Filed pursuant to Rule 424(b)(1)
Registration No. 333-146011

Prospectus

CRESUD SOCIEDAD ANÓNIMA COMERCIAL, INMOBILIARIA,

FINANCIERA Y AGROPECUARIA

Cresud Inc.

Rights to Subscribe for Common Shares in the Form of American Depositary Shares and Warrants

We are granting to our common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants to acquire additional common shares. Each common share held of record at 6:00 p.m. (Buenos Aires, Argentina time) on February 27, 2008 entitles its holder to one right to subscribe for common shares, or “common share right.” Each common share right will entitle its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase 0.33333333 additional common shares. The Bank of New York, as our ADS rights agent, will make available to holders of our American Depositary Shares, or “ADSs” (each of which represents 10 common shares), rights, or “ADS rights,” to subscribe for new ADSs, together with the right to receive warrants to acquire additional common shares. Each ADS held of record at 5:00 p.m. (New York City time) on February 27, 2008 entitles its holder to one ADS right. Each ADS right will entitle its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchases pursuant to this offering, 10 warrants, each of which will entitle such holder to purchase 0.33333333 additional common shares.

On February 25, 2008 we published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire a non-binding indicative subscription price for each of the new common shares and the new ADSs of Ps.5.37 and US$17.01, respectively.

The definitive subscription price for the new common shares and the new ADSs will be established by our board of directors in U.S. dollars, based on a range between the lowest and the highest trading price of our ADSs during a period of not less than 5 days and not more than 180 days prior to the determination of the subscription price on March 10, 2008. The subscription price for each new common share will be payable in U.S. dollars outside Argentina or in Argentine pesos in Argentina, determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) at the close of business on the subscription price determination date as quoted by Banco de la Nación Argentina. The subscription price for each new ADS will be payable in U.S. dollars. The subscription price will be reported to the Comisión Nacional de Valores, published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on the following day prior to the opening of the stock market in Argentina.

Subscriptions for new common shares and new ADSs pursuant to the exercise of the common share rights, the ADS rights and the accretion rights that are submitted prior to our publication of the definitive subscription price will be binding and irrevocable even though the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

(cover continued on following page)

	Price to the Public		Proceeds to Company
Non-binding indicative subscription price per new common share(2)		Ps. 5.37	US$	48.9
Non-binding indicative subscription price per new ADS(3)	US$	17.01	US$	257.2
Rights to subscribe for common shares and ADS rights	US$	0.00	US$	0.00
Warrants(4)	US$	0.00	US$	0.00
Total offering(4)			US$	297.3	(1)

(1)	After payment of transaction expenses by us, currently estimated at approximately US$8.84 million.
(2)	Corresponds to approximately 28,800,000 common shares expected to be subscribed in Argentina, based on the non-binding indicative subscription price of Ps. 5.37 for each new common share. Proceeds have been converted to U.S. dollars on the basis of the exchange rate of US$1 = Ps.3.157 as quoted by Banco de la Nación Argentina on February 22, 2008.
(3)	Corresponds to approximately 151,200,000 common shares expected to be subscribed in the form of ADSs, each of which represents 10 common shares, based on the non-binding indicative subscription price of US$17.01 for each new ADS.
(4)	No separate consideration will be received by us for the granting of the rights to subscribe for common shares, the rights to subscribe for ADSs evidencing common shares or the warrants prior to their exercise.

Investing in our common shares, ADSs and warrants involves significant risks. See “ Risk Factors” beginning on page 33.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint-Dealer Managers

Citi	Deutsche Bank Securities

Co-Dealer Manager

Raymond James

February 25, 2008

(continued from previous page)

Any holder of common share rights may transfer any whole number of common share rights. Common share rights will be eligible to trade on the Buenos Aires Stock Exchange from February 28, 2008 to March 14, 2008. The ADS rights will not be transferable.

Our ADSs are traded on the NASDAQ Global Select Market under the symbol “CRESY,” and our common shares are traded on the Buenos Aires Stock Exchange under the symbol “CRES.” On February 20, 2008, the closing prices on the NASDAQ Global Select Market per ADS and on the Buenos Aires Stock Exchange per common share were US$18.35 and Ps.5.94, respectively. We have applied to list the warrants on the Buenos Aires Stock Exchange, and we intend to have the warrants listed on the American Stock Exchange or the NASDAQ.

Prior to their expiration on May 22, 2015, the warrants will be exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires), commencing with such period from and including May 17 through to May 22, 2008. The warrants will be freely transferable. We will accept the exercise of warrants to purchase whole new common shares. Three warrants must be exercised in order to purchase one new common share. The exercise price for new common shares to be purchased pursuant to the exercise of warrants will be payable in U.S. dollars and will be determined by our board of directors and published by us on March 11, 2008 in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire. You must pay the exercise price of the warrants in U.S. dollars. ADS holders wishing to obtain additional ADSs upon exercise of their warrants must deposit the common shares acquired under the warrants with The Bank of New York, as our depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

We are granting these preemptive rights to subscribe for newly issued common shares as required under Argentine law and, although not obligated to do so, have elected to register the common shares to which these preemptive rights relate with the Securities and Exchange Commission in order to extend to our U.S. shareholders and holders of ADSs an equal opportunity to participate in our preemptive rights offering.

The offering of new common shares and warrants by means of rights to holders of common shares will expire at 1:00 p.m. (Buenos Aires, Argentina time) on March 18, 2008 (the “expiration of the common share subscription period”). The offering of new ADSs and warrants by means of ADS rights to holders of ADSs will expire at 5:00 p.m. (New York City time) on March 13, 2008 (the “expiration of the ADS subscription period”).

i

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities other than the securities described in this prospectus, or an offer to sell or the solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this prospectus shall not, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

As used in this prospectus, the terms “Cresud,” “we,” “us” and “our” may refer, depending upon the context, to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, to one or more of our consolidated subsidiaries or to all of them taken as a whole, unless we state otherwise or the context indicates otherwise. Our headquarters are located at Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina, our telephone number is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Cresud

This prospectus contains our audited consolidated financial statements as of June 30, 2006 and 2007 and for the years ended June 30, 2005, 2006 and 2007. This prospectus also incorporates by reference our Annual Report on Form 20-F for the year ended June 30, 2007. This prospectus also contains our unaudited financial statements as of December 31, 2006 and 2007 and for the six-month periods ended on such dates. We prepare our consolidated financial statements in Pesos and in conformity with the generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autonoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 17 to our audited consolidated financial statements contained elsewhere in this prospectus for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2005 and 2006. However, such departure has not had a material effect on our financial statements. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

IRSA

As of December 31, 2007, we owned a 34.6% equity interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”). In compliance with Rule 3-09 of Regulation S-X, also contained in this prospectus are the audited consolidated financial statements of IRSA as of June 30, 2006 and 2007 and for the years ended June 30, 2005, 2006 and 2007. This prospectus also includes IRSA’s unaudited consolidated financial statements as of and for the six-month periods ended December 31, 2006 and 2007.

IRSA prepares its consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 28 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA and a reconciliation to U.S. GAAP of IRSA’s net income and shareholders’ equity.

In order to comply with Comisión Nacional de Valores regulations, IRSA recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2005 and 2006. However, such departure has not had a material effect on the IRSA’s consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for IRSA’s fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue regulations precluding companies under its supervision from presenting price-level restated financial statements. On April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. IRSA complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on IRSA’s consolidated financial statements.

As of December, 2007, IRSA owned an 11.8% equity interest in Banco Hipotecario that represented 7.0% if IRSA’s total consolidated assets at such date. In compliance with Rule 3-09 of Regulation S-X, also included in our annual report on Form 20-F for the year ended June 30, 2007, which is incorporated herein by reference, are the audited consolidated financial statements of Banco Hipotecario as of June 30, 2006 and 2007, and for the twelve months ended June 30, 2005, 2006 and 2007.

Incorporation by Reference

We incorporate by reference the Form 20-F described below and any future filings made by us with the SEC under Section 13(a) or 15(d) of the Exchange Act until the transactions contemplated by this prospectus are consummated or this offering is terminated. Any such information incorporated by reference would be an important part of this prospectus. Any such future filings shall be deemed to automatically update and supersede the information contained herein or in documents previously incorporated by reference to the extent not modified or superseded by documents or reports subsequently filed. As of the date of this prospectus, our annual report on Form 20-F (filed under an English translation of our corporate name, Cresud Inc.) for the year ended June 30, 2007, is incorporated herein by reference.

We will provide, without charge, to any person to whom a copy of this prospectus is delivered, upon written request, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to us at our headquarters located at Moreno 877, 23rd floor, (C1091AAQ) Buenos Aires, Argentina.

Adoption by the Comisión Nacional de Valores of CPCECABA standards

Effective July 1, 2006, we adopted Technical Resolution No. 22 “Agricultural Activities” issued by FACPCE (“RT No. 22”). RT No. 22 prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. The adoption of RT No. 22 did not have a significant impact in our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we disclose certain components of our costs as separate line items in the income statement. Adoption of RT No. 22 did not result in any change to our consolidated gross profit for any of the periods presented.

Also, the Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. Under the new standards, the carrying value of a long-lived asset is considered impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary but allows a one-time accommodation to continue treating those differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

General

Certain amounts which appear in this prospectus (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for December 31, 2007 which was Ps.3.1490 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.” Total may not sum due to rounding.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to the fiscal years ended June 30 of each such year.

The summary consolidated income statement data for the years ended June 30, 2003 and 2004 and the summary consolidated balance sheet data as of June 30, 2003, 2004 and 2005 have been derived from our Annual Report on Form 20-F for the year ended June 30, 2007 which is incorporated by reference herein.

In this prospectus where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank (Banco Central de la República Argentina).

Market Data

Market data used throughout this prospectus were derived from reports prepared by unaffiliated third-party sources. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” section, and our consolidated financial statements and related notes, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “Cresud,” “we,” “us” and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and our consolidated subsidiaries.

Our Company

We are a leading Argentine agricultural company with a growing presence in the Brazilian agricultural sector through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícola (“BrasilAgro”). We are currently involved in a range of activities including crop production, cattle raising and milk production. Our business model, which we seek to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange, and our ADSs are listed on the NASDAQ Global Select Market.

As of December 31, 2007, we owned 17 farms with approximately 445,075 hectares. Approximately 25,534 hectares of the land we own are used for crop production, approximately 97,942 hectares are for beef cattle production, 3,951 hectares are for milk production and approximately 3,243 hectares are leased to third parties for crop and beef cattle production. The remaining 314,405 hectares of land reserve are primarily natural woodlands. In addition, through Agropecuaria Cervera S.A. we have the rights to 162,000 hectares of land for a 35-year period that can be extended for another 29 years. Also, during the six months ended December 31, 2007, we leased 31,174 hectares from third parties for crop production and 32,494 hectares for beef cattle production.

During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, we had consolidated sales of Ps.78.2 million, Ps.112.3 million, Ps.110.3 million and Ps.68.1 million, production income of Ps.67.5 million, Ps.65.4 million, Ps.102.8 million and Ps.35.7 million, and consolidated net income of Ps.76.8 million, Ps.32.9 million, Ps.49.4 million and Ps.14.5 million, respectively. During the period from June 30, 2005 to December 31, 2007, our total consolidated assets increased 60.2% from Ps.743.4 million to Ps.1,191 million, and our shareholders’ equity increased 62.7% from Ps.523.1 million to Ps.851.0 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land):

	At June 30,			At December 31,
	2005(1)	2006(1)	2007(1)(2)	2007(1)(2)
	(in hectares)
Grains(3)	39,831	41,283	53,579	66,987
Cattle	96,380	129,946	114,097	130,436
Milk	1,776	1,698	2,609	3,951
Natural woodlands(4)	263,177	258,477	325,728	314,405
Owned farmlands leased to others	9,978	14,229	13,771	8,375

Total	411,142	445,633	509,784	524,154

(1)	Includes 35.7% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest. See “Cresud’s Business—Subsidiaries and Affiliated Companies.”
(2)	Includes 24.0% of approximately 170 hectares owned by Cactus Argentina S.A., an affiliated Argentine company in which we have a non-controlling 24.0% interest. See “Cresud’s Business—Subsidiaries and Affiliated Companies.”
(3)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(4)	We use part of our land reserves to produce fence posts, rods and a small amount of charcoal.

We are also indirectly engaged in the Argentine real estate business through our holding of 34.6% of the common shares of IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders. As of December 31, 2007, our investment in IRSA represented approximately 43.2% of our total consolidated assets, and during the six months ended December 31, 2007, our gain from our investment in IRSA was Ps.7.2 million.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of December 31, 2007, we owned approximately 8.3% of the outstanding common shares of BrasilAgro. As of December 31, 2007, our investment in BrasilAgro represented approximately 7.1% of our total consolidated assets.

Our Strategy

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•

Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

•

Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

•

Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy and for residential use, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we are actively analyzing various expansion opportunities in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. As of June 30, 2007, Brasilagro had acquired and committed purchases for over 80,000 hectares of land.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

•

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

•

We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we recently initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Cactus Feeders and Tyson Foods to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•

In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health. For example, in May 2007 we opened one of the most modern dairy production facilities in Argentina, achieving a daily production capacity of more than 40,000 litres.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•

Developing productive properties in areas where agricultural production is not developed to its full potential. As of June 30, 2007, we owned land reserves in excess of 329,828 hectares, which is located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

•

Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, extreme weather conditions and other factors affecting the agricultural sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA

We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

Recent Developments

Exercise of our warrants and conversion of our convertible notes. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively, increasing our capital stock to 320,774,772 issued and outstanding shares. As of the date of this prospectus, there are no outstanding warrants or convertible notes to acquire our shares.

Exercise of IRSA’s Warrants and Conversion of Convertible Notes. Between September 25, 2007 and October 25, 2007, we acquired an additional 82.5 million common shares of IRSA by (i) exercising all of our warrants to acquire 60.5 million IRSA common shares for an aggregate purchase price of US$39.6 million and (ii) converting US$12.0 million of IRSA’s 8% convertible notes due 2007 into 22.0 million common shares. As a result, our investment in IRSA’s common shares increased from 25% on June 30, 2007 to 34.6% on December 31, 2007. The term for the exercise of IRSA’s remaining warrants and the conversion of its outstanding convertible notes expired on November 14, 2007. After the exercise of warrants and conversion of convertible notes described above, we have no further warrants or convertible notes of IRSA.

Solares de Santa María, City of Buenos Aires (formerly Santa María del Plata). Solares de Santa María is a mixed-use development project which IRSA intends to develop on a 70-hectare property facing the Río de la Plata in the southern port of Puerto Madero, 10 minutes from downtown Buenos Aires. This proposed project is currently expected to have residential complexes, as well as offices, stores, hotels, sport and nautical clubs, schools, supermarkets and parking lots. We initially sought approval for this project in late 1997, and on November 9, 2007, the Executive Branch of the City of Buenos Aires issued Decree No. 1584/2007, approving this project. Notwithstanding such Decree, several operational and implementation issues remain to be approved by the City of Buenos Aires. In addition, a member of the Legislative Branch of the City of Buenos Aires recently initiated a lawsuit (acción de amparo) challenging such Decree, alleging that it did not meet certain procedural requirements and requesting an injunction to suspend construction until the resolution of the legal challenge. As of the date of this prospectus, the injunction has been granted, but we have not been notified of any decision with respect to the merits of the pending claim.

Partial sale of “La Nación” building. On January 8, 2008, IRSA sold to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial an undivided 29.9% interest in an office building known as “Edificio La Nación” located at Bouchard 551, in the City of Buenos Aires. The sale price for such undivided interest was US$34.4 million which was paid in cash prior to closing. The portion of Edificio La Nación sold represents a surface area of 9,946 square meters and 133 parking spaces.

Acquisition of Shopping Center. On December 28, 2007, IRSA’s subsidiary, Alto Palermo S.A. or “Alto Palermo”, executed a bill of sale for a partial bulk transfer with INC S.A., pursuant to which Alto Palermo agreed to acquire a shopping center known as “Soleil Factory” which is located in the greater Buenos Aires metropolitan area. Closing of this transaction is subject to certain conditions set forth in the deed of transfer, including the approval of the Argentine Comisión National de Defensa de la Competencia, or “Antitrust Authority”. The purchase price was US$20.7 million, of which Alto Palermo paid into escrow US$8.1 million upon the execution of the bill of sale. The unpaid balance is US$12.6 million which accrues interest at an annual rate of 5% (plus value added tax) and is to be paid in 7 years, together with the seventh and last annual installment of the accrued interest. On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance of the transfer of the Soleil Factory shopping center to Alto Palermo, and as of the date of this prospectus, the Antitrust Authority has not reached a decision.

In addition, Alto Palermo executed a letter of intent for the acquisition, development and exploitation of a new shopping center on a parcel of land owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán, for an amount of US$1.3 million, of which Alto Palermo paid US$0.05 million on January 2, 2008. This transaction is subject to certain conditions set forth in the letter of intent, including Alto Palermo’s acquisition of the Soleil Factory shopping center.

Our headquarters are located at Moreno 877, 23rd floor, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

THE OFFERING

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our securities. We urge you to read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections, along with our consolidated financial statements and the related notes.

Offering of Common Share Rights and ADS Rights	We are granting to our common shareholders rights, or “common share rights,” to subscribe for 180,000,000 new common shares and 180,000,000 warrants to acquire additional common shares. Each common share held of record at 6:00 p.m. (Buenos Aires, Argentina time) on February 27, 2008 entitles its holder to one common share right. Each common share right will entitle its holder to subscribe for 0.561141 new common shares and to receive free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase 0.33333333 additional common shares.

The Bank of New York, as our ADS rights agent, will make available to holders of ADSs, rights or “ADS Rights,” to subscribe for new ADS and warrants to acquire additional common shares which may be delivered in the form of ADSs. Each ADS held of record at 5:00 p.m. (New York City time) on February 27, 2008 entitles its holder to one ADS right. Each ADS right will entitle its holder to subscribe for 0.561141 new ADS and to receive free of charge, for each new ADS that it purchases pursuant to this offering, 10 warrants, each of which will entitle such holder to purchase 0.33333333 additional common.

Purchases by holders of rights	On February 28, 29 and March 3, 2008, the three business days prior the beginning of the subscription period referred to below, we will publish a notice in the Official Gazette of Argentina, a newspaper of general circulation in Argentina (La Nación, Ámbito Financiero, or both) and issue a press release to PR Newswire, announcing the statutory preemptive right of each existing holder of common shares or ADSs to subscribe for 0.561141 new common shares for every common share held of record, or 0.561141 new ADS for every ADSs held of record, as the case may be.

Subscription period for the common share rights and ADS rights	From March 4, 2008, through 1:00 p.m. (Buenos Aires, Argentina time) on March 18, 2008, in the case of the common share rights (the “common shares subscription period”) and from March 4, 2008, through 5:00 p.m. (New York City time) on March 13, 2008, in the case of the ADS rights (the “ADS subscription period”).

To exercise common share rights, you must deliver to our common shares agent, a properly completed subscription form accompanied by a certificate of ownership issued by the Caja de Valores or evidence of assignment of the common share rights in your favor by 1:00 p.m. on March 18, 2008, or your common share rights will lapse and will have no further value. Deposit in the mail will not constitute delivery to us.

To exercise the ADS rights, you must deliver to the ADS rights agent a properly completed ADS rights subscription form and pay the amount specified below for each ADS subscribed or sought pursuant to accretion rights by 5:00 p.m. New York City time on March 13, 2008, or your ADS rights will lapse and will have no further value, except the right to receive a cash payment if the Depositary receives U.S. dollars in respect of a sale of unexercised common share rights. Deposit in the mail will not constitute delivery to the ADS rights agent.

The amount you pay will based on (i) the non-binding indicative subscription price or (ii) the definitive subscription price at all times plus, in each case, the Depository’s issuance fee of US$0.05 per new ADS. See “—non-binding indicative subscription price” for a description of applicable procedures if amounts paid prior to our publication of the definitive subscription price are different from the definitive subscription price.

The exercise of common share rights and ADS rights is irrevocable and may not be canceled or modified.

Accretion rights

Concurrently with the exercise of their common share rights, holders of common shares may exercise their statutory accretion rights with respect to common shares not subscribed for by other holders of common shares in the exercise of their respective preemptive rights, by indicating the maximum number of additional common shares they would like to purchase pursuant to their accretion rights, which shall not exceed the amount of common shares subscribed by such holder in the exercise of its preemptive rights. Common shares relating to such accretion rights will be allocated pro rata to each exercising holder of common shares that has requested additional shares through the exercise of accretion rights based on the ratio of the number of new common shares available after exercise of the common share rights to the aggregate number of new common shares to be subscribed for pursuant to accretion rights.

Concurrently with the exercise of their preemptive rights, ADS holders that subscribe for new ADSs pursuant to their ADS rights may indicate on their subscription forms a number of additional ADSs for which they would be willing to subscribe pursuant to their accretion rights which shall not exceed the number of new ADSs subscribed by such holder in the exercise of its preemptive rights. If accretion rights are allocated to the depositary, the ADS rights agent will allocate additional ADSs to ADS holders that requested them. If the amount of additional ADSs available pursuant to accretion rights are insufficient to satisfy all requests, we will allocate the available additional ADSs ratably among requesting ADS holders in proportion to the number of additional ADSs they requested.

On March 19, 2008, which is one business day after the end of the common shares subscription period, we will notify holders of our common shares and our ADS holders who have indicated that they wish to exercise their accretion rights of the aggregate number of unsubscribed common shares and ADSs, as applicable, by publication of a notice in the bulletin of the Buenos Aires Stock Exchange and the CNV web site. Based on this notice, we will allocate unsubscribed common shares to holders of common shares and ADSs to ADS holders, as applicable, in accordance with their accretion rights.

Results of the offering	On March 25, 2008, which is the third Argentine business day after the end of the common shares subscription period, we will notify holders of our common shares and ADS holders by publication of a notice in the bulletin of the Buenos Aires Stock Exchange and PR Newswire of the final results of the offering pursuant to common share rights and ADS rights.

Non-binding indicative subscription price	On February 25, 2008, we published in the bulletin of the Buenos Aires Stock Exchange, the website of the Comisión Nacional de Valores and released to PR Newswire a non-binding indicative subscription price for each of the new common shares and ADSs of Ps.5.37 and US$17.01, respectively.

Subscriptions for new common shares and new ADSs pursuant to the exercise of the common share rights, the ADS rights and the accretion rights that are submitted prior to our publication of the definitive subscription price will be binding and irrevocable even though the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

If the non-binding indicative subscription price delivered in connection with a subscription form is less than the definitive subscription price plus the applicable fees, the ADS rights agent will notify the subscriber of the shortfall and will not deliver the new ADSs subscribed for until the shortfall is paid. Any such subscriber will have no more than two days to pay such shortfall to the ADS rights agent prior to the expiration of the subscription period on March 13, 2008. If a shortfall is not paid by the date specified in the notice, the ADS rights agent may sell a portion of the new ADSs to pay for the shortfall.

If the amount paid with a subscription is more than the definitive subscription price plus applicable fees, the ADS rights agent will notify the subscriber of the excess and will return such excess to the relevant subscriber as promptly as practicable after completion of this offering.

Definitive subscription price	The definitive subscription price for the new common shares and the new ADSs will be established by our board of directors in U.S. dollars, based on a range between the lowest and the highest trading price of our ADSs during a period of not less than 5 days and not more than 180 days prior to the determination of the subscription price on March 10, 2008. The subscription price will be reported to the Comisión Nacional de Valores, published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on the following business day, prior to the opening of the Buenos Aires Stock Exchange.

The subscription price for each new ADS will be payable in U.S. dollars. Holders of new ADSs must also pay an amount sufficient to cover the fee of the depositary that is US$0.05 per new ADS.

The subscription price for each new common share will be payable in U.S. dollars outside Argentina or in Argentine pesos in Argentina, determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) at the close of business on the subscription price determination date as quoted by Banco de la Nación Argentina.

The definitive subscription price will be determined within the price range established at our shareholders’ meeting held on October 10, 2007.

Payment for exercise of preemptive rights	The new common shares subscribed pursuant to the common share rights must be paid in cash or by wire transfer to the common shares agent no later than 1:00 p.m. on March 18, 2008, which is the last business day of the common shares subscription period.

The new ADSs subscribed pursuant to the ADS rights must be paid by wire transfer or by certified or official bank check or money order to the ADS rights agent no later than 5:00 p.m. on March 13, 2008, which is the last business day of the ADS subscription period.

Payment for exercise of accretion rights	The new common shares subscribed pursuant to the accretion rights must be paid by wire transfer or by certified or official bank check or money order to the common share rights agent no later than 1:00 p.m. on March 25, 2008 which is the second business day after the end of the common shares subscription period.

The new ADSs subscribed pursuant to the accretion rights must be paid in cash, by wire transfer or by certified or official bank check or money order to the ADS rights agent no later than 5:00 p.m. on March 13, 2008 which is the last business day of the ADS subscription period.

Fractional common shares and ADSs	We will accept subscriptions for whole new common shares and new ADSs only and will round down any subscription submitted for fractional new common shares and fractional new ADSs to the nearest whole number of new common shares or new ADSs, as applicable.

Use of unsubscribed ADSs and common shares	After expiration of the common shares subscription period and the ADS subscription period, we may cancel the unsubscribed common shares or sell them to third parties at such times as our board of directors may determine. The price for such sales may not be more favorable to the purchaser than the price offered herein. We currently intend to offer any unsubscribed common shares to the public promptly after completion of this offering.

Issuance and delivery of new common shares and new ADSs	The new common shares and warrants acquired pursuant to the preemptive rights will be issued and made available on the next Argentine business day following the expiration of the common shares subscription period.

The new ADSs and warrants acquired pursuant to the preemptive rights will be issued and made available as soon as practicable after the new common shares are deposited with the Depositary’s custodian in Argentina.

The new common shares acquired pursuant to the accretion rights will be issued and made available on the second Argentine business day following the expiration of the common shares subscription period.

The new ADS acquired pursuant to the accretion rights will be issued and made available as soon as practicable after the new common shares are deposited with the Depositary’s custodian in Argentina.

We will register new common shares issued upon exercise of common share rights and related warrants in our share register as soon as practicable after our receipt of payment with respect to such exercise. Certificates representing the new common shares will be issued upon request.

ADRs, if applicable, evidencing new ADSs, and the related warrants, will be made available to subscribing ADS holders as soon as practicable upon receipt by the depositary (or its agents) of the new common shares subscribed for.

Transferability	Any holder of common share rights may transfer its common share rights. Common share rights will be eligible to trade on the Buenos Aires Stock Exchange from February 28, 2008 to March 14, 2008 but will not be eligible to trade on any securities exchange in the United States.

The ADS rights will not be transferable.

The Depositary may, to the extent permitted by applicable law, sell the common shares rights underlying the unexercised ADS rights on the Buenos Aires Stock Exchange. The proceeds from the sale of common shares rights underlying the unexercised ADS rights will be, to the extent permitted by applicable law, distributed to the ADS holders in U.S. dollars pursuant to the deposit agreement.

Combined offering	In connection with this rights offering, we intend to offer the unsubscribed common shares, if any, in the form of ADSs in the United States and other jurisdictions outside Argentina, provided certain conditions are met and our board of directors approves such subsequent offering. The price for such sale may not be more favorable for the purchaser than the price offered herein.

No exchanges of common share rights or ADS rights	You may not surrender ADS rights for the purpose of withdrawing rights to subscribe for common shares or deposit common share rights to obtain ADS rights.

Listing of common shares	The common shares are listed on the Buenos Aires Stock Exchange under the symbol “CRES.” We have requested authorization to list the new common shares rights underlying the rights on the Buenos Aires Stock Exchange.

Listing of ADSs	The ADSs are listed on the NASDAQ Global Select Market under the symbol “CRESY.” We have requested authorization to list the new ADSs issuable pursuant to the ADS rights on the NASDAQ.

Dealer Managers	Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. will act as joint-dealer managers and Raymond James & Associates, Inc. will act as co-dealer manager, in connection with this rights offering.

ADS rights agent	The Bank of New York

Common share rights agent	Raymond James Argentina Sociedad de Bolsa S.A.

Depositary	The Bank of New York

The Warrants

Maximum number of warrants	We will issue up to a maximum of 180,000,000 warrants, assuming all of the common shares and ADS available for purchase in this rights offering are purchased.

We will issue, free of charge:

•	One warrant to each holder of our common share rights for each new common share it purchases in the common share rights offering; and

•	10 warrants to each ADS rights holder for each new ADS it purchases in the ADS rights offering.

Exercise of the warrants	To exercise the warrants, you must deliver to the warrant agent a properly completed purchase form, accompanied by a certificate of ownership, if any, and full payment of the exercise price by 5:00 p.m. (New York City time) during the exercise periods referred to below.

Upon exercise, each warrant will entitle the holder thereof to purchase 0.33333333 of our common shares. Prior to their expiration, the warrants will be exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent that such dates are business days in New York City and in Buenos Aires), commencing with such period from and including May 17 through May 22, 2008.

ADS holders wishing to obtain additional ADSs upon exercise of their warrants must deposit the common shares acquired under the warrants with the Bank of New York, as our depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

Unexercised warrants will not entitle their holders to any rights to vote at or attend our shareholders meetings or to receive any dividends in respect of our common shares. The number of our common shares for which, and the price at which, a warrant is exercisable are subject to adjustment upon the occurrence of certain events, as provided in the warrant agreement relating to the warrants.

We will accept exercises of warrants for whole, new common shares only and will round down any warrant exercise submitted for fractional, new common shares to the nearest whole number of new common shares.

Exercise price	Each warrant will entitle its holder to purchase 0.33333333 additional common shares for an exercise price that will be payable in U.S. dollars and will be determined by our board of directors. The exercise price for each new common share to be purchased pursuant to the exercise of the warrants will consist of the definitive subscription price of the new shares subscribed for pursuant to the common share rights offering plus a premium equal to not more than 100% of such subscription price and will be published on March 11, 2008, in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire. Three warrants must be exercised to purchase each common share.

If, as of the payment date of the warrant exercise price, payment in U.S. dollars is legally prevented in Argentina, holders of warrants will be entitled to pay the exercise price directly to us, in Pesos in an amount equal to the Argentine peso equivalent of the U.S. dollar exercise price of the warrants determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) published by Banco de la Nación Argentina, or if such information is not available, by Bloomberg, for the purchase of Pesos in exchange for U.S. dollars on the business day preceding the payment date of the exercise price of the warrants.

Expiration of warrants	The warrants will expire automatically and become void on May 22, 2015.

Transferability	Any holder of warrants may transfer its warrants at any time after the date of issuance. Warrants will be eligible to trade on the Buenos Aires Stock Exchange and we intend to have the warrants listed on the American Stock Exchange or the NASDAQ.

Shelf registration	We have agreed that until the earlier to occur of the exercise or expiration of all the warrants, we will keep a registration statement current with respect to the issuance of our common shares from time to time upon exercise of the warrants.

Listing	We have applied to have the warrants listed on the Buenos Aires Stock Exchange. We intend to have the warrants listed on the American Stock Exchange or the NASDAQ.

Warrant agent	The Bank of New York.

Representative of the warrant agent	Banco Santander Río S.A.

in Argentina

General

Use of proceeds	We currently estimate that the net proceeds of this offering will be approximately US$297.3 million, after deducting estimated fees and expenses, based on the assumptions that (i) all of the common shares and ADSs available for purchase in this rights offering are purchased, (ii) none of the warrants are exercised upon consummation of this offering and (iii) the subscription price per common share will be Ps.5.37. Such estimated subscription price is based on historic stock prices which may not be representative of the definitive subscription price for this offering which will be determined as set forth elsewhere in this prospectus. The amount of net proceeds set forth above represents only an estimate (based on the stated assumptions) and may differ significantly from the net proceeds we actually receive from this offering.

We currently intend to use the net proceeds of this offering as follows:

•

Approximately US$100 million to US$200 million to finance the growth of our core business through new investments in agricultural activities in Latin America. We intend to focus primarily on investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia but may make limited investments in other countries to the extent we believe such investments are consistent with our business strategy.

•

Approximately one third of the net proceeds for additional investments in IRSA, through market purchases of outstanding shares and/or subscriptions of preemptive and accretion rights issued in connection with future capital increases of IRSA; and

•	Approximately US$40 million for working capital and other general corporate purposes.

The amount of proceeds we will receive from this offering will depend not only on the definitive subscription price but also on the extent to which our shareholders elect to exercise their rights to subscribe for new common shares. The extent to which our shareholders elect to do so is beyond our control and cannot be predicted with certainty. If a significant percentage of our shareholders do not exercise their rights to subscribe for new common shares, our net proceeds could be materially less than the amount indicated above (which assumes that 100% of the common shares and ADSs available for purchase will be purchased).

Although we are constantly evaluating investment opportunities, at this time we do not have any binding commitment to make any material investments not identified in this prospectus. Because several of the proposed investments above are uncertain at this time, the net proceeds from this offering may not be fully used in the short term. Until those investments are made, we intend to invest the net proceeds of this offering in high quality, liquid financial instruments. The allocation of the net proceeds from this offering will be influenced by prevailing market conditions from time to time, and as a result, we reserve the right to reallocate all or a portion of such anticipated uses to other uses we deem consistent with our strategy.

Outstanding common shares immediately before and after the preemptive rights offering	Immediately prior to this preemptive rights offering, our outstanding capital stock consists of approximately 320,774,772 common shares.

Immediately after this preemptive rights offering, a total of 500,774,772 common shares are expected to be outstanding (assuming all of the new common shares and ADSs available for purchase in this rights offering are purchased, and that none of the warrants are immediately exercised upon consummation of this offering).

Dividends	Under Argentine law, the declaration, payment and amount of dividends on the common shares are subject to the approval of the our shareholders and to certain requirements of Argentine law. Pursuant to the deposit agreement, holders of ADSs will be entitled to received dividends, if any, declared on the common shares represented by such ADSs to the same extent as the holders of the common shares. Cash dividends will be paid in Pesos and will be converted by the depositary into U.S. dollars at the prevailing exchange rate on the date of conversion and paid to the holders of ADSs net of any dividend distribution fees, currency conversion expenses taxes or governmental charges. See “Dividends and Dividend Policy,” “Description of Capital Stock” and “Description of the American Depositary Receipts.”

Voting Rights	Holders of our common shares are entitled to one vote for each common share at any of our shareholders’ meeting. See “Description of Capital Stock.” Pursuant to the deposit agreement and subject to Argentine law and our bylaws, holders of ADSs are entitled to instruct the depositary to vote or cause to be voted the number of common shares represented by such ADSs. See “Description of the American Depositary Receipts.”

Principal shareholders	Inversiones Financieras del Sur S.A., or IFISA, our largest shareholder and a company of which our director, Eduardo Elsztain, is the largest beneficial owner, has indicated to us that it intends to exercise all of its statutory preemptive rights and possibly some of its accretion rights in connection with this offering. See “Related Party Transactions.”

Information	Any questions or requests for assistance may be directed to:

•	Citigroup Global Markets, Inc., as joint-dealer manager, at 388 Greenwich Street, 33rd Floor, New York, New York 10013, or by calling 1-212-816-4346.

•	Deutsche Bank Securities Inc., as joint-dealer manager at 60 Wall Street, New York, New York 10005 or by calling 1-212-250-9838.

•	Raymond James & Associates Inc., as co-dealer manager at 880 Cavillon Park Way, St. Petersburg, Florida 33716 or by calling 1-727-567-1000.

•	The Bank of New York, as ADS rights agent, at 101 Barclay Street, New York, New York 10281, or by calling 1-800-507-9357, in the case of holders of ADSs, or

•

Raymond James Argentina Sociedad de Bolsa S.A., our common share rights agent, at San Martin 344, 22nd Floor, Buenos Aires, Argentina, or by calling +54 (11) 4850-2500 collect, in the case of holders of our common shares, or

•	Cresud Sociedad Anónima Comercial Inmobiliaria, Financiera y Agropecuaria, Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina, or by calling +54 (11) 4814-7800 collect.

For additional information concerning the common shares, the ADSs and the warrants, see “Description of Capital Stock,” “Description of the American Depositary Receipts” and “Description of the Warrants.”

Risk factors	See “Risk Factors” for a discussion of certain significant risks you should consider before making an investment decision.

Timetable for the Offering

Publication of non-binding indicative subscription price	February 25, 2008

Common shares record date 6:00 p.m. (Buenos Aires, Argentina time)	February 27, 2008

ADS record date 5:00 p.m. (New York City time)	February 27, 2008

Common share rights commence trading on the Buenos Aires Stock Exchange	February 28, 2008

Common shares subscription period	March 4, 2008 to March 18, 2008

ADS subscription period	March 4, 2008 to March 13, 2008

Publication of the definitive subscription price for the new common shares and the new ADSs	March 11, 2008

Expiration date for holders of ADS rights	March 13, 2008

End of common share rights trading on the Buenos Aires Stock Exchange	March 14, 2008

Expiration date of common shares subscription period	March 18, 2008

Allocation of accretion rights	March 19, 2008

Delivery date for new common shares pursuant to common share preemptive rights	On or about March 19, 2008

Delivery date for new common shares pursuant to common share accretion rights	On or about March 25, 2008

Delivery date for the new ADS pursuant to ADS preemptive rights	On or about March 25, 2008

Delivery date for the new ADS pursuant to ADS accretion rights	On or about March 25, 2008

SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following summary consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in “Cresud’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated statement of income data for the six months ended December 31, 2006 and 2007 and the summary consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of income data for the years ended June 30, 2005, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2006 and 2007 have been derived from our consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statement data for the years ended June 30, 2003 and 2004 and the summary consolidated balance sheet data as of June 30, 2003, 2004 and 2005 have been derived from our Annual Report on Form 20-F for the year ended June 30, 2007 which is incorporated by reference herein.

Effective July 1, 2006, we adopted RT No. 22 which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. The adoption of RT No. 22 did not have a significant impact in our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we disclose certain components of our costs as separate line items in the income statement. Adoption of RT No. 22 did not result in any change to our consolidated gross profit for any of the periods presented.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2006 and 2005. However, such a departure has not had a material effect on the consolidated financial statements as of those dates. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

As of December 31, 2007 we owned a 34.6% equity interest in IRSA that represented 43.2% of our total consolidated assets of such date. In compliance with Rule 3-09 of Regulation S-X, also contained in this prospectus are the audited consolidated financial statements of IRSA as of June 30, 2006 and 2007 and for the years ended June 30, 2005, 2006 and 2007. This prospectus also includes IRSA’s unaudited consolidated financial statements as of and for the six months ended December 31, 2006 and 2007.

Summary Consolidated Financial and Other Information for Cresud

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
INCOME STATEMENT DATA
Argentine GAAP
Production income:
Crops	24,883,609	24,369,232	44,052,970	37,005,907	72,426,012	22,992,385	6,586,411	12,840,230	4,077,558
Beef cattle	16,584,204	20,637,512	19,993,923	20,452,655	19,462,410	6,178,543	11,125,808	13,528,391	4,296,091
Milk	2,414,992	3,191,948	3,463,144	7,892,462	10,911,397	3,463,936	5,478,723	9,339,925	2,965,997

Total production income	43,882,805	48,198,692	67,510,037	65,351,024	102,799,819	32,634,864	23,190,942	35,708,546	11,339,646

Cost of production:
Crops	(18,770,450)	(17,616,790)	(34,463,844)	(35,799,706)	(52,401,684)	(16,635,455)	(8,007,741)	(10,454,611)	(3,319,978)
Beef cattle	(8,813,155)	(15,112,209)	(17,012,337)	(18,780,372)	(15,050,438)	(4,777,917)	(8,258,522)	(9,746,041)	(3,094,964)
Milk	(1,483,172)	(1,307,962)	(2,094,975)	(5,845,360)	(8,476,391)	(2,690,918)	(3,537,970)	(6,252,352)	(1,985,504)

Total cost of production	(29,066,777)	(34,036,961)	(53,571,156)	(60,425,438)	(75,928,513)	(24,104,290)	(19,804,233)	(26,453,004)	(8,400,446)
Gross income from production	14,816,028	14,161,731	13,938,881	4,925,586	26,871,306	8,530,574	3,386,709	9,255,542	2,939,200

Sales:
Crops	50,167,010	26,838,376	30,893,216	61,659,566	53,401,376	16,952,818	13,239,915	35,118,126	11,152,152
Beef cattle	20,566,175	27,723,604	36,826,885	33,713,479	31,966,582	10,148,121	15,400,961	14,697,505	4,667,356
Milk	2,414,992	3,191,948	3,463,144	7,892,462	9,730,929	3,089,184	4,603,474	8,958,759	2,844,954
Feed lot	4,453,320	7,120,335	2,129,838	2,721,377	3,102,229	984,835	3,102,229	—	—
Other	1,985,004	4,778,545	4,859,931	6,353,777	12,116,372	3,846,467	5,072,774	9,349,281	2,968,968

Total sales	79,586,501	69,652,808	78,173,014	112,340,661	110,317,488	35,021,425	41,419,353	68,123,671	21,633,430

Cost of sales:
Crops	(47,129,107)	(23,941,415)	(30,460,110)	(53,286,035)	(50,434,966)	(16,011,100)	(13,761,324)	(32,477,083)	(10,313,459)
Beef cattle	(19,450,110)	(26,478,681)	(35,810,780)	(32,993,523)	(30,272,710)	(9,610,384)	(14,732,739)	(13,518,741)	(4,293,027)
Milk	(2,414,992)	(3,191,948)	(3,463,144)	(7,892,462)	(9,730,929)	(3,089,184)	(4,603,474)	(8,958,759)	(2,844,954)
Feed lot	(4,193,288)	(6,185,771)	(1,855,278)	(2,318,102)	(2,823,865)	(896,465)	(2,784,316)	—	—
Other	(1,387,411)	(1,196,060)	(1,546,204)	(2,093,332)	(5,870,058)	(1,863,510)	(1,519,840)	(4,868,595)	(1,546,077)
Total cost of sales	(74,574,908)	(60,993,875)	(73,135,516)	(98,583,454)	(99,132,528)	(31,470,644)	(37,401,693)	(59,823,178)	(18,997,516)
Gross income from sales	5,011,593	8,658,933	5,037,498	13,757,207	11,184,960	3,550,781	4,017,660	8,300,493	2,635,914
Gross profit	19,827,621	22,820,664	18,976,379	18,682,793	38,056,266	12,081,354	7,404,369	17,556,035	5,575,114
Selling expenses	(6,115,048)	(5,740,115)	(6,599,566)	(10,151,452)	(9,971,891)	(3,165,680)	(2,639,664)	(5,069,107)	(1,609,751)
Administrative expenses	(4,567,091)	(4,957,250)	(7,271,279)	(11,560,307)	(16,628,088)	(5,278,758)	(8,550,529)	(9,000,360)	(2,858,164)
Net gain on sale of farms	4,869,484	1,668,751	19,987,989	9,897,186	22,255,710	7,065,305	—	3,233,104	1,026,708
Gain from valuation of other assets at net realization value	—	—	—	—	—	—	—	17,424,454	5,533,329
Unrealized gain on inventories:
Beef cattle	12,402,776	2,236,255	11,620,779	2,847,711	5,102,943	1,619,982	1,469,238	2,657,122	843,799
Crops	1,590,397	1,783,574	(456,710)	1,391,209	(805,910)	(255,844)	1,935,168	(4,389,461)	(1,393,922)
Operating income	28,008,139	17,811,879	36,257,592	11,107,140	38,009,030	12,066,359	(381,418)	22,411,787	7,117,112
Financial results, net	(11,065,223)	(18,969)	63,751,386	12,373,958	(10,457,994)	(3,319,998)	(4,343,286)	(7,275,790)	(2,310,508)
Gain on equity investees	67,706,143	26,669,884	28,087,632	22,140,997	40,198,825	12,761,532	22,953,379	9,005,199	2,859,701
Other expense, net	(2,091,884)	(363,761)	(5,065,386)	(3,367,594)	(4,250,800)	(1,349,460)	(1,205,586)	(2,413,581)	(766,460)
Management fee	(7,224,996)	(3,567,003)	(8,533,213)	(3,836,470)	(5,484,697)	(1,741,174)	(2,108,111)	(1,582,959)	(502,686)
Income before income tax and minority interest	75,332,179	40,532,030	114,498,011	38,418,031	58,014,364	18,417,258	14,914,978	20,144,656	6,397,160
Income tax expense	(10,531,263)	(8,570,269)	(37,787,594)	(5,431,831)	(8,375,095)	(2,658,760)	2,140,134	(5,631,806)	(1,788,443)
Minority interest	224,045	141,261	88,501	(102,924)	(277,000)	(87,937)	(16,557)	(40,194)	(12,764)
Net income	65,024,961	32,103,022	76,798,918	32,883,276	49,362,269	15,670,562	17,038,555	14,472,656	4,595,953

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
U.S. GAAP
Total sales	71,878,218	62,179,287	75,582,982	105,371,504	104,493,979	33,172,692	—	—	—
Total cost of sales	(50,578,787)	(40,330,843)	(52,000,895)	(83,441,671)	(62,333,457)	(19,788,399)	—	—	—
Gross profit	21,299,431	21,848,444	23,582,087	21,929,833	42,160,522	13,384,293	—	—	—
Administrative expenses	(9,025,339)	(4,561,060)	(16,466,503)	(14,298,716)	(21,878,033)	(6,945,407)	—	—	—
Operating income	6,159,044	11,547,269	516,018	(2,520,335)	10,346,605	3,284,637	—	—	—
Financial results, net	(27,336,810)	(8,998,813)	54,964,547	2,017,841	(18,181,646)	(5,771,951)	—	—	—
Gain on equity investees	67,342,113	3,455,098	47,201,959	21,758,975	40,562,309	12,876,923	—	—	—
Income before income tax and minority interest	48,941,947	7,197,759	117,631,326	27,864,275	50,856,515	16,144,925	—	—	—
Income tax expense	(2,646,951)	(3,945,940)	(31,025,373)	(272,575)	(1,244,203)	(394,985)	—	—	—
Minority interest	83,008	35,483	88,501	(102,924)	(277,000)	(87,937)	—	—	—
Net income	46,378,004	3,287,302	86,694,454	27,488,776	49,335,312	15,662,003	—	—	—

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	23,363,232	14,624,161	74,446,153	32,221,149	86,772,082	27,546,693	22,846,991	7,231,016	2,296,290
Inventories	23,305,421	35,441,885	46,293,640	28,932,135	52,460,289	16,654,060	49,476,568	92,485,202	29,369,705
Trade and other receivables, net	13,639,837	24,221,264	32,002,331	33,829,580	77,542,466	24,616,656	26,902,554	58,098,594	18,449,855
Other Assets	—	—	—	—	—	—	—	19,802,484	6,288,499

Non-current assets:
Other receivables	672,817	101,758	6,480,334	36,005,292	43,236,560	13,725,892	41,210,720	38,589,842	12,254,634
Inventories	37,796,987	44,740,030	53,223,179	62,712,423	68,345,438	21,696,964	66,616,712	71,183,737	22,605,188
Investments	338,604,025	393,382,176	394,899,782	505,423,985	541,328,760	171,850,400	520,682,569	759,183,241	241,087,088
Negative goodwill, net	(19,347,598)	(25,869,346)	(30,430,822)	(76,825,838)	(67,306,386)	(21,367,107)	(72,145,013)	(134,678,152)	(42,768,546)
Property and equipment, net	150,932,466	160,026,473	166,497,596	224,775,512	245,919,561	78,069,702	236,440,473	255,890,648	81,260,923
Intangible assets, net	369,637	—	—	23,581,646	23,581,646	7,486,237	23,581,646	23,581,646	7,488,614

Total assets	569,336,824	646,668,401	743,412,193	870,655,884	1,071,880,416	340,279,497	915,613,220	1,191,368,258	378,332,251

Current liabilities:
Trade accounts payable	8,002,449	10,840,177	17,894,529	26,438,528	30,935,851	9,820,905	38,330,776	41,017,073	13,025,428
Short-term debt	1,425,499	8,090,261	11,499,782	66,421,573	122,749,734	38,968,169	139,817,661	217,809,995	69,167,988
Other liabilities, taxes, charges, salaries and social security payable	7,158,058	10,370,898	36,585,829	9,048,990	14,006,121	4,446,388	9,532,913	21,584,718	6,854,467

Non-current liabilities:
Long-term debt	137,995,607	125,920,201	114,798,751	99,550,449	27,085,386	8,598,535	25,988,936	2,093,796	664,908
Taxes payable	22,749,374	26,213,217	39,285,385	42,770,882	51,312,237	16,289,599	40,516,058	56,945,343	18,083,628

Total liabilities	177,330,987	181,434,754	220,064,276	244,230,422	246,089,329	78,123,596	254,186,344	339,450,925	107,796,419
Minority interest	206,712	65,451	276,947	559,871	836,872	265,674	576,428	934,075	296,626
Shareholders’ equity	391,799,125	465,168,196	523,070,970	625,865,591	824,954,215	261,890,227	660,850,448	850,983,258	270,239,205

U.S. GAAP
Non-current assets:
Inventories	11,158,969	14,371,493	16,950,827	26,348,869	32,297,175	10,253,071	—	—	—
Investments	206,463,936	236,526,965	289,309,184	444,010,858	597,100,979	189,555,866	—	—	—
Total assets	423,698,035	478,020,170	625,764,749	843,456,953	1,158,910,758	367,908,177	—	—	—

Non-current liabilities:
Long-term debt	82,925,903	76,346,451	74,810,412	69,708,185	4,722,857	1,499,320	—	—	—
Taxes payable	54,668,735	53,809,128	60,714,471	59,020,118	60,586,895	19,233,935	—	—	—
Total liabilities	151,247,284	155,443,201	199,627,882	228,821,956	233,001,458	73,968,717	—	—	—
Shareholders’ equity	272,349,817	322,511,158	425,859,920	614,066,773	925,072,428	293,673,787	—	—	—

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
CASH FLOW DATA
Argentine GAAP
Net cash provided by (used in) operating activities	12,435,796	(280,751)	(10,100,935)	(21,470,041)	(56,140,794)	(17,822,474)	(5,817,210)	(11,191,401)	(3,553,954)
Net cash provided by (used in) investing activities	(200,614,009)	(25,089,388)	62,734,033	(110,865,934)	(866,877)	(275,199)	(10,501,262)	(136,718,341)	(43,416,431)
Net cash provided by (used in) financing activities	165,644,376	16,670,247	1,691,457	92,250,539	115,813,757	36,766,272	10,288,190	68,982,621	21,906,199

U.S. GAAP(9)
Net cash (used in) provided by operating activities	14,521,304	(13,156,027)	54,735,816	(3,839,611)	(62,359,968)	(19,796,815)	—	—	—
Net cash (used in) provided by investing activities	(194,782,124)	(12,983,501)	(1,918,881)	(133,000,622)	5,295,891	1,681,235	—	—	—
Net cash provided by (used in) financing activities	165,644,376	16,670,247	1,691,457	92,250,539	115,813,757	36,766,272	—	—	—
Effects of exchange rate changes	(13,656,319)	1,272,280	(183,837)	4,504,528	56,406	17,907	—	—	—
Effects of inflation accounting	4,863,453	—	—	—	—	—	—	—	—

OTHER FINANCIAL DATA
Argentine GAAP
Basic net income per share(3)	0.54	0.23	0.49	0.19	0.20	0.06	0.08	0.05	0.01
Diluted net income per share(4)	0.19	0.13	0.25	0.13	0.16	0.05	0.06	0.05	0.01
Basic net income per ADS(3)(5)	5.40	2.30	4.90	1.93	2.00	0.63	0.77	0.46	0.15
Diluted net income per ADS(4)(5)	1.90	1.30	2.50	1.32	1.60	0.51	0.57	0.46	0.15
Weighted—average number of common shares outstanding	121,388,429	137,137,783	155,343,629	170,681,455	247,149,373		221,502,597	313,743,488	313,743,488
Weighted—average number of common shares outstanding plus assumed conversion(6)	246,526,666	321,214,392	321,214,392	321,214,392	321,214,392		321,214,392	313,743,488	313,743,488
Dividends paid(7)	1.50	3.00	10.00	5.50	8.25	3.00	—	—	—
Dividends per share	0.012	0.020	0.059	0.024	0.026	0.008	—	—	—
Dividends per ADS(5)	0.12	0.20	0.59	0.24	0.26	0.08	—	—	—
Depreciation and amortization	3,825,546	3,937,141	4,169,139	5,112,088	4,333,122	1,375,594	2,155,559	2,384,843	757,333
Capital expenditures(8)	31,129,070	15,189,386	25,959,614	55,770,620	29,326,622	9,310,039	13,844,652	14,051,592	4,462,239
Gross margin(10)	45.2%	47.3%	28.1%	28.6%	37.0%	37.0%	31.9%	49.2%	49.2%
Operating margin(11)	63.8%	37.0%	53.7%	17.0%	37.0%	37.0%	(1.6)%	62.8%	62.8%
Net margin(12)	148.2%	66.6%	113.8%	50.3%	48.0%	48.0%	73.5%	40.5%	40.5%
Ratio of current assets to current liabilities	3.64	2.54	2.31	0.93	1.29	1.29	0.53	0.63	0.63
Ratio of shareholders’ equity to total liabilities	2.21	2.56	2.38	2.56	3.35	3.35	2.60	2.51	2.51
Ratio of non current assets to total assets	0.89	0.89	0.79	0.89	0.80	0.80	0.89	0.85	0.85

U.S. GAAP
Basic net income per share(3)	0.38	0.02	0.56	0.16	0.20	0.06	—	—	—
Diluted net income per share(4)	0.19	0.02	0.34	0.15	0.18	0.06	—	—	—
Basic net income per ADS(3)(5)	3.80	0.24	5.58	1.61	2.00	0.63	—	—	—
Diluted net income per ADS(4)(5)	1.90	0.24	3.38	1.54	1.80	0.57	—	—	—
Weighted average number of common shares outstanding	121,388,429	137,137,783	155,343,629	170,681,455	247,149,373	—	—	—	—
Weighted average number of common shares outstanding plus assumed conversion(6)	194,235,230	137,137,783	283,140,627	282,836,274	308,253,058	—	—	—	—
Gross margin(10)	29.6%	35.1%	31.2%	20.8%	40.3%	40.3%	—	—	—
Operating margin(11)	8.6%	18.6%	0.7%	(2.4%)	9.9%	9.9%	—	—	—
Net margin(12)	64.5%	5.3%	114.7%	26.1%	47.2%	47.2%	—	—	—

(1)	We have complied with the Comisión Nacional de Valores’ resolution in connection with the discontinuance of inflation accounting and accordingly have recorded the effects of inflation until February 28, 2003. We have restated comparative figures until that date. In addition, in fiscal year 2003, as required by Argentine GAAP, we restated the prior year’s financial statements to give retroactive effect to new accounting standards adopted in that year, except for certain valuation and disclosure criteria that in accordance with the transition provisions were applied prospectively. See notes 2.d and 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for December 31, 2007 which was Ps.3.149 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.”
(3)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(4)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes. See Notes 13 and 17.II.f) to our audited consolidated financial statements included elsewhere in this prospectus for details on the computation of earning per share under Argentine GAAP and U.S. GAAP, respectively.
(5)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(6)	Assuming the (i) conversion into common shares of all of our outstanding convertible notes due 2007 and (ii) exercise of all outstanding warrants to purchase our common shares. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. During the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively. As a result, as of December 31, 2007 the number of common shares outstanding was 320,774,772.
(7)	On October 10, 2007, our shareholders held their ordinary annual meeting at which the payment of a cash dividend of Ps.8.25 million was approved.
(8)	Includes the purchase of farms and other property and equipment.
(9)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 17.II.e) to our audited consolidated financial statements included elsewhere in this prospectus for details of the differences in classifications affecting the categories of cash flows.
(10)	Gross profit divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.
(11)	Operating income divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.
(12)	Net income divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION FOR IRSA

The following table presents IRSA’s summary consolidated financial and other information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with IRSA’s audited consolidated financial statements and the notes thereto and “IRSA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated income statement data for the six months ended December 31, 2006 and 2007 and the summary consolidated balance sheet data as of December 31, 2007 have been derived from IRSA’s unaudited interim consolidated financial statements as of December 31, 2007 and for the six months ended December 31, 2006 and 2007 included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2006 have been derived from IRSA’s unaudited interim consolidated financial statements as of December 31, 2005 and 2006 which are not included in this prospectus. The summary consolidated income statement data for the fiscal years ended June 30, 2005, 2006 and 2007 and the summary consolidated balance sheet data as of June 30, 2006 and 2007 have been derived from IRSA’s audited consolidated financial statements as of June 30, 2006 and 2007, and for the three years in the period ended June 30, 2007 included elsewhere in this prospectus.

The summary consolidated income statement data for the year ended June 30, 2004 and the summary consolidated balance sheet data as of June 30, 2005 have been derived from IRSA’s consolidated financial statements as of June 30, 2005 and 2006 and for the three years in the period ended June 30, 2006 which are not included in this prospectus. We have made certain reclassifications to the consolidated financial statements as of June 30, 2005 and 2006 and for the three years in the period ended June 30, 2006, as originally issued, to conform to the consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included elsewhere in this prospectus.

The summary consolidated income statement data for the year ended June 30, 2003 and the summary consolidated balance sheet data as of June 30, 2004 have been derived from IRSA’s consolidated financial statements as of June 30, 2004 and 2005 and for the three years in the period ended June 30, 2005 which are not included in this prospectus. We have made certain reclassifications to the consolidated financial statements as of June 30, 2004 and 2005 and for the three years in the period ended June 30, 2005, as originally issued, to conform to the consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included elsewhere in this prospectus.

The summary consolidated balance sheet data as of June 30, 2003 have been derived from IRSA’s consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004 which are not included in this prospectus. The accountants’ report on the consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004, stated that IRSA had a significant investment in Banco Hipotecario, which represented approximately 7.3% of IRSA’s total consolidated assets as of June 30, 2004 and further stated that the accountants’ report of the consolidated financial statements of Banco Hipotecario (which IRSA accounted for under the equity method of accounting) included an explanatory paragraph describing that the quality of Banco Hipotecario’s financial condition and results of operations depended to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Further, the accountants’ report described that the political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis had a significant adverse effect on Banco Hipotecario’s business activity and that Banco Hipotecario was significantly dependent on the Argentine government’s ability to perform its obligations to Banco Hipotecario, and to the entire financial and banking system in Argentina, in connection with federal secured loans, federal government securities and on its obligations to approve and deliver government securities under various laws and regulations. The accountants’ report stated that these uncertainties could have had an adverse effect in the valuation of the investment in Banco Hipotecario. We have made certain reclassifications to Banco Hipotecario’s consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004, as originally issued, to conform to its consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included in our annual report on Form 20-F for the year ended June 30, 2007, which is incorporated by reference herein.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to IRSA’s fiscal years ended June 30 of each such year.

IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans. Banco Hipotecario’s consolidated financial statements as of June 30, 2006 and 2007 and for the twelve months ended June 30, 2005, 2006 and 2007, are included in our annual report on Form 20-F for the year ended June 30, 2007, which is incorporated by reference herein. Banco Hipotecario maintains its financial books and records in pesos and prepares its financial statements in conformity with the Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank accounting rules”). These rules differ in certain significant respects from Argentine GAAP. A narrative description of significant differences between Central Bank accounting rules and Argentine GAAP are set forth in Note 6 to Banco Hipotecario’s audited consolidated financial statements included in our annual report on Form 20-F for the year ended June 30, 2007 which is incorporated by reference herein. Central Bank accounting rules and Argentine GAAP also differ in certain significant aspects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in such consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 37 to Banco Hipotecario’s audited consolidated financial statements for a description of the principal differences between Central Bank accounting rules and U.S. GAAP as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income and shareholders’ equity.

Summary Consolidated Financial and Other Information for IRSA

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
INCOME STATEMENT DATA
Argentine GAAP
Revenues:
Development and sale of properties	46,616	30,257	32,311	103,966	75,751	24,056	30,753	63,011	20,010
Office and other non-shopping center rental properties	17,770	15,144	19,431	30,565	55,683	17,683	22,989	44,823	14,234
Shopping centers	88,819	113,216	165,529	215,003	270,266	85,826	133,224	172,567	54,801
Credit card operations	24,935	30,034	64,558	122,969	212,965	67,629	89,296	139,901	44,427
Hotel operations	57,730	71,295	87,120	103,763	122,681	38,959	62,651	75,974	24,126
Financial operations and others	625	859	940	1,414	1,410	448	1,418	340	108

Total revenues	236,495	260,805	369,889	577,680	738,756	234,600	340,331	496,616	157,706
Costs	(154,667)	(147,416)	(168,074)	(243,831)	(311,647)	(98,967)	(142,749)	(209,659)	(66,580)
Gross profit (loss):
Development and sale of properties	89	4,408	14,769	49,766	17,928	5,693	(73)	15,594	4,952
Office and other non-shopping center rental properties	8,677	6,871	11,685	21,578	38,984	12,380	18,303	29,809	9,466
Shopping centers	30,061	52,734	95,748	137,621	179,154	56,892	94,167	124,082	39,404
Credit card operations	16,605	18,069	41,456	79,036	136,714	43,415	55,553	82,831	26,304
Hotel operations	26,357	31,246	38,196	45,792	53,721	17,060	28,968	34,554	10,973
Financial operations and others	39	61	(39)	56	608	193	664	87	28

Total gross profit	81,828	113,389	201,815	333,849	427,109	135,633	197,582	286,957	91,126
Gain from recognition of inventories at net realizable value	—	—	17,317	9,063	20,737	6,585	6,965	1,382	439
Selling expenses	(28,555)	(21,988)	(36,826)	(60,105)	(113,709)	(36,110)	(43,034)	(61,382)	(19,493)
Administrative expenses	(46,493)	(51,400)	(70,670)	(96,882)	(141,427)	(44,912)	(62,333)	(85,376)	(27,112)
Gain on purchasers’ rescissions of sales	9	—	—	—	—	—	—	—	—
Net (loss) income from retained interest in securitized receivables	(4,077)	261	423	2,625	3,254	1,033	5,514	320	102
Gain from operations and holdings of real estate assets, net	21,507	63,066	27,938	12,616	2,568	815	—	—	—

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
Operating income (loss):
Development and sale of properties	2,262	183	20,566	44,277	6,177	1,962	(2,889)	4,164	1,322
Office and other non-shopping center rental properties	1,688	29,685	13,220	11,862	19,626	6,232	10,424	17,481	5,551
Shopping centers	18,709	58,771	81,638	105,583	124,832	39,642	68,732	94,813	30,109
Credit card operations	(4,616)	4,490	13,546	24,836	32,636	10,364	17,775	13,823	4,390
Hotel operations	6,176	10,138	11,066	14,552	14,653	4,653	9,988	11,533	3,662
Financial operations and others	—	61	(39)	56	608	193	664	87	28

Total operating income	24,219	103,328	139,997	201,166	198,532	63,046	104,694	141,901	45,062
Amortization of goodwill	(6,631)	(2,904)	(1,663)	(1,080)	(1,472)	(467)	(498)	616	196
(Loss) gain on equity investees	(14,701)	26,653	67,207	41,657	40,026	12,711	15,034	(9,066)	(2,879)
Financial results, net	315,645	12,203	(11,848)	(40,926)	4,099	1,302	12,305	(54,853)	(17,419)
Other income (expenses), net	96	(12,856)	(14,089)	(18,263)	(14,100)	(4,478)	(6,327)	(4,500)	(1,429)
Income before taxes and minority interest	318,628	126,424	179,604	182,554	227,085	72,113	125,208	74,098	23,531
Income tax and minimum presumed income tax	3,529	(25,720)	(53,207)	(58,791)	(87,539)	(27,799)	(37,878)	(46,451)	(14,751)
Minority interest	(35,712)	(12,842)	(23,152)	(27,190)	(32,449)	(10,305)	(21,210)	(21,863)	(6,943)
Net income	286,445	87,862	103,245	96,573	107,097	34,010	66,120	5,784	1,837

U.S. GAAP
Revenues	280,690	327,424	426,499	621,012	867,452	275,469	—	—	—
Costs	(208,149)	(216,742)	(235,341)	(321,788)	(413,957)	(131,457)	—	—	—
Gross profit	72,541	110,682	191,158	299,224	453,495	144,012	—	—	—
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—
Selling expenses	(28,555)	(23,937)	(36,255)	(66,278)	(104,997)	(33,343)	—	—	—
Administrative expenses	(50,139)	(57,928)	(77,451)	(97,956)	(142,714)	(45,320)	—	—	—
Gain on purchasers’ rescissions of sales	9	—	—	—	—	—	—	—	—
Net income (loss) from retained interest in securitized receivables	1,392	(1,526)	4,591	(12,274)	(115)	(37)	—	—	—
Operating (loss) income	(4,752)	27,291	82,043	121,716	205,669	65,312	—	—	—
(Loss) gain on equity investees	(5,621)	(20,161)	138,560	64,697	42,957	13,641	—	—	—
Financial results, net	265,753	21,195	(31,072)	(50,854)	(43,705)	(13,879)	—	—	—
Other incomes (expenses), net	9,880	(4,026)	(10,271)	(7,338)	(13,433)	(4,266)	—	—	—
Income before taxes and minority interest	265,260	24,299	179,259	128,221	191,488	60,808	—	—	—
Income tax and minimum presumed income tax	3,020	(12,528)	(34,747)	(18,678)	(39,176)	(12,441)	—	—	—
Minority interest	(33,154)	(8,946)	(15,114)	(19,597)	(49,090)	(15,589)	—	—	—
Net income	235,126	2,825	129,398	89,946	103,222	32,778	—	—	—

	As of and for the year ended June 30,						As of and for the six months ended 31
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
	(in thousands Ps.(2), except ratios)					(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
								(unaudited)
BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	232,001	163,900	211,934	233,438	856,707	272,057	288,741	575,100	182,629
Inventories	23,854	29,711	99,811	162,110	256,203	81,360	141,765	156,204	49,604
Mortgages and lease receivables, net	39,181	37,267	73,246	147,955	212,065	67,344	219,014	253,336	80,450
Non-current investments(3)	412,789	519,499	542,863	647,981	673,273	213,805	618,534	692,542	219,924
Fixed assets, net	1,235,223	1,274,675	1,445,551	1,413,212	2,027,311	643,795	1,682,841	2,340,503	743,253
Total current assets	297,476	261,651	389,735	481,788	1,175,790	373,385	583,165	982,900	312,131

Total assets	2,081,956	2,208,326	2,524,426	2,740,121	4,144,899	1,316,259	3,099,306	4,155,974	1,319,776
Short-term debt(4)	96,159	143,126	130,728	142,140	214,193	68,019	409,607	87,619	27,824

Total current liabilities	188,738	256,022	310,977	419,228	652,082	207,076	756,968	558,219	177,269
Long-term debt(5)	592,104	468,807	422,412	295,282	1,222,423	388,194	228,129	1,099,243	349,077
Total non-current liabilities	629,988	522,213	515,381	385,138	1,395,693	443,218	350,768	1,263,996	401,396
Minority interest	454,044	470,237	445,839	449,989	450,410	143,033	414,993	458,672	145,656
Shareholders’ equity	809,186	959,854	1,252,229	1,485,766	1,646,714	522,932	1,576,577	1,875,087	595,455

U.S. GAAP
Cash and banks and current investments	231,293	163,435	212,855	233,032	856,318	271,933	—	—	—
Inventories	23,584	25,374	46,702	61,720	160,961	51,115	—	—	—
Mortgages and lease receivables, net	39,181	37,267	72,577	145,718	205,267	65,185	—	—	—
Other receivables and prepaid expenses	80,799	127,114	113,395	131,502	241,656	76,741	—	—	—
Non-current investments(3)	281,583	327,883	436,063	599,679	590,646	187,566	—	—	—
Fixed assets, net	1,221,859	1,230,020	1,392,626	1,360,136	1,912,457	607,322	—	—	—
Intangible assets, net	1,629	666	712	468	22,226	7,058	—	—	—
Total current assets	313,595	270,883	386,051	471,053	1,183,147	375,721	—	—	—

Total assets	1,874,299	1,923,456	2,291,808	2,503,812	3,997,217	1,269,361	—	—	—
Trade accounts payable	30,432	46,414	68,372	136,362	293,522	93,211	—	—	—
Other liabilities	40,382	46,524	90,106	94,655	101,764	32,316	—	—	—
Short-term debt(4)	83,217	135,661	111,994	120,172	216,829	68,856	—	—	—

Total current liabilities	202,679	260,521	314,939	431,422	669,983	212,761	—	—	—
Long-term debt(5)	600,616	465,099	413,812	298,570	1,225,212	389,080	—	—	—
Total non-current liabilities	801,806	696,791	698,344	558,951	1,603,747	509,288	—	—	—
Minority interest	367,012	378,404	357,062	355,385	366,381	116,348	—	—	—
Shareholders’ equity	502,803	587,740	921,718	1,158,364	1,358,739	431,483	—	—	—

CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	93,945	74,691	93,490	194,685	163,099	51,794	93,615	114,916	36,493
Net cash used in investing activities	(40,603)	(97,186)	(126,682)	(136,567)	(510,774)	(162,202)	(209,172)	(359,528)	(114,172)

	As of and for the year ended June 30,						As of and for the six months ended 31
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
	(in thousands Ps.(2), except ratios)					(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
								(unaudited)
Net cash provided by (used in) financing activities	109,439	(47,649)	52,868	(36,767)	892,258	283,346	143,972	(21,129)	(6,710)

U.S. GAAP(6)
Net cash provided by operating activities	55,135	92,378	105,655	192,589	111,936	35,547	—	—	—
Net cash used in investing activities	(52,260)	(105,061)	(141,746)	(128,687)	(470,318)	(149,355)	—	—	—
Net cash provided by (used in) financing activities	109,439	(47,649)	52,868	(36,767)	900,907	286,093	—	—	—
Effect of exchange rate changes on cash and cash equivalents	51,743	(8,081)	2,899	(5,784)	2,058	654	—	—	—
Effect of inflation accounting	(1,472)	—	—	—	—	—	—	—	—

OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(7)	10,991	26,908	79,997	116,201	428,026	135,924	247,152	362,530	115,125
Depreciation and amortization(8)	69,437	65,491	74,091	80,979	96,996	30,802	41,490	58,560	18,596
Ratio of current assets to current liabilities	1.576	1.022	1.253	1.149	1.803	1.803	0.770	1.761	1.761
Ratio of shareholders’ equity to total liabilities	0.988	1.233	1.515	1.847	0.804	0.804	1.423	1.029	1.029
Ratio of non-current assets to total assets	0.857	0.882	0.846	0.824	0.716	0.716	0.812	0.763	0.763
Working capital(9)	108,738	5,629	78,758	62,560	523,708	166,309	(173,803)	424,681	134,862

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for December 31, 2007 which was Ps.3.149 per US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls”. Sums may not total due to rounding.
(2)	In thousands of constant Pesos of December 31, 2007. Includes adjustment for inflation through February 28, 2003. Sums may not total due to rounding.
(3)	Includes IRSA’s 11.8% investment in Banco Hipotecario and IRSA’s investments in undeveloped parcels of land.
(4)	Includes short-term debt (including the current portion of seller financing) and current mortgages payable.
(5)	Includes long-term debt (including the non-current portion of seller financing) and non-current mortgages payable.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 28 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus for details of the differences in classifications affecting the categories of cash flows.
(7)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers.
(8)	Corresponds to depreciation and amortization included in operating income.
(9)	Working capital is calculated by subtracting consolidated current liabilities from consolidated current assets.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, ADSs and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

Argentina’s current growth and stabilization may not be sustainable.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. Sustainable economic growth is dependant on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers as well as foreign and domestic investors and stable and relatively low inflation.

The Argentine economy remains fragile for the following reasons:

•	unemployment remains high;

•	the availability of long-term fixed rate credit is limited;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could become a fiscal deficit;

•	inflation has risen recently and threatens to accelerate;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has depended to some extent on high commodity prices, which are volatile and outside the control of the country, and excess capacity, which has reduced considerably.

A substantial part of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina.

The continuing rise of inflation may have an adverse effect on the economy.

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation substantially stabilized. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% during 2004 and increasing by 12.3% in 2005. As a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of, exports, consumer prices only increased by 9.8% in 2006. According to the Argentine statistics and census agency (Instituto Nacional de Estadisticas y Censos), or INDEC, the consumer price index increased by 8.5% during 2007.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the long term credit market and real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted which could have an adverse effect on our business.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As of September 30, 2007, the Argentine government announced that as a result of the restructuring, it had approximately US$137.1 billion in total outstanding debt remaining. Of this amount, approximately US$28.1 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt.

Some noteholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business.

Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. dollars.

Significant appreciation of the Peso against the U.S. dollar may adversely affect the Argentine economy.

A substantial increase in the value of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. dollar could have an adverse effect on the Argentine economy and our business.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy.

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/2005 in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Pursuant to such Decree, the Ministry of Economy’s Resolution No. 292/2005 was repealed and it was established that any indebtedness in favor of foreign creditors by individuals and legal entities residing in Argentina and conducting business in the private sector must be settled in Argentina and must mature no earlier than 365 days irrespective of the manner of settlement, except in the following cases: transactions related to foreign trade financing and original issuances of debt instruments admitted to public offering and listed in self-regulated stock exchanges.

Therefore, (a) any cash inflows in the domestic foreign exchange market arising from debts incurred with foreign creditors by individuals or legal entities in the private sector and (b) transfers by non-residents to acquire financial assets or liabilities of any kind in the financial and non-financial private sector, excluding direct foreign investment and original issuances of debt instruments admitted to public offering and listed on self-regulated stock exchanges, must meet the following requirements: (i) they may be remitted abroad only after expiration of a term of at least 365 days counted after the date on which such funds officially entered the Argentine foreign exchange market; (ii) the amounts resulting from the exchange rate settlement transaction are to be deposited in an account opened at an Argentine banking system institution, (iii) a non-transferable, non-interest bearing deposit of 30% of the amount being settled is to be made in the name of the depositor for a term of 365 days and (iv) such deposit is to be held in U.S. dollars at one of the Argentine banking system institutions and may not be used as guarantee or collateral of any loan. Non-compliance with the requirements laid down in Decree 616/2005 shall be punished in accordance with the Criminal Foreign Exchange Regime.

Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning on February 2002, any payment of dividends, irrespective of amount, outside Argentina needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication “A” 3845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of US$150,000 (in the aggregate) per calendar month. This rule applied, among others, to the payment of dividends.

On January 7, 2003, the Central Bank issued communication “A” 3859 which is still enforceable and pursuant to which Argentine companies have no limitation on their ability to purchase foreign currency and transfer it outside Argentina to pay dividends, to the extent such dividend payments result from an approved and audited financial statement. In the future, similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a very significant amount of deposits were withdrawn from financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis.

To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. The government subsequently imposed new restrictions and released a schedule stating how and when deposits would become available.

These measures taken by the government to protect the solvency of the banking system, in particular the emergency laws that converted certain U.S. dollar-denominated debts into Pesos, generated significant opposition directly against banks from depositors frustrated by the loss of their savings. Many depositors instituted court challenges, eventually at the Supreme Court level, on constitutional grounds seeking restitution of their deposits in their original currency. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendants in the case, although lower courts tend to follow precedent set by the Supreme Court. Initial Supreme Court rulings struck down on constitutional grounds pesification pursuant to Law No. 25,561 (the “Public Emergency Law”). However, the Supreme Court has found in subsequent holdings that emergency laws enacted by the Argentine Congress were necessary to mitigate the crisis, the regulations were not disproportionate to the emergency, and the measures did not violate the constitutional property rights of those affected. For instance, the Supreme Court held on December 27, 2006 in Massa, Juan Agustin vs. Poder Ejecutivo Nacional y Otro that banks should repay deposits originally denominated in U.S. dollars in Pesos at an exchange rate of Ps.1.40 per US$1.00, subject to CER or Coeficiente de Estabilización de Referencia indexation, plus interest, at a 4% annual rate. Notwithstanding the foregoing, however, numerous other cases challenging the constitutionality of the pesification pursuant to the Public Emergency Law are still pending. We cannot assure you that the Supreme Court will consistently uphold the views expressed in its latest rulings, or that future rulings will not negatively affect the banking system as a whole. If the Argentine government is called upon to provide additional financial assistance to the banks through the issuance of additional government debt, this could add to Argentina’s outstanding debt and would increase the burdens of the public sector.

While the condition of Argentina’s financial system has improved and depositors affected by the restrictions imposed in 2001 and 2002 have regained access to their deposits, albeit mainly in Pesos and subject to certain restrictions, you should not underestimate the long-term implications of the most recent crisis for Argentina’s economy and the credibility of its financial system. Adverse economic developments, even if not related to or attributable to the financial system, could easily result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions and bring about similar measures or other government interventions.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be adversely affected by events in developed economies which are trading partners or that impact the global economy.

In the future, political and economic crises in the international markets can be expected to adversely affect the Argentine economy and its financial system and therefore our business.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with Brazil’s historically volatile political and economic conditions could adversely affect our financial condition and results of operations.

Our business is dependent to some extent on the economic conditions in Brazil. As of December 31, 2007, approximately 7.1% of our consolidated assets were located in Brazil through our affiliate BrasilAgro.

Historically, the Brazilian government has changed monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included increases in interest rates, changes in tax policies, price controls, currency devaluations, as well as other measures such as imposing exchange controls and limits on imports and exports.

Our operations in Brazil may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	fluctuation in exchange rates in Brazil;

•	monetary policy;

•	exchange controls and restrictions on remittances outside Brazil, such as those which were imposed on such remittances (including dividends) in 1989 and early 1990;

•	inflation in Brazil;

•	interest rates;

•	liquidity of the Brazilian financial, capital and lending markets;

•	fiscal policy and tax regime in Brazil; and

•	other political, social and economical developments in or affecting Brazil.

Actions of the Brazilian government in the future could have a significant effect on economic conditions in Brazil, which could adversely affect private sector companies such as BrasilAgro, and thus, could adversely affect us.

Although inflation in Brazil has stabilized in recent years, increased inflation may adversely affect the operations of BrasilAgro which could adversely impact our financial condition and results of operations.

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as governmental policies to combat inflation, have had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation, and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the

Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços au Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 6.1%, 5.1%, 2.8%, 2.1% and 5.16% in 2004, 2005, 2006 and 2007, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our business, financial condition or results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro and consequently our financial condition and results of operations and the market price of our common shares and ADSs.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2005, 2006 and 2007 the real appreciated 11.8%, 8.7% and 17.2%, respectively, against the U.S. dollar. Despite the recent appreciation there can be no assurance that the real will not depreciate against the U.S. dollar in the future, or that the rate of exchange between the real and the dollar will not fluctuate significantly. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that we may incur in the future, which could adversely affect our financial condition and results of operations. In addition, depreciation of the real could create additional inflationary pressures in Brazil that may adversely affect our results of operations. Depreciation generally curtails access to international capital markets and may prompt government intervention. It could also reduce the U.S. dollar value of BrasilAgro’s revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports.

The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive.

Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil, or the Brazilian Central Bank. We registered our investment in BrasilAgro with the Brazilian Central Bank on April 28, 2006. Although dividend payments related to profits obtained subsequent to April 28, 2006 are not subject to income tax, after the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Widespread uncertainties, corruption and fraud relating to ownership of real estate may adversely affect our business.

There are widespread uncertainties, corruption and fraud relating to title ownership of real estate in Brazil. In Brazil, ownership of real property is conveyed through filing of deeds before the relevant land registry. In certain cases, land registry recording errors, including duplicate and/or fraudulent entries, and deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us, causing the loss of all or substantially all of our properties.

In addition, our land may be subject to expropriation by the Brazilian government. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil. Such movements advocate land reform and mandatory property redistribution by the government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on us or the value of our common shares or ADRs.

The lack of efficient transportation, and adequate storage or handling facilities in certain of the regions in which we operate may have a material adverse effect on our business.

One of the principal disadvantages of the agriculture industry in some of the regions of Brazil is that they are located a long distance from major ports—in some cases, nearly 1,500 kilometers. Efficient access to transportation infrastructure and ports is critical to the profitability in the agricultural industry. Furthermore, as part of our business strategy, we intend to acquire and develop land in specific areas where existing transportation is poor. A substantial portion of agricultural production in Brazil is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to the U.S. and other international producers. As a result, we may be unable to obtain efficient transportation to make our production reach our most important markets in a cost-effective manner, if at all.

Risks Relating to Our Region

Our business is dependent on economic conditions in the countries where we intend to operate.

We anticipate that a portion of the proceeds from the offering will be invested in farmland in Argentina, Brazil and possibly other countries in and outside Latin America. Because demand for agricultural products and farmland usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the financial resources necessary to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business. Some of the countries where we intend to operate are recovering from recent economic crises. Notwithstanding the positive economic results recorded recently in such countries, we cannot assure you that economic conditions will continue to improve or that our operations will experience positive results in the future.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we intend to conduct our operations in other Latin-American countries. Economic and political developments in these countries, including future economic changes or crises (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect our business or the market value of, or market for, our common shares or ADRs.

Governments in the countries where we intend to operate exercise significant influence over their economies.

Emerging market governments, including governments in the countries where we intend to operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

•	exchange rates and exchange control policies;

•	inflation rates;

•	interest rates;

•	tariff and inflation control policies;

•	import duties on information technology equipment;

•	liquidity of domestic capital and lending markets;

•	electricity rationing;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting the countries where we intend to operate.

An eventual reduction of foreign investment in any of the countries where we intend to operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies such as us to access financial markets.

Local currencies used in the conduct of our business may be subject to exchange rate volatility and exchange controls.

The currencies of many countries in Latin America have experienced substantial volatility in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries in which we operate or intend to operate. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us generally, and may restrict access to international capital markets. On the other hand, the appreciation of local currencies against the U.S. dollar may lead to deterioration in the balance of payments of the countries where we intend to operate, as well as to a lower economic growth.

In addition, we may be subject to exchange control regulations in these Latin-American countries which might restrict our ability to convert local currencies into U.S. dollars.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we intend to operate, our business and our operations.

Most countries where we intend to operate have historically experienced high rates of inflation. Inflation and some measures implemented to curb inflation have had significant negative effects on the economies of Latin American countries. Governmental actions taken in an effort to curb inflation, coupled with speculation about possible future actions, have contributed to economic uncertainty at times in most Latin American countries. The countries where we intend to operate may experience high levels of inflation in the future that could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations. In addition, if any of these countries experience high rates of inflation, we may not be able to adjust the price of our services sufficiently to offset the effects of inflation on our cost structures. A high inflation environment would also have negative effects on the level of economic activity and employment and adversely affect our business and results of operations.

Developments in other markets may affect the Latin American countries where we intend to operate, and as a result our financial condition and results of operations may be adversely affected.

The market value of securities of companies such as us, may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Latin American countries. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy.

Land in Latin-American countries may be subject to expropriation or occupation.

Our land may be subject to expropriation by governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain of the countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that our future properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on us or the value of our common shares or ADRs.

Risks Relating to Our Business

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

Prices for cereals, oilseeds and by-products, like those of other commodities, can be expected to fluctuate significantly. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•

changes in the agricultural subsidy levels in certain important countries (mainly the United States and countries in the European Union) and the adoption of other government policies affecting industry market conditions and prices; and

•	demand for and supply of competing commodities and substitutes.

Our financial condition and results of operations could be materially and adversely affected if the prices of grains and agricultural by-products were to decline below current levels.

Unpredictable weather conditions may have an adverse impact on our crop and beef cattle production.

The occurrence of severe adverse weather conditions, especially droughts, hail or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields. As a result, we cannot assure you that future severe adverse weather conditions will not adversely affect our operating results and financial condition.

Disease may strike our crops without warning potentially destroying some or all of our yields.

The occurrence and effect of crop disease and pestilence can be unpredictable and devastating to crops, potentially destroying all or a substantial portion of the affected harvests. Even when only a portion of the crop is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs for the entire crop have been incurred. Although some crop diseases are treatable, the cost of treatment is high, and we cannot assure that such events in the future will not adversely affect our operating results and financial condition.

Our cattle are subject to diseases.

Diseases among our cattle herds, such as tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on milk production and fattening, rendering cows unable to produce milk or meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets, such as the United States, to our cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds may adversely affect our beef cattle and milk sales which could adversely affect our operating results and financial condition.

We may be exposed to material losses due to volatile crop prices since we hold significant uncovered futures and options positions to hedge our crop price risk.

Due to the fact that we do not have 100% of our crops hedged, we are unable to have minimum price guarantees for all of our production and are therefore exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in receiving a lower price for our crops than our production cost. We are also subject to exchange rate risks related to our crops that are hedged, because our futures and options positions are valued in U.S. dollars, and thus are subject to exchange rate risk.

In addition, if severe weather or any other disaster generates a lower crop production than the position already sold in the market, we may suffer material losses in the repurchase of the sold contracts.

The creation of new export taxes may have an adverse impact on our sales.

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution 35/02, 160/2002, 307/2002 and 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased the tax on beef cattle exports from 5% to 10%, and on January 2007 increased the tax on soybean exports from 23.5% to 27.5%. Pursuant to Resolutions No. 368/07 and 369/07, both dated November 12, 2007, the Ministry of Economy and Production further increased the tax on soybean exports from 27.5% to 35.0% and also the tax on wheat and corn exports from 20.0% to 28.0% and from 20.0% to 25.0%, respectively.

Export taxes might have a material and adverse effect on our sales. We produce exportable goods and, therefore, an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may result in a decrease of our sales. We cannot guarantee the impact of those or any other future measures that might be adopted by the Argentine government on our financial condition and result of operations.

Government intervention in our markets may have a direct impact on our prices.

The Argentine government has set certain industry market conditions and prices in the past. In order to prevent a substantial increase in the price of basic products as a result of inflation, the Argentine government is adopting an interventionist policy. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. During 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The Argentine government increased the withholding rate and established a minimum weight requirement for animals to be slaughtered. In March 2006, the foreign sales of cuts of beef cattle were momentarily suspended. The latter measure was softened once prices decreased. Moreover, on December 27, 2007, the Ministry of Economy enacted Resolution No. 24/2007 requiring prior governmental authorization for exports of beef until March 31, 2008. There can be no assurance that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate all our products’ prices in the future or that the prices or other market conditions that the Argentine government could impose will allow us to freely negotiate the price of our products.

We may increase our crop price risk since we could have a long position in crop derivatives.

In order to improve the use of land and capital allocation, we may have a long position in crops in addition to our own production. This strategy increases our crop price risk, generating material losses in a downward market.

We do not maintain insurance on our crop storage facilities; therefore, if a fire or other disaster damages some or all of our harvest, we will not receive any compensation.

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we have approximately 15,341 tons of storage capacity at various farms and plan to further increase our storage capacity. We do not maintain insurance on our storage facilities. Although our storage capacity is in several different locations, and it is unlikely that a natural disaster affects all of our silos simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

Worldwide competition in the markets for our products could adversely affect our business and results of operations.

We experience substantial worldwide competition in each of our markets and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine government. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In 2007, we sold our products to approximately 140 customers. Sales to our ten largest customers represented approximately 71% of our net sales for the fiscal year ended June 30, 2007. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Quickfood S.A, represented, in the aggregate, approximately 46% of our net sales, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal 2007.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2007, these sales represented approximately 8.8% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or that this market will not get more concentrated in the future.

We may not be able to maintain or form new relationships with customers or others who provide products and services that are important to our business. Accordingly, we cannot assure you that our existing or prospective relationships will result in sustained business or the generation of significant revenues.

Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle.

Our agribusiness business is highly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the cattle we fatten. As a result, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

Our principal shareholder has the ability to direct our business and affairs, and its interests could conflict with yours.

As of December 31, 2007, our largest beneficial shareholder, Mr. Eduardo S. Elsztain, was the beneficial owner of 32.1% of our common shares. As of December 31, 2007, such beneficial ownership consisted of 102,876,754 of our common shares owned through Inversiones Financieras del Sur S.A., or “IFISA,” a company of which, our director, Mr. Elsztain is the largest beneficial owner. As a result of his significant influence over us, Mr. Elsztain, through IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. From time to time we engage in transactions with related parties on terms we consider arm’s length. For example, pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management

S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of December 31, 2007 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through Cresud of approximately 36.3% of the common shares of IRSA, an Argentine company that currently owns approximately 62.5% of the common shares of its subsidiary Alto Palermo whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer of Cresud. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

We depend on our chairman and senior management.

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our president and chairman of the board of directors, and Alejandro G. Elsztain, our chief executive officer. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

The Investment Company Act may limit our future activities.

Under Section 3(a)(3) of the Investment Company Act of 1940, as amended, an investment company is defined in relevant part to include any company that owns or proposes to acquire investment securities that have a value exceeding 40% of such company’s unconsolidated total assets (exclusive of U.S. government securities and cash items). Investments in minority interests of related entities as well as majority interests in consolidated subsidiaries which themselves are investment companies are included within the definition of “investment securities” for purposes of the 40% limit under the Investment Company Act.

Companies that are investment companies within the meaning of the Investment Company Act, and that do not qualify for an exemption from the provisions of such Act, are required to register with the Securities and Exchange Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. In the event such companies do not register under the Investment Company Act, they may not, among other things, conduct public offerings of their securities in the United States or engage in interstate commerce in the United States. Moreover, even if we desired to register with the Commission as an investment company, we could not do so without an order of the Commission because we are a non-U.S. corporation, and it is unlikely that the Commission would issue such an order.

In recent years we have made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of December 31, 2007, we owned approximately 34.6% of IRSA’s outstanding shares. As of December 31, 2007, our total investment in IRSA represented approximately 43.2% of our total assets. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

Moreover, if we offer and sell securities in the United States or to U.S. persons and we were deemed to be an investment company and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or whose performance entails a violation of, the Investment Company Act, including any such securities, may not be enforceable against us.

We hold Argentine securities which are more volatile than U.S. securities and carry a greater risk of default.

We currently have and in the past have had certain investments in Argentine government debt, corporate debt, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses, particularly during fiscal years 2001 and 2002. Although our holding of these investments, excluding IRSA, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which we have invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section with respect to us, and, thus, could have little or no value.

We could be adversely affected by our investment in IRSA if IRSA’s value decreases.

We currently own 34.6% of IRSA’s outstanding shares. As of June 30, 2007, we owned 25.0% of IRSA’s outstanding shares which represented an investment of Ps.344.6 million through the purchase of shares and the conversion of convertible notes. In addition, as of such date, we owned 12.5 million of IRSA’s warrants. As of December 31, 2007, our investment in IRSA was Ps.514.5 million, representing 43.2% of our total consolidated assets.

Our investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA’s control. Any one or more of these risks might materially and adversely affect IRSA’s business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA’s ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market is relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment.

It is possible that these or other factors or events will impair IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations which could adversely affect our financial condition and results of operations.

While IRSA’s share price increased during fiscal years 2005, 2006 and 2007, we cannot assure you that the share price will not decline in the future. Given the relative size of our investment in IRSA, any decline could have a material adverse effect on our financial condition and results of operations.

We could be materially and adversely affected by our investment in BrasilAgro.

As of December 31, 2007, our investment in BrasilAgro represented 7.1% of our total consolidated assets. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a recently incorporated company that has been operating for one and a half years. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2007 we owned 7.4% of the outstanding common shares of BrasilAgro. As of December 31, 2007 we owned 8.25% of the outstanding common shares of BrasilAgro.

We may invest in countries other than Argentina and Brazil and cannot give you any current assurance as to the countries in which we will ultimately invest, and we could fail to list all risk factors for each possible country.

We have a broad and opportunistic business strategy and you should understand that we may invest in countries other than Argentina and Brazil including countries in other emerging markets outside Latin America such as Africa. As a result, it is not possible at this time to identify all risk factors that may affect our future operations and the value of our common shares and ADSs.

We will be subject to extensive environmental regulation.

Our activities are subject to a wide set of federal, state and local laws and regulations relating to the protection of the environment, which impose various environmental obligations. Obligations include compulsory maintenance of certain preserved areas in our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use. Our proposed business is likely to involve the handling and use of hazardous materials that may cause the emission of certain regulated substances. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties, in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages, including the payment of penalties for non-compliance with these laws and regulations. Since environmental laws and their enforcement are becoming more stringent in Argentina, our capital expenditures and expenses for environmental compliance may substantially increase in the future. In addition, due to the possibility of future regulatory or other developments, the amount and timing of environmental-related capital expenditures and expenses may vary substantially from those currently anticipated. The cost of compliance with environmental regulation may result in reductions of other strategic investments which may consequently decrease our profits. Any material unforeseen environmental costs may have a material adverse effect on our business, results of operations, financial condition or prospects.

As of December 31, 2007, we owned land reserves in excess of 314,405 hectares, most of which is located in under-utilized areas where agricultural production is not fully developed. Existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves. For example, on November 28, 2007, the National Congress passed Law No. 26,331, known as the Forests Law which establishes minimum budgets for provincial expenditures to promote protection, restoration, conservation and sustainable use of native forests. The Forests Law prevents the owners of lands, including native forests, from deforesting or converting forested areas into non-forest lands for other commercial uses without a prior permit from each local government granting of such permit requires the preparation, evaluation and approval of an environmental impact report. The Forests Law further provides that each province must adopt a plan for the implementation of the Forest Law within one year and that no deforestation is permitted during such one-year period. In addition, the Forests Law also establishes a national policy for the sustainable use of native forests which purports to afford the preferential use rights to aboriginal and farming communities that reside near such forest. In this case, the relevant provincial authority is not to grant permits without formal public hearings and the written consent of such communities.

We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land.

Increased energy prices could adversely affect our operations.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

Risks Relating to IRSA’s Business

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s economic performance and the value of its real estate assets, and consequently the value of its securities, are subject to the risk that if IRSA properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, IRSA’s cash flow and ability to pay distributions to its shareholders will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect IRSA’s operations or the value of its properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	changes in interest rates and availability of financing;

•	the exercise by its tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of IRSA’s tenants and IRSA’s ability to collect rents from its tenants;

•	changes in IRSA’s ability or its tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on IRSA’s financial condition and results of operations.

IRSA’s investment in property development or redevelopment may be less profitable than IRSA anticipates.

IRSA is engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with IRSA’s development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed its original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

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occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on IRSA’s investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the private and public debt markets;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

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IRSA may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or IRSA may be affected by building moratoria and anti-growth legislation.

The real estate industry in Argentina is increasingly competitive.

IRSA’s real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with IRSA in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign companies and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, IRSA’s business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, IRSA’s financial condition and results of its operations could be adversely affected.

In addition, many of IRSA’s shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of IRSA’s properties could have a material adverse effect on its ability to lease retail space in IRSA’s shopping centers or sell units in its residential complexes and on the rent price or the sale price that IRSA is able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on IRSA’s results of operations.

IRSA faces risks associated with property acquisitions.

IRSA has in the past acquired, and intends to acquire in the future, properties, including large properties (such as the acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase IRSA’s size and potentially alter its capital structure. Although IRSA believes that the acquisitions that IRSA has completed in the past and that it expects to undertake in the future, have, and will, enhance IRSA’s future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	IRSA may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA’s estimates;

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acquired properties may be located in new markets where IRSA may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

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IRSA may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into its organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Some of the land IRSA has purchased is not zoned for development purposes, and IRSA may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

IRSA owns several parcels of land which are not zoned for development purposes or for the type of developments IRSA intends to propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. IRSA cannot assure you that it will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, IRSA may be affected by building moratoria and anti-growth legislation. If IRSA is unable to obtain all of the governmental permits and authorizations it needs to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

Acquired properties may subject IRSA to unknown liabilities.

Properties that IRSA acquire may be subject to unknown liabilities for which IRSA would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against IRSA based upon ownership of an acquired property, IRSA might be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries liability, fire, business interruption, flood, extended coverage and rental loss insurance on all of its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt IRSA’s operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that IRSA will be able to renew insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, IRSA does not purchase life or disability insurance for any of its key employees. If any of IRSA’s key employees were to die or become incapacitated, IRSA could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on its financial condition and results of operations.

Demand for IRSA’s premium properties which target the high-income demographic may be insufficient.

IRSA has focused on development projects intended to cater to affluent individuals and has entered into property swap agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to IRSA units in full-service apartments in premium locations of downtown Buenos Aires, such as the Renoir towers. These developments are currently estimated to be completed in 2008 and will bring to the market over 11,500 square meters of high quality residential apartments. At the time the developers return these properties to IRSA, demand for premium apartments could be significantly lower than IRSA currently projects. In such case, IRSA would be unable to sell these apartments at the prices or in the time frame IRSA estimated, which could have a material adverse effect on IRSA’s financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of IRSA’s properties.

Real estate investments are relatively illiquid and this tends to limit IRSA’s ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. A significant portion of IRSA’s properties are mortgaged to secure payment of indebtedness, and if IRSA is unable to meet its mortgage payments, IRSA could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for IRSA to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect IRSA’s business. In transactions of this kind, IRSA may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA has had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of December 31, 2007, IRSA’s consolidated financial debt was Ps.1,186.8 million (including accrued and unpaid interest and deferred financing costs). The fact that IRSA is leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. IRSA’s leverage could place IRSA at a disadvantage compared to its competitors who are less leveraged and limit its ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although IRSA has successfully restructured its debt, we cannot assure you that IRSA will not relapse and become unable to pay its obligations.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the holders of IRSA’s debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond IRSA’s control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect IRSA’s ability to generate cash flows and repay its obligations.

IRSA is subject to risks inherent to the operation of shopping centers that may affect its profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of IRSA’s shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave IRSA’s shopping centers. If this were to occur again, it could have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of IRSA’s shopping center and other rental properties.

If certain of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA simply failed to retain their patronage, its business could be adversely affected. IRSA’s shopping centers and, to a lesser extent, its office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at IRSA’s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on IRSA’s financial condition and results of operations. The closing of one or more significant tenants may induce other tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. If IRSA is not able to successfully lease the affected space again, the bankruptcy and/or closure of significant tenants, could have an adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA is subject to payment default risks due to its investments in credit card businesses through its subsidiary Alto Palermo.

IRSA’s subsidiary Alto Palermo owns an 80% interest in Tarshop S.A. (“Tarshop”), a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. During the six months ended December 31, 2007, Tarshop had net revenues of Ps.139.9 million, representing 44.2% of Alto Palermo’s revenues and 28.2% of IRSA’s consolidated revenues for such period. Credit card businesses such as Tarshop are adversely affected by defaults or late payments by card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond IRSA’s control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card business. In addition, if IRSA’s credit card business is adversely affected by one or more of the above factors, the quality of IRSA’s securitized receivables is also likely to be adversely affected. Therefore, IRSA could be adversely affected to the extent that IRSA holds an interest in any such securitized receivables.
IRSA’s subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps. 116.9 million in equity certificates as of December 31, 2007.

We cannot assure you that collection of payments from credit card accounts will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

IRSA is subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA’s hotels operate is highly competitive. The operational success of IRSA’s hotels is highly dependant on IRSA’s ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA’s hotels depends on:

•	IRSA’s ability to form successful relationships with international and local operators to run its hotels;

•	changes in tourism and travel patterns, including seasonal changes; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect IRSA’s ability to acquire land, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out its projects. Maintaining IRSA’s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force IRSA to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA’s business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA’s leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect IRSA’s operations and profitability.

Lease Law No. 23,091 imposes restrictions that limit IRSA’s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

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lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of IRSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to adjust the amounts owed to IRSA under its lease agreements;

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residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six-month period.

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases and the exercise of rescission rights by its tenants could materially and adversely affect IRSA’s business and we cannot assure you that IRSA’s tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, delinquency regarding IRSA’s office rental space has been very low, approximately 2%, and IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on IRSA’s financial condition and results of operation.

IRSA’s assets are concentrated in the Buenos Aires area.

IRSA’s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of its revenues are derived from such properties. For the six months ended December 31, 2007, more than 83% of IRSA’s consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

IRSA faces risks associated with potential expansion to other Latin American markets.

From 1994 to 2002, IRSA had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001. IRSA continues to believe that Brazil and other Latin American countries offer attractive opportunities for growth in the real estate sector. IRSA will continue to consider investment opportunities outside of Argentina as they arise.

Investments in Brazil and other Latin American countries are subject to significant risks including sovereign risks and risks affecting these countries’ real estate sectors. These risks include competition by well-established as well as new developers, unavailability of financing or financing on terms that are not acceptable to

IRSA, exchange rate fluctuations, lack of liquidity in the market, rising construction costs and inflation, extensive and potentially increasing regulation and bureaucratic procedures to obtain permits and authorizations, political and economic instability that may result in sharp shifts in demand for properties, risks of default in payment and difficulty evicting defaulting tenants.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA’s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with the acquisition of IRSA’s subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased its interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the court on December 14, 2000.

In 1991, Indarsa had purchased 90% of Tandanor, a formerly government owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend the bankruptcy to the other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps.54.8 million as of December 31, 2007. As of December 31, 2007, IRSA had not established any reserve in respect of this contingency.

Property ownership through joint ventures may limit IRSA’s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when it believes circumstances warrant the use of such structures. For example, in the Shopping Center segment, as of December 31, 2007, IRSA owned 62.5 % of Alto Palermo, while Parque Arauco S.A. owned 29.6%. In the Development and Sale segment, as of December 31, 2007, IRSA held majority ownership interests in various properties, including 100% ownership of Pereiraola S.A. and 100% of Caballito. IRSA also held an ownership interest of 50% in Puerto Retiro and Cyrsa. In the Hotel operations segment, IRSA owns 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. IRSA owned 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. as of December 31, 2007. In the financial services sector, IRSA owned 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it.

IRSA could become engaged in a dispute with one or more of its joint venture partners that might affect its ability to operate a jointly-owned property. Moreover, IRSA’s joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, IRSA’s joint venture partners may have competing interests in its markets that could create conflicts of interest. If the objectives of IRSA’s joint venture partners are inconsistent with its own objectives, IRSA will not be able to act exclusively in its interests.

If one or more of the investors in any of IRSA’s jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on IRSA’s financial performance. Should a joint venture partner be declared bankrupt, IRSA could become liable for its partner’s share of joint venture liabilities.

IRSA may not be able to recover the mortgage loans it has provided to purchasers of units in its residential development properties.

In recent years, IRSA has provided mortgage financing to purchasers of units in its residential development properties. Before January 2002, IRSA’s mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 = U.S.$1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. dollar value of IRSA’s outstanding mortgages.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect IRSA’s cash flow. Argentine law imposes significant restrictions on IRSA’s ability to foreclose and auction properties. Thus, when there is a default under a mortgage, IRSA does not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property IRSA is required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. On June 14, 2006, a new suspension period was approved, which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798 enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on a debtor’s only dwelling (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust over assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to a mortgage loan agreement could opt to participate in it. However, it was extended by a number of decrees and laws.

Law No. 26,167 enacted in November 2006 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans. Such special proceedings give creditors ten days to inform the debtor of the amounts owed to them and later agree with the debtor on the amount and terms of payment. If the parties fail to reach an agreement, payment conditions are to be determined by the judge.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect IRSA’s business, financial condition or result of operations.

IRSA is dependent on its chairman Eduardo Elsztain and certain other senior managers.

IRSA’s success depends on the continued employment of Eduardo S. Elsztain, IRSA’s chief executive officer, president and chairman of the board of directors, who has significant expertise and knowledge of IRSA’s business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on its business. IRSA’s future success also depends in part upon IRSA’s ability to attract and retain other highly qualified personnel. We cannot assure you that IRSA will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on IRSA’s financial condition and results of operations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through us and he exercises substantial influence over IRSA. As of December 31, 2007, such beneficial ownership consisted of: (i) 199,312,028 shares held by us, (ii) 10,823,022 shares held by IFISA, (iii) 234,400 shares held by Consultores Venture Capital Limited, a stock corporation organized under the laws of Uruguay, (iv) 1,154,279 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man and (v) 311,367 shares held directly by Mr. Elsztain.

Conflicts of interest between IRSA’s management, IRSA and IRSA’s affiliates may arise in the performance of IRSA’s respective business activities. As of December 31, 2007, Mr. Elsztain also beneficially owned (i) approximately 32.1% of Cresud’s common shares and (ii) approximately 62.5% of the common shares of IRSA’s subsidiary Alto Palermo. We cannot assure you that IRSA’s principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in IRSA’s interest.

Due to the currency mismatches between its assets and liabilities, IRSA has significant currency exposure.

As of December 31, 2007, the majority of IRSA’s liabilities, such as IRSA’s 8.5% notes due 2017, Alto Palermo’s Series I Notes, the mortgage loan to IRSA’s subsidiary Hoteles Argentinos S.A., Alto Palermo’s convertible notes are denominated in U.S. dollars while IRSA’s revenues and most of its assets as of December 31, 2007, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of IRSA’s leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Relating to IRSA’s Investment in Banco Hipotecario

IRSA’s investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of December 31, 2007, IRSA owned 11.8% of Banco Hipotecario which represented 7.0% of IRSA’s consolidated assets at such date. As of December 31, 2007 such ownership remains constant. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

On July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through to 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Laws and decrees implemented during the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of IRSA’s investment in Banco Hipotecario.

Banco Hipotecario relies heavily on mortgage lending and the value of IRSA’s investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans. The last economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

In light of the economic conditions in Argentina for the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies its product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

In the past years Banco Hipotecario has made several investments that are designed to enable it to develop retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give you any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to diversify its operations by developing its retail banking activities and other non-mortgage banking activities, the value of IRSA’s substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005 the CER was 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively. In 2007 CER and WPI increased by 8.5% and 14.4% respectively.

Argentina’s history prior to the adoption of the Convertibility Law which set the exchange rate of the Argentine Peso to the U.S. dollar at Ps.1.00 = US$1.00, raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina from 2002 onwards, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation were to increase significantly once again, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

Legislation limiting Banco Hipotecario’s ability to foreclose on mortgaged collateral may have an adverse effect on it.

Like other mortgage lenders, the ability to foreclose on mortgaged collateral to recover on delinquent mortgage loans impacts the conduct of Banco Hipotecario’s business. In February 2002, the Argentine government amended Argentina’s Bankruptcy Law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary residence, initially for a six-month period and subsequently extended until November 14, 2002. Since 2003, the Argentine government has approved various laws that have suspended, in some cases, foreclosures for a period of time in accordance with Law No. 25,972 enacted on December 18, 2004, and, in some cases, temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. Most recently, on June 14, 2006, Argentine Law 26,103 was enacted which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors where the subject mortgage related to the debtor’s sole residence and where the original loan was not greater than Ps.100,000.

Law No. 25,798, enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on a debtor’s sole residence (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust composed of assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to mortgage loan agreements could opt to participate and was subsequently extended by a number of decrees and laws.

Law No. 26,167, enacted on November 29, 2006, suspended foreclosures and also established a special proceeding for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court of the amounts owed under the mortgage loan. Soon thereafter, the judge will call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if the negotiations do not result in an agreement, then, payment and conditions will be determined by the courts.

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The

Unidad de Reestructuración also makes non-binding recommendations to facilitate the restructuring of such mortgage loans. If no agreement is reached, the Unidad de Reestructuración will submit a proposal to the National Congress, which may recommend forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that adversely affect Banco Hipotecario’s ability to foreclose on such mortgage loans.

The government recently enacted Law No. 26,313 which established a mandatory restructuring of certain mortgage loans that were granted by the former Banco Hipotecario Nacional prior to April 1, 1991 for the purchase, improvement, construction and/or expansion of single family residences, or for the repayment of loans that were used for any of these purposes. The language of this law is to a certain degree unclear with respect to its scope of application. Neither the Ministry of Economy nor the Central Bank have issued corresponding regulations explaining the application of the law as yet. Banco Hipotecario interprets this new law as being applicable only to non-performing mortgage loans granted before April 1, 1991 which were already restructured pursuant to former regulations. However, if the regulations to be issued under the law were interpreted to require that the new recalculation be applied to all mortgage loans granted prior to April 1, 1991, including performing loans, Banco Hipotecario S.A., as legal successor to the former Banco Hipotecario Nacional, may suffer a material financial loss because this new law does not contemplate the payment of any damages or compensation to Banco Hipotecario for losses arising of such mandatory restructuring.

We cannot assure you that the Argentine government will not enact further new laws restricting Banco Hipotecario’s ability to enforce its rights as creditors. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between December 31, 2005 and December 31, 2007, Banco Hipotecario’s portfolio of non-mortgage loans grew 141.3% from Ps.816.7 million to Ps.1,970.6 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other public securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of December 31, 2007 includes US$680.4 million of BODEN issued by the Argentine government as compensation for pesification, as well as an US$85.7 million asset representing its right to acquire additional BODEN. Banco Hipotecario’s consolidated balance sheet as of December 31, 2007 also includes Ps.227.2 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. Since September 30, 2005 Banco Hipotecario has subscribed additional BODEN 2012 in the amount of US$773.5 million and reduced Central Bank borrowings in the amount of Ps.1,844.0 million. Additionally, its most recent consolidated annual income statements include the accrual of interest income to be received on BODEN not yet received and interest to be paid adjusted by CER on Central Bank borrowings.

In accordance with Central Bank accounting rules, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of December 31, 2007 have been recorded at 100% of face value. However, the BODEN are unsecured debt obligations of the Argentine government which recently defaulted on a significant portion of its indebtedness. As of December 31, 2007, the BODEN were not rated and were trading in the secondary market at a price of approximately US$91.4 for every US$100 of outstanding value. Carrying BODEN at a value equal to their full face value, which is in excess of their current market value, has the effect of increasing Banco Hipotecario’s total assets recorded on its consolidated balance sheet. In this important respect, its most recent consolidated audited annual financial statements are not comparable to its historic financial statements and have been prepared according to accounting principles that differ materially from Argentine GAAP.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of December 31, 2007, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign currency-denominated assets by approximately US$201.8 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of its large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. As of December 31, 2007, Banco Hipotecario had a total of US$766.1 million of BODEN issued by the Argentine government. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect IRSA’s investment.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by the Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations. For example, on July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in an extreme case) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, we cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholder or directors or impose further sanctions.

Commencing in early 2002, laws and decrees have been implemented that have substantially altered the prevailing legal regime and obligations established in contract. In the recent past, various initiatives have been presented to Congress intended to reduce or eliminate the debt owed to Banco Hipotecario on a portion of its mortgage loan portfolio and there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse impact on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate us for the resulting loss.

The Argentine government may prevail in all matters to be decided at a Banco Hipotecario’s general shareholders meeting.

According to the Privatization Law and Banco Hipotecario’s by-laws, holders of Class A and Class D Shares have special voting rights relating to certain corporate decisions. Whenever such special rights do not apply (with respect to the Class A Shares and the Class D Shares) and in all cases (with respect to the Class B Shares and the Class C Shares), each share of common shares entitles the holder to one vote. Pursuant to Argentine regulations, Banco Hipotecario may not issue new shares with multiple votes.

The holders of Class D Shares have the right to elect nine of Banco Hipotecario’s board members and their respective alternates. In addition, for so long as Class A Shares represent more than 42.0% of Banco Hipotecario’s capital, the Class D Shares shall be entitled to three votes per share, provided that holders of Class D Shares will be entitled to only one vote per share in the case of a vote on:

•	a fundamental change in Banco Hipotecario’s corporate purpose;

•	a change in Banco Hipotecario’s domicile outside of Argentina;

•	dissolution prior to the expiration of Banco Hipotecario’s corporate existence;

•	a merger or spin-off after which Banco Hipotecario would not be the surviving corporation;

•	a total or partial recapitalization following a mandatory reduction of capital; and

•	approval of voluntary reserves, other than legally mandated reserves, when their amount exceeds Banco Hipotecario’s capital stock and its legally mandated reserves.

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP, or Programa de Propiedad Participada (or the Shared Property Program), participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares IRSA holds will automatically lose their triple voting rights. If this were to occur, IRSA would likely lose its current ability, together with IRSA’s affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue to consider acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of such acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	problems assimilating or retaining the employees of acquired businesses;

•	challenges retaining customers of acquired businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses; and

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem solving.

Risks Relating to the Common Share Rights, the ADS Rights and to Our ADSs, Common Shares and Warrants

If you subscribe for new common shares or new ADSs prior to our publication of the definitive subscription price, such subscription will be binding and irrevocable even though the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

Subscriptions for new common shares or new ADSs pursuant to the exercise of the common share rights or ADS rights, as applicable, based on the indicative subscription price and prior to the publication of the definitive subscription price on March 11, 2008, will be binding and irrevocable even though the definitive subscription price will have not been established at the time of such exercise, and the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

Shares eligible for sale could adversely affect the price of our common shares and American Depositary Shares.

The market prices of our common shares and ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADSs are freely transferable under US securities laws, including those ADSs held by our affiliates. IFISA, which as of December 31, 2007, owned approximately 32.1% of our common shares (or approximately 102,826,754 common shares which may be exchanged for an aggregate of 10,282,675 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our equity securities would suffer negative consequences.

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2007. We may, however, become a PFIC for the taxable year ending June 30, 2008, or any future taxable years. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, the composition of our income and assets will be affected by how, and how quickly, we invest the proceeds from this offering (including what portion of the proceeds is used to increase our ownership interest in IRSA). The cash proceeds of this offering, if not timely deployed, will be treated as passive assets. Furthermore, the investment of such proceeds in assets that in our hands are considered passive assets for purposes of the PFIC tests may result in our characterization as a PFIC. If we become a PFIC, U.S. holders of our equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our equity securities at a gain, as well as additional reporting requirements. Please see “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

You may be unable to exercise voting rights with respect to the common shares underlying your ADSs at our shareholders’ meetings.

As a holder of ADSs, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as you desire.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

You will experience immediate and substantial dilution in the book value of the common shares or ADSs you purchase in this offering.

Because the offering price of the common shares and ADSs being sold in this offering will be substantially higher than the net tangible book value per share, you will experience immediate and substantial dilution in the book value of these common shares. Net tangible book value represents the amount of our tangible assets on a pro forma basis, minus our pro forma total liabilities. Moreover, if you do not exercise your common share rights or ADS rights, as the case may be, you will also experience immediate and substantial dilution in the book value of your common shares or ADSs. See “Dilution.”

The market price for our ADSs could be highly volatile, and our ADSs could trade at prices below the initial offering price.

The market price for our ADSs after this offering is likely to fluctuate significantly from time to time in response to factors including:

•	fluctuations in our periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in our industry;

•	changes in the economic performance or market valuation of our competitors;

•	announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	events affecting equities markets in the countries in which we operate;

•	legal or regulatory measures affecting our financial conditions;

•	departures of management and key personnel; or

•	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our common shares, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our ADSs, regardless of our actual operating performance. As a result, our ADSs may trade at prices significantly below the initial public offering price.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest bearing account in an Argentine bank for a period of one year.

Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common shares, as the case may be, from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a US company.

Holders of common shares may determine not to pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and by certain loan agreement covenants.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP. In addition, we are party to a loan agreement which imposes restrictions on our ability to pay dividends in excess of US$5 million per calendar year.

Our shareholders’ ability to receive cash dividends may be limited.

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the ADS depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your ADSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

The warrants are exercisable under limited circumstances and will expire.

Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable during the six-day period from and including the 17th through the 22nd days of each February, May, September and November (to the extent that such are business days in Buenos Aires and in New York City), commencing with such period from and including May 17th through May 22nd, 2008. The warrants will automatically expire on May 22nd 2015.

USE OF PROCEEDS

We currently estimate that the net proceeds of this offering will be approximately US$297.3 million, after deducting estimated fees and expenses, based on the assumptions that (i) all of the common shares and ADSs available for purchase in this rights offering are purchased, (ii) none of the warrants are exercised upon consummation of this offering and (iii) the subscription price per common share will be Ps.5.37. Such estimated subscription price is based on historic stock prices which may not be representative of the definitive subscription price for this offering which will be determined as set forth elsewhere in this prospectus. The amount of net proceeds set forth above represents only an estimate (based on the stated assumptions) and may differ significantly from the net proceeds we actually receive from this offering.

We currently intend to use the net proceeds of this offering as follows:

•

Approximately US$100 million to US$200 million to finance the growth of our core business through new investments in agricultural activities in Latin America. We intend to focus primarily on investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia but may make limited investments in other countries to the extent we believe such investments are consistent with our business strategy.

•

Approximately one third of the net proceeds for additional investments in IRSA, through market purchases of outstanding shares and/or subscriptions of preemptive and accretion rights issued in connection with future capital increases of IRSA; and

•	Approximately US$40 million for working capital and other general corporate purposes.

The amount of proceeds we receive from this offering will depend not only on the definitive subscription price but also on the extent to which our shareholders elect to exercise their rights to subscribe for new common shares. The extent to which our shareholders elect to do so is beyond our control and cannot be predicted with certainty. If a significant percentage of our shareholders do not exercise their rights to subscribe for new common shares, our net proceeds could be materially less than the amount indicated above (which assumes that 100% of the common shares and ADSs available for purchase will be purchased).

Although we are constantly evaluating investment opportunities, at this time we do not have any binding commitment to make any material investments not identified in this prospectus. Because several of the proposed investments above are uncertain at this time, the net proceeds from this offering may not be fully used in the short term. Until those investments are made, we intend to invest the net proceeds of this offering in high quality, liquid financial instruments. The allocation of the net proceeds from this offering will be influenced by prevailing market conditions from time to time, and as a result we reserve the right to reallocate all or a portion of such anticipated uses to other uses we deem consistent with our strategy.

MARKET INFORMATION

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through December 2007. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2002 through December 2007. Each ADS represents ten common shares.

	Buenos Aires Exchange			NASDAQ
	Share Volume	Ps. per Share		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2002
1st Quarter	4,238,215	0.94	0.83	356,700	9.4	8.38
2nd Quarter	22,366,137	0.86	0.62	316,700	8.38	5.99
3rd Quarter	89,256,220	1.84	0.71	349,900	6.77	5.60
4th Quarter	4,271,862	2.28	1.82	1,182,000	6.52	5.04
Annual	120,132,434	2.28	0.62	2,205,300	9.4	5.04
Fiscal Year 2003
1st Quarter	9,390,116	2.43	1.47	1,506,964	6.52	3.99
2nd Quarter	2,924,294	2.35	1.70	1,030,157	6.08	4.48
3rd Quarter	4,101,037	2.72	1.70	3,279,484	8.40	5.06
4th Quarter	3,915,643	2.66	2.04	1,899,432	9.73	6.62
Annual	20,331,090	2.02	2.04	7,716,037	9.73	3.99
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,183	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
August 2007	795,330	6.65	5.72	3,193,914	21.04	17.06
September 2007	938,971	7.21	6.19	3,050,829	22.65	19.50
October 2007	1,105,518	7.85	7.08	3,126,437	24.95	22.62
November 2007	1,241,156	7.84	5.97	2,418,631	24.95	18.50
December 2007	1,688,781	6.57	5.73	1,294,874	20.92	18
January 2008	850,442	6.16	5.35	2,436,885	19.78	17.24

Source: Bloomberg

The high and low daily prices of our common shares on the Buenos Aires Stock Exchange in Pesos on February 20, 2008 were Ps.6.00 and Ps.5.85. The high and low daily prices of our ADSs in the NASDAQ Global Select Market in U.S. dollars on February 20, 2008 were US$18.70 and US$18.13.

As of December 31, 2007 ADRs evidencing 29,781,746 ADSs were outstanding (equivalent to 297,817,460 common shares or 92.8% of the total number of issued common shares).

Argentine Securities Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange . This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange .

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina, of which the principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange , which handles approximately 95% of all equity trading in the country.

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a non-profit and self-regulated organization.

The securities that may be listed on the Buenos Aires Stock Exchange are stocks, corporate bonds, convertible corporate bonds, close-end investment funds, financial trust, indexes, derivatives and public bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

Mercado de Valores de Buenos Aires S.A. (“MERVAL”)

The MERVAL is a corporation (sociedad anónima) whose 183 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 12:00 a.m. to 6:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computadora (“SINAC”). SINAC is a computer trading system that permits trading in debt and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

Over the Counter Market

The Mercado Abierto Electrónico S.A. (“MAE”) is a corporation (sociedad anónima) exchange organized under the laws of Argentina, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores. The MAE works as an electronic environment to process over the counter transactions. It is an electronic market where both government securities and corporate bonds are traded through spot and forward contracts.

The MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the Mercado Abierto Electrónico, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a private corporation organized under the laws of Argentina which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores. Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds. The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2004	2005	2006	2007
Market capitalization (in billions of Ps.)	689.9	771.3	1,229.3	1,335.9
Average daily trading volume (in millions of Ps.)	52.6	74.6	61.4	69.9
Number of listed companies	107	104	106	107

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange , in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange .

As of December 31, 2007, approximately 109 companies had equity securities listed on the Buenos Aires Stock Exchange. During the year ended December 31, 2007, approximately 78.1% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten most important Argentine companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006 and a 5% increase for the six month period ended June 30, 2007. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15- minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 – minute successive suspension periods.

DIVIDENDS AND DIVIDEND POLICY

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves or for whatever other purpose our shareholders’ determine.

On May 2, 2006, we entered into a US$8 million loan agreement with Credit Suisse which imposes restrictions on our ability to pay dividends. Under this loan agreement, which matures on November 2, 2008, we are not permitted to make dividends or other restricted payments (including purchases or redemptions of our capital stock), in cash, obligations or other property, in an aggregate amount exceeding US$5 million in any calendar year.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates. See “Exchange Rates and Exchange Controls.”

Year	Total Dividend	Dividend per Common Share(1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Rates and Exchange Controls.”

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization in accordance with Argentine GAAP as of December 31, 2007 and as adjusted to give the effect of the sale of 180,000,000 common shares assuming a subscription price of Ps.5.37 per common share, which corresponds to the minimum price per common share approved by the shareholders’ meeting held on October 10, 2007. The table below should be read in conjunction with, and is qualified in its entirety by “Cresud’s Management Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2007
	Actual	As adjusted (1)
	(thousands of Ps.) (unaudited)
Short-term debt (guaranteed and secured)	25,548,031	25,548,031
Short-term debt (unguaranteed and unsecured)	192,261,964	192,261,964
Long-term debt (guaranteed and secured) (2)	0	0
Minority interest	934,075	934,075

Shareholders’ equity:
Common stock	320,774,772	500,774,772
Inflation adjustment of common stock	166,218,124	166,218,124
Paid-in capital	166,202,798	924,915,391
Legal reserve (3)	15,644,814	15,644,814
Reserve for new developments (4)	158,743,802	158,743,802
Accumulated retained earnings	14,472,656	14,472,656
Translation differences	8,926,292	8,926,292

Total shareholders’ equity	850,983,258	1,789,695,851

Total capitalization(5)	1,069,727,328	2,008,439,921

(1)	Assumes net proceeds of the rights offering of US$297.3 million resulting from the issuance of 180,000,000 common shares, net of expenses, related to the rights offering.
(2)	As of December 31, 2007, an amount of 1,834,860 ADRs of IRSA are restricted as collateral for our long-term financing. The collateral is based on a fixed ratio of debt coverage, accordingly, such amounts may be released and/or increased depending on the market value of the shares underlying the ADRs and subsequent payments.
(3)	Under Argentine law, we are required to allocate 5% of our net income to a legal reserve until the amount of such legal reserve equals 20% of our outstanding capital.
(4)	Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the period. Accordingly, we transferred the balance of accumulated retained earnings to a special reserve labeled as “Reserve for New Developments.” This reclassification has no impact on our total shareholders equity.
(5)	Total capitalization consists of the sum of short-term and long-term debt, minority interest and shareholders’ equity.

EXCHANGE RATES AND EXCHANGE CONTROLS

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.79=US$1.00 to an exchange rate of Ps.3.1580=US$1.00 as of January 31, 2007 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The Central Bank may indirectly affect this market through its active participation.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High (1)	Low (2)	Average (3)	Period Closing
Fiscal year ended June 30, 2002	3.7400	0.9990	1.8206	3.7900
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
July 2007	3.1800	3.0910	3.1131	3.1210
August 2007	3.1780	3.1330	3.1530	3.1560
September 2007	3.1650	3.1310	3.1477	3.1500
October 2007	3.1790	3.1420	3.1597	3.1420
November 2007	3.1500	3.124	3.1357	3.1450
December 2007	3.1420	3.1320	3.1393	3.1490
January 2008	3.1580	3.1280	3.1453	3.1580

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of notes on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

Exchange Controls

On December 1, 2001, Decree No. 1570/2001 imposed significant limitations upon the availability of the bank deposits as well as foreign exchange controls which restricted cash outflows. In 2001 and 2002 and until February 7, 2003, the Central Bank, among other restrictive measures, restricted the transfer of U.S. dollars abroad without its prior approval except for transfers related to foreign trade transactions, payments of expenses or withdrawals made abroad through debit or credit cards issued in Argentina. In 2003 and 2004, the government substantially eased these restrictions.

From February to December 2002, any distribution of dividends outside Argentina was subject to prior authorization from the Central Bank. In December 2002, the rule was amended and purchases of foreign currency were authorized without prior authorization for an amount equal to US$150,000 (in the aggregate) per calendar month.

On January 7, 2003, the Central Bank issued Communication “A” 3859 which is still in place. Pursuant to this communication, purchases of foreign currency and distributions of dividends outside Argentina by Argentine companies are subject to no limitation, provided that such purchases or distributions of dividends are duly approved and reflected in the audited financial statements of such companies.

Restrictions also apply to foreign investments in Argentina. On June 26, 2003, the government set restrictions on capital flows into Argentina which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Since the Argentine crisis, the Central Bank has gradually softened most of the foreign exchange restrictions that were in place during the crisis. However, starting on June 10, 2005 the government established further restrictions on capital flows into Argentina. As of June 10, 2005, certain transactions have to be registered with the Central Bank, all currency inflow has to remain in Argentina for a minimum term of 365 days, and a mandatory deposit equivalent to 30% of the total currency inflow is required. This deposit which must be made in U.S. dollars with a local financial institution does not bear interest and cannot be used as collateral and it will only be returned after 365 days of its constitution. Pursuant to Decree No. 616/2005, these restrictions do not apply, between others, to the primary subscription of shares of resident companies which are allowed to do public offering and listed on a self-regulated market.

THE RIGHTS OFFERING

Statutory Preemptive and Accretion Rights

Pursuant to our bylaws and as required by Argentine law, each existing holder of our common shares has the following rights:

•	a preemptive right to subscribe for new shares in all issues of common shares in proportion to such shareholder’s respective shareholding, and

•

an accretion right which provides that if any new common shares are not subscribed for by our shareholders pursuant to their preemptive rights, the shareholders which have exercised their preemptive rights are entitled to subscribe for such unsubscribed common shares in proportion to the number of new common shares purchased by such exercising shareholders pursuant to their exercise of preemptive rights.

On October 10, 2007, our shareholders authorized the future issuance of up to 180,000,000 common shares. We are granting to our common shareholders rights, or “common share rights,” to subscribe for 180,000,000 new common shares, together with the right to receive up to 180,000,000 warrants to acquire additional common shares. Each common share held of record at 6:00 p.m. (Buenos Aires, Argentina time) on February 27, 2008 entitles its holder to one right to subscribe for common shares, or “common share right”. Each common share right will entitle its holder to (i) subscribe for 0.561141 common shares pursuant to its exercise of preemptive rights, (ii) to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights and (iii) and to receive free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase 0.33333333 additional common shares.

The Bank of New York, as our Depositary, will make available to our ADS holders, ADS rights to subscribe for new ADS and to receive warrants to acquire additional shares in the form of ADS. Each ADS held of record at 5:00 p.m. (New York City time) on February 27, 2008, entitles its holder to one ADS right. Each ADS right will entitle its holder to (i) subscribe for 0.561141 new ADSs, (ii) to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights and (iii) to receive free of charge, for each new ADS that it purchases pursuant to this offering, 10 warrants, each of which will entitle such holder to purchase 0.33333333 additional common shares.

The definitive subscription price for the new common shares and the new ADSs will be established by our board of directors in U.S. dollars, based on a range between the lowest and the highest trading price of our ADSs during a period of not less than 5 days and not more than 180 days prior to the determination of the subscription price on March 10, 2008. The subscription price for each new common share will be payable in U.S. dollars outside Argentina or in Argentine pesos in Argentina, determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) at the close of business on the subscription price determination date as quoted by Banco de la Nación Argentina. The subscription price for each new ADS will be payable in U.S. dollars. The subscription price will be reported to the Comisión Nacional de Valores published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on the following day prior to the opening of the stock market in Argentina.

The Bank of New York acts as depositary for the ADSs and may, to the extent permitted by applicable law, sell common shares rights underlying the unexercised ADS rights on the Buenos Aires Stock Exchange. The proceeds from the sale of common share rights underlying the unexercised ADS rights will be, to the extent permitted by applicable law, distributed to the ADS holders in U.S. dollars pursuant to the deposit agreement.

Subscription Forms

As described below, different deadlines are applicable to the subscription forms and the instruction letter. To subscribe for common shares or ADSs in the exercise of preemptive and accretion rights, each holder of such right must fill in and submit the relevant forms to the common share rights agent or the ADS rights agent, as the case may be. Such submission will represent an irrevocable exercise of preemptive and accretion rights to purchase common shares or ADSs, as the case may be. In the case of holders of common shares, such form must be accompanied by a certificate of ownership issued by the Caja de Valores or evidence of assignment of the rights in his/her favor. Timely submission of these documents is necessary for effective subscription of common shares, and prospective subscribers should carefully review these documents.

Forms for completion and submission have been delivered with this prospectus. Prospective subscribers requiring additional or replacement copies of such forms, may obtain them upon request from The Bank of New York in its capacity as our ADS rights agent or Raymond James Argentina S.A. in its capacity as our common share rights agent. Our ADS rights agent will not accept subscriptions for common shares from holders of our common shares.

Subscription Period

From March 4, 2008 through 1:00 p.m. (Buenos Aires, Argentine time) on March 18, 2008 in the case of the common share rights (the “common shares subscription period”) and from March 4, 2008 through 5:00 p.m. (New York time) on March 13, 2008 in the case of the ADS rights (the “ADS subscription period”).

To exercise common share rights, you must deliver to our common shares agent, a properly completed subscription form accompanied by a certificate of ownership issued by the Caja de Valores or evidence of assignment of the common share rights in your favor by 1:00 p.m. (Buenos Aires, Argentina time) on March 18, 2008, or your common share rights will lapse and will have no further value. Deposit in the mail will not constitute delivery to us.

To exercise the ADS rights, you must deliver to the ADS rights agent a properly completed ADS rights subscription form and pay an amount specified below for each ADS subscribed or sought pursuant to accretion rights by 5:00 p.m. New York City time on March 13, 2008, or your ADS rights will lapse and will have no further value, except the right to receive a cash payment if the depositary receives U.S. dollars in respect of a sale of unexercised common share rights. Deposit in the mail will not constitute delivery to the ADS rights agent. The amount you pay will be based on (i) the non-binding indicative subscription price or (ii) the definitive subscription price plus, in each case, the depositary’s issuance fee of US$0.05 per new ADS. See “—Non-Binding Indicative Subscription Price” for a description of applicable procedures if amounts paid prior to our publication of the definitive subscription price are different from the definitive subscription price.

The exercise of common share rights and ADS rights is irrevocable and may not be canceled or modified.

Important Dates

The summary timetable set forth below lists certain important dates relating to the exercise of rights:

Publication of non-binding indicative subscription price	February 25, 2008

Common shares record date 6:00 p.m. (Buenos Aires, Argentina time)	February 27, 2008

ADS record date 5:00 p.m. (New York City time)	February 27, 2008

Common share rights commence trading on the Buenos Aires Stock Exchange	February 28, 2008

Common shares subscription period	March 4, 2008 to March 18, 2008

ADS subscription period	March 4, 2008 to March 13, 2008

Publication of the definitive subscription price for the new common shares and the new ADSs	March 11, 2008

Expiration date for holders of ADS rights	March 13, 2008

End of common share rights trading on the Buenos Aires Stock Exchange	March 14, 2008

Expiration date of common shares subscription period	March 18, 2008

Allocation of accretion rights	March 19, 2008

Delivery date for new common shares pursuant to common shares preemptive rights	On or about March 19, 2008

Delivery date for common shares pursuant to common shares accretion rights	On or about March 25, 2008

Delivery date for the new ADSs pursuant to ADS preemptive rights	On or about March 25, 2008

Delivery date for the new ADSs pursuant to ADS accretion rights	On or about March 25, 2008

Fractional Entitlements

We will not issue fractional common shares or ADSs, pursuant to this rights offering or the exercise of the warrants, and entitlements to common shares or ADSs will be rounded down to the nearest whole common share or ADS, as the case may be.

Trading of Common Share and ADS Rights

Common share rights will trade separately from such common shares on the Buenos Aires Stock Exchange from the third business day preceding the subscription period. A holder of record of common shares that sells rights on the Buenos Aires Stock Exchange will transfer to the purchaser thereof the right to participate in this rights offering and shall have no further right to participate in the rights offering, regardless of whether such holder continues to hold its common shares.

The ADS rights will not be transferable and will not be listed on any exchange.

The Bank of New York will act as depositary for the ADSs and may, to the extent permitted by applicable law, sell the common share rights underlying the unexercised ADS rights on the Buenos Aires Stock Exchange.

Common Share Rights Agent

Raymond James Argentina Sociedad de Bolsa S.A., located at San Martin 344, 22nd Floor, Buenos Aires, Argentina is acting as our common share rights agent for the common share rights offering. Holders of common shares who wish to subscribe for additional common shares must subscribe through the common share rights agent. The common share rights agent will not accept subscriptions from holders of ADSs.

ADS Rights Agent

The Bank of New York, located at 101 Barclay Street, New York, New York 10286, is acting as the ADS rights agent. Holders of ADSs who wish to subscribe for additional ADSs must subscribe through the ADS rights agent. The ADS rights agent will not accept subscriptions from holders of common shares.

Non-Binding Indicative Subscription Price

On February 25, 2008, we published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire a non-binding indicative subscription price for each of the new common shares and ADSs of Ps.5.37 and US$17.01, respectively.

Subscriptions for ADSs pursuant to the exercise of common share rights, ADS rights and accretion rights that are submitted prior to our publication of the definitive subscription price will be binding and irrevocable even though the definitive subscription price subsequently determined may be different, perhaps materially, than the indicative subscription price.

If the amount delivered in connection with a subscription form is less than the definitive subscription price plus applicable fees, the ADS rights agent will notify the subscriber of the shortfall and will not deliver the new ADSs subscribed for until the shortfall is paid. If a shortfall is not paid by the date specified in the notice, the ADS rights agent may sell a portion of the new ADSs to pay for the shortfall.

If the amount delivered in connection with a subscription form is more than the definitive subscription price plus applicable fees, the ADS rights agent will reimburse such excess to the relevant subscriber as promptly as practicable after completion of this offering.

Definitive Subscription Price

The definitive subscription price for the new common shares and the new ADSs will be established by our board of directors in U.S. dollars, based on a range between the lowest and the highest trading price of our common shares during a period of not less than 5 days and not more than 180 days prior to the determination of the subscription price on March 10, 2008. The subscription price will be reported to the Comisión Nacional de Valores, published in the bulletin of the Buenos Aires Stock Exchange and released to PR Newswire on the following business day, prior to the opening of the stock market in Argentina.

The subscription price for each new common share will be payable in U.S. dollars outside Argentina or in Argentine pesos in Argentina, determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) at the close of business on the subscription price determination date as quoted by Banco de la Nación Argentina.

The subscription price for each new ADS will be payable in U.S. dollars. Holders of new ADSs must also pay an amount sufficient to cover the fee of the depositary that is US$0.05 per new ADS.

Accretion Rights

Under Argentine law, if any shares are not subscribed for by shareholders in the exercise of their preemptive rights, the remaining shareholders who have exercised their preemptive rights shall have accretion rights pursuant to which they may purchase unsubscribed shares in proportion to the shares purchased by such exercising shareholder pursuant to their preemptive rights. Shareholders will be asked to indicate in the subscription form which they submit with respect to the exercise of their preemptive rights, the number of common shares they are willing to acquire pursuant to their accretion rights in the event there are common shares which remain unsubscribed after the exercise of preemptive rights. No later than two days after termination of the common shares subscription period, shareholders that have indicated that they wish to exercise accretion rights will be notified by publication of a notice in the bulletin of the Buenos Aires Stock Exchange of the aggregate number of unsubscribed common shares. Based on this notice, we will allocate unsubscribed common shares to shareholders in accordance with their accretion rights.

ADS holders that subscribe for new ADSs pursuant to preemptive rights may indicate on their subscription forms a number of additional ADSs for which they would be willing to subscribe pursuant to accretion rights. ADS holders must submit the ADS subscription price (plus an amount sufficient to cover the fee of the depositary of US$0.05 per new ADS) with their subscription forms for the full number of additional ADSs requested pursuant to accretion rights. If accretion rights are allocated to the depositary, the ADS rights agent will allocate additional ADSs to ADS holders that requested them. If the amount of additional ADSs available pursuant to accretion rights are insufficient to fill in all requests, the ADS rights agent will allocate the available additional ADSs among requesting ADS holders pro rata to the numbers of additional ADSs they requested.

On March 19, 2008, which is one business day after the end of the common shares subscription period, we will notify holders of our common shares and ADS holders that have indicated that they wish to exercise their accretion rights of the aggregate number of unsubscribed common shares and ADSs, as applicable, by publication of a notice in the bulletin of the Buenos Aires Stock Exchange and issue a press release to PR Newswire. Based on this notice, we will allocate unsubscribed common shares to holders of common shares and ADSs to ADS holders, as applicable, in accordance with their accretion rights.

If we allocate to any subscribers fewer ADSs than the number such subscribers sought to acquire pursuant to their accretion rights, the ADS rights agent will notify such subscribers and will promptly reimburse them after completion of this offering for any excess amount which such subscribers may have paid to the ADS rights agent in connection with their indications of interest in exercising their accretion rights.

Method of Exercising the Rights

During the subscription period, holders of rights will be permitted to exercise their rights by delivering a signed subscription form to our common share rights agent or ADS rights agent. Our common share rights agent and ADS rights agent have discretion to refuse any improperly completed or delivered or unexecuted subscription form.

The common shares subscription period and the ADS subscription period, as the case may be, are the sole opportunity to exercise preemptive and accretion rights with respect to the common shares and ADSs, respectively. After 1:00 p.m. (Buenos Aires time) on March 18, 2008, any holder of common shares and after 5:00 p.m. (New York City time) on March 13, 2008, any holder of ADSs who has not validly submitted a duly completed subscription form will be deemed to have forfeited its rights to subscribe for common shares or ADSs, as the case may be, and such rights will lapse.

Results of the Rights Offering

On March 25, 2008, which is the second Argentine business day after the end of the common shares subscription period, we will notify holders of our common shares and ADS holders by publication of a notice in the bulletin of the Buenos Aires Stock Exchange and by issuing a press release to PR Newswire of the final results of the offering for common share rights and ADS rights.

Payment and Method of Purchase

Payment in full of the subscription price for common shares purchased pursuant to the exercise of preemptive rights and accretion rights relating to common shares must be received by our common share rights agent in Pesos by 1:00 p.m. (Buenos Aires time) on March 18, 2008 and March 25, 2008, respectively.

Payment in full of the subscription price for each ADS purchased pursuant to the exercise of preemptive rights and accretion rights relating to ADSs must be received by our ADS rights agent in U.S. dollars by 5:00 p.m. (New York time) on March 13, 2008.

Exercising shareholders who do not pay for their common shares or ADSs by such time on the payment date will forfeit their rights to such common shares or ADSs. Such payment should be made in cash (a) in the case of common shares rights, to our common share rights agent by means of a wire transfer to (i) checking account # 2968/9 at Banco de Valores S.A. (CBU #198 000 173 000 000 029 6897), CUIT # 30-68518222-6 for payment in Pesos, or (ii) Acc# 3612 9981 - Raymond James Argentina SBSA at Citibank NA, NYABA #021 000 089 for payment in U.S. dollars or (b) in the case of ADS rights, by certified or official bank check, money order or wire transfer to our ADS rights agent at The Bank of New York, ABA# 021000018, A/C# 8900060603, Account Name: Reorg. Incoming Wire Transfer, Ref: Cresud, by mail at The Bank of New York, Tender and Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, or by hand, express mail or overnight courier at The Bank of New York, Tender and Exchange Department, 101 Barclay Street. Receive and Delivery Window — Street Level, New York, New York 10286. Any payment to our common share rights agent must be made either in Pesos or U.S. dollars, and any payment to our ADS rights agent must be made in U.S. dollars.

Failure to pay for the common shares or ADSs will result in non-compliance with the respective payment terms established above. In case of non-payment, our board of directors may take any action with respect to the common shares or ADSs that is allowed under Argentine corporate law. If our board of directors chooses to declare the rights of any non-paying party void, it must decide upon the treatment to be given to the unpaid common shares or ADSs which may be offered to third parties at the same subscription price.

THE METHOD OF DELIVERY OF SUBSCRIPTION FORM AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE COMMON SHARE RIGHTS AGENT OR THE ADS RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE HOLDERS OF COMMON SHARE RIGHTS AND ADS RIGHTS. IF SENT BY MAIL, HOLDERS OF SUCH RIGHTS ARE URGED TO SEND SUBSCRIPTION FORMS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE COMMON SHARE RIGHTS AGENT OR THE ADS RIGHTS AGENT, AS THE CASE MAY BE, AND CLEARANCE OF PAYMENT PRIOR TO THE RELEVANT EXPIRATION DATE. HOLDERS OF COMMON SHARE RIGHTS AND ADS RIGHTS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER’S CHECK OR MONEY ORDER.

Use of Unsubscribed ADSs and Common Shares

After expiration of the common shares subscription period and the ADS subscription period, our board of directors may cancel the unsubscribed common shares and ADSs or sell them to third parties at such times as our board of directors may determine. The price for such sales may not be more favorable to the purchaser than the price offered herein. We currently intend to offer any unsubscribed common shares to the public promptly after completion of this offering.

Determinations of Timeliness, Validity, Form and Eligibility

We, or the dealers acting as our agents, may reject non-binding indications of interest, based on the following criteria: (i) non-compliance with anti-money laundering regulations, (ii) delivery of an incomplete or otherwise defective subscription form or ADS rights certificate, as applicable, (iii) untimely delivery of a subscription form or ADS rights certificate, as applicable, or (iv) non-compliance with any other requirement for the subscription of common shares or ADSs set forth in this prospectus.

DILUTION

As of December 31, 2007, our outstanding capital stock consisted of 320,774,772 common shares. If you invest in our common shares and ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per common share and the pro forma net book value per common share and per ADS upon the completion of this rights offering. Dilution results from the fact that the per-common share offering price of common shares and the per-ADS offering price of ADS in this offering could be substantially in excess of the book value per common share and per ADS attributable to the common shares and ADSs.

You should take into account that the hypothetical subscription price used in this analysis of dilution is shown only to illustrate the analysis and it is not necessary indicative of the subscription price per share of this offer. The hypothetical subscription price used in this analysis of dilution of Ps.7.85 corresponds with the maximum price per common share approved by the shareholders meeting held on October 10, 2007 and it is the highest trading price of our share during a period not more than 180 days prior to the publication of the non-binding subscription price.

Dilution of shareholders participating in this offering

Dilution due to issuance of new common shares

As of December 31, 2007, we had a net tangible book value of Ps.826.7 million or Ps.2.58 per common share or US$8.18 per ADS. Net tangible book value per share or common share represents the amount of our total tangible assets of Ps.1,167.1 million (total assets less intangible assets and net deferred tax assets) less total liabilities of Ps.339.5 million and minority interest of Ps.0.9 million, divided by 320,774,772, the total number of our common shares outstanding as of December 31, 2007. After giving effect to the sale of the 180,000,000 common shares offered by us in this offering and, after deducting the estimated offering expenses payable by us, our net tangible book value estimated at December 31, 2007 would have been approximately Ps.2,211.9 million, representing Ps.4.42 per common share and US$14.03 per ADS. At the subscription offering price of Ps.7.85 per common share, this represents an immediate increase in net tangible book value of Ps.1.84 per common share and US$5.84 per ADS to existing shareholders and ADS holders, respectively, and an immediate dilution in tangible book value of Ps.3.43 per common share and US$10.90 per ADS to purchasers of common shares and ADSs in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of this offering.

The following table illustrates this dilution of Ps.3.43 per common share to purchasers of common shares and common shares in the form of ADSs in this rights offering:

	Per Common Share	Per ADS[1]
Hypothetical subscription price	Ps.7.85	US$	24.93
Net tangible book value as of December 31, 2007	2.58		8.18
Increase in net tangible book value attributable to shareholders who exercise their common share rights	1.84		5.84
Pro forma net tangible book value per common share after this offering	4.42		14.03
Dilution of shareholders who exercise their common share rights	3.43		10.90
% of dilution to shareholders who exercise their common share rights	43.73%		43.73%

(1)	Converted into U.S. dollars at the exchange rate quoted by the Central Bank for December 31, 2007 which was Ps.3.1490 = US$1.00.

Dilution due to subscriptions for common shares and ADSs in this offering, and new warrants offered in this offering

The dilution resulting from the exercise of the new warrants issued pursuant to this rights offering will occur if such price of such exercise is lower than the pro forma net book value of the underlying share at the date of exercise. The percentage of such dilution will significantly depend on the difference between the exercise price and the pro forma net book value of the underlying shares.

Assuming for this dilution analysis that the exercise price of the new warrants is a 5% higher than the hypothetical subscription price, which is in accordance with the approval of our shareholder meeting that provided for an exercise price up to 100% of the subscription price, the following table shows the dilution resulting from the exercise price of the new warrants and corresponding issuance of common shares (before deducting expenses, fees and commissions payable by us in connection with this rights offering):

	Per Common Share	Per ADS[1]
Hypothetical subscription price	Ps.7.85	US$	24.93

Exercise price of the warrants	8.24		26.17
Pro forma net book value after this offering and before the exercise of the warrants	4.42		14.03
Increase in pro forma net book value attributable to the issuance of warrants	0.41		1.30
Pro forma net book value after this offering and after the exercise of the warrants	4.83		15.33

Dilution (increase) in pro forma net book value of the warrants	3.42		10.85
Percentage of dilution (increase) of the issuance of the warrants	41.45%		41.45%

(1)	Converted into U.S. dollars at the exchange rate quoted by the Central Bank for December 31, 2007 which was Ps.3.1490 = US$1.00.

Dilution of shareholders not participating in this offering

Dilution due to subscriptions for common shares and ADSs in this offering, and new warrants offered in this offering

Existing holders of our common shares and ADS holders who do not exercise their common share rights and the ADS rights, respectively, in the rights offering will have their ownership interests reduced such that a holder of our common shares who held ten percent of our capital stock before this rights offering will be reduced to holding 6.41% percent after the issuance of new common shares pursuant to this rights offering and 5.72% after the exercise of the warrants granted as a result of the exercise of the common share rights and the ADS rights.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of income data for the six months ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of income data for the years ended June 30, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2006 and 2007 have been derived from our consolidated financial statements included elsewhere in this prospectus. The consolidated financial statements as of June 30 2006 and 2007 and for the three years in the period ended June 30, 2007 have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm. The selected consolidated income statement data for the years ended June 30, 2003 and 2004 and the selected consolidated balance sheet data as of June 30, 2003, 2004 and 2005 have been derived from our Annual Report on Form 20-F for the year ended June 30, 2007 which is incorporated by reference herein.

Effective July 1, 2006, we adopted RT No. 22 which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. The adoption of RT No. 22 did not have a significant impact in our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we disclose certain components of our costs as separate line items in the income statement. Adoption of RT No. 22 did not result in any change to our consolidated gross profit for any of the periods presented.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2006 and 2005. However, such a departure has not had a material effect on the consolidated financial statements as of those dates. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

As of December 31, 2007, we owned a 34.6% equity interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”). In compliance with Rule 3-09 of Regulation S-X, also contained in this prospectus are the audited consolidated financial statements of IRSA as of June 30, 2006 and 2007 and for the years ended June 30, 2005, 2006 and 2007. This prospectus also includes IRSA’s unaudited consolidated financial statements as of and for the six-month periods ended December 31, 2006 and 2007.

Selected Consolidated Financial and Other Information for Cresud

	As of and for the year ended June 30,						As of and for the three months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
INCOME STATEMENT DATA
Argentine GAAP
Production income:
Crops	24,883,609	24,369,232	44,052,970	37,005,907	72,426,012	22,992,385	6,586,411	12,840,230	4,077,558
Beef cattle	16,584,204	20,637,512	19,993,923	20,452,655	19,462,410	6,178,543	11,125,808	13,528,391	4,296,091
Milk	2,414,992	3,191,948	3,463,144	7,892,462	10,911,397	3,463,936	5,478,723	9,339,925	2,965,997

Total production income	43,882,805	48,198,692	67,510,037	65,351,024	102,799,819	32,634,864	23,190,942	35,708,546	11,339,646
Cost of production:
Crops	(18,770,450)	(17,616,790)	(34,463,844)	(35,799,706)	(52,401,684)	(16,635,455)	(8,007,741)	(10,454,611)	(3,319,978)
Beef cattle	(8,813,155)	(15,112,209)	(17,012,337)	(18,780,372)	(15,050,438)	(4,777,917)	(8,258,522)	(9,746,041)	(3,094,964)
Milk	(1,483,172)	(1,307,962)	(2,094,975)	(5,845,360)	(8,476,391)	(2,690,918)	(3,537,970)	(6,252,352)	(1,985,504)

Total cost of production	(29,066,777)	(34,036,961)	(53,571,156)	(60,425,438)	(75,928,513)	(24,104,290)	(19,804,233)	(26,453,004)	(8,400,446)
Gross income from production	14,816,028	14,161,731	13,938,881	4,925,586	26,871,306	8,530,574	3,386,709	9,255,542	2,939,200
Sales:
Crops	50,167,010	26,838,376	30,893,216	61,659,566	53,401,376	16,952,818	13,239,915	35,118,126	11,152,152
Beef cattle	20,566,175	27,723,604	36,826,885	33,713,479	31,966,582	10,148,121	15,400,961	14,697,505	4,667,356
Milk	2,414,992	3,191,948	3,463,144	7,892,462	9,730,929	3,089,184	4,603,474	8,958,759	2,844,954
Feed lot	4,453,320	7,120,335	2,129,838	2,721,377	3,102,229	984,835	3,102,229	—	—
Other	1,985,004	4,778,545	4,859,931	6,353,777	12,116,372	3,846,467	5,072,774	9,349,281	2,968,968

Total sales	79,586,501	69,652,808	78,173,014	112,340,661	110,317,488	35,021,425	41,419,353	68,123,671	21,633,430
Cost of sales:
Crops	(47,129,107)	(23,941,415)	(30,460,110)	(53,286,035)	(50,434,966)	(16,011,100)	(13,761,324)	(32,477,083)	(10,313,459)
Beef cattle	(19,450,110)	(26,478,681)	(35,810,780)	(32,993,523)	(30,272,710)	(9,610,384)	(14,732,739)	(13,518,741)	(4,293,027)
Milk	(2,414,992)	(3,191,948)	(3,463,144)	(7,892,462)	(9,730,929)	(3,089,184)	(4,603,474)	(8,958,759)	(2,844,954)
Feed lot	(4,193,288)	(6,185,771)	(1,855,278)	(2,318,102)	(2,823,865)	(896,465)	(2,784,316)	—	—
Other	(1,387,411)	(1,196,060)	(1,546,204)	(2,093,332)	(5,870,058)	(1,863,510)	(1,519,840)	(4,868,595)	(1,546,077)

Total cost of sales	(74,574,908)	(60,993,875)	(73,135,516)	(98,583,454)	(99,132,528)	(31,470,644)	(37,401,693)	(59,823,178)	(18,997,516)

Gross income from sales	5,011,593	8,658,933	5,037,498	13,757,207	11,184,960	3,550,781	4,017,660	8,300,493	2,635,914
Gross profit	19,827,621	22,820,664	18,976,379	18,682,793	38,056,266	12,081,354	7,404,369	17,556,035	5,575,114
Selling expenses	(6,115,048)	(5,740,115)	(6,599,566)	(10,151,452)	(9,971,891)	(3,165,680)	(2,639,664)	(5,069,107)	(1,609,751)
Administrative expenses	(4,567,091)	(4,957,250)	(7,271,279)	(11,560,307)	(16,628,088)	(5,278,758)	(8,550,529)	(9,000,360)	(2,858,164)
Net gain on sale of farms	4,869,484	1,668,751	19,987,989	9,897,186	22,255,710	7,065,305	—	3,233,104	1,026,708
Gain from recognition of other assets at net realizable value	—	—	—	—	—	—	—	17,424,454	5,533,329
Unrealized gain on inventories
Beef cattle	12,402,776	2,236,255	11,620,779	2,847,711	5,102,943	1,619,982	1,469,238	2,657,122	843,799
Crops	1,590,397	1,783,574	(456,710)	1,391,209	(805,910)	(255,844)	1,935,168	(4,389,461)	(1,393,922)
Operating income	28,008,139	17,811,879	36,257,592	11,107,140	38,009,030	12,066,359	(381,418)	22,411,787	7,117,112
Financial results, net	(11,065,223)	(18,969)	63,751,386	12,373,958	(10,457,994)	(3,319,998)	(4,343,286)	(7,275,790)	(2,310,508)
Gain on equity investees	67,706,143	26,669,884	28,087,632	22,140,997	40,198,825	12,761,532	22,953,379	9,005,199	2,859,701
Other expense, net	(2,091,884)	(363,761)	(5,065,386)	(3,367,594)	(4,250,800)	(1,349,460)	(1,205,586)	(2,413,581)	(766,460)
Management fee	(7,224,996)	(3,567,003)	(8,533,213)	(3,836,470)	(5,484,697)	(1,741,174)	(2,108,111)	(1,582,959)	(502,686)
Income before income tax and minority interest	75,332,179	40,532,030	114,498,011	38,418,031	58,014,364	18,417,258	14,914,978	20,144,656	6,397,160
Income tax expense	(10,531,263)	(8,570,269)	(37,787,594)	(5,431,831)	(8,375,095)	(2,658,760)	2,140,134	(5,631,806)	(1,788,443)
Minority interest	224,045	141,261	88,501	(102,924)	(277,000)	(87,937)	(16,557)	(40,194)	(12,764)
Net income	65,024,961	32,103,022	76,798,918	32,883,276	49,362,269	15,670,562	17,038,555	14,472,656	4,595,953

U.S. GAAP
Total sales	71,878,218	62,179,287	75,582,982	105,371,504	104,493,979	33,172,692
Total cost of sales	(50,578,787)	(40,330,843)	(52,000,895)	(83,441,671)	(62,333,457)	(19,788,399)
Gross profit	21,299,431	21,848,444	23,582,087	21,929,833	42,160,522	13,384,293

	As of and for the year ended June 30,						As of and for the three months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
Administrative expenses	(9,025,339)	(4,561,060)	(16,466,503)	(14,298,716)	(21,878,033)	(6,945,407)
Operating income	6,159,044	11,547,269	516,018	(2,520,335)	10,346,605	3,284,637
Financial results, net	(27,336,810)	(8,998,813)	54,964,547	2,017,841	(18,181,646)	(5,771,951)
Gain on equity investees	67,342,113	3,455,098	47,201,959	21,758,975	40,562,309	12,876,923
Income before income tax and minority interest	48,941,947	7,197,759	117,631,326	27,864,275	50,856,515	16,144,925
Income tax expense	(2,646,951)	(3,945,940)	(31,025,373)	(272,575)	(1,244,203)	(394,985)
Minority interest	83,008	35,483	88,501	(102,924)	(277,000)	(87,937)
Net income	46,378,004	3,287,302	86,694,454	27,488,776	49,335,312	15,662,003

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	23,363,232	14,624,161	74,446,153	32,221,149	86,772,082	27,546,693	22,846,991	7,231,016	2,296,290
Inventories	23,305,421	35,441,885	46,293,640	28,932,135	52,460,289	16,654,060	49,476,568	92,485,202	29,369,705
Trade and other receivables, net	13,639,837	24,221,264	32,002,331	33,829,580	77,542,466	24,616,656	26,902,554	58,098,594	18,449,855
Other Assets	—	—	—	—	—	—	—	19,802,484	6,288,499

Non-current assets:
Other receivables	672,817	101,758	6,480,334	36,005,292	43,236,560	13,725,892	41,210,720	38,589,842	12,254,634
Inventories	37,796,987	44,740,030	53,223,179	62,712,423	68,345,438	21,696,964	66,616,712	71,183,737	22,605,188
Investments	338,604,025	393,382,176	394,899,782	505,423,985	541,328,760	171,850,400	520,682,569	759,183,241	241,087,088
Negative goodwill, net	(19,347,598)	(25,869,346)	(30,430,822)	(76,825,838)	(67,306,386)	(21,367,107)	(72,145,013)	(134,678,152)	(42,768,546)
Property and equipment, net	150,932,466	160,026,473	166,497,596	224,775,512	245,919,561	78,069,702	236,440,473	255,890,648	81,260,923
Intangible assets, net	369,637	—	—	23,581,646	23,581,646	7,486,237	23,581,646	23,581,646	7,488,614

Total assets	569,336,824	646,668,401	743,412,193	870,655,884	1,071,880,416	340,279,497	915,613,220	1,191,368,258	378,332,251

Current liabilities:
Trade accounts payable	8,002,449	10,840,177	17,894,529	26,438,528	30,935,851	9,820,905	38,330,776	41,017,073	13,025,428
Short-term debt	1,425,499	8,090,261	11,499,782	66,421,573	122,749,734	38,968,169	139,817,661	217,809,995	69,167,988
Other liabilities, taxes, expenses, salaries and social security payable	7,158,058	10,370,898	36,585,829	9,048,990	14,006,121	4,446,388	9,532,913	21,584,718	6,854,467
Non-current liabilities:
Long-term debt	137,995,607	125,920,201	114,798,751	99,550,449	27,085,386	8,598,535	25,988,936	2,093,796	664,908
Taxes payable	22,749,374	26,213,217	39,285,385	42,770,882	51,312,237	16,289,599	40,516,058	56,945,343	18,083,628

Total liabilities	177,330,987	181,434,754	220,064,276	244,230,422	246,089,329	78,123,596	254,186,344	339,450,925	107,796,419
Minority interest	206,712	65,451	276,947	559,871	836,872	265,674	576,428	934,075	296,626
Shareholders’ equity	391,799,125	465,168,196	523,070,970	625,865,591	824,954,215	261,890,227	660,850,448	850,983,258	270,239,205

U.S. GAAP
Non-current assets:
Inventories	11,158,969	14,371,493	16,950,827	26,348,869	32,297,175	10,253,071
Investments	206,463,936	236,526,965	289,309,184	444,010,858	597,100,979	189,555,866
Total assets	423,698,035	478,020,170	625,764,749	843,456,953	1,158,910,758	367,908,177

Non-current liabilities:
Long-term debt	82,925,903	76,346,451	74,810,412	69,708,185	4,722,857	1,499,320
Taxes payable	54,668,735	53,809,128	60,714,471	59,020,118	60,586,895	19,233,935
Total liabilities	151,247,284	155,443,201	199,627,882	228,821,956	233,001,458	73,968,717
Shareholders’ equity	272,349,817	322,511,158	425,859,920	614,066,773	925,072,428	293,673,787

CASH FLOW DATA
Argentine GAAP
Net cash provided by (used in) operating activities	12,435,796	(280,751)	(10,100,935)	(21,470,041)	(56,140,794)	(17,822,474)	(5,817,210)	(11,191,401)	(3,553,954)

	As of and for the year ended June 30,						As of and for the three months ended December 31,
	2003(1)	2004	2005	2006	2007	2007(2)	2006	2007	2007(2)
	(in Ps., except for ratios)					(in US$, except for ratios)	(in Ps., except for ratios)		(in US$, except for ratios)
							(unaudited)
Net cash provided by (used in) investing activities	(200,614,009)	(25,089,388)	62,734,033	(110,865,934)	(866,877)	(275,199)	(10,501,262)	(136,718,341)	(43,416,431)
Net cash provided by (used in) financing activities	165,644,376	16,670,247	1,691,457	92,250,539	115,813,757	36,766,272	10,288,190	68,982,621	21,906,199

U.S. GAAP(9)
Net cash (used in) provided by operating activities	14,521,304	(13,156,027)	54,735,816	(3,839,611)	(62,359,968)	(19,796,815)
Net cash (used in) provided by investing activities	(194,782,124)	(12,983,501)	(1,918,881)	(133,000,622)	5,295,891	1,681,235
Net cash provided by (used in) financing activities	165,644,376	16,670,247	1,691,457	92,250,539	115,813,757	36,766,272
Effects of exchange rate changes	(13,656,319)	1,272,280	(183,837)	4,504,528	56,406	17,907
Effects of inflation accounting	4,863,453	—	—	—	—	—

OTHER FINANCIAL DATA						—
Argentine GAAP
Basic net income per share(3)	0.54	0.23	0.49	0.19	0.20	0.06	0.08	0.05	0.01
Diluted net income per share(4)	0.19	0.13	0.25	0.13	0.16	0.05	0.06	0.05	0.01
Basic net income per ADS(3)(5)	5.40	2.30	4.90	1.93	2.00	0.63	0.77	0.46	0.15
Diluted net income per ADS(4)(5)	1.90	1.30	2.50	1.32	1.60	0.51	0.57	0.46	0.15
Weighted – average number of common shares outstanding	121,388,429	137,137,783	155,343,629	170,681,455	247,149,373		221,502,597	313,743,488	313,743,488
Weighted – average number of common shares outstanding plus assumed conversion(6)	246,526,666	321,214,392	321,214,392	321,214,392	321,214,392		321,214,392	313,743,488	313,743,488
Dividends paid(7)	1.50	3.00	10.00	5.50	8.25	3.00	—	—	—
Dividends per share	0.012	0.020	0.059	0.024	0.026	0.008	—	—	—
Dividends per ADS(5)	0.12	0.20	0.59	0.24	0.26	0.08	—	—	—
Depreciation and amortization	3,825,546	3,937,141	4,169,139	5,112,088	4,333,122	1,375,594	2,155,559	2,384,843	757,333
Capital expenditures(8)	31,129,070	15,189,386	25,959,614	55,770,620	29,326,622	9,310,039	13,844,652	14,051,592	4,462,239
Gross margin(10)	45.2%	47.3%	28.1%	28.6%	37.0%	37.0%	31.9%	49.2%	49.2%
Operating margin(11)	63.8%	37.0%	53.7%	17.0%	37.0%	37.0%	(1.6)%	62.8%	62.8%
Net margin(12)	148.2%	66.6%	113.8%	50.3%	48.0%	48.0%	73.5%	40.5%	40.5%

Ratio of current assets to current liabilities	3.64	2.54	2.31	0.93	1.29	1.29	0.53	0.63	0.63
Ratio of shareholders’ equity to total liabilities	2.21	2.56	2.38	2.56	3.35	3.35	2.60	2.51	2.51
Ratio of non current assets to total assets	0.89	0.89	0.79	0.89	0.80	0.80	0.89	0.85	0.85

U.S. GAAP
Basic net income per share(3)	0.38	0.02	0.56	0.16	0.20	0.06
Diluted net income per share(4)	0.19	0.02	0.34	0.15	0.18	0.06
Basic net income per ADS(3)(5)	3.80	0.24	5.58	1.61	2.00	0.63
Diluted net income per ADS(4)(5)	1.90	0.24	3.38	1.54	1.80	0.57
Weighted average number of common shares outstanding	121,388,429	137,137,783	155,343,629	170,681,455	247,149,373
Weighted average number of common shares outstanding plus assumed conversion(6)	194,235,230	137,137,783	283,140,627	282,836,274	308,253,058
Gross margin(10)	29.6%	35.1%	31.2%	20.8%	40.3%	40.3%
Operating margin(11)	8.6%	18.6%	0.7%	(2.4%)	9.9%	9.9%
Net margin(12)	64.5%	5.3%	114.7%	26.1%	47.2%	47.2%

(1)	We have complied with the Comisión Nacional de Valores’ resolution in connection with the discontinuance of inflation accounting and accordingly have recorded the effects of inflation until February 28, 2003. We have restated comparative figures until that date. In addition, in fiscal year 2003, as required by Argentine GAAP, we restated the prior year’s financial statements to give retroactive effect to new accounting standards adopted in that year, except for certain valuation and disclosure criteria that in accordance with the transition provisions were applied prospectively. See notes 2.d and 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for December 31, 2007 which was Ps.3.149 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.”
(3)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(4)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes. See Notes 13 and 17.II.f) to our audited consolidated financial statements included elsewhere in this prospectus for details on the computation of earning per share under Argentine GAAP and U.S. GAAP, respectively.
(5)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(6)	Assuming (i) conversion into common shares of all of our outstanding convertible notes due 2007 and (ii) exercise of all outstanding warrants to purchase our common shares. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. During the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively, increasing our capital stock to 320,774,772 issued and outstanding shares. As of the date of this prospectus, there are no additional outstanding warrants or convertible notes to acquire our shares.
(7)	On October 10, 2007, our shareholders held their ordinary annual meeting at which the payment of a cash dividend of Ps.8.25 million was approved.
(8)	Includes the purchase of farms and other property and equipment.
(9)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 17.II.e) to our audited consolidated financial statements included elsewhere in this prospectus for details of the differences in classifications affecting the categories of cash flows.
(10)	Gross profit divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.
(11)	Operating income divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.
(12)	Net income divided by the sum of production income, except for information under U.S. GAAP, where the ratio is gross profit divided by sales.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION FOR IRSA

The following table presents IRSA’s selected consolidated financial and other information as of and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with IRSA’s audited consolidated financial statements and the notes thereto and “IRSA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated income statement data for the six months ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2007 have been derived from IRSA’s unaudited consolidated financial statements as of December 31, 2007 and for the six months ended December 31, 2006 and 2007 included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2006 have been derived from IRSA’s unaudited interim consolidated financial statements as of December 31, 2005 and 2006 which are not included in this prospectus. The selected consolidated income statement data for the fiscal years ended June 30, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of June 30, 2006 and 2007 have been derived from IRSA’s audited consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007 included elsewhere in this prospectus.

The selected consolidated income statement data for the year ended June 30, 2004 and the selected consolidated balance sheet data as of June 30, 2005 have been derived from IRSA’s consolidated financial statements as of June 30, 2005 and 2006 and for the three years in the period ended June 30, 2006 which are not included in this prospectus. We have made certain reclassifications to the consolidated financial statements as of June 30, 2005 and 2006 and for the three years in the period ended June 30, 2006, as originally issued, to conform to the consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included elsewhere in this prospectus.

The selected consolidated income statement data for the year ended June 30, 2003 and the selected consolidated balance sheet data as of June 30, 2004 have been derived from IRSA’s consolidated financial statements as of June 30, 2004 and 2005 and for the three years in the period ended June 30, 2005 which are not included in this prospectus. We have made certain reclassifications to the consolidated financial statements as of June 30, 2004 and 2005 and for the three years in the period ended June 30, 2005, as originally issued, to conform to the consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included elsewhere in this prospectus.

The selected consolidated balance sheet data as of June 30, 2003 have been derived from IRSA’s consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004 which are not included in this prospectus. The accountants’ report on the consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004, stated that IRSA had a significant investment in Banco Hipotecario which represented approximately 7.3% of IRSA’s total consolidated assets as of June 30, 2004 and further stated that the accountants´ report of the consolidated financial statements of Banco Hipotecario (which IRSA accounted for under the equity method of accounting) included an explanatory paragraph describing that the quality of Banco Hipotecario’s financial condition and results of operations depended to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Further, the accountants’ report described that the political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis had a significant adverse effect on Banco Hipotecario’s business activity and that Banco Hipotecario was significantly dependent on the Argentine government’s ability to perform its obligations to Banco Hipotecario, and to the entire financial and banking system in Argentina, in connection with federal secured loans, federal government securities and on its obligations to approve and deliver government securities under various laws and regulations. The accountants’ report stated that these uncertainties could have had an adverse effect in the valuation of the investment in Banco Hipotecario. We have made certain reclassifications to Banco Hipotecario’s consolidated financial statements as of June 30, 2003 and 2004 and for the three years in the period ended June 30, 2004, as originally issued, to conform to its consolidated financial statements as of June 30, 2006 and 2007 and for the three years in the period ended June 30, 2007, included elsewhere in this prospectus.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to IRSA’s fiscal years ended June 30 of each such year.

IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans, and this prospectus also incorporates by reference our Form 20-F which includes Banco Hipotecario’s consolidated financial statements as of June 30, 2006 and 2007 and for the twelve months ended June 30, 2005, 2006 and 2007. Banco Hipotecario maintains its financial books and records in pesos and prepares its financial statements in conformity with the Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank accounting rules”). These rules differ in certain significant respects from Argentine GAAP. A narrative description of significant differences between Central Bank accounting rules and Argentine GAAP are set forth in Note 6 to Banco Hipotecario’s audited consolidated financial statements included in our annual report on Form 20-F for the year ended June 30, 2007 which is incorporated by reference herein. Central Bank accounting rules and Argentine GAAP also differ in certain significant aspects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in such consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 37 to Banco Hipotecario’s audited consolidated financial statements for a description of the principal differences between Central Bank accounting rules and U.S. GAAP as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income and shareholders’ equity.

Selected Consolidated Financial and Other Information for IRSA

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
INCOME STATEMENT DATA
Argentine GAAP
Revenues:
Development and sale of properties	46,616	30,257	32,311	103,966	75,751	24,056	30,753	63,011	20,010
Office and other non-shopping center rental properties	17,770	15,144	19,431	30,565	55,683	17,683	22,989	44,823	14,234
Shopping centers	88,819	113,216	165,529	215,003	270,266	85,826	133,224	172,567	54,801
Credit card operations	24,935	30,034	64,558	122,969	212,965	67,629	89,296	139,901	44,427
Hotel operations	57,730	71,295	87,120	103,763	122,681	38,959	62,651	75,974	24,126
Financial operations and others	625	859	940	1,414	1,410	448	1,418	340	108

Total revenues	236,495	260,805	369,889	577,680	738,756	234,600	340,331	496,616	157,706
Costs	(154,667)	(147,416)	(168,074)	(243,831)	(311,647)	(98,967)	(142,749)	(209,659)	(66,580)
Gross profit (loss):
Development and sale of properties	89	4,408	14,769	49,766	17,928	5,693	(73)	15,594	4,952
Office and other non-shopping center rental properties	8,677	6,871	11,685	21,578	38,984	12,380	18,303	29,809	9,466
Shopping centers	30,061	52,734	95,748	137,621	179,154	56,892	94,167	124,082	39,404
Credit card operations	16,605	18,069	41,456	79,036	136,714	43,415	55,553	82,831	26,304
Hotel operations	26,357	31,246	38,196	45,792	53,721	17,060	28,968	34,554	10,973
Financial operations and others	39	61	(39)	56	608	193	664	87	28

Total gross profit	81,828	113,389	201,815	333,849	427,109	135,633	197,582	286,957	91,126
Gain from recognition of inventories at net realizable value	—	—	17,317	9,063	20,737	6,585	6,965	1,382	439
Selling expenses	(28,555)	(21,988)	(36,826)	(60,105)	(113,709)	(36,110)	(43,034)	(61,382)	(19,493)
Administrative expenses	(46,493)	(51,400)	(70,670)	(96,882)	(141,427)	(44,912)	(62,333)	(85,376)	(27,112)
Gain on purchasers’ rescissions of sales	9	—	—	—	—	—	—	—	—
Net (loss) income from retained interest in securitized receivables	(4,077)	261	423	2,625	3,254	1,033	5,514	320	102
Gain from operations and holdings of real estate assets, net	21,507	63,066	27,938	12,616	2,568	815	—	—	—
Operating income (loss):

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
Development and sale of properties	2,262	183	20,566	44,277	6,177	1,962	(2,889)	4,164	1,322
Office and other non-shopping center rental properties	1,688	29,685	13,220	11,862	19,626	6,232	10,424	17,481	5,551
Shopping centers	18,709	58,771	81,638	105,583	124,832	39,642	68,732	94,813	30,109
Credit card operations	(4,616)	4,490	13,546	24,836	32,636	10,364	17,775	13,823	4,390
Hotel operations	6,176	10,138	11,066	14,552	14,653	4,653	9,988	11,533	3,662
Financial operations and others	—	61	(39)	56	608	193	664	87	28

Total operating income	24,219	103,328	139,997	201,166	198,532	63,046	104,694	141,901	45,062
Amortization of goodwill	(6,631)	(2,904)	(1,663)	(1,080)	(1,472)	(467)	(498)	616	196
(Loss) gain on equity investees	(14,701)	26,653	67,207	41,657	40,026	12,711	15,034	(9,066)	(2,879)
Financial results, net	315,645	12,203	(11,848)	(40,926)	4,099	1,302	12,305	(54,853)	(17,419)
Other income (expenses), net	96	(12,856)	(14,089)	(18,263)	(14,100)	(4,478)	(6,327)	(4,500)	(1,429)
Income before taxes and minority interest	318,628	126,424	179,604	182,554	227,085	72,113	125,208	74,098	23,531
Income tax and minimum presumed income tax	3,529	(25,720)	(53,207)	(58,791)	(87,539)	(27,799)	(37,878)	(46,451)	(14,751)
Minority interest	(35,712)	(12,842)	(23,152)	(27,190)	(32,449)	(10,305)	(21,210)	(21,863)	(6,943)
Net income	286,445	87,862	103,245	96,573	107,097	34,010	66,120	5,784	1,837

U.S. GAAP
Revenues	280,690	327,424	426,499	621,012	867,452	275,469	—	—	—
Costs	(208,149)	(216,742)	(235,341)	(321,788)	(413,957)	(131,457)	—	—	—
Gross profit	72,541	110,682	191,158	299,224	453,495	144,012	—	—	—
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—
Selling expenses	(28,555)	(23,937)	(36,255)	(66,278)	(104,997)	(33,343)	—	—	—
Administrative expenses	(50,139)	(57,928)	(77,451)	(97,956)	(142,714)	(45,320)	—	—	—
Gain on purchasers’ rescissions of sales	9	—	—	—	—	—	—	—	—
Net income (loss) from retained interest in securitized receivables	1,392	(1,526)	4,591	(12,274)	(115)	(37)	—	—	—
Operating (loss) income	(4,752)	27,291	82,043	121,716	205,669	65,312	—	—	—
(Loss) gain on equity investees	(5,621)	(20,161)	138,560	64,697	42,957	13,641	—	—	—
Financial results, net	265,753	21,195	(31,072)	(50,854)	(43,705)	(13,879)	—	—	—
Other incomes (expenses), net	9,880	(4,026)	(10,271)	(7,338)	(13,433)	(4,266)	—	—	—
Income before taxes and minority interest	265,260	24,299	179,259	128,221	191,488	60,808	—	—	—
Income tax and minimum presumed income tax	3,020	(12,528)	(34,747)	(18,678)	(39,176)	(12,441)	—	—	—
Minority interest	(33,154)	(8,946)	(15,114)	(19,597)	(49,090)	(15,589)	—	—	—
Net income	235,126	2,825	129,398	89,946	103,222	32,778	—	—	—

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	232,001	163,900	211,934	233,438	856,707	272,057	288,741	575,100	182,629
Inventories	23,854	29,711	99,811	162,110	256,203	81,360	141,765	156,204	49,604
Mortgages and lease receivables, net	39,181	37,267	73,246	147,955	212,065	67,344	219,014	253,336	80,450
Non-current investments(3)	412,789	519,499	542,863	647,981	673,273	213,805	618,534	692,542	219,924
Fixed assets, net	1,235,223	1,274,675	1,445,551	1,413,212	2,027,311	643,795	1,682,841	2,340,503	743,253
Total current assets	297,476	261,651	389,735	481,788	1,175,790	373,385	583,165	982,900	312,131

Total assets	2,081,956	2,208,326	2,524,426	2,740,121	4,144,899	1,316,259	3,099,306	4,155,974	1,319,776
Short-term debt(4)	96,159	143,126	130,728	142,140	214,193	68,019	409,607	87,619	27,824

Total current liabilities	188,738	256,022	310,977	419,228	652,082	207,076	756,968	558,219	177,269
Long-term debt(5)	592,104	468,807	422,412	295,282	1,222,423	388,194	228,129	1,099,243	349,077
Total non-current liabilities	629,988	522,213	515,381	385,138	1,395,693	443,218	350,768	1,263,996	401,396
Minority interest	454,044	470,237	445,839	449,989	450,410	143,033	414,993	458,672	145,656
Shareholders’ equity	809,186	959,854	1,252,229	1,485,766	1,646,714	522,932	1,576,577	1,875,087	595,455

U.S. GAAP
Cash and banks and current investments	231,293	163,435	212,855	233,032	856,318	271,933	—	—	—
Inventories	23,584	25,374	46,702	61,720	160,961	51,115	—	—	—
Mortgages and lease receivables, net	39,181	37,267	72,577	145,718	205,267	65,185	—	—	—
Other receivables and prepaid expenses	80,799	127,114	113,395	131,502	241,656	76,741	—	—	—
Non-current investments(3)	281,583	327,883	436,063	599,679	590,646	187,566	—	—	—
Fixed assets, net	1,221,859	1,230,020	1,392,626	1,360,136	1,912,457	607,322	—	—	—
Intangible assets, net	1,629	666	712	468	22,226	7,058	—	—	—
Total current assets	313,595	270,883	386,051	471,053	1,183,147	375,721	—	—	—

Total assets	1,874,299	1,923,456	2,291,808	2,503,812	3,997,217	1,269,361	—	—	—
Trade accounts payable	30,432	46,414	68,372	136,362	293,522	93,211	—	—	—
Other liabilities	40,382	46,524	90,106	94,655	101,764	32,316	—	—	—
Short-term debt (4)	83,217	135,661	111,994	120,172	216,829	68,856	—	—	—

Total current liabilities	202,679	260,521	314,939	431,422	669,983	212,761	—	—	—
Long-term debt (5)	600,616	465,099	413,812	298,570	1,225,212	389,080	—	—	—
Total non-current liabilities	801,806	696,791	698,344	558,951	1,603,747	509,288	—	—	—
Minority interest	367,012	378,404	357,062	355,385	366,381	116,348	—	—	—
Shareholders’ equity	502,803	587,740	921,718	1,158,364	1,358,739	431,483	—	—	—

CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	93,945	74,691	93,490	194,685	163,099	51,794	93,615	114,916	36,493
Net cash used in investing activities	(40,603)	(97,186)	(126,682)	(136,567)	(510,774)	(162,202)	(209,172)	(359,528)	(114,172)

	As of and for the year ended June 30,						As of and for the six months ended December 31,
	2003	2004	2005	2006	2007	2007(1)	2006	2007	2007(1)
		(in thousands Ps.(2), except ratios)				(in thousands US$, except ratios)	(in thousands Ps.(2), except ratios)		(in thousands US$, except ratios)
							(unaudited)
Net cash provided by (used in) financing activities	109,439	(47,649)	52,868	(36,767)	892,258	283,346	143,972	(21,129)	(6,710)

U.S. GAAP(6)
Net cash provided by operating activities	55,135	92,378	105,655	192,589	111,936	35,547	—	—	—
Net cash used in investing activities	(52,260)	(105,061)	(141,746)	(128,687)	(470,318)	(149,355)	—	—	—
Net cash provided by (used in) financing activities	109,439	(47,649)	52,868	(36,767)	900,907	286,093	—	—	—
Effect of exchange rate changes on cash and cash equivalents	51,743	(8,081)	2,899	(5,784)	2,058	654	—	—	—
Effect of inflation accounting	(1,472)	—	—	—	—	—	—	—	—

OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(7)	10,991	26,908	79,997	116,201	428,026	135,924	247,152	362,530	115,125
Depreciation and amortization(8)	69,437	65,491	74,091	80,979	96,996	30,802	41,490	58,560	18,596
Ratio of current assets to current liabilities	1.576	1.022	1.253	1.149	1.803	1.803	0.770	1.761	1.761
Ratio of shareholders’ equity to total liabilities	0.988	1.233	1.515	1.847	0.804	0.804	1.423	1.029	1.029
Ratio of non-current assets to total assets	0.857	0.882	0.846	0.824	0.716	0.716	0.812	0.763	0.763
Working capital(9)	108,738	5,629	78,758	62,560	523,708	166,309	(173,803)	424,681	134,862

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for December 31, 2007 which was Ps.3.149 per US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls”. Sums may not total due to rounding.
(2)	In thousands of constant Pesos of December 31, 2007. Includes adjustment for inflation through February 28, 2003. Sums may not total due to rounding.
(3)	Includes IRSA’s 11.8% investment in Banco Hipotecario and IRSA’s investments in undeveloped parcels of land.
(4)	Includes short-term debt (including the current portion of seller financing) and current mortgages payable.
(5)	Includes long-term debt (including the non-current portion of seller financing) and non-current mortgages payable.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 28 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus for details of the differences in classifications affecting the categories of cash flows.
(7)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers.
(8)	Corresponds to depreciation and amortization included in operating income.
(9)	Working capital is calculated by subtracting consolidated current liabilities from consolidated current assets.

CRESUD’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Consolidated Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this prospectus.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2005, 2006 and 2007 relate to the fiscal years ended June 30, 2005, 2006 and 2007, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to our audited consolidated financial statements set forth elsewhere herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Effects of Devaluation and Economic Crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply. However, during 2003, certain signs of economic recovery appeared and have continued from 2004 through 2007.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% compared to 2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003, the economy began to recover, closing the year with year on year growth of 11.7%. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003 and during 2005 the economy also expanded strongly at a rate of 9.2%. During 2006 and 2007 Argentine economy, in terms of GDP, continued to grow at an annual rate of 8.5%.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later President Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps.1.4 to US$1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse effect on our financial position and the results of our operations in fiscal year 2002 mainly through its effects in IRSA which was partially offset during fiscal year 2004, 2005 and 2006.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of external debt. The official offer for the sovereign debt exchange obtained very good results and was supported by 76.07% of its creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2% which exceeds any remission recorded in any other debt restructuring process in other countries. This significant achievement represented an opportunity for the country to recover reliability internationally and gave way to an economic context of higher feasibility. On the other hand, in February 2006, the government paid the total debt to the International Monetary Fund (“IMF”) through the payment of US$9.530 million, reducing significantly the sovereign debt of the country.

This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility which in turn will encourage the concretion of future investments.

Factors Affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As a part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

Our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Others segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from (i) the sale of crops, milk and live beef cattle, (ii) cattle feed lot operations, (iii) leasing of our farms to third parties and (iv) commodity brokerage activities.

Sales. We recognize revenue on sales of crops, milk and beef cattle when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. We recognize revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities as services are performed.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the accrual method of accounting and do not recognize such sales until (i) the sale is consummated, (a sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (a) its composition and (b) its size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Critical Accounting Policies

In connection with the preparation of our consolidated financial statements included in this prospectus, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ significantly from those estimated under different variables, assumptions or conditions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•	investments in affiliates;

•	impairment of long-lived assets;

•	intangible assets – concession rights;

•	derivative instruments; and

•	deferred income tax.

Investments in affiliates

We use the equity method of accounting for investments in affiliates in which we have significant influence (including both IRSA and BrasilAgro). Critical accounting policies of these affiliates include provision for allowances and contingencies, impairment of long-lived assets, accounting for debt restructuring and accounting for deferred income taxes.

As of December 31, 2007, investments in affiliates were Ps.598.6 million, representing 50.2% of our total assets.

IRSA

As of June 30, 2007, we owned approximately 25.0% of the common shares of IRSA, one of Argentina’s largest real estate companies. On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million common shares of IRSA. On September 30, 2007, we exercised 20.5 million of our IRSA warrants to acquire an additional 37.6 million common shares of IRSA for an aggregate purchase price of US$24.6 million. Additionally, on October 25, 2007, we exercised 12.5 million of our warrants to acquire an additional 22.9 million common shares of IRSA for an aggregate purchase price of US$15.0 million. After the exercise of warrants and conversion of convertible notes described above, we do not hold any additional warrants or convertible notes of IRSA. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of IRSA’s warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing IRSA’s capital stock to 578,676,460 issued and outstanding shares. As of the date of this prospectus, there are no further warrants or convertible notes to acquire IRSA’s shares. As a result of the exercise of warrants and conversion of convertible notes, our investment in IRSA’s common shares increased from 25% as of June 30, 2007 to 34.6% as of December 31, 2007.

IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders. At December 31, 2007, our investment in IRSA (including its convertible notes) represented approximately 43.2% of our total consolidated assets, and during the six months ended December 31, 2007, our gain from our investment in IRSA was Ps.7.2 million.

BrasilAgro

As of December 31, 2007, we owned 8.25% of BrasilAgro and have the ability to exercise significant influence over such company. We value our investment in BrasilAgro under the equity method of accounting because of (a) our capacity to affect the operational and financial decisions due to the fact that (i) in accordance with BrasilAgro’s by-laws, we are entitled to appoint three of BrasilAgro’s nine directors (including the president of its board of directors every other two years), (ii) three are designated by BrasilAgro’s other shareholders and (iii) the remaining three are independent directors appointed jointly by all shareholders and (b) our rights under the shareholders agreement among us, Tarpon Agro Llc, Tarpon Investimentos S.A., Cape Town LLC and Elie Horn which in the aggregate own 14.7% of BrasilAgro’s capital and voting stock as of December 31, 2007. Under the terms of this shareholders’ agreement, the signatories have agreed to vote together in shareholder meetings in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital stock and declaration of dividends, among other issues.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.
Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets which means it is presented on the balance sheet as a direct reduction from the book value of the fixed assets to arrive at the fixed asset’s carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment expense and the impairment reversal are recognized in earnings.

We believe that the accounting policy concerning the impairment of long-lived assets is a critical accounting policy, because considerable judgment is necessary to estimate future cash flows and may differ from actual results. For example, farms are non-depreciable assets, and their value could be calculated as a perpetuity (i.e., dividing the expected return of each farm by a discount rate commensurate with the market risk involved). As farming is a low-risk business we used a 6% discount rate for the purposes of the perpetuity value calculation. Even if there had been a 20% reduction in the expected return, it would not have been necessary to recognize any loss for impairment of our farm assets.

Intangible assets – concession rights

We recorded the concession from the Province of Salta received upon our acquisition Agropecuaria Cervera S.A. (“Agropecuaria Cervera”) as an amortizable intangible asset at its fair value. Concession rights will be amortized over the life of the concession which was set at 35 years, with an option to extend it for an additional 29-year period. Amortization will start as from the commencement of substantial activities.

This intangible asset will be tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its discounted future cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their estimated remaining useful lives. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested.

Derivative instruments

We record all derivative instruments as assets or liabilities on our balance sheet at fair value. We record changes in the fair value of derivatives either in income or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in current income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income.

Deferred income tax

We record income taxes using the deferred tax liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

At the end of the fiscal year there are temporary net liabilities (tax liabilities) mainly originated in the beef cattle valuation and the sale of and reimbursement in fixed assets. Management has made estimations that allow us to recognize this deferred tax.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires us to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•

the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Adoption by the Comisión Nacional de Valores of CPCECABA standards

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards became effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to:

•	changes in the impairment test of long-lived assets; and

•	changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	Effect of U.S. GAAP adjustments on our equity investment in IRSA;

•	Valuation of inventories;

•	Deferred income tax;

•	Elimination of gain on acquisition of minority interest;

•	Available-for sale securities;

•	Effect of U.S. GAAP adjustments on our equity investees excluding IRSA;

•	Accounting for stock options;

•	Accounting for convertible notes;

•	Effect of U.S. GAAP adjustments on management fee; and

•	Effect of changes in the classification of securities.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to our audited consolidated financial statements included else where in this prospectus.

Net income under Argentine GAAP for the years ended June 30, 2005, 2006 and 2007 was approximately Ps.76.8 million, Ps.32.9 million and Ps.49.4 million, respectively, compared to approximately Ps.86.7 million, Ps.27.5 million and Ps.49.3 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2007, was Ps.625.9 million and Ps.825.0 million, respectively, compared to Ps.614.1 million and Ps.925.1 million, respectively, under U.S. GAAP.

Segment Information

We are required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the consolidated statement of income.

For the years ended June 30, 2005, 2006 and 2007, our principal operations were carried out in Argentina, our country of domicile. As discussed in Note 2.f to our audited consolidated financial statements included elsewhere in this prospectus, in September 2005, we formed BrasilAgro to replicate our business strategy in Brazil. The results of this equity investee are included in our Non Operating segment.

We conduct business in five business segments, organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products:

•	Our Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers.

•	Our Beef cattle segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle, for sale to meat processors.

•	Our Milk segment consists of the production of milk for sale to dairy companies.

•	Our Feed lot segment includes our cattle feeding operation.

•	Our Others segment consists of services and leasing of our farms to third parties, and commodity brokerage activities.

Our Non Operating segment includes gains or losses from equity investees and depreciation for corporate assets. Accordingly, segment information for the fiscal years ended June 30, 2005 and 2006 includes our pro rata portion of the results of our equity interest in Cactus on a line-by-line basis due to our proportional consolidation of such results for such fiscal years. As of January 1, 2007, however, we began accounting for our investment in Cactus under the equity method of accounting. Accordingly, the segment information for the year ended June 30, 2007 includes the gain on this equity investee under the Non Operating segment.

We evaluate the performance of our business segments based on “segment gain” which constitutes gross profit less selling expenses plus unrealized gains or losses on inventories. In the column titled “Total,” total segment gain (the addition of the five operating business segments) does not include gain or loss on equity investees which is included in the Non Operating segment and is not included in the “Total” for performance evaluation purposes. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

Financial information for each segment follows:

Six months ended December 31, 2007

	Crops	Beef Cattle	Milk	Feed Lot	Others	Non operating	Total
Production income	12,840,230	13,528,391	9,339,925	—	—	—	35,708,546
Cost of production	(10,454,611)	(9,746,041)	(6,252,352)	—	—	—	(26,453,004)
Sales	35,118,126	14,697,505	8,958,759	—	9,349,281	—	68,123,671
Cost of sales	(32,477,083)	(13,518,741)	(8,958,759)	—	(4,868,595)	—	(59,823,178)
Unrealized (loss) gain on Inventories	(4,389,461)	2,762,655	(105,533)	—	—	—	(1,732,339)
Selling expenses	(3,510,297)	(908,358)	(68,883)	—	(581,568)	—	(5,069,107)
Gain on equity investees	—	—	—	—	—	9,005,199
Segment gain	(2,873,096)	6,815,411	2,913,157	—	3,899,118		10,754,589

Depreciation	(1,307,326)	(627,013)	(76,999)		(79,359)	(294,146)	(2,384,843)

Assets	255,787,771	164,794,265	33,927,435	11,402,815	2,046,797	723,409,175	1,191,368,258

Six months ended December 31, 2006

	Crops	Beef Cattle	Milk	Feed Lot	Others	Non operating	Total
Production income	6,586,411	11,125,808	5,478,723	—	—	—	23,190,942
Cost of production	(8,007,741)	(8,258,522)	(3,537,970)	—	—	—	(19,804,233)
Sales	13,239,915	15,400,961	4,603,474	3,102,229	5,072,774	—	41,419,353
Cost of sales	(13,761,324)	(14,732,739)	(4,603,474)	(2,784,316)	(1,519,840)	—	(37,401,693)
Unrealized (loss) gain on Inventories	1,935,168	1,417,078	(9,923)	62,083	—	—	3,404,406
Selling expenses	(1,603,099)	(573,579)	(38,005)	—	(424,982)	—	(2,639,664)
Gain on equity investees	—	—	—	—	—	22,953,379
Segment gain	(1,610,670)	4,379,007	1,892,826	379,996	3,127,952		8,169,111

Depreciation	(1,067,464)	(588,319)	(347,270)	(19,870)	(6,638)	(125,998)	(2,155,559)

Assets	176,865,618	136,485,232	51,347,274	4,409,482	2,534,963	543,970,651	915,613,220

Year ended June 30, 2007

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Production income	Ps.	72,426,012	Ps.	19,462,410	Ps.	10,911,397	Ps.	—	Ps.	—	Ps.	—	Ps.	102,799,819
Cost of production		(52,401,684)		(15,050,438)		(8,476,391)		—		—		—		(75,928,513)
Sales		53,401,376		31,966,582		9,730,929		3,102,229		12,116,372		—		110,317,488
Cost of sales		(50,434,966)		(30,272,710)		(9,730,929)		(2,823,865)		(5,870,058)		—		(99,132,528)
Unrealized (loss) / gain on inventories		(805,910)		4,195,377		845,483		62,083		—		—		4,297,033
Selling expenses		(7,779,324)		(1,155,190)		(78,466)		—		(958,911)		—		(9,971,891)
Gain on equity investees		—		—		—		—		—		40,198,825		—

Segment gain		14,405,504		9,146,031		3,202,023		340,447		5,287,403		—		32,381,408
Operating margin(ii)		11.4%		17.8%		15.5%		11.0%		43.6%		—		15.2%
Depreciation		(2,032,714)		(1,198,203)		(431,035)		—		(164,730)		(506,440)		(4,333,122)

Balance Sheet Data

Assets(iii)	Ps.	207,607,195	Ps.	165,295,847	Ps.	28,954,741	Ps.	11,166,028	Ps.	1,736,875	Ps.	657,119,730	Ps.	1,071,880,416

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.436,554,114 related to our equity interests in IRSA, BrasilAgro, Cactus and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

Year ended June 30, 2006

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Production income	Ps.	37,005,907	Ps.	20,452,655	Ps.	7,892,462	Ps.	—	Ps.	—	Ps.	—	Ps.	65,351,024
Cost of production		(35,799,706)		(18,780,372)		(5,845,360)		—		—		—		(60,425,438)
Sales		61,659,566		33,713,479		7,892,462		2,721,377		6,353,777		—		112,340,661
Cost of sales		(53,286,035)		(32,993,523)		(7,892,462)		(2,318,102)		(2,093,332)		—		(98,583,454)
Unrealized gain / (loss) on inventories		1,391,209		2,979,122		(144,941)		13,530		—		—		4,238,920
Selling expenses		(8,657,797)		(1,026,535)		(51,782)		(53,852)		(361,486)		–		(10,151,452)
Gain on equity investees		—		—		—		—		—		22,140,997		—

Segment gain		2,313,144		4,344,826		1,850,379		362,953		3,898,959		—		12,770,261

Operating margin(ii)		2.3%		8.0%		11.7%		13.3%		61.4%		—		7.2%
Depreciation		(2,071,636)		(1,385,720)		(540,989)		(304,637)		(78,714)		(730,392)		(5,112,088)

Balance Sheet Data

Assets(iii)	Ps.	133,840,099	Ps.	147,615,752	Ps.	20,382,880	Ps.	3,641,461	Ps.	3,903,962	Ps.	561,271,730	Ps.	870,655,884

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.391,545,431 related to our equity interests in IRSA, BrasilAgro and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables, other receivables and intangible assets.

Year ended June 30, 2005

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating(i)		Total
Income Statement Data
Production income	Ps.	44,052,970	Ps.	19,993,923	Ps.	3,463,144	Ps.	—	Ps.	—	Ps.	—	Ps.	67,510,037
Cost of production		(34,463,844)		(17,012,337)		(2,094,975)		—		—		—		(53,571,156)
Sales		30,893,216		36,826,885		3,463,144		2,129,838		4,859,931		—		78,173,014
Cost of sales		(30,460,110)		(35,810,780)		(3,463,144)		(1,855,278)		(1,546,204)		—		(73,135,516)
Unrealized (loss) / gain on inventories		(456,710)		10,160,759		1,460,020		—		—		—		11,164,069
Selling expenses		(4,789,970)		(1,542,432)		(33,263)		(3,925)		(229,976)		—		(6,599,566)
Gain on equity investees		—		—		—		—		—		28,087,632		—

Segment gain		4,775,552		12,616,018		2,794,926		270,635		3,083,751		—		23,540,882
Operating margin(ii)		6.4%		22.2%		40.4%		12.7%		63.5%		—		16.2%
Depreciation		(1,874,960)		(1,223,081)		(375,340)		(296,316)		(84,364)		(315,078)		(4,169,139)

Balance Sheet Data

Assets(iii)	Ps.	133,819,848	Ps.	140,555,289	Ps.	18,289,060	Ps.	4,198,895	Ps.	1,798,025	Ps.	444,751,076	Ps.	743,412,193

(i)	Not included in the segment gain.
(ii)	Segment gain divided by the sum of production income and sales.
(iii)	Includes Ps.258,960,447 related to our equity interests in IRSA and Agro Uranga. Remaining assets comprise cash and banks, current investments, trade account receivables and other receivables.

Cresud’s Results of Operations

Effective July 1, 2006, we adopted RT No. 22 which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production, and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have an impact in our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we break down the components of our costs as separate line items in the income statement. The adoption of RT 22 did not change our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22, gains or losses arising from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from costs of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income” in our income statement.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to costs of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” in our income statement due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 3 a) to our consolidated financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits titled Cost of Sales and Cost of Production included in Notes 18 e) and f) to our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The following terms used herein with the meanings specified:

Production Income. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are living animals or plants, such as unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets.

Cost of Production. Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales. Our sales consists of revenue on the sales of crops, milk and beef cattle. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales. Our cost of sales consists of (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Unrealized gain on inventory. Our gain from inventory holding consists of the changes in the carrying amount of biological assets between the beginning and the end of current period.

Six months ended December 31, 2007 compared to the six months ended December 31, 2006

Production Income

Production income was Ps.35.7 million for the six months ended December 31, 2007, 54.0% higher than the amount recorded for the same period in the previous year. This was primarily attributable to an increase of Ps.6.3 million in our Crops segment, an increase of Ps.3.9 million in our Milk segment, and an increase of Ps.2.4 million our Beef Cattle segment.

Crops

Production income from our Crops segment increased 95.0%, from Ps.6.6 million for the six months ended December 31, 2006 to Ps.12.8 million for the six months ended December 31, 2007, primarily as a result of:

•

a 52.8% increase in production volumes, from 19,744 tons in the six months ended December 31, 2006 to 30,176 tons in the six months ended December 31, 2007 due to a 11.7% increase in volumes of wheat harvested during the six months ended December 31, 2007 and a 248.2% increase in “residual” corn harvested during the six months ended December 31, 2007 but which had been planted during the growing season prior to such six-month period, compared to such “residual” corn harvested during the six months ended December 31, 2006 and which had been planted prior to such six-month period; and

•	a 20.6% increase in average grain prices compared to the six months ended December 31, 2006.

The 52.8% increase in the production volume from our Crops segment was mainly as a result of our harvest of a larger area of crops, from 7,669 hectares as of December 31, 2006 to 8,377 hectares as of December 31, 2007 (including 938 hectares in concession from our subsidiary Agropecuaria Cervera S.A.).

In addition, the production volume in our Crops segment was favorably impacted by a 39.9% increase in our average yields, from 2.57 tons per hectare during the six months ended December 31, 2006 to 3.60 tons per hectare during the six months ended December 31, 2007 mainly as a result of an increase in the wheat planted which has a higher yield than other crops, the lease of more productive lands and more favorable weather conditions.

The average grain price (at market value) increased 20.6%, from Ps.334 per ton for the six months ended December 31, 2006 to Ps.402 per ton for the six months ended December 31, 2007.

The following table shows the average Rosario board prices per ton as of December 31, 2006 and 2007:

	Six months ended December 31,
	2006		2007
Wheat	Ps.	371	Ps.	487
Sunflower		590		1,180
Maize		393		379
Soybean		635		901

Source:	Rosario Commodities Exchange.

Beef Cattle

Production income for our Beef Cattle segment increased 21.6%, from Ps.11.1 million for the six months ended December 31, 2006 to Ps.13.5 million for the six months ended December 31, 2007, primarily as a result of:

•	a 34.9% increase in the average price of kilogram of cattle produced, from Ps.2.1 during the six months ended December 31, 2006 to Ps.2.9 during the six months ended December 31, 2007;

•	a 21.9% increase in births during the six months ended December 31, 2007 compared to the same period in the preceding year; and

•

partially offset by a 9.8% decrease in the production volume of beef cattle from 5,200 tons for the six months ended December 31, 2006 to 4,689 tons for the six months ended December 31, 2007, primarily a result of our no longer consolidating the results of Cactus, due to the decrease of our equity interest in Cactus from 50% to 24%, compared to our proportional consolidation of Cactus’ results during the six months ended December 31, 2006. The decrease in production volume was also due to a 8.8% decrease in the number of cattle heads slaughtered in the feedlot during the six months ended December 31, 2007, compared to the same period of the preceding year.

The number of hectares dedicated to beef cattle production increased from 119,361 hectares as of December 31, 2006 to 130,395 hectares as of December 31, 2007. This increase was mainly due to a higher amount of hectares leased and to the conversion of land reserves into cattle grazing lands in the “Los Pozos” farm during the six months ended December 31, 2007, partially offset by a reduction in cattle grazing hectares due to our sale of the “Tapenagá” farm.

Milk

Revenues from milk production increased 70.5%, from Ps.5.5 million during the six months ended December 31, 2006 to Ps.9.3 million during the six months ended December 31, 2007, including a Ps.0.4 million income generated by our recategorization of dairy cattle to reflect the various stages of its life cycle. This increase was primarily due to:

•	a 59.5% increase in average prices of milk, from Ps.0.52 per liter in the six months ended December 31, 2006 to Ps.0.83 per liter in the six months ended December 31, 2007; and

•

a 22.0% increase in the volume of milk produced, from 8.9 million liters during the six months ended December 31, 2006 to 10.9 million liters during the same period of 2007. This increase in volume reflected (i) an increase in the average number of dairy cows (from 2,665 during the six months ended December 31, 2006 to 3,116 during the six months ended December 31, 2007) partially due to the beginning of production at our new dairy at “La Juanita” farm which increased its milking capacity to 1,800 cows and (ii) a 4.4% increase in daily milk production efficiency per cow, from 18.5 liters per cow per day during the six months ended December 31, 2006 to 19.4 liters during the six months ended December 31, 2007.

Cost of production

Our cost of production increased 33.6% from Ps.19.8 million in the six months ended December 31, 2006 to Ps.26.5 million in the six months ended December 31, 2007. This increase was mainly attributable to a Ps.2.7 million increase in our Milk segment, a Ps.2.5 million increase in our Crops segment, and a Ps.1.5 million increase in our Beef Cattle segment.

Crops

Cost of production of our Crops segment increased 30.6%, from Ps.8.0 million in the six months ended December 31, 2006 to Ps.10.5 million in the six months ended December 31, 2007, primarily as a result of a 52.8% increase in grain production volume due to a larger production area in the six months ended on December 31, 2007, compared to the same period in 2006.

Cost of production per ton decreased 27.8%, from Ps.489 in the six months ended December 31, 2006 to Ps.354 in the six months ended December 31, 2007, primarily as a result of an increase in overall production levels and improved yields per hectare in the six months ended December 31, 2007, compared to the six months ended December 31, 2006 which was not accompanied by an increase in our fixed costs of production.

Beef Cattle

Cost of production in our Beef Cattle segment increased by 18.0%, from Ps.8.3 million in the six months ended December 31, 2006 to Ps.9.7 million in the six months ended December 31, 2007. The increased production cost in the Beef Cattle segment during the six months ended December 31, 2007 was mainly due to an increase in feeding costs as a result of an increase in grain prices due to the effects of a drought during the winter months in the southern hemisphere. Our cost per kilogram of cattle produced increased 30.9%, from Ps.0.96 in the six months ended December 31, 2006 to Ps.1.26 in the six months ended December 31, 2007, primarily as a result of a lower volume of beef cattle production without a proportionate reduction in our fixed costs of production.

Milk

Cost of production from our Milk segment increased 76.7%, from Ps.3.5 million in the six months ended December 31, 2006 to Ps.6.3 million in the six months ended December 31, 2007, primarily due to:

•	a 22.0% increase in milk production for the six months ended December 31, 2007, compared to the six months ended December 31, 2006; and

•	the impact of higher feeding costs as a consequence of increases in the prices of milk and other raw materials.

As a result, our cost of production per liter of milk increased from Ps.0.40 in the six months ended December 31, 2006 to Ps.0.58 in the six months ended December 31, 2007.

Sales

Sales for the six months ended December 31, 2007 increased 64.5%, from Ps.41.4 million in the six months ended December 31, 2006 to Ps.68.1 million in the six months ended December 31, 2007, primarily as a result of a Ps.21.9 million increase in our Crops segment, a Ps.4.4 million increase in our Milk segment and a Ps.4.3 million increase in our Others segment, partially offset by a Ps.3.1 million decrease in sales in our Feedlot segment and Ps.0.7 million decrease in our Beef Cattle segment due to the effect of our no longer consolidating the sales of Cactus.

Crops

Sales for our Crops segment increased 165.2%, from Ps.13.2 million in the six months ended December 31, 2006 to Ps.35.1 million in the six months ended December 31, 2007, primarily as a result of:

•

a 110.7% increase in our sales volume, from 31,256 tons in the six months ended December 31, 2006 to 65,853 in the six months ended December 31, 2007, mainly due to higher inventories at the beginning of the fiscal period (74,563 tons at the beginning of the six months ended December 31, 2007 compared to 28,315 tons at the beginning of the six months ended December 31, 2006); and

•	a 27.8% increase in the average price of the crops we sell, from Ps.424 per ton in the six months ended December 31, 2006 to Ps.541 per ton in the six months ended December 31, 2007.

	Crops Inventories
	Six months ended December 31,
	2006	2007
		(in tons)
Inventories at beginning of fiscal period	28,315	74,563
Purchases	4,952	9,942
Production	19,744	30,176
Sales	(31,256)	(65,853)
Consumption	(7,275)	(9,738)
Inventories at end of fiscal period	14,480	39,090

Beef Cattle

Sales from our Beef Cattle segment decreased 4.6%, from Ps.15.4 million in the six months ended December 31, 2006 to Ps.14.7 million in the six months ended December 31, 2007, mainly due to a 11.0% decrease in the volume of beef cattle sales, from 6,696 tons in the six months ended December 31, 2006 to 5,956 tons in the six months ended December 31, 2007, principally due to the effect of our no longer consolidating the results of Cactus as a result of the decrease of our equity interest in Cactus from 50.0% to 24.0%, compared to our proportional consolidation of Cactus’ results during the six months ended December 31, 2006.

This decrease in volume was partially offset by a 7.3% increase in the average price per kilogram of beef cattle from Ps.2.30 in the six months ended December 31, 2006 to Ps.2.47 in the six months ended December 31, 2007.

Our average stock of beef cattle increased from 95,010 heads in the six months ended December 31, 2006 to 97,130 head in the six months ended December 31, 2007, primarily as a result of the increase of heads of cattle at our “Los Pozos” farm, partially offset by the cattle sold in connection with our sale of the “Tapenagá” farm.

Milk

Sales from our Milk segment increased 94.6%, from Ps.4.6 million in the six months ended December 31, 2006 to Ps.9.0 million in the six months ended December 31, 2007, primarily as a result of:

•	a 59.5% increase in average prices of milk, from Ps.0.52 per liter in the six months ended December 31, 2006 to Ps.0.83 per liter in the six months ended December 31, 2007; and

•	a 22.0% increase in production volumes, principally due to a higher average number of dairy cows and an improvement in the efficiency of our average daily milk production.

Feedlot

As a result of the decrease of our equity interest in Cactus from 50.0% to 24.0%, there were no sales from our Feedlot segment in the six months ended December 31, 2007 due to the effect of our no longer consolidating the results of Cactus, compared to our proportional consolidation of its sales during the six months ended December 31, 2006.

Others

Sales from our Others segment increased 84.3% from Ps.5.1 million in the six months ended December 31, 2006 to Ps.9.3 million in the six months ended December 31, 2007, mainly due to:

•	a Ps.3.9 million increase from fees due to our commodity brokerage services providers; and

•	a Ps.0.4 million increase from sale of services rendered to third parties and others.

Cost of sales

Cost of sales for the six months ended December 31, 2007 increased 59.9%, from Ps.37.4 million in the six months ended December 31, 2006 to Ps.59.8 million in the six months ended December 31, 2007, primarily as a result of a Ps.18.7 million increase in our Crops segment, a Ps.4.4 million increase in our Milk segment, and a Ps.3.3 million increase in our Others segment, partially offset by our no longer consolidating Cactus’ results, compared to our proportional consolidation of Ps.2.8 million in the Feedlot segment and Ps.1.2 million in the Beef Cattle segment.

Cost of sales as a percentage of our net sales was 90.3% in the six months ended December 31, 2006 and 87.8% in the six months ended on December 31, 2007.

Crops

Cost of sales for our Crops segment increased 136.0%, from Ps.13.8 million in the six months ended December 31, 2006 to Ps.32.5 million in the six months ended December 31, 2007, primarily as a result of:

•	an 110.7% increase in grain sales volumes in the six months ended December 31, 2006, compared to the six months ended December 31, 2007; and

•

a 27.8% increase in the average market value of grains during the six months ended December 31, 2007 which resulted in a corresponding increase in the book value of our crops sold, increasing our costs of sales in like amount.

The average cost per ton sold in 2007 increased 12.0%, from Ps.440 in the six months ended December 31, 2006 to Ps.493 in the six months ended December 31, 2007, primarily due to a 29.8% increase in the market value of our grains during the six months ended December 31, 2007 which resulted in an increase in our cost of sales due to the increased book value of the crops at the time of sale.

Beef Cattle

Cost of sales for our Beef Cattle segment decreased 8.2%, from Ps.14.7 million in the six months ended December 31, 2006 to Ps.13.5 million in the six months ended December 31, 2007, primarily as a result of a 11.0% decrease in the volume of beef cattle sales compared to the six months ended December 31, 2006; partially offset by a general increase in the prices of beef cattle which resulted in a corresponding increase in the book value of our beef cattle sold, increasing our costs of sales in like amount.

Milk

Cost of sales for our Milk segment increased 94.6%, from Ps.4.6 million in the six months ended December 31, 2006 to Ps.9.0 million in the six months ended December 31, 2007, mainly due to:

•	a 59.5% increase in the price of milk which resulted in an increase in our cost of sales due to the increased book value of the milk at the time of sale; and

•	a 22.0% increase in production volumes.

Feedlot

As a result of the decrease of our equity interest in our subsidiary Cactus from 50.0% to 24.0%, there were no costs for our Feedlot segment in the six months ended December 31, 2007 due to the effect of our no longer consolidating the results of Cactus, compared to our proportional consolidation of its sales during the six months ended December 31, 2006.

Others

Cost of sales from our Others segment increased 220.3%, from Ps.1.5 million in the six months ended December 31, 2006 to Ps.4.9 million in the six months ended December 31, 2007, mainly due to higher costs from brokerage activities related to an increased number of commodity trading transactions through Futuros y Opciones.com and costs generated to services rendered to third parties.

Gross profit

As a result of the above-mentioned factors, gross profit increased 137.1%, from Ps.7.4 million in the six months ended December 31, 2006 to Ps.17.6 million in the six months ended December 31, 2007. Our gross margin, calculated as our gross profit divided by our production income, increased from 31.9% in the six months ended December 31, 2006 to 49.2% in the six months ended December 31, 2007, primarily as a result of:

•	a 358.7% increase in gross profit from our Crops segment, from a Ps.1.9 million loss for the six months ended December 31, 2006 to a Ps.5.0 million profit for the six months ended December 31, 2007;

•	a 40.3% increase in gross profit from our Beef Cattle segment, from Ps.3.5 million in the six months ended December 31, 2006 to Ps.5.0 million in the six months ended December 31, 2007;

•	a 59.1% increase in gross profit from our Milk segment, from Ps.1.9 million in the six months ended December 31, 2006 to Ps.3.1 million in the six months ended December 31, 2007; and

•	a 26.1% increase in gross profit from our Others segment, from Ps.3.6 million in the six months ended December 31, 2006 to Ps.4.5 million in the six months ended December 31, 2007.

Selling expenses

Selling expenses increased 92.0% from Ps.2.6 million in the six months ended December 31, 2006 to Ps.5.1 million in the six months ended December 31, 2007. Selling expenses of our Crops, Beef Cattle and Others segments represented 76.0%, 11.2% and 12.8%, respectively, of our total selling expenses for the six months ended December 31, 2007.

Crops

Selling expenses for our Crops segment as a percentage of sales for this segment decreased from 12.1% in the six months ended December 31, 2006 to 11.0% in the six months ended December 31, 2007, as a result of higher sales prices of these commodities as compared to the previous period. Selling expenses per ton of grain sold increased 12.3%, from Ps.51 per ton in the six months ended December 31, 2006 to Ps.58 per ton in the six months ended December 31, 2007 primarily as a result of higher costs of freight, conditioning and storage.

Beef Cattle

Selling expenses for our Beef Cattle segment as a percentage of sales for this segment was 3.7% in the six months ended December 31, 2006, compared to 3.9% in the six months ended December 31, 2007.

Milk

Milk sales did not generate significant selling expenses during the six months ended December 31, 2006 or during the six months ended December 31, 2007, due to the fact that all our production was marketed directly to dairy producers during such periods.

Others

Selling expenses for our Others segment as a percentage of sales for this segment decreased from 8.4% in the six months ended December 31, 2006 to 6.2% in the six months ended December 31, 2007.

Administrative expenses

Administrative expenses increased 5.3%, from Ps.8.6 million in the six months ended December 31, 2006 to Ps.9.0 million in the six months ended December 31, 2007, primarily as a result of the increase in directors’ fees, fees for services (including consulting fees with respect to Sarbanes-Oxley compliance, accounting, legal and tax fees), depreciation of fixed assets, partially offset by a slight decrease in salaries, social security contributions and office and administration expenses.

Net gain on sale of farms

Net gain on the sale of farms was Ps.3.2 million for the six months ended December 31, 2007 primarily as a result of our sale on October 22, 2007 of 4,974 hectares of the “Los Pozos” farm for a price of Ps.3.5 million, compared to the six months ended December 31, 2006 during which there were no sales of farms generating income.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value was Ps. 17.4 million during the six months ended December 31, 2007 compared to no gain reported during the same period of 2006. This gain was generated during the six months ended December 31, 2007 in connection with the preliminary agreement dated December 31, 2007 that we entered into to sell 2,471 hectares of the “La Esmeralda” farm for a price of US$6.3 million. Although this sale has not yet been consummated, the property to be sold has been revalued at the proposed sale price in accordance with Argentine GAAP, and as a result a gain of approximately US$5.2 million was recognized due to such revaluation.

Gain from inventory holding

Gain from inventory holding decreased 150.9%, from a Ps.3.4 million profit in the six months ended December 31, 2006 to a Ps.1.7 million loss in the six months ended December 31, 2007, primarily as a result of a Ps.12.7 million loss from transactions in the Buenos Aires Futures and Options Exchange Market during the six months ended December 31, 2007 which was partially offset by a Ps.10.9 million gain from the holding of grains, beef cattle and raw materials.

Operating income (loss)

Operating income increased from a Ps.0.4 million loss in the six months ended December 31, 2006 to a Ps.22.4 million income in the six months ended December 31, 2007. Our operating margin calculated as operating income (loss) divided by our production income was (1.6)% in the six months ended December 31, 2006, compared to a positive operating margin of 62.8% in the six months ended December 31, 2007, primarily as a result of:

•	a 137.1% increase in gross profit, from Ps.7.4 million in the six months ended December 31, 2006 to Ps.17.6 million in the six months ended December 31, 2007;

•	a 92.0% increase in selling expenses, from Ps.2.6 million in the six months ended December 31, 2006 to Ps.5.1 million in the six months ended December 31, 2007;

•	a 5.3% increase in administration expenses from Ps.8.6 million in the six months ended December 31, 2006 to Ps.9.0 million in the six months ended December 31, 2007;

•	a Ps.3.2 million income resulting from the sale of farms and a Ps.17.4 million gain as a consequence of the valuation of other assets at their net realization value; and

•	partially offset by a Ps.5.1 million net decrease in our gains from inventory holdings for the six months ended December 31, 2007, as compared to the six months ended December 31, 2006.

Net financial results

Our net financial expense was Ps.4.3 million for the six months ended December 31, 2006 compared to Ps.7.3 million for the six months ended December 31, 2007, primarily as a result of:

•	a Ps.3.0 million increase in expense for financial interest in the six months ended December 31, 2007 compared to the six months ended December 31, 2006; and

•	a Ps.1.4 million increase mainly as a result of higher expenses for debit and credit tax in the six months ended December 31, 2007 compared to the six months ended December 31, 2006.

These financial expense increases were partially offset by a Ps.1.5 million increase in income related to net foreign exchange differences in the six months ended December 31, 2007, compared to the six months ended December 31, 2006.

Our net financial expense for the six months ended December 31, 2007 was primarily a result of (i) a Ps.9.2 million expense generated by the negative impact of debt financing interest, and (ii) a Ps.1.9 million expense generated by debit and credit tax. These increased expenses were partially offset by (i) a Ps.2.4 million gain in net foreign exchange differences, (ii) a Ps.1.3 million income mainly as a result of the positive income from other financial interest; and (iii) a Ps.0.1 million income from securities and equities trade transactions.

Other income and expenses, net

Other income and expenses, net was a Ps.1.2 million loss and a Ps.2.4 million loss in the six months ended December 31, 2006 and the six months ended December 31, 2007, respectively, primarily as a result of the negative impact of Ps.1.7 million recorded in respect of personal asset tax payments which pursuant to Argentine law we are required to make on behalf of our shareholders.

Gain on equity investments

Gain on equity investments decreased 60.8%, from Ps.23.0 million in the six months ended December 31, 2006 to Ps.9.0 million in the six months ended December 31, 2007, mainly due to:

•

a Ps.7.2 million gain in the six months ended December 31, 2007 (including amortization of goodwill), compared to a Ps.20.1 million gain in the six months ended December 31, 2006, related to our investment in IRSA;

•	a Ps.1.6 million gain in the six months ended December 31, 2007, compared to a Ps.0.4 million gain in the six months ended December 31, 2006, related to our investment in Agro Uranga S.A.; and

•	a Ps.0.2 million gain in the six months ended December 31, 2007, compared to a Ps.2.4 million gain in the six months ended December 31, 2006, related to our investment in BrasilAgro.

Gain on equity investments in the six months ended December 31, 2007 includes our investment in Cactus, due to the decrease of our equity interest in this company during the six months ended December 31, 2007, compared to our consolidation of Cactus’ results in the six months ended December 31, 2006.

Management fee

Under the consulting agreement entered into with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. These fees totaled Ps.2.1 million in the six months ended December 31, 2006 and Ps.1.6 million in the six months ended December 31, 2007.

Income tax

Our income tax was a Ps.2.1 million of positive income in the six months ended December 31, 2006 and Ps.5.6 million expense in the six months ended December 31, 2007. We recognize our income tax expense on the basis of the deferred tax liabilities method, thus recognizing the temporary differences between accounting tax assets and liabilities. The main temporary differences were derived from beef cattle and fixed assets valuation.

For purposes of determining the deferred tax assets and liabilities, the 35% tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest during the six months ended December 31, 2007 did not change compared to the six months ended December 31, 2006. During both periods we recorded a Ps.0.1 million loss.

Net income

As a result of the above-mentioned factors, our net income was Ps.14.5 million in the six months ended December 31, 2007, compared to Ps.17.0 million in the six months ended December 31, 2006. Our net margin, calculated as net income for the period divided by production income, was 40.5% in the six months ended December 31, 2007, compared to 73.5% for the six months ended December 31, 2006.

Fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006

Production income

Production income was Ps.102.8 million for the fiscal year ended June 30, 2007, 57.3% higher than the amount recorded the previous fiscal year. This was primarily attributable to a Ps.35.4 million increase in our Crops segment and a Ps.3.0 million increase in our Milk segment, partially offset by a Ps.1.0 million decrease in production income of our Cattle segment.

Crops

Production income from our Crops segment increased 95.7%, from Ps.37.0 million for the fiscal year 2006 to Ps.72.4 million for fiscal year 2007, primarily as a result of:

•

a 64.2% increase in production volumes, from 106,867 tons in our fiscal year 2006 to 175,455 tons in our fiscal year 2007 (the corn and soy production increased 155.8% and 43.2%, respectively, partially offset by decreases of 23.6% and 6.9% in wheat and sunflower production, respectively); and

•	a 19.2% increase in average prices for our grains.

The 64.2% increase in production volumes from our Crops segment was mainly due to a 29.7% increase in the total sown surface for production, from 37,022 hectares during fiscal year 2006 to 49,244 hectares during fiscal year 2007. Our owned sown surface for production increased from 20,018 hectares during fiscal year 2006 to 22,712 hectares during fiscal year 2007, and our leased sown surface for production increased from 17,004 hectares during fiscal year 2006 to 25,307 hectares during fiscal year 2007. The sown surface for production under concession through our subsidiary Agropecuaria Cervera was 1,225 hectares.

The 64.2% increase in production volumes from our Crops segment was also due to a 23.4% increase in our average yields, from 2.89 tons per hectare in our fiscal year 2006 to 3.56 tons per hectare in our fiscal year 2007. This increase in average total yields was a result of better weather conditions in comparison to the previous fiscal year.

The average prices for our grains (at realizable net value) increased 19.2 % in fiscal year 2007, from Ps.346 per ton in our fiscal year 2006 to Ps.413 per ton in our fiscal year 2007.

The following table sets forth the average board prices as of June, 30 2007 and 2006:

	Year ended June 30,
	2006	2007
Wheat	Ps.312	Ps.393
Sunflower	513	676
Corn	240	343
Soybean	508	597

Source: Rosario Commodities Exchange.

Beef Cattle

Production income from our Beef Cattle segment decreased 4.8%, from Ps.20.5 million for the fiscal year ended June 30, 2006 to Ps.19.5 million for the fiscal year ended June 30, 2007. Production volumes increased slightly 1.1%, from 9,803 tons in fiscal year 2006 to 9,913 tons in fiscal year 2007.

It is worth mentioning that during the current fiscal year, the income and volume of beef cattle production include the proportional consolidation of 50.0% in the subsidiary Cactus for only 6 months up to December 2006 (due to the change of valuation method for decrease in our share participation, from 50.0% to 24.0%) compared to the proportional consolidation of this subsidiary during fiscal 2006.

The increase in volume is mainly due to a higher volume of beef cattle generated in our own fields and to the improvement of weather conditions on the production of grass. These were negatively impacted by the lasting effect of the 2006 drought on this fiscal year. Also, during fiscal year 2007 a lower number of cattle finished in feed lot was noted, as a consequence of the effects of the drought that affected fiscal year 2006.

Although our Cattle segment had a price increase in the rodeo categories, the re-categorization of cattle produced a negative impact on the production income of the current fiscal year which generated a 5.9% decrease in the average value per kilogram of beef cattle produced, from Ps.2.1 in fiscal year 2006 to Ps.2.0 in fiscal year 2007. Consequently, the categories that generated a higher number of kilograms were those that did not suffer a significant price increase. Beef cattle are re-categorized to reflect different stages in their life cycle.

The number of hectares dedicated to beef cattle production increased from 100,724 hectares in fiscal year 2006 (29,222 leased hectares corresponding to contracts expired before closing of fiscal year 2006 are not included) to 114,056 hectares in fiscal year 2007 (41 hectares corresponding to Cactus are not included). This increase was mainly due to a higher number of hectares leased and to the conversion of hectares of land reserve into cattle in the “Los Pozos” farm during the current fiscal year, negatively compensated by the retirement of cattle hectares due to the sale of the “Tapenagá” farm.

Milk

Milk production income increased 38.3%, from Ps.7.9 million in fiscal year 2006 to Ps.10.9 million in fiscal year 2007, including Ps.1.2 million generated by the re-categorization of milking yard cattle. Milking yard cattle are re-categorized to reflect different stages in their life cycle. This increase was primarily as a result of (i) a 14.2% increase in production volumes, from 14.6 million liters in fiscal year 2006 to 16.7 million liters in fiscal year 2007, and (ii) a 7.9% increase in average prices of milk, from Ps.0.54 per liter in fiscal year 2006 to Ps.0.58 per liter in fiscal year 2007.

This increase in production income was mainly due to (i) higher production volume of the milk, (ii) an increase in the average number of milking cows (from 2,410 in fiscal year 2006 to 2,677 in fiscal year 2007), in part due to the start of production in the new milking yard of our “La Juanita” farm, Province of Buenos Aires which increased its milking capacity to 1,800 cows and (iii) a 2.8% improvement in the efficiency level of average daily milk production per cow (from 16.6 liters in fiscal year 2006 to 17.1 liters in the fiscal year 2007).

Cost of production

Cost of production increased 25.7%, from Ps.60.4 million in fiscal year 2006 to Ps.75.9 million in fiscal year 2007. This increase is mainly attributable to a Ps.16.6 million increase in our Crops segment and a Ps.2.6 million increase in our Milk segment, partially offset by a Ps.3.7 million decrease in our Beef Cattle segment.

Crops

Cost of production from our Crops segment increased 46.4%, from Ps.35.8 million in fiscal year 2006 to Ps.52.4 million for the fiscal year 2007. This increase is mainly due to a 64.2% increase in the volume of production in our Crops segment as a consequence a 29.7% increase in surface produced in our fiscal year 2007 compared to the previous fiscal year.

Cost of production per ton decreased 12.5%, from Ps.345 in fiscal year 2006 to Ps.302 in fiscal year 2007, primarily as a result of better yields that had the effect of reducing the cost per ton produced in fiscal year 2007. Cost of production in fiscal year 2006 reflected the negative effects of a drought on certain farms.

Beef Cattle

Cost of production from our Beef Cattle segment decreased 19.9%, from Ps.18.8 million in fiscal year 2006 to Ps.15.1 million for the fiscal year 2007. The direct cost per kilogram produced decreased 30.4%, from Ps.1.28 in fiscal year 2006 to Ps.0.89 in fiscal year 2007 primarily as a result of a higher volume of beef cattle production that allowed diluting the cost per kilogram produced in the current fiscal year.

Lower cost of production from our Beef Cattle business segment as compared to the previous fiscal year is mainly attributable to the increase in feeding and health costs in line with the effects of the drought.

Considering the our total production increase in the current fiscal year, the decrease in costs of production was due to higher number of tons produced per hectare assigned to the activity, from 0.07 ton per hectare in fiscal year 2006 to 0.08 ton per hectare in fiscal year 2007.

Milk

Cost of production from our Milk segment increased 45.0%, from Ps.5.8 million in our fiscal year 2006 to Ps.8.5 million in our fiscal year 2007. Such increase was mainly due to:

•	a 14.2% increase in milk production in fiscal year 2007, and

•	the impact of higher feeding costs as a consequence of the increase in corn prices and other raw materials of the milk segment.

Cost of production from our Milk business segment per thousand liters increased from Ps.401 in fiscal year 2006 to Ps.509 in fiscal year 2007.

Sales

Sales for the fiscal year ended June 30, 2007 decreased 1.8%, from Ps.112.3 million in fiscal year 2006 to Ps.110.3 million in fiscal year 2007 primarily as a result of a Ps.8.3 million decrease in our Crops segment and a Ps.1.7 million decrease in our Beef Cattle segment, partially offset by higher sales in our Milk, Feedlot and Other segments of Ps.1.8 million, Ps.0.4 million and Ps.5.8 million, respectively.

Crops

Sales from our Crops segment decreased 13.4%, from Ps.61.7 million in fiscal year 2006 to Ps.53.4 million in fiscal year 2007 primarily as a result of a (24.0%) decrease in sales volume, from 164,104 tons in fiscal year 2006 to 124,652 tons in fiscal year 2007 and a 14.0% increase in average prices, from Ps.376 per ton in fiscal year 2006 to Ps.428 in fiscal year 2007.

Although the production volume of grain in fiscal year 2007 was 64.2% higher than in fiscal year 2006, our sales volume was lower in fiscal year 2007 than in fiscal year 2006 primarily as a result of lower levels of grain inventories at the beginning of fiscal year 2007 (90,060 tons at the beginning of fiscal year 2006 compared to 28,315 tons at the beginning of fiscal year 2007).

	Grain Inventories
	Year ended June 30,
	2006	2007
	(in tons)
Inventories at the beginning of the fiscal year	90,060	28,315
Purchases	21,182	9,202
Production	106,867	175,455
Sales	(164,104)	(124,652)
Transfer of unharvested crops to expenses	(25,690)	(13,757)

Inventories at the end of the fiscal year	28,315	74,563

Beef Cattle

Sales from our Beef Cattle segment decreased 5.2%, from Ps.33.7 million in our fiscal year 2006 to Ps.32.0 million in our fiscal year 2007 primarily as a result of a 9.7% decrease in sales volume, from 14,762 tons in fiscal year 2006 to 13,332 tons in fiscal year 2007 which was partially offset by a 5.0% increase in the average price per kilogram, from Ps.2.28 in fiscal year 2006 to Ps.2.40 in fiscal year 2007.

The decrease in the sales volume was mainly due to a lower number of finished cattle in the feedlot, from 21,400 in fiscal year 2006 to 11,900 in fiscal year 2007, as a consequence of lower beef cattle purchases during fiscal year 2007.

The average cattle stock increased from 91,500 heads in fiscal year 2006 to 97,111 in fiscal year 2007.

Milk

Sales from our Milk segment increased 23.3%, from Ps.7.9 million in our fiscal year 2006 to Ps.9.7 million in our fiscal year 2007, primarily as a result of:

•	a 14.2% increase in production volume due to an increase in the average number of milking cows and improvement in the efficiency level of average daily milk production per cow; and

•	a 7.9% increase in average prices of milk, from Ps.0.54 per liter in fiscal year 2006 to Ps.0.58 per liter in fiscal year 2007.

Feedlot

Sales from our Feedlot segment increased 14.0%, from Ps.2.7 million in our fiscal year 2006 to Ps.3.1 million in our fiscal year 2007, primarily as a result of:

•	an increase in the level of occupation of our feedlot, from 15,400 heads in fiscal year 2006 to 19,400 heads in fiscal year 2007,

•	an increase in the price of the feed as a consequence of an increase in the price of corn, and

•	the fact that during fiscal year 2007 the cattle raiser sent for feeding in our feedlot cattle of higher weight which consumed larger feed volumes.

It should be mentioned that, we have changed the valuation method of our investment in Cactus because of a decrease in our share participation in Cactus, from 50.0% to 24.0% compared with the proportional consolidation of this subsidiary during fiscal year 2006.

Other

Sales from our Other segment increased 90.7%, from Ps.6.4 million in fiscal year 2006 to Ps.12.1 million for fiscal year 2007, mainly due to a Ps.0.3 million increase in sales of services, Ps.0.8 increase in sales from leasing of our farms to third parties and Ps.3.4 million increase from commodity brokerage services (from Futuros y Opciones.com). Sales of services to third parties are services for weighing and re-conditioning of cereal and watering.

Although the number of owned hectares leased to third parties during fiscal year 2007 was slightly lower in fiscal year 2007 than in fiscal year 2006, the higher average leasing prices more than compensated for the reduction in hectares leased.

Cost of sales

Cost of sales for our fiscal year 2007 were Ps.99.1 million, 0.6% lower than cost of sale for fiscal year 2006, primarily as a result of lower cost of sales in our Grain and Cattle segments of 5.4% and 8.2%, respectively which were partially offset by higher cost of sales in our Milk, Feedlot and Other segments of 23.3%, 21.8% and 180.4%, respectively.

Cost of sales as percentage of net sales were 87.8% in fiscal year 2006 and 89.9% in fiscal year 2007.

Crops

Cost of sales from our Crops segment decreased 5.4%, from Ps.53.3 million in fiscal year 2006 to Ps.50.4 million in fiscal year 2007, primarily as a result of:

•	a 24.0% reduction in the volume of grain sold in fiscal year 2007 compared to fiscal year 2006; and

•	a higher average prices of commodities in fiscal year 2007.

The average cost per ton sold in fiscal year 2007 increased 24.6%, from Ps.325 in fiscal year 2006 to Ps.405 in fiscal year 2007.

Beef Cattle

Cost of sales from our Beef Cattle segment decreased 8.2%, from Ps.33.0 million in fiscal year 2006 to Ps.30.3 million in fiscal year 2007, primarily as a result of a 9.7% decrease in production volume of Cattle compared to fiscal year 2006 due to a lower number of finished cattle in the feedlot.

Milk

Cost of sales from our Milk segment increased 23.3%, from Ps.7.9 million in fiscal year 2006 to Ps.9.7 million in fiscal year 2007 primarily as a result of a 14.2% increase in production volume of milk in fiscal year 2007.

Feedlot

Cost of sales from our Feedlot business segment increased 21.8%, from Ps.2.3 million in fiscal year 2006 to Ps.2.8 million in fiscal year 2007, primarily as a result of a 26.0% increase in average occupation of the feedlot in fiscal year 2007 and to higher volumes of feed consumed due to incoming cattle of higher average weight that required higher feeding costs. The price per ton of feed portion increased 37.0%, from Ps.207 in year 2006 to Ps.284 in year 2007, mainly due to an increase in the price of corn during fiscal year 2007. The cost of feedlot services as percentage of sales increased 85.2% in fiscal year 2006 to 91.0% in fiscal year 2007. It should be mentioned that, we have changed the valuation method of our investment in Cactus because of a decrease in our share participation in Cactus, our subsidiary engaged in the feed lot business, from 50.0% to 24.0% compared with the proportional consolidation of this subsidiary during fiscal year 2006.

Other

Cost of sales from our Other segment increased 180.4%, from Ps.2.1 million for the fiscal year 2006 to Ps.5.9 million for the fiscal year 2007 primarily as a result of higher costs arising from Futuros y Opciones.com and costs generated by services to third parties.

Gross profit

As a result of the above mentioned factors, gross profit increased 103.7%, from Ps.18.7 million for fiscal year 2006 to Ps.38.1 million for fiscal year 2007. Our gross margin, calculated as our gross profit divided by the sum of our production income increased from 28.6% for fiscal year 2006 to 37.0% for fiscal year 2007, primarily as a result of:

•	a 140.0% increase in gross profit from our Crops segment, from Ps.9.6 million for fiscal year 2006 to Ps.23.0 million for fiscal year 2007;

•	a 155.2% increase in gross profit from our Beef Cattle segment, from Ps.2.4 million for fiscal year 2006 to Ps.6.1 million for fiscal year 2007;

•	a 18.9% increase in gross profit from our Milk segment, from Ps.2.0 million for fiscal year 2006 to Ps.2.4 million for fiscal year 2007;

•	a 31.0% decrease in gross profit from our Feed Lot segment, from Ps.0.4 million for fiscal year 2006 to Ps.0.3 million for fiscal year 2007; and

•	a 46.6% increase in gross profit from our Other segment, from Ps.4.3 million for fiscal year 2006 to Ps.6.2 million for fiscal year 2007.

Selling expenses

Selling expenses decreased 1.8%, from Ps.10.2 million in fiscal year 2006 to Ps.10.0 million for fiscal year 2007. Selling expenses of the Crops, Beef Cattle and Other segments represented 77.8%, 11.4% and 10.0%, respectively, of our total selling expenses in fiscal year 2007.

Crops

Selling expenses of Crops as a percentage of sales of Crops increased from 14.1% in fiscal year 2006 to 14.5% in fiscal year 2007 as a result of higher cost of freight, conditioning and storage. Selling expenses per ton of grain sold increased 17.8%, from Ps.53 per ton in fiscal year 2006 to Ps.62 per ton in fiscal year 2007.

Beef Cattle

Selling expenses of Beef Cattle as a percentage of sales of Cattle were 3.1% in fiscal year 2006 and 3.6% in fiscal year 2007.

Milk

Milk sales did not generate significant selling expenses during fiscal years 2006 or 2007, as all the production was marketed directly to dairy producers.

Administrative expenses

Administrative expenses increased 43.8%, from Ps.11.6 million in fiscal year 2006 to Ps.16.6 million in fiscal year 2007, mainly due to the increase in fees and compensations for services (includes consulting fees with respect to Sarbanes-Oxley compliance, accounting, legal and tax fees and migration system), salaries and social contributions, taxes, rates and contributions and office and administration expenses.

Net gain on sale of farms

Net gain on sale of farms increased 124.9%, from Ps.9.9 million for the fiscal year 2006 to Ps.22.3 million for fiscal year 2007, primarily as a result of the following sales:

Fiscal year 2007:

•	On June 6, 2007 we sold 20,833 hectares of the “Tapenagá” farm for Ps.22.0 million, generating a gain of approximately Ps.15.4 million;

•	On June 5, 2007 we sold a fraction of 14,516 hectares of the “Los Pozos” farm for Ps.6.7 million, generating a gain of approximately Ps.6.4 million; and

•	On January 19, 2007 we sold a fraction of 50 hectares of the “El Recreo” farm for Ps.0.7 million, generating a gain of approximately Ps.0.5 million.

Fiscal year 2006:

•	On July 25, 2005 we sold 5,727 hectares of the “El Gualicho” farm in the Province of Córdoba for Ps.17.5 million, generating a gain of Ps.9.9 million.

Gain from inventory holding

Gain from inventory holding increased 1.4%, from Ps.4.2 million in fiscal year 2006 to Ps.4.3 million in fiscal year 2007, primarily as a result of an increase during fiscal year 2007 of prices for our holdings of cattle, grains and raw materials.

Operating income

Operating income increased 242.2%, from Ps.11.1 million in fiscal year 2006 to Ps.38.0 million in fiscal year 2007. Our operating margin, calculated as our operating income divided by the sum of our production income increased from 17.0% for fiscal year 2006 to 37.0% for fiscal year 2007 primarily as a result of:

•	a 103.7% increase in gross profit, from Ps.18.7 million for fiscal year 2006 to Ps.38.1 million for fiscal year 2007;

•	a 1.8% decrease in selling expenses, from Ps.10.2 million for fiscal year 2006 to Ps.10.0 million for fiscal year 2007;

•	a 43.8% increase in administrative expenses, from Ps.11.6 million for fiscal year 2006 to Ps.16.6 million for fiscal year 2007;

•	a 124.9% increase in net gain on sale of farms, from Ps.9.9 million for fiscal year 2006 to Ps.22.3 million for fiscal year 2007; and

•	a 1.4% increase in unrealized gain on inventory, from Ps.4.2 million for fiscal year 2006 to Ps.4.3 million for fiscal year 2007.

Net financial results

We had net financial income of Ps.12.4 million in our fiscal year 2006 compared to a net financial loss of Ps.10.5 million for the fiscal year 2007. The principal differences between both fiscal years were:

•	Ps.14.9 million of income realized in fiscal year 2006 in connection with our exchange of convertible bonds of IRSA for shares of Agropecuaria Cervera;

•	Ps.5.1 million increase in net interest expense in fiscal year 2007 compared to fiscal year 2006 as a result of higher levels of average debt during fiscal; and

•	Ps.3.2 million increase in fiscal year 2007 in the loss generated by the differences in exchange rates.

Our net financial loss in fiscal year 2007 arise from (i) a Ps.10.0 million loss generated by the negative impact of interest for debt financing, (ii) a Ps.1.9 million loss generated by the debits and credits tax and (iii) a Ps.1.9 million loss derived from exchange differences and other factors. These losses were partially offset by (i) Ps.1.1 million of income derived from operations with securities and shares and (ii) Ps.2.2 million of interest income from convertible notes issued by IRSA, including interest paid from convertible bonds issued by Cresud and other interest.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.3.4 million in fiscal year 2006 compared to a net expense of Ps.4.3 million in fiscal year 2007, mainly due to a higher negative impact of Ps.0.6 million for the tax on personal assets of our shareholders.

Gain on equity investments

Gain on our equity investments increased 81.6%, from income of Ps.22.1 million in fiscal year 2006 to income of Ps.40.2 million in fiscal year 2007 and the difference was primarily as a result of:

•	higher income of Ps.9.7 million of gain with respect to our investment in IRSA (including amortization of goodwill of Ps.2.9 million);

•	higher income of Ps.6.7 million of gain with respect to our investment in BrasilAgro;

•	higher income of Ps.2.0 million of gain with respect to our investment in Agro Uranga S.A.; and

•	lower income of Ps.0.3 million with respect to our investments in other subsidiaries and affiliates companies which partially offset the above-mentioned gains.

During fiscal year 2007 our shareholding in Cactus Argentina S.A. decreased from 50.0 % to 24.0% due to the addition of a new shareholder on December 31, 2006; and as a result we consolidated 50.0% of Cactus’ results of operations through December 31, 2006 and 24% thereafter.

Management Fee

Under the consulting agreement entered into with Consultores Asset Management, we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.5.5 million and Ps.3.8 million in the fiscal years 2007 and 2006, respectively.

Income tax expense

Our Income tax expenses increased 54.2%, from Ps.5.4 million in fiscal year 2006 to Ps.8.4 million in fiscal year 2007. We recognized our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses. Our effective tax rate in fiscal year 2007 was 17.0% compared to 16.5% in fiscal year 2006.

Minority interest

During fiscal years 2006 and 2007, a negative participation of third parties of Ps.0.1 million and Ps.0.3 million respectively was recorded to reflect the minority participation in the income of subsidiaries.

Net income

Due to the above-mentioned issues, our net income increased 50.1%, from Ps.32.9 million for fiscal year 2006 to Ps.49.4 million for fiscal year 2007. Our net margin, calculated as our net income for a fiscal year divided by the sum of our production income was 50.3% for fiscal year 2006 and 48.0% for fiscal year 2007.

Fiscal year ended June 30, 2006 compared to fiscal year ended June 30, 2005

Production income

Production income for our fiscal year 2006 was Ps.65.4 million, 3.2% lower than the amount recorded during fiscal year 2005. The decrease in production income was mainly due to a lower production income in our Crops segment with a decrease of 16.0%, compensated by an increase in Production income in our Cattle and Milk business segments of 2.3% and 127.9%, respectively.

Crops

Production income from our Crops segment decreased 16.0%, from Ps.44.1 million in our fiscal year 2005 to Ps.37.0 million in fiscal year 2006. Production volumes decreased 28.7%, from 149.785 tons in fiscal year 2005 to 106,867 tons in fiscal year 2006 (sunflower production increased 45.3% and wheat, corn and soybean decreased 8.1%, 52.0% and 12.2%, respectively). This overall decrease in production volumes was mainly due to lower yields per crop in the harvest of fiscal year 2006 compared to fiscal year 2005, mainly as a consequence of the drought in fiscal year 2006.

The decrease in production income had a positive impact of 7.2% during fiscal year 2006, as a consequence of the increase in prices of commodities.

The following table sets forth the average Rosario board prices per ton as of June 30, 2005 and 2006:

	Year ended June 30,
	2005	2006
Wheat	Ps.285	Ps.312
Sunflower	513	513
Corn	198	240
Soybean	478	508

Source: Rosario Commodities Exchange.

The 28.7% decrease in production volumes in our Grains segment was mainly due to the adverse consequences of the drought during fiscal year 2006, partially offset by a 2.0% increase in the total sown surface for production, from 36,293 hectares during fiscal year 2005 to 37,022 hectares during fiscal year 2006. Our owned sown surface for production increased from 19,994 hectares during fiscal year 2005 to 20,018 hectares during fiscal year 2006, and our leased sown surface for production increased from 16,299 hectares during fiscal year 2005 to 17,004 hectares during year 2006.

Beef Cattle

Production income from our Cattle business segment increased 2.3%, from Ps.20.0 million in fiscal year 2005 to Ps.20.5 million in our fiscal year 2006. Production volumes decreased 8.0%, from 10.657 tons in fiscal year 2005 to 9.803 tons in fiscal year 2006.

This decrease resulted from the effects of the drought that adversely affected the grass in fields where we produce beef cattle at lower price, and lower numbers of finished cattle in the feed lot. The number of privately owned hectares engaged in cattle production decreased 20.6%, from 126,879 hectares in fiscal year 2005 to 100,724 hectares in fiscal year 2006 primarily as a result of our sale of the “Ñacurutú” and “El Gualicho” farms, partially offset by our purchase of the “San Pedro” farm and the conversion of hectares of land reserve to cattle in “Los Pozos” farm.

The lower production volume was partially offset by a 10.3% increase in average cattle prices during the fiscal year 2006 compared to fiscal year 2005.

Milk

Production income from our Milk business segment increased 127.9%, from Ps.3.5 million in fiscal year 2005 to Ps.7.9 million during our fiscal year 2006, primarily as a result of:

•

a 99.5% increase in production volumes, from 7.3 million liters in fiscal year 2005 to 14.6 million liters in fiscal year 2006, primarily as a result of (i) our inauguration on March 1, 2005 of a large milking yard in our field “El Tigre” having last generation technology and (ii) to a lesser extent, a change in the feeding system as a consequence of the drought; and

•	14.2% increase in average prices of milk in fiscal year 2006 compared to fiscal year 2005.

Cost of production

Cost of production for the fiscal year 2006 was Ps.60.4 million, 12.8% higher than the cost of production recorded during fiscal year 2005. This increase is mainly attributable to a Ps.1.3 million increase in our Grains segment, a Ps.1.8 million increase in our Cattle segment, and a Ps.3.7 million increase in our Milk segment.

Crops

Cost of production from our Crops segment increased 3.9%, from Ps.34.5 million in fiscal year 2005 to Ps.35.8 million in our fiscal year 2006. Direct and indirect costs per ton produced were 53.2% higher in fiscal year 2006 due to a decrease in the production level of cereals respect to the previous fiscal year, as a consequence of the drought. Consequently, the cost of production per ton produced was Ps.345 in fiscal year 2006 compared to Ps.225 in fiscal year 2005. This lower volume of cereals production did not allow a higher absorption or dilution of the costs structure. The increase in cost of production was mainly attributable to and increase in the price of raw materials.

Beef Cattle

Cost of production from our Beef Cattle segment increased 10.4%, from Ps.17.0 million in fiscal year 2005 to Ps.18.8 million in our fiscal year 2006. Direct costs per kilogram produced increased 12.1%, from Ps.1.14 in fiscal year 2005 to Ps.1.28 in fiscal year 2006, primarily as a result of (i) higher fattening and health costs as a consequence of the drought and (ii) to a lesser extent, the increase in the price of raw materials during fiscal year 2006 compared to fiscal year 2005. Although our total production volume decreased 8.0% in fiscal year 2006 compared to 2005, the increase in costs of production reflected a lower volume of tons produced per hectare, from 0.08 tons per hectare in fiscal year 2005 to 0.07 tons per hectare in fiscal year 2006.

Milk

Cost of production from our Milk segment increased 179.0%, from Ps.2.1 million in fiscal year 2005 to Ps.5.8 million in our fiscal year 2006, primarily as a result of:

•	a 99.5% increase in the level of milk production during fiscal year 2006;

•	a 16.2% increase in the direct and indirect costs as a consequence of the drought during fiscal year 2006; and

•	inauguration of our milking yard of the “El Tigre” farm which only generated income during the last four months of fiscal year 2005.

Cost of production per thousand liters from the Milk segment increased from Ps.286 in fiscal year 2005 to Ps.401 in fiscal year 2006.

Sales

Sales for our fiscal year 2006 increased 43.7%, from Ps.78.2 million in fiscal year 2005 to Ps.112.3 million in fiscal year 2006, primarily as a result of a Ps.30.8 million increase in our Grain segment, Ps.4.4 million increase in our Milk segment, Ps.0.6 million increase in our Feed Lot segment and a Ps.1.5 million increase in our Other segment, partially offset by a Ps.3.1 million decrease in our Cattle segment.

Crops

Sales from our Crops segment increased 99.6%, from Ps.30.9 million in fiscal year 2005 to Ps.61.7 million in fiscal year 2006, primarily as a result of:

•	a 86.2% increase in the volume of sales in fiscal year 2006, from 164,104 tons in fiscal 2005 to 88,123 tons in fiscal year 2006; and

•	a 7.2% increase in average prices in fiscal year 2006, from Ps.351 per ton in fiscal year 2005 to Ps.376 per ton in fiscal year 2006.

Although our volume of grain production volume was 28.7% lower in fiscal year 2006 than in fiscal year 2005, we had higher sales in this segment due to higher grain inventories at beginning of fiscal year 2006 compared to the beginning of fiscal year 2005.

	Grain Inventories
	Year ended June 30,
	2005	2006
	(in tons)
Inventories at the beginning of the fiscal year	34,424	90,060
Purchases	18,480	21,182
Production	149,785	106,867
Sales	(88,123)	(164,104)
Transfer of unharvested crops to expenses	(24,506)	(25,690)

Inventories at the end of the fiscal year	90,060	28,315

Source: Rosario Commodities Exchange.

Beef Cattle

Sales from our Beef Cattle segment decreased 8.5%, from Ps.36.8 million for fiscal year 2005 to Ps.33.7 million for fiscal year 2006. The decrease of 17.0% in the sales volume from this segment was compensated by an increase of 10.3% in the price of ton sold. Sales volume from this segment decreased from 17.783 tons to 14,762 tons, and the price of sale increased from Ps.2.07 per kilogram in fiscal year 2005 to Ps.2.28 per kilogram in fiscal year 2006. The decrease in the sales volume was mainly due to a lower level of beef cattle production of 854 tons and lower cattle stocks of 4,017 tons at the beginning of the fiscal year 2006 compared to fiscal year 2005. The cattle-beef average stock decreased from 96,231 heads in fiscal year 2005 to 91,500 in fiscal year 2006.

Milk

Sales from the Milk segment increased 127.9%, from Ps.3.5 million in fiscal year 2005 to Ps.7.9 million during fiscal year 2006, primarily as a result of:

•	a 99.5% increase in the production volume, mainly generated by the inauguration on March 1, 2005 of our milking yard of “El Tigre” farm; and

•	a 14.2% increase in average prices for milk, from Ps.474 per thousand liters in fiscal year 2005 to Ps.541 per thousand liters in fiscal year 2006.

Feedlot

Sales from our Feedlot segment increased 27.8%, from Ps.2.1 million in fiscal year 2005 to Ps.2.7 million in our fiscal year 2006, primarily as a result of the fact that during fiscal year 2006 the cattle raiser sent to our feed lot cattle of higher weight which required higher volumes of feed. This positive factor was partially offset by a 5.5% reduction in occupation levels of our feedlot, from an average of 16,300 heads during fiscal year 2005 to an average of 15,400 heads during fiscal year 2006.

Other

Sales from Other segment increased 30.7%, from Ps.4.9 million during fiscal year 2005 to Ps.6.4 million in our fiscal year 2006, primarily as a result of a higher level of income from watering and other services to third parties and the increase of income arising from Futuros y Opciones.com.

Cost of sales

Cost of sales for our fiscal year 2006 were Ps.98.6 million, 34.8% higher than cost of sale for fiscal year 2005, primarily as a result of higher cost of sales in our Grain, Milk, Feedlot and Other segments of 74.9%, 127.9%, 24.9% and 35.4% respectively which were partially offset by lower cost of sales in our Cattle segment of 7.9%.

Cost of sales as percentage of net sales were 93.6% in fiscal year 2005 and 87.8% in fiscal year 2006.

Crops

Cost of sales from our Crops segment increased 74.9%, from Ps.30.5 million in fiscal year 2005 to Ps.53.3 million during fiscal year 2006 primarily as a result of:

•	a 86.2% increase in grains sales volume;

•	higher average price levels of commodities during fiscal year 2006; and

•	higher level of grain inventories at the beginning of fiscal year 2006 that reduced our cost of sales for such fiscal year.

Beef Cattle

Cost of sales from our Beef Cattle business segment decreased 7.9%, from Ps.35.8 million in fiscal year 2005 to Ps.33.0 million during fiscal year 2006. This decrease was mainly due to a 17.0% decrease in sales volume compared to the previous fiscal year, as a consequence of the drought that adversely affected agricultural areas by reducing the average number of finished cattle sent to the feed lot. These effects were partially offset by a 10.3% increase in the average price of beef cattle during fiscal year 2006.

Milk

Cost of sales from our Milk segment increased 127.9%, from Ps.3.5 million in fiscal year 2005 to Ps.7.9 million during fiscal year 2006, primarily as a result of a 99.5% increase in milk sales volume during fiscal year 2006.

Feedlot

Cost of sales from our Feedlot segment increased 24.9%, from Ps.1.9 million in fiscal year 2005 to Ps.2.3 million in fiscal year 2006, primarily as a result of:

•	higher volumes of feed consumed as a consequence of incoming beef cattle of higher weight which consumed more feed, and

•	an 8.5% increase in the average price per ton of feed, from Ps.191 in fiscal year 2005 to Ps.207 in fiscal year 2006, as a consequence of the increase in the price of corn during fiscal year 2006.

Cost of sales of this segment as percentage of sales from this segment decreased from 87.1% in fiscal year 2005 to 85.2% during our fiscal year 2006.

Other

Cost of sales from our Other segment increased 35.4%, from Ps.1.6 million in our fiscal year 2005 to Ps.2.1 million in fiscal year 2006, primarily as a result of higher costs arising from Futuros y Opciones.com.

Gross profit

As a result of the above-mentioned issues, our gross profit decreased 1.5%, from Ps.19.0 million during fiscal year 2005 to Ps.18.7 million in fiscal year 2006. Our gross margin, calculated as our gross profit divided by the sum of our production income increased from 28.1% for fiscal year 2005 to 28.6% for fiscal year 2006 primarily as a result of:

•	a 4.4% decrease in gross profit from our Grain segment, from Ps.10.0 million for fiscal year 2005 to Ps.9.6 million for fiscal year 2006;

•	a 40.2% decrease in gross profit from our Cattle segment, from Ps.4.0 million for fiscal year 2005 to Ps.2.4 million for fiscal year 2006;

•	a 49.6% increase in gross profit from our Milk segment, from Ps.1.4 million for fiscal year 2005 to Ps.2.0 million for fiscal year 2006;

•	a 46.9% increase in gross profit from our Feed Lot segment, from Ps.0.3 million for fiscal year 2005 to Ps.0.4 million for fiscal year 2006; and

•	28.6% increase in gross profit from our Other segment, from Ps.3.3 million for fiscal year 2005 to Ps.4.3 million for fiscal year 2006.

Selling expenses

Selling expenses increased 53.8%, from Ps.6.6 million during fiscal year 2005 to Ps.10.1 million in our fiscal year 2006. Selling expenses from our Crops segment represented 85.4% of our total selling expenses, selling expenses from our Beef Cattle segment represented 10.2% of our total selling expenses, and the remaining 3.9% was represented by selling expenses from our Other segment.

Crops

Selling expenses from the Crops segment as a percentage of sales from the same segment decreased from 15.3% during fiscal year 2005 to 14.1% during fiscal year 2006 as a result of lower cost of freight, conditioning and storage. Selling expenses per ton of grain sold decreased 1.7%, from Ps.54 in fiscal year 2005 to Ps.53 per ton in fiscal year 2006.

Beef Cattle

Selling expenses from our Beef Cattle segment as percentage of sales from this segment decreased from 4.0% in fiscal year 2005 to 3.1% during fiscal year 2006 due to better commercial agreements with our clients.

Milk

Milk sales did not generate significant selling expenses during fiscal years 2005 or 2006, as all the production was marketed directly to dairy producers.

Administrative expenses

Administrative expenses increased 59.0%, from Ps.7.3 million in fiscal year 2005 to Ps.11.6 million in fiscal year 2006, mainly due to the increase in fees and other payments for services (includes consulting fees with respect to Sarbanes-Oxley compliance, accounting, legal and tax fees and migration system), salaries and social contributions, taxes, rates and contributions and office and administration expenses.

Net gain on sale of farms

Net gain on sale of farms decreased 50.5%, from Ps.20.0 million for the fiscal year 2005 to Ps.9.9 million for fiscal year 2006, primarily as a result of the following sales:

Fiscal year 2006:

•	On July 25, 2005 we sold 5,727 hectares of the “El Gualicho” farm in the Province of Córdoba for Ps.17.5 million, generating a gain of approximately Ps.9.9 million.

Fiscal year 2005:

•	On February 1, 2005 we sold 30,350 hectares of the “Ñacurutú” farm in the Province of Santa Fe for Ps.16.3 million, generating a gain of Ps.7.6 million;

•	On June 8, 2005, we sold 977 hectares of the “San Enrique” farm in the Province of Santa Fe for Ps.14.7 million, generating a gain of Ps.12.3 million; and

•	On June 29, 2005, we sold 2 hectares located in the Province of Catamarca for Ps.0.06 million, generating a gain of Ps.0.06 million.

Gain from inventory holding

Gain from inventory holding decreased Ps.62.0%, from Ps.11.2 million in fiscal year 2005 to Ps.4.2 million in fiscal year 2006, primarily as a result of an increase during fiscal year 2007 of prices for our holdings of cattle, grains and raw materials.

Operating income

Operating income decreased 69.4%, from Ps.36.3 million in fiscal year 2005 to Ps.11.1 million in fiscal year 2006. Our operating margin, calculated as our operating income divided by the sum of our production income decreased from 53.7% for fiscal year 2005 to 17.0% for fiscal year 2006 primarily as a result of:

•	a 1.5% decreased in gross profit, from Ps.19.0 million for fiscal year 2005 to Ps.18.7 million for fiscal year 2006;

•	a 53.8% increase in selling expenses, from Ps.6.6 million for fiscal year 2005 to Ps.10.2 million for fiscal year 2006;

•	a 59.0% increase in administrative expenses, from Ps.7.3 million for fiscal year 2005 to Ps.11.6 million for fiscal year 2006;

•	a 50.5% decrease in net gain on sale of farms, from Ps.20.0 million for fiscal year 2005 to Ps.9.9 million for fiscal year 2006; and

•	62.0% decrease in gain from inventory holding, from Ps.11.2 million for fiscal year 2005 to Ps.4.2 million for fiscal year 2006.

Net financial results

Our net financial income decreased 80.6%, from Ps.63.8 million in fiscal year 2005 to Ps.12.4 million in fiscal year 2006. The principal differences between both fiscal years were:

•	a Ps.53.9 million decrease of income realized in connection with a higher sale of notes of IRSA during fiscal year 2005 compared to fiscal year 2006; and

•	a Ps.3.6 million increase from net effect generated by the difference of exchange and interests

Our net financial income for fiscal year 2006 arose from (i) Ps.14.9 million of income for the sale of notes issued by IRSA and (ii) Ps.2.2 million of income derived from net exchange rate differences. These gains were partially offset by (i) a Ps.2.2 million loss generated by the tax on debits and credits and (ii) a Ps.2.5 million loss derived from interest and other.

Other income and expenses, net

Other income and expenses, net for fiscal year 2006 represented a loss of Ps.3.4 million compared to a loss of Ps.5.1 million during fiscal year 2005, primarily as a result of a lower negative impact of Ps.1.4 million for the personal assets tax on our shareholders.

Gain on equity investments

Income from related companies decreased 21.2%, from income of Ps.28.1 million in fiscal year 2005 to income of Ps.22.1 million during fiscal year 2006, primarily as a result of:

•	lower income of Ps.3.7 million of gain with respect to our investment in IRSA (including amortization of goodwill of Ps.0.3 million);

•	a loss of Ps.2.5 million with respect to our investment in BrasilAgro;

•	lower income of Ps.0.6 million of gain with respect to our investment in Agro Uranga S.A.; and

•	lower income of Ps.0.8 million with respect to our investments in other subsidiaries and affiliates companies which partially offset the above-mentioned gains.

Management fee

Under the consulting agreement entered into with Consultores Asset Management, we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.3.8 million and Ps.8.5 million in the fiscal years 2006 and 2005, respectively.

Income tax expense

Our Income tax expenses decreased 85.6%, from Ps.37.8 million in fiscal year 2005 to Ps.5.4 million in fiscal year 2006. We recognized its income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences derive from cattle stock and fixed assets valuation. For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%) has been applied to the identified temporary differences and tax losses.

Minority interest

During fiscal years 2005 and 2006, a positive participation of third parties of Ps.0.1 million and a negative participation of third parties of Ps.0.1 million respectively was recorded to reflect the minority participation in the income of subsidiaries.

Net income

Due to the above-mentioned issues, our net income decreased 57.2%, from Ps.76.8 million for fiscal year 2005 to Ps.32.9 million for fiscal year 2006. Our net margin, calculated as our net income for a fiscal year divided by the sum of our production income was 113.8% for fiscal year 2005 and 50.3% for fiscal year 2006.

Our Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash from borrowings and financings arrangements (including cash from the exercise of warrants); and

•	cash proceeds from the sale of farms.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for property, plant and equipment (including acquisitions or purchases of farms);

•	interest payments and repayments of short-term and long-term debt; and

•	payments of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of real estate investments, bank borrowing, long-term debt and capital financing.

Cash Flows

The table below shows, for the periods indicated, our cash flows:

	For the year ended June 30,			For the six months ended December 31,
	2005	2006	2006	2006	2007
				(unaudited)
	(in millions of Pesos)
Net cash (used in) provided by operating activities	(10.1)	(21.5)	(56.1)	(5.8)	(11.2)
Net cash provided by financing activities	1.7	92.3	115.8	10.3	69.0
Net cash provided by (used in) investing activities	62.7	(110.9)	(0.9)	(10.5)	(136.7)

Net increase (decrease) in cash and cash equivalents	54.3	(40.1)	58.8	(6.0)	(78.9)

As of December 31, 2007, we had cash and cash equivalents of Ps.6.3 million, a decrease from Ps.85.2 million as of June 30, 2007. This decrease was primarily due to our acquisition and improvement of fixed assets of Ps.14.1 million, a decrease in investments in related companies of Ps.143.0 million, cash outflows used in operating activities for Ps.11.2 million and dividend payments of Ps.8.3 million, partially offset by cash inflows from our sale of farms for Ps.3.0 million, cash proceeds from the exercise of warrants to acquire our common shares for Ps.11.2 million and the net proceeds from short-term debt for Ps.69.8 million.

As of December 31, 2006, we had cash and cash equivalents totaling Ps.21.3 million, a decrease from the Ps.27.4 million balance as of June 30, 2006. The decrease was primarily due to our acquisition and improvement of fixed assets of Ps.13.8 million, cash outflows used in operating activities for Ps.5.8 million and dividend payments of Ps.5.5 million, partially offset by cash inflows from the sale of farms for Ps.0.1 million, cash proceeds from the exercise of our warrants for Ps.8.4 million and the net proceeds from short-term debt for Ps.9.7 million.

As of June 30, 2007, we had cash and cash equivalents of Ps.86.2 million, an increase from the Ps.27.4 million balance as of June 30, 2006. The increase was primarily due to our acquisition and improvement of fixed assets for Ps.29.3 million, cash inflows from the sale of farms for Ps.25.3 million, cash outflows used in operating activities for Ps.56.1 million and dividend payments of Ps.5.5 million, partially offset by cash proceeds from the exercise of warrants for Ps.84.2 million and the net proceeds from short-term and long-term debt for Ps.39.4 million.

As of June, 2006, we had cash and cash equivalents totaling Ps.27.4 million, a decrease from the Ps.67.5 million balance as of June 30, 2005. This decrease was primarily due to our acquisition and improvement of fixed assets for Ps.55.8 million, an increase in investments in related companies of Ps.64.6 million, cash outflows used in operating activities for Ps.21.5 million and dividend payments of Ps.10.0 million, partially offset by cash proceeds from the exercise of warrants for Ps.53.6 million and the net proceeds from short-term and long-term debt for Ps.65.0 million.

Net Cash (Used in) Provided by Operating Activities

Six months ended December 31, 2006 and 2007

Net cash used in operations increased from Ps.5.8 million for the six months ended December 31, 2006 to Ps.11.2 million for the six months ended December 31, 2007. The increase in net cash used in operating activities was primarily due to an increase in current investments of Ps.4.5 million for the six months ended December 31, 2006 compared to the six months ended December 31, 2007, an increase in other receivable of Ps.12.9 million, an increase in inventories of Ps.24.3 million and an increase in trade accounts payable of Ps.2.9 million which were partially offset by a Ps.21.3 million decrease in trade accounts receivable, a decrease in social security payable, taxes payable and advances to customers of Ps.9.2 million, and dividends collected of Ps.1.6 million. Our operating activities resulted in net cash outflows of Ps.11.2 million for the six months ended December 31, 2007, mainly due to a Ps.37.4 million decrease in current investments, in trade accounts receivable, in social security payable, taxes payable and advances to customers, in trade accounts payable and dividends received that was offset by a Ps.57.7 million increase in other receivable and inventories.

Fiscal Year ended June 30 2006 and 2007

Net cash used in operations increased from Ps.21.5 million in fiscal year 2006 to Ps.56.1 million in fiscal year 2007. The increase in net cash used in operating activities was primarily due to the increase in current investments of Ps.1.1 million in fiscal year 2006 compared to fiscal year 2007, an increase in trade accounts receivable of Ps.27.2 million, an increase in other payables of Ps.3.8 million and an increase in inventories of Ps.39.6 million which were partially offset by a Ps.28.7 million decrease in other receivables, in trade accounts payable and in social security payable, expenses, taxes payable and advances to customers. Our operating activities resulted in net cash outflows of Ps.56.1 million for fiscal year 2007, essentially due to a decrease in current investments, in social security payable, expenses, taxes payable and advances to customers and dividends collect of Ps.13.1 million that was offset by an increase in trade accounts receivable, other receivables, inventories and trade accounts payable amounting to Ps.83.9 million.

Fiscal Year ended June 30 2005 and 2006

Net cash used in operations increased from Ps.10.1 million in fiscal year 2005 to Ps.21.4 million in fiscal year 2006. The increase in net cash used in operations activities was primarily due to the increase in other receivables, in trade accounts payable and in social security payable, expenses, taxes payable and advances to customers for Ps.40.3 million which were partially offset by a decrease in current investments of Ps.3.2 million in fiscal year 2005 compared to fiscal year 2006. Our operating activities resulted in net cash outflows of Ps.21.5 million for fiscal year 2006, essentially due to a decrease in current investments, inventories other debts and dividends collect of Ps.23.2 million that was offset by an increase in trade accounts receivable, other receivables, taxes payable, and advances to customers amounting to Ps.51.5 million.

Net Cash Provided by (Used in) Investing Activities

Six months ended December 31, 2006 and 2007

Net cash used in investing activities decreased from Ps.10.5 million for the six months ended December 31, 2006 to a net cash outflow of Ps.136.7 million for the six months ended December 31, 2007. Our investing activities resulted in a net cash outflow of Ps.143.0 million primarily as a result of investments in related companies and our acquisition and improvement of fixed assets for Ps.14.1 million, partially offset by our sale of productive agricultural assets for Ps.3.0 million and our collection of secured receivables from sale of farms for Ps.17.3 million.

Fiscal Year ended June 30 2006 and 2007

Net cash used in investing activities increased from Ps.110.9 million in fiscal year 2006 to a net cash out-flows of Ps.0.9 million in fiscal year 2007. Our investing activities resulted in net cash outflow of Ps.0.7 million in fiscal year 2007 mainly due to the acquisition and upgrading of fixed assets for Ps.29.3 million partially offset by the sale of fixed assets for Ps.25.3 million and collection of secured receivables from sale of farms for Ps.3.9 million.

Fiscal Year ended June 30 2005 and 2006

Net cash used in investing activities decreased from Ps.62.7 million in fiscal year 2005 to a net cash out-flows of Ps.110.9 million in fiscal year 2006. Our investing activities resulted in net cash outflow of Ps.110.9 million in fiscal year 2006 mainly due to investments in related companies of Ps.64.6 million and the acquisition and upgrading of fixed assets for Ps.55.8 million partially offset by the sale of fixed assets for Ps.5.6 million and collection of secured receivables from sale of farms for Ps.5.7 million.

Net Cash Provided by (Used in) Financing Activities

Six months ended December 31, 2006 and 2007

Net cash provided from financing activities increased from Ps.10.3 million for the six months ended December 31, 2006 to Ps.69.0 million for the six months ended December 31, 2007 primarily due to a Ps.60.1 million increase in proceeds from loans and by Ps.2.8 million of proceeds received from the exercise of warrants to acquire new shares of our common stock partially offset by a Ps.2.8 million increase in dividend payments for Ps.2.8 million and by our payment of a Ps.1.5 million secured payable from the purchase of farms. Our financing activities resulted in net cash inflows of Ps.69.0 million primarily due to the exercise of warrants and proceeds from financial loans for Ps.105.0 million partially offset by dividend payments, payments of financial loans and by the payment of secured payable from the purchase of farms for Ps.36.0 million.

Fiscal Year ended June 30 2006 and 2007

Net cash provided from financing activities increased from Ps.92.3 million in fiscal year 2006 to Ps.115.8 million in fiscal year 2007 primarily due to a decrease in proceeds of financial loans for Ps.25.6 million partially offset by the increase by the exercise of warrants for Ps.30.6 million and by the payment of secured payable from the purchase of farms for Ps.14.3 million. Our financing activities resulted in net cash inflows of Ps.115.8 million primarily due to the exercise of warrants and proceeds from financial loans for Ps.168.7 million partially offset by dividend payments and payments of financial loans for Ps.50.6 million.

Fiscal Year ended June 30 2005 and 2006

Net cash provided from financing activities increased from Ps.1.7 million in fiscal year 2005 to Ps.92.3 million in fiscal year 2006 primarily due to a increase in proceeds of financial loans for Ps.72.4 million and by the exercise of warrants for Ps.42.7 million partially offset by the payment of secured payable from the purchase of farms for Ps.16.5 million. Our financing activities resulted in net cash inflows of Ps.92.3 million primarily due to the exercise of warrants and proceeds from financial loans for Ps.137.8 million partially offset by dividend payments, payments of financial loans and payment of secured payable from purchase of farms for Ps.29.0 million.

We believe our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales.

Our Indebtedness

Convertible Note due 2007

On November 21, 2002, we issued US$50.0 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.5078 per common share which means that each convertible note may be exchanged for 1.9693 common shares. Additionally each convertible note contains a warrant attached that grants an option to acquire 1.9693 shares at a price of US$0.6093 each.

From the date of issuance through June 30, 2007, the holders of our convertible notes exercised their conversion rights for a total of 47.2 million units with a face value of US$1.0 each, issuing 92.9 million common shares with a face value of Ps.1.0 each. In addition, from the date of issuance through June 30, 2007, warrants issued by us were exercised for a total amount of 46.9 million, and 92.3 million shares were issued in exchange. We received funds aggregating US$56.2 million.

As of June 30, 2007, the outstanding amount of our convertible notes and warrants was US$2.8 million and 3.1 million, respectively, and the amount of our outstanding shares was 309,576,220. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. During the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 49,867,018 warrants and converted an aggregate of 49,910,874 convertible notes, respectively, increasing our capital stock to 320,774,772 issued and outstanding shares. As of December 31, 2007, there are no additional outstanding warrants or convertible notes to acquire our shares.

Credit Suisse Loan Agreement

On May 2, 2006, we entered into a loan agreement with Credit Suisse for a total consideration of US$8 million. The maturity of this loan agreement is on November 2, 2008, and the interest rate is 3-month LIBOR plus 375 basis points. The Credit Suisse loan agreement was initially secured by a repo on IRSA’s convertible bonds for a total of US$10 million which were subsequently replaced for 1,834,860 of IRSA’s GDRs, plus a U.S. dollar-denominated amount that fluctuates in accordance with the trading price of IRSA’s shares.

The Credit Suisse loan agreement imposes certain restrictions on our payment of dividends. We can pay or distribute, directly or indirectly, whether in cash or other property or in obligations to any other person up to US$5,000,000 for any calendar year:

•

any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our stockholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our stockholders as such; or

•	in return of any irrevocable equity contributions or in payment of interest other.

Other Loans

As a result of the investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro and IRSA, the acquisition of farms and the growing investments in developments in Northwestern Argentina in the course of this fiscal year, we have assumed indebtedness for levels higher than those incurred in previous fiscal years, totaling as of December 31, 2007 indebtedness in the amount of Ps.217.8 million.

We also have a loan agreement with Banco Patagonia dated August 13, 2007 for US$2,000,000 at an annual interest rate of 5.9% which is scheduled to mature on February 11, 2008. Pursuant to this agreement, we may not distribute cash dividends in an amount greater than the income resulting from our financial statements for the relevant fiscal year, nor shall we reduce our capital stock, except in case of mandatory reduction due to financial losses. We repaid the loan from Banco Patagonia at its scheduled maturity on February 11, 2008. We also have a loan agreement with Banco Santander Río dated July 11, 2007 for Ps.9.0 million with an annual interest rate of 10.4% which is scheduled to mature on July 6, 2008.

As of December 31, 2007 we had total loans for Ps.217.8 million, composed by: non-guaranteed loans, for Ps.154.9 million denominated in Pesos and Ps.37.7 million denominated in United States Dollars; and Ps.25.2 million are guaranteed loan contracts for the purpose of financing our investment in BrasilAgro.

For the 2008 fiscal year we intend to match these maturities to our cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary course of business, the sale of assets or the exercise of warrants attached to our convertible notes.

The following table presents our indebtedness as of December 31, 2007:

	Timetable of Maturity or Depreciation
	Currency	Under 1 year	Over 1 year and up to 2 years	Over 2 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Interest rate Annual average
		(in million of constant Pesos as of December 31, 2007) (1)(2)%
Loans
Unsecured loans	Ps.	154.9	—	—	—	—	154.9	Floating (average 9.53)
Unsecured loans	US$	37.7	—	—	—	—	37.7	5.9 –7.2
Secured loan	US$	25.2	—	—	—	—	25.2	Libor + 3.75

Total debt		217.8	—	—	—	—	217.8

(1)	Exchange rate as of December 31, 2007 US$1.00 = Ps.3.149.
(2)	Includes accrued interests

Our Capital Expenditures

For the six months ended December 31, 2007, our capital expenditures were Ps. 14.1 million. Our principal investments consisted of the development of our land reserves (including Ps.7.5 million in development of “Los Pozos” and “Agropecuaría Cervera S.A” farms), the acquisition of farms (including Ps. 0.4 million of the partial payment for the purchase of “La Adela”, Ps.0.2 million for the purchase of the “8 de Julio” farm and Ps.0.1 million in forestry activities). Other capital expenditures include Ps.1.0 million in wire fences, Ps.1.0 million for the improvement of our dairy farms, Ps.1.0 million for the improvement of facilities and Ps.0.6 million for machinery.

Capital expenditures totaled Ps.29.3 million, Ps.55.8 million and Ps.25.9 million for the fiscal years ended June 2007, 2006 and 2005, respectively, including property and equipment acquired in business combinations. Our capital expenditures consisted of the acquisition and improvement of productive agricultural assets, as well as purchases of farms.

Our future capital expenditures for the remainder of fiscal year 2008 will depend on the prevailing prices of land for agriculture and cattle as well as the evolution of commodity prices.

For the fiscal year ended June 30, 2007, our main investments consisted of Ps.9.7 million in the acquisition of real estate (including Ps.5.7 million in development of land reserve, Ps.3.9 million as partial payment for the purchase of “8 de Julio” farm and Ps.0.1 million in forestry activities), Ps.1.5 million in improvements (including Ps.0.6 million in wire fences, Ps.0.3 million in watering troughs, Ps.0.2 million in roads, Ps.0.2 million in improvements in third parties buildings and Ps.0.2 million in corrals and leading lanes), Ps.0.9 million in facilities, Ps.0.3 million in vehicles, Ps.14.6 million for construction in progress (including Ps.10.8 million in development of land reserve, Ps.2.4 million in dairy farm and Ps.1.3 million in wire fences, new pastures, improvement in the main house and water extractions), Ps.0.8 million in machinery, Ps.0.6 million in computer and communication accessories, Ps.0.7 million in construction, Ps.0.1 million in forest products post and Ps.0.1 million in advances.

For the fiscal year ended June 30, 2006, our main investments consisted of Ps.49.2 million in the acquisition of real estate (including Ps.39.3 million as partial payment for the purchase of “San Pedro” farm, Ps.9.7 million in development of land reserve and Ps.0.2 million in forestry activities), Ps.0.6 million in improvements, Ps.0.1 million in furniture and equipment, Ps.1.2 million in facilities (including Ps.0.8 million in general machinery and Ps.0.4 million in milking facility), Ps.1.3 million in new pastures, Ps.0.9 million in vehicles, Ps.0.2 million in construction, Ps.1.13 million in machinery (including Ps.0.8 million in general machinery and Ps.0.3 million in milking machinery), Ps.0.3 million in computer and communication accessories, Ps.0.9 million in construction in progress, Ps.0.1 million in feed lot and Ps.0.7 million in advances.

For the fiscal year ended June 30, 2005, our main investments consisted of Ps.12.5 million in the acquisition of real estate (including Ps.8.9 million in the purchase of “El Invierno” farm, Ps.1.1 million in the additional purchase of 72 hectares of “La Adela” farm, Ps.2.3 million in development of land reserve and Ps.0.2 million in forestry activities), Ps.0.2 million in improvements, Ps.0.1 million in furniture and equipment, Ps.4.2 million in facilities (including Ps.1.9 million in irrigation facilities, Ps.1.8 million in milking facilities and Ps.0.5 million in general facilities), Ps.1.1 million in new pastures, Ps.0.3 million in vehicles, Ps.0.6 million in construction, Ps.1.8 million in machinery (including Ps.1.2 million in irrigation machinery, Ps.0.4 million in milking machinery and Ps.0.1 million in general machinery), Ps.0.3 million in computer and communication accessories, Ps.4.6 million in construction in progress (including Ps.2.2 million in development of land reserve, Ps.1.0 million in watering troughs, Ps.0.6 million in roads and Ps.0.6 million in wire fences), Ps.0.1 million in feed lot and Ps.0.1 million in advances.

Our Contractual Obligations

The following table shows our contractual obligations as of December 31, 2007:

	Payments due by period (in millions of Pesos) (5)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Short-term debt:
Convertible notes accrued interest	—	—	—	—	—
Convertible notes(2)	—	—	—	—	—
Charitable donations(1)	1.2	—	—	—	1.2
Unsecured loans(3)	192.6	—	—	—	192.6
Secured loan(4)	25.2				25.2
Secured farm purchase obligations	12.0	—	—	—	12.0
Unsecured farm purchase obligations	—	—	—	—	—
Management fee payable(1)	1.4	—	—	—	1.4

Total	232.4	0	0	0	232.4

(1)	Obligations do not accrue interest.
(2)	Accrued interest at a fixed rate of 8% per annum.
(3)	Accrues interest at an average rate of 9.584% for checking account overdrafts and an average rate of 6.2623% for export financings.
(4)	Accrues interest at a variable rate equal to Libor + 3.75% per annum.
(5)	Includes accrued interest, as of December 31, 2007.

Off-Balance Sheet Arrangements

At December 31, 2007, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Trend Information

Our future operating results may be affected by variations in some factors, such as adverse changes in the price of commodities or the yield of crops. Accordingly, historical tendencies may not be representative of our future results. Our past results must not be considered indicative of our future performance. To mitigate certain risks associated with changes in weather and prices, we seek to apply hedging mechanisms through futures and option agreements in the grain market and to diversify our geographic areas of production.

Product Prospects

The sources of the following information are the Secretaría de Agricultura, Pesca y Alimentación de la República Argentina, the United States Department of Agriculture (“USDA”), the Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and our information.

Wheat

USDA projections for the 2007/2008 campaign at global level estimate a production of approximately 612 million tons of wheat, 3% higher than the previous campaign. In the Northern Hemisphere, where many crops have reached a well-developed stage, a wheat production increase is forecast especially in North America and Europe.

As regards Argentina, USDA projects a 14 million-ton production for the 2007/2008, 8% lower than the prior-year campaign. It is estimated that the sowed area will decrease by 3% due to the significant number of hectares that will be assigned to sunflower and soybean. A decrease in exports of about 14% is also expected.

Corn

Globally, USDA calculates a 777.1 million tons of corn and final stocks of 108.4 million, vis-à-vis 701 and 100.9 million, respectively, in the previous cycle. These figures show the impact of ethanol that takes up most of the production surplus. Given the demand of soybean and corn, in the fodder as well as in the power markets, and considering the current corn scarcity, it seem inevitable that in 2007/2008 the world area earmarked for corn will increase to the detriment of soybean.

The ongoing high corn prices would encourage farmers in Argentina and Brazil to increase the corn-sowed area to the detriment of the soybean area. For Argentina, USDA estimates that production would reach approximately 24 million tons, 7% higher than the previous campaign.

Soybean

In the case of soybean, for the 2007/2008 campaign, USDA projects a world production of 222.1 million tons, 14 million less than the previous year. This decrease is due to the USA decision to allot more land to corn to the detriment of the soybean sowed area by 15% in respect of the last campaign, estimating a 71 million-ton production. With world consumption growing from 9 million tons to 234.2 million tons, there would be a 12 million deficit, bringing world stock to 52 million tons.

On the other hand, USDA projects an increase in soybean sowing in South America where the soybean area is expected to increase by 1.4 million hectares in Brazil and 900,000 hectares in Argentina. Argentine production is estimated at approximately 47 million tons, slightly lower than the previous year.

Sunflower

Globally, sunflower production for the 2007/2008 campaign is projected at approximately 31 million tons compared to 32 million tons in the previous year. This decrease is due to a smaller sunflower sowing area in the main producing countries in the Northern Hemisphere. Sunflower production in the European Union is projected at 5.8 million tons vis-à-vis 6.2 million tons in the previous campaign.

International prices of vegetable oils, specially palm, rapeseed and soybean oils, are currently strong due to biofuel demand, a situation that affects sunflower oil prices. In Argentina, the interest for sunflower increased and it was reflected by a larger sowed areas based on high seed and oil prices which are expected to increase during the 2007/08 campaign vis-à-vis the previous cycle.

Beef Cattle

World beef prices have remained generally stable since late 2006. World beef exportable supplies continue to be limited due to the slow recovery of beef exports from North America to the main Asian markets, due to the discovery of bovine spongiform encephalopathy (BSE) cases.

In many developing countries, consumers are diversifying traditional eating habits, leaving aside basic cereals and adopting more westernized foods such as beef. Although we believe that world beef production is likely to increase in 2008, export taxes, restrictions on beef exports and other government policies currently being enforced in Argentina to restrain increases in beef prices in the Argentine market are likely to result in a decrease in beef production for 2008.

Milk

In recent months, prices of many dairy products in the international market have reached high levels, essentially due to the fact that world milk production has not kept pace with increasing demand. Although milk production in Argentina slightly decreased during 2007, we believe it is likely to grow in 2008. Investments made in the milk producing sector, in spite of export taxes, are enabling Argentina to focus on global export markets, especially in the powdered milk and cheese sectors. However, growth may be adversely affected by high prices in cereal crops, fodder cereals that reduce available pastures and adversely affect the profitability of dairy products.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of them. The use of financial derivatives instruments is oriented to our core business and is supervised by internal control policies.

The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this Prospectus. Uncertainties that are either non-financial or unable to be quantified, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

Foreign Exchange Risk

From April 1, 1991, until the beginning of 2002, Convertibility Law No. 23,928 was applicable to Argentina. This law established a fixed exchange rate, under which the Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level, during this period.

The primary economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Due to the end of the Convertibility Plan, our foreign exchange exposure has increased considerably.

Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. dollars. Although most of our liabilities are denominated in Pesos, a small percentage is in U.S. dollars, and fluctuations in the foreign currency exchange rate may affect us.

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. dollars, thus affecting our ability to service our U.S. dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our ADSs in the United States.

	As of December 31, 2007
	Expected contractual maturity date (Ps. million)
	Average Interest Rate(1)	Total Long-Term Outstanding Debt 2007 (3)	Under 1 year	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years
Long-Term Debt:
Fixed rate (US$ denominated)	6.50%	37.7	37.7	—	—	—	—
Variable rate (US$ denominated)(1)	Libor + 375%	25.2	25.2	—	—	—	—
Fixed rate (Ps. denominated)	—	—	—	—	—	—	—
Variable rate (2) (Ps. denominated)	15.57%	154.9	154.9	—	—	—	—

These amounts were converted to Pesos at an exchange rate of Ps. 3.149 per US$

(1)	Average interest rate means the weighted average prevailing interest rate as of December 31, 2007.
(2)	It includes a Ps. 10 millions loan with Banco Ciudad de Bs. As. In order to fix the interest rate of this loan we agreed an interest rate swap with Citibank. As consequence of this swap, our interest rate expenses add to 15.95%
(3)	Includes accrued interests as of December 31, 2007.

Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2007, that every variation in the exchange rate of Ps.0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps.6.29 million of our consolidated financial indebtedness.

We estimate, based on the current composition of our balance sheet as of December 31, 2007, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt in Pesos would result in a variation of approximately Ps.1.53 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness, while the same variation in the interest rate to our current floating-rate consolidated debt in US Dollars would result in a variation of approximately US$0.79 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. This analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Commodity Price Risk and Derivative Financial Instruments

We use derivative instruments to hedge risks arising out of our core agribusiness operations. We use a variety of commodity-based derivative instruments to manage our exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts and put and call option contracts. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

We usually cover up to 40% of our crop production in order to finance the operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, we have never kept a short position greater than our crop inventories. From time to time we may keep an additional long position in derivatives to improve the use of land and capital allocation (i.e., the use of land for rent). It is not our current intention to be exposed in a long derivative position in excess of 50% of our real production.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our futures and options contracts generally are large institutions with credit ratings equal to or higher than ours. We continually monitor the credit rating of such counterparties and seek to limit our financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed our obligations to the counterparties.

Futures and Options

As of December 31, 2007, we had outstanding futures and options as follows:

	Tons	Deposit/Cost (Ps.)	Premium Paid (Collected) (Ps.)	Option Market Value as of 12/31/07 (Ps.)	Market Value (Loss) Gain as of 12/31/07 (Ps.)
Crop
FUTURES
Purchase
Soybeans	2,720	—	—	—	(76.904)
NDF (*)					20,359

Sale
Corn	18,300	398,263	—	—	(1,015,306)
Soybean	22,700	705,743	—	—	(3,378,488)
Wheat	6,300	137,107	—	—	98,804
NDF (*)					83,820

OPTIONS
Call Buy
Corn	15,875		510,265	914,386	404,121
Soybean	8,160		548,739	546,876	(1,863)

Call sale
Corn	15,875	—	(280,587)	(795,473)	(514,886)
Soybean	10,160	76,683	(549,982)	(627,912)	(77,930)

Put Buy
Corn	500	—	6,218	155	(6,063)
Wheat	15,875	—	553,402	58,388	(495,014)
Soybeans	9,520	—	87,246	24,470	(62,776)

Put Sale
Corn	15,875	—	(157,782)	(31,963)	125,819
Soybean	11,520	62	(204,728)	(25,091)	179,637

Total	153,380	1,317,858	512,791	63,836	4,716,670

(*)	NDF: Non Delivery Forwards.

The deposits/cost on open futures and options as of December 31, 2007 was Ps.1.3 million, and futures generated an unrealized loss of Ps.4.2 million. The premiums paid for open options as of December 31, 2007 were Ps.0.5 million; the market value of such options was of Ps. 0.06 million. The options resulted in an unrealized loss of Ps.0.45 million. The total unrealized loss on open futures and options was Ps.4.7 million as of December 31, 2007.

The fair value of our futures and options contracts is determined by calculating the market value of futures contracts, the market value of options acquired and sold and the margin deposits of these contracts. We use valuation models only for internal analysis. Therefore, figures set forth in our tables reflect real market prices used for pricing portfolio.

We use the options operations to combine them with the futures operations, only as a means to reduce the exposure towards the decrease of the prices, as the fact of being a producer implies the position of being bought, up to the moment that the grains are harvested and sold.

IRSA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with IRSA’s audited consolidated financial statements and related notes appearing elsewhere in this prospectus included elsewhere in this offering memorandum. This management’s discussion and analysis of financial condition and results of operations discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “will,” “expects,” “anticipates,” “intends,” “believes” and similar language. IRSA’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this prospectus.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2005, 2006 and 2007 relate to IRSA’s fiscal years ended June 30, 2005, 2006 and 2007, respectively.

IRSA maintains its financial books and records in Pesos. IRSA prepares its consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 28 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to IRSA, and a reconciliation to U.S. GAAP of its net income and shareholders’ equity.

In order to comply with Comisión Nacional de Valores regulations, IRSA discontinued inflation accounting as of March 1, 2003 and recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represented departures from Argentine GAAP for the years ended June 30, 2006 and 2005. However, IRSA believes that such departures did not have a material effect on its financial statements.

IRSA’s Results of Operations

Overview

IRSA’s historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina (and in particular in the Buenos Aires metropolitan area where its activities and investments are concentrated). From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, restricted bank withdrawals, asymmetrically pesified debts and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it did result in a positive balance for Argentina’s current account which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s GDP increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the second half of 2002, Argentina’s overall GDP contracted 10.9% for the full year, receding to 1993 values, investment collapsed (with, for example, negative growth of 43% in the second quarter compared to the second quarter of 2001), and inflation increased sharply. The main impact of the crisis was the tremendous social hardship. Unemployment rose from 12.9% to 19.7% between 1998 and 2002, real wages declined 24% in 2002, and the poverty index increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, Argentina’s political environment was reorganized when Dr. Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005 and 9.8% during 2006. According to INDEC, inflation during 2007 was 8.5%.

In June 2005, the Argentine government completed a restructuring of the federal government’s public debt which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

Over the past four years, the Argentine economy has recovered significantly from the crisis, and the business environment has largely stabilized. IRSA believes that the current recovery has led to significant improvements and sets the stage for growth opportunities. Nevertheless, we cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Relating to Argentina.”

Economic Recovery and Improvements in IRSA’s Business Segments

Shopping centers

The profitability of IRSA’s shopping center business is highly sensitive to consumer spending, overall GPD growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GPD growth. This economic reactivation has significantly increased the revenues of Alto Palermo, IRSA’s subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, IRSA’s shopping center revenues were Ps.165.5 million, Ps.215.0 million, Ps.270.3 million and Ps.172.6 million, respectively.

Credit card operations

Tarshop is a subsidiary of Alto Palermo through which IRSA has rolled out a credit card business. Economic reactivation and the consequent increase in consumer spending have been fueling the growth in this business as in the case of the shopping center segment. Conceived originally as a marketing tool intended to stimulate sales at IRSA’s shopping centers, Tarshop’s credit card business has extended beyond IRSA’s shopping centers, becoming one of the fastest growing credit card businesses in the consumer credit industry in Argentina. As of December 31, 2007, Tarshop had 837,000 outstanding credit card accounts with more than Ps.835 million in outstanding loans most of which had been securitized as of such date. During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, the revenues of IRSA’s credit card operations were Ps.64.6 million, Ps.123.0 million, Ps.213.0 million and Ps.139.9 million, respectively.

Development and sale of properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last four years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in IRSA’s development and sale of properties segment. During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, IRSA’s development and sale of properties segment had revenues of Ps.32.3 million, Ps.104.0 million, Ps.75.8 million and Ps.63.0 million, respectively.

Offices and other non-shopping center rental properties

The profitability of offices and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which IRSA can lease its premises which in turn adversely affect IRSA’s revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last four years, significantly raising prices. During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, IRSA’s offices and other non-shopping center rental properties segment had revenues of Ps.19.4 million, Ps.30.6 million, Ps.55.7 million and Ps.44.8 million respectively.

Hotel operations

The revenues from IRSA’s hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also made domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, IRSA’s Hotel operations segment had revenues of Ps.87.1 million, Ps.103.8 million, Ps.122.7 million and Ps.76.0 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of IRSA’s overall operating results. These factors are based upon the information which is currently available to IRSA and do not represent all of the factors that are relevant to an understanding of IRSA’s current and future results of operations.

Recent gains on equity investees

IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of mortgage loans granted, and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario consummated a restructuring of its financial indebtedness in 2004 and since that time has recorded improving results of operations. For fiscal years ended June 30, 2006 and 2007, and the six months ended December 31, 2007, IRSA’s investment in Banco Hipotecario generated a gain of Ps.47.0 million, a gain of Ps.41.4 million and a loss of Ps.9.4 million respectively. The gains IRSA recorded in its 2006 and 2007 fiscal years, and the loss recorded in its six months ended December 31, 2007, represented 48.7%, 38.6%, and 161.8%, respectively, of its consolidated net income for such years and periods. We cannot give you any assurance that IRSA’s investment in Banco Hipotecario will generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare IRSA’s year-to-year results. For example, the Ps.31.0 million sale to a third party of 10% of the parcel known as Santa María de Plata and the Ps.26.2 million sale of plot Z of Dock III have significantly impacted IRSA’s results for its 2007 fiscal year. IRSA’s historical revenues have varied from period to period depending upon the timing of sales of properties, and IRSA’s future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of the IRSA’s consolidated financial statements included in this prospectus, IRSA has relied on variables and assumptions derived from historical experience and various other factors that IRSA deemed reasonable and relevant. Although IRSA reviews these estimates and assumptions in the ordinary course of business, the portrayal of its financial condition and results of operation often requires IRSA’s management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of its assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how IRSA’s management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	purchase accounting of real estate assets;

•	useful lives of real estate assets;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax; and

•	minimum presumed income tax.

Revenue recognition

IRSA primarily derives its revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from credit card operations and from hotel operations.

Accounting for real estate barter transactions. During the years ended June 30, 2007, 2006 and 2005 IRSA entered into certain non-monetary transactions with unrelated third parties pursuant to which IRSA sold parcels of land in the ordinary course of business in exchange for other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. IRSA believes that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on IRSA’s consolidated balance sheet as well as on its results of operations.

Recognition of inventories at net realizable value. Inventories, on which IRSA received payments in advance that establishes the sales price and the terms and conditions of the contract assuring the closing of the transaction and the realization of the gain, are valued at net realizable value. At June 30, 2007, payments for Ps.20.7 million were valued according to these criteria which was principally applied to the following developments: “Dock III – Plot X” for Ps.18.4 million and “San Martín de Tours” for Ps.1.5 million. IRSA believes that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on IRSA’s consolidated balance sheet as well as on its results of operations. The performance of a sensitivity analysis which reduced the market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” by Ps.2.3 million for IRSA’s fiscal year ended June 30, 2007.

Leases and services from shopping center operations. IRSA accounts for its leases with tenants as operating leases. IRSA generally charges tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Certain of IRSA’s lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. IRSA determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, IRSA does not recognize contingent rents until the required thresholds are exceeded.

IRSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA also charges its tenants a monthly administration fee, prorated among the tenants according to their leases which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. IRSA recognizes administration fees monthly when earned. In addition to rent, IRSA generally charges tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. IRSA recognizes admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA also derives revenues for parking lot fees charged to visitors. IRSA recognizes parking revenues as services are performed.

Leases and services from office and other buildings

IRSA accounts for its leases with tenants as operating leases. IRSA charges tenants a base rent on a monthly basis. IRSA recognizes rental income on a straight-line basis over the term of the leases.

Development and sale of properties. IRSA records revenue from the sale of properties when all of the following criteria are met: (a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed); (b) IRSA determines that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property); (c) IRSA’s receivables are not subject to future subordination (IRSA’s receivables will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and (d) IRSA has transferred to the buyer the risk and rewards of ownership and does not have a continuing involvement in the property.

IRSA generally enters into purchase and sale agreements with purchasers of units in its residential development properties prior to the commencement of construction. Pursuant to this practice, IRSA initiates its marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for IRSA, where property and/or unit purchasers pay IRSA an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Credit card operations

IRSA derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by IRSA; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance expenses to cardholders which are recognized on an accrual basis and (iv) interest income generated by financing and lending activities.

Hotel operations

IRSA recognizes revenues from occupation of rooms, catering, and restaurant facilities as earned on the close of each business day.

Purchase accounting of real estate assets

IRSA allocates the purchase price to assets acquired and liabilities assumed on a gross basis based on their fair values at the date of acquisition pursuant to the provisions of Technical Resolution No. 18 Specific Considerations for the Preparation of Financial Statements issued by FACPCE (“RT No. 18”). In estimating the fair value of the tangible and intangible assets and liabilities acquired, IRSA considers information obtained about each property as a result of IRSA’s due diligence, marketing and leasing activities. It applies various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. Depending upon the size of the acquisition, IRSA may engage an outside appraiser to perform a valuation of the tangible and intangible assets acquired. IRSA is required to make subjective estimates in connection with these valuations and allocations.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Useful lives of real estate assets

IRSA is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on IRSA’s net income. If IRSA would lengthen or shorten the expected useful life of a particular asset, it would be depreciated over more or less years and result in less or more depreciation expense and higher or lower net income.

Provisions for allowances and contingencies

IRSA provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of its agreements. Allowances are determined on a case-by-case basis, where applicable, by considering the present value of expected future cash flow or the fair market value of collateral if the loan is securitized. Determinations that an allowance should be recognized are dependent on information available at the time of the determination. As a result, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used at the time of the determination. IRSA has considered all events and/or transactions subject to reasonable and standard estimation procedures. The consolidated financial statements reflect these considerations.

IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimate of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material effect on IRSA’s future results of operations and financial condition or liquidity.

Impairment of long-lived assets

IRSA periodically evaluates the carrying value of its long-lived assets for impairment. IRSA considers the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. IRSA determines the fair market value of a long-lived asset primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved. The reposition value is mainly determined using independent appraisals or projections of future cash flows. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the period.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

IRSA believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•

it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices which requires significant adjustments because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so; and

•

the impact that recognizing an impairment would have on assets reported on IRSA’s balance sheet as well as on the results of IRSA’s operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002, IRSA had reviewed its assets in all segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002, IRSA had recognized an impairment of Ps.140.6 million. During fiscal years 2003 and 2005, IRSA also recognized, impairment losses totaling Ps.14.0 million and Ps.0.2 million, respectively. As a result of increases in the fair market values of the assets for which IRSA had recognized impairment losses, IRSA partially reversed those impairment losses, recognizing gains of Ps.25.4 million, Ps.63.0 million, Ps.28.2 million, Ps.12.6 million and Ps.2.6 million, for the years ended June 30, 2003, 2004, 2005, 2006 and 2007 respectively. Assets related to our business segments represented approximately 98.5% of IRSA’s total long-lived assets as of June 30, 2007.

The fair market value of IRSA’s office and rental properties was determined following the rent value method, taking into consideration each property’s future cash flow, its comparability with other properties in the market and its historic vacancy rates. The price per square meter of IRSA’s properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates are the lowest in history with rates below 2%. Moreover, IRSA currently believes that a significant amount of new office space, comparable to its existing buildings, is not likely to become available in the City of Buenos Aires during IRSA’s next two or three fiscal years. IRSA applied an assumed 5% vacancy rate in preparing its cash flow analyses. For buildings IRSA considers to be Class A (those having the best location and condition) the average price per square meter used was between Ps.68 and Ps.74 per square meter per month, while for buildings IRSA considers to be Class A/B (having very good location and/or condition) the average price was between Ps.37 and Ps.49 per square meter per month, and for buildings IRSA considers Class B/C (those having good location and/or condition) it was Ps.31 per square meter per month. The performance of a sensitivity analysis which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses of Ps.0.4 million, as of June 30, 2007.

With respect to IRSA’s Hotel Operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional expense as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. IRSA believes that tourism activities and related industries in Argentina have grown in the range of 13% to 18% over the last 12 months, well above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency.

Shopping centers were valued according to the rent value method. IRSA calculated discount rates considering each property’s location, its comparability with other properties in the market, its historic rental income, vacancy rates and cash flow. The average discount rates IRSA used ranged between 10.0% and 10.4%, and the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration the real vacancy.

IRSA used the open market method for determining the fair market value of its land reserves and inventories. IRSA estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. The performance of a sensitivity analysis which would have reduced the fair market value of these properties by 5% would have resulted in increased recognition of impairment losses as of June 30, 2007, of Ps.0.7 million.

Debt restructuring

Extension of the maturity date of Alto Palermo’s Convertible Notes. On August 20, 2002, Alto Palermo issued an aggregate amount of US$50.0 million of unsecured convertible notes in exchange for cash and the settlement of certain liabilities. These convertible notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares (at a conversion ratio of US$0.3240 per share) and originally matured on July 19, 2006. On May 2, 2006, Alto Palermo’s noteholders resolved to extend the maturity date of these convertible notes through July 19, 2014, the remaining terms and conditions remained unchanged.

Under Argentine GAAP, an exchange or modification of debt instruments is deemed to result in a substantially different debt instrument if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

IRSA believes that the accounting policy related to the extension of Alto Palermo’s convertible notes’ maturity date is a “critical accounting policy” because it required IRSA’s management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period. The impact on the fair market value of IRSA’s debt instruments could be material. Based on the analysis performed, IRSA concluded that the instruments were not substantially different and accordingly the old instrument was not extinguished.

Deferred income tax

IRSA recognizes income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

IRSA believes that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•

it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•

the impact that calculating income tax using this method would have on assets or liabilities reported on IRSA’s consolidated balance sheet as well as on the income tax result reported in IRSA’s consolidated statement of income could be material.

Minimum presumed income tax

IRSA calculates the minimum presumed income tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements the income tax. IRSA’s tax obligation each year will coincide with the highest amount due under either of these two taxes. However, if the minimum presumed income tax provision exceeds income tax in a given year, the amount in excess of income tax can be offset against income tax arising in any of the following ten years.

IRSA has recognized the minimum presumed income tax provision paid in previous years as a credit as IRSA estimates that it will offset future years’ income tax.

IRSA believes that the accounting policy relating to the minimum presumed income tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to IRSA’s future results that are highly susceptible to change from period to period, and as such the impact on IRSA’s financial position and results of operations could be material.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting for the appraisal revaluation of fixed assets;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation of rental revenue under straight-line method over the term of the leases;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the accounting for certain inventories to which we have received advance payments that fix sales price and the contractual terms assure the closing of the sale and the realization of the gain;

•

the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences;

•	the effect of the reversal of gain from recognition of financial receivables at net realizable value;

•	the effect of the reversal of capitalized exchange differences;

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate;

•	the cumulative effect of initial application of SAB 108; and

•	the deferral of certain revenues from life and disability insurance and origination fees.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 17 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus.

Net income under Argentine GAAP for the years ended June 30, 2005, 2006 and 2007 was approximately Ps.103.2 million, Ps.96.6 million and Ps.107.1 million, respectively, compared to approximately Ps.129.4 million, Ps.89.9 million and Ps.103.2 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2007, was Ps.1,485.8 million and Ps.1,646.7 million, respectively, compared to Ps.1,158.4 million and Ps.1,358.7 million, respectively, under U.S. GAAP.

Business Segment Reporting

IRSA has determined that its reportable segments are those based on IRSA’s method of internal reporting. Accordingly, IRSA has six reportable segments. These segments are “shopping centers,” “credit card operations,” “development and sale of properties,” “offices and other non-shopping center rental properties,” “hotel operations” and “financial operations and others.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of IRSA’s shopping centers principally consisting of lease and service revenues from tenants.

Credit card operations. IRSA operates a credit card consumer finance business through Alto Palermo’s majority-owned subsidiary Tarshop. IRSA’s Credit card operations consist primarily of lending and servicing activities relating to the credit card products IRSA offers to consumers at shopping centers, hypermarkets and street stores. IRSA finances a substantial majority of IRSA’s credit card activities through securitization of the receivables underlying the accounts IRSA originate. IRSA’s revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance expenses for life and disability insurance and fees for data processing which consist of processing and printing cardholder’s account statement.

Development and sale of properties. This segment includes the operating results of IRSA’s construction and/or sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from IRSA’s lease and service revenues for office space and other non-retail building properties.

Hotel operations. This segment includes the operating results of IRSA’s hotels principally comprised of room, catering and restaurant revenues.

Financial operations and others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities.

IRSA measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. IRSA evaluates performance and allocate its resources to each segment based on net income. IRSA does not depend on any one customer for the majority of its business.

Allocation of expenses and other gains to business segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Credit card operations and Hotel Operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other selling expenses are allocated appropriately among the remaining segments based on the specific segment which incurred the expenses.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Credit card operations and Hotel Operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 53.1% and 46.9% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Credit card operations and Hotel Operations segments) are allocated to the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments, respectively.

Allocation of results from retained interest in securitized receivables to business segments

Alto Palermo’s profits from its interest in Tarshop are allocated to IRSA’s Credit card operations segment.

Allocation of results from operations and holdings of real estate assets, net

These results are allocated to the segment that generates them which are Shopping centers, Development and sales of properties, Offices and other non-shopping center rental properties and Hotel Operations.

Allocation of the amortization of goodwill

Includes, principally, the amortization of goodwill generated from (i) the acquisition of Alto Palermo, (ii) the acquisition of Alto Palermo’s subsidiaries, (iii) the purchase of Alto Palermo’s convertible notes and (iv) the acquisition of 33% interest in Palermo Invest. The amortization is allocated to the segment that generates the corresponding goodwill.

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, exchange gain (loss) and other financial results allocated to each segment, as described below.

Gain (loss) on financial operations

The Shopping centers, Credit card operations and Hotel operations segments each manage their financial operations individually. The results generated on such operations are directly allocated to these segments. The remaining financial gains or losses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Interest income, interest on discounting of assets and liabilities and financial expenses

Only the results generated by Alto Palermo, Tarshop and IRSA’s hotels are recorded in the Shopping centers, Credit card operations and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Credit card operations, Hotel operations and Financial operations and others in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results

In the case of Shopping centers, Credit card operations and Hotel operations, exchange gains (losses) and other financial results are attributed to the segments giving rise to them. The remaining items are recorded in Financial Operations and Others as they are not directly related to any segment.

Allocation of (Loss) gain on equity investees

(Loss) gain on equity investees is allocated to the corresponding segments. (Loss) gain on equity investees carrying out activities not falling under any of IRSA’s segments of activity are recorded under Financial operations and Others.

Allocation of other expenses, net

The Shopping centers, Credit card operations and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among IRSA’s respective segments that generate them.

Allocation of income tax and minimum presumed income tax

The corresponding income tax is allocated to the segment that generates it and minimum presumed income tax is prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial Operations and Others segments.

The following tables show certain operating data by business activity:

As of and for the six months ended December 31, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and other	Total
	(in thousands of Ps.)
Income Statement Data
Revenues	63,011	44,823	172,567	75,974	139,901	340	496,616
Costs	(47,417)	(15,014)	(48,485)	(41,420)	(57,070)	(253)	(209,659)

Gross profit	15,594	29,809	124,082	34,554	82,831	87	286,957
Gain from recognition of inventories at net realizable value	1,382	—	—	—	—	—	1,382
Selling expenses	(1,869)	(1,630)	(12,512)	(7,272)	(38,099)	—	(61,382)
Administrative expenses	(10,943)	(10,698)	(16,757)	(15,749)	(31,229)	—	(85,376)
Net income from retained interest in securitized receivables	—	—	—	—	320	—	320

Operating income	4,164	17,481	94,813	11,533	13,823	87	141,901
Gross margin (2)	0.25	0.67	0.72	0.45	0.59	0.26	0.58
Operating margin (3)	0.07	0.39	0.55	0.15	0.10	0.26	0.29
Depreciation and amortizations (4)	160	14,849	36,086	6,524	941	—	58,560

Balance Sheet Data
Operating assets	431,226	864,644	1,469,291	224,593	152,698	—	3,142,452
Non operating assets	25,152	34,342	57,987	15,519	9,318	871,204	1,013,522
Total assets	456,378	898,986	1,527,278	240,112	162,016	871,204	4,155,974
Operating liabilities	14,169	62,461	198,080	33,204	202,131	—	510,045
Non operating liabilities	222,280	189,990	607,133	175,725	48,681	68,361	1,312,170
Total liabilities	236,449	252,451	805,213	208,929	250,812	68,361	1,822,215

(1)	Included offices, commercial and residential premises.
(2)	Gross profit divided by revenues.
(3)	Operating income divided by revenues.
(4)	Included in operating income.

As of and for the six months ended December 31, 2006	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and other	Total
	(in thousands of Ps.)
Income Statement Data
Revenues	30,753	22,989	133,224	62,651	89,296	1,418	340,331
Costs	(30,826)	(4,686)	(39,057)	(33,683)	(33,743)	(754)	(142,749)

Gross profit	(73)	18,303	94,167	28,968	55,553	664	197,582
Gain from recognition of inventories at net realizable value	6,965	—	—	—	—	—	6,965
Selling expenses	(2,379)	(1,343)	(10,242)	(6,188)	(22,882)	—	(43,034)
Administrative expenses	(7,402)	(6,536)	(15,193)	(12,792)	(20,410)	—	(62,333)
Net income from retained interest in securitized receivables	—	—	—	—	5,514	—	5,514

Operating income	(2,889)	10,424	68,732	9,988	17,775	664	104,694
Gross margin(2)	(0.00)	0.80	0.71	0.46	0.62	0.47	0.58
Operating margin(3)	(0.09)	0.45	0.52	0.16	0.20	0.47	0.58
Depreciation and amortizations(4)	—	4,134	31,613	5,189	554	—	41,490

Balance Sheet Data
Operating assets(5)	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets(5)	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets(5)	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities(5)	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities(5)	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities(5)	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(1)	Gross profit divided by revenues.
(2)	Operating income divided by revenues.
(3)	Included in operating income.
(4)	Information at June 30, 2007.

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands of Ps.)
Income Statement Data
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)
Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss) gain from operations and holdings of real estate assets, net	(18)	1,845	741	—	—	—	2,568
Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532
Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Other income (expenses), net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and minimum presumed income tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net income	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097
Gross margin(2)	0.24	0.70	0.66	0.44	0.64	0.43	0.58
Operating margin(3)	0.08	0.35	0.46	0.12	0.15	0.43	0.27
Net margin(4)	(0.17)	0.22	0.09	0.04	0.06	47.59	0.14
Depreciation and amortization(5)	39	16,256	67,046	12,358	1,297	—	96,996

Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(1)	Includes offices, commercial and residential premises.
(2)	Gross profit divided by revenues.
(3)	Operating income divided by revenues.
(4)	Net income divided by revenues.
(5)	Included in operating income.

As of and for year ended June 30, 2006	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands of Ps.)
Income Statement Data
Revenues	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)

Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Gain from recognition of inventories at net realizable value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,807)	(11,315)	(25,837)	(20,998)	(25,925)	—	(96,882)
Net income from retained interest in securitized receivables	—	—	—	—	2,625	—	2,625
Gain from operations and holdings of real estate assets, net	52	2,619	9,499	446	—	—	12,616

Operating income	44,277	11,862	105,583	14,552	24,836	56	201,166
Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
(Loss) gain on equity investees	—	—	(1,599)	146	—	43,110	41,657
Financial results, net	(5,383)	(4,579)	(23,273)	(1,935)	106	(5,862)	(40,926)
Other expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,894	7,283	70,219	12,348	24,593	29,217	182,554
Income tax and minimum presumed income tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income	36,841	3,755	15,417	4,339	8,981	27,240	96,573
Gross margin(2)	0.48	0.71	0.64	0.44	0.64	0.04	0.58
Operating margin(3)	0.43	0.39	0.49	0.14	0.20	0.04	0.35
Net margin(4)	0.35	0.12	0.07	0.04	0.07	19.26	0.17
Depreciation and amortization(5)	253	7,903	62,337	9,671	815	—	80,979

Balance Sheet Data
Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121
Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(1)	Includes offices, commercial and residential premises.
(2)	Gross profit divided by revenues.
(3)	Operating income divided by revenues.
(4)	Net income divided by revenues.
(5)	Included in operating income.

As of and for year ended June 30, 2005	Development and sale of properties	Offices and non- shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands of Ps.)
Income Statement Data
Revenues	32,311	19,431	165,529	87,120	64,558	940	369,889
Costs	(17,542)	(7,746)	(69,781)	(48,924)	(23,102)	(979)	(168,074)

Gross profit	14,769	11,685	95,748	38,196	41,456	(39)	201,815
Gain from recognition of inventories at net realizable value	17,317	—	—	—	—	—	17,317
Selling expenses	(1,961)	(922)	(10,655)	(9,792)	(13,496)	—	(36,826)
Administrative expenses	(10,080)	(9,771)	(16,548)	(19,434)	(14,837)	—	(70,670)
Net income from retained interest in securitized receivables	—	—	—	—	423	—	423
Gain from operations and holdings of real estate assets, net	521	12,228	13,093	2,096	—	—	27,938

Operating income (loss)	20,566	13,220	81,638	11,066	13,546	(39)	139,997
Amortization of goodwill	—	—	(1,421)	—	(242)	—	(1,663)
(Loss) gain on equity investees	—	—	(1,989)	12,197	—	56,999	67,207
Financial results, net	(5,633)	(4,127)	(17,380)	(4,189)	96	19,385	(11,848)
Other (expenses) income, net	—	—	(8,371)	223	56	(5,997)	(14,089)
Income before taxes and minority interest	14,933	9,093	52,477	19,297	13,456	70,348	179,604
Income tax and minimum presumed income tax	(13,089)	(1,784)	(28,751)	(1,179)	(4,864)	(3,540)	(53,207)
Minority interest	—	(2,112)	(16,317)	(3,824)	(899)	—	(23,152)
Net income	1,844	5,197	7,409	14,294	7,693	66,808	103,245
Gross margin(2)	0.46	0.60	0.58	0.44	0.64	(0.04)	0.55
Operating margin(3)	0.64	0.68	0.49	0.13	0.21	(0.04)	0.38
Net margin(4)	0.06	0.27	0.04	0.16	0.12	71.07	0.28
Depreciation and amortization(5)	252	6,672	57,885	8,824	458	—	74,091

Balance Sheet Data
Operating assets	343,803	364,420	1,093,242	133,035	31,538	—	1,966,038
Non-operating assets	55,442	58,766	3,586	2,136	7,092	431,366	558,388
Total assets	399,245	423,186	1,096,828	135,171	38,630	431,366	2,524,426
Operating liabilities	11,040	68,129	99,139	20,313	48,776	—	247,397
Non operating liabilities	96,332	72,266	296,788	44,735	11,365	57,475	578,961
Total liabilities	107,372	140,395	395,927	65,048	60,141	57,475	826,358

(1)	Includes offices, commercial and residential premises.
(2)	Gross profit divided by revenues.
(3)	Operating income divided by revenues.
(4)	Net income divided by revenues.
(5)	Included in operating income.

IRSA’s Results of Operations for the six months ended December 31, 2007 and 2006

Revenues

Revenues increased by 45.9%, from Ps.340.3 million during the six month period ended December 31, 2006 to Ps.496.6 million during the six months ended December 31, 2007, principally due to an increase in revenue from IRSA’s Credit Card Operations, Shopping Centers, Offices and Other Non-Shopping Center Rental Properties and Hotel Operations segments, partially offset by a decrease in revenues from the Financial Operations and Others segment.

Development and Sale of Properties

Revenues from the Development and Sale of Properties segment increased by 104.9% from Ps.30.8 million during the six months ended December 31, 2006 to Ps.63.0 million during the six months ended December 31, 2007. Revenues related to this business segment often vary significantly from period to period depending on (i) the number and the price of properties sold and (ii) properties under construction and the status of such projects.

This increase in revenues was principally due to revenues generated during the six months ended December 31, 2007 from the sale of Plot Y, Dock III for Ps.56.6 million and from the exchange of a parcel of land in the development known as “Torres Rosario” for housing units and garages valued at Ps.3.4 million.

Offices and Other Non-Shopping Center Rental Properties

Revenues from the Offices and Other Non-Shopping Center Rental Properties segment increased by 95.0% from Ps.23.0 million during the six months ended December 31, 2006 to Ps.44.8 million during the six months ended December 31, 2007. This increase was principally due to an increase of Ps.22.3 million in revenue from office rentals from Ps.21.3 million during the six months ended December 31, 2006 to Ps.43.6 million during the six months ended December 31, 2007. The Ps.22.3 million of increased revenues consisted primarily of (i) Ps.14.7 million in rental revenues from recently acquired class A office buildings, including Ps.6.6 million from Bouchard 551 (acquired in March 2007), Ps.5.1 million from Della Paolera 265 (acquired in August 2007) and Ps.3.0 million from Dock del Plata (acquired in November 2006) and (ii) Ps.7.6 million in rental revenues from increases in prices charged per square meter and higher occupancy rates (which increased from 98.1% during the six months ended December 31, 2006 to 98.6% during the six months ended December 31, 2007).

Shopping Centers

Revenues from the Shopping Centers segment increased by 29.5% from Ps.133.2 million during the six months ended December 31, 2006 to Ps.172.6 million during the six months ended December 31, 2007. This increase was principally due to an increase of Ps.33.6 million from rental revenues and admission rights resulting from a 31.3% increase in tenants’ total sales. Tenants’ total sales increased from Ps.1,425.3 million during the six months ended December 31, 2006 to Ps.1,870.8 million during the six months ended December 31, 2007. The average occupancy rate of IRSA’s Shopping Centers decreased from 99.1% during 2006 to 98.7% during 2007.

Hotel Operations

Revenues from the Hotel Operations segment increased 21.3% from Ps.62.7 million during the six months ended December 31, 2006 to Ps.76.0 million during the six months ended December 31, 2007. This increase was primarily due to (i) an increase of 16.9% in the average rate per hotel room (Ps.470.0 per night during the six months ended December 31, 2006 compared to Ps.549.0 per night during the same period in 2007); (ii) an increase in the average occupancy rate from 74.5% during the six months ended December 31, 2006 to 79.5% during the same period in 2007 and (iii) a 27.2% increase in the number of rooms at the Hotel Llao Llao during the six months ended December 31, 2007.

Credit Card Operations

Revenues from the Credit Card Operations segment increased 56.7% from Ps.89.3 million during the six months ended December 31, 2006 to Ps.139.9 million during the six months ended December 31, 2007. This increase resulted primarily from (i) improved Argentine macroeconomic conditions during 2007 and a resulting increase in consumer spending; (ii) the issuance of 14,926 new Tarshop credit cards; (iii) the continuing expansion of services provided to Tarshop customers; (iv) an increase in fees charged for issuance of statements and credit cards; (v) an increase in interest revenue resulting primarily from increases in market interest rates; and (vi) an increase in credit card balances of 27.4% and (vii) an increase of 35.2% in the number of merchants who accept IRSA’s credit cards.

Financial Operations and Others

Revenues from the Financial Operations and Others segment decreased Ps.1.1 million from Ps.1.4 million during the six months ended December 31, 2006 to Ps.0.3 million during the six months ended December 31, 2007.

Costs

Costs increased 46.9% from Ps.142.7 million during the six months ended December 31, 2006 to Ps.209.7 million during the six months ended December 31, 2007 as a result of increases in costs related to the Credit Card Operations, Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties, Shopping Centers and Hotel Operations segments.

Costs as percentage of IRSA’s revenue increased from 41.9% during the six months ended December 31, 2006 to 42.2% during the six months ended December 31, 2007.

Development and Sale of Properties

Costs related to the Development and Sale of Properties segment increased 53.8% from Ps.30.8 million during the six months ended December 31, 2006 to Ps.47.4 million during the six months ended December 31, 2007. Costs related to this business segment often vary significantly from period to period depending on (i) the number and price of properties sold and (ii) properties under construction and the status of such projects.

The increase in costs during the six months ended December 31, 2007 primarily resulted from costs of Ps.41.8 million relating to the sale of Plot Y, Dock III and costs of Ps.3.3 million relating to the exchange of a parcel of land in the development known as “Torres Rosario” for housing units and garages.

Costs related to the Development and Sale of Properties segment as percentage of revenue from this segment decreased from 29.3% during the six months ended December 31, 2006 to 28.1% during the six months ended December 31, 2007.

Offices and Other Non-Shopping Center Rental Properties

Costs related to the Offices and Other Non-Shopping Center Rental Properties segment increased 220.4% from Ps.4.7 million during the six months ended December 31, 2006 to Ps.15.0 million during the six months ended December 31, 2007. Depreciation is the most significant cost component in this segment.

The increase in costs for the six months ended December 31, 2007 compared to the same period in 2006 was primarily due to (i) an increase in depreciation expense of Ps.6.2 million as a result of the incorporation of three new rental buildings into IRSA’s portfolio of properties, Bouchard 551, Della Paolera 265 and Dock del Plata and (ii) an increase in depreciation expense of Ps.3.2 million, as a result of a change in the remaining useful lives of IRSA’s rental buildings which were in the aggregate reduced from an average of 496 months during the six months ended December 31, 2006 to an average of 253 months during the six months ended December 31, 2007.

Costs related to the Offices and Other Non-Shopping Center Rental Properties segment as percentage of revenue from this segment increased from 20.4% during the six months ended December 31, 2006 to 33.5% during the six months ended December 31, 2007.

Shopping Centers

Costs related to the Shopping Centers segment increased 24.1% from Ps.39.1 million during the six months ended December 31, 2006 to Ps.48.5 million during the six months ended December 31, 2007. This increase in costs resulted primarily from (i) an increase in costs relating to not recovered expenses of Ps.2.1 million; (ii) an increased depreciation and amortization charge of Ps.4.3 million; (iii) an increase in costs related to reforms and modifications to the Shopping Centers of Ps.1.3 million and (iv) an increase in contingency costs of Ps.1.0 million.

Costs related to the Shopping Center segment as percentage of revenue from this segment decreased from 29.3% during the six months ended December 31, 2006 to 28.1% during the six months ended December 31, 2007.

Hotel Operations

Costs related to the Hotel Operations segment increased 23.0% from Ps.33.7 million during the six months ended December 31, 2006 to Ps.41.4 million during the six months ended December 31, 2007 primarily due to an increase in salaries and social security charges, depreciation of assets (remaining useful lives of IRSA’s hotels were reduced from an average of 408 months to 207 months during these periods, respectively), food and beverage costs, repairs and maintenance, utilities and fees and commissions paid.

Costs of Hotel Operations as percentage of revenue from this segment increased from 53.8% during the six months ended December 31, 2006 to 54.5% during the six months ended December 31, 2007.

Credit Card Operations

Costs related to the Credit Card Operations segment increased 69.1% from Ps.33.7 million during the six months ended December 31, 2006 to Ps.57.1 million during the six months ended December 31, 2007. This increase was primarily due to (i) an increase of Ps.9.2 million in interest expense and commissions owed to third-party providers of collections and other related services; (ii) an increase of Ps.6.4 million in salaries and social security expense as a result of a 15.5% increase in the number of Tarshop’s employees (from 1,184 employees as of December 31, 2006 to 1,368 employees as of the same period in 2007); (iii) an increase in fees and services owed to third parties of Ps.2.1 million for other services; (iv) an increase in tax rates, contributions and tax-related services of Ps.3.1 million and (v) an increase in lease rates and lease-related services of Ps.2.2 million.

Costs related to Credit Card Operations as percentage of revenue from this segment increased from 37.8% during the six months ended December 31, 2006 to 40.8% during the six months ended December 31, 2007.

Financial Operations and Others

Costs related to the Financial Operations and Others segment decreased Ps.0.5 million from Ps.0.8 million during the six months ended December 31, 2006 to Ps.0.3 million during the six months ended December 31, 2007.

Gross profit

As a result of the above, gross profit increased 45.2% from Ps.197.6 million during the six months ended December 31, 2006 to Ps.287.0 million during the six months ended December 31, 2007, mainly as a result of the improvement in the gross profit of the Shopping Centers, Credit Card Operations, Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties and Hotel Operations segments which was partially offset by a decrease in the gross profit of Financial Operations and Others segment.

Gross profit, calculated as a percentage of revenue, decreased from 58.1% during the six months ended December 31, 2006 to 57.8% during the six months ended December 31, 2007.

Gain from recognition of inventories at net realizable value

During the six months ended December 31, 2007, IRSA recorded a gain of Ps.1.4 million from the recognition of inventories at net realizable value, primarily in connection with Plot X, Dock III in the amount of

Ps.1.3 million, compared to a gain of Ps.7.0 million during the six months ended December 31, 2006, primarily in connection with Plot X, Dock III in the amount of Ps.4.6 million and San Martin de Tours in the amount of Ps.2.2 million.

Selling expenses

Selling expenses increased 42.6% from Ps.43.0 million during the six months ended December 31, 2006 to Ps.61.4 million during the six months ended December 31, 2007 principally due to an increase in selling expenses from the Credit Card Operations, Shopping Centers, Hotel Operations and Offices and Other Non-Shopping Center Rental Properties segments, partially offset by a decrease in Development and Sale of Properties segment.

Selling expenses as percentage of revenue decreased from 12.6% during the six months ended December 31, 2006 to 12.4% during the six months ended December 31, 2007.

Development and Sale of Properties

Selling expenses for the Development and Sale of Properties segment consist of sales tax, commissions and expenses derived from sales, advertising and marketing and provisions for doubtful accounts. Selling expenses decreased 21.4% from Ps.2.4 million during the six months ended December 31, 2006 to Ps.1.9 million during the six months ended December 31, 2007, mainly due to a decrease in commissions and other sales expenses and sales tax.

Selling expenses related to the Development and Sale of Properties segment as percentage of revenue from this segment decreased from 7.7% during the six months ended December 31, 2006 to 3.0% during the six months ended December 31, 2007.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses for the Offices and Other Non-Shopping Center Rental Properties segment increased Ps.0.3 million from Ps.1.3 million during the six months ended December 31, 2006 to Ps.1.6 million during the six months ended December 31, 2007 due principally to an increase in provisions for doubtful accounts.

Selling expenses for the Offices and Other Non-Shopping Center Rental Properties segment as a percentage of revenue from this segment decreased from 5.8% during the six months ended December 31, 2006 to 3.6% during the six months ended December 31, 2007.

Shopping Centers

Selling expenses for the Shopping Centers segment increased 22.2% from Ps.10.2 million during the six months ended December 31, 2006 to Ps.12.5 million during the six months ended December 31, 2007 due to (i) an increase in the provision for doubtful accounts of Ps.1.9 million; (ii) an increase of Ps.1.2 million in salaries and social security expenses and (iii) an increase of Ps.0.9 million in expositions and events.

Selling expenses for the Shopping Centers segment as a percentage of revenue from this segment decreased from 7.7% during the six months ended December 31, 2006 to 7.3% during the six months ended December 31, 2007.

Hotel Operations

Selling expenses for the Hotel Operations segment increased 17.5% from Ps.6.2 million during the six months ended December 31, 2006 to Ps.7.3 million during the six months ended December 31, 2007 principally due to an increase in commissions, sales tax, salaries and social security expenses and advertising and marketing expenses, due primarily to greater sales activity.

Selling expenses for the Hotel Operations segment as a percentage of revenue from this segment decreased from 9.9% during the six months ended December 31, 2006 to 9.6% during the six months ended December 31, 2007.

Credit Card Operations

Selling expenses for the Credit Card Operations segment increased 66.5% from Ps.22.9 million during the six months ended December 31, 2006 to Ps.38.1 million during the six months ended December 31, 2007 principally due to (i) an increase of Ps.6.0 million in advertising and marketing expenses; (ii) an increase of Ps.5.4 million in the provision for doubtful accounts and (iii) an increase in sales tax expense of Ps.3.3 million.

Selling expenses for the Credit Card Operations segment as a percentage of revenue from this segment increased from 25.6% during the six months ended December 31, 2006 to 27.2% during the six months ended December 31, 2007.

Administration expenses

Administration expenses increased 37.0% from Ps.62.3 million during the six months ended December 31, 2006 to Ps.85.4 million during the six months ended December 31, 2007 due to an increase in activity in the Credit Card Operations segment and, to a lesser extent, increases in each of the remaining segments. The principal items included in administration expense are administrative personnel salary and social security expenses, fees and payments for services, directors’ fees, bank charges, depreciation of other fixed assets and taxes (other than sales taxes).

Administration expenses as a percentage of revenue decreased from 18.3% during the six months ended December 31, 2006 to 17.2% during the six months ended December 31, 2007.

Development and Sale of Properties

Administration expenses for the Development and Sale of Properties segment increased 47.8% from Ps.7.4 million during the six months ended December 31, 2006 to Ps.10.9 million during the six months ended December 31, 2007 primarily due to (i) an increase of Ps.1.6 million in fees and compensation for services; (ii) an increase of Ps.0.9 million in director fees; (iii) an increase of Ps.0.6 million in bank charges and (iv) an increase of Ps.0.5 million in salary, bonus and social security expenses.

Administration expenses for the Development and Sale of Properties segment as a percentage of revenue from this segment decreased from 24.1% during the six months ended December 31, 2006 to 17.4% during the six months ended December 31, 2007.

Offices and Other Non-Shopping Center Rental Properties

Administration expenses for the Offices and Other Non-Shopping Center Rental Properties segment increased 63.7% from 6.5 million during the six months ended December 31, 2006 to Ps.10.7 million during the six months ended December 31, 2007. This increase is principally due to (i) an increase of Ps.1.9 million in fees and compensation for services; (ii) an increase of Ps.1.2 million of directors fees; (iii) an increase of Ps.0.7 million of bank charges and (iv) and increase of Ps.0.3 million in salary and social security expenses.

Administration expenses for the Offices and Other Non-Shopping Center Rental Properties segment as percentage of revenue from this segment decreased from 28.4% during the six months ended December 31, 2006 to 23.9% during the six months ended December 31, 2007.

Hotel Operations

Administration expenses for the Hotel Operations segment increased 23.1% from Ps.12.8 million during the six months ended December 31, 2006 to Ps.15.7 million during the six months ended December 31, 2007, principally due to an increase of Ps.3.1 million in expenses mostly due to an increase in salary and social security expenses of Ps.2.3 million.

Administration expenses for the Hotel Operations segment as percentage of revenue from this segment increased from 20.4% during the six months ended December 31, 2006 to 20.7% during the six months ended December 31, 2007.

Shopping Centers

Administration expenses for the Shopping Centers segment increased 10.3% from Ps.15.2 million during the six months ended December 31, 2006 to Ps.16.8 million during the six months ended December 31, 2007 principally due to (i) an increase in taxes of Ps.0.9 million, mainly from tax on banks debits and credits; (ii) an increase in directors fees of Ps.0.6 million and (iii) an increase in salary and social security expenses of Ps.0.4 million.

Administration expenses for the Shopping Centers segment as percentage of the revenue from this segment decreased from 11.4% during the six months ended December 31, 2006 to 9.7% during the six months ended December 31, 2007.

Credit Card Operations

Administration expenses for the Credit Card Operations segment increased 53.0% from Ps.20.4 million during the six months ended December 31, 2006 to Ps.31.2 million during the six months ended December 31, 2007. This increase is principally due to (i) an increase in salary and security charges of Ps.5.7 million as a result of salary increases and an increase of 15.5% in employees (from 1,184 employees as of December 31, 2006 to 1,368 employees as of December 31, 2007); (ii) an increase in expenses for fees and compensation for services of Ps.2.1 million; (iii) higher property lease expenses and taxes of Ps.2.6 million; and (iv) an increase in other personnel and other for Ps.1.0 million.

Administration expenses for the Credit Card Operations segment as percentage of the revenue from this segment decreased from 22.9% during the six months ended December 31, 2006 to 22.3% during 2007.

Net income from retained interest in securitized receivables

Net income from retained interest in securitized receivables relates to Tarshop’s participation in the Tarjeta Shopping Credit Cards Trust. Net income decreased 94.2% from Ps.5.5 million during the six months ended December 31, 2006 to Ps.0.3 million during the six months ended December 31, 2007.

Operating income

Operating income increased 35.5% from Ps.104.7 million during the six months ended December 31, 2006 to Ps.141.9 million during the six months ended December 31, 2007 mainly due to an increase in operating income from the Shopping Centers, Offices and Other Non-Shopping Center Rental Properties, Development and Sale of Properties and Hotel Operations segments, partially offset by a decrease in the operating income from the Credit Card Operations and Financial Operations and Others segments.

Operating income as percentage of revenue decreased from 30.8% during the six months ended December 31, 2006 to 28.6% during the six months ended December 31, 2007.

Development and Sale of Properties

Operating income from the Development and Sale of Properties segment increased 244.1% from a loss of Ps.2.9 million during the six months ended December 31, 2006 to a gain of Ps.4.2 million during the six months ended December 31, 2007 primarily due to an increase in revenue and a decrease in selling expenses, partially offset by (i) an increase in costs, (ii) a reduction in the gain from valuation of inventories at net realizable value and (iii) an increase in administrative expenses.

Operating income from the Development and Sale of Properties segment as percentage of revenue from this segment increased from (9.4%) during the six months ended December 31, 2006 compared to 6.6% during the six months ended December 31, 2007.

Offices and Other Non-Shopping Center Rental Properties

Operating income from the Offices and Other Non-Shopping Center Rental Properties segment increased 67.7% from Ps.10.4 million during the six months ended December 31, 2006 to Ps.17.5 million during the six months ended December 31, 2007 mostly due to an increase in revenue, partially offset by higher costs and an increase in administrative and selling expenses.

Operating income from the Offices and Other Non-Shopping Center Rental Properties segment as percentage of revenue from this segment decreased from 45.3% during the six months ended December 31, 2006 to 39.0% during the six months ended December 31, 2007.

Shopping Centers

Operating income from the Shopping Centers segment increased 37.9% from Ps.68.7 million during the six months ended December 31, 2006 to Ps.94.8 million during the six months ended December 31, 2007 mostly due to an increase in revenues, partially offset by an increase in costs, selling expenses and administration expenses.

Operating income from the Shopping Centers segment as a percentage of revenue from this segment increased from 51.6% during the six months ended December 31, 2006 to 54.9% during the six months ended December 31, 2007.

Hotel Operations

Operating income from the Hotel Operations segment increased 15.5% from Ps.10.0 million during the six months ended December 31, 2006 to Ps.11.5 million for the six months ended December 31, 2007 mostly due to an increase in revenue partially offset by an increase in costs, administrative and selling expenses.

Operating income from the Hotel Operations segment as percentage of revenue from this segment decreased from 15.9% during the six months ended December 31, 2006 to 15.2% during the six months ended December 31, 2007.

Credit Card Operations

Operating income from the Credit Card Operations segment decreased 22.2% from Ps.17.8 million during the six months ended December 31, 2006 to Ps.13.8 million during the six months ended December 31, 2007 mostly due to an increase in costs and selling and administrative expenses and by a decrease in net income from retained interest in securitized receivables, partially offset by an increase in revenue.

Operating income from the Credit Card Operations segment as percentage of revenue from this segment decreased from 19.9% during the six months ended December 31, 2006 compared to 9.9% during the six months ended December 31, 2007.

Financial Operations and Others

Operating income from the Financial Operations and Others segment decreased Ps.0.6 million from Ps.0.7 million during the six months ended December 31, 2006 to Ps.0.1 million during the six months ended December 31, 2007.

Operating income from the Financial Operations and Others segment as percentage of revenues from this segment decreased from 46.8% during the six months ended December 31, 2006 to 25.6% during the six months ended December 31, 2007.

Amortization of goodwill

The amortization of goodwill includes (i) the amortization of goodwill relating to the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) IRSA’s negative goodwill generated by the purchase of shares in Alto Palermo and Palermo Invest S.A. Amortization of goodwill increased Ps.1.1 million from a loss of Ps.0.5 million during the six months ended December 31, 2006 to a gain of Ps.0.6 million during the six months ended December 31, 2007.

(Loss) gain on equity investees

Gain from equity investees decreased Ps.24.1 million from a revenue of Ps.15.0 million during the six months ended December 31, 2006 to a loss of Ps.9.1 million during the six months ended December 31, 2007. This decrease principally resulted from a decrease of Ps.25.0 million in Banco Hipotecario’s revenues from an income of Ps.15.6 million during the six months ended December 31, 2006 to a loss of Ps.9.4 million during the six months ended December 31, 2007.

The decrease in Banco Hipotecario’s revenues during the six months ended December 31, 2007 was partially due to its negative results during the six months ended December 31, 2007 caused by primarily the effects of marking-to-market Banco Hipotecario’s holdings of certain financial assets.

Financial results, net

Financial results, net decreased Ps.67.2 million from a gain of Ps.12.3 million during the six months ended December 31, 2006 to a loss of Ps.54.9 million during the six months ended December 31, 2007. This loss was primarily derived from (i) a decrease of Ps.44.2 million in results of financial operations mainly due to a decrease of Ps.42.7 million in the market value of Dolphin fund Plc.; (ii) a negative exchange difference of Ps.5.6 million in comparison to the six months ended December 31, 2006 due to a depreciation during the current period of the Argentine peso against the US dollar; (iii) an increase of Ps.31.8 million for increased financing expenses principally due to the higher charge for interest paid as a result of the negotiable bonds issued by IRSA and Alto Palermo during the current fiscal year partially offset by (x) a decrease in interest generated by the repurchase, in October 2007, of IRSA’s floating rate guaranteed negotiable obligations in the amount of US$37.4 million; (y) the re-payment of an unsecured loan in the amount of US$51.0 million and (z) the partial amortization of principal of the abovementioned debts until their settlement. These decreases were partially offset by an increase of Ps.18.1 million as a result of interest earned during the six months ended December 31, 2007 in comparison with the same period in 2006, primarily from gains on investment instruments and other interest earned by Alto Palermo.

Other expenses, net

Other expenses, net, decreased 28.9% from Ps.6.3 million during the six months ended December 31, 2006 to Ps.4.5 million during the six months ended December 31, 2007 principally due to the effect of a higher recovery of reserves for doubtful accounts of Ps.3.7 million; partially offset by (i) a Ps.0.8 million increase in personal assets tax payments which pursuant to Argentine law IRSA is required to make on behalf of its shareholders and (ii) an increase of Ps.0.7 million in donation expenses.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest decreased Ps.51.1 million from Ps.125.2 million during the six months ended December 31, 2006 to Ps.74.1 million during the six months ended December 31, 2007.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased 22.6% from Ps.37.9 million during the six months ended December 31, 2006 to Ps.46.5 million during the six months ended December 31, 2007. IRSA applied the deferred tax method to calculate IRSA’s income tax for the two periods recognizing the temporary differences in the accounting and in tax assets and liabilities.

Minority interest

This line item includes IRSA’s proportional participation in subsidiaries where it holds a minority interest. The negative result caused by third parties’ participation in such subsidiaries increased 3.1% from a loss of Ps.21.2 million during the six months ended December 31, 2006 to a loss of Ps.21.9 million during the six months ended December 31, 2007 primarily as a consequence of an increase in the income accounts in related companies in which IRSA has a minority interest and by IRSA’s acquisition of the remaining 33.3% interest in Palermo Invest S.A. eliminating the minority interest effect of such entity

Net income

Due to the above mentioned issues, net income decreased Ps.60.3 million from Ps.66.1 million during the six months ended December 31, 2006 to Ps.5.8 million during the six months ended December 31, 2007.

IRSA’s Results of Operations for the Fiscal Years ended June 30, 2007 and 2006

Revenues

Revenues increased 27.9% from Ps.577.7 million in fiscal year 2006 to Ps.738.8 million in fiscal year 2007, primarily due to increases in the revenues of each of IRSA’s Credit card operations, Shopping Centers, Offices and Other Non-Shopping Center Rental Properties and Hotel Operations segments, partially offset by a decrease in the revenues of IRSA’s Development and Sale of Properties segment.

Shopping Centers

Revenues from IRSA’s Shopping Centers segment increased 25.7% from Ps.215.0 million in fiscal year 2006 to Ps.270.3 million in fiscal year 2007. This increase was principally due to a Ps.55.3 million increase in revenues from rentals and admission rights as a consequence of: (i) an 18.0% increase in the average rental price per square meter and (ii) a 24.3% increase in the total sales of IRSA’s lessees, from Ps.2,273.3 million during fiscal year 2006 to Ps.2,825.8 million during fiscal year 2007, resulting in a Ps.552.5 million increase in revenues from variable rental payments. The average occupancy rate of IRSA’s shopping centers decreased from 99.1% in fiscal year 2006 to 97.0% in fiscal year 2007.

Development and Sale of Properties

Revenues from IRSA’s Development and Sale of Properties segment decreased 27.1% from Ps.104.0 million in fiscal year 2006 to Ps.75.8 million in fiscal year 2007. This business segment generally does not show consistently recurring revenues due to the nature of IRSA’s business. As a result, period-on-period comparisons may vary significantly depending on the projects that IRSA is developing and their degree of completion. The decrease of the revenues of this segment in fiscal year 2006 was principally due to the absence in fiscal year 2007 of Ps.104.0 million of revenues which were recognized during fiscal year 2006 principally arising from the following operations:

•	Ps.41.8 million from the sale of parcel Y, Dock III;

•	Ps.23.0 million from the sale by IRSA’s subsidiary Alto Palermo of a parcel of land near its Paseo Alcorta shopping center;

•	Ps.22.8 million from the sale of block 36 of the parcel called “Terrenos de Caballito;” and

•	Ps.10.0 million from the sale of Edificios Cruceros units.

The absence in fiscal year 2007 of the Ps.104.0 million of revenues mentioned above was partially offset by the following revenues recognized during fiscal year 2007:

•	Ps.31.0 million from the sale to third parties of 10% of IRSA’s Santa María del Plata land reserve;

•	Ps.26.2 million from the sale of plot “Z,” Dock III;

•	Ps.8.6 million from the sale of units in San Martín de Tours; and

•	Ps.8.4 million from the sale of Edificios Cruceros units.

Offices and Other Non-Shopping Center Rental Properties

Revenues from IRSA’s Offices and Other Non-Shopping Center Rental Properties increased 82.2% from Ps.30.6 million in fiscal year 2006 to Ps.55.7 million in fiscal year 2007. This increase was primarily due to a Ps.25.5 million increase in the revenues from office rentals, from Ps.27.4 million in fiscal year 2006 to Ps.52.9 million in fiscal year 2007. This increase in revenues from office rentals was due to:

•

an increase, from 94.0% in fiscal year 2006 to 99.1% in fiscal year 2007, in IRSA’s average occupancy rates in offices for lease due to IRSA’s inclusion in fiscal year 2007 of Dock del Plata and Bouchard 551 and Reconquista 823 (which were 100.0% occupied);

•

a 93.3% increase in annual rentals from offices for lease arising principally from (i) price increases in the following buildings which increased IRSA’s total leasable area of Class A buildings by 53% from 78.115 to 119.360 square meters: Intercontinental Plaza resulting in higher rents of Ps.5.5 million, Bouchard 710 resulting in higher rents of Ps.3.1 million, Maipú 1300 resulting in higher rents of Ps.2.5 million and Libertador 498 resulting in higher rents of Ps.2.4 million (ii) the acquisition of two new premium buildings: Bouchard 551 (acquired in March 2007) which generated rental revenues in fiscal year 2007 of Ps.3.9 million and Dock del Plata (acquired in November 2006) which generated rental revenues in fiscal year 2007 of Ps.3.1 million; and

•	The occupancy rate of the offices and other non-shopping center rental properties segment increased from 96.9% in fiscal year 2006 to 97.4% during fiscal year 2007.

Hotel Operations

Revenues from IRSA’s hotel operations increased 18.2% from Ps.103.8 million in fiscal year 2006 to Ps.122.7 million in fiscal year 2007, principally due to a 23.7% increase in the average price per room in IRSA’s hotels, from Ps.379.0 in fiscal year 2006 to Ps.469.0 in fiscal year 2007. In fiscal year 2007, revenues from the Hotel Llao Llao increased Ps.8.9 million, revenues from the Hotel Intercontinental increased Ps.6.0 million and revenues from the Hotel Sheraton Libertador increased Ps.4.0 million, in each case compared to fiscal year 2006.

These improvements in fiscal year 2007 were partially offset by a decrease in average occupancy rates from 78.7% in fiscal year 2006 to 74.0% during fiscal year 2007.

Credit Card Operations

Revenues from IRSA’s Credit Card segment increased 73.2% from Ps.123.0 million during fiscal year 2006 to Ps.213.0 million during fiscal year 2007. This increase resulted from:

•	favorable macroeconomic conditions in fiscal year 2007 which showed a general increase in consumption;

•	an increase of 201,114 in newly issued credit cards;

•	the opening of four new branches;

•	a 90.5% increase in sales made with IRSA’s shopping card and a 49% increase in the number of stores accepting IRSA’s card; and

•	financial operations and others.

Revenues from IRSA’s Financial Operations and Others segment remained stable with respect to fiscal year 2006. Revenues included in this segment represents fees for services unrelated to IRSA’s Others segments.

Costs

IRSA’s costs increased 27.8% from Ps.243.8 million in fiscal year 2006 to Ps.311.6 million in fiscal year 2007 as a result of an increase in costs of each of IRSA’s business segments during fiscal year 2007 other than Financial Operations and Others. IRSA’s total costs as a percentage of IRSA’s revenues remained flat at 42.2% for each of fiscal year 2006 and 2007.

Development and Sale of Properties

Costs related to Development and Sale of Properties increased 6.7%, from Ps.54.2 million in fiscal year 2006 to Ps.57.8 million in fiscal year 2007. This business segment generally does not show consistently recurring costs due to the nature of IRSA’s business. As a result, period-on-period comparisons may vary significantly depending on the projects that IRSA is developing and their degree of completion. The increase in costs of this segment was principally due to the following costs incurred in fiscal year 2007:

•	Ps.26.2 million related to the sale of plot “Z” of Dock III;

•	Ps.12.9 million related to the sale of 10% of the Santa María del Plata land reserve;

•	Ps.8.2 million related to the sale of San Martín de Tours units; and

•	Ps.3.2 million related to the sale of Edificio Cruceros units.

The foregoing cost increases in fiscal year 2007 were partially offset by the non-recurrence in fiscal year 2007 of the following costs which were incurred in fiscal year 2006:

•	Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo);

•	Ps.11.3 million of costs related to the sale of block 36 of the parcel called “Terrenos de Caballito”;

•	Ps.9.7 million of costs related to the sale of parcel “Y,” Dock III; and

•	Ps.8.8 million of costs related to the sale of Edificios Cruceros units.

Costs included in this segment as percentage of revenues from such segment increased from 52.1% in fiscal year 2006 to 76.3% in fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Costs of the Offices and Other Non-Shopping Center Rental Properties segment increased 85.5%, from Ps.9.0 million in fiscal year 2006 to Ps.16.7 million in fiscal year 2007. The principal cost component in this office segment is the depreciation of buildings rented, and the increase in fiscal year 2007 was principally due to (i) Ps.3.1 million higher depreciation in fiscal year 2007 as a result of the addition of two new rental properties, Dock del Plata and Bouchard 551 and (ii) Ps.5.9 million higher depreciation as a result of a change in the determination of remaining useful life of IRSA’s rental buildings which decreased from an average of 496 months in fiscal year 2006 to an average of 253 months in fiscal year 2007.

Shopping Centers

Costs of the Shopping Centers segment increased 17.7%, from Ps.77.4 million in fiscal year 2006 to Ps.91.1 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.6.6 million increase in costs related to renovation of shopping center common areas;

•	a Ps.4.7 million increase in depreciation and amortization expenses due to the depreciation of fixed assets; and

•	a Ps.2.3 million increase in costs for unrecovered expenses.

The cost of the Shopping Centers segment as percentage of the revenues from such segment decreased from 36.0% in fiscal year 2006 to 33.7% during fiscal year 2007.

Hotel Operations

Costs of Hotel Operations increased 19.0%, from Ps.58.0 million in fiscal year 2006 to Ps.69.0 million in fiscal year 2007 principally due to increases in depreciation of assets, fees for commissions and services, food and beverages and salaries and social security expenses in each case related to increasing revenues from such segment. Costs of Hotel Llao Llao increased Ps.6.0 million, those of Hotel Intercontinental increased Ps.2.6 million and those of Hotel Sheraton Libertador increased Ps.2.4 million. Costs of hotel operations as percentage of revenues of such segment increased from 55.9% in fiscal year 2006 to 56.2% in fiscal year 2007.

Credit Card Operations

Cost of the Credit card operations segment increased 73.6%, from Ps.43.9 million during fiscal year ended June 30, 2006 to Ps.76.3 million during fiscal year ended June 30, 2007. This increase which reflected the expansion of IRSA’s credit card operations in fiscal year 2007, was primarily due to:

•	a Ps.11.0 million increase in the cost of salaries and social security expenses;

•	a Ps.9.8 million increase in expenses for interest and commissions;

•	a Ps.5.7 million increase in expenses for taxes, rates, contributions and services; and

•	a Ps.2.8 million increase in fees and services payable to third parties.

The cost of Credit card operations as percentage of revenues from such segment remained flat at 35.8% in each of fiscal years 2006 and 2007.

Financial Operations and Others

The cost of the Financial Operations and Others segment decreased Ps.0.6 million, from Ps.1.4 million in fiscal year 2006 to Ps.0.8 million in fiscal year 2007. Costs included in this line represent expenses unrelated to IRSA’s other segments.

Gross profit

As a result of the above, gross profit increased 27.9% from Ps.333.8 million in fiscal year 2006 to Ps.427.1 million in fiscal year 2007. IRSA’s gross margin, calculated as IRSA’s gross profit divided by IRSA’s revenues, remained at 57.8% in fiscal years 2006 and 2007 primarily as a result of improvements in the gross margin of IRSA’s Shopping Centers and Financial Operations and Others segments, partially offset by a decrease in the gross margin of IRSA’s Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties, Hotel Operations and Credit card operations segments.

Gain from recognition of inventories at net realizable value

This line reflects the valuation at net realization value of inventories in respect of which IRSA received prepayments of rentals pursuant to contractual terms which establish the consummation of the sales and the resulting profits. This business segment generally does not show consistently recurring gains, and as a result, period-on-period comparisons may vary significantly depending on the projects that IRSA is developing and their degree of completion. During fiscal year 2007, IRSA recognized Ps.20.7 million of gain primarily in respect of the following developments:

•	“Dock III—Plot X” in an amount equal to Ps.18.4 million; and

•	“San Martín de Tours” in an amount equal to Ps.1.5 million.
During fiscal year 2006, IRSA recognized a gain of Ps.9.1 million primarily in respect of: “Edificios Cruceros” in an amount equal to Ps.4.6 million, “Torres Rosario” in an amount equal to Ps.3.5 million, “Dock III – Plot Z” in an amount equal to Ps.1.6 million and “San Martín de Tours” in an amount equal to Ps.(0.6) million.

Selling expenses

Selling expenses increased 89.2% from Ps.60.1 million in fiscal year 2006 to Ps.113.7 million in fiscal year 2007 principally due to an increase in the selling expenses of the Credit card operations and Shopping Centers segments of Ps.31.1 million and Ps.6.6 million, respectively. Selling expenses as a percentage of revenues increased from 10.4% in fiscal year 2006 to 15.4% in fiscal year 2007.

Development and Sale of Properties

Selling expenses for this segment consist of commissions and expenses derived from sales, stamp tax and on gross sales (gross revenues). Selling expenses for Development and Sale of Properties increased Ps.11.0 million in fiscal year 2007 principally due to a higher turnover tax expense during such fiscal year as a result of IRSA’s sale of Solares de Santa María.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses for the Offices and Other Non-Shopping Center Rental Properties segment increased Ps.3.4 million, from Ps.1.0 million in fiscal year 2006 to Ps.4.4 million in fiscal year 2007 due to a Ps.1.9 million higher expense for bad debtors by IRSA’s subsidiary Inversora Bolívar, and higher expenses for turnover tax and real estate commissions.

Shopping Centers

Selling expenses for the Shopping Centers segment increased 42.3%, from Ps.15.7 million in fiscal year 2006 to Ps.22.3 million in fiscal year 2007 due to: (i) a Ps.2.0 million increase in the costs of salaries and social security expenses; (ii) a Ps.1.4 million increase in the expense for turnover tax; and (iii) a Ps.1.2 million increase in the expense for bad debts. Selling expenses related to Shopping Centers as a percentage of revenues from such segment increased from 7.3% in fiscal year 2006 to 8.3% in fiscal year 2007.

Hotel Operations

Selling expenses for the Hotel segment increased 13.9% from Ps.10.7 million in fiscal year 2006 to Ps.12.2 million in fiscal year 2007 principally due to increases in turnover tax, salaries and social security expenses and commissions for tourism agencies, in each case reflecting an increase in the revenues of the segment in line with higher activity.

Credit Card Operations

Selling expenses for the Credit Card Operations segment increased 100.5%, from Ps.30.9 million in the fiscal year ended June 30, 2006 to Ps.62.0 million in the fiscal year ended June 30, 2007 principally due to:

•	a Ps.11.7 million increase in advertising expenses;

•	a Ps.11.8 million increase in the expense for bad debts; and

•	a Ps.5.8 million increase in the expense for turnover tax.

Selling expenses of Credit Card Operations as a percentage of the revenues from such segment increased from 25.1% in the fiscal year 2006 to 29.1% in fiscal year 2007.

Administrative expenses

Administrative expenses increased 46.0% from Ps.96.9 million in fiscal year 2006 to Ps.141.4 million in fiscal year 2007 primarily due to an increase in administrative expenses in the Credit card operations segment and, to a lesser extent, increases in each of the remaining segments. Principal components of administrative expenses are salaries and social security expenses, directors’ fees, fees and remunerations for services and depreciation of fixed assets. Administrative expenses as a percentage of revenues increased from 16.8% in fiscal year 2006 to 19.1% in fiscal year 2007.

Development and Sale of Properties

Administrative expenses of the Development and Sale of Properties segment increased 53.2%, from Ps.12.8 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 due to: (i) a Ps.4.5 million increase for salaries, bonds and social security expenses and directors’ fees and (ii) a Ps.2.1 million increase in bank expenses. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 12.3% in fiscal year 2006 to 25.9% in fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of the Offices and Other Non-Shopping Center Rental Properties segment increased 48.7% from Ps.11.3 million in fiscal year 2006 to Ps.16.8 million in fiscal year 2007. The increase is principally due to an increase of Ps.4.0 million in salaries, bonds and social security expenses and fees to directors and to a Ps.1.8 million increase in bank expenses. Administrative expenses of Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from such segment decreased from 37.0% in fiscal year 2006 to 30.2% in fiscal year 2007.

Hotel Operations

Administrative expenses of the Hotel segment increased 28.1% from Ps.21.0 million in fiscal year 2006 to Ps.26.9 million in fiscal year 2007, principally due to: (i) a Ps.1.7 million increase in administrative expenses of Hotel Intercontinental mostly due to an increase in salaries and social security expenses, commissions and depreciation of fixed assets, (ii) a Ps.1.4 million increase in administrative expenses of Hotel Sheraton Libertador principally due to an increase in fees for services and in salaries and social security expenses and (iii) a Ps.2.8 million increase in administrative expenses of Hotel Llao Llao principally due to increases in salaries and social security expenses, fees for services due to higher sales and taxes, rates and contributions. Administrative expenses of Hotel Operations as a percentage of revenues from such segment increased from 20.2% in fiscal year 2006 to 21.9% in fiscal year 2007.

Shopping Centers

Administrative expenses of the Shopping Centers segment increased 26.6%, from Ps.25.8 million in fiscal year 2006 to Ps.32.7 million in fiscal year 2007 principally due to (i) a Ps.3.7 million increase in expenses for fees and third parties’ services; (ii) a Ps.2.0 million increase in the expense for directors’ fees and (iii) a Ps.1.3 million increase in expenses for taxes, rates and contributions mostly due to the tax on bank debits and credits. Administrative expenses of the Shopping Centers segment as a percentage of the revenues from such segment remained essentially flat, increasing from 12.0% in fiscal year 2006 to 12.1% in fiscal year 2007.

Credit Card Operations

Administrative expenses of the Credit card operations segment increased 75.0%, from Ps.25.9 million in fiscal year 2006 to Ps.45.4 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.11.4 million increase in expenses for salaries, compensation, social security expenses and personnel;

•	a Ps.2.4 million increase in expenses for rentals, taxes, rates and contributions; and

•	a Ps.3.0 million increase in expenses for fees and third parties services.

Administrative expenses of Credit card operations as a percentage of revenues from such segment increased from 21.1% in fiscal year ended 2006 to 21.3% during fiscal year 2007 as a result of a higher proportional average of these expenses in respect of the revenues increase of this segment.

Net income from retained interest in securitized receivables

This gain reflects the result generated by Alto Palermo’s participation in the Tarjeta Shopping credit card trusts. This gain increased 24.0%, from Ps.2.6 million in fiscal year 2006 to Ps.3.3 million in fiscal year 2007, primarily due to the creation in fiscal year 2007 of new credit card trusts in connection with new securitizations in such year.

Results from the operations and holdings of real estate assets, net

This line reflects the impairment losses and gains associated with the reversal of previously recognized impairment charges. Results from the operation and holding of real estate assets decreased 79.6%, from a gain of Ps.12.6 million in fiscal year 2006 to a gain of Ps.2.6 million in fiscal year 2007, principally recorded in Neuquén Project for Ps.2.2. million, Suipacha 652 for Ps.0.9 million, Avenida de Mayo 589 for Ps.0.7 million and Torres de Abasto for Ps.0.1 million, partially offset by a loss of Ps.1.5 million corresponding to Torres Rosario. During fiscal year 2006 the gain of Ps.12.6 million had been attributable to Caballito for Ps.6.5 million, Alto Rosario for Ps.3.5 million, Espacio Aéreo Coto for Ps.1.4 million, Torre Constitución for Ps.0.7 million and Reconquista 823 for Ps.0.6 million.

Operating income

Operating income decreased 1.3% million from Ps.201.2 million in fiscal year 2006 to Ps.198.5 million in fiscal year 2007 mainly due to a decrease in the operating income of the Development and Sale of Properties segment that was partially offset by increases in operating income of each of IRSA’s other segments. IRSA’s operating margin, calculated as IRSA’s operating income divided by IRSA’s revenues, decreased from 34.8% for fiscal year 2006 to 26.9% for fiscal year 2007 primarily as a result of decreases in the operating margins of IRSA’s Development and Sale of Properties, Offices and other non-Shopping Center Rental Properties, Shopping Centers, and Credit Card segments, partially offset by an increase in the operating margin of IRSA’s Financial Operations and Others segment.

Development and Sale of Properties

Operating income from the Development and Sale of Properties segment decreased 86.0% from Ps.44.3 million in fiscal year 2006 to Ps.6.2 million in fiscal year 2007 primarily due to a decrease in the revenues from this segment and increases in selling and administrative expenses, partially offset by higher gain from recognition of inventories at their net realizable value during fiscal year 2007. The operating income of this segment as a percentage of the revenues from such segment decreased from 42.6% during fiscal year 2006 to 8.2% during fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Operating income from the Offices and Other Non-Shopping Center Rental Properties segment increased 65.5%, from Ps.11.9 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 primarily due to an 82.2% increase in the revenues from this segment. The operating income of this segment as a percentage of the revenues from such segment decreased from 38.8% during fiscal year 2006 to 35.2% during the fiscal year 2007 primarily as a result of the effect during fiscal year 2007 of the adjustment in the remaining useful life of IRSA’s rental buildings which generated a loss of Ps.5.9 million reflected in the cost of this segment. Without considering this effect IRSA’s operating income as a percentage of IRSA’s revenues would have been 45.8% instead of 35.2%.

Shopping Centers

Operating income of Shopping Centers increased 18.2%, from Ps.105.6 million in fiscal year 2006 to Ps.124.8 million in fiscal year 2007 mostly due to a 25.7% increase in the revenues from this segment that was partially offset by increases of 17.7% in costs, 42.3% in selling expenses and 26.6% in administrative expenses. The operating income of this segment as a percentage of revenues from such segment decreased from 49.1% during fiscal year 2006 to 46.2% during fiscal year 2007 primarily as a result of a decrease during fiscal year 2007 in the gain generated by the reversal of previously recognized impairment expenses which was only Ps.0.7 million in fiscal year 2007 compared to Ps.9.5 million in fiscal year 2006.

Hotel Operations

Operating income of Hotel Operations increased from Ps.14.6 million in fiscal year 2006 to Ps.14.7 million in fiscal year 2007 mostly due to an increase in revenues from this segment that was partially offset by increases in costs and expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 14.0% during fiscal year 2006 to 11.9% during fiscal year 2007, primarily as a result of a Ps.2.4 million increase in depreciation due to a change in the determination of the remaining useful life of IRSA’s three hotels which decreased from an average of 408 months in fiscal year 2006 to an average of 207 months in fiscal year 2007.

Credit Card Operations

Operating income of the Credit Card segment increased 31.4%, from Ps.24.8 million in fiscal year 2006 to Ps.32.6 million in fiscal year 2007 primarily due to a 73.2% increase in revenues from this segment that were partially offset by increases of 73.6% in costs, 100.5% in selling expenses and 75.0% in administrative expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 20.2% during fiscal year 2006 to 15.3% during fiscal year 2007 primarily as a result of the increase in selling expenses of almost 101% while the revenues from this segment increased 73.2%. IRSA’s selling expenses in this segment increased at a greater rate than IRSA’s revenues from this segment as a result of a Ps.11.9 million increase in the expense for bad debts.

Financial Operations and Others

Operating income of the Financial Operations and other operations segment increased Ps.0.5 million from Ps.0.1 million in fiscal year 2006 to Ps.0.6 million in fiscal year 2007. Operating revenues of this segment as a percentage of the revenues from such segment increased from 4.0% in fiscal year 2006 to 43.1% in fiscal year 2007 primarily as a result of a 40.9% decrease in the costs of this segment.

Amortization of goodwill

The amortization of the goodwill includes: (i) amortization of the goodwill of the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) of IRSA’s own negative goodwill generated by IRSA’s purchase of Alto Palermo and Palermo Invest S.A. shares. Amortization of goodwill increased (Ps.0.4 million), from a charge of Ps.1.1 million in fiscal year 2006 to a charge of Ps.1.5 million in fiscal year 2007.

Financial results, net

Financial results, net increased Ps.45.0 million, from a net loss of Ps.40.9 million in fiscal year 2006 to a net gain of Ps.4.1 million in fiscal year 2007. The principal causes for this variation were:

•

the increase of Ps.40.4 million in results of financial operations mainly due to an increase of Ps.46.9 million in the fair market value of IRSA’s investment in the mutual investment fund, Dolphin Fund Plc.;

•	a Ps.12.1 million positive exchange difference compared to fiscal year 2006 due to a lower depreciation during fiscal year 2007 of the Argentine peso versus the US dollar; and

•	Ps.9.9 million due to higher interest income in fiscal year 2007 of which Ps.7.6 million resulted from financial investments.

These improvements were partially offset by a Ps.16.5 million increase in financial expenses in fiscal year 2007, principally due to a higher interest expense resulting from the issuance of bonds by IRSA and Alto Palermo during fiscal year 2007.

Gain on equity investees

Gain from related companies decreased 3.9% from a gain of Ps.41.7 million in fiscal year 2006 to a gain of Ps.40.0 million in fiscal year 2007. This decrease principally resulted from a Ps.5.7 million decrease in the gain of Banco Hipotecario, from Ps.47.0 million in fiscal year 2006 to Ps.41.4 million in fiscal year 2007. This decrease was partially offset by the absence in fiscal year 2007 of the Ps.4.0 million loss incurred in fiscal year 2006 from IRSA’s investment in Abril S.A.

Other income and expenses, net

Other income and expenses, net, decreased 22.8%, from a net expense of Ps.18.3 million in fiscal year 2006 to a net expense of Ps.14.1 million in fiscal year 2007 principally due to: (i) a Ps.7.5 million decrease in the allowance for uncollectible loans and (ii) a Ps.3.1 million increase for the recovery of allowances which were partially offset in fiscal year 2007 by: (i) a Ps.4.5 million increase in charges for donations and (ii) a Ps.2.7 million increase in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps.182.6 million in fiscal year 2006 to an income of Ps.227.1 million in fiscal year 2007.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased 48.9%, from Ps.58.8 million in fiscal year 2006 to Ps.87.5 million in fiscal year 2007. IRSA applied the deferred tax method to calculate IRSA’s income tax for the two fiscal years, recognizing the temporary differences in the accounting and in tax assets and liabilities. IRSA’s effective tax rate in the fiscal year 2007 was 38.5% compared to 32.2% in fiscal year 2006.

The Ps.28.7 million variation was principally caused by the net impact of:

•

Ps.23.6 million increase in the expense for income tax for IRSA’s company, from Ps.4.0 million during fiscal year 2006 to Ps.27.6 million during fiscal year 2007 due to an expense of Ps.11.6 million of deferred tax mostly caused by the sale of Santa María del Plata during fiscal year 2007;

•	a Ps.12.9 million allowance for income tax in fiscal year 2007 mostly caused by the sale of shares in Banco Hipotecario and ownership units in Dolphin Fund Plc.;

•	a of Ps.7.8 million increase in the expense for income tax of Alto Palermo, from Ps.48.5 million in fiscal year 2006 to Ps.56.3 million in fiscal year 2007; and

•	a Ps.0.5 million increase in the expense for income tax of Nuevas Fronteras S.A.

Minority interest

The negative result caused by third parties’ participation in subsidiaries increased 19.3% from a charge of Ps.27.2 million in fiscal year 2006 to a charge of Ps.32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of related companies in which IRSA has a minority interest (principally in the Shopping Centers and Credit card operations segments).

Net income

Due to the above-mentioned issues, net income increased 10.9% from Ps.96.6 million in fiscal year 2006 to Ps.107.1 million in fiscal year 2007.

IRSA’s Results of Operations for the Fiscal Years ended June 30, 2006 and 2005

Revenues

IRSA’s revenues increased 56.2% from Ps.369.9 million for IRSA’s 2005 fiscal year to Ps.577.7 million for its 2006 fiscal year, primarily as a result of increases in revenues in IRSA’s Shopping Center and Development and Sale of Properties segments.

Shopping Centers

Revenues from IRSA’s Shopping Center segment increased 29.9% from Ps.165.5 million for its 2005 fiscal year to Ps.215.0 million for its 2006 fiscal year. The increase is attributed principally to an increase of Ps.48.1 million in revenues from leases and admission rights of IRSA’s Shopping Centers, as a consequence of the 33.9% increase in sales by its tenants from Ps.1,698.1 million for its 2005 fiscal year to Ps.2,273.3 million for its 2006 fiscal year. The average occupancy rate in IRSA’s shopping centers was 99.1% for its 2006 fiscal year similar to 99% in its 2005 fiscal year.

Development and Sale of Properties

Revenues from IRSA’s Development and Sale of Properties segment increased 221.8% from Ps.32.3 million for its 2005 fiscal year to Ps.104.0 million for its 2006 fiscal year. The increase in revenues from this segment was attributable principally to: (i) Ps.23.0 million of revenues from Alto Palermo’s sale of Alcorta Plaza, a parcel of land by Paseo Alcorta shopping center; (ii) Ps.22.7 million of revenues from the sale of block 36 of the parcel named “Terrenos de Caballito” in IRSA’s 2006 fiscal year; (iii) Ps.41.8 million of revenues from the sale of parcel Y of Dock III during IRSA’s 2006 fiscal year; and (iv) Ps.10.0 million of revenues from IRSA’s sale of units of Edificios Cruceros in its 2006 fiscal year, partially offset by the absence in its 2006 fiscal year of Ps.23.6 million of revenues from the sale of a parcel of Dock III and Ps.3.5 million of revenues from the sale of Madero 1020, both of which IRSA sold during its 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Revenues from IRSA’s Offices and Other Non-Shopping Center Rental Properties segment increased 57.3%, from Ps.19.4 million for its 2005 fiscal year to Ps.30.6 million for its 2006 fiscal year.

This increase was mainly due to: (i) a 52.1% increase in revenues from office rents, from Ps.18.0 million in IRSA’s 2005 fiscal year, to Ps.27.4 million for its 2006 fiscal year. This increase in revenues is attributed to a 3.0% increase in average occupancy rates in IRSA’s 2006 fiscal year and a 41.5% increase in average monthly rates of the majority of the buildings, principally due to the increase in accumulated annual rents in Bouchard 710 for Ps.5.4 million, Libertador 498 for 0.8 million, Maipú 1300 for Ps.0.7 million, Laminar Plaza for Ps.0.7 million, Suipacha 652 for Ps.0.4 million and Edificios Costeros Dock IV for Ps.0.5 million; and (ii) a 135.8% increase in revenues of other properties from Ps.0.9 million in IRSA’s 2005 fiscal year to Ps 2.1 million for its 2006 fiscal year, mainly due to Santa María del Plata for an amount of Ps.1.2 million. The rate of occupancy in this segment increased 3.2% from 94.0% in June 2005 to 97.0% in June 2006.

Hotel Operations

Revenues from IRSA’s hotel operations increased 19.1% from Ps.87.1 million for its 2005 fiscal year to Ps.103.8 million for its 2006 fiscal year, mainly due to an 18.2% increase in average price per room of IRSA’s hotels from Ps.320 in 2005 to Ps.379.0 in 2006. On the other hand, IRSA’s average occupancy rates remained stable at 78.7% during its fiscal year 2006 compared to 75.4% in its 2005 fiscal year. Revenues from Hotel Intercontinental increased by Ps.6.1 million, revenues from the Hotel Llao Llao increased by Ps.5.8 million and revenues from Hotel Sheraton Libertador increased by Ps.4.7 million.

Credit Card Operations

Revenues from credit card operations increased 90.5% from Ps.64.6 million in fiscal year 2005 to Ps.123.0 million in fiscal year 2006, reflecting improved macroeconomic conditions and a related increase in the level of private consumption which enabled IRSA to open new branches, increase the number of credit cards issued and expand the number of shops that accept IRSA’s credit cards.

Financial Operations and Others

Revenues from IRSA’s Financial Operations and Others segment increased 50.4% from Ps.0.9 million for its 2005 fiscal year, to Ps.1.4 million for its 2006 fiscal year. Revenues included in this segment represent fees for services with no specific allocation to any of the previous segments.

Costs

IRSA’s costs increased 45.1% from Ps.168.1 million for its 2005 fiscal year to Ps.243.8 million for its 2006 fiscal year, reflecting an increase in costs in each of IRSA’s business segments during its 2006 fiscal year. Total costs as a percentage of revenues decreased from 45.4% for IRSA’s 2005 fiscal year to 42.2% for its 2006 fiscal year.

Shopping Centers

Costs related to Shopping Centers increased 10.9% from Ps.69.8 million for IRSA’s 2005 fiscal year to Ps.77.4 million for its 2006 fiscal year. This increase was primarily due to an increase in depreciation and amortization expenses of Ps.4.5 million and an increase in the expenses of unrecoverable expenses of Ps.2.6 million.

Development and Sale of Properties

Costs related to Development and Sale of Properties increased 209.0%, from Ps.17.5 million for IRSA’s 2005 fiscal year to Ps.54.2 million for its 2006 fiscal year. The increase in costs from this segment is mainly due to the following occurring: (i) Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo); (ii) Ps.11.3 million in costs related to the sale of block 36 of the parcel named “Terrenos de Caballito”; (iii) Ps.9.7 million in costs related to the sale of parcel Y of Dock III; (iv) of Ps.8.8 million in costs related to the sale of units of Edificios Cruceros, (v) a decrease due to the sale of a parcel of Dock III during IRSA’s 2005 fiscal year for Ps.23.6 million and (vi) a decrease of Ps.3.5 million in connection with the sale of Madero 1020 during the previous fiscal year. Costs relating to Development and Sale of Properties as a percentage of revenues from this segment decreased from 54.3% for IRSA’s 2005 fiscal year to 52.1% for its 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Costs of Offices and Other Non-Shopping Center Rental Properties increased by 16.0% from Ps.7.7 million for IRSA’s 2005 fiscal year to Ps.9.0 million for its 2006 fiscal year, mainly due to the amortization in IRSA’s 2006 fiscal year of Bouchard 710 which IRSA acquired in June 2005. The main component of cost for offices is the depreciation of leased properties.

Hotel Operations

Costs from hotel operations increased 18.5% from Ps.48.9 million for IRSA’s 2005 fiscal year to Ps.58.0 million for its 2006 fiscal year, primarily due to revenue increases. Higher costs for Hotel Operations are primarily due to an increase in the depreciation of the assets, salaries and social security contributions. Costs from Llao Llao Hotel increased Ps.5.3 million, costs from Hotel Intercontinental increased Ps.2.3 million and costs from Hotel Sheraton Libertador increased Ps.1.8 million. Costs from hotel operations as a percentage of revenues from this segment decreased from 56.2% in IRSA’s 2005 fiscal year to 55.9% in its 2006 fiscal year.

Credit Card Operations

The cost of sales relating to Credit Card operations rose 90.2% from Ps.23.1 million for IRSA’s 2005 fiscal year to Ps.43.9 million for its 2006 fiscal year, mainly due to (i) a cost increase of Ps.6.2 million in salaries and social security expenses and Ps.3.0 million in taxes, dues and contributions, Ps.1.3 million of electricity and telephone expenses mainly as a result of the expansion of IRSA’s operations, (ii) a higher expense in commissions and interest by a margin of Ps.5.6 million and (iii) an increase in fees and services of Ps.2.3 million mainly due to the new issues under the securitization program.

Financial Operations and Others

Costs from the Financial Operations and Others segment increased by Ps.0.4 million from Ps.1.0 million for IRSA’s 2005 fiscal year to Ps.1.4 million for its 2006 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross profit

As a result of the foregoing, the gross profit increased by 65.4%, from Ps.201.8 million during the fiscal year ended June 30, 2005 to Ps.333.8 million during the fiscal year ended June 30, 2006.

Gain from recognition of inventories at net realizable value

This line is generated as a result of valuing at the net realizable value those inventories for which IRSA has received purchase price or lease advances that fix prices, and the contract terms and conditions of the transactions that IRSA signed state the consummation of the sale and the gain. Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario,” for Ps.3.5 million, and “Dock III – Plot Z,” for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

Selling expenses

Selling expenses increased 63.2% from Ps.36.8 million for IRSA’s 2005 fiscal year to Ps.60.1 million for its 2006 fiscal year primarily due to an increase in selling expenses in IRSA’s Credit Card, Shopping Center and Hotel segments. Selling expenses as a percentage of revenues increased from 10.0% for IRSA’s 2005 fiscal year to 10.4% for its 2006 fiscal year.

Shopping Centers

Selling expenses relating to Shopping Centers increased 47.3% from Ps.10.7 million for IRSA’s 2005 fiscal year to Ps.15.7 million for its 2006 fiscal year. The increase was mainly due to an increase of Ps.2.0 million in the expense for gross sales taxes in line with IRSA’s higher revenues, an increase of Ps.1.1 million in the expense for provision of bad debts and an increase of Ps.0.5 million in the expense of advertising.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 8.4% from Ps.2.0 million for IRSA’s 2005 fiscal year to Ps.1.8 million for its 2006 fiscal year. Selling expenses for Development and Sale of Properties are mainly commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 10.6% from Ps.0.9 million for IRSA’s 2005 fiscal year 2005 to Ps.1.0 million for its 2006 fiscal year.

Hotel Operations

Selling expenses relating to IRSA’s Hotel Operations increased 9.2% from Ps.9.8 million for its 2005 fiscal year to Ps.10.7 million for its 2006 fiscal year, mainly due to an increase in the gross sales tax, salaries and social security expenses and the tourism agencies commissions due to an increase in revenues in the segment in line with higher levels of activity.

Credit Card Operations

Selling expenses of the Credit Card segment increased 129.0%, from Ps.13.5 million for IRSA’s 2005 fiscal year to Ps.30.9 million for its 2006 fiscal year, mainly due to an increase of Ps.6.7 million in advertising expenses, a higher expense of Ps.3.8 million in gross sales taxes as a result of IRSA’s higher revenues, and an increase in the expense for bad debts of Ps.6.2 million in line with the growth of IRSA’s credit portfolio.

Administrative expenses

Administrative expenses increased 37.1%, from Ps.70.7 million for IRSA’s 2005 fiscal year to Ps.96.9 million for its 2006 fiscal year, due to an increase in administrative expenses for IRSA’s Shopping Center segment and, to a lesser extent, each of IRSA’s other business segments. The main components of administrative expenses are salaries and social security expenses, Directors’ fees, fees and compensation for services, and depreciation and amortization.

Shopping Centers

Administrative expenses of IRSA’s Shopping Centers increased 56.1%, from Ps.16.5 million for its 2005 fiscal year to Ps.25.8 million for its 2006 fiscal year primarily as a result of an increase in directors’ fees of Ps.3.4 million, an increase in the fees and services of third parties of Ps.3.2 million, an increase in salaries, bonuses and social security expenses of Ps.1.9 million, and an increase in taxes, rates and assessments of Ps.0.6 million, mainly due to the financial transactions tax.

Development and Sale of Properties

Administrative expenses of Development and Sale of Properties increased 27.1%, from Ps.10.1 million for IRSA’s 2005 fiscal year to Ps.12.8 million for its 2006 fiscal year, primarily due to (i) increases in expenses related to the design and implementation of IRSA’s new SAP system; (ii) an increase of Ps.0.8 million in salaries and social security expenses, and (iii) an increase in directors’ fees of Ps.0.3 million. Administrative expenses for Development and Sale of Properties as a percentage of revenues from this segment decreased from 31.2% for IRSA’s 2005 fiscal year to 12.3% for its 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and Other increased 15.8%, from Ps.9.8 million for IRSA’s 2005 fiscal year to Ps.11.3 million for its 2006 fiscal year. The increase is mainly due to an increase of Ps.0.7 million in salaries and social security expenses and a Ps.0.3 million increase in directors’ fees.

Hotel Operations

Administrative expenses of IRSA’s Hotel Operations increased 8.0%, from Ps.19.4 million for its 2005 fiscal year to Ps.21.0 million for its 2006 fiscal year, primarily due to (i) a Ps.1.0 million increase from Hotel Intercontinental mainly due to an increase of Ps.0.7 million of fees and services to third parties, of Ps.0.1 million of salaries and social security expenses and Ps.0.1 million of depreciations; (ii) an increase of Ps.1.0 million in Hotel Sheraton Libertador mainly due to an increase of Ps.0.5 million in fees and compensation for services and of Ps.0.4 million in salaries and social security expenses; and (iii) a decrease of Ps.0.4 million in Hotel Llao Llao mainly due to a decrease of Ps.1.5 million related to lawsuits and to an increase of Ps.0.4 million in salaries and social security expenses, an increase of Ps.0.3 million in taxes, duties and contributions, an increase of Ps.0.2 million in fees and compensation for services and an increase of Ps.0.1 million in depreciation and amortization. Administrative expenses of Hotel Operations as a percentage of revenues from hotel operations decreased from 22.3% for IRSA’s 2005 fiscal year to 20.2% for its 2006 fiscal year.

Credit Card Operations

Administrative expenses from the Credit Card segment increased 74.7%, from Ps.14.8 million in IRSA’s 2005 fiscal year to Ps.25.9 million in its 2006 fiscal year, basically due to a Ps.5.9 million increase in salaries, bonuses and social security expenses, Ps.2.4 million increase in fees and compensations for services, Ps.1.3 million increase in taxes and rent, and of Ps.1.6 million in insurance, amortization and others due to an expansion and increase of IRSA’s operations.

Net income from retained interest in securitized receivables

This gain results from the interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of these credit card trusts increased 520.6% from Ps.0.4 million for IRSA’s 2005 fiscal year to Ps.2.6 million for its 2006 fiscal year as a result of the expansion of IRSA’s credit card business segment through Tarshop, Alto Palermo’s subsidiary.

Gain from operations and holdings of real estate assets, net

The results from operations and holdings of real estate assets, net, decreased 54.8%, from a gain of Ps.27.9 million for IRSA’s 2005 fiscal year to a gain of Ps.12.6 million for its 2006 fiscal year. The decrease in income from the previous year is due to a lower amount of recovery on the allowance for impairment of long lived assets.

Operating income

IRSA’s operating income increased 43.7% from Ps.140.0 million for its 2005 fiscal year to Ps.201.2 million for its 2006 fiscal year primarily as a result of increases in IRSA’s Shopping centers, Developments and sale of properties, Credit card operations and Hotel Operations segments, partially offset by a small decrease in IRSA’s Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues increased from 37.8% from IRSA’s 2005 fiscal year to 34.8% for its 2006 fiscal year.

Shopping Centers

Operating income from Shopping Centers increased 29.3% from Ps.81.6 million for IRSA’s 2005 fiscal year to Ps.105.6 million for its 2006 fiscal year primarily due to a 29.9% increase in revenues, accompanied by an increase of 10.9% in costs and an increase of 56.1% and 47.3% in selling and administrative expenses for this segment, respectively.

Development and Sale of Properties

Operating income from Development and Sales of properties increased 115.3%, from Ps.20.6 million for IRSA’s 2005 fiscal year to Ps.44.3 million for its 2006 fiscal year. Operating income from the Development and Sale of Properties segment as a percentage of revenues from this segment decreased from 63.7% for IRSA’s 2005 fiscal year to 42.6% for its 2006 fiscal year primarily as a result of an increase of 209.0% in costs which was accompanied by an increase of 221.8% in revenues for this segment.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other Non-Shopping Center Rental Properties decreased 10.3% from Ps.13.2 million for IRSA’s 2005 fiscal year to Ps.11.9 million for its 2006 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from this segment decreased from 68.0% for IRSA’s 2005 fiscal year to 38.8% in its 2006 fiscal year primarily as a result of an increase of 57.3% in revenues accompanied with an increase of 16.0% in costs from this segment.

Hotel Operations

Operating income from Hotel Operations increased 31.5% from Ps.11.1 million for IRSA’s 2005 fiscal year to Ps.14.6 million for its 2006 fiscal year. Operating income from Hotel Operations as a percentage of revenues from this segment increased from 12.7% for fiscal year 2005 to 14.0% in fiscal year 2006 primarily as a result of a 18.5% increase in costs compared to a 19.1% increase in revenues.

Credit Cards Operations

Operating income from the Credit Card segment increased 83.3%, from Ps.13.5 million in fiscal year 2005 to Ps.24.8 million in fiscal year 2006. Operating income from the Credit Card segment as a percentage of revenue from this segment decreased from 21.0% from fiscal year 2005 to 20.2% in fiscal year 2006.

Financial Operations and Others

Operating income from Financial Operations and Others segment increased 243.6% from a loss of Ps.0.04 million for IRSA’s 2005 fiscal year to a gain of Ps.0.1 million for its 2006 fiscal year. Operating income from Financial Operations and Other as a percentage of revenues from this segment increased from a loss of 4.1% for IRSA’s 2005 fiscal year to a gain of 4.0% for its 2006 fiscal year. This is mainly attributable to an increase of 50.4% in revenues accompanied with an increase of 38.7% in costs from this segment.

Amortization of goodwill

Amortization of goodwill mainly includes: (i) the amortization of goodwill during this fiscal year, for the goodwill from the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., Fibesa S.A., Tarshop S.A. and Emprendimiento Recoleta S.A., with no significant variation and (ii) the depreciation, during this year, of IRSA’s own negative goodwill due to the purchase of Alto Palermo stock. Amortization of goodwill decreased 35.1% from a loss of Ps.1.7 million for fiscal year 2005 to a loss of Ps.1.1 million for fiscal year 2006, as a result of the incorporation of new negative goodwill as described in point (ii) above.

Financial results, net

Financial results, net showed a variation of 245.4%, from a loss of Ps.11.8 million for IRSA’s 2005 fiscal year to a loss of Ps.40.9 million for its 2006 fiscal year. The main reasons for this variation were: (i) a Ps.21.7 million increase in IRSA’s loss attributable to variation in exchange rates, owing to the depreciation of the Peso to the U.S. dollar from Ps.2.887 in its 2005 fiscal year to Ps.3.086 in its 2006 fiscal year; (ii) the non-recurrence of Ps.2.2 million of discounts obtained in 2006 due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iii) a loss with respect to the previous fiscal year of Ps.2.6 million of financial results mainly due to interest and other expenses in connection with the loan of Hoteles Argentinos S.A. and financial expenses from Alto Palermo, and (iv) the decrease of Ps.10.6 million in income from financial operations, due to Dolphin Fund PLC decrease in profits by Ps.16.3 million and NCH Development Partner Fund increase in profits by Ps.4.6 million and the gains from the interest rate swap agreement entered into with Deutsche Bank AG for Ps.1.2 million, and (v) the increase of Ps.7.4 million on interest gain as a result of the refinancing of the Hoteles Argentinos loan.

Gain on equity investees

IRSA’s gain on equity investments decreased 38.0% from a gain of Ps.67.2 million for its 2005 fiscal year to a gain of Ps.41.7 million for its 2006 fiscal year. This lower gain is mainly due to: (i) a lower gain by Banco Hipotecario of Ps.8.2 million from Ps.55.2 million to Ps.47.0 million as a result of a lower gain from Banco Hipotecario’s investment in Sovereign Bonds (BODEN), (ii) a gain of Ps.12.2 million corresponding to the Hotel segment, and (iii) the negative impact of the dilution of IRSA’s interest in Alto Palermo amounting to Ps.0.9 million.

Other expenses, net

Other expenses, net increased 29.6% from net expenses of Ps.14.1 million for IRSA’s 2005 fiscal year to net expenses of Ps.18.3 million for its 2006 fiscal year, primarily due to the effect of (i) an increase of Ps.7.5 million in the allowance for doubtful accounts; (ii) an increase of Ps.1.9 million from non recoverable value added tax, (iii) a gain of Ps.2.4 million due to the accelerated accrual of unrealized revenues, (iv) a decrease of Ps.1.3 million in donation charges and (v) a lower charge of Ps.1.1 million for minimum presumed income tax.

Income before taxes and minority interest

As a result of the foregoing, income before taxes and minority interest increased 1.6%, from a gain of Ps.179.6 million for IRSA’s 2005 fiscal year, to a gain of Ps.182.6 million for its 2006 fiscal year.

Minority interest

Minority interest increased 17.4% from a loss of Ps.23.2 million for IRSA’s 2005 fiscal year to a loss of Ps.27.2 million for its 2006 fiscal year, mainly as a result of an increase in net income from the Shopping Centers segment that generated an increase in the results of minority interest.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax expense increased 10.5%, from Ps.53.2 million for IRSA’s 2005 fiscal year, to Ps.58.8 million for its 2006 fiscal year. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps.5.6 million was mainly due to the net impact of:

•

a Ps.14.8 million increase in Alto Palermo’s income tax expense, from Ps.33.6 million for IRSA’s 2005 fiscal year to Ps.48.5 million for its 2006 fiscal year, due to an increase in taxable income resulting from IRSA’s 57.0% increase in revenues during fiscal year 2006;

•

increased income tax expense of Nuevas Fronteras S.A., Baldovinos S.A., Inversora Bolívar S.A. and Llao Llao Resorts S.A. which during IRSA’s 2006 fiscal year were Ps.1.9 million, Ps.1.0 million, Ps.2.7 million and Ps.0.5 million higher, respectively, than during its 2005 fiscal year;

•	a Ps.1.1 million decrease in IRSA’s income tax expense; and

•

the variation in income tax expense for Buenos Aires Trade & Finance Center S.A. which changed from a Ps.12.6 million expense for IRSA’s 2005 fiscal year to a Ps.0.2 million expense for its 2006 fiscal year, as a result of the swap agreement entered into in connection with parcel 1.c) of Dock III and the purchase agreement entered into in connection with parcel 1.d) of Dock III.

IRSA’s effective tax rate increased to 32.2% in fiscal year 2006 from 29.6% in fiscal year 2005.

Net income

As a result of the foregoing, net income decreased 6.5% from a gain of Ps.103.2 million for IRSA’s 2005 fiscal year to a gain of Ps.96.6 million for its 2006 fiscal year.

Liquidity and Capital Resources

Liquidity

IRSA’s principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

IRSA’s principal cash requirements or uses (other than in connection with IRSA’s operating activities) have historically been:

•	capital expenditures for property, plant and equipment;

•	interest payments and repayments of short-term and long-term debt;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

IRSA’s liquidity and capital resources include IRSA’s cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of December 31, 2007, IRSA had a working capital of Ps. 424.7 million. As of the same date, IRSA had cash and cash equivalents totaling Ps. 442.8 million, an increase of 130.2% from the Ps. 192.4 million in cash and cash equivalents held as of December 31, 2006.

As of June 30, 2007, IRSA had a working capital of Ps.523.7 million. As of the same date, IRSA had cash and cash equivalents totaling Ps.708.5 million, an increase of 332.2% from the Ps.163.9 million in cash and cash equivalents held as of June 30, 2006.

As of June 30, 2006, IRSA had a working capital of Ps.62.6 million. As of the same date, IRSA had cash and cash equivalents totaling Ps.163.9 million, an increase of 15.0% from the Ps.142.6 million in cash and cash equivalents held as of June 30, 2005.

As of June 30 2005, IRSA had a working capital of Ps.78.8 million. As of the same date, IRSA had cash and cash equivalents totaling Ps.142.6 million, an increase of 16.0% from Ps.122.9 million in cash and cash equivalents held as of June 30, 2004.

Cash Flow Information

Operating Activities

Second Quarter of 2008 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.114.9 million for the six-month period ended December 31, 2007 primarily as a result of operating gains of Ps.205.9 millions, an increase in trade accounts payable of Ps.36.0 million, and a decrease in current investments of Ps.16.8 million partially offset by an increase in mortgages and leases receivables of Ps.59.9 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.50.1 million and an increase of other receivables of Ps.28.8.

2007 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.163.1 million for fiscal year 2007 primarily as a result of operating gains of Ps.276.0 million, an increase in trade accounts payable of Ps.65.1 million, a decrease in inventories of Ps.29.0 million, and an increase in accrued interest of Ps.21.5 million partially offset by an increase in mortgages and leases receivables of Ps.79.7 million, and increase in Other receivables and prepaid expenses of Ps.79.6 million, an increase in non-current investments of Ps.35.6 million and an increase in current investments of Ps.29.8 million.

2006 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.194.7 million for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of

Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps.14.0 million and a decrease in current investments of Ps.10.3 million partially offset by an increase in mortgages and leases receivables of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4 million.

2005 Fiscal Year. IRSA’s operating activities resulted in net cash inflows of Ps.93.5 million for fiscal years 2005. The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps.127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps.12.0 million and an increase in trade accounts payable of Ps.21.0 million partially offset by an increase in mortgages and leases receivables for Ps.49.2 million and a decrease in other liabilities of Ps.17.7 million.

Investment Activities

Second Quarter of 2008 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.359.5 million for the six-month period ended December 31, 2007, primarily as a result of investments in fixed assets of Ps.362.4 million as follows: (i) the acquisition of the BankBoston Tower for Ps.173.9 millions, (ii) the investment of Ps.137.9 million through Alto Palermo due to: (a) the construction of the Panamerican Mall shopping center for Ps.50.5 million, (b) improvement of shopping centers for Ps.35.0 million, (c) upfront payment for the transfer of the Soleil Factory shopping center for Ps.25.3 million and (d) Ps.23.1 million for the acquisition of the Patio Olmos shopping center for Ps.25.4 million and (iii) and Ps.27.2 million in improvements in the Hotel Operations segment, principally in the Hotel Llao Llao for Ps.20.3 millions. IRSA also invested Ps.0.1 million in undeveloped parcels of land.

2007 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.510.8 million for fiscal year 2007, primarily as a result of investments in fixed assets of Ps.410.1 million as follows: (i) the acquisition of Bouchard 551 for Ps.243.2 million, (ii) the investment of Ps.96.4 million thorough Alto Palermo primarily for improvements made in shopping centers (iii) improvements in the Hotel Operations segment for Ps.57.1 million, principally in the Hotel Llao Llao for Ps.49.4 million, and as a result of a decrease in minority interest of Ps.40.4 million principally due to the increase in IRSA’s ownership in Palermo Invest and in Alto Palermo for Ps.27.5 million and Ps.7.2 million, respectively.

On December 12, 2006 IRSA purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of Ps.1.8 million. After this transaction, IRSA’s interest on Canteras (jointly with its partner ECIPSA) increased up to 98.45%.

2006 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.136.6 million for fiscal year 2006, primarily as a result of investments in fixed assets of Ps.54.1 million due to (i) improvements made in shopping centers amounting to Ps.33.6 million and (ii) improvements in the Hotel Operations segment for Ps.20.1 million. IRSA also invested Ps.62.1 million in undeveloped parcels of land primarily through IRSA’s subsidiary Alto Palermo. IRSA also made investments of Ps.4.3 million to increase IRSA’s ownership interest in Alto Palermo, and Ps.4.2 million in the acquisition of 43.2% of Canteras Natal Crespo S.A. Additionally, IRSA posted a guaranty deposit for Ps.8.6 million at Deustche Bank guaranteeing IRSA’s obligations to Argentimo S.A. relating to an agreement entered into between Alto Palermo, Argentimo S.A. and Constructora San José Argentina S.A. for the acquisition of land for the development of a shopping center and a dwelling and/or office building.

2005 Fiscal Year. IRSA’s investing activities resulted in net cash outflows of Ps.126.7 million for fiscal year 2005, primarily as a result of investments in fixed assets of Ps.79.3 million, due to (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps.50.9 million, and (ii) partial payment for the acquisition of Bouchard 710 for Ps.20.4 million. IRSA also invested Ps.35.0 million in the acquisition of an additional ownership interest of 49.9% in Mendoza Plaza Shopping and IRSA also made a payment of US$4 million (Ps.11.7 million) in connection with a contract entered into with Credit Suisse in June 2005, pursuant to which, subject to the satisfaction of certain conditions, IRSA expects to take out a loan for US$10.0 million, establishing a mortgage on an office building in the City of Buenos Aires.

Financing Activities

Second Quarter of 2008 Fiscal Year. IRSA’s financing activities resulted in net cash outflows of Ps.21.1 million. IRSA´s net cash provided by financing activities for the six-month period ended December 31, 2007 was primarily related to (i) the proceeds from short-term and long-term debt for Ps.171.5 million, mainly as a result of the re-purchase of our bonds amounting to US$ 37.4 million, the payment of a US$51 million unsecured loan and the settlement of advances in bank checking accounts, (ii) IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.163.4 million, (iii) the payment of dividends to minority shareholders for Ps.23.9 million, (iv) the partial repayment of Ps.9.8 million of a mortgage payable and (iv) capital contribution by minority owners in related companies for Ps.20.7 million.

2007 Fiscal Year. IRSA’s financing activities resulted in net cash inflows of Ps.892.2 million. IRSA’s net cash provided by financing activities for fiscal year 2007 was primarily related to (i) the proceeds from short-term and long-term debt for Ps.1,199.7 million, primarily due to the issuance of IRSA’s notes and Alto Palermo notes, (ii) IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.26.0 million, partially offset by (a) the payment of short-term and long-term debt for Ps.292.2 million, (b) the payment of dividends to minority shareholders for Ps.23.2 million and (c) the partial repayment of Ps.18.0 million of a mortgage payable.

2006 Fiscal Year. IRSA’s financing activities resulted in net cash outflows of Ps.36.8 million. IRSA’s net cash spent on financing activities for fiscal year 2006 was primarily related to the payment of short-term and long-term debt for Ps.82.5 million, the payment of dividends by IRSA’s subsidiaries to minority shareholders totaling Ps.12.7 million, the repayment of debt owed to minority shareholders for Ps.5.2 million and a partial repayment of Ps.25.6 million of a mortgage payable, partially offset by IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.43.6 million and proceeds from issuance of short-term and long-term debt totaling Ps.45.1 million.

2005 Fiscal Year. IRSA’s financing activities resulted in net cash inflows of Ps.52.9 million. IRSA’s net cash provided by financing activities for fiscal year 2005 relates to IRSA’s issuance of common shares as a result of the exercise of warrants for Ps.105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps.117.2 million and proceeds from the settlement of a swap agreement for Ps.15.8 million, partially offset by the payment of short-term and long-term debt for Ps.167.3 million, the payment of dividends by IRSA’s subsidiaries to minority shareholders totaling Ps.10.3 million, and the payment of Ps.5.8 million to Credit Suisse, establishing a guarantee for the debt of IRSA’s subsidiary Hoteles Argentinos.

Indebtedness

The following table sets forth the scheduled maturities of IRSA’s outstanding debt as of December 31, 2007:

	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
	(in millions of pesos)(3)%							%
Bank and other debt
Tarshop’s bank loans	Ps.	31.7	2.0	—	—	—	33.7	13.00
Hoteles Argentinos secured loan	US$	2.0	1.5	16.0	—	—	19.5	10.83	(5)
Alto Palermo 10% convertible notes due 2014	US$	2.2	—	—	—	48.8	51.0	10.00
Alto Palermo 11% Series II notes(4)	Ps.	0.2	43.5	43.8	43.9	22.0	153.4	11.00
Alto Palermo 7.875% Series I notes due 2017(4)	US$	3.6	(0.5)	(0.5)	(0.5)	375.4	377.5	7.87
IRSA 8.5% notes due 2017(4)	US$	15.9	(0.9)	(0.9)	(0.9)	467.9	481.1	8.50
Debt related to purchase of subsidiaries	US$	22.1	9.4	—	26.1	—	57.6	7.80

Total bank and other debt		77.7	55.0	58.4	68.6	914.1	1,173.8

	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
	(in millions of pesos)(3)%							%
Mortgages payable
Mortgage payable Bouchard 710	US$	7.0	—	—	—	—	7.0	8.50
Mortgage payable Terrenos Bariloche	US$	2.9	3.1	—	—	—	6.0	7.00

Total mortgages payable		9.9	3.1	—	—	—	13.0

Total debt		87.6	58.1	58.4	68.6	914.1	1,186.6

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Exchange rate as of June 30, 2007: US$1.00 = Ps.3.149.
(4)	Includes issuance expenses (under Argentine GAAP expenses incurred in connection with the issuance of debt are classified as short-term or long-term debts, as appropriate).
(5)	Calculated on the basis of the Libor swap curve as of December 31, 2007.

Prepayment of IRSA’s Outstanding Indebtedness

On October 21, 2007, IRSA notified the holders of its secured floating rate notes due November 2009 and the lenders under its US$51 million syndicated bank loan agreement of its intention to redeem all of the outstanding notes and repay all such outstanding loans in full, together with interest accrued to the redemption and repayment date, as applicable. On October 29, 2007, IRSA prepaid US$24.3 million of principal and US$0.3 million of accrued interest under the notes, and US$14.9 million of principal and US$0.21 million of accrued interest under the loans.

Hoteles Argentinos secured loan

On March 23, 2005, Credit Suisse First Boston International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

Date	Amount due
(US$ thousands)
March 15, 2008	213
September 15, 2008	225
March 15, 2009	239
September 15, 2009	253
March 15, 2010	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7.0%.

In addition, IRSA entered into a credit default swap agreement with Credit Suisse International which, among other stipulations, secures payment of Hoteles Argentinos’ indebtedness and provides that, in the event of default, IRSA will be required to acquire the loan. Simultaneously with the amendment of Hoteles Argentinos’ loan agreement, IRSA amended the credit default swap with Credit Suisse International. Thus, IRSA would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder in Hoteles Argentinos, which has also been instrumented through a credit default swap. To secure performance of IRSA’s obligations under the agreement with Credit Suisse International, IRSA made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on IRSA’s capital stock, or purchase, redeem, retire, defease or otherwise acquire any of IRSA’s shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to IRSA’s shareholders, except in an amount not to exceed the lesser of (x) Hoteles Argentino’s excess cash flow for the preceding year, or (y) IRSA’s consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

Alto Palermo 10% convertible notes due 2014

On August 20, 2002 Alto Palermo issued US$50.0 million unsecured convertible notes in exchange for cash and the liquidation of determined liabilities owed to IRSA’s shareholders. These convertible notes mature on July 19, 2014, in accordance with the extension of the initially scheduled maturity date approved at a meeting of holders of such convertible notes on May 2, 2006. Such securities accrue interest payable biannually at a fixed annual rate of 10% and are convertible at any time at the option of the holder into common shares, face value of Ps.0.10 per share. The conversion rate per US dollar is the lesser of (i) 30.8642 and (ii) the result obtained by dividing the rate of exchange effective on the date of conversion by the face value of the common shares of Alto Palermo. As of December 31, 2007, as a result of conversions previously made, the outstanding principal amount of Alto Palermo’s convertible notes was US$47.2 million. In the event all the noteholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million shares (having a face value of Ps.78.2 million) to 2,239.7 million shares (having a face value of Ps.224.0 million). As of December 31, 2007, IRSA held US$31.7 million of Alto Palermo’s convertible notes.

IRSA 8% convertible notes due 2007

On November 21, 2002, IRSA issued US$100.0 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.545 per common share, which means that each US$1.00 principal amount of such convertible note may be exchanged for 1.8347 common shares. Additionally, each convertible note contains a warrant attached that grants its holder an option to acquire 1.8347 shares at a price of US$0.6541 each.

From the date of issuance through June 30, 2007, the holders of IRSA’s convertible notes exercised their conversion rights for a total of 81.1 million units with a face value of US$1.0 each, issuing 148.8 million common shares with a face value of Ps.1.0 each. In addition, from the date of issuance through June 30, 2007, warrants issued by us were exercised for a total amount of US$56.8 million, and 104.2 million shares were issued in exchange. IRSA received funds aggregating US$68.1 million.

As of September 30, 2007, the outstanding amount of IRSA’s convertible notes and warrants was 0.9 million and 14.0 million, respectively, and the amount of IRSA’s outstanding shares was 551,779,869. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of IRSA’s warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing IRSA’s capital stock to 578,676,460 issued and outstanding shares. As of December 31, 2007 there are no further warrants or convertible notes to acquire IRSA’s shares. As a result of the exercise of the warrants and conversion of the notes, our investment in IRSA’s common shares increased from 25% on June 30, 2007 to 34.6% on December 31, 2007.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

IRSA 8.5% notes due 2017

On February 2, 2007, IRSA issued its 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5%, payable semi-annually and mature in a single installment on February 2, 2017. This bond also contains a covenant limiting IRSA’s ability to pay dividends which may not exceed the sum of:

•	50% of its cumulative consolidated net income; or

•	75% of its cumulative consolidated net income if its consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if its consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to IRSA’s equity capital or to the capital stock of its restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of IRSA’s notes due 2017 of IRSA’s indebtedness or of the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock.

Capital Expenditures

Second Quarter of 2008 Fiscal Year. During the six-month period ended December 31, 2007, IRSA had capital expenditures of Ps.362.5 million. IRSA made investments in fixed assets of Ps.362.4 million during the six months ended December 31, 2007 as follows: (i) the acquisition of BankBoston Tower for Ps.173.9 million, (ii) the investment of Ps.137.9 through Alto Palermo due to: (a) the construction of Panamerican Mall shopping center for Ps.50.5 million, (b) the improvement of shopping centers for Ps.35.0, (c) the upfront payment for the transfer of the Soleil Factory shopping center for Ps.25.3 million and (d) Ps.23.1 million for the acquisition of the Patio Olmos shopping center, and (iii) Ps.27.2 million in construction and improvements in the Hotel Operations segment, principally in Hotel Llao Llao for Ps.20.3 million. IRSA also invested Ps.0.1 million in undeveloped parcels of land.

2007 Fiscal Year. During the fiscal year ended June 30, 2007, IRSA had capital expenditures of Ps.419.4 million. IRSA made investments in fixed assets of Ps.410.1 million primarily in the acquisition of Bouchard 551 for Ps.243.2 million, the investment of Ps.96.4 million thorough Alto Palermo primarily for the improvement of Shopping Centers and Ps.57.1 million in the Hotel Segment, primarily in Llao Llao for Ps.49.4 million. IRSA also invested Ps.9.3 million in undeveloped parcels of land.

2006 Fiscal Year. During the fiscal year ended June 30, 2006, IRSA had capital expenditures of Ps.116.2 million. IRSA made investments in fixed assets of Ps.54.1 million primarily in shopping centers totaling Ps.33.6 million and in Hotel segment of Ps.20.1 million.

2005 Fiscal Year. During the fiscal year ended June 30, 2005, IRSA had capital expenditures of Ps.80.0 million. IRSA made investments in fixed assets of Ps.79.3 million, primarily in shopping centers totaling Ps.50.9 million and in the acquisition of Bouchard 710 for Ps.20.4 million. IRSA also invested Ps.0.7 million in undeveloped parcels of land.

Contractual Obligations

The following table shows IRSA’s contractual obligations as of December 31, 2007:

	Payments due by period as of December 31, 2007
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Ps. millions)
Short term debt obligations	—	—	—	—	—

Long term debt obligations
Tarshop bank loans(1)	34	32	2	—	—
Hoteles Argentinos S.A. secured loan(2)	20	2	18	—	—
Alto Palermo 10% convertible notes due 2014(3)	51	2	—		49
Alto Palermo 11% Series II notes(4)	153	—	87	44	22
Alto Palermo 7.875% Series I notes due 2017(5)	378	4	(1)	—	375
IRSA 8.5% notes due 2017(6)	481	16	(2)	—	467

	1,117	56	104	44	913
Purchase Obligations
Seller financing for acquisition of Palermo Invest S.A.(7)	18	9	9	—	—
Seller financing for acquisition of Empalme(8)	13	13	—	—	—
Seller financing for acquisition of Rummaala	26	—	—	26	—
Debt for the purchase of Verdier parcel	20	—	—	20	—
Suppliers	1	1	—	—	—
Mortgage payable – Bouchard 170(9)	7	7	—	—	—
Mortgage payable – Llao Llao(10)	6	3	3	—	—

	91	33	12	46	—
Other long term obligations
Guarantee deposits	8	3	4	—	—
Others	3	—	1	—	1

	11	3	5	—	1

Total (11)	1,219	92	121	90	914

(1)	Accrued interest at fixed rate of 13% per annum
(2)	Accrued interest at Libor rate + 700 bps
(3)	Accrued interest at fixed rate of 10% per annum
(4)	Accrued interest at fixed rate of 11% per annum
(5)	Accrued interest at fixed rate of 7.875% per annum
(6)	Accrued interest at fixed rate of 8.5% per annum
(7)	Accrued interest at fixed rate of 8% per annum.
(8)	Accrued interest at fixed rate of 6% per annum.
(9)	Accrued interest at fixed rate of 8.50% per annum.
(10)	Accrued interest at fixed rate of 7% per annum.
(11)	Not including unaccrued interest.

Off-Balance Sheet Arrangements

At December 31, 2007, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on IRSA’s financial condition, results of operations or liquidity.

Qualitative and Quantitative Disclosure About Market Risk

In the normal course of business, IRSA is exposed to interest rate and exchange rates risks, primarily related to changes in exchanges rates and interest rates. IRSA manages its exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. IRSA has established policies and procedures governing the use of such financial instruments. The use of financial derivatives instruments is related to IRSA’s core business and is supervised by internal control policies.

The following discusses IRSA’s exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this offering memorandum. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of IRSA’s market risks.

Interest Rate Risk

The primary objective of IRSA’s investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, IRSA maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted as a result of a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, IRSA’s investment income may fall short of expectations or IRSA may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, IRSA has not utilized derivative financial instruments to hedge interest rate risk; however, IRSA may employ hedging strategies in the future.

IRSA is also exposed to changes in interest rates primarily as a result of IRSA’s borrowing activities, which include long-term borrowings used to maintain liquidity and fund IRSA’s business operations. As of December 31, 2007, the largest part of IRSA’s consolidated debt accrued interest at a fix rate. As a result, IRSA’s interest expense is not very sensitive to changes in the general level of interest rates. IRSA estimates, based on the current composition of IRSA’s balance sheet as of December 31, 2007, that every variation in the interest rate of 100 basis points to IRSA’s current floating-rate consolidated debt would result in a variation of approximately Ps.0.06 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. This analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which IRSA’s actual debt is exposed. See “–Indebtedness.”

Foreign Exchange Risk

From April 1, 1991, until the beginning of 2002, the Convertibility Law No. 23,928 was in effect in Argentina. This law established a fixed exchange rate, under which the Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. As a result, the foreign currency fluctuations were reduced to a minimum level, during this period. The primary economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Due to the end of the Convertibility Plan, IRSA’s foreign exchange exposure has increased considerably.

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict IRSA’s access to U.S. dollars, and affect IRSA’s ability to service its U.S. dollar-denominated liabilities, including the notes. Fluctuations in the exchange rate between the Peso and the U.S. dollar may also adversely affect the U.S. dollar equivalent of the Peso price of IRSA’s common shares on the Bolsa de Comercio de Buenos Aires, and as a result would likely affect the market price of IRSA’s GDSs in the United States. Foreign currency exchange rate fluctuations could also affect IRSA’s cash flow in Pesos, since some of IRSA’s products and inputs are payable in U.S. dollars. At December 31, 2007 most of IRSA’s debt was denominated in U.S. dollars.

IRSA estimates based on composition of its balance sheet as of December 31, 2007, that every exchange rate variation of Ps.0.10 against the U.S. dollar, plus or minus, would result in a variation of approximately Ps.31.33 million of IRSA’s consolidated financial indebtedness.

CRESUD’S BUSINESS

Our Company

We are a leading Argentine agricultural company with a growing presence in the Brazilian agricultural sector through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícola (“BrasilAgro”). We are currently involved in a range of activities including crop production, cattle raising and milk production. Our business model, which we seek to roll out abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange, and our ADSs are listed on the NASDAQ Global Select Market.

As of December 31, 2007, we owned 17 farms with approximately 445,075 hectares. Approximately 25,534 hectares of the land we own are used for crop production, approximately 97,942 hectares are for beef cattle production, 3,951 hectares are for milk production and approximately 3,243 hectares are leased to third parties for crop and beef cattle production. The remaining 314,405 hectares of land reserve are primarily natural woodlands. In addition, through Agropecuaria Cervera S.A. we have the rights to 162,000 hectares of land for a 35-year period that can be extended for another 29 years. Also, during the six months ended December 31, 2007, we leased 31,174 hectares from third parties for crop production and 32,494 hectares for beef cattle production.

During the fiscal years ended June 30, 2005, 2006 and 2007, and the six months ended December 31, 2007, we had consolidated sales of Ps.78.2 million, Ps.112.3 million, Ps.110.3 million and Ps.68.1 million, production income of Ps.67.5 million, Ps.65.4 million, Ps.102.8 million and Ps.35.7 million, and consolidated net income of Ps.76.8 million, Ps.32.9 million, Ps.49.4 million and Ps.14.5 million, respectively. During the period from June 30, 2005 to December 31, 2007, our total consolidated assets increased 60.2.% from Ps.743.4 million to Ps.1,191 million, and our shareholders’ equity increased 62.7% from Ps.523.1 million to Ps.851.0 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land):

	At June 30,			At December 31,
	2005(1)	2006(1)	2007(1)(2)	2007(1)(2)
	(in hectares)
Crops(3)	39,831	41,283	53,579	66,987
Beef cattle	96,380	129,946	114,097	130,436
Milk	1,776	1,698	2,609	3,951
Natural woodlands(4)	263,177	258,477	325,728	314,405
Owned farmlands leased to others	9,978	14,229	13,771	8,375

Total	411,142	445,633	509,784	524,154

(1)	Includes 35.7% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest. See “Subsidiaries and Affiliated Companies.”
(2)	Includes 24.0% of approximately 170 hectares owned by Cactus Argentina S.A., an affiliated Argentine company in which we have a non-controlling 24.0% interest. See “Subsidiaries and Affiliated Companies.”
(3)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(4)	We use part of our land reserves to produce fence posts, rods and a small amount of charcoal.

We are also indirectly engaged in the Argentine real estate business through our holding as of December 31, 2007 of 34.6% of the common shares of IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA, and we are under common control by the same group of controlling shareholders. As of December 31, 2007, our investment in IRSA represented approximately 43.2% of our total consolidated assets, and during the six moths ended on December 31, 2007, our gain from our investment in IRSA was Ps.7.2 million.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2007, we owned 7.4% of the outstanding common shares of BrasilAgro. As of December 31, 2007, our investment in BrasilAgro represented approximately 7.1% of our total consolidated assets. As of December 31, 2007 we owned 8.25% of the outstanding common shares of BrasilAgro.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ.

Between 2000 and June 30, 2007, we invested approximately Ps.263.7 million to acquire approximately 25.0% of the outstanding common shares of IRSA. Between September 25, 2007 and October 25, 2007, we acquired an additional 82.5 million common shares of IRSA by (i) exercising all of our IRSA warrants to acquire 60.5 million common shares for an aggregate purchase price of US$39.6 million and (ii) converting US$12.0 million of IRSA’s 8% convertible notes due 2007 into 22.0 million common shares. After the exercise of warrants and conversion of convertible notes, we have no further warrants or convertible notes of IRSA. As a result of these exercises and conversions, our investment in IRSA’s common shares increased from 25% as of June 30, 2007 to 34.6% as of December 31, 2007.

Strategy

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

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Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and transform them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses or (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities or (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

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Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

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Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy and for residential use, in each case in anticipation of such market trends.

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International expansion. Although most of our properties are located in different areas of Argentina, we are actively analyzing various expansion opportunities in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. As of June 30, 2007, Brasilagro had acquired and committed purchases for over 80,000 hectares of land.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

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We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

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We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we recently initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Cactus Feeders and Tyson Foods to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

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In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health. For example, in May 2007, we opened one of the most modern dairy production facilities in Argentina, achieving a daily production capacity of more than 40,000 litres.

Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

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Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

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Developing productive properties in areas where agricultural production is not developed to its full potential. As of June 30, 2007, we owned land reserves in excess of 329,828 hectares, which is located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, extreme weather conditions and other factors affecting the agricultural sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA

We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

Our Principal Business Activities

During the fiscal year ended June 30, 2007, we conducted our operations on 17 owned farms and 40 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time. The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Year ended June 30,
	2005(1)	2006(1)	2007(1)
Crops (2)	149,785	106,867	175,455
Beef cattle (3)	10,657	9,803	9,913
Milk (4)	7,312	14,588	16,663

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.

Crop Production

Our agriculture production is mainly based on crops and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, as sorghum, are sown occasionally and only represent a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production Year ended June 30,
	2005(1)	2006(1)	2007(1)
	(in tons)
Wheat	23,719	21,788	16,651
Corn	65,777	31,558	80,728
Sunflower	5,024	7,300	6,797
Soybeans	48,730	42,797	61,283
Other	6,535	3,424	9,996

Total	149,785	106,867	175,455

(1)	Does not include production from Agro-Uranga S.A.

The following table sets forth, for the periods indicated below, our owned and leased sown land for crop production:

	Sown Land for Crop Production (1)
	Year ended June 30,			Six months ended December 31,
	2005(2)	2006(2)	2007(2) (3)	2007(2) (3)
	(in hectares)
Owned	24,423	24,279	28,272	35,813
Leased	16,299	17,004	25,307	31,174

Total	40,722	41,283	53,579	66,987

(1)	Sown land may differ from “Uses of Land,” since some hectares are sown twice and therefore are counted twice.
(2)	Includes hectares from Agro-Uranga S.A. See “Subsidiaries and Affiliated Companies.”
(3)	Includes Agropecuaria Cervera’s hectares.

As of June 30, 2007, our crop stocks consisted in 6,705 tons of wheat, 34,172 tons of corn, 27,890 tons of soybean, 2,203 tons of sorghum and 3,580 tons of sunflower; whereas as of June 30, 2006 such stocks consisted in 11,426 tons of wheat, 4,538 tons of corn, 11,662 tons of soybean, 193 tons of sorghum and 479 tons of sunflower. As of June 30, 2007, the surface of leased land was 47% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is located in pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of grains generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to obtain results similar to those generated by our owned farms.

Also, this strategy allows us to increase our scale in short term, reduce the risk of inclement weather and is also more profitable than farming exclusively on land that we own. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

Wheat seeding takes place from June to September, and harvesting takes place in December and January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat and sunflower seeds, corn and sorghum is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

During fiscal year 2007, we invested approximately Ps 2.1 million in irrigation equipment, machinery and technology application through no till sowing.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As part of our strategy to expand our activities within the beef cattle production chain, during 2003 we started to slaughter our own cattle after obtaining the needed licenses. As of June 2007, our beef cattle aggregated 83,727 heads, and we had a total surface area of 84,848 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2007, our beef cattle activities generated sales of Ps.32.0 million, representing 29.0% of our consolidated sales, and our production was 9,913 tons, an increase of 1.1% compared to the previous fiscal year. This small increase in production was primarily due to a diminution of drought and improved availability of grass during fiscal year 2007, compared with the adverse weather conditions during fiscal year 2006.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Year ended June 30,			Six months ended December 31,
	2005(1)	2006(1)	2007(1)	2007(1)
Beef cattle production (in tons)(2)	10,657	9,803	9,913	4,689

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands where conditions are adequate for initial fattening. Cattle are subsequently fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. The breeding herd reproduction rate which has improved year after year, recorded satisfactory efficiency levels despite the adverse weather conditions during 2007. The implementation of technologies improved the reproductive indicators such as cattle still on technique, females artificial insemination with cattle genetic especially selected to the stock which is purchased from specialized companies in meat quality semen elaboration. Although it was implemented an strict sanitation calendar, adapted to each zone, animal category and month of the year. We use veterinarians’ products of the principal nationals and internationals laboratories. It is important to emphasize the work of a veterinarians advisers committee, who are external to us and they visit each establishment monthly to control and agreed tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area. Although the cattle farms have been qualified with the EurepGap N, which allows us to sell animals for consumption in Europe.

Within the process of de-commoditization and technological innovation, we implemented a self-developed identification and tracing system in compliance with European and the National Service of the Sanitation and Quality for Agricultural Food Products (Servicio Nacional de Sanidad y Calidad Agroalimentaria, or “SENASA”) standards. With the purpose of distinguishing our production and obtaining higher prices in production sales, we plan to extend the use of the tracing system to our whole herd.

Our beef cattle stock is organized into breeding and fattening activities. The following table indicates, for the periods indicated, the number of head of beef cattle for each activity:

	Year ended June 30,			Six months ended December 31,
	2005(2)	2006(2)	2007(2)	2007(2)
Breeding(1)	57,775	63,015	62,181	74,903
Fattening	25,816	17,654	21,546	14,690

Total	83,591	80,669	83,727	89,593

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include head of beef cattle from Agro-Uranga S.A. and Cactus. See “Subsidiaries and Affiliated Companies.”

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD (Foot – and –mouth disease).

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and purchases of cattle for fattening purposes.

During the fiscal year 2007 we invested approximately Ps.3.8 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

Milk Production

We conduct our milk business in three dairy facilities in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,300 cows in milking per day and seek to increase total production through the application of last generation technologies including genetic improve management for milk production, feeding strategic planification based on cattle specific requirement and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by developing the information created from the farms.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 being days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day period following. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

During fiscal year ended June 30, 2007, milk production was 14.2% higher than in the prior fiscal year because an increase in the quantity of dairy cows and their individual production. In our farm named “El Tigre” we milk 2,000 cows per day. With a merry-go-round structure, which required a significant investment of Ps.3.9 million, we believe it is one of the largest dairy farms in Argentina.

The following table sets forth, for the periods indicated, the total number of our dairy cows, average daily production per cow and our total milk production:

	Year Ended June 30,			Six months ended December 31 2007(1) (2)
	2005(1) (2)	2006(1) (2)	2007(1) (2)
Average dairy cows	1,212	2,410	2,677	3,116
Daily production (liters per cow)	16.5	16.5	17.1	19.4
Total production (thousands of liters)	7,312	14,588	16,663	10,855

(1)	Does not include production from Agro-Uranga S.A. See “Subsidiaries and Affiliated Companies.”
(2)	Includes production of new dairy farm “El Tigre,” as from March 1, 2005.

During fiscal year 2005, we had 4,203 heads of cattle on 1,583 hectares involved in the production of milk. During fiscal year 2006, we had 6,214 heads of cattle on 1,505 hectares involved in the production of milk As of June 30, 2007, we applied 6,507 heads of cattle on 2,376 hectares to milk production.

During fiscal year 2007, we invested an approximate amount of Ps.3.5 million (including the milking yard in “La Juanita” farm) in equipment, machinery and survey, pastures and development for our milk rodeo.

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying last generation technology to improve farming yields so as to generate higher appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding to neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

On September 1, 2005, we signed the deed for the purchase of the “San Pedro” farm of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was US$16 million, of which US$9.5 million was paid when signed the deed, US$4.0 million was paid on December 14, 2005 and US$0.73 million was paid on September 1, 2006. The remaining balance of US$1.7 million plus interest of US$0.1 million will be paid in September 2008.

On May 15, 2007, a bill of purchase was signed for a surface area of 90,000 hectares in the “8 de Julio” farm, located south of the Deseado River in the Province of Santa Cruz. The transaction was agreed for a price of US$2.4 million. Upon execution of the bill of purchase a payment was made for US$1.2 million and possession over the farm was taken. On August 13, 2007, we paid US$0.24 million and the balance shall be paid in September 2008, on the date the deed will be executed. This farm offers excellent potential for sheep production, both in terms of wool and mutton production. In addition, it has future potential as a tourist attraction and for leisure activities.

On December 17, 2007, we acquired for US$0.14 million the remaining 25% of the 72 hectare of “La Adela” farm which amounted to 18 hectares.

The following chart shows, for the periods indicated below, certain information concerning our land acquisitions:

Fiscal year ended June 30	Number of farmlands	Amount of acquisitions
		(Ps. millions)
1997(1)	2	10.2
1998(2)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003(3)	1	25.0
2004	—	—
2005(4)	2	9.3
2006(5)	1	45.9
2007(6)	1	7.3
July 1, 2007 to date(7)	1	0.4

(1)	Includes the acquisition of “San Luis” and “La Sofia” farms of 706 hectares and 4,926 hectares, respectively
(2)	Includes the acquisition of “Ñacurutú,” “Tapenaga,” “Santa Bárbara y La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(3)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(4)	“La Adela” and “El Invierno” 72 hectares and 1,946 hectares, respectively.
(5)	“San Pedro” farm of 6,022 hectares.
(6)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(7)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares.

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the periods indicated below, certain information concerning our land sales:

Fiscal year	Number of farmlands	Gross proceeds from sales	Profit / (Loss) (1)
		(Ps. millions)	(Ps. millions)
1997(2)	1	2.6	1.0
1998(3)	1	6.8	4.1
1999(4)	2	27.8	9.4
2000	—	—	—
2001(5)	2	9.0	3.0
2002(6)	3	40.6	14.8
2003(7)	2	12.0	4.9
2004(8)	2	4.1	1.7
2005(9)	2	29.8	20.0
2006(10)	1	16.1	9.9
2007(11)	3	29.9	22.3
July 1, 2007 to date(12)	1	3.5	3.2

(1)	Includes the difference between the gross proceeds from sales (net all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of the “Siete Arboles” farm of 7,975 hectares.
(3)	Includes the sale of 7,878 hectares of the “Moroti” and “Santa Rita” farms.
(4)	Includes the sale of the “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(5)	Includes the sale of the “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(6)	Includes the sale of the “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(7)	Includes the sale of the “Los Maizales” and San Luis farms of 618 and 706 hectares, respectively.
(8)	Includes the sale of the “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(9)	Includes the sale of the “Ñacurutu” and “San Enrique” farms, of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(10)	Includes the sale of the “El Gualicho” farm, of 5,727 hectares.
(11)	Includes the sale of 20,833 hectares of the “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of the “El Recreo” farm.
(12)	Includes the partial sale of the “Los Pozos”. It does not include the sale of 2,471 hectares of “La Esmeralda” since this pending transfer had not been consummated as of December 31, 2007.

On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,470-hectare parcel of the “La Esmeralda” farm in the Province of Santa Fe. Although we granted possession of the property on the date of execution of the sale agreement, the sale excludes rights to the production of the currently sown land which we retained. The aggregate sale price was US$6.3 million, of which we collected US$3.8 million upon execution of the sale agreement. The balance of US$2.5million is payable on June 2, 2008. The book value of the parcel sold was approximately US$309 per hectare and it was sold at U$S2,549 per hectare, resulting in a gain of approximately US$5.2 million.

On June 6, 2007, we signed a deed of sale for the 20,833-hectare “Tapenagá” farm, located in the Province of Chaco. This deal was consummated for US$7.3 million. The property was valued in the Company’s books at US$97.5 per hectare. Therefore, the transaction generated a US$5.0 million profit. We have collected US$3.7 million as of June 6, 2007 while the remaining balance of US$3.7 million will be collected in equal payments in May of each of 2008, 2009 and 2010.

On June 5, 2007, we signed a deed of sale for a 14,516-hectare parcel of the “Los Pozos” farm, located in the Province of Salta. The price of the transaction was US$2.2 million, or US$150 per hectare. The book value of the lot sold was US$7 per hectare. Therefore, this sale generated a US$2.0 million profit. On October 22, 2007 we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sale price was US$1.1 million, of which we collected US$0.34 million on August 21, 2007 and US$0.68 million on October 19, 2007. The balance of US$0.10 million plus accrued interest at a variable rate of LIBOR plus 600 basis points, is payable on August 21, 2008. The book value of this additional lot sold was approximately US$10.0 per hectare and was sold at approximately US$225 per hectare, resulting in a gain of approximately US$1.0 million.

We also signed a deed of sale for a 50 hectare parcel of the “El Recreo” farm, located in Recreo, Province of Catamarca, on January 19, 2007 for Ps.0.7 million, which generated a Ps.0.5 million profit.

On August 28, 2006, IGSA signed a preliminary sale contract of 1,800 hectares of the establishment called “El Recreo” of its property, in the amount of US$0.15 million. As advance payment we have received US$0.05 million. As of June 30, 2007 this sale has not been reflected in the financial statements as the property of the land has not yet been transferred.

On July 25, 2005 we sold El Gualicho farm located in the Province of Córdoba, covering 5,727 hectares, for a total sales price of US$5.7 million. This sale resulted in a gain of US$3.4 million. We collected US$3.4 million and will collect the balance in five equal annual installments through July 2010.

Farms

As of June 30, 2007, we owned, together with our subsidiaries, 17 farms, with a total surface area of 449,991 hectares.

The following table sets forth our farm portfolio as of December 31, 2007:

	Farms Owned as of December 31, 2007
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
“La Adela”	Buenos Aires	1,054	Original	Crop
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crop/Milk
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crop/Beef Cattle
“Las Vertientes”	Córdoba	4	—	Silo
“La Esmeralda”	Santa Fe	9,100	Jun. ‘98	Crop/Beef Cattle
“La Suiza”	Chaco	41,993	Jun. ‘98	Beef Cattle
“Santa Bárbara/Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation
“Cactus”(1)	San Luis	41	Dec. ‘97	Feed lot
“Tali Sumaj / “El Recreo”(2)	Catamarca	26,922	May. ‘95	Beef Cattle/Natural Woodlands
“Los Pozos”	Salta	242,510	May ‘95	Beef Cattle/Crop/ Natural Woodlands
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crop
“San Nicolás”/”Las Playas”(3)	Sta.Fe/Cba	2,965	May. ‘97	Crop/Beef Cattle
“El Tigre”	La Pampa	8,365	Apr.’03	Crop/Milk
“8 de Julio”	Santa Cruz	90,000	May. ‘07	Natural Woodlands/ Sheep Production
Total		442,276

(1)	Hectares and carrying amount in proportion to our 24.0% interest in Cactus Argentina S.A.
(2)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(3)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy parlor was closed down. Its total surface area is used for agricultural purposes. During the fiscal year ended June 30, 2007, 959 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. “La Juanita,” located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2007, 3,179 heads of cattle were grazing in 716 hectares of sown and natural pastures, and 1,684 hectares were used in the production of grains. This farm produced 7.66 million liters of milk during the fiscal year ended June 30, 2007, with an average of 1,170 dairy cows being milked and 17.9 liters per cow per day.

El Recreo. Weather conditions in the “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the province of Catamarca, and acquired in May 1995, are similar to the “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a preliminary sale contract of 1,800 hectares of the “El Recreo” farm in the amount of US$0.15 million. As advance payment we have received US$0.05 million. This sale has not been recorded in our financial statements as the property of the land has not yet been transferred.

On January 19, 2007 we entered into a preliminary sales contract for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us. This sale has been recognized as the possession of the parcel of land was effected at the time of signing the preliminary sales contract.

Tali Sumaj. The “Tali Sumaj” farm, located 1,000 kilometers northwest of Buenos Aires, in the province of Catamarca, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2007, “Tali Sumaj” had 4,367 cattle head in approximately 12,700 hectares of pasture. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2007, we used 1,240 hectares in agricultural production. We completed the development of tropical pastures in approximately 28,741 hectares. As of June 30, 2007, there were 30,992 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. In addition, we expect to sow a surface area of 63,000 hectares of pastures in this farm by the end of fiscal year 2008. On June 5, 2007 we signed the deed of sale of a surface area of 14,516 hectares of the farm “Los Pozos.” The agreed sale price was US$2.2 million, which we have received. The sale generated a gain of US$2.0 million. On October 22, 2007 we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sale price was US$1.1 million, of which we collected US$0.34 million on August 21, 2007 and US$0.68 million on October 19, 2007. The balance of US$0.10 million plus accrued interest at a variable rate of LIBOR plus 600 basis points, is payable on August 21, 2008. The sale generated a gain of approximately US$1.2 million.

San Nicolás. The “San Nicolás” farm is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2007, approximately 5,736 hectares were in use, including double crops for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used for agricultural and milk purposes. As of June 30, 2007, the farm had 540 hectares of pasture used for milk production and a sown surface area of 6,192 hectares including double crops, for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of 2006/2007, a total of 689 hectares were sown under contractual arrangement with seed producers, and we leased 1,727 hectares to third parties.

La Suiza. “La Suiza” has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2007, “La Suiza” had a stock of approximately 24,344 heads of cattle.

La Esmeralda. “La Esmeralda” has a surface area of 9,100 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2006/2007 farm season, we used a total area of 1,787 hectares for production of corn, sunflower and sorghum. We also leased 3,662 hectares to third parties for grain production. As of June 30, 2007, “La Esmeralda” had 9,937 head of cattle on 6,147 hectares. Our objective is to enhance its cattle raising efficiency and increase its surface area devoted to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,470-hectare parcel of this farm. The aggregate sale price was US$6.3 million of which we collected US$3.8 upon execution of the sale agreement. The balance of US$2.5 is payable on June 2, 2008. The sale generated a gain of approximately US$5.2 million.

El Tigre. “El Tigre” was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2007, 6,505 hectares were devoted to agriculture production. This farm produced 9.01 million liters of milk in the fiscal year ended June 30, 2007, with 1,507 cows being milked and an average daily production of 16.4 liters per cow.

El Invierno. “El Invierno” was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2007, we used the land exclusively for agricultural production.

San Pedro. The farm in “San Pedro” was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of the province of Buenos Aires. During the fiscal year ended June 30, 2007, 1,100 hectares were used for livestock activities, and 5,344 hectares were used for agricultural production.

8 de Julio. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. This farm offers potential possibilities for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm is on 20 kilometers of coast. As of June 30, 2007, all the hectares were maintained as undeveloped land reserve. In the future we may use this farm for sheep production.

Cactus. The “Cactus” farm is a 170-hectare farm owned by Cactus and is located in Villa Mercedes, province of San Luis. Cactus is a joint venture between us, Cactus Feeders Inc., one of the largest feed lot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feed lot began to operate in September 1999.

Las Vertientes. “Las Vertientes” farm is our largest storage facility with a surface area of 4 hectares and 10,000 tons capacity, located in “Las Vertientes,” Río Cuarto in the Province of Cordoba.

Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop campaign. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2007, we leased from third parties a total of 40 fields, covering 53,059 hectares, of which 25,307 hectares were assigned to farming production, including the double harvest, and 29,208 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage were crop sharing agreements.

The following table shows the breakdown of the amount of hectares owned and leased land used for each of our principal production activities:

	Year ended June 30,						Six months ended December 31,
	2005(1)		2006(1)		2007(1)		2007(1)
	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased	Owned (2)	Leased
Crops	19,994	16,299	20,018	17,004	22,712	25,307	26,461	31,174
Cattle	126,879	—	97,299	3,425	84,848	29,208	97,901	32,494
Milk	1,583	—	1,505	—	2,376	—	3,723	—

(1)	Does not include the hectares of Agro-Uranga S.A.
(2)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins. For the 2007/2008 season, we leased 33,043 hectares of agricultural production.

Storage Facilities

As of June 30, 2007, we had an approximate storage capacity of 15,341 tons (including 35.723% of the 14,950 tons available at Agro-Uranga S.A.).

The following table sets forth, at the dates, the capacity of our storage facilities:

	At June 30,			At December 31, 2007
	2005	2006	2007
	(in tons)	(in tons)	(in tons)	(in tons)
“El Gualicho”	2,000	—	—	—
“Las Vertientes”	10,000	10,000	10,000	10,000
“San Nicolás”(1)	5,341	5,341	5,341	5,341
Total	18,001	15,341	15,341	15,341

(1)	Owned through Agro-Uranga S.A. (representing 35.723% of the capacity).

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The executive committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are fixed in the Liniers Market (on the outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2006 and 2007 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2007 our sales were Ps.110.3 million and were made to approximately 140 customers. Sales to our ten largest customers represented approximately 72% of our net sales during the fiscal year 2006 and approximately 71% for the fiscal year ended June 30, 2007. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Quickfood S.A., represented, in the aggregate, approximately 46% of our net sales, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2007. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options for protection against a drop in prices. Approximately 30% of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons are located in “Las Vertientes,” close to Río Cuarto, Province of Córdoba.

Beef Cattle

We sell directly to local meat processors and supermarkets, such as Quickfood S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Swift Armour S.A., Coto S.A., Supermercados Norte S.A., Finexcor S.A., Forestal Andina S.A., Madelan S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A. at prices based on the price determined at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw Materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of supplies and an excess price in our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Others segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Our Investments

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro activities are engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities (iv) livestock. We created BrasilAgro together with our founding partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Asset Management, a company controlled by Mr. Eduardo Elsztain and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn. We entered into a shareholder agreement with Tarpon Investimentos S.A., Tarpon Agro Llc, Cape Town LLC and Elie Horn stipulating, among other things, that both parties should have a joint vote at shareholders’ meetings and that both parties have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. We, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 432 million, equivalent to 432,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issuance by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$20.6 million). Following such contribution we now hold a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital.

On January 19 and 22, 2007, we acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions, we increased our holding amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 104,902 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 1,000, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire 59,850 additional shares, thereby holding 14.1% of BrasilAgro’s diluted capital stock. One third of these warrants may be exercised starting the first anniversary of the placement; another third may be exercised starting the second anniversary and the balance starting the third anniversary.

In addition, we received, at no cost, a second series of warrants for a total of 104,902, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

As of June 30, 2007, BrasilAgro had acquired its first four properties and it had entered into agreements for the acquisition of three additional properties in the first fiscal period of 2008:

•

On April 20, 2007, BrasilAgro signed a purchase commitment to acquire 75% of the estancia “Araucaria,” which has a total area of 15.543 hectares and is located in the municipality of Mineiros, Goiás. The property will be used for sugar cane growth. The total purchase price was 80 million Reais, payable in three installments. The first installment of 32 million Reais was paid on April 20, 2007 and the other installments are due at six month intervals after the first one.

•

On August 3, 2007, BrasilAgro entered into a purchase commitment to acquire the estancia “Alto Taquarí” which has a total area of 5.266 hectares and is located in the municipality of Alto Taquarí, Mato Grosso. This property will also be used for grow sugar cane and was purchased for 34 million Reais, payable in two installments. The first installment of 6.8 million Reais was paid on August 3, 2007 and the balance is due in May 2008.

•

In August 2007, BrasilAgro entered into two separate conditional purchase commitments, subject to due diligence, to acquire a total area of 37.799 hectares in the municipality of Correntina, Bahia. The area will be used for cattle-breeding and grain growing. The aggregate purchase price for both properties was R$47.1 million Reais.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for US$4.7 million. Located 1,000 km. from a major port, this farm was acquired at a price significantly lower than the average in the region. Its potential production area is 1,740 hectares. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Bahía Grande do Ribeiro (Piaui). Acquired for US$19.7 million and with a surface area of 32,375 hectares, this farm has 3,000 hectares already in production and 16,000 hectares undergoing land clearing activities. It is estimated that the total production area will be 23,000 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential.

Engenho is a farm in Maracaju, in the State of Mato Grosso do Sul. The farm was acquired for US$4.7 million and it has 2,022 hectares. This farm is presently under a lease agreement and it yields amounts equivalent to 7.5 or 8 tons of sugar cane per year per hectare. Once the lease agreements currently in force are terminated, BrasilAgro is planning to develop sugar cane operations.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was US$17.2 million and it has 31,603 hectares. BrasilAgro plans to start large-scale production of crops and cotton.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

Futuros y Opciones.Com

In May 2000, we acquired 70% of the shares and an irrevocable purchase option for the 30% of the shares of Futuros y Opciones.Com S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. During the fiscal years 2001 and 2002, we made capital contributions for Ps.3.0 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com has launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, ask for loans, and obtain insurance, among other things. The main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain businesses and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a smaller number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com had created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

On May 31, 2005, the Ordinary Shareholders’ Meeting of Futuros y Opciones.Com decided that its capital stock should be increased by Ps.0.2 million with no additional paid-in capital and Ps.0.04 million with an additional paid-in premium of Ps.0.9 million, thus raising Futuros y Opciones.Com’s capital stock from Ps.0.01 million to Ps.0.3 million. The capital stock was further increased by Ps.0.1 million through the issuance of 100,000 preferred shares.

This capitalization was conducted after absorbing unappropriated losses of Ps.4.3 million against the Irrevocable Contributions account for a total amount of Ps.2.1 million and the Adjustment to Irrevocable Contributions account for an amount of Ps.2.2 million. The corporate bylaws have thus been amended to incorporate the resolution adopted by the Shareholders’ Meeting, which delegated its implementation on the board of directors.

As a result of such capital increase, Cresud’s investment has increased by Ps.0.6 million. This effect has been recognized in the additional paid-in capital account, pursuant to section 33 of the Argentine Corporation Law No. 19,550 under the Shareholders’ Equity section.

As of June 30, 2007, Futuros y Opciones.Com total revenues increased by 105% compared to the previous fiscal year, with 48% growth in the revenues yielded by its main business, the grains brokerage. In addition, the business consisting in sales of inputs grew by 431%, widely surpassing the budget projections.

During the fiscal year 2007, Futuros y Opciones.Com started to trade futures and options, it acquired a share in the Buenos Aires forward market Mercado a Término de Buenos Aires and has also become a dealer. Trading volumes have surpassed expectations and the service consisting in hedging with futures has turned into an essential tool for our customers to manage their price risks.

The portal keeps consolidating as the leading site for the agricultural and beef cattle sector where various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and cattle-beef activities. The site presently has an average of 15,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

Cactus Argentina

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feed lot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feed lot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc, a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Argentina’s beef production is going through a change in which the best quality beef is produced in the central part of the country while the marginal areas are generating beef produced by animals adjusted to more difficult geographic and environmental situations. We believe that the location of the packing plant is unique, surrounded by a big beef production area and not far away from the feedlot that Cactus owns in Villa Mercedes, San Luis. Cattle produced at Cactus’ feedlot are being processed at EAASA’s packing plant for the domestic and the foreign markets.

Cactus, has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during fiscal year 2007, as many companies related to the beef sector bought yearling cattle to be fed at the feed yard. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

During fiscal year 2007, Cactus recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

On October 12, 2007, the administrative authority of Villa Mercedes, Province of San Luis, where Cactus’ feedlot is located, ordered its partial closure due to the emission of odors related to the animals. In addition, it ordered Cactus to file a mitigation plan with respect to odors. On December 5, 2007, the administrative authority permitted the feedlot to resume operations, authorizing it to accommodate up to 18,500 heads of cattle.

Agropecuaria Cervera

On December 27, 2005, we and Inversiones Ganaderas S.A. (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Cervera S.A. (“Agropecuaria Cervera”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for another 29 years. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural uses. As of June 30, 2007, we had not commenced significant land development activities. We surrendered 3.6 million of IRSA’s convertible notes and paid Ps 3.17 million in cash for the acquisition of the concession.

Land development is also expected to continue in the framework of a project consisting of a total of 35,000 hectares which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta.

Regulation and Government Supervision

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

According to the Law No. 13,246, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default on payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246 also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farm animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform himself the obligations under the agreement and may not, assign it under any circumstances. Upon the death, incapacity or impossibility of the tenant farmer, the agreement will be terminated.

Quality Control of Grains and Cattle

The quality of the grains and the health measures of the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria, which is an entity within the Ministry of Economy and Production that oversees the farming and animal sanitary activities.

Argentine law establishes that the brands should be registered with each provincial registry and that there cannot be brands alike within the same province.

Sale and Transportation of Cattle

Even though the sale of cattle is not specifically regulated, general contract provisions are applicable. Further, every province has its own rural code regulating the sale of cattle.

Argentine law establishes that the transportation of cattle is lawful only when it is done with the respective certificate that specifies the relevant information about the cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the Servicio Nacional de Sanidad y Calidad Agroalimentaria.

Exportation Restriction of Beef

The Argentine Agriculture department (“Secretaria de Agricultura Ganadería, Pesca y Alimentos”), an entity within the Ministry of Economy and Production, oversees the farming and animal sanitary activities.

In addition the Secretaria de Agricultura Ganadería, Pesca y Alimentos is in expense of the distribution in Argentina of the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

In June 2007, pursuant to Resolution No 269/2007 the Secretaria de Agricultura Ganadería, Pesca y Alimentos granted to our subsidiary Exportaciones Agroindustriales Argentinas S.A. an export quota of up to 423.6 tons of beef, under the Cuota Hilton.

Environment

The development of our agribusiness depends on a number of federal, state and municipal laws and regulations related to environmental protection.

We may be subject to criminal and administrative penalties, including taking action to reverse the adverse impact of our activities on the environment and to reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Based on the Argentine Criminal Code, persons (including directors, officers and legal entity managers) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have utilized these provisions in the Argentine Criminal Code to sanction the disexpense of substances which are hazardous to human health. At the administrative level, the penalties vary from notices and fines to the full or partial suspension of the activities, which may include the revocation or annulment of tax benefits, cancellation or interruption of credit lines granted by state banks and a restriction on entering into contracts with public entities.

The Forestry Legislation of Argentina prohibits the devastation of forest and forest land, as well as the irrational use of forest products. Landowners, tenants and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farmer purposes.

As of June 30, 2007, we owned land reserves in excess of 329,828 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

In accordance with legislative requirements, we have applied for approval to develop certain parts of our land reserves, to the extent allowed. We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land reserves. We intend to use genetically modified organisms in our agricultural activities. In Argentina, the cultivation of genetically modified organisms is subject to special laws and regulations and specific authorizations.

On November 28, 2007, the National Congress passed the law known as the Forests Law which establishes minimum budgets for provincial expenditures to promote protection, restoration, conservation and sustainable use of native forests. The Forests Law prevents the owners of lands, including native forests, from deforesting or converting forested areas to non-forest lands for other commercial uses without a prior permit from each local government granting of such permit requires the preparation, evaluation and approval of an environmental impact report. The Forests Law further provides that each province must adopt a plan for the implementation of the Forest Law within one year and that no deforestation is permitted during such one-year period. In addition, the Forests Law also establishes a national policy for the sustainable use of native forests which purports to afford the preferential use rights to aboriginal and farming communities that reside near such forest. In this case, the relevant provincial authority is not to grant permits without formal public hearings and the written consent of such communities.

Property and Transfer Taxes

Value Added Tax. Under Argentine law, the sale of cattle and grains are taxable at a rate equal to 10.5% of the sale price. The sale of milk is taxable at a rate equal to 21%. The sale of land is not taxable.

Gross Sales Tax. A local transfer tax is imposed on the sale price of cattle, grains and milk at a general rate of 1%. In some provinces the sale of primary goods is not taxable.

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on acts validated by documents, (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

In the City of Buenos Aires (federal district) the stamp tax only applies to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred and commercial leases. The purchase and sale of real estate through public deed is not taxable if the real estate will be used for housing. In the City of Buenos Aires the tax rate is 2.5%. In the Province of Buenos Aires, the tax rate is 3% for public deeds of transfer of real property.

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies, all of which are organized under the laws of Argentina, as of December 31, 2007:

Subsidiaries	Effective Ownership Percentage	Property/Activity
Inversiones Ganaderas S.A.	99.99%	This company owns two farms located in the Province of Catamarca: “Tali Sumaj” and “El Recreo”.

Agropecuaria Cervera S.A.	99.99%	This company has the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project in various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities.

Subsidiaries	Effective Ownership Percentage	Property/Activity
Cactus Argentina S.A.	24.00%	This company represents our strategic alliance with Cactus Feeders Inc. and Tyson Foods Inc. for feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Agro-Uranga S.A.	35.72%	An agriculture, dairy and beef cattle company which owns two farms (“Las Playas” and “San Nicolás”) covering 8,299 hectares in the provinces of Santa Fe and Córdoba, and approximately 1,642 beef cattle head.

Futuros y Opciones.Com S.A.	70.00%	A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	34.6%	It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propriedades Agrícolas	8.25%	BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

Exportaciones Agroindustriales Argentinas S.A.	0.57%	Exportaciones Agroindustriales Argentinas S.A. (EAASA) a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Property, Plant and Equipment

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

	Province	Farms Owned as of June 30, 2007
		Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net carrying value (Ps. millions)(1)	Encumbrances (Ps. million)
“La Adela”	Buenos Aires	1,054	Original	Crop	8.5	—
“La Juanita”	Buenos Aires	4,302	Jan. ‘96	Crop/Milk	14.1	—
“San Pedro”	Entre Ríos	6,022	Sep.’05	Crop/Beef Cattle	46.4	Mortgage 4.5
“Las Vertientes”	Córdoba	4	—	Silo	0.7	—
“La Esmeralda”	Santa Fe	11,841	Jun. ‘98	Crop/Beef Cattle	12.9	—
“La Suiza”	Chaco	41,993	Jun. ‘98	Beef Cattle	28.5	—
“Santa Bárbara”/”Gramilla”	San Luis	7,052	Nov. ‘97	Crops under irrigation	19.5	—
“Cactus” (2)	San Luis	41	Dec. ‘97	Feed lot	0.7	—
“Tali Sumaj” / “El Recreo”(3)	Catamarca	26,922	May. ‘95	Beef Cattle/ Natural Woodlands	5.7	—
“Los Pozos”	Salta	247,484	May ‘95	Beef Cattle/Crop/ Natural Woodlands	38.5	—
“El Invierno”	La Pampa	1,946	Jun. ‘05	Crop	9.2	—
“San Nicolás”/”Las Playas”(4)	Sta.Fe/Cba.	2,965	May. ‘97	Crop/Beef Cattle	12.8	—
“El Tigre”	La Pampa	8,365	Apr.’03	Crop/Milk	33.8	—
“8 de Julio”	Santa Cruz	90,000	May. ‘07	Natural Woodlands/Sheep production	7.8	—

Total		449,991			239.1

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 24.0% interest in Cactus Argentina S.A.
(3)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.
(4)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

Research and Development

Investments in technology were Ps.11.6 million, Ps.22.9 million and Ps.11.2 million for the fiscal years 2007, 2006 and 2005 respectively. Total technology investments aimed at increasing the productivity of purchased land were Ps.116.2 million from fiscal year 1995.

The objectives within this area are reached through the implementation of national and international technological development projects focusing mainly on:

•	Quality and productivity improvement;

•	Increase in land appreciation value through the development of marginal areas; and

•

Increase in the quality of food in order to achieve global food safety standards. We aim to implement and perform according to official and private quality protocols that allow us to comply with the requirements of our present and future clients. Regarding official regulations, in 2003 we implemented the Servicio Nacional de Sanidad y Calidad Agroalimentaria law on animal identification for livestock in six farms. In 2004 we implemented EurepGap Protocols with the objective of complying with European Union food safety standards and as a mean for continuous improvement of the internal management and system production of our farms. Our challenge is to achieve global quality standards.

Employees

As of June 30, 2007, we had 363 employees, including the employees of Cresud, Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com, but not those of Agro-Uranga S.A. Approximately 61% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage. The following table shows our employees for the fiscal year ended June 30, 2007, 2006 and 2005.

	At June 30, 2007		At June 30, 2006		At June 30, 2005
Province	Permanent salaried	Temporary	Permanent salaried	Temporary	Permanent salaried	Temporary
Buenos Aires	112	6	99	4	93	2
Catamarca	8	1	12	4	11	1
Chaco	42	—	54	4	51	3
Córdoba	14	—	13	4	21	2
Entre Ríos	12	—	11	—	1	—
La Pampa	25	8	29	3	20	2
Salta	34	—	21	—	17	—
San Luis	20	—	39	3	31	5
Santa Fe	74	2	62	4	48	3
Santa Cruz	5	—	—	—	—	—

Total employees	346	17	340	26	293	18

Legal Proceedings

We are not engaged in any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us, other than those described below.

Inversiones Ganaderas

Exagrind S.A. has filed a lawsuit against our subsidiary Inversiones Ganaderas S.A. (“IGSA”) to recover damages and losses produced by a fire in Estancia San Rafael which is close to “Tali Sumaj,” Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps.2.9 million at the date the claim was filed.

IGSA argued that Exagrind’s claim was incorrectly processed and requested that the first instance judge order a new notice of processed, which request was granted by the judge. Exagrind successfully appealed such decision. IGSA filed subsequent appeals requesting to be given the remainder of the legal term to answer the lawsuit, since at the time of Exagrind’s appeal the legal term, had not yet expired, Such appeals were rejected by both first and second instance courts, ending with an appeal to the High Court of the Province of Catamarca. To date, a decision from the appellate court is still pending.

Additionally, in March 2007, under the request of Exagrind S.A., the court in expense of the case ordered a general inhibition of IGSA’s assets. In June 2007, that measure was revoked and replaced by an attachment on the real estate.

Exportaciones Agroindustriales Argentinas

On January 11, 2007, our affiliate Cactus together with us, acting solely as a nominee for Argentine legal purposes, acquired 100% of the capital stock of Exportaciones Agroindustriales Argentinas S.A. (EAASA). On September 13, 2007, EAASA received an information request from the Central Bank relating to its obligation to repatriate foreign currency proceeds for an aggregate amount of US$0.9 million from certain exports of agricultural products prior to our acquisition. Information requests often are a first step by the Central Bank in its initiation of administrative proceedings relating to possible breaches of foreign exchange regulations.

On October 8, 2007, EAASA requested an extension of the time to answer the Central Bank’s information request in order to analyze the relevant accounts and operations. The Central Bank granted EAASA an extension of 30 business days from October 30, 2007 to answer the information request. Breach of exporters’ obligations to repatriate export proceeds is subject to fines of up to ten times the amount involved and other penalties imposed pursuant to Argentine Criminal laws. We cannot assure you that the Central Bank will not initiate an administrative proceeding against EAASA, and that, as a result of any such proceeding, the Central Bank will not impose fines and penalties that adversely affect the financial condition and results of operations of EAASA.

Agropecuaria Cervera S.A.

On September 17, 2007, certain individuals filed an action to enforce constitutional rights known as amparo against the Ministry of Production and Employment of the Province of Salta and Agropecuaria Cervera S.A. before the Second Chamber of the Indictment Court (Cámara de Acusación – Sala II) of the Province of Salta. The plaintiffs seek an exceptional remedy to protect their constitutional rights, by obtaining a declaration that Resolution No. 403 enacted by the said Ministry is null and void. Resolution No. 403, dated September 23, 2004, authorized Agropecuaria Cervera S.A. to convert certain forested parcels of land into non-forest land for agricultural purposes. The plaintiffs argued that such Resolution was enacted through an irregular administrative proceeding and is therefore unconstitutional.

On November 15, 2007, Agropecuaria Cervera S.A., as co-defendant, filed a response to the complaint, arguing against the remedy sought by the plaintiffs, primarily on the grounds that they failed to meet the procedural and legal prerequisites for filing the action. Agropecuaria Cervera S.A. further argued that the summary proceeding, as an exceptional remedy, is only available to protect individuals’ constitutional rights or to prevent an imminent threat to such rights and does not apply in this case, since Resolution No. 403 was enacted three years prior to the filing of the suit. As of the date of this prospectus, the Court’s decision is still pending.

IRSA’S BUSINESS

Overview

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers;

•	the origination and securitization of credit card loans;

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale;

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes; and

•	the acquisition and operation of luxury hotels.

As of June 30, 2007 and December 31, 2007, IRSA had total assets of Ps.4,144.9 million and Ps.4,156.0 million, respectively, and shareholders’ equity of Ps.1,646.7 million and Ps.1,875.1 million, respectively. IRSA’s net income for the fiscal years ended June 30, 2005, 2006, and 2007 and for the six-months ended December 31, 2007 was Ps.103.2 million, Ps.96.6 million, Ps.107.1 million, and Ps.5.8 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Shopping Centers. IRSA is engaged in purchasing, developing and managing shopping centers through its subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in ten shopping centers, six of which are located in the Buenos Aires metropolitan area, and the other four of which are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. IRSA’s Shopping Center segment had assets of Ps.1,375.2 million as of June 30, 2007 and of Ps.1,527.3 million as of December 31, 2007, representing 33.2% and 36.7%, respectively, of its consolidated assets as of the same dates, and generated operating income of Ps.124.8 million and Ps.94.8 million during IRSA’s 2007 fiscal year and for the six months ended December 31, 2007, representing 62.9% and 66.8%, respectively, of its consolidated operating income for such year or period, as applicable.

Credit Cards. IRSA operates a credit card consumer finance business through its majority-owned subsidiary, Tarshop. IRSA’s Credit card operations consist primarily of lending and servicing activities relating to the credit card products IRSA offers to consumers at shopping centers, hypermarkets and street stores. IRSA finances a substantial majority of its credit card activities through securitization of the receivables underlying the accounts it originates. IRSA’s revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for processing and printing cardholders’ account statements. IRSA’s Credit Card segment had assets of Ps.158.4 million as of June 30, 2007 and of Ps.162.0 million as of December 31, 2007, representing 3.8% and 3.9%, respectively, of its consolidated assets as of the same dates, and generated operating income of Ps.32.6 million and Ps.13.8 million during IRSA’s 2007 fiscal year and for the six months ended December 31, 2007, representing 16.4% and 9.7%, respectively, of its consolidated operating income for such year or period, as applicable.

Residential Properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, IRSA acquires vacant land, develop infrastructure such as roads, utilities and common areas, and sell parcels of land for construction of single-family homes.

IRSA’s Development and Sale of Properties segment had assets of Ps.539.3 million as of June 30, 2007 and of Ps.456.4 million as of December 31, 2007, representing 13.0% and 11.0% of its consolidated assets at such dates, and generated operating income of Ps.6.2 million and Ps.4.2 million during IRSA’s 2007 fiscal year and for the six months ended December 31, 2007, representing 3.1% and 2.9%, respectively, of its consolidated operating income for such year or period, as applicable.

Office Buildings. In December 1994, IRSA launched its office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2007, IRSA, directly and indirectly, owned interests in 24 offices and other non-shopping center leased properties in Argentina that in the aggregate represented 234,320 square meters of gross leasable area. IRSA’s Offices and Other Non-Shopping Center leased properties segment had assets of Ps.700.0 million as of June 30, 2007 and of Ps.899.0 million as of December 31, 2007, representing 16.9% and 21.6%, respectively, of IRSA’s consolidated assets as of the same dates, and generated operating income of Ps.19.6 million and Ps.17.5 million during IRSA’s 2007 fiscal year and for the six months ended December 31, 2007, representing 9.9% and 12.3%, respectively, of its consolidated operating income for such year or period, as applicable

Hotels. In 1997, IRSA acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, IRSA acquired the Hotel Sheraton Libertador in Buenos Aires. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. IRSA’s Hotels segment, which consists of these three hotels, had assets of Ps.208.4 million as of June 30, 2007 and of Ps.240.1 million as of December 31, 2007, representing 5.0% and 5.8%, respectively, of its consolidated assets as of the same dates, and generated income of Ps.14.7 million and Ps.11.5 million during IRSA’s 2007 fiscal year and for the six months ended December 31, 2007, representing 7.4% and 8.1%, respectively, of its consolidated operating income for such year or period, as applicable.

Banco Hipotecario. IRSA currently owns 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans. IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, IRSA increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, IRSA sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of IRSA’s controlling shareholders, for Ps.6.0 million, generating a loss of Ps.1.6 million. IRSA’s 11.8% investment in Banco Hipotecario is held in the form of Class D shares, which are currently entitled to three votes per share, affording IRSA the right to vote approximately 18.36% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of December 31, 2007, IRSA’s investment in Banco Hipotecario represented 7.0% of its consolidated assets, and during IRSA’s fiscal years ended June 30, 2005, 2006 and 2007 and for the six months ended December 31, 2007, this investment generated gains of Ps.55.2 million, Ps.47.0 million and Ps.41.4 million, and a Ps.9.4 million loss, respectively.

Business Strategy

IRSA seeks to take advantage of its position as a leading company in Argentina dedicated to owning, developing and managing real estate. IRSA’s business strategy seeks to (i) generate stable cash flows through the operation of its real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of IRSA’s asset portfolio by selectively acquiring strategically located properties by taking advantage of development opportunities, and (iii) enhance the margins of IRSA’s sales and developments segment through timely transformation of its land reserves into developed residential and commercial properties.

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. IRSA believes that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, (i) a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and (ii) a level of shopping center penetration that IRSA considers low compared to many developed countries. IRSA seeks to improve its leading position in the shopping center industry in Argentina by taking advantage of economies of scale to improve the operating margins of its diversified portfolio of existing shopping centers and by developing new properties at strategic locations in Buenos Aires and other important urban areas, including in Argentine provinces and elsewhere in Latin America. The shopping center business is at present the strongest source of cash generation of IRSA’s business segments.

Credit Cards. IRSA believes that its credit card operations complement its shopping center business and offer attractive prospects for long-term growth due to improved macroeconomic conditions and an expansion in consumer credit. IRSA seeks to grow its credit card business and intend to maintain low levels of credit exposure through continuing securitization of its credit card loans. From time to time IRSA considers strategic alternatives with respect to its investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with domestic and international banks and credit card companies that are substantially larger than Tarshop. As a result, IRSA is considering alternatives to maximize the value of its investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card sector. Although IRSA is actively considering a range of such strategic alternatives, we cannot give you any assurance if or when any of them will be in fact be implemented.

Residential property. During the economic crisis in Argentina in 2001 and 2002 and its aftermath, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, IRSA decided to focus on projects for affluent individuals who do not need to finance their home purchases. IRSA believes that there are attractive opportunities in the residential segment, as construction costs have remained low and property values have recovered significantly. IRSA seeks to take advantage of this opportunity, as well as of improvements in highway and other transportation infrastructure in and around Buenos Aires, by focusing on the development of residential properties for medium- and high-income individuals. In urban areas, IRSA seeks to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. IRSA recently entered into a partnership with Cyrela Brazil Realty S.A. Empreendimentos e Participações, a leading Brazilian developer of residential real estate, to develop residential real estate projects in Argentina and to increase IRSA’s presence in such business. In suburban areas, IRSA seeks to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units.

Office buildings. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, IRSA believes there is currently substantial demand for desirable office space in Buenos Aires. IRSA seeks to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that IRSA believes offer potential for rental income and long-term capital gain. IRSA expects to continue its focus on attracting premium corporate tenants to its office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotels. IRSA believes its portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. IRSA seeks to continue its strategy of investing in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. IRSA currently intends to renovate and expand Hotel Llao Llao and to remodel the Hotel Sheraton Libertador.

Banco Hipotecario. IRSA believes that its investment in Banco Hipotecario has attractive prospects for long-term appreciation. After the 2002 economic crisis in Argentina mortgage loan originations have increased, and IRSA believes they are likely to continue to increase as salaries, consumer purchasing power and investments in residential construction grow. IRSA believes that, unlike certain other countries in Latin America, Argentina has a low level of mortgages outstanding, particularly if measured in terms of GDP and believe that Banco Hipotecario is currently valued at a level that is attractive compared to most other Argentine listed banks. Finally, IRSA believes that the mortgage origination business and its real estate development business (which IRSA expects to be bolstered through its recent partnership with Cyrela mentioned above) may potentially experience synergies that enhance operational efficiencies and cross selling opportunities that may promote the development of IRSA’s undeveloped land reserves.

Land reserves. IRSA continuously seeks to acquire undeveloped land at locations it considers attractive inside and outside the city of Buenos Aires. In all cases, IRSA’s intention is to purchase land with significant development or appreciation potential for subsequent sale. IRSA believes that holding a portfolio of desirable undeveloped parcels of land enhances its ability to make strategic long-term investments and affords IRSA a valuable “pipeline” of new development projects for upcoming years.

International. In the past, IRSA has made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which it disposed of in 2002 and 2001, respectively. Although we cannot assure you that IRSA will make further investments outside of Argentina, IRSA believes that Brazil and certain other Latin American countries offer certain interesting real estate opportunities. IRSA expects to continue to evaluate actively such regional opportunities as they arise.

Shopping Centers

Overview

IRSA is engaged in purchasing, developing and managing shopping centers through its subsidiary Alto Palermo. As of June 30, 2007, Alto Palermo operated and owned majority interests in ten shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the remaining are located in the interior Argentine cities of Salta, Rosario, Mendoza and Córdoba.

As of December 31, 2007, IRSA owned approximately 62.5% of Alto Palermo, and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and trade on the Bolsa de Comercio de Buenos Aires and the corresponding ADSs are listed and trade on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of September 30, 2007, IRSA owned US$31.7 million of Alto Palermo’s convertible notes due 2014. If IRSA and all other holders of such convertible Notes were to exercise its option to convert the convertible notes into shares of Alto Palermo’s common stock, IRSA’s shareholding in Alto Palermo would increase to 65.6% of its fully diluted capital.

At June 30, 2007, Alto Palermo’s shopping centers comprised a total of 224,138 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of the Panamerican Mall that includes several projects one of which is the construction of a shopping center). For the year ended June 30, 2007, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.0%.

In December 2006, Alto Palermo acquired a 100% of Empalme S.A. which owns Córdoba Shopping, a shopping center covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of Córdoba City.

As a result of IRSA’s acquisition of several shopping centers and a corporate reorganization of Alto Palermo, IRSA recently centralized management of its shopping centers in Alto Palermo. Alto Palermo is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning IRSA’s shopping centers as of December 31, 2007.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	Alto Palermo’s Effective Interest (3)	Accumulated Rental Income as of December 31 (in thousand Ps.) (4)			Book Value (in thousand Ps.) (5)
					2005 (12)	2006	2007
Shopping Centers (6)
Alto Palermo	12/23/97	18,097	98.8%	100.0%	23,966	28,878	34,133	178,515
Abasto Shopping	07/17/94	39,581	99.7%	100.0%	21,677	27,707	35,131	184,091
Alto Avellaneda (11)	12/23/97	28,575	97.4%	100.0%	12,285	16,069	19,533	97,458
Paseo Alcorta	06/06/97	14,437	99.5%	100.0%	12,230	15,862	18,919	69,889
Patio Bullrich	10/01/98	10,978	97.6%	100.0%	10,474	12,707	14,584	102,694
Alto Noa Shopping	03/29/95	18,831	99.8%	100.0%	2,465	3,261	4,473	26,082
Buenos Aires Design	11/18/97	13,988	98.0%	53.7%	4,210	5,153	5,883	14,850
Alto Rosario Shopping	11/09/04	30,261	99.9%	100.0%	5,750	7,594	9,896	83,127
Mendoza Plaza Shopping	12/02/04	39,392	97.3%	85.4%	6,864	8,678	11,568	87,710
Fibesa and Others (7)	—	N/A	N/A	100.0%	29,340	7,315	13,031	—
Comercializadora Los Altos S.A.	—	N/A	N/A	100.0%	—	—	177	—
Income from Tarshop	—	N/A	N/A	80.0%	55,197	89,296	139,901	—
Neuquén (8)	07/06/99	N/A	N/A	94.6%	—	—	—	12,303
Panamerican Mall S.A. (9)	12/01/06	36,173	N/A	80.0%	—	—	—	229,570
Córdoba Shopping Villa Cabrera	12/31/06	10,429	98.6%	100.0%	—	—	5,239	73,892

Total (10)		260,742	98.7%	92.7%	184,458	222,520	312,468	1,160,181

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Alto Palermo’s effective interest in each of its business units. IRSA owns a 62.48% equity interest in Alto Palermo as of December 31, 2007.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes credit card income (Tarshop).
(11)	9.57% of the shopping center’s surface area is currently under construction.
(12)	Includes Ps.23 million from the sale of the Alcorta Plaza property, as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, in the “Sales and Developments” segment.

The following table shows certain information concerning IRSA’s shopping centers as of June 30, 2007.

	Date of Acquisition	Leaseable Area sqm(1)	Alto Palermo’s Effective Interest(3)	Occupancy Rate(2)	Annual Rental Income for the fiscal years(4)			Book Value (in thousands of Ps.)(5)
					2005	2006	2007
					(in thousand Ps.)
Shopping Centers(6)

Alto Palermo	12/23/97	18,210	100.0%	99.6%	37,889	47,730	57,345	175,517
Abasto de Buenos Aires	07/17/94	39,683	100.0%	97.0%	34,583	44,739	56,380	187,436
Alto Avellaneda	12/23/97	27,336	100.0%	95.0%	19,149	25,151	31,249	89,664
Paseo Alcorta	06/06/97	14,403	100.0%	99.0%	19,734	24,562	31,241	64,432
Patio Bullrich	10/01/98	10,978	100.0%	100.0%	17,819	21,425	25,368	103,137
Alto NOA Shopping	03/29/95	18,831	100.0%	100.0%	3,829	5,243	6,635	27,040
Buenos Aires Design	11/18/97	13,988	53.7%	100.0%	7,082	8,619	10,359	16,082
Alto Rosario	11/09/04	30,261	100.0%	93.4%	5,497	11,823	15,464	84,145
Mendoza Plaza Shopping	12/02/04	39,392	85.4%	95.9%	9,212	14,636	18,779	89,004
Córdoba Shopping Villa Cabrera	12/31/06	11,056	100.0%	99.0%	N/A	N/A	3,810	75,508
Panamerican Mall S.A.(a)(11)	12/01/06	28,741	80.0%	N/A	N/A	N/A	N/A	167,606
Fibesa and others(7)	N/A	N/A	100.0%	N/A	10,735	11,075	13,636	N/A
Income from Tarshop(10)	N/A	N/A	80.0%	N/A	64,558	122,969	212,965	N/A
Neuquén(8)	07/06/99	N/A	94.6%	N/A	N/A	N/A	N/A	12,302

Total(7)		252,879	N/A	97.0%	230,087	337,972	483,231	1,091,873

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Effective participation of Alto Palermo in each business unit. IRSA has a 62.48% in Alto Palermo.
(4)	Represents the total consolidated leases according to the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Owned through IRSA’s subsidiary Alto Palermo.
(7)	Includes revenues from Fibesa S.A.
(8)	Parcel of land for developing a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a movie theater complex and an office and/or dwelling building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the consolidated financial statements. Includes profits for the Tarshop credit card.
(11)	Meters represent only the land surface.

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which IRSA had an interest for the periods shown.

	Fiscal Year Ended June 30,(1)
	2005	2006	2007
	Ps.	Ps.	Ps.
Abasto	333,216,597	453,871,445	573,814,588
Alto Palermo	362,089,242	436,244,953	502,220,444
Alto Avellaneda	259,630,930	308,900,404	418,349,117
Paseo Alcorta	212,617,732	264,060,375	321,948,304
Patio Bullrich	170,679,604	195,877,528	226,200,714
Alto Noa	75,648,232	104,529,187	130,318,508
Buenos Aires Design	73,906,709	91,921,046	110,722,931
Mendoza Plaza	159,206,234	275,864,008	337,757,597
Alto Rosario	50,895,239	143,806,266	204,430,069

Total retail sales(2)	1,697,890,519	2,275,075,212	2,825,762,272

(1)	Retail sales based upon information provided to IRSA by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases IRSA owns less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for IRSA’s shopping center properties in place as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases(1)	Percentage of Total Base Rent Under Expiring Leases
		(square meters)	(%)	(Ps.)	(%)
2008(2)	703	134,815	63%	49,763,778	28%
2009	277	35,413	17%	66,336,108	38%
2010	96	17,564	8%	41,939,740	24%
2011+	25	25,290	12%	17,961,963	10%

Total	1,101	213,082	100%	176,001,589	100%

(1)	Includes only the basic rental income amount. Does not give effect to IRSA’s ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2007.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2005, 2006 and 2007:

	Fiscal year ended June 30,
	2005	2006	2007
	(%)	(%)	(%)
Abasto de Buenos Aires	100.0	99.9	97.0
Alto Palermo Shopping	100.0	100.0	99.6
Alto Avellaneda	99.1	96.6	95.0
Paseo Alcorta	99.7	99.2	99.0
Patio Bullrich	98.6	100.0	100.0
Alto Noa	99.5	100.0	100.0
Buenos Aires Design	96.8	100.0	100.0
Alto Rosario	98.0	100.0	93.4
Mendoza Plaza Shopping	95.5	97.8	95.9
Córdoba Shopping Villa Cabrera	N/A	N/A	99.0
Average occupancy rate	98.4	99.1	97.0

Rental Price

The following table shows the annual/period average income per square meter for the fiscal years ended June 30, 2004, 2005, 2006 and 2007:

	Fiscal Year Ended June 30,(1)
	2005	2006	2007
	(in Ps. per square meter)
Abasto	779.7	1,021.5	1,273.2
Alto Palermo	1,926.2	2,432.2	2,925.0
Alto Avellaneda	678.0	899.7	1,099.8
Buenos Aires Design	399.9	501.4	633.7
Paseo Alcorta	1,295.5	1,628.7	2,074.2
Patio Bullrich	1,455.0	1,791.6	2,051.1
Alto Noa	193.1	280.0	343.9
Alto Rosario	274.1	376.0	484.2
Mendoza Plaza	203.2	353.8	455.6

(1)	Annual / six month rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Principal Terms of IRSA’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. IRSA’s lease agreements are generally denominated in Pesos.

Leasable space in IRSA’s shopping centers is marketed through an exclusive arrangement with its real estate broker Fibesa S.A. IRSA has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, IRSA’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

IRSA charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”), which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Although many of IRSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that IRSA may be able to enforce such clauses contained in its lease agreements. See “Risk Factors—Risks Relating to IRSA’s Business” for a more detailed discussion.

In addition to rent, IRSA charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without its consent.

IRSA is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. IRSA also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within his own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to the maintenance of the common areas. IRSA determines this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

IRSA carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by IRSA. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. IRSA may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. IRSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. IRSA may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by IRSA. IRSA has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of IRSA’s shopping center revenues for its fiscal years ended June 30, 2005, 2006 and 2007.

	Fiscal Year ended June 30,
	2005	2006	2007
	(in Pesos)
Fixed monthly minimum rent	78,701,727	104,548,288	129,594,156
Variable rent dependent on sales	29,421,020	40,896,378	51,872,357
Stand and kiosk rentals	14,650,061	17,711,770	21,303,064
Admission fees	19,068,915	26,254,296	34,477,499
Various	16,286,582	17,035,196	23,012,445
Parking	7,349,610	8,523,290	9,872,453

Total rent and services	165,477,915	214,969,218	270,131,974
Tarshop revenues	64,557,977	122,968,616	212,965,332
Other revenues from other segments	51,219	0	133,848

Total shopping center revenues	230,087,111	337,971,664	483,231,154

Description of each Shopping Center

Set forth below is information regarding IRSA’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the well known and densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 64,574 square meters that consists of 18,210 square meters of gross leasable area. The shopping center has a food court with 21 restaurants. Alto Palermo Shopping is spread out over four levels and has a 647 car-parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.2,298 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Musimundo. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area at June 30, 2007 and approximately 9.6% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 145-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters that includes 27,336 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,275 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Frávega, Rodo, Bingo, Garbarino and Compumundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.4% of its gross leasable area at June 30, 2007 and approximately 12.4% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 113-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,728 square meters that consists of 14,403 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,863 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Musimundo, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of Paseo Alcorta’s gross leasable area at June 30, 2007 and approximately 9.3% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into an 115,905 square meter shopping center, with approximately 39,683 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 24 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,205 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Hoyts Cinemas, Frávega, Hiper Rodo and Garbarino. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.3% of the annual base rent for the fiscal year ended on June 30, 2007.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 83-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 28,211 square meters that consists of 10,978 square meters of gross leasable area. The four-story shopping center includes a 14 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 212 spaces. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,717 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Etiqueta Negra, Rapsodia, Christian Dior, Casa López and Rouge International. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 14.9% of Patio Bullrich’s gross leasable area at June 30, 2007, and approximately 9.4% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 84 store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 41,700 square meters of total constructed area that consists of 18,831 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.577 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Supermercado Norte, Frávega, Garbarino, YPF and Slots. Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.8% of Alto Noa’s gross leasable area at June 30, 2007, and approximately 8.0% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 61-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 54% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 13,988 square meters of gross leasable area. The shopping center has 6 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,660 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café and Prima Fila. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.5% of Buenos Aires Design’s gross leasable area and 17.6% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 105,809 square meters of fully covered surface, and 30,261 square meters of gross leasable area. This center is primarily devoted to clothing and entertainment and includes a food patio with 18 stores, a children’s’ entertainment area, a 14-cinema complex and parking lot for almost 1,736 vehicles. Tenants in this shopping center generated average monthly sales of approximately Ps.563 per square meter, for fiscal year ended June 30, 2007. Principal tenants are Frávega, Sport 78, McDonald’s, Compumundo and Red Megatone. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 6.5% of Alto Rosario’s gross leasable area and 6.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 148-store shopping center located in the city of Mendoza in the Province of Mendoza. It consists of 39,392 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 23 stores, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.715 per square meter for the fiscal year 2007. During the year 2005 a 68.8% interest in Mendoza Plaza was acquired to Pérez Cuesta, increasing up to 85.4%. Principal tenants currently include Falabella, Super Plaza Vea, Frávega, Garbarino and Red Megatone. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.7% of Mendoza Plaza’s gross leasable area at June 30, 2007, and approximately 22.3% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106 shops commercial center located in Villa Cabrera, Province of Córdoba. The Córdoba Shopping center has 11,056 square meters of gross locative area. The Córdoba Shopping has a movie theatre complex with 12 units and approximately 6,929 square meters, a food patio and an entertainment area. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.115 per square meter for the fiscal year 2007. Principal lessees are New Sport, Musimundo, Dexter, McDonald’s and Plenty.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 IRSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a part of the Patio Olmos shopping center, which operates four commercial plants and two underground parking lots. This shopping center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts. The building is under a concession contract, effective for a 40-year term expiring in February 2032, in which IRSA acts as grantor. Such contract establishes a monthly payment which is increased by Ps.2,513 every 47 months. As of December 31, 2007 the concession is in its 190th month with a monthly payment of Ps.12,565.

On November 20, 2006, IRSA was notified that the bid was awarded to it, and it paid the 30% of the offer bid in accordance with the terms and conditions established in the bid.

On January 15, 2007 IRSA was notified of two claims filed against it before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing this transaction. On February 1, 2007 IRSA responded the claims.

On June 26, 2007, IRSA advised that the Antitrust Authority initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this prospectus the result of this proceeding is yet to be determined.

On September 25, 2007, IRSA purchased the building known as Ex Escuela Gobernador Vicente de Olmos from the Corporación Inmobiliaria Córdoba S.A., pursuant to the terms and conditions of “Bid No. 10/06 for the sale of the property located in the Province of Cordoba”. The aggregate purchase price was Ps.32.5 million. As part of this transaction, the Province of Cordoba has also assigned its rights and obligations to IRSA under the concession contract. On January 24, 2008 the Antitrust Authority requested IRSA to submit additional information relating to the transaction.

Panamerican Mall Project. In December 2006 IRSA entered into a series of agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A., a recently formed company in which IRSA’s subsidiary Alto Palermo has an 80% shareholding. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or housing building. This is currently one of IRSA’s most significant development projects. IRSA has started the construction of this shopping center and currently seeks to complete it during its fiscal year ending June 30, 2009.

Credit Card Operations

Through its 80% owned subsidiary Tarshop, IRSA is engaged in the credit card business through the issuance of its Tarjeta Shopping and Tarjeta Shopping Metroshop credit cards which have a strong presence in IRSA’s shopping centers and nearby hypermarkets and street stores. In addition to increasing sales and traffic in IRSA’s shopping centers, it also seeks to achieve a financial return by facilitating access to credit for an underbanked segment of the Argentine population.

IRSA targets all customers of its shopping centers as well as customers in nearby hypermarkets and street stores. IRSA attracts customers by offering a credit card which is easy to obtain and use and by promotions suited to the commercial needs of its tenants and that are also regarded by customers as more convenient than other means of payment. One of the most important benefits granted to customers is the welcome discount which provides a 10% discount on all purchases made on the customer’s first day. One of the most aggressive promotions includes offering up to a 20% discount at stores designated at random, and as a result, affording accessible prices to a wide range of customers. Many of Tarshop’s customers also have access to the Banelco and Link ATM networks, allowing them to make cash withdrawals from any ATM in Argentina.

IRSA is currently considering strategic alternatives with respect to its investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger. As a result, IRSA is currently considering alternatives to maximize the value of its investment in Tarshop, including its possible merger with, or sale to, another entity engaged in the credit card industry.

History of IRSA’s Credit Card Business

The credit card business in Argentina started in the 1960s, but its growth was limited until companies such as Visa and Mastercard entered the Argentine market in the early 1980s. During this first stage, and as a consequence of an inflationary economy, the surcharges imposed by merchants for credit card sales were high, burdensome and curtailed the growth of the credit card business in Argentina. With the implementation of the Convertibility Plan in April 1991 the inflation was curbed, and the consumer financing market, in pesos as well as in dollars, rapidly developed.

The Tarjeta Shopping card was introduced in 1996 mainly to develop a private credit card that would be offered to customers of the Alto Avellaneda shopping center and accepted at all its stores, including the Wal-Mart Avellaneda superstore located next to Alto Avellaneda. In light of the initial success of the Tarjeta Shopping card in Alto Avellaneda, IRSA determined to use it, as its platform for expanding its credit card business to IRSA’s other shopping centers.

In late 2004, IRSA introduced its Tarjeta Shopping Metroshop credit card through a 50.0% owned joint venture with Metronec S.A., a company which issues the Tarjeta Subtecard credit card. The Tarjeta Shopping Metroshop credit card has the same characteristics and benefits as IRSA’s Tarjeta Shopping card as well as the Tarjeta Subtecard. The Tarjeta Shopping Metroshop credit card allows IRSA access to the users of the subway of the City of Buenos Aires and the General Urquiza Railway. Holders of the Tarjeta Shopping Metroshop credit card can pay credit card bills at Metroshop’s branches, subway stations ticket counters and through other collection agents, and are entitled to participate in exclusive promotions and specially designed financing plans. This alliance allows IRSA to develop a consumer credit business using the captive customer base, experience and know how in the marketing of financial products in high-transit areas and its use in the more than Ps.30,000 participating stores, the best chains and the Banelco and Link ATM networks.

Metroshop currently has 11 branches distributed in the main stations of the A, B, C, and D and E subway lines in the City of Buenos Aires, one in the City of Mar del Plata and more than twenty outsourced participating points of sale located in the subway network of the City of Buenos Aires.

Since 2003, IRSA’s credit card business has expanded its customer base and its area of influence, particularly in the south area of Buenos Aires and in other provinces. For the fiscal years ended June 30, 2000, 2003, 2006 and 2007 the evolution of Tarshop’s customers base was as follows:

Fiscal year ended June 30,	Shopping Centers	Street Stores and Other Non-Shopping Center Stores
2000	87.0%	13.0%
2003	56.0%	44.0%
2006	16.0%	84.0%
2007	13.9%	73.7%

IRSA’s Tarjeta Shopping card has become one of the main credit cards in Alto Avellaneda shopping center with more than 33% of the credit card sales made, and in Abasto de Buenos Aires with a share exceeding 15%. In addition, IRSA has increased its Tarshop customer base to almost 600,000 accounts by the end of 2006, with an activation of more than 70%, sales of almost $1 billion in the year and more than 30,000 participating stores.

On September 25, 2007, IRSA formed a new company, Financel Communications S.A. (“Financel”), with its partner Prisma Investments S.A. with ownership of 80% and 20%, respectively. Financel’s purpose is to create innovative solutions for collections and payments of purchases and services in Argentina through the use of mobile telephony. Financel, together with CTI Móvil and Tarshop, have set-up “Compra Móvil,” the first shopping system for mobile telephones in Argentina which we believe will allow CTI customers to expand their options in an easy and secure way, for payments of consumer purchasers, through the use of their mobile telephones.

The table below sets forth information with respect to the growth of IRSA’s credit card business during the periods shown:

	Fiscal year ended June 30,
	2005	2006
	(in millions of Ps.)
Revenues:
Interest income	14.8	29.9
Merchants’ commissions	14.5	22.7
Other fees and commissions	0.0	0.1
Compensatory, punitive and other interest	3.1	5.9
Account maintenance expenses	12.7	22.2
Expenses for life and disability insurance	19.4	41.6
Income from Metroshop	0.1	0.4
Other services	0.0	0.1
Credit cards reissued	0.0	0.1

Total	64.6	123.0
Credit card receivables(1)	209.2	384.6
Credit cards issued	0.4	0.5
Branches(2)	19	20
Participating stores(2)	21,500	25,900

(1)	Including the securitized portion.
(2)	In constant Ps.

The table below sets forth information with respect to the growth of IRSA’s credit card business during fiscal year 2007, considering the last classification of revenues in Tarshop’s financial statements:

Fiscal year ended June 30, 2007
(in millions of Ps. except for branches and participating stores)
Revenues
Merchants’ commissions	38.2
Income for services	74.2
Interest income	63.8
Other fees and commissions	2.6
Credit card reissued	1.5
Account maintenance expenses	32.0
Income from Metroshop	0.7

Total	213.0
Credit card receivables(1)	723.6
Credit cards issued	0.7
Branches(2)	23
Participating stores(2)	38,200

(1)	Including the securitized portion.
(2)	In units.

Distribution Network

Today, Tarshop has 22 branches, including in IRSA’s Alto Avellaneda, Alto Palermo, Abasto and Paseo Alcorta shopping centers, as well as street offices such as the ones located in the Avellaneda District in the downtown area of Buenos Aires, and in the districts of Lomas de Zamora, Morón and Quilmes, among others. This growth has been accompanied by the significant expansion throughout the rest of the country by the opening of branches in the provinces of Córdoba, Tucumán, Salta and Jujuy. In addition, IRSA has stands for promotion, opening of accounts and distribution of cards at the Wal-Mart Avellaneda superstore and the Coto supermarkets located in the districts of Lanús, Sarandí and Temperley. IRSA has also entered into strategic alliances at the point of sale of certain important household appliance and motorcycle stores where it is possible to obtain instant credit through the so-called “First Transaction” scheme where no card is needed for the first purchase.

Each branch is organized as an autonomous and independent business unit that handles the resources necessary to achieve its business goals, such as invoicing and number of accounts opened. In addition, Tarshop has its own ATM structure for payment of bills and extension of automatic cash loans to customers in its branches, applying facilities and procedures for the management and movement of cash comparable to those used by bank branches.

Credit Risk Management

Credit Approval Process

Applications for issue of credit cards submitted are subjected to an evaluation process that involves several controls. First, the applicant’s identity is verified and its credit information is obtained from credit bureau agencies. Based on the information filed by the applicant and the credit bureau data collected, in the absence of any negative background, the applicant is given a card with a provisional limit set according to its score level. Simultaneously, the data provided by the applicant himself are verified directly and by cross-checking by means of inquiries to credit data basis and governmental agencies, and if necessary, telephone verifications and validations are made at the relevant domicile.

Credit Limits

The credit limit assigned to each card applicant is determined on the basis of the family income and other requirements established by Tarshop based on its experience up to a maximum of Ps.20,000. The credit limit is the maximum amount of unmatured installment payments available to the client and its additional cardholders to make purchases, services and cash advances, after having analyzed the client’s indebtedness to other financial institutions.

Applications to increase the credit limits are evaluated on the basis of the applicant’s seniority and payment behavior and financial condition vis-à-vis other financial institutions. In addition, Tarshop from time to time reviews the card’s limit based on the card holder’s payment behavior.

Payment Plans

Tarshop handles a single billing cycle that matures on the 25th day of each month. The bill contemplates a grace period for non-interest accruing payments that expires on the 9th day of the following month, and a second due date subject to delayed payment charges on the 20th day of the following month. Bills are payable at any Tarshop office and in IRSA’s major collection facilities.

Accounts with unpaid bills as of the 20th day of each month fall in arrears, and are blocked until payment is effected. During the first 30 days of arrears, the client receives automatic and manual calls and letters of reminder. As from the 31st day of arrears, telephone collection officers arrange an interview with the delinquent client at the branches, so as to continue collection activities in person.

Credit Monitoring and Collection Procedures

Delinquent collection management proceedings start with a reminder call sent to clients who have failed to pay on the first due date, by using an automatic call system. Approximately 40 to 120 days after the due date, the actions involve a combination of telephone calls, interviews with collection officers at the Tarshop’s branches and home visits, aimed at obtaining a disexpense of the debt or a payment rescheduling, accompanied by the execution of a debt acknowledgment instrument by the client. Finally, accounts with arrears of more than 120 days are transferred to the attorneys for the filing of legal actions, unless there is evidence of the debtor’s insolvency.

Tarshop’s collection procedures are similar to those established in the trust, see “Funding and Securitization Activities” below.

As concerns loan loss provisions, the policies IRSA applies are similar to those established by the Central Bank. IRSA makes provisions in relation to the credit portfolio category based on the following:

Performing	Provision
Past due:
0-30 days	1.0%
31-89 days	5.0%
90-180 days	25.0%
181-365 days	50.0%

The table below sets forth information with respect to the credit card receivables (including the securitized portion):

	As of June 30,
	2005		2006		2007
	Ps.	%	Ps.	%	Ps.	%
Portfolio Status
Performing(1)	264.1	90.5	338.6	88.2	627.4	86.7
Past due:
31-89 days	8.1	2.8	13.3	3.5	26.2	3.6
90-180 days	10.2	3.5	16.8	4.4	37.8	5.2
181-365 days	9.4	3.2	15.0	3.9	32.2	4.5

Total	291.8	100.0	383.7	100.0	723.6	100.0
Over 365 days and legal proceedings(2)	30.9	—	35.5	—	55.0	—
Loan loss allowance as % of past due loans	—	37.8	—	29.5	—	20.3
Loan loss allowance as % of all loans	—	3.5	—	3.5	—	2.7

(1)	Performing loans not past due more than 30 days.
(2)	These claims are subject to a 100% loan loss allowance.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital resources include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial engineering mechanism, Tarshop has led one of the largest issues in the market and successfully placed 29 series for more than Ps.1,250 million, and was assigned the highest rating by Standard & Poor’s.

Throughout its history, Tarshop has incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.450 million Trust Security Program. An application was filed with the Comisión Nacional de Valores to obtain authorization for extending this amount to Ps.900 million in order to accompany the expected growth of its business.

To date, 29 series have been issued aggregating Ps.1,265 million in bonds and certificates of participation. In 2006, 9 series were issued for Ps.348 million, and in 2005 8 series were issued for Ps.210 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 13% and 15%, respectively. The interest accrued on both Bonds is subject to a floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P.

Liquidity Policies

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately $1.5 million, and to invest any excess in interest-accruing accounts and in mutual investment funds redeemable upon request within 48 or 24 hours. All balances and reserves are denominated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions in constant expansion is required. This has prompted Tarshop to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, its administrative headquarters are capable of being connected via PosNetworks to the participating stores, ensuring the possibility of adding stores and carrying out transactions around the clock.

The expansion of the call center and IRSA’s credit department required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries attended and increase in processing speed. The Area has four sectors: Systems Development, Technology, New Projects and Server Management and IT Security. Tarshop operates with proprietary information systems, developed and suited to the Company’s business. Its main systems are developed in 4GL language with Informix DS Data Base Engine, currently, migrating to a new context developed under .net under Oracle DFG Data Base. The main systems’ platform is composed of SUN Spark servers, with Solaris 10 operating system.

All business processes, from origination to account opening, issue of plastics, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these system.

The systems allow the on-line capturing and validation of purchases, receiving transactions through Posnet, LaPos (Visa), and direct communication with the major Shopping Center, Hypermarket and Department Store chains, and cash withdrawal transactions through Banelco and Link ATMs.

Tarshop’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to respect its current cost structure while still maintaining the speed in the growth of accounts and portfolio it has been showing so far.

Summary Balance Sheet and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of the dates indicated:

	As of June 30,
	2005	2006	2007
	(in millions of Ps., except percentage)
Balance Sheet Data
Current assets:
Cash and banks	5.74	4.65	8.83
Investments	10.76	10.79	35.29
Accounts receivable	20.09	46.06	67.72
Other receivables	6.62	6.66	16.16
Total current assets	43.21	68.16	128.00

Non-current assets:
Other receivables	2.11	7.43	24.31
Property, plant and equipment	2.88	4.88	9.68
Investments	19.26	39.81	55.68
Accounts receivable	6.93	19.74	40.58
Intangible Assets net	0.04	0.03	0.02
Other assets	0.00	0.03	0.01
Total non-current assets	31.22	71.92	130.28
Total assets	74.43	140.08	258.28

Current liabilities:
Accounts payable	39.69	87.68	156.90
Customer advances	1.31	2.20	4.40
Short-term debt	3.11	5.83	12.28
Related parties	8.38	6.77	3.19
Salaries and social security payable	2.21	2.15	5.02
Taxes payable	5.44	6.44	21.78
Other liabilities	0.00	0.07	0.73
Total current liabilities	60.14	111.14	204.30

Non-current liabilities:
Long-term debt	0.00	0.00	5.60
Other liabilities	0.00	0.10	0.53
Total non-current liabilities	0.00	0.10	6.13
Total liabilities	60.14	111.24	210.43
Shareholders’ equity	14.29	28.84	47.85
Total liabilities and shareholders’ equity	74.43	140.08	258.28

Other Financial Data
Return on assets	10.0%	10.4%	7.4%
Return on shareholders’ equity	107.7%	101.8%	65.9%
Net interest margin	62.08%	62.84%	64.72%
Non-performing loans as a percentage of total loans	26.65%	25.20%	24.48%
Reserve for loan losses as a percentage of total loans	26.37%	16.80%	15.17%
Reserve for loan losses as a percentage of non-performing loans	98.98%	66.65%	61.98%

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with IRSA’s development of residential communities, IRSA frequently acquires vacant land, develop infrastructure such as roads, utilities and common areas, and sell parcels of land` for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In IRSA’s fiscal year ended June 30, 2007, revenues from IRSA’s Sales and Development segment were Ps.75.8 million, compared to Ps.104.0 million in fiscal year 2006. The local currency remained stable throughout the 2007 fiscal year; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to IRSA’s real estate activity. Therefore, during the 2008 fiscal year IRSA expects to complete the projects under development, as well as to analyze new undertakings.

Construction and renovation works on IRSA’s residential development properties is currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. Eventually, IRSA receives finished square meters for commercialization, without taking part in the construction works.

On August 14, 2007, IRSA signed an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Participações (“Cyrela”) pursuant to which IRSA and Cyrela propose to develop residential projects in Argentina targeted to various market segments. IRSA and Cyrela formed a new company, Cyrsa S.A., to carry out the proposed development projects, and have each agreed to make an initial investment of US$30 million in such company. Cyrela is a public company in Brazil and is one of the largest developers of residential real estate in the cities of Sao Paulo and Rio de Janeiro. We and IRSA have a long-standing commercial relationship with Cyrela as reflected by IRSA’s substantial investment in Brazil Realty S.A. from 1994 to 2002 and our recent investment in BrasilAgro, a company focused on agricultural opportunities in Brazil that was founded by, among others, us and another company owned by Mr. Elie Horn, Cyrela’s controlling shareholder and current chief executive officer. Cyrsa is currently developing a parcel of land in Vicente López, province of Buenos Aires.

The following table shows certain information and gives an overview regarding IRSA’s sales and development properties as of December 31 and June 30, 2007:

	Date of acquisition	Estimated Cost/Real Cost	Area intended for sale	Total Units or Lots(3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold(4)	Accumulated Sales	Sales for the year ended December 31, 2007			Book Value 2007
		(Ps. thousand)(1)	(sqm)(2)					(Ps. thousand)(5)	(Ps. thousand)			(Ps. thousand)
Residential Apartment
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.8%	70,081	16	—	—	466
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.0%	109,561	295	—	—	368
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.4%	18,414	—	3,262	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	93.3%	10,267	855	—	—	3,199
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.9%	11,675	49	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.0%	47,920	—	—	63
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100.00%	15.00%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	92.00%	76.4%	—	—	—	—	—
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.0%	41,808	41,808	—	—	41,168
Torres de Rosario								—	—	—	—	—
Arcos 2343	07/2002	144	90		100.00%	100.00%	100.0%	112		—	—
Yerbal 855		—	—		0.00%	0.00%	0.0%	—		—	—
Dorrego 1916		31,101	18,061		100.00%	100.00%	100.0%	36,110		—	—	13
Other Residential Apartments (10)		31,245	18,151	163	100.00%	100.00%	100.0%	36,222	—	—	—	13
Subtotal Residential Apartments		319,055	128,554	1,583				345,948	43,023	3,262	63	68,422

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95.9%	220,151	1,756	1,121	2,823	8,500
Benavidez (15)	11/18/97	20,544	989,423	110	100.00%	97.00%	100.0%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100.0%	9,505	—	—	—	—
Other Residential Communities		—	—		N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783				255,438	1,756	1,121	2,823	18,538

Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051		50.00%	0.00%	0.0%	—	—	—	—	54,801
Caballito	11/03/97	—	20,968		100.00%	0.00%	40.1%	22,815	—	—	—	36,683
Santa María del Plata	07/10/97	—	675,952		90.00%	0.00%	10.0%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630		100.00%	0.00%	0.0%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000		55.93%	0.00%	0.0%	198	21	59	—	5,555
Terrenos Alcorta	07/07/98	—	1,925		67.67%	0.00%	100.0%	22,969	—	—	22,986
Terreno Rumaala	01/16/07	—	29,564		100.00%	0.00%	0.0%	—	—	—	—	60,470
Terreno Rosario		—	40,495		67.67%	0.00%	19.8%	3,428	3,428	—	—	20,288
Other Land Reserves (12)		—	14,328,096		90.09%	0.00%	1.8%	—	—	—	—	37,054
Subtotal Land Reserves			20,798,681					80,410	3,449	59	22,986	372,353

Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.0%	11,745	—	—	1,833	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.0%	16,471	—	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.0%	106,421	14,783	26,606	—	—
Other (13)		23,871	11,352	61	100.00%	80.00%	88.2%	30,310	—	105	1	1,595
Subtotal Other		66,420	30,632	73				164,947	14,78	26,311	1,834	1,595

TOTAL (14)		544,166	23,490,538	3,439				846,743	63,011	30,753	27,706	460,908

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation through February 28, 2003.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation through February 28, 2003.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation through February 28, 2003. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of December 31, 2007, adjusted for inflation through February 28, 2003.
(8)	Through Alto Palermo.
(9)	Through Investsora Bolivar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold)
(11)	Directly through IRSA and indirectly through IBSA. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (IRSA), Pontevedra, Mariano Acosta, Merlo, Islaa Sirgadero, San Luis, Intercontinental Plaza II (through IBSA), Caballito and the Coto Project (through Alto Palermo).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, Alto Palermo’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to IRSA’s consolidated financial statements as of and for the six months ended December 31, 2007.
(15)	Corresponds to swap receivables disclosed as “Inventories” in IRSA’s consolidated financial statements as of and for the six months ended December 31, 2007.

	Date of acquisition	Estimated Cost/Real Cost	Area intended for sale	Total Units or Lots(3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold(4)	Accumulated Sales	Sales for the year ended June, 30, 2007			Book Value 2007
		(Ps. thousand)(1)	(sqm)(2)					(Ps. thousand)(5)	(Ps. thousand)			(Ps. thousand)
Residential Apartment
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	97.40%	70,049	—	—	21	472
Torres de Abasto(8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.00%	109,266	—	—	21	622
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.40%	18,414	8,383	10,031	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	85.20%	8,557	8,557	—	—	3,929
Concepción Arenal	12/20/96	15,069	6,913	70	100.00%	100.00%	98.90%	11,626	—	—	—	72
Alto Palermo Park(9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	390	63	—	—
Torre Caballito Mz 36(15)	11/03/97	22,815	8,404	118	100.00%	4.00%	0.00%	—	—	—	—	22,663
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	78.26%	76.40%	—	—	—	—	39,868
Torres Renoir II(15)	11/03/97	41,808	6,294	37	100.00%	4.50%	0.00%	—	—	—	—	41,808
Other Residential Apartments(10)		31,245	22,804	163	100.00%	100.00%	100.0%	48,532	—	—	—	13

Subtotal Residential Apartments		319,055	134,779	1,583	N/A	N/A	N/A	302,054	17,330	10,094	42	109,934

Residential Communities
Abril/Baldovinos(11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95,50%	218,440	1,124	3,942	3,820	9,307
Benavidez(15)	11/18/97	20,544	989,423	110	100.00%	90.00%	100,00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98,90%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100,00%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783	N/A	N/A	N/A	253,727	1,124	3,942	3,820	19,345

Land Reserves
Puerto Retiro(9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,861
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.10%	22,815	—	22,815	—	9,223
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	31,000	—	—	135,785
Pereiraola(11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.93%	0.00%	0.00%	166	91	75	—	5,559
Terrenos Alcorta	07/07/98	—	1,925	—	67.67%	0.00%	100.00%	22,969	—	22,969	—	—
Vicente López	01/16/07	—	29,564	—	100.00%	0.00%	0.00%	—	—	—	—	115,623
Other Land Reserves(12)			14,368,591	—	89.18%	0.00%	2.00%	—	—	—	—	80,623

Subtotal Land Reserves			20,798,681	—	N/A	N/A	N/A	76,950	31,091	45,859	—	423,391

Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	1,833	—	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,471	—	—	3,543	—
Dock III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	26,206	41,808	23,624	—
Other Properties(13)		23,871	11,352	61	100.00%	80.00%	88.20%	30,310	—	430	1,282	1,595

Subtotal Other		66,420	30,632	73	N/A	N/A	N/A	150,164	26,206	44,071	28,449	1,595

Total(14)		544,166	23,496,763	3,439	N/A	N/A	N/A	782,895	75,751	103,966	32,311	554,265

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation through February 28, 2003.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or parcels upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation through February 28, 2003.
(6)	Corresponds to IRSA’s total sales consolidated by the RT4 method adjusted for inflation through February 28, 2003. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio as of June 30, 2007, adjusted for inflation through February 28, 2003.
(8)	Indirectly owned through Alto Palermo.
(9)	Indirectly owned through Inversora Bolivar.
(10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold).
(11)	Directly through IRSA and indirectly through Inversora Bolivar. Includes sale of Abril shares.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar) and Caballito, Torres Rosario and the Coto Project (through Alto Palermo).
(13)	Includes the following properties: Puerto Madero Dock XIII and Dique II, Sarmiento 517, Income from Termination, Alto Palermo’s Real Properties Sales and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to IRSA’s audited consolidated financial statements as of and for the year ended June 30, 2007.
(15)	Corresponds to receivables from swaps disclosed as “Inventories” in IRSA’s audited consolidated financial statements as of and for the year ended June 30, 2007.

Residential Apartments

In the apartment building market, IRSA acquired undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. IRSA then develops multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, IRSA’s strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which IRSA sold to Koad parcel number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, IRSA will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters IRSA will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to IRSA a first lien mortgage on the property to secure up to US$7.4 million of its obligations to IRSA and posted a surety bond in IRSA’s favor supporting an additional US$2.0 million of Koad’s obligations to IRSA.

Dock IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 22,000 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The building’s development is currently at its first stage, bid submission for the foundations and lobby. The building will have nine floors with offices and commercial shops on the first floor. Paper work seeking permits for bid submissions for the second stage is still pending.

Torres Renoir, Dock III. On November 25, 2004 a deed of conveyance of title for a certain parcel, known as parcel 1.c., was executed in favor of Desarrollos y Proyectos Sociedad Anónima or “DYPSA”. This deed establishes in kind consideration for the sale, and at the same time granted DYPSA the option to acquire in barter another parcel known as parcel 1.e. This option acts as an alternative to the construction of the 13th floor of the building to be developed on parcel 1.c. As a guaranty for this transaction, DYPSA established a first lien mortgage for US$8.03 on parcel 1.c. and for US$10.8 on parcel 1.e. DYPSA contracted an obligation to transfer 4.642 square meters at the building constructed on parcel 1.c, representing 28.5% of the apartment surface of such building, and 6.421 square meters at the building constructed on parcel 1.e, representing 31.5% of the total apartment surface of that building. During December 2006 we began the sales of the available units.

On May 18, 2005, Buenos Aires Trade & Finance Center S.A. (“Trade”) signed an agreement to sell parcel 1.d. to DYPSA for US$ 8.5 million. On the same day, DYPSA paid Trade US$2.15 million. On January 19, 2006, DYPSA made a further payment of US$1.0 million. On July 17, 2006, DYPSA paid the outstanding balance and Trade transferred the title deed and granted DYPSA possession of parcel 1.d., with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A.

To provide for the sustained increase in the demand for residential apartments in the Puerto Madero area, during fiscal year 2006 IRSA entered into bartering contracts allowing to start the construction of these two exclusive dwelling towers of 37- and 40-stories. In line with the boom of developments in the area, the market has great expectations on the project given its exceptional features. On September 30, 2006 due to the interest shown in this project, the marketing of parcel 1.c was launched as the rate of progress was 78.3%. During fiscal year 2007 preliminary sales contracts were signed for 76.4% of the units available. In respect of parcel 1.e work started and the percentage of work completed is 4.5%.

On November 2, 2007, IRSA and DYPSA decided to replace the barter agreement for parcel 1.e. for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance will be received by IRSA over the next six months. The income resulting from this transaction amounts to approximately US$4.7 million.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2007 there is one apartment and 35 parking spaces pending sale. The project originally included four 23-story towers targeting the middle-income market, but IRSA decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through IRSA’s subsidiary Alto Palermo, located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building targeted to the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2007, 100% of the units in the complex had been sold.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area of which 3,633 belong to IRSA, and it is close to the “Edificios Costeros” office building. This project targets high-income segment of the population and all its common areas have views of the river. This development was partially financed through the anticipated sale of its apartments. Works are 100% finished and as of June 30, 2007 more than 90% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 IRSA purchased a parcel of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units IRSA was obligated to deliver upon the building’s completion. IRSA financed with its own working capital the construction of this luxury residential complex designed for high-income customers. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2007 the project is finished and only 3 units remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that IRSA converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of June 30, 2007, all of the loft units in the complex had been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2007, 98.9% of the units had been sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets IRSA acquired in November 1997 from Pérez Companc S.A. As of June 30, 2007, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in the Alto Palermo Park.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-parcel residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2007, 100% of the residential community had been sold.

Residential Communities

In the residential communities market, IRSA acquired undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties IRSA builds streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2007, IRSA’s residential communities for the construction of single-family homes for sale in Argentina had a total of 62,990 square meters of salable area in the Abril residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2007, 95.5% of the property had been sold for an aggregate of Ps.217.41 million, with 62,900 square meters left to be sold.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, IRSA is developing a 99.8 hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million was paid and the balance of US$3.0 million to be paid through the exchange of 110 residential parcels already chosen and identified in the option contract signed in December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation and delivered US$0.5 million to Inversora Bolívar corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress. Considering the high price of the parcels in the north of the province of Buenos Aires, mostly in the place in which this enterprise is placed, IRSA has great expectations for marketing the land through the bartering system. We estimate that the sale of the units may be launched in early 2008. As of June 30, 2007, the work progress degree is 90%.

Land Reserves

IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA has acquired what it believes to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth, As of June 30, 2007, IRSA’s land reserves totaled 17 properties consisting of approximately 3079 hectares (including Rosario, Caballito, Vicente Lopez and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires (formerly Santa María del Plata). Solares de Santa María is a 70 hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through IRSA’s subsidiary Solares de Santa María S.A. (“Solares de Santa María”), which was recently incorporated. This proposed project has a residential profile and mixed uses, it is currently expected to have residential complexes, as well as offices, stores, hotels, sport and nautical clubs, service areas with schools, supermarkets and parking lots.

As part of the project, IRSA sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah who is affiliated with the Sutton Group. US$1.5 million of the purchase price has been paid, and the balance of US$9.1 million is payable on June 23, 2008. To secure its obligations under the stock purchase agreement the buyer granted a pledge in favor of IRSA and its subsidiary Palermo Invest S.A. on certain assets owned of its property.

Background

In 1997 IRSA acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by IRSA’s subsidiary Solares de Santa María S.A. Since acquiring the property, IRSA has brought proceedings for the approval of a mixed use development project to be built on the site, before the governmental authorities of the City of Buenos Aires. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted to the approval of the Urban Planning Council (Consejo de Planificación Urbana—“COPUA”) (Executive Branch).

Evolution of Approval Instances

Since its beginning, the Project has been regularly updated and requests towards final approval have been periodically filed, particularly during the last 7 years, pursuant to requirements made by the authorities holding office from time to time and according to the guidelines issued by each competent agency from the beginning of the process. As different authorities have ruled the City, IRSA has been dealing with diverse formal channels aiming to obtain the final authorization of the Project:

In the year 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

In 2002, by Decree 405/02, the Government issued a notice of public hearing to be held in June 2002, which was carried out with the attendance of professional and private entities and assessed by all competent agencies.

In June 2003, by Resolution 1004- SSEPyDU-03 the Environmental Impact Statement was issued. On August 12, 2003, IRSA filed an amendment to the original master plan to adjust it to the recommendations made by the Public Hearing. In December 2005, the Hydraulic General Bureau gave its consent to the project.

In July 2006, COPUA made some recommendations about the project. On December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan

•	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

•	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

•

Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

•	Donation of 50% of the site to the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed by advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that “this Council has no objections whatsoever from the urban point of view” to IRSA’s proposal and requested the General Treasury to issue decision concerning the ruling scope proposed.

In May 2007, the Traffic Undersecretary took part at the request of the Treasury and requested a new traffic study for the area. In July and November 2007, the General Town Treasury carried out a comprehensive study of the urban proposal and bill of Decree submitted to consideration, stating that “there is no legal hindrance to continue with the Bill of Decree.”

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site by the Town Council, the Government chief for the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site is requested to be donated for public use and convenience (357,975m2) in which a common recreational area, roads, pedestrian lanes will be constructed.

Notwithstanding such Decree, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires. In addition, a member of the Legislative Branch of the City of Buenos Aires recently initiated a lawsuit (accion de amparo) challenging such Decree, alleging that it did not meet certain procedural requirements and requesting an injunction to suspend construction until the underlying claim is resolved. As of the date of this prospectus, the injunction has been granted, but we have not been notified of any decision with respect to the merits of the underlying claim.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in The City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. IRSA has initiated negotiations with municipal authorities in order to rezone the area. IRSA’s plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. IRSA owns a 50% interest in Puerto Retiro through its wholly-owned subsidiary Inversora Bolívar. See “–Legal Proceedings –Puerto Retiro.”

Caballito, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in October 1998. This parcel would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. The approval of the authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital (which would be operated by a third party) in this parcel has not been granted.
Terreno Figueroa Alcorta. With respect to the parcel located in the Figueroa Alcorta avenue, in front of Paseo Alcorta on December 22, 2005, IRSA’s subsidiary Alto Palermo subscribed a preliminary purchase contract with possession, by which Alto Palermo sold to RAGHSA S.A. the parcel denominated Alcorta Plaza for a total price of US$7.7 million. The terms and conditions of payment agreed were determined in four installments of US$1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed. The third installment was paid in March 2007 and the fourth installment is due in March 2008.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, IRSA owns a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to IRSA’s Abril community. IRSA intends to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. IRSA has not yet established the costs and financing method for this proposed project, but IRSA has already obtained the necessary municipal permits. The parcel’s book value is estimated to be Ps.21.7 million as of June 30, 2007.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, IRSA does not have a cost estimate or a financing plan. The parcel’s book value is estimated to be Ps.3.4 million as of June 30, 2007.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, IRSA acquired the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a parcel of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and

(ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a parcel of land adjacent to its own property for a total consideration of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

On August 14, 2007, IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçôes (“Cyrela”) contributed Ps.4.3million each to capitalize Rummaala. On the same date, IRSA contributed its shares in Rummaala, representing a book value of Ps.21.5 million, to Cyrsa S.A. (“Cyrsa”), a new joint venture which IRSA formed with Cyrela to develop residential properties in Argentina. Cyrsa is currently developing this parcel of land.

Other Undeveloped Plots in the City and Province of Buenos Aires. IRSA’s land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a parcel of land covering approximately 50,000 square meters of surface area in the City of Rosario, in the place in which the Alto Rosario Shopping Center is located. On October 11, 2007, IRSA entered into a barter agreement with Condominios del Alto S.A. pursuant to which Condominios del Alto S.A. agreed to acquire parcel G, located in the City of Rosario, which belongs to IRSA (through its subsidiary Alto Palermo), for the construction at its own expense and under its own responsibility of a residential complex. As consideration for its acquisition of this parcel of land, Condominios de Alto S.A. agreed to deliver to IRSA: (i) fifteen housing units, with a total constructed surface area of 1,504.45 square meters, which are expected to represent in the aggregate 14.9% of the area of the housing units proposed to built on this parcel and (ii) fifteen garages which are expected to represent in the aggregate 15% of the area of garage units proposed to be built in such complex. As additional consideration, Condominios del Alto S.A. agreed to pay IRSA US$15,300 in cash. To secure its obligations Condominios del Alto S.A.: granted to IRSA a first degree mortgage over parcel G in the amount of US$1.1 million; (ii) assigned to IRSA its rights under an insurance policy for an insured amount of US$1.6 million, and (iii) the shareholders of Condominios del Alto S.A. guaranteed its obligations up to US$0.8 million. Finally, IRSA granted to Condominios del Alto S.A. rights to acquire a nearby parcel, known as parcel 2h, on similar barter terms.

Neuquén Project, Province of Neuquén. On July 6, 1999, Alto Palermo acquired a 94.6% share in Shopping Neuquén amounting to Ps.4.2 million. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were to be paid on July 5, 2001, or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén, whichever happened first. As of June 30, 2007 the remaining was paid.

The only asset of Shopping Neuquén is a parcel of land of approximately 50,000 square meters, in which IRSA intends to build a shopping center. On September 20, 2007 the Municipality of Neuquén approved the feasibility of the proposed urban project and environmental impact study. Shopping Neuquén S.A. has 150 days from such date to submit its work plans for further approval. See “—Legal Proceedings—Legal issues with the Municipality of Neuquén.”

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties parcels of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Offices and Other Non-shopping Center Leased Properties

Overview

IRSA is engaged in the acquisition, development and management of offices and other rental properties in Argentina. As of June 30, 2007, IRSA directly and indirectly owned interests in 24 office and other rental properties in Argentina which comprised 234,320 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 138,315 square meters of gross leaseable area. For fiscal year 2007, IRSA had revenues from office and non-shopping center leases properties of Ps.55.7 million.

All IRSA’s office rental property in Argentina is located in the City of Buenos Aires. For the year ended June 30, 2007 the average occupancy rate for all IRSA’s properties in the Offices and other rental property segment was approximately 97.4%. Seven different tenants accounted for approximately 28.9% of IRSA’s total revenues for fiscal year 2007. IRSA’s seven main office rental tenants are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Techint Cia. Técnica Int. S.A.C. e I., Occidental Argentina, Exploration and Production Inc., Marval and O’Farrell and Cisco Systems Argentina S.A.

Management. IRSA generally acts as the managing agent of the office properties in which it owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of IRSA’s units not rented, in which case it absorbs the cost. IRSA’s leasable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases. IRSA leases its offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in offices and other non-shopping center leased properties as of December 31, 2007.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2) December 2007	IRSA’s Effective Interest	Monthly Rental Income (in thousand Ps.) (3)	Accumulated Rental Income as of December 31 Ps./000 (4)			Book Value (in thousand Ps.) (5)
						2005	2006	2007
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,167	2,351	4,558	5,625	92,294
Dock Del Plata	11/15/06	7,921	100.00%	100%	538	—	684	3,663	25,631
Libertador 498	12/20/95	10,533	100.00%	100%	724	1,754	2,747	4,083	40,347
Maipú 1300	09/28/95	10,280	100.00%	100%	714	1,600	2,688	3,911	41,658
Laminar Plaza	03/25/99	6,521	94.98%	100%	454	1,163	2,301	2,668	28,764
Reconquista 823/41	11/12/93	5,016	100.00%	100%	192	—	158	1,100	18,773

Suipacha 652/64	11/22/91	11,453	100.00%	100%	287	596	860	1,170	12,066

Edificios Costeros	03/20/97	6,389	88.67%	100%	329	791	1,492	1,892	18,197

Costeros Dique IV	08/29/01	5,437	100.00%	100%	387	829	881	2,179	20,581
Bouchard 710	06/01/05	15,014	100.00%	100%	813	2,517	4,240	4,859	67,192
Bouchard 551	03/15/07	33,324	96.71%	100%	1,656	—	—	6,627	237,925
Madero 1020	12/21/95	215	100.00%	100%	8	29	47	49	1,632
Della Paolera 265	08/27/07	15,822	100.00%	100%	1,237	—	—	5,108	171,518
Works in progress in Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	21,346
Other Offices (7)	N/A	3,677	100.00%	N/A	111	511	634	677	10,557

Subtotal Offices		154,137	98.6%	N/A	8,617	12,141	21,290	43,611	808,481

Other Properties

Commercial Properties (8)	N/A	642	57.24%	N/A	19	126	116	88	4,036
Museo Renault	12/06/07	1,275	100.00%	100%	—	—	—	—	10,604
Thames (6)	11/01/97	33,191	100.00%	100%	51	304	304	304	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	100%	69	298	593	413	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	5	184	30	100	5,719

Subtotal Other Properties		97,280	98.4%	N/A	144	912	1,043	905	36,752

Associated Fees (12)		N/A	N/A	N/A	N/A	341	656	307	N/A

TOTAL OFFICES AND OTHER (10)		251,418	98.53%	N/A	8,762	13,394	22,989	44,823	845,233

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of December 31, 2007 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517 (IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Abril retail stores and Casona de Abril (IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolívar S.A.), Constitución 1159 (through IRSA) and Others.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to IRSA’s consolidated financial statements as of and for the six months ended December 31, 2007.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.

The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in offices and other non-shopping center leased properties as of June 30, 2007.

	Date of Acquisition	Leaseable Area sqm(1)	Occupancy Rate(2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000(3)	Annual Rental Income for fiscal years(4)			Book Value (in thousand pesos)(5)
						2005	2006	2007
						(in thousand Ps.)
Offices
Intercontinental Plaza(6)	11/18/97	22,535	100.0%	100.0%	1,115	5,289	5,436	10,977	94,992
Dock Del Plata	11/15/06	7,921	100.0%	100.0%	450	N/A	N/A	3,103	26,194
Libertador 498	12/20/95	10,533	100.0%	100.0%	651	3,061	3,872	6,307	41,061
Maipú 1300	09/28/95	10,280	100.0%	100.0%	590	2,797	3,515	6,006	42,347
Laminar Plaza	03/25/99	6,521	100.0%	100.0%	416	2,346	3,059	4,631	29,187
Reconquista 823/41	11/12/93	5,016	100.0%	100.0%	173	N/A	N/A	1,139	19,093
Suipacha 652/64	11/22/91	11,453	100.0%	100.0%	188	621	1,055	1,398	12,292
Edificios Costeros	03/20/97	6,389	95.7%	100.0%	282	1,242	1,760	3,124	18,471
Costeros Dique IV	08/29/01	5,437	96.0%	100.0%	222	1,378	1,736	1,987	20,875
Bouchard 710	06/01/05	15,014	100.0%	100.0%	767	412	5,813	8,900	68,390
Bouchard 551	03/15/07	33,324	100.0%	100.0%	1,124	N/A	N/A	3,925	241,899
Madero 1020	12/21/95	215	100.0%	100.0%	8	47	78	97	1,694
Works in progress Dique IV(11)	12/02/97	N/A	N/A	100.0%	N/A	N/A	N/A	N/A	9,684
Others(7)	N/A	3,677	100.0%	N/A	110	804	1,041	1,289	10,826

Subtotal Offices		138,315	99.4%		6,095	17,997	27,364	52,883	637,005

Other rental properties
Commercial properties(8)	N/A	642	83.0%	N/A	20	139	175	242	4,156
Thames(6)	11/01/97	33,191	100.0%	100.0%	51	580	607	607	3,899
Santa María del Plata	7/10/97	60,100	100.0%	100.0%	68	57	1,234	1,043	12,494
Other properties(9)	N/A	2,072	100.0%	N/A	5	124	106	168	2,610

Subtotal		96,005	95.8%	N/A	144	900	2,122	2,060	23,159

Related fees	N/A	N/A	N/A	N/A	N/A	534	1,079	740	N/A

Total offices and other(10)	N/A	234,320	97.4%	N/A	6,239	19,431	30,565	55,683	660,164

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of June 30, 2007 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Indirectly owned through Inversora Bolivar.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, Dock 5 Puerto Madero and Sarmiento 517 (through IRSA)
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril and Casona in Abril (IRSA and Inversora Bolivar).
(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA) and Constitución 1159 (IRSA).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to IRSA’s audited consolidated financial statements included elsewhere in this prospectus.
(11)	Work in progress of an AAA office building in Puerto Madero.

The following table shows a schedule of the lease expirations of IRSA’s office and other properties for leases outstanding as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(in square meters)	(%)	(Ps.)	(%)
2008	75	144,085	62%	20,056,180	27%
2009	52	37,736	16%	20,622,695	28%
2010	42	30,493	13%	20,072,355	27%
2011+	11	21,102	9%	13,892,432	18%

Total	180	233,416	100%	74,643,662	100%

(1)	Includes Offices which contract has not been renewed and vacant stores as of June 30, 2007.
(2)	Does not include vacant leased square meters.

The following table shows IRSA’s offices occupancy percentage during fiscal years ended June 30, 2005, 2006 and 2007:

	Fiscal year ended June 30,(1)
	2005	2006	2007
	(in percentage)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	100	100	100
Bouchard 557	N/A	N/A	100
Dock del Plata	N/A	N/A	100
Libertador 498	94	100	100
Maipu 1300	96	95	100
Laminar Plaza	95	100	100
Madero 1020	100	100	100
Reconquista 823/41	—	—	100
Suipacha 652/64	80	100	100
Edificios Costeros	100	95	96
Costeros Dock IV	100	100	96
Others(2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2007, 2006 and 2005 considering the total leaseable office area for each year.
(2)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for IRSA’s offices during fiscal years ended June 30, 2005, 2006 and 2007:

	Fiscal year ended June 30,(1)
	2005	2006	2007
	(Ps. per square meter)
Offices
Intercontinental Plaza	293	299	487
Bouchard 710(2)	27	387	623
Bouchard 557(3)	N/A	N/A	118
Dock del Plata	N/A	N/A	392
Libertador 498	330	374	634
Maipu 1300	286	373	597
Laminar Plaza	379	479	710
Madero 1020	219	362	450
Suipacha 652/64	95	119	123
Reconquista 823/41	—	—	236
Edificios Costeros	196	278	504
Costeros Dock IV	265	259	387
Others(4)	219	285	429

(1)	Calculated considering Annual Leases to total leaseable office area, in accordance with IRSA’s percentage of ownership in each building.
(2)	Lease agreement beginning in the fourth quarter of fiscal year 2005.
(3)	Lease agreement beginning in the third quarter of fiscal year 2007, consequently income is for only three months.
(4)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Set forth below you will find information regarding IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Occidental Argentina Exploration and Production Inc, IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by IRSA in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Bouchard 551, City of Buenos Aires. Bouchard 551 is a Class A office building IRSA acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and the

Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. Principal lessees include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L. and Techint Cía. Técnica Internacional S.A.C.e I.

Dock del Plata, City of Buenos Aires. Dock del Plata is a Class A office building IRSA acquired in November 2006, located in the Puerto Madero area at Alicia Moreau de Justo 400. The building is 4-story high, with an average surface per plant of 1,500 square meters and parking lot for 309 units. The principal tenants currently include Veco S.A., Davila 380 S.A., Farmacity S.A., Rosso Alba, Francia y Ruiz Romero, Converse Argentina S.A., AT & T Communications Serv. S.R.L., MCO LEX S.R.L., Garfin Agropecuaria S.A., CA Argentina S.A. and Dell América Latina Corp.

BankBoston Tower. On August 27, 2007, IRSA acquired an undivided 50% ownership interest in an office building known as the BankBoston Tower, located at 265 Carlos Maria Della Paolera in the City of Buenos Aires. This modern property was designed by the recognized architect Cesar Pelli and has a gross leasable area of 31,670 square meters. The transaction was consummated for an aggregate purchase price of US$108 million (including taxes and other expenses), of which IRSA paid US$54 million. At December 31, 2007 the occupancy percentage of the BankBoston Tower was 100%. The principal tenants currently include Standard Bank, Exxon Mobile and Apache Energía.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of three of the most important fares thorough of the City of Buenos Aires, making it accessible from the north, west and south of the city. IRSA owns 17 floors with an average area per floor of 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Eastman Chemical Argentina S.R.L., Allergan Productos Farmaceuticos S.A. and Alto Palermo’s subsidiary, Tarshop S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. IRSA owns the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor has an average area of 1,453 square meters, including common areas. IRSA owns 5 floors and 66 parking spaces. The main tenants currently include: Cisco Systems Argentina S.A., Telefónica Moviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of Catalinas, an important office area, with views of the Port of Buenos Aires, the Río de la Plata and the city’s downtown area. As of June 30, 2007, IRSA owns a 215-square meter lockup.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. IRSA owns the entire building and 70 parking spaces. The building has unusually large floor, most measuring 1,580 square meters. This property underwent substantial renovations shortly after IRSA acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. IRSA owns the entire building which is made up of three basements, space for 52 cars in the car parks, the ground floor and 15 floors of office space. The building has floors with an average area of 540 square meters. As of June 30, 2007, IRSA has an occupancy rate of 100.0%. The building’s principal tenants currently include Marval and O’Farrell and Tracker S.R.L.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by IRSA and located in the Puerto Madero area. IRSA owns the two buildings which have a gross leasable area of 6,319 square meters. In September 1999 IRSA completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties currently include: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, IRSA signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Techint Cía. Técnica Internacional S.A.C.I. and Trafigura Argentina S.A.

Other office properties. IRSA also has interests in three smaller office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.0.8 million in annual rental income for fiscal year 2006. Among these properties are Madero 942, Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. IRSA’s portfolio of non-shopping center leased properties includes nine non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Edificio Crucero I, “Abril” commercial stores, Thames and Solares de Santa María.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of IRSA’s interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased its share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA’s hotels as of December 31, 2007:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Sales as of December 31, (in thousand Ps.)(3)			Book value as of 12/31/07
						2005	2006	2007	(in thousand Ps.)
Intercontinental(3)	Nov. 1997	76	309	74.5%	472	19,695	22,147	28,385	60,524
Sheraton Libertador(4)	Mar. 1998	80	200	90.3%	393	13,084	15,480	17,594	44,581
Llao Llao(5)	Jun. 1997	50	201	76.6%	903	20,240	25,024	29,995	84,946
Plots in Bariloche(5)	Dec. 2006	50	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total			710	79.5%	549	53,019	62,651	75,974	211,951

(1)	Accumulated average in the six-month period.
(2)	Accumulated average in the six-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

The following chart shows certain information regarding IRSA’s hotels as of June 30, 2007:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Sales as of June 30 of fiscal (in thousand Ps.)(3)			Book value as of 06/30/07
						2005	2006	2007
Intercontinental(3)	Nov. 1997	76	309	69.4%	413	33,228	39,305	45,263	61,404
Sheraton Libertador(4)	Mar. 1998	80	200	82.9%	336	20,556	25,302	29,338	40,950
Llao Llao(5)	Jun. 1997	50	158	71.8%	768	33,336	39,156	48,080	66,992
Plots in Bariloche(5)	Dec. 2006	50	N/A			N/A	N/A	N/A	21,900
Total			667	74.0%	469	87,120	103,763	122,681	191,246

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

During 2007, the hotel was expanded at a cost of approximately US$12.7 million. The number of suites in the hotel was increased to 200 rooms, improvements were made in the kitchen and laundry room, and a high technology water purifying plant was constructed. As of December 31, 2007 the works were completed and 43 suites are being offered to the public.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 25% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998, IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, IRSA sold 20% of its interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

The hotel is currently under renovation. IRSA is upgrading the hotel’s guest rooms and meeting rooms, and are soliciting bids for the improvement of its elevators. In addition, IRSA is improving the hotel’s corridors and the lobby bar and are replacing the carpets in the main reception area. IRSA currently believes that the total cost of these improvements is likely to be approximately US$5.0 million. Works are estimated to be completed by the end of year 2008.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through IRSA’s hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

IRSA’s Investment in Banco Hipotecario

IRSA has a significant investment in Banco Hipotecario which represented 7.0% of its consolidated assets as of December 31, 2007. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender in terms of outstanding mortgage loans. All of its operations and customers are located in Argentina where it operates a nationwide network of 33 branches and 47 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. As of June 30, 2007, Banco Hipotecario ranked second in the Argentine financial system in terms of shareholders’ equity, second in terms of net income and ninth in terms of total assets. As of December 31, 2007, Banco Hipotecario’s shareholders’ equity was Ps.2,642.2 million, its assets were Ps.10,551.0 million, and its net income for as of December 31,2007 was Ps.80.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

Banco Hipotecario’s business strategy is focused on leveraging its financial position and developing a diversified banking business built on its existing mortgage franchise. Since its debt restructuring in 2004, it began to make progress in this diversification strategy, growing its lending business and developing new business lines, implementing integrated technological solutions to enable its entry into retail banking, extending its marketing network and creating back-office services to support its new operations.

In 2004, as part of its business diversification strategy, Banco Hipotecario expanded its product offerings and began offering personal loans, resumed mortgage lending and launched asset-backed loans. It expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario started offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products it offers, including combined family, life, unemployment, health, personal accident and ATM theft insurance.

As of June 2007, it continued expanding these business lines, as non-financial private sector loans increased to Ps.748.6 million, principally as a result of retail and consumer loan originations which more than doubled compared to June 2006. Commercial loans to the private sector also increased 55.7% during the same period.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2007, its portfolio of non-mortgage loans increased to 51.2% of its total loan portfolio compared to 36.9% as of June 30, 2006.

During 2006 and 2007, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,				As of June 30
	2005		2006		2007
Checking accounts	Ps.	21.1	Ps.	18.7	Ps.	39.3
Saving accounts		126.1		165.6		183.9
Time deposits		358.2		428.6		613.4
Other deposit accounts		19.2		23.4		27.9
Accrued interest payable		3.1		3.6		4.1

Total	Ps.	527.7	Ps.	639.9	Ps.	868.6

Competition

Shopping centers

In the shopping center sector IRSA competes through its subsidiary Alto Palermo. Because most of IRSA’s shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, its targeted areas. The number of shopping centers in a particular area could have a material effect on IRSA’s ability to lease space in its shopping centers and on the amount of rent that IRSA is able to expense. IRSA believes that due to the limited availability of large parcels of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with IRSA in areas through the development of new shopping center properties. IRSA’s principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(5)	GBA	49,604	152	3.77%	3.08%
	Abasto de Buenos Aires	BA	39,683	171	3.01%	3.47%
	Mendoza Plaza Shopping(3)(5)	Mendoza	39,392	151	2.99%	3.06%
	Paseo Alcorta(5)	BA	48,893	116	3.71%	2.35%
	Alto Palermo Shopping	BA	18,210	150	1.38%	3.04%
	Buenos Aires Design(4)	BA	13,988	61	1.06%	1.24%
	Patio Bullrich	BA	10,978	83	0.83%	1.68%
	Alto Noa(5)	Salta	18,831	85	1.43%	1.72%
	Córdoba Shopping(5)	Córdoba	23,428	108	1.78%	2.19%
	Alto Rosario(5)	Rosario	40,415	143	3.07%	2.90%

	Subtotal		303,422	1.220	23.04%	24.72%
Cencosud
	Unicenter Shopping(5)	GBA	90,869	287	6.90%	5.82%
	Plaza Oeste Shopping(5)	GBA	38,720	138	2.94%	2.80%
	Quilmes Factory(5)	GBA	31,373	47	2.38%	0.95%
	Lomas Center Shopping(5)	GBA	24,271	50	1.84%	1.01%
	San Martin Factory(5)	GBA	24,388	31	1.85%	0.63%
	Parque Brown Factory(5)	GBA	23,553	41	1.79%	0.83%
	Las Palmas del Pilar Shopping(5)	GBA	37,662	102	2.86%	2.07%
	Jumbo Palermo Centro Comercial(5)	BA	22,763	46	1.73%	0.93%
	El Portal de la Patagonia(5)	Neuquén	21,700	45	1.65%	0.91%
	El Portal de Escobar(5)	GBA	18,886	24	1.43%	0.49%
	El Portal de los Andes(5)	Mendoza	22,962	40	1.74%	0.81%
	Portal de Madryn(5)	Chubut	0	0	0.00%	0.00%
	El Portal de Rosario(5)	Rosario	57,419	182	4.36%	3.69%

	Subtotal		414,566	1.033	31.48%	20.93%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Other Operators
	Bahía Blanca		17,887	73	1.36%	1.48%
	Caballito Shopping Center		4,800	75	0.36%	1.52%
	Del Parque Shopping		2,985	61	0.23%	1.24%
	Devoto Shopping		17,615	90	1.34%	1.82%
	El Solar del Abadía		6,825	90	0.52%	1.82%
	Galerías Pacífico		12,647	151	0.96%	3.06%
	Libertad Poeta Lugones		24,000	164	1.82%	3.32%
	Los Gallegos Shopping		12,000	65	0.91%	1.32%
	Nine Shopping		25,295	95	1.92%	1.93%
	Nordelta Centro Comercial		8,808	69	0.67%	1.40%
	Nuevocentro Shopping		25,700	121	1.95%	2.45%
	Palace Garden Centro Comercial		4,230	58	0.32%	1.18%
	Palmares Open Mall		22,570	97	1.71%	1.97%
	Parque Comercial Auchan Quilmes		10,500	14	0.80%	0.28%
	Parque Comercial Avellaneda		57,000	81	4.33%	1.64%
	Parque Comercial Bs As II		26,300	32	2.00%	0.65%
	Paseo del Sol		29,664	73	2.25%	1.48%
	Paseo Diagonal		4,050	24	0.31%	0.49%
	Patio Casey		4,023	41	0.31%	0.83%
	Patio Olmos		13,198	121	1.00%	2.45%
	Plaza Liniers Shopping		5,800	64	0.44%	1.30%
	Posadas Plaza Shopping		5,347	59	0.41%	1.20%
	San Luis Shopping Center		27,754	37	2.11%	0.75%
	Shopping del Jardin		12,521	41	0.95%	0.83%
	Shopping del Siglo		12,540	81	0.95%	1.64%
	Showcenter Haedo		24,644	40	1.87%	0.81%
	Showcenter Norte		39,688	19	3.01%	0.39%
	Spinetto Shopping		15,047	47	1.14%	0.95%
	Tren de la Costa		28,398,600	102	2.16%	2.07%
	Village Recoleta		0	22	0.00%	0.45%
	Boulevard Shopping		0	0	0.00%	0.00%
	El Palacio Galerias		1,500	30	0.11%	0.61%
	Estacion Recoleta		0	0	0.00%	0.00%
	Paseo Pilar		4,618	65	0.35%	1.32%
	Paseo Shopping		6,921	72	0.53%	1.46%
	Soleil Factory		25,330	101	1.92%	2.05%
	Portal Tucumán Shopping		28,050	93	2.13%	1.88%
	Village Caballito		5,471	13	0.42%	0.26%
	Torres del Sol		12,095	163	0.92%	3.30%
	Catamarca Shopping Tucumán		13,040	38	0.99%	0.77%

	Subtotal		598,862	2.682	45.48%	54.35%
Total			1,316,850	4.935	100%	100%

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest of Alto Palermo in Mendoza Plaza Shopping is 85.4%.
(4)	Alto Palermo has an effective interest of 54% in ERSA, a company that operates the concession of this building.
(5)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Credit Card Operations

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than IRSA does and (ii) the strong market position of both Visa and Mastercard in Argentina. IRSA’s principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal, Diners and Carta Franca.

•	Regional cards: Naranja, Provencred, Efectivo Sí and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Century.

•	Banks: Columbia, Itaú, Comafi, Privado and others.

•	International financial companies: GE Capital and Cetelem.

Development and Sale of Properties

A large number of companies are currently competing with IRSA in the development and sale of properties in Argentina. This segment is highly fragmented, and an increasing number of companies are taking advantage of low construction costs and attractive property values, making this segment highly competitive. In addition, there is a substantial supply of comparable properties in the vicinity of IRSA’s developed properties which may adversely affect its ability to sell IRSA’s developed properties at prices that generate a positive return on its investment.

Offices and Other Non-Shopping Center Rentals

Substantially all of IRSA’s office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where IRSA’s properties are located. This is a highly fragmented market, and the abundance of comparable properties in IRSA’s vicinity may adversely affect its ability to rent or sell office space and other real estate and may affect the sale and lease price of IRSA’s premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with IRSA for business opportunities. Moreover, in the future IRSA may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotels

IRSA owns three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and IRSA’s other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. IRSA competes with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of IRSA’s properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since IRSA’s shopping center leases generally differ from ordinary commercial leases, IRSA has created standard provisions that govern the relationship with its shopping center tenants.

Leases

Argentine law imposes certain restrictions on landlords, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or spaces in markets and fairs.

Although IRSA’s lease agreements were U.S. dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, IRSA’s lease agreements run for a term of 3 to 10 years.

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of IRSA’s leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA’s rental income.

On August 16, 2006, economy minister Felisa Miceli announced a loosening of requirements on mortgage loans up to Ps.300,000. Banks were enabled to finance 100 percent of house purchases on property valued at up to Ps.200,000 and 90 percent of purchases of property worth up to Ps.300,000. The duration of these loans will be up to 30 years. These measures were taken in response to the escalating cost of leases and the difficulties in accessing the mortgage loan market. These measures became effective in September, 2006.

The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” where lessees fail to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the instrument of the debt itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to evictions proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

On February 4, 2003, the Argentine government enacted Decree No. 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property will be suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given until a period of 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion System. The term for financial institutions to accept the mechanism was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103.

This term was however extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The above mentioned law extends the term 120 days as of the day of its publication and suspends foreclosure proceedings for an additional 120 days period. In addition, Law No. 26,103 extended the duration of these measures to 180 days from the expiration of the extension established by Law 26,062. Law No. 26,167, enacted on November 8, 2006 established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform to the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge.

Development and Land Use

Buenos Aires Urban Planning Code. IRSA’s real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of IRSA’s real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de la Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

IRSA believes that all of its real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Law. The Argentine Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided parcels of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

•

the registration of the intention to sell the property in subdivided parcels in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided parcels. However, creditors may be judicially compelled to agree to the division.

•	the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will obtain the deed to the parcel. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Law. Argentine Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that contract for a price for final use or that of their own benefit or their family or social group:

•	the acquisition or rental of movable property;

•	the supply of services; and

•	the acquisition of new real estate intended for housing, including parcels of land acquired with the same purpose, when the offer is public and directed to undetermined persons.

It also establishes that those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process will not be considered consumers or users.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The following are excluded from the application of the Consumer Protection Law:

•	services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority; and

•	contracts involving used assets, executed between consumers.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms.

Buildings Law. Argentine Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to complete.

Chapter V of Trust Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

Currently, IRSA includes in its mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

On the other hand, the Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Legal Emergency Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation proceeding is voluntary and free. Proposals and negotiations made by the parties during the mediation proceedings are subject to the confidentiality of ordinary mediations. No mediation proceeding will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Legal Emergency Units will attempt to facilitate an agreement between the parties, enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Legal Emergency Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

Most mortgages executed by IRSA provide that it is empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables IRSA to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code and Law No. 24,441.

Pursuant to Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

Although IRSA’s mortgages are U.S. dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements. The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles.

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de La Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop.

Antitrust Law. Law No. 25,156 prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina or Ps.2,500 million worldwide; then the respective concentration should be submitted for approval to the Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the Antitrust Authority. As the consolidated annual sales volume of Alto Palermo and IRSA exceed Ps.200.0 million, IRSA should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law. After IRSA’s acquisition of Bouchard 557, IRSA requested that the Argentine Antitrust Authority indicate whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and IRSA challenged such opinion in the courts. The Court (Cámara Nacional de Casación Penal) confirmed the opinion of the Antitrust Authority. IRSA subsequently appealed such confirmation and this appeal is still pending.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA’s acquisition of Bank Boston Tower on August 30, 2007. On November 22, 2007, the Antitrust Authority advised IRSA that it was in fact required to so notify it, and IRSA challenged such opinion in the local courts. As of the date of this prospectus, local courts have not reached a decision regarding our appeal.

On January 15, 2008, IRSA filed a new request for the Antitrust Authority’s opinion regarding the partial sale of “La Nación” Building on January 8, 2007 and, as of the date of this prospectus, the Antitrust Authority has not reached a decision. See “Recent Developments”.

Organizational Structure

The following table presents information relating to IRSA’s ownership interest and the percentage of IRSA’s consolidated total net revenues represented by IRSA’s subsidiaries as of December 31, 2007.

Subsidiary	Activity	Country of Incorporation	Ownership percentage(1)	Voting power percentage(1)	Total net income percentage
Ritelco S.A.	Investment	Uruguay	100%	100%	0.0%
Patagonian Investment S.A.	Investment	Argentina	100%	100%	0.0%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0.0%
Rummaala S.A.	Real estate	Argentina	50%	50%	0.0%
Solares de Santa María S.A.	Real estate	Argentina	90%	90%	0.01%
CYRSA	Real estate	Argentina	50%	50%	0.0%
Pereiraola S.A.	Real estate	Argentina	100%	100%	0.0%
Inversora Bolivar S.A(4).	Real estate	Argentina	100%	100%	7.1%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	3.5%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	6.0%
Alto Palermo S.A.(2).	Shopping Centers	Argentina	62.5%	62.5%	63.7%
Quality Invest S.A.	Real estate	Argentina	100%	100%	0.0%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0.0%
Financel Communications S.A.	Electronic payment of goods and services	Argentina	80%	80%	0.0%
Canteras Natal Crespo S.A.(3)	Real estate	Argentina	50%	50%	0.01%

(1)	It does not contemplate irrevocable contributions.
(2)	Alto Palermo’s Consolidated Information.
(3)	IRSA has joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with ECIPSA. See Note 2.6 to IRSA’s audited consolidated financial statements.
(4)	Percentage of total net income based upon Inversora Bolivar’s consolidated results which include those of Nuevas Fronteras S.A.

IRSA has a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of December 31, 2007, IRSA owned 11.8% of Banco Hipotecario, and 5.0% of such ownership was through IRSA’s subsidiary Ritelco S.A. Also, as of December 31, 2007, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario was 18.4%.

The following is IRSA’s organizational chart and IRSA’s principal subsidiaries as of December 31, 2007:

Employees

As of June 30, 2007, IRSA had 3,298 employees. IRSA’s employees are not represented by any union other than its hotel workers who are members of Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA). IRSA has not experienced a strike or significant work stoppage in the last ten years and believe that its relations with its employees are good.

The following table sets forth the number of employees in IRSA’s various businesses at the dates indicated:

Date	Argentine Real Estate(1)	Shopping Centers(2)	Hotels(3)	Telecommunication(4)	Credit Cards(5)	Total
As of June 30, 2003	140	605	628	51	222	1,646
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005	154	872	861	75	556	2,518
As of June 30, 2006	185	966	1,024	0	979	3,154
As of June 30, 2007	228	983	785	0	1,302	3,298

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.
(3)	Hotels include Intercontinental, Sheraton, Libertador and Llao Llao.
(4)	Telecommunications include Red Alternativa and Alternativa Gratis.
(5)	Credit cards include Tarshop.

Property

As of June 30, 2007, all of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively. IRSA does not currently lease any material properties other than its headquarters.

The following table sets forth certain information about IRSA’s properties:

Property(12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	94,992	—	—	—	—	—	Office Rental	100,0%
Dock del Plata	11/15/06	7,921	City of Buenos Aires	26,194	—	—	—	—	—	Office Rental	100,0%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	68,390	Mortgage(10)	14.8	May-08	1.3	Fixed Rate 8.5%	Office Rental	100,0%
Bouchard 551	03/15/07	33,324	City of Buenos Aires	241,899	—		—	—	—	Office Rental	100,0%
Libertador 498	12/20/95	10,533	City of Buenos Aires	41,061	Mortgage(4)	81.0	Nov-09	10.8	Libor 3M + 200 bps	Office Rental	100,0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	42,347	—	—	—	—	—	Office Rental	100,0%
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	29,187	Mortgage(4)	81.0	Nov-09	10.8	Libor 3M + 200 bps	Office Rental	100,0%
Madero 1020	12/21/95	215	City of Buenos Aires	1,694	—	—	—	—	—	Office Rental	100,0%
Reconquista 823/41	11/12/93	5,016	City of Buenos Aires	19,093	—	—	—	—	—	Office Rental	100,0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	12,292	Mortgage(9)	41.1	Apr-10	41.1	—	Office Rental	100,0%
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	18,471	—	—	—	—	—	Office Rental	95,7%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	20,875	Mortgage(4)	81.0	Nov-09	10.8	Libor 3M + 200 bps	Office Rental	96,0%
Works in progress Dique IV	12/02/97	N/A	City of Buenos Aires	9,684	—	—	—	—	—	Office Rental	N/A
Madero 942	08/31/94	768	City of Buenos Aires	2,468	—	—	—	—	—	Office Rental	100,0%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	5,134	—	—	—	—	—	Office Rental	100,0%
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,831	—	—	—	—	—	Office Rental	100,0%
Rivadavia 2774	09/19/91	274	City of Buenos Aires	295	—	—	—	—	—	Office Rental	100,0%
Sarmiento 517	01/12/94	39	City of Buenos Aires	98	—	—	—	—	—	Office Rental	100,0%
Constitución 1111	06/16/94	312	City of Buenos Aires	777	—	—	—	—	—	Commercial Rental	48,0%
Crucero I	03/20/97	192	City of Buenos Aires	285	—	—	—	—	—	Commercial Rental	100,0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,494	—	—	—	—	—	Others Rentals	100,0%
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Others Rentals	100,0%
Constitución 1159	06/16/94	2,072	City of Buenos Aires	2,050	—	—	—	—	—	Others Rentals	N/A
Other Properties(4)	N/A	331	City and Province of Bs. As.	3,209	—	—	—	—	—	Office Rental	99,6%
Alto Palermo Shopping(5)(4)	11/18/97	18,210	City of Buenos Aires	175,517	—	—	—	—	—	Shopping Center	97,0%
Abasto(4)	07/17/94	39,683	City of Buenos Aires	187,436	—	—	—	—	—	Shopping Center	95,0%
Alto Avellaneda(4)	11/18/97	27,336	City of Avellaneda	89,664	—	—	—	—	—	Shopping Center	99,0%
Paseo Alcorta(4)	06/06/97	14,403	City of Buenos Aires	64,432	—	—	—	—	—	Shopping Center	100,0%
Patio Bullrich(4)	10/01/98	10,978	City of Buenos Aires	103,137	—	—	—	—	—	Shopping Center	100,0%
Alto Noa(4)	03/29/95	18,831	City of Salta	27,040	—	—	—	—	—	Shopping Center	100,0%
Buenos Aires Design(4)	11/18/97	13,988	City of Buenos Aires	16,082	—	—	—	—	—	Shopping Center	93,4%
Alto Rosario(4)	11/09/04	30,261	City of Rosario	84,145	—	—	—	—	—	Shopping Center	95,9%
Mendoza Plaza(4)	12/02/94	39,392	City of Mendoza	89,004	—	—	—	—	—	Shopping Center	99,0%
Córdoba Shopping(4)	12/27/06	11,056	City of Córdoba	75,508	Mortgage(10)	16.3	Oct-37	—	Libor + 1.5%	Shopping Center	N/A
Panamerican Mall(4)	06/29/06	28,741	City of Buenos Aires	167,606	—	—	—	—	—	Shopping Center (in construction)	N/A

Property(12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Neuquén(4)	07/08/99	N/A	Province of Neuquén	12,302	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,861	—	—	—	—	—	Land Reserve	N/A
Caballito	11/03/97	20,968	City of Buenos Aires	9,223	—	—	—	—	—	Land Reserve	N/A
Solares de Santa María	07/10/97	675,952	City of Buenos Aires	135,785	—	—	—	—	—	Land Reserve	N/A
Pereiraola(6)	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,320,000	Province of Córdoba	5,559	—	—	—	—	—	Land Reserve	N/A
Vicente López	01/16/07	29,564	Province of Buenos Aires	115,623	—	—	—	—	—	Land Reserve	N/A
Others Reserves of land(7)	N/A	14,628,354	City and Province of Bs.As.	80,623	—	—	—	—	—	Land Reserve	N/A
Residential apartments, communities and others(11)	N/A	80,761	City and Province of Bs.As.	211,497	—	—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	15,000	City of Bariloche	66,992	—	—	—	—	—	Hotel	71,8%
Hotel Intercontinental	11/01/97	37,742	City of Buenos Aires	61,404	—	—	—	—	—	Hotel	69,4%
Hotel Libertador	03/01/98	17,463	City of Buenos Aires	40,950	Mortgage	18.6	Mar-10	15.6	Libor 3M+450bps	Hotel	82,9%
Terrenos Bariloche	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	7.3	Dec-09	0.3	Libor Rate+700bps	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through IBSA.
(4)	Through Alto Palermo.
(5)	Shopping Alto Palermo (“SAPSA”) is owned by Alto Palermo. On January 18, 2001, (i) Alto Palermo issued Series A Senior Notes for US$40 million and (ii) Alto Palermo and SAPSA co-issued Series B Senior Notes for US$80 million that will be severally paid by Alto Palermo and SAPSA. The Series A and B Senior Notes (the “Senior Notes”) are due in 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of Alto Palermo’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between Alto Palermo and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as beneficiaries. At June 30, 2005, IRSA fully cancelled the Senior Notes outstanding.
(6)	Directly through IRSA and indirectly through IBSA.
(7)	Includes the following land reserves: Terrenos Pilar, Padilla 902 and Terreno Torre Jardín IV (through IRSA), Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II and Merlo (through IBSA), and Terreno Rosario, Terreno Caballito and the Coto project (through Alto Palermo).
(8)	As security for compliance with the construction of the future building to be constructed in a parcel of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.
(9)	Right over real property granted by a debtor to a creditor whereby the creditor is authorized to receive the income from such property to cancel interest and/or principal under existing debt.
(10)	Includes the following properties: retail stores in Abril (through IRSA and Inversora Bolivar) and Crucero I (through IRSA).
(11)	Includes the following properties: Torre Jardín, Edificios Cruceros; Barrio Chico, Concepción Arenal, Torre Caballito, Torre Renoir I and II, Lotes de Abril, Villa Celina I, II and III; Rivadavia 2768, Dock XIII and Sarmiento 517 (through IRSA).
(12)	All assets are owned by IRSA or through any IRSA’s subsidiary.
(13)	Percentage of occupation of each property. The land reserves are assets that the company retains in its portfolio for future development.

On October 29, 2007 IRSA paid US$ 24.3 million of principal and US$ 0.35 million of accrued interest of its secured floating rate notes due November 2009 and US$ 14.95 million of principal and US$ 0.21 million of accrued interest of its unsecured loan agreement. The payment of such debt results in the cancellation of the mortgages that IRSA had in connection with the issuance of the collateralized notes (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV).

Insurance

IRSA carries insurance policies with insurance companies it considers to be financially sound. IRSA employs multi-risk insurance for its shopping centers, which covers fire damage and negligence liability, electrical and water damages, theft and business interruption. IRSA has to make a limited number of claims under IRSA’s shopping centers’ insurance, including a claim for a fire at Alto Avellaneda Shopping on March 5, 2006 and to date IRSA has been able to recover substantially all of those claims from its insurers.

In IRSA’s Development and Sale of properties segment, it only maintains insurance when it retains ownership of the land under development or when it develops the property itself. IRSA’s liability and fire insurance policies cover potential risks such as property damages, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies have specifications, limits and deductibles which IRSA believes are customary. IRSA maintains insurance policy for its properties after the end of construction only if it retains ownership, primarily in the Offices and Other Non-Shopping Center Rental Properties segment.

IRSA carries directors and officers’ insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. IRSA does not provide life or disability insurance for its key employees as benefits. IRSA believes its insurance policies are adequate to protect it against the risks for which it is covered. However, no assurances can be given that the amount of insurance IRSA carries will be sufficient to protect it from material loss. See “Risk Factors—Risks Relating to IRSA’s Business—Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.”

Legal Proceedings

Set forth below is a description of certain material legal proceedings to which IRSA is a party. IRSA is not engaged in any other material litigation or arbitration and no other material litigation or claim is known to IRSA to be pending or threatened against it or its subsidiaries. Nevertheless, IRSA may be involved in other litigation from time to time in the ordinary course of business.

Puerto Retiro

On November 18, 1997, in connection with IRSA’s acquisition of its subsidiary Inversora Bolívar, IRSA indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased its interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that IRSA will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and IRSA’s investment in Puerto Retiro, valued at Ps.54.9 million as of June 30, 2007, would be lost. As of June 30, 2007, IRSA had not established any reserve in respect of this contingency.

Llao Llao Holding S.A.

Llao Llao Holding S.A. purchased Hotel Llao Llao in November, 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, Llao Llao Resorts deposited a payment of Ps.7.2 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB – FRB L+13/16 2005 having a total principal amount of US$4.1 million. The aggregate amount deposited on that date was Ps.9.2 million.

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts’ payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court converted to Pesos the outstanding US dollar-denominated amount of plaintiff’s ruling against Llao Llao Resorts, as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. dollars. Llao Llao Resorts filed an appeal, which was rejected. Llao Llao Resorts subsequently filed an additional appeal in response to the refusal, to allow the appeal and this action is still pending.

The plaintiff filed a petition requesting that the above mentioned deposit amount be transferred to a savings account. Llao Llao Resorts did not oppose this petition maintaining that its obligations would be cancelled upon such payment. Notwithstanding the appeal the complaint filed by Llao Llao Resorts, the plaintiff has continued the procedure for the collection of the outstanding amount.

As of December 31, 2007, Llao Llao Resorts had established a reserve in the amount of Ps.4.8 million which it determined by calculating the difference between the amount claimed for compensatory and punitive interest (US$3.8 million) and the amount Llao Llao Resorts has deposited in favor of the National Parks Administration (Ps.7.2 million). In addition, as of such date Llao Llao Resorts had established an additional reserve of Ps.0.2 million to cover its possible liability for the fees of the plaintiff’s attorneys.

Legal issues with the Municipality of Neuquén

In June 2001, Shopping Neuquén S.A. (“Shopping Neuquén”) requested that the Municipality of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. The Municipality of Neuquén Executive Branch previously rejected this request under Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The Municipality of Neuquén Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the Municipality of Neuquén Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the Municipality of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which is yet to be decided.

On December 13, 2006, Shopping Neuquén signed an agreement with both the Municipality and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the Municipality of Neuquén duly ratified the Agreement. The Municipality of Neuquén Executive Branch promulgated the ordinance issued on February 12, 2007.

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the Municipality of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the Municipality within 150 days of this decision and construction must commence within a maximum period of 90 days thereafter. The first stage of construction (including minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) is expected to be completed within a maximum period of 22 months. The Agreement is conditional upon the Municipality declaring the feasibility of the draft project submitted, and upon the terms and conditions of this decision being accepted by Shopping Neuquén S.A. The Municipality of Neuquén reserves its right to rescind the Agreement and file the legal actions it deems pertinent if its conditions are contravened.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the Municipality of Neuquén. On May 10, 2007, the Municipality of Neuquén, requested certain explanations and made recommendations for IRSA’s consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the Municipality’s requests and on September 20, 2007, the Municipality approved the feasibility of the proposed urban plan and environmental impact study. Shopping Neuquén has 150 days from such date to submit the final floor- plans of the proposed construction for Municipality’s approval.

Solares de Santa María, City of Buenos Aires (formerly Santa María del Plata). On November 9, 2007, the Executive Branch of the City of Buenos Aires issued Decree No. 1584/2007, approving this development project. Notwithstanding such Decree, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires. A member of the Legislative Branch of the City of Buenos Aires recently initiated a lawsuit (acción de amparo) challenging such Decree, alleging that it did not fulfill certain procedural requirements and requesting an injunction to suspend construction until the underlying claim is resolved. As of the date of this prospectus, the injunction has been granted, but we have not been notified of any decision in respect of pending claim.

Other Litigation

As of July 5, 2006, the AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 for legal fees and interest. The main dispute is about the capital gains tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After IRSA’s acquisition of Bouchard 557, IRSA requested that the Antitrust Authority indicate whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that it was in fact required to so notify it, and IRSA challenged such opinion in the courts. The Court (Cámara Nacional de Casación Penal) confirmed the opinion of the Antitrust Authority. IRSA subsequently appealed such confirmation and this appeal is still pending.

IRSA filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. On November 22, 2007, the Antitrust Authority advised IRSA that IRSA was in fact required to so notify it, and IRSA challenged such opinion in the local courts. As of the date of this prospectus, local courts have not reached a decision regarding our appeal.

On January 15, 2008, IRSA filed a new request for the Antitrust Authority’s opinion regarding the partial sale of “La Nación” Building on January 8, 2007 and, as of the date of this prospectus, the Antitrust Authority has not reached a decision. See “Recent Developments”.

MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of nine directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on November 29, 2005, October 31, 2006 and October 10, 2007 for terms expiring in the years 2008, 2009 and 2010 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/08	11/29/05	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/08	11/29/05	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/10	10/10/07	1994
Clarisa D. Lifsic	07/28/1962	Director	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/09	10/31/06	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/09	10/31/06	2006
Salvador D. Bergel	04/17/1932	Alternate director	06/30/08	11/29/05	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/08	11/29/05	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/08	11/29/05	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders meeting.

Enrique Antonini, Eduardo Kalpakian, Gabriel A. G. Reznik, Jorge Oscar Fernández y Pedro Damaso Labaqui Palacio qualify as independent directors, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Alto Palermo, Shopping Alto Palermo S.A., Consultores Asset Management and BACS Banco de Crédito & Securitización among other companies. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and BrasilAgro among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of Alto Palermo, Puerto Retiro and Fibesa; and director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of Alto Palermo and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Clarisa D. Lifsic. Mrs. Lifsic obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires) and she holds a Masters Degree in Sciences with management expertise from Massachusetts Institute of Technology. She has also held offices in research and financial analysis areas in the private sector since 1987. She currently is the chairman of the board of directors of Banco Hipotecario.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, brokerage and insurance firms and other companies related to financial services. He is also involved in many industrial, commercial and professional institutions and associations.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our director chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, Member of the Supervisory Committee of the J. Minetti S.A., alternate Director of J. Minetti S.A., alternate Member of the Supervisory Committee of J.Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of Alto Palermo.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad del Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associated of the Zang, Bergel & Viñes law firm until June 2002, when he joined in-house legal team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the University of Belgrano. He has also an MBA from the CEMA University of Argentina. He has been a director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, as a director and is currently is vice chairman of the board and CEO. He is also vice chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, Clarisa Lifsic and David Perednik are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman of the board of directors	1994
Alejandro G. Elsztain	03/31/1966	Chief executive officer	1994
Gabriel Blasi	11/22/1960	Chief financial officer	2004
Alejandro Bartolomé	12/09/1954	Chief production officer	1996
David A. Perednik	11/15/1957	Chief administrative officer	1997
José Luis Rinaldini	08/14/1963	Chief subsidiaries supervisor	1995
Alejandro Casaretto	10/15/1952	Chief real estate officer	2000
Carlos Blousson	09/21/1963	Chief sales officer	2000

The following is a biographical description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at Austral University (IAE, Universidad Austral). He formerly worked as a senior securities trader at Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was a financial director of Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial director of IRSA and Alto Palermo.

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires) and a Master’s degree in Animal Production from University of Reading (England). He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as a farm manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

José Luis Rinaldini. Mr. Rinaldini obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has worked for Inversiones Ganaderas S.A. and for an agriculture and forestry company in the production and marketing areas.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Officer since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa-. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 10, 2007:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar and IRSA.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of Alto Palermo, Shopping Alto Palermo, Inversora Bolívar and IRSA.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of Shopping Alto Palermo, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, López y Cía, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Shopping Alto Palermo, Inversora Bolivar, Baldovinos S.A. and IRSA.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On December 13, 2006, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Gabriel Adolfo Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

Share Ownership

The following tables set forth the amount and percentage of our shares beneficially owned by our directors, as of November 30, 2007.

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	102,073,702	31.8%
Saúl Zang	First vice-chairman	43,000	0.01%
Alejandro G. Elsztain	Second vice-chairman / Chief executive officer	—	—
Clarisa Lifsic	Director	132,334	<0.01%
Gabriel A. G. Reznik	Director	—	—
Jorge Oscar Fernández	Director	2,700,000	0.84%
Fernando A. Elsztain	Director	—	—
Pedro Damaso Labaqui Palacio	Director	—	—
David A. Perednik	Director / Chief administrative officer	—	—

Name	Position	Number of Shares	Percentage
Juan C. Quintana Terán	Alternate director	—	—
Salvador D. Bergel	Alternate director	—	—
Gastón A. Lernoud	Alternate director	—	—
Enrique Antonini	Alternate Director	—	—
Eduardo Kalpakian	Alternate Director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	—	—
Alejandro Bartolomé	Chief production officer	10,000	<0.01%
José Luis Rinaldini	Chief subsidiaries supervisor	—	—
Carlos Blousson	Chief sales officer	—	—
Alejandro Casaretto	Chief real estate officer	40,000	0.01%

Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—

Executive Committee
Saúl Zang	Member	43,000.0	0.01%
Eduardo S. Elsztain	Member	102,073,702	31.8%
Alejandro G. Elsztain	Member

(1)	Includes (i) 101,963,754 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A., (ii) 59,948 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain and (iii) 50,000 common shares owned directly by Eduardo S. Elsztain.

Compensation

Compensation of Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 10, 2007 the shareholders approved an aggregate remuneration of Ps.2.2 million for all of our directors for the fiscal year ended June 30, 2007.

Compensation of Supervisory Committee

The shareholders meeting held on October 10, 2007, further approved by majority vote to pay aggregate remuneration of Ps.30,000 to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2007 was Ps.2.1 million.

As of June 30, 2007, we had set aside an aggregate amount of Ps.202,218 to provide pension, retirement or similar benefits for our directors and members of our administrative, supervisory and audit committees.

Compensation Plan for Executive Management

During fiscal year 2007, we developed a special compensation plan for our key managers (the “Plan”) by means of contributions to be made by the employees and us.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package. It is granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus.

Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as a Investment Fund approved by the Comisión Nacional de Valores. Such funds (including the rents derived thereof) are freely redeemable upon request of the Participants.

Contributions made by us under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assignees, as the case may be, will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 our contributions amounted to Ps.0.14 million.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, Argentine pension funds and all our directors and officers as a group.

	Share Ownership as of December 31, 2007
	Number of Shares	Percentage
IFISA(1)	102,876,754	32.1%
D.E. Shaw Oculus Portfolios, L.L.C(2)	18,382,780	5.7%
Fidelity Management & Research Co.(3)	18,469,000	5.8%
Directors and officers(4)	96,000	0.03%
Argentine pension funds in the aggregate(5)	11,349,729	3.5%

Total	151,174,263	47.13%

(1)

Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Washington Mall West, 2nd Floor, Reid Street, Hamilton HM11, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Ruta 8 km 17.500, Zonamerica Edificio 3, Local 004, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain, by virtue of his position and voting power in IFIS, is the beneficial owner of 51.2% of IFIS capital stock. Although Mr. Elsztain does not own the majority of IFIS’ capital stock, he exercises effective control over this company, which, in turn, controls IFISA. As a result, Mr. Elsztain may be deemed beneficial owner of 32.1% of our total shares, by virtue of his voting power to control IFISA. Includes 50,000 common shares directly owned by Mr. Eduardo Elsztain.

(2)	According to a Schedule 13G filed with the SEC on October 15, 2007.
(3)	According to the 13G filed with the SEC on February 14, 2007.
(4)	Does not include Mr. Eduardo Elsztain.
(5)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 1% of our common shares. The highest percentage owners of the shares are Met with approximately 0.8%, Consolidar with approximately 0.6%, Orígenes with approximately 0.5% and Nación with approximately 0.5%.

As of June 30, 2004, 2005, 2006 and 2007, and December 31, 2007, IFISA owned 27.5%, 20.2%, 16.0%, 32.8% and 32.1%, respectively, of our total shares. The increase in the ownership from 2006 to 2007 was due to the conversion of Cresud’s convertible notes and warrants that IFISA owned. IFISA has the same voting rights as our other shareholders.

As of January 31, 2008, IFISA has pledged 83,194,060 of our common shares (and ADSs representing such shares), representing approximately 81.0% of its total shareholding in us, to secure its repayment of two bank loans scheduled to mature in March 2008 and January 2009.

IFISA, our largest shareholder and a company of which Eduardo Elsztain, our director, is the largest beneficial owner, has indicated that it intends to exercise all of its statutory preemptive rights and possibly some of its accretion rights in connection with this offering. See “Risk Factors – Risks Relating to Our Business – Our principal shareholders has the ability to direct our business and our affairs and its interest could conflict with yours,” and “Related Party Transactions.”

RELATED PARTY TRANSACTIONS

We, from time to time, may enter into intercompany loan agreements and/or contracts for services or engage in other transactions with companies in which we or our subsidiaries have an interest. The following is a description of the most significant of such transactions, all of which we believe to have been on terms generally comparable to those that we could have obtained in arm’s length market transactions.

For the convenience of the reader only, we disclosed certain intercompany transaction which had been eliminated in consolidation. Therefore, these transactions are not reflected in our and IRSA’s consolidated financial statements.

Use of Proceeds

We may use a portion of the net proceeds of this offering to finance our purchase of additional common shares of IRSA through purchases of outstanding shares or subscriptions of preemptive and accretion rights issued in connection with future capital increases of IRSA. See “Use of Proceeds.”

Exercise of IRSA Warrants

On September 30, 2007, we exercised 20.5 million of our warrants issued by IRSA to acquire 37.6 million common shares of IRSA for an aggregate purchase price of US$24.6 million. Additionally, on October 25, 2007, we exercised all of the remaining warrants (12.5 million) issued by IRSA that we owned to acquire 22.9 million common shares for an aggregate purchase price of US$15.0 million. Holders of IRSA’s warrants exercised an aggregate of 99,896,806 warrants. As of the date of this prospectus, there are no outstanding warrants or convertible notes to acquire IRSA’s shares. As a result of the exercise of warrants described above, our investment in common shares of IRSA increased from 25.0% as of June 30, 2007 to 34.6% as of December 31, 2007.

Lease of our Headquarters

From December 2001 to December 2003 we subleased our headquarters from Alto Palermo. We paid a monthly rent of Ps.2,541.

This subleased agreement was cancelled on February, 2004 and a new lease agreement was signed among us, Alto Palermo, IRSA and Isaac Elsztain e Hijos S.C.A. We have leased our executive offices located in Bolívar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps.8,490 payable monthly. We, Alto Palermo and IRSA each pay one-third of such rent in an amount of Ps.2,830 each.

In December 2003, we moved our headquarters to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and five parking lot spaces from Inversora Bolívar, a subsidiary of IRSA, pursuant to a lease agreement with an initial term of 60 months and an extension option for 36 additional months. We pay monthly rent of US$2,979.

Eduardo S. Elsztain, our chairman is also the chairman of the board of directors of Alto Palermo. Saúl Zang, our first vice-president is also director of Inversora Bolívar and Alejandro Gustavo Elsztain, our second vice-chairman is the vice chairman of Inversora Bolívar. In addition, Fernando Adrián Elsztain who is the chairman of Inversora Bolívar is also our director.

Lease Agreement

We lease a farm located in the Province of Córdoba, from Isaac Elsztain e Hijos S.C.A., pursuant to a lease agreement executed in July, 2005. This lease agreement has a term of three years and an option to extend the lease for three additional years. The leased farm has an extension of 15,069 hectares.

The rent was agreed to be paid in the following conditions: (i) for the first year the equivalent in Pesos of 7 Kg. of beef per hectare; (ii) for the second year up to the conclusion of this agreement (a) the equivalent in Pesos of 10 Kg. of beef per hectare if the total amount of cattle is less than 3,000; or (b) the equivalent in Pesos of 15 kg. of beef per hectare if the total amount of cattle exceeds 3,000. The beef price will be set, taking into account the price per kilo of beef quoted on La Nación newspaper, the previous Saturday of the payment date.

Due to the crisis in the cattle sector during the last year, in February 26, 2007, we signed an addendum to the lease agreement, decreasing the rent in a 50% for the next six months with an extension option for six additional months. During fiscal 2007, we paid an aggregate rent of Ps.0.2 million.

Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management effective as of November 7, 1994, Consultores Asset Management provides us advisory services on matters related to capital investments in all aspects of the agriculture business. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock.

Pursuant to the terms of the Consulting Agreement, Consultores Asset Management provides us with the following services:

•

advises with respect to the investment of our capital in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals;

•	acts on our behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and

•	gives advice regarding securities investments with respect to such operations.

The Consulting Agreement expressly provides that Consultores Asset Management may not advise us with respect to transactions that are entirely related to real estate.

Under the Consulting Agreement, we pay Consultores Asset Management for its services, an annual fee equal to 10% of our annual after-tax net income. We also reimburse Consultores Asset Management the administrative expenses incurred by it in performing its duties under the Consulting Agreement and: (i) remuneration to the directors and certifying accountants; (ii) remuneration of legal consultants; (iii) remuneration of auditors; (iv) representation costs; and (v) all other costs incurred by it in performing its services.

Fees totaled Ps.5.5 million, Ps.3.8 million and Ps.8.5 million for the years ended June 30, 2007, 2006 and 2005, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Donations to Fundación IRSA

From time to time, we donate money to Fundación IRSA, a charitable, not-for-profit organization, whose director is Eduardo S. Elsztain, our largest beneficial owner and our Chairman of the board of directors. Mr. Elsztain’s wife serves as the President of Fundación IRSA.

During fiscal year ended June 30, 2007, we made no donations to Fundación IRSA; however, during the years ended June 30, 2006 and 2005, our donations amounted to Ps.1.6 million and Ps.1.2 million, respectively. In addition, as of June 30, 2007 we had recognized a liability for our unconditional promise to make a cash donation of Ps.1.8 million to Fundación IRSA and had accounted for such liability within “trade accounts payable.”

Agreement for Shared Corporate Services with IRSA and Alto Palermo

In order to reduce administrative expenses and to achieve a more efficient allocation of’ corporate resources, we entered into an Exchange of Operating Services Agreement with IRSA and Alto Palermo, on June 30, 2004. This agreement has a term of two years, which may be renewed for an equal term unless any of the parties decides to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and the program is operated and implemented by Gabriel Adolfo Gregorio Reznik for us, Cedric Bridger for IRSA and Abraham Perelman for Alto Palermo, all of whom are directors and members of the Supervisory Committees of their respective companies. The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of’ discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

The areas originally involved were Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Messenger Services, Contracts, Operations and Directors’ Assistants, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each company.

Currently, the program includes Internal Audit and the other Shared Corporate Services, while the sharing of Directors’ Assistants has been dropped.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and Alto Palermo. Our chairman is also chairman of IRSA and Alto Palermo and our vice-chairman is also vice-chairman of IRSA and Alto Palermo. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

The Share Services Agreement has been filed with the SEC in a report on Form 6-K dated July 1, 2004 and an amendment to this agreement was filed in a report on Form 6-K dated September 19, 2007. See Note 8 to our audited consolidated financial statements contained elsewhere in this prospectus.

Legal Services

During the years ended June 30, 2005, 2006 and 2007, the law firm Zang, Bergel & Viñes provided us with legal services amounting Ps.0.3 million, Ps.0.6 million and Ps.0.2 million, respectively. Our first vice-chairman Saúl Zang and our director Salvador D. Bergel are partners of such law firm.

Subscription of our Convertible Notes by Inversiones Financieras del Sur S.A.

On October 15, 2002, we initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$50.0 million of 8% convertible notes due 2007 (“convertible notes”) and non-detachable warrants to purchase shares of our common shares.

IFISA, an Uruguayan holding company, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control that company, has subscribed US$22.6 million of our convertible notes.

During 2006 and 2007, IFISA exercised all of its conversion rights of its convertible notes and Warrants. As a result IFISA owned, as of December 31, 2007, 32.1% of our common shares.

Acquisition of IRSA Units

Eduardo S. Elsztain and Saúl Zang are, Chairman and Vice Chairman of our board of directors, respectively and are also shareholders of our company. Mr. Elsztain and Mr. Zang are also Chairman and Vice-Chairman of the Board of Directors of IRSA, respectively and are also shareholders of IRSA.

During November and December 2002, we purchased 49.7 million convertible notes issued by IRSA and during July and November 2003, we purchased an additional 0.25 million convertible notes. The notes mature in 2007 and accrue interest semi-annually at 8% interest rate.

IRSA’s convertible notes – which were offered on October 15, 2002 for 100 million units consisting of US$100.0 million of 8% convertible notes due 2007- are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant.

In May 2004 we decided to exercise our option to convert 5.0 million aggregate principal amount of IRSA’s convertible notes as part of our long term strategy, in order to revert the reduction of our ownership percentage, which was diluted by the conversion of notes and the exercise of warrants by third parties. As a result of this conversion, we have received 9.2 million of IRSA common shares.

In July 2004, we converted 0.35 million of convertible notes issued by IRSA for US$0.5 million.

On September 30, 2004, we exercised 5.0 million of its IRSA Warrants for 9.2 ordinary shares at a total cost of US$6.0 million.

In February 2006, we converted 5.0 million of convertible notes issued by IRSA for 9.2 million ordinary shares.

In April 2006, we converted 16.0 million of convertible notes issued by IRSA for 29.3 million ordinary shares.

On September 25, 2007 we converted US$12 million of IRSA’s 8% convertible notes for 22.0 million common shares of IRSA. After this conversion, we no longer own any convertible notes of IRSA. As a result, we owned 31.9% of IRSA’s common shares as of September 30, 2007.

Additionally, on October 25, 2007, we exercised all our outstanding warrants (12.5 million) to acquire 22.9 million common shares for an aggregate purchase price of US$15.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of IRSA’s warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing IRSA’s capital stock to 578,676,460 issued and outstanding shares. As of the date of this prospectus, there are no other outstanding warrants or convertible notes to acquire IRSA’s shares. After the exercise of warrants and conversion of convertible notes described above, we have no further warrants or convertible notes of IRSA. As a result of the exercise of these warrants, our investment in IRSA increased from 25.0% as of June 30, 2007 to 34.6% of IRSA’s shares as of December 31, 2007.

Purchase of Cresud Shares and Notes by IFISA

Cresud convertible notes

During the fiscal year ended on June 30, 2007, IFISA converted 15.0 million convertible notes and subsequently exercised the 15.0 Cresud warrants. Both transactions resulted in the issue of 58.9 million Cresud common shares.

During the fiscal year ended on June 30, 2006, IFISA converted 5.5 million Cresud convertible notes resulting in the issue of 10.8 million Cresud common shares and 5.5 million warrants. During the same period IFISA purchased 0.5 million Cresud warrants and subsequently exercised 6.0 million warrants resulting in the issue of 11.9 million Cresud common shares.

On December 22, 2005 the Board of Directors of IFISA approved the distribution of dividends in kind of 3.5 million convertible notes of Cresud, as provided by the applicable law and its memorandum of incorporation. These assets were available for distribution during January 2006.

Cresud Shares

In September 25, 2007, we converted US$12 million IRSA convertible notes for 22.0 million ordinary shares of IRSA. After this conversion, we no longer own any IRSA convertible notes.

During the fiscal year ended on June 30, 2007, 58.9 million Cresud common shares were issued as a result of the conversion of 15.0 million Cresud convertible notes and the exercise of the 15.0 million Cresud warrants.

During the same period IFISA purchased 4.3 million of Cresud common shares.

During the fiscal year ended on June 30, 2006, 22.7 million Cresud common shares were issued as a result of the conversion of 5.5 million Cresud convertible notes and from the exercise of 6.0 million warrants, of which 4.6 million Cresud common shares were sold.

On October 18, 2005 Refco filed for Chapter 11 bankruptcy protection and announced a deal to sell its brokerage business to private investors. At the same time, IFISA acknowledged that Refco had disputed the ownership of IFISA’s account assets.

On August 10, 2005, IFISA entered into an equity financing with Refco, for which 0.86 million Cresud ADRs and 2.5 million IRSA Convertible Bonds were placed as collateral.

On July 17, 2006, IFISA asserted the Proof of Claim against Refco for a total amount of US$10.8 million.

On October 10, 2006, Marc S. Kirschner, the chapter 11 Trustee of Refco (the “Trustee”), announced his decision to liquidate substantially all of the Refco securities portfolio, by soliciting bids from multiple independent/dealers and by other means consistent with good market practice. The Trustee was also allowed to solicit additional bids from former Refco customers for particular securities, provided however, that neither the Trustee nor Refco shall have any obligation to contact former Refco customers, including IFISA when selling the above mentioned securities.

IFISA expressed its willingness to acquire the securities that were formerly in its account at Refco in a timely manner. Nevertheless, IFISA’s offer to purchase Cresud ADRs from the Trustee, which included 860,000 Cresud ADRs was rejected.

IFISA has indicated to us that it intends to exercise all of its statutory preemptive rights and possibly some of its accretion rights in connection with this offering.

As of December 31, 2007 IFISA owned 102.8 million shares of Cresud, representing 32.1% of the total outstanding Cresud shares.

Purchase of Cresud Convertible Notes by Directors and Shareholders

As of June 30, 2007 and 2006, certain directors and shareholders were also holders of convertible notes, totaling US$0.04 million and US$14,992,438 which US$14,984,838 corresponds to IFISA and US$7,600 to Clarisa Lifsic. See “Cresud’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Our Indebtedness.”

Cresud’s Intercompany Loans

As of December 31, 2007, we, as lender, had a line of credit with our wholly-owned subsidiary Agropecuaria Cervera S.A., as borrower, for up to Ps.34.0 million, with an annual interest rate of BAIBOR (Buenos Aires interbank lending rate) plus 100 basis points, which is scheduled to mature on January 2, 2009. The line of credit was granted for working capital purposes in the ordinary course of business. As of December 31, 2007, the outstanding amount was Ps.20.7 million.

IRSA’s Intercompany Loans

As of December 31, 2007, IRSA, as lender, had two loan agreements with Llao Llao Resort S.A. (50% owned by IRSA), as borrower, as follows: (i) a loan agreement for Ps. 30.0 million, with an annual interest rate of 12.0%, which is scheduled to mature on February 19, 2008; and (ii) a loan agreement for up to US$4.0 million, with an annual interest rate of 7%, which is scheduled to mature on October 14, 2010. Both loan agreements were granted for working capital purposes in the ordinary course of business. As of December 31, 2007, the outstanding amounts were Ps.26.5 million and US$1.6 million, respectively.

As of December 31, 2007, IRSA, as borrower, also had a line of credit and a loan agreement with Ritelco (100% owned by IRSA), as lender: (i) a line of credit for up to US$5.0 million, with an interest rate of Libor, which is scheduled to mature on November 28, 2008; (ii) a loan agreement for US$9.0 million, with an interest rate of Libor plus 200 basis points, which is scheduled to mature on April 26, 2010. The line of credit and the loan agreement were granted for working capital purposes in the ordinary course of business. As of December 31, 2007, the outstanding amounts were US$4.4 million and US$9.0 million, respectively.

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information relating to our capital stock, including brief summaries of certain provisions of our bylaws, the Argentine corporate law and certain related laws and regulations of Argentina, all as in effect as at the date hereof. The following summary description of our capital stock does not purport to be complete and is qualified in its entirely by reference to our bylaws, the Argentine corporate law and the provisions of other applicable Argentine laws and regulations, including the Comisión Nacional de Valores and the Buenos Aires Stock Exchange rules.

General

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and our ADSs are listed on the NASDAQ under the trading symbol “CRESY.” As of December 31, 2007 our authorized capital stock consists of 320,774,772 common shares, Ps.1.00 par value per share.

As of December 31, 2007, we had an authorized capital stock of 560,774,772 common shares and our outstanding capital stock consisted of 320,774,772 common shares. As of that date (1) we had no other shares of any class or series issued and outstanding and (2) there were no outstanding warrants or convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares of the common shares are validly issued, fully paid and non assessable. As of December 31, 2007, there were approximately 1,367 holders of all of our common shares.

The number of issued shares has increased over the past three years due to ongoing conversions of our convertible notes. During fiscal years 2005, 2006 and 2007, 12,251,760, 57,819,970 and 88,971,671 new shares were issued, respectively. In addition, as a result of this rights offering we will issue 180,000,000 new shares during fiscal year 2008.

Shareholders’ rights in an Argentine stock corporation are governed by its bylaws and by the Argentine Corporation Law No. 19,550. All provisions of the Argentine Companies Law take precedence over any contrary provision in a corporation’s bylaws.

The Argentine securities markets are principally regulated by the Comisión Nacional de Valores under Resolución General Nº 368/2001 as amended, the Public Offering of Securities Law Nº 17,811, the Negotiable Obligations Law Nº 23,576, Decree 677/2001 and the Argentine Corporation Law No. 19,550. These laws govern disclosure requirements, restriction on insider trading, price manipulation and protection of minority investors.

Corporate Purpose

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anónima (stock corporation) and were registered with Public Registry of Commerce on February 19, 1937 under number 26, on page 2, book 45 of National by-laws Volume. Pursuant to our by-laws, our term of duration expires on July 6, 2082.

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

•	Commercial activities with respect to cattle and products pertaining to farming and animal husbandry;

•	Real estate activities with respect to urban and rural properties;

•	Financial activities, except for those regulated by Law No. 21,526 of financial entities;

•	Farming and animal husbandry activities, for properties owned by us or by third parties; and

•	Agency and advice activities for which there is not required a specific qualifying title.

Limited Liability

Shareholders’ liability for losses are limited to their shareholdings in the Company. Notwithstanding the foregoing, under the Argentine Corporation Law No. 19,550, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) my be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the Company may be liable for damages under the Argentine companies’ law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Público de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at a special shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. As of December 31, 2007 our share capital consisted of 320,774,772 common shares.

Our bylaws provide that preferred stock may be issued when authorized by the shareholders at a special shareholders’ meeting (asamblea extraordinaria) and in accordance with applicable regulations. Such preferred stock may have a fixed cumulative dividend, with or without additional participation in our profits, resolved by the shareholders’ meetings. Our company currently has no outstanding preferred stock.

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership pursuant to our by-laws and the Argentine Corporation Law No. 19,550. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Boletín Oficial and a widely circulated newspaper in Argentina. Pursuant to the Argentine Companies Law, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at a special shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Companies Law permits shareholders at a special shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our company requires such action and, additionally, under the following specific conditions:

•	the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and

•	the shares to be issued are to be paid in-kind or in exchange for payment under pre-existing obligations.

Furthermore, Article 12 of the Negotiable Obligations Law permits shareholders at a special shareholders’ meeting (asamblea extraordinaria) to suspend preemptive subscription rights for the subscription of convertible bonds under the above-mentioned conditions. Preemptive rights may also be eliminated, so long as a resolution providing so has been approved by at least 50% of the outstanding capital stock with a right to decide such matters and so long as the opposition to such resolution does not surpass 5% of the share capital.

Shareholders’ Meetings and Voting Rights

Our bylaws provide that shareholders’ meetings may be called by our board of directors or by our Supervisory Committee or at the request of the holders of shares representing no less than 5% of the common shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders meeting, by granting a proxy. Co-owners of shares must have single representation.

In general, the following matters can be considered only at a special shareholders’ meeting (asamblea extraordinaria):

•	matters that may not be approved at an ordinary shareholders’ meeting;

•	the amendment of our bylaws;

•	reductions in our share capital;

•	redemption, reimbursement and amortization of our shares;

•	mergers, and other corporate changes, including dissolution and winding-up;

•	limitations or suspensions to preemptive rights to the subscription of the new shares; and

•	issuance of debentures, convertible negotiable obligations and bonds that not qualify as notes (obligaciones negociables).

In accordance with our by-laws, ordinary and special shareholders’ meetings (asamblea extraordinaria) are subject to a first and second quorum call, the second to occur upon the failure of the first. The first and second notice of ordinary shareholders’ meetings may be made simultaneously. In the event that both are made on the same day, the second must occur at least one hour after the first. If simultaneous notice was not given, the second notice must be given within 30 days after the failure to reach quorum at the first. Such notices must be given in compliance with applicable regulations.

A quorum for an ordinary shareholders’ meeting on the first call requires the presence of a number of shareholders holding a majority of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at ordinary shareholders’ meetings must be approved by a majority of the votes validly exercised by the shareholders.

A quorum for an special shareholders’ meeting (asamblea extraordinaria) on the first call requires the presence of persons holding 60% of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at special shareholders’ meeting (asamblea extraordinaria) generally must be approved by a majority of the votes validly exercised.

However, pursuant to the Argentine Companies Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

•	advanced winding-up of the company;

•	transfer of the domicile of the company outside of Argentina;

•	fundamental change to the purpose of the company;

•	total or partial mandatory repayment by the shareholders of the paid-in capital; and

•	a merger or a spin-off, when our company will not be the surviving company.

Holders of common shares are entitled to one vote per share. Owners of common shares represented by ADRs exercise their voting rights through the ADR Depositary, who acts upon instructions received from such shareholders and, in the absence of instructions, votes in the same manner as our majority of the shareholders present in the shareholders’ meeting.

The holders of preferred stock are not entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled.

Dividends and Liquidation Rights

The Argentine Companies Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous financial year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held by October 30 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the Company are not sufficient to allow the payment of dividends.

When we declare and pay dividends on the common shares, the holders of our ADRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the ADRs, subject to the terms of the Deposit Agreement dated March 18, 1997 executed by and between us, The Bank of New York, as depositary and the eventual holders of ADRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the ADRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate.

Our dividend policy is proposed from time to time by our board of directors and is subject to shareholders’ approval at an ordinary shareholders’ meeting. Declarations of dividends are based upon our results of operations, financial condition, cash requirements and future prospects, as well as restrictions under debt obligations and other factors deemed relevant by our board of directors and our shareholders.

Dividends may be lawfully paid only out of our retained earnings determined by reference to the financial statements prepared in accordance with Argentine GAAP. In accordance with the Argentine Companies Law, net income is allocated in the following order: (i) 5% is retained in a legal reserve until the amount of such reserve equals 20% of the Company’s outstanding capital; (ii) dividends on preferred stock or common shares or other amounts may be retained as a voluntary reserve, contingency reserve or new account, or (iii) for any other purpose as determined by the Company’s shareholders at an ordinary shareholders’ meeting.

Our legal reserve is not available for distribution. Under the applicable regulations of the Comisión Nacional de Valores, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. The right to receive payment of dividends expires three years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, at the end of the respective fiscal year, the realized and net earnings of the Company are not sufficient to allow for the payment of dividends.

In the event of liquidation, dissolution or winding-up of our company, our assets are

•	to be applied to satisfy its liabilities; and

•

to be proportionally distributed among holders of preferred stock in accordance with the terms of the preferred stock. If any surplus remains, our shareholders are entitled to receive and share proportionally in all net assets available for distribution to our shareholders, subject to the order of preference established by our bylaws.

Approval of Financial Statements

Our fiscal year ends on June 30 of each year, after which we prepare an annual report which is presented to our board of directors and Supervisory Committee. The board of directors submits our financial statements for the previous financial year, together with the reports of our Supervisory Committee, to the annual ordinary shareholders’ meeting, which must be held within 120 days of the close of our fiscal year, in order to approve our financial statements and determine our allocation of net income for such year. At least 20 days before the ordinary shareholders’ meeting, our annual report must be available for inspection at our principal office.

Right of Dissenting Shareholders to Exercise Their Appraisal Right

Whenever certain actions are approved at a special shareholders’ meeting (asamblea extraordinaria) (such as the approval of a merger, a spin-off (except when the shares of the acquired company are publicly traded), a fundamental change of corporate purpose, a transformation from one type of corporation to another, a transfer of the domicile of our company outside of Argentina or, as a result of the action approved, the shares cease to be publicly traded) any shareholder dissenting from the adoption of any such resolution may withdraw from our company and receive the book value per share determined on the basis of our latest financial statements, whether completed or to be completed, provided that the shareholder exercises its appraisal rights within ten days following the shareholders’ meeting at which the resolution was adopted.

In addition, to have appraisal rights, a shareholder must have voted against such resolution or act within 15 days following the shareholders’ meeting if the shareholder was absent and can prove that he was a shareholder of record on the day of the shareholders meeting. Appraisal rights are extinguished with respect to a given resolution if such resolution is subsequently overturned at another shareholders’ meeting held within 75 days of the previous meeting at which the original resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except where the resolution involved a decision that our stock cease to be publicly traded, in which case the payment period is reduced to 60 days from the date of the resolution.

Ownership Restrictions

The Comisión Nacional de Valores regulations require that transactions that cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the Comisión Nacional de Valores on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Tender Offers

Tender offers under Argentine law may be voluntary or mandatory. In either case, the offer must be made addressed to all shareholders. In the case of a mandatory tender offer, the offer must also be made to the holders of subscription rights, stock options or convertible debt securities that directly or indirectly may grant a subscription, acquisition or conversion right on voting shares.

Decree No. 677/2001 establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer.

A mandatory tender offer will not be required in those cases in which the purpose of the acquisition of the “significant holding” is not to acquire the control of a company.

The Comisión Nacional de Valores defines a “significant holding” as holdings that represent an equal or a higher percentage than 35% and 51% of the voting shares as the case may be.

When a person or an entity intends to acquire more than 35% of the shares of a company, a mandatory tender offer to purchase 50% of the corporate voting capital is required by law.

If a person or an entity owns between 35% and 51% of the shares of a company, and wishes to increase its holdings by at least 6% within a 12 month period, a mandatory tender offer to acquire shares representing at least 10% of the voting capital will be legally required.

When a person or an entity wishes to acquire more than 51% of the shares of a company, a mandatory tender offer to acquire 100% of the voting capital will be legally required.

Finally, when a shareholder controls 95% or more of the outstanding shares of a company, (i) any minority shareholder may, at any time, demand that the controlling party make an offer to purchase all of the remaining shares of the minority shareholders and (ii) the controlling party can issue a unilateral statement of intention to acquire all of the remaining shares owned by the other stockholders.

Pursuant to the Argentine Companies Law we may redeem our outstanding common shares only under the following circumstances:

•	to cancel such shares and only after a decision to reduce our capital stock (with shareholder approval at a special shareholders’ meeting (asamblea extraordinaria);

•

to avoid significant damage to our company under exceptional circumstances, and then only using retained earnings or free reserves that have been fully paid, which action must be ratified at the following ordinary shareholders’ meeting; or

•	in the case of the acquisition by a third-party of our common shares.

The Public Offering of Securities Law provides for other circumstances under which our company, as a corporation whose shares are publicly listed, can repurchase our shares. The following are necessary conditions for the acquisition of our shares:

•	the shares to be acquired shall be fully paid,

•

there shall be a board of directors’ resolution containing a report of our supervisory committee or audit committee. Our board of director’s resolution must provide the purpose of the acquisition, the maximum amount to be invested, the maximum number of shares or the maximum percentage of capital that may be acquired and the maximum price to be paid for our shares. Our board of directors must give complete and detailed information to both shareholders and investors,

•

the purchase shall be carried out with net profits or with free or optional reserves, and we must prove to the Comisión Nacional de Valores that we have the necessary liquidity and that the acquisition will not affect our solvency,

•

under no circumstances may the shares acquired by our company, including those that may have been acquired before and held by us as treasury stock, be more than 10% of our capital stock or such lower percentage established by the Comisión Nacional de Valores after taking into account the trading volume of our shares.

Any shares acquired by us that exceed 10% of our capital stock must be disposed of within 90 days from the date of acquisition originating the excess without prejudice of the liability corresponding to our board of directors.

Transactions relating to the acquisition of our own shares may be carried out through open market transactions or through a public offering:

•	in the case of acquisitions in the open market, the amount of shares purchased daily cannot exceed 25% of the mean daily traded volume of our shares during the previous 90 days.

•

in either case, the Comisión Nacional de Valores can require that the acquisition be carried out through a public offering if the shares to be purchased represent a significant percentage in relation to the mean traded volume.

General Resolution No. 368/2001 of the Comisión Nacional de Valores as amended, provides general requirements that any company must comply with in the case of the acquisition of its shares under the Corporations Law or under the Public Offering of Securities Law. The acquisition of its shares by a company must be:

•	approved by a resolution of the board of directors with a report of its supervisory committee,

•

notice must be given to the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, and notice must be published in the Boletín of the Buenos Aires Stock Exchange or in a widely circulated newspaper in Argentina,

•	be carried out with net profits or free reserves from the last financial statements and approved by the board of directors,

•	the board of directors has to prove to the Comisión Nacional de Valores, that the company has the necessary liquidity and that the acquisition does not affect its solvency,

•	all shares acquired by the company, including those that may have been acquired before and held by it as treasury stock, may not exceed 10% of its capital stock.

There are no legal limitations to ownership of our securities or to the exercise of voting rights pursuant to the ownership of our securities, by non-resident or foreign shareholders.

Registrations and Transfers

Our common shares are held in registered, book-entry form. The registry for our shares is maintained by Caja de Valores S.A. at its executive offices located at 25 de mayo 362, (C1002ABH) Buenos Aires, Argentina. Only those persons whose names appear on such share registry are recognized as owners of our common shares. Transfers, encumbrances and liens on our shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place.

Compliance with NASDAQ Listing Standards on Corporate Governance

Cresud corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law No. 19,550, Decree No. 677/2001 and the Standards of the Comisión Nacional de Valores, as well as by its corporate by-laws.

Cresud has securities that are registered with the Securities and Exchange Commission and are listed on the NASDAQ, and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

Pursuant to Nasdaq Marketplace Rule 4350(a), NASDAQ-listed non-US companies that are categorized as “Foreign Private Issuers” and may follow home country corporate governance practice in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement.

The requirements of Rule 4,350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350(b)(1)(A) – Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange within 42 calendar days following the close of each fiscal quarter. The Buenos Aires Stock Exchange publishes the annual reports and interim reports in the Buenos Aires Stock Market Bulletin and makes the bulletin available for inspection at its offices. In addition, we provide our shareholders of annual and interim financial reports upon such shareholders’ request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 4350I(1) – Majority of Independent Directors.	In lieu of the requirements of Rule 4350I(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350I(2) – Executive Sessions of the board of directors.	In lieu of the requirements of Rule 4350I(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers. Also, it is mandatory for public companies to form a supervisory committee (composed of “syndics”) which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

Rule 4350I(3) – Compensation of Officers.	In lieu of the requirements of Rule 4350I(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 4350I(4) – Nomination of directors.	In lieu of the requirements of Rule 4350I(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) – Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of our audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter. We believe that we are in compliance with the requirements for audit committee charters provided for in the Sarbanes Oxley Act.

Rule 4350(d)(2) – Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10(A)-3(b)(1), one of which the Board has determined to be an audit committee financial expert. In addition, we have a supervisory committee composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 4350(f) – Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our by-laws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our by-laws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our by-laws provide that a second meeting may be called which may be

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

Rule 4350(g) – Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the supervisory committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our American Depositary Shares holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 4350(h) – Conflicts of Interest	In lieu of the requirements of Rule 4350(h), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

DESCRIPTION OF THE AMERICAN DEPOSITARY RECEIPTS

Description of American Depositary Receipts

The following is a summary of certain provisions of the deposit agreement dated as of March 18, 1997 among us, the ADS depositary, all owners and holders from time to time of ADRs issued under the deposit agreement. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of deposit agreement, incorporated as an exhibit to our Form 20-F, Registration Number 333-06548 as filed with the Securities and Exchange Commission. Copies of the deposit agreement are also available for inspection at the principal office of the ADS depositary, currently located at 101 Barclay Street, 22nd Floor West, New York, New York 10286. Terms used in this prospectus and not otherwise defined shall have the respective meanings set forth in the deposit agreement.

American Depositary Shares

ADRs evidencing ADSs are issuable by the ADS depositary pursuant to the deposit agreement. One ADS shall represent ten common shares. The shares represented by ADSs will be deposited with the Caja de Valores for the account of The Bank of New York S.A., as custodian and agent of the ADS depositary in Argentina. An ADR may evidence any number of ADSs and represents all other securities, property and cash received in respect of shares in accordance with the deposit agreement. The persons in whose names ADRs are registered on the books of the ADS depositary will be treated by us as owners and holders of ADRs.

Deposit and Withdrawal of shares and Issuance of ADRs

Subject to the terms and conditions of the deposit agreement, the ADS depositary has agreed that upon deposit with the custodian of our common shares by delivery of certificates of such shares to the custodian, by electronic transfer of such shares to the account maintained by the custodian at the Foreign Registrar for such purpose or delivery to the custodian of evidence, reasonably satisfactory to the custodian that irrevocable instructions have been given to cause such shares to be transferred to such account, together with appropriate issuance instructions and instruments of transfer or endorsement, satisfaction of all laws and regulations, payments of the fees and expenses of the ADS depositary and the certifications referred to below, in the case of “delivery of certificates” and subject to the terms of the deposit agreement, the ADS depositary will execute and deliver at the ADS depositary’s principal corporate trust office, to the person or persons certified entitled thereto, an ADR or ADRs evidencing the number of ADSs issuable in respect of such deposit.

Upon surrender of ADRs at the Corporate Trust Office of the ADS depositary, and upon payment of the fees, taxes and governmental charges specified in the deposit agreement, subject to the terms and conditions of the deposit agreement, our corporate charter and deposited securities (as defined below) and Argentine laws and regulations, owners are entitled to electronic delivery through the Caja de Valores or, if available, to physical delivery at the office of the custodian in Buenos Aires or the principal corporate trust office of the ADS depositary of the deposited securities and any other securities and property represented by the ADSs so surrendered. Such delivery will be made to the ADR holder or upon the ADR holder’s order without unreasonable delay. The forwarding of shares and other documents of title for such delivery to an ADR holder, or as ordered by such ADR holder, will be at its risk and expense or the risk and expense of the person submitting such written instruction for delivery.

Under the deposit agreement, the ADS depositary may not lend shares or ADRs. The ADS depositary is not authorized to deliver shares except upon the receipt and cancellation of ADRs. However, the ADS depositary, subject to the limitations and conditions specified in the deposit agreement and any limitations established by the ADS depositary, may from time to time execute and deliver ADRs prior to receipt of shares in respect of which such issuance is made, which is referred to as a pre-release and may receive ADRs in lieu of shares. Each pre-release shall (a) be preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered that such person, or its customer, (i) owns the shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such shares or receipts, as the case may be to the ADS depositary for the benefit of the owners, and (iii) agrees in effect to hold such shares for the account of the depositary until delivery of the same; (b) at all times be fully collateralized with cash, or such other collateral as the ADS depositary determines, in good faith, will provide substantially similar liquidity and security; (c) be terminable by the ADS depositary on not more than five business days’ notice; and (d) be subject to such further indemnities and credit regulations as the ADS depositary deems appropriate. The ADS depositary will limit the number of ADRs issued by pre-release involved in transactions to be done in accordance with the terms described in this paragraph with any one person on a case-by-case basis as it deems appropriate. The collateral referred to in clause (b) above shall be held by the ADS depositary for the benefit of the owners as security for the performance of the obligations to deliver shares set forth in clause (a) above, and such collateral shall not constitute deposited securities under the deposit agreement. The number of ADSs which are outstanding at any time as a result of pre-releases will not normally exceed 30% of the shares deposited under the deposit agreement; provided, that the ADS depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with our prior written consent, change such limit for purposes of general application. Neither we nor the custodian shall incur any liability to owners as a result of such transactions.

Subject to the foregoing, the ADS depositary may own and deal in any class of our securities or of our affiliates and in ADRs.

Dividends, Other Distributions and Rights

Subject to applicable Argentine laws, regulations and approvals, to the extent that the ADS depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends and other cash distributions received by it on the deposited securities into U.S. dollars and distribute the resulting U.S. dollars after deduction of the fees of the ADS depositary and any amount charged by the ADS depositary in connection with the conversion of Pesos (or other foreign currency) into U.S. dollars, to the owners in proportion to the number of ADSs representing such deposited securities held by each of them. The amounts distributed will be reduced by any amounts required to be withheld by us, the ADS depositary or the custodian on account of taxes or other governmental charges. If the ADS depositary determines that in its judgment any foreign currency received by it cannot be so converted on a reasonable basis (including, as a result of applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same (without liability for interest).

In the event that the custodian or the ADS depositary receives any distribution upon any deposited securities in securities or property (other than cash or shares or rights upon any deposited securities), the ADS depositary will distribute such securities or property to the owners entitled thereto, after deduction or upon payment of the fees and expense of the ADS depositary, in proportion to their holdings, in any manner that the ADS depositary deems equitable and practicable. If in the opinion of the ADS depositary, however, the distribution of such property cannot be made proportionately among such owners, or if for any other reason (including any requirement that we or the ADS depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to such owners) the ADS depositary deems such distribution not feasible, the ADS depositary may, upon consultation with us, adopt such method as it may deem equitable or practicable in order to effect such distribution, including the sale (public or private) of all or any part of such property and securities and the distribution to owners of the net proceeds of any such sale, as in the case of a distribution received in cash.

If we declare a dividend in, or free distribution of shares, the ADS depositary may, and shall if we so request, instruct us to deposit or cause such shares to be deposited with the account of the custodian at Caja de Valores and distribute to the owners in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of shares received as such dividend or free distribution, subject to the terms and conditions of the deposit agreement and after deduction or payment of any amounts required to be withheld on account of taxes or other governmental charges and the fees and expenses of the ADS depositary. If additional ADRs are not so distributed, each ADS shall thereafter also represent the additional shares distributed with respect to the shares represented thereby. In lieu of issuing ADRs for fractions of ADSs, in any such case, the ADS depositary shall sell the number of shares represented by the aggregate of such fractions and distribute the new proceeds in U.S. dollars, all in the manner and subject to the conditions set forth in the deposit agreement.

If we offer or cause to be offered to the holders of shares any rights to subscribe for additional shares or any rights of any other nature, the ADS depositary shall have discretion after consultation with us as to the procedure to be followed in making such rights available to owners. The ADS depositary may (i) to the extent that the ADS depositary determines, at the time of the offering of any such rights, that it is lawful and feasible, and upon provision of any documents or certifications requested by the ADS depositary, take such action as is necessary for all or certain of the rights to be made available to or exercised by or on behalf of certain or all of the owners; or (ii) to the extent that the ADS depositary determines that taking of any such action is not lawful or feasible, sell such rights, and, after deduction or upon payment of all amounts required to be withheld on account of taxes or other governmental changes and the fees and expenses of the ADS depositary, allocate the new proceeds of such sales for the accounts of such owners otherwise entitled thereto upon an averaged or other practical basis without regard to any distinctions among such owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

The ADS depositary will not make available to owners any right to subscribe for or to purchase any securities unless a registration statement under the Securities Act is in effect as to both the rights and the securities to which such rights relate or unless the offer and sale of such securities to such owners is exempt from registration under the provisions of the Securities Act.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights are issued with respect to the deposited securities, or whenever, for any reason, the ADS depositary causes a change in the number of shares that are represented by each ADS or whenever the ADS depositary shall receive notice of any meeting of holders of deposited securities, the ADS depositary will fix a record date (which, to the extent practicable, shall be the same as the corresponding record date set by us, or otherwise shall be the earliest practicable date thereafter) for the determination of the owners who are entitled to receive such dividend, distributions or rights or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, or for fixing the date on or after which each ADS will represent the changed number of shares, subject to the provisions of the deposit agreement.

Voting

If requested in writing by us, as soon as practicable after receipt of notice of a meeting of holders of shares, or other deposited securities, and to the extent permitted by law, the ADS depositary will mail to the owners the information contained in such notice of meeting. Owners at the close of business on the record date specified by the ADS depositary are entitled, subject to Argentine law, or our bylaws and the provisions affecting the deposited securities, to instruct the ADS depositary as to the exercise of the voting rights, if any, pertaining to the shares, or other deposited securities, underlying the ADRs held by such owners. Upon written request, the ADS depositary will endeavor to vote or cause to be voted the shares, or other deposited securities, represented by the ADSs held by such owners in accordance with such instructions, provided that if, after complying with the foregoing procedures, the ADS depositary does not receive instructions from an owner on or before the date established by the ADS depositary for such purpose, the ADS depositary will exercise such owner’s voting rights relating to the shares or other deposited securities represented by the ADSs in the same manner as the majority of such shares or other deposited securities not held in the depositary receipt facility under the deposit agreement, provided further that the ADS depositary shall only be required to vote shares or other deposited securities in accordance with the foregoing procedures if it is satisfied that the actions to be voted upon are not contrary to Argentine law or regulations of our bylaws.

Inspection of Transfer Books

The ADS depositary will keep books at its transfer office in the City of New York for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the owners, provided that such inspection shall not be for the purpose of communicating with owners in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

We will furnish to the ADS depositary copies in English of all notices of shareholders’ meetings, its annual reports to shareholders and other reports and communications that are made generally available to shareholders. Upon receipt thereof, the ADS depositary will, upon our request, promptly mail such reports to all owners. The ADS depositary will make available for inspection by owners at its principal office any reports and communications received from us that are made generally available to shareholders.

On or before the first date on which we give notice, by publication or otherwise, of any shareholders’ meeting or of any adjourned shareholders’ meeting, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of deposited securities, we agree to transmit to the ADS depositary and the custodian a copy of the notice thereof in the form given to owners. If requested by us, the ADS depositary will, at our expense, arrange for the prompt mailing of such notices to all owners.

We will be required to file certain reports with the Securities and Exchange Commission pursuant to the Exchange Act. Such reports will be available for review and copying at the public reference facilities of the Securities and Exchange Commission. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

Changes Affecting Deposited Shares

Upon any change in par value, split-up, consolidation or any other reclassification of deposited securities or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us or to which we are a party, any securities which shall be received by the ADS depositary or the custodian in exchange for, in conversion of or otherwise in respect of deposited securities shall be treated as new deposited securities under the deposit agreement, and the ADS depositary may and shall if we so request execute and deliver new ADRs, or call for the surrender of outstanding ADRs to be exchanged for additional ADRs specifically describing such new deposited securities.

Amendment and Termination of the Deposit Agreements

The form of ADR and the deposit agreement may at any time be amended by agreement between us and the ADS depositary and, except as provided in the next sentence, such amendment shall require no consent from owners. Any amendment which imposes or increases any fees or charges (other than taxes and other governmental charges and expenses of the ADS depositary), or which otherwise prejudices any substantial existing rights of owners, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the owners. Each owner, at the time such amendment becomes effective, will be deemed, by continuing to hold such ADR or ADRs, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.

Whenever so directed by us, the ADS depositary will terminate the deposit agreement by mailing notice of such termination to the owners of all ADRs then outstanding at least 90 days prior to the date fixed in such notice for such termination. The ADS depositary may likewise terminate the deposit agreement if, at any time 90 days after the ADS depositary shall have delivered to us and the owners a notice of its election to resign, a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement. If any ADRs remain outstanding after the date of termination, the ADS depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the owners thereof, will not give any further notices or perform any further acts under the deposit agreement except the collection of dividends and other distributions pertaining to the deposited securities, the sale of property and rights as provided in the deposit agreement and the delivery of deposited securities together with dividends or other distributions, in exchange for surrendered ADRs upon payment of the ADS depositary’s fee for such cancellations.

At any time after the expiration of one year from the date of termination, the ADS depositary may sell the deposited securities and hold the net proceeds, together with any cash then held, segregated and without liability for interest, for the pro rata benefit of the owners of ADRs which have not theretofore been surrendered and such owners will thereupon become general creditors of the ADS depositary with respect to such net proceeds.

Governing Law

The deposit agreement and the ADRs, and all the rights thereunder, are governed by and will be interpreted in accordance with the laws of the State of New York.

Charges of ADS Depositary

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited securities), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our register (or our appointed agent for transfer and registration of the shares) and applicable to transfers of shares to the name of the ADS depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares or owners, (4) such expenses as are incurred by the ADS depositary in the conversion of foreign currency, (5) a fee not in excess of US$5.00 per 100 ADS (or portion thereof) for the execution and delivery of ADRs pursuant to the deposit of shares or other deposited securities or distribution in shares or other deposited securities and the surrender of ADRs for withdrawal of shares and other deposited securities, (6) a fee not in excess of US$0.02 per ADS (or portion thereof), for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of shares or Rights, such fee being an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares), but which securities are instead distributed by the depositary to owners.

General

Neither the ADS depositary nor us nor any of their directors, employees, agents or affiliates shall incur any liability to any owner if, by reason of any present or future provision of any law or regulation of the United States, Argentina or of any other country, or any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of our bylaws, or by reason of any provision of or governing any deposited securities, or by reason of an act of God or war or other circumstances beyond its control, the ADS depositary or us or any of their directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or subjected to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the deposited securities it is provided shall be done or performed. Our obligations and those of the ADS depositary under the deposit agreement are expressly limited to performing our or their respective duties specified therein without negligence or bad faith.

The ADRs are transferable on the books of the ADS depositary, provided, that the ADS depositary may close the transfer books at any time or from time to time, after consultation with us, when deemed expedient by it in connection with the performance of its duties under the deposit agreement or at our written request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the transfer or withdrawal of any deposited securities, we, the ADS depositary or the custodian may require payment from the presenter of the ADRs or the depositor of the shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and payment of any applicable fees payable by the owners.

The ADS depositary may refuse to deliver ADRs, register the transfer of any ADRs, make any distributions or deliver any deposited securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information as it may deem necessary or proper or as we may require. The delivery of ADRs against deposits of shares or the registration of transfers of ADRs may be suspended during any period when the transfer books of the ADS depositary or we are closed if such action is deemed necessary or advisable by the ADS depositary or us, in good faith, at any time or from time to time in accordance with the deposit agreement.

DESCRIPTION OF THE WARRANTS

The warrants will be issued pursuant to a warrant agreement between us and The Bank of New York, as warrant agent. The following summary of certain provisions of the warrant agreement and the warrants does not purport to be complete and is qualified in its entirety by reference to the warrant agreement and the warrants, including the definitions of certain terms contained in the warrant agreement and warrants.

General

The warrants are freely transferable and each warrant will be exercisable during the six-day period from and including the 17th through the 22nd days of each February, May, September and November (to the extent that such dates are business days in Buenos Aires and in New York City), commencing with such period from and including May 17 through May 22, 2008. The warrants will be listed on the Buenos Aires Stock Exchange and we intend to have them also listed on the American Stock Exchange or the NASDAQ. The warrants will automatically expire on May 22, 2015. Prior to its expiration, each warrant will entitle its holder to purchase 0.33333333 common shares for an exercise price of              per common share. As a result, three warrants must be exercised to purchase each common share. The exercise price will be determined by our board of directors. The exercise price will consist of the definitive subscription price of the new shares plus a premium equal to not more than 100% of such subscription price and will be published by us together with the definitive subscription price on March 11, 2008. If as of the payment date of the warrant exercise price payment in U.S. dollars is legally prevented in Argentina, holders of warrants will be entitled to pay the exercise price in Pesos in an amount equal to the Argentine peso equivalent, determined on the basis of the seller’s reference exchange rate (tipo de cambio vendedor) published by Banco de la Nación Argentina and if such information is not available, by Bloomberg, for the purchase of pesos in exchange of U.S. dollars on the business day preceding the payment date of the exercise price of the warrants of the U.S. dollar exercise price of the warrants. The exercise price and the number of common shares issuable on exercise of a warrant are both subject to adjustment in certain cases. See “—Changes Affecting Warrants” below.

We have agreed that until the earlier to occur of the exercise or expiration of all the warrants, we will keep a registration statement current with respect to the issuance of our common shares from time to time upon exercise of the warrants. We will apply for the listing of the warrants in the Buenos Aires Stock Exchange.

The warrants may be exercised by surrendering to us the warrant certificates evidencing such warrants, if any, with the accompanying form of election to exercise, properly completed and executed, together with payment to us directly of the exercise price. Payment of the exercise price may be made in the form of cash or a certified or official bank check payable to the order of us. Within five days that are business days in both Buenos Aires and New York City, after the submission to us of a properly completed and duly executed election to exercise, and payment in full of the exercise price, we will register new common shares and will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares. Certificates for warrants will be issued in registered form as definitive warrant certificates. We or the warrant agent may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration or transfer or exchange of warrants.

Fractional Shares

No fractional common share will be issued upon exercise of the warrants. We will accept exercises of warrants for whole, new common shares only and will round down any warrant exercise submitted for fractional, new common shares to the nearest whole number of new common shares. As a result, you must exercise three warrants to purchase each common share.

Unexercised Warrants

Unexercised warrants will not entitle their holders to any rights to vote at or attend our shareholders meetings or to receive any dividends in respect of our common shares. The holders of the warrants have no right to vote on matters submitted to our stockholders and have no right to receive cash dividends until such time as they are registered holders of the common shares or ADSs underlying such warrants. The holders of the warrants are not entitled to share in our assets in the event of the liquidation, dissolution or winding up of our affairs.

Changes Affecting Warrants

Adjustment of the exercise price and the number of our common shares that may be purchased pursuant to the warrants.

If any corporate restructuring or action regarding our common shares is approved, different from any of those mentioned herein and which may have an impact on or represent a reduction of rights to the holders of the warrants, we will use our best efforts to negotiate with the holders of the warrants to set forth new exercise conditions, seeking to preserve the rights originally granted to the warrant, its economic and corporate value, the amount of underlying shares and their exercise price.

Both the exercise price and the number of our common shares that may be purchased by exercising the warrants shall be subject to adjustments in order to preserve the value of the warrants.

(a) Stock splits, combinations, etc. If at any time after the date of issuance of the common shares issued pursuant to this offering, we split, subdivide or combine our common shares, then (i) the number of our common shares purchasable upon exercise of each warrant immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the holder of the warrant thereafter exercised shall be entitled to receive the number of common shares which such holder would have owned immediately following such action had such warrant been exercised immediately prior thereto and (ii) the exercise price in effect immediately prior to such action, shall be decreased to a price determined by multiplying the exercise price then in effect by a fraction (x) the numerator of which shall be the number of our common shares purchasable upon the exercise of each warrant immediately prior to such adjustment, and (y) the denominator of which shall be the number of our common shares so purchasable immediately thereafter.

(b) Reclassification, mergers, etc. In case of any reclassification or change of our outstanding common shares issuable upon exercise of the warrants, or in case of any consolidation or merger with or into another corporation (other than a merger in which we are the continuing corporation and which does not result in any reclassification or change of the then outstanding common shares or other stock issuable upon exercise of the warrants) or in case of any sale or conveyance to another corporation of all or substantially all of our assets, then, as a condition of such reclassification, change, consolidation, merger, sale or conveyance, we or such a successor or purchasing corporation, as the case may be, shall forthwith make lawful and adequate provision whereby the holder of warrants then outstanding shall have the right thereafter to receive on exercise of the warrants a number of shares of the successor or purchasing corporation equal to that resulting from application of the exchange relation established for the reclassification, combinations or merger with respect to the underlying shares acquired pursuant to the exercise of the warrants.

(c) Issuance of options or convertible securities. If we shall, at any time or from time to time after the date hereof, issue, sell, distribute or otherwise grant in any manner to all holders of our common shares any rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares, whether or not such any rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares are immediately exercisable, and the price per share at which common shares are issuable upon the exercise of such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares determined by dividing (i) the aggregate amount, if any, received or receivable by us as consideration for the issuance, sale, distribution or granting of such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares, plus the minimum aggregate amount of additional consideration, if any, payable to us upon the exercise of all such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares, plus, in the case of our common shares or any stock or securities convertible into or exchangeable for our common shares, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange of all such of our common shares or any stock or securities convertible into or exchangeable for our common shares, by (ii) the total maximum number of our common shares issuable upon the exercise of all such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares shall be less than the Current Market Price per common share on the record date for the issuance, sale, distribution or granting of such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares (the “Distribution”) then, effective upon such Distribution, the exercise price shall be reduced to the price determined by multiplying the exercise price in effect immediately prior to such Distribution by a fraction, the numerator of which shall be the sum of (i) the number of our common shares outstanding (exclusive of any treasury shares) immediately prior to such Distribution multiplied by the Current Market Price per common share of on the date of such Distribution plus (ii) the consideration, if any, received by us upon such Distribution, and the denominator of which shall be the product of (A) the total number of our common shares outstanding (exclusive of any treasury shares) immediately after such Distribution multiplied by (B) the Current Market Price per common share on the record date for such Distribution. For purposes of the foregoing, the total maximum number of common shares issuable upon exercise of all such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares shall be deemed to have been issued as of the date of such Distribution and thereafter shall be deemed to be outstanding and we shall be deemed to have received as consideration therefore such price per share, determined as provided above.

The Current Market Price per common share at any date shall be the average of the daily closing prices for the shorter of (i) the 20 consecutive trading days ending on the last full trading day on the Buenos Aires Stock Exchange prior to the time and date of the earlier to occur of (A) the date as of which the Current Market Price is to be computed and (B) the last full trading day on such exchange or market before the commencement of “ex dividend” trading in our common shares relating to the event giving rise to the adjustments required by paragraph (a), (b), (c) or (d) (the “Time of Determination”); and (ii) the period commencing on the date next succeeding the first public announcement of the issuance, sale, distribution or granting in question through such last full trading day prior to the Time of Determination; provided that in the case of a firm commitment underwritten public offering, the Current Market Price shall mean the closing price of our common shares on the day of the pricing of such offering. The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the Buenos Aires Stock Exchange.

(d) Dividends and Distributions. If we shall, at any time or from time to time after the date hereof, distribute to all holders of our common shares, any dividend as provided for under section 234 of the Argentine Corporation Law, in cash or in kind, or other distribution of cash, evidences of our indebtedness, other securities or other properties or assets, or any options, warrants or other rights to subscribe for or purchase any of the foregoing, then (A) the exercise price shall be decreased pro rata by the percentage in which the distribution exceeds 3% of the Current Market Price as defined above; and (B) the number of common shares purchasable upon the exercise of each warrant shall be increased to a number determined by multiplying the number of common shares so purchasable immediately prior to the record date for such distribution by a fraction, the numerator of which shall be the exercise price in effect immediately prior to the adjustment required by clause (A) of this sentence and the denominator of which shall be the exercise price in effect immediately after such adjustment. The adjustments required by this paragraph (d) shall be made whenever any such distribution occurs retroactive to the record date for the determination of stockholders entitled to receive such distribution.

(e) Issuance of additional common shares. If at any time we shall (except as hereinafter provided) issue or sell any additional of our common shares for consideration in an amount per additional common share less than the Current Market Price (as defined above), then the number of our common shares for which the warrants are exercisable shall be adjusted to equal the product obtained by multiplying the number of common shares for which the warrants are exercisable immediately prior to such issue or sale by a fraction (A) the numerator of which shall be the number of our common shares outstanding immediately after such issue or sale, and (B) the denominator of which shall be the sum of (1) the number of our common shares outstanding immediately prior to such issue or sale, and (2) the aggregate consideration received from the issuance or sale of the additional common shares divided by the Current Market Price (as defined above). No adjustment shall be made under this paragraph (e) for issuances of shares of our common stock (i) with respect to options issued under stock options plans as currently in effect or in effect from time to time or (ii) upon exercise of the warrants.

(f) Deferral of certain adjustments. No adjustment to the exercise price (including the related adjustment to the number of shares of our common shares purchasable upon the exercise of each warrant) shall be required hereunder unless such adjustment, together with other adjustments carried forward as provided below, would result in an increase or decrease of at least two percent (2%) of the exercise price; provided that any adjustments which by reason of this paragraph (f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustments need to be made for a change in the par value of our common shares.

(g) Changes in options and convertibles securities. If the exercise price provided for in any rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares referred to in paragraph (c) above, the additional consideration, if any, payable upon the conversion or exchange of any stock or securities convertible into or exchangeable for our common shares, or the rate at which any stock or securities convertible into or exchangeable for our common shares are convertible into or exchangeable for our common shares shall change at any time (other than under or by reason of provisions designed to protect against dilution upon an event which results in a related adjustment), the exercise price then in effect and the number of common shares purchasable upon the exercise of each warrant shall forthwith be readjusted (effective only with respect to any exercise of any warrant after such readjustment) to the exercise price and number of our common shares so purchasable that would then be in effect had the adjustment made upon the issuance, sale, distribution or granting of such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares been made based upon such changed purchase price, additional consideration or conversion rate, as the case may be, but only with respect to such rights to subscribe for or to purchase, or any warrants or options for the purchase of, our common shares or any stock or securities convertible into or exchangeable for our common shares as then remain outstanding.

(h) Other adjustments. In the event that at any time, as a result of an adjustment, the holders of the warrants shall become entitled to receive any of our securities other than our common shares, thereafter the number of such other securities so receivable upon exercise of the warrants and the exercise price applicable to such exercise shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to our common shares contained herein.

Reservation of Common Shares

We have authorized and reserved for issuance such number of our common shares as shall be issuable upon the exercise of all outstanding warrants. Such common shares, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof.

The new common shares issued upon exercise of the warrants shall have the same rights as the common shares outstanding at the moment of exercising such warrants. In the case of dividends, they shall be entitled to such dividends as may be approved after the exercise of the warrant.

Amendment of the Warrant Agreement

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including, without limitation, curing defects or inconsistencies or making any change that does not materially and adversely affect the interests of the holders of the warrants. Any amendment or supplement to the warrant agreement that has a material and adverse effect on the interests of the holders of the warrants shall require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the warrant agreement).

Governing Law

The warrant agreement and the warrants, and all the rights thereunder, are governed by and will be interpreted in accordance with the laws of the State of New York, except for the rights relating to the underlying common shares, which will be governed by the laws of Argentina.

DEALER MANAGERS

We have retained Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., to act as joint-dealer managers, and Raymond James & Associates, Inc., to act as co-dealer manager, in connection with this offering (Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Raymond James & Associates, Inc. collectively, the “Dealer Managers”). The Dealer Managers, from time to time, perform investment banking and other financial services for us and our subsidiaries. In addition, an affiliate of Citigroup Global Markets Inc. may provide a credit facility to our principal shareholder, IFISA, in connection with its exercise of its common share rights.

For services provided as Dealer Managers, and in connection with this offering, we have agreed to pay aggregate fees, including incentive fees, to the Dealer Managers of approximately US$7.2 million, based on the number of the common share rights exercised. We have agreed to reimburse the Dealer Managers for their reasonable out-of-pocket expenses and have agreed to indemnify the Dealer Managers against certain liabilities and expenses, including liabilities under the federal securities laws, and to afford the Dealer Managers certain rights of contribution.

In addition to the Dealer Managers, our directors, officers and employees may contact the holders of common share rights and ADS rights by mail, telephone, telegraph or in person regarding this offering, and may request brokers, dealers and other nominees to forward this prospectus and related material to the beneficial owners of the common share rights and ADS rights. Our directors, officers and employees will not receive any additional compensation for such services.

General Offering Restrictions

No action has been or will be taken in any jurisdiction other than Argentina and the United States, where action for that purpose is required, which would permit a public offering of the equity securities which are the subject of the offering contemplated by this prospectus (the “Securities”) or the possession, circulation or distribution of this prospectus or any material relating to this rights offering. Accordingly, the Securities may not be offered, sold or delivered, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with this rights offering may be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Brazil

The offering of the Securities has not been, and will not be, submitted to, or registered with, the Brazilian Securities Commission (Comissaõ de Valores Mobiliários). Accordingly, the Securities may not be offered or sold in Brazil in circumstances that constitute a public offering or distribution according to Brazilian laws and regulations. Documents relating to the offering of the Securities, including this prospectus, may not be supplied or made generally available to the public in Brazil or be used in connection with an offer for subscription or sale to the public in Brazil.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Dealer Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by Cresud or any Dealer Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Austria

This prospectus has not been nor will it be approved and/or published pursuant to the Austrian Capital Markets Act (Kapitalmarktgesetz) as amended. Neither this prospectus nor any other document connected therewith constitutes a prospectus according to the Austrian Capital Markets Act and neither this prospectus nor any other document connected therewith may be distributed, passed on or disclosed to any other person in Austria, save as specifically agreed with the dealer managers. No steps may be taken that would constitute a public offering of the Securities in Austria and the offering of the Securities may not be advertised in Austria. The Securities will be offered in Austria only in compliance with the provisions of the Austrian Capital Markets Act and all other laws and regulations in Austria applicable to the offer and sale of the Securities in Austria.

Belgium

This prospectus is not intended to constitute a public offer in Belgium and may not be distributed to the public in Belgium. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this prospectus or commented as to their accuracy or adequacy or recommended or endorsed the purchase of the Securities. The Securities will not (a) be offered for sale, sold or marketed in Belgium by means of a public offer within the meaning of the Law of 16 June 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market; or (b) be sold to any person qualifying as a consumer within the meaning of Article 1.7 of the Belgian law of 14 July 1991 on consumer protection and trade practices, unless such sale is made in compliance with this law and its implementing regulation.

France

No Securities have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. Neither this prospectus nor any other materials related to the rights offering or information contained herein or therein relating to the Securities has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The Securities will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz u¨ ber die Erstellung, Billigung und Vero¨ ffentlichung des Prospekts, der beim o¨ ffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu vero¨ ffenlichen ist — Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Italy

The offering of the Securities has not been registered pursuant to Italian securities legislation and, accordingly, no Securities may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Securities in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Securities or distribution of copies of any document relating to the Securities will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa (the “CONSOB”), as amended (“CONSOB Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Italian Financial Act”); or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Securities or any document relating to the Securities in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Securities in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Securities are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Securities who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Securities were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The Securities may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Securities is publicly announced that the offer is exclusively made to said individuals or legal entities.

Spain

The common shares rights, the ADSs rights and the warrants have not been and will not be marketed, offered or delivered and the ADSs have not been and will not be marketed, offered or sold to persons in the Kingdom of Spain other than to existing shareholders and ADSs holders as permitted by Spanish law.

This prospectus has not been verified by or registered in the administrative registries of the Spanish Comisión Nacional del Mercado de Valores.

Switzerland

The Securities may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The Securities may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus or any other offering material relating to the Securities may be publicly issued in connection with any such offer or distribution. The Securities have not been and will not be approved by any Swiss regulatory authority. In particular, the Securities are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (2000) (“FSMA”)) in connection with the issue or sale of the Securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the issuer. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

TAXATION

Certain United States Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the ownership of ADS rights, common share rights, common shares, ADSs and warrants (collectively, “Equity Securities”) by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with Equity Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding Equity Securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial holder of an Equity Security that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

•	if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the ADS depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF EQUITY SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

If a partnership holds Equity Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding Equity Securities should consult their own tax advisors.

Issuance of ADS Rights, Common Share Rights or Warrants

A U.S. Holder will not be subject to United States federal income taxation with respect to the receipt of ADS rights, common share rights or warrants.

Basis and Holding Period of the ADS Rights and Common Share Rights

Except as provided in the following sentence, the basis of the ADS rights or common share rights distributed to a U.S. Holder will be zero. However, if either (i) the fair market value of the ADS rights or common share rights is 15% or more of the fair market value (on the date of distribution ) of the ADSs or common shares with respect to which they are distributed or (ii) the U.S. Holder of the ADS rights or common share rights irrevocably elects, in such holder’s United States federal income tax return for the taxable year in which the ADS rights or common share rights are received, to allocate part of the basis of such ADSs or common shares to such ADS rights or common share rights, then upon exercise or sale of the ADS rights or common share rights the U.S. Holder’s basis in such ADSs or common shares will be allocated between such ADSs or common shares and the ADS rights or common share rights in proportion to the fair market values of each on the date of distribution of the ADS rights or common share rights. No basis will be allocated to any such ADS rights or common share rights that lapse. A U.S. Holder will include its holding period in ADSs or common shares with respect to which the ADS rights or common share rights were distributed in determining the holding period of the ADS rights or common share rights.

Sale of Common Share Rights

Subject to the discussion under “—Passive Foreign Investment Company” below, for United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of common share rights (including the sale by the ADS rights agent of common share rights corresponding to unexercised ADS rights of a U.S. Holder) in an amount equal to the difference between the amount realized for the common share rights (or, in the case of unexercised ADS rights, distributions by the depositary with respect to the sale of the underlying common share rights) and the U.S. Holder’s tax basis in the ADS rights or common share rights. Such gain or loss will generally be treated as capital gain or loss. Capital gain of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Gain or loss recognized by a U.S. Holder on a sale of common share rights generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

Expiration of the ADS Rights or Common Share Rights

If a U.S. Holder does not exercise ADS rights prior to the end of the subscription period, such U.S. Holder generally will recognize no gain or loss, except to the extent of gains from distributions by the depositary with respect to the sale of common share rights represented by unexercised ADS rights, as discussed in “The Rights Offering.” If a U.S. Holder does not exercise common share rights prior to the end of the subscription period, it will recognize no gain or loss.

Exercise of the ADS Rights or Common Share Rights

U.S. Holders of ADS rights or common share rights will not recognize any gain or loss upon the exercise of the ADS rights or common share rights. The aggregate basis of ADSs or common shares and warrants acquired upon exercise of ADS rights or common share rights will be equal to the sum of such U.S. Holder’s basis in the ADS rights or common share rights exercised and the amount paid upon exercise of those ADS rights or common share rights. The basis of the ADSs or common shares and warrants will be determined by allocating such aggregate basis among the ADSs or common shares and the warrants received in proportion to the relative fair market values of these securities on the date the ADS rights or common share rights are exercised. The holding period of ADSs or common shares and warrants acquired upon exercise of ADS rights or common share rights will begin on the date the ADS rights or common share rights are exercised.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between holders of ADSs and the issuer of the securities underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentinean taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Taxation of Warrants

The exercise of a warrant to purchase common shares generally will not constitute a taxable event. Accordingly, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Rather, a U.S. Holder will recognize taxable gain or loss if and when such U.S. Holder disposes of the common shares received pursuant to the exercise of the warrant in a taxable transaction. A U.S. Holder’s aggregate tax basis in the common shares received pursuant to the exercise of the warrant will be equal to the amount paid upon the exercise of the warrant plus the U.S. Holder’s basis in the warrant. The holding period of the common shares received pursuant to the exercise of the warrant would begin on the day that the warrant is exercised.

Subject to the discussion under “—Passive Foreign Investment Company” below, for United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of the warrants in an amount equal to the difference between the amount realized for the warrants and the U.S. Holder’s tax basis in the warrants. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss recognized by a U.S. Holder on a sale of warrants generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

If a warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

The exercise price of the warrants will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to such holder. Adjustments to the exercise price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the warrants, however, will generally not be considered to result in a deemed distribution to holders. Certain of the possible exercise price adjustments provided in the warrants (including, without limitation, adjustments in respect of taxable dividends to holders of our common shares) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a holder of a warrant will be deemed to have received a distribution even though such holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. U.S. Holders should consult their own tax advisors regarding the possible application of Section 305(c) of the Code.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions on our common shares or ADSs (including amounts withheld to reflect Argentinean withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United

States federal income tax principles. Such dividends will be includable in your gross profit as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations. With respect to United States non-corporate investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs backed by such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ Global Select Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that do not underlie ADSs currently meet the conditions required for these reduced tax rates. Furthermore, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain complex conditions and limitations, Argentinean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you:

•	have held our common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentinean withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or ADSs), and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentinean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2007. We may, however, become a PFIC for the taxable year ending June 30, 2008 or any future taxable years.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in the fair market value of our assets or income composition. In addition, the composition of our income and assets will be affected by how, and how quickly, we invest the proceeds from this offering (including what portion of the proceeds is used to increase our ownership interest in IRSA). The cash proceeds of this offering, if not timely deployed, will be treated as passive assets. Furthermore, the investment of such proceeds in assets that in our hands are considered passive assets for purposes of the PFIC tests may result in our characterization as a PFIC. If we are a PFIC for any taxable year during which you hold our Equity Securities, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold any of our Equity Securities, you will be subject to special tax rules with respect to any gain realized from a sale or other disposition, including a pledge, of such Equity Securities. If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will also be subject to special tax rules with respect to any “excess distribution” received. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the gain will be allocated ratably over your holding period for the Equity Securities;

•	the excess distribution will be allocated ratably over your holding period for our common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest expense generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our Equity Securities and any of our non- United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our Equity Securities in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on our common shares and ADSs as ordinary income under a mark-to-market method, provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Buenos Aires Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the NASDAQ Global Select Market, which constitutes a qualified market, although there can be no assurance that the ADSs are or will be “regularly traded.” The mark-to-market election is currently not available with respect to ADSs rights, common share rights and warrants.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our common shares or ADSs at the end of the year over your adjusted tax basis in our common shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in our common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

In some cases, holders of common shares or ADSs (but not holders of ADS rights, common share rights or warrants) in a PFIC may be able to avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option will not be available to you because we do not intend to comply with certain calculation and reporting requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our Equity Securities if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or ADSs in an amount equal to the difference between the amount realized for the common shares or ADSs and your tax basis in the common shares or ADSs. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate shareholders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our Equity Securities that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of common share rights, ADS rights, common shares, ADSs and warrants by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this prospectus, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, common shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal year preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of common shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, ADSs and warrants by resident individuals who do not sell or dispose of Argentine common shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, ADSs and warrants by resident individuals who sell or disposes of Argentine common shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of common share rights, ADS rights, common shares, ADSs and warrants are exempt from income tax. Pursuant to a reasonable interpretation of existing applicable laws and regulations, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for Argentine tax law purposes, when the shares are not listed in Argentina or in other jurisdictions. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework: (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares, ADSs and warrants are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of common share rights, ADS rights, common shares and ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

As warrants could qualify as speculative derivative financial instruments within the meaning of Argentine Income Tax Law, losses arising from the sale, exchange or other disposition of warrants could be applied only to offset such capital gains arising from the sale, exchange or other disposition of these types of securities.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF COMMON SHARES, ADSs, COMMON SHARE RIGHTS, ADS RIGHTS AND WARRANTS.

Value Added Tax

The sale, exchange, disposition, or transfer of common share rights, ADS rights, common shares, ADSs and warrants is not subject to Value Added Tax.

Personal Assets Tax

Shares and ADSs

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on common shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the common shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the common shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

Our shareholders approved the absorption of personal asset tax for the years 2002 to 2006. There can be no assurance that in the future this tax will be absorbed by the Company.

Warrants

Resident individuals

Individuals domiciled in Argentina whose personal assets exceed a total amount of Ps. 102,300 are subject to an Argentine personal assets tax. The personal assets tax would be levied on the holders of the warrants. The tax is determined by applying a 0.5% rate on any amount over Ps. 102,300. However, if the total value of such assets exceeds the sum of Ps. 302,300 the applicable rate is 0.75% on any amount over Ps. 102,300.

Foreign beneficiaries

Individuals domiciled or located abroad are subject to this tax at a rate of 0.75% of all their assets located in Argentina, in accordance with a special system of rules for payment of the tax by substitute obligors. Under this system, there is no tax liability if the amount payable is equal to or less than Ps. 255,750. The personal assets tax would be levied on the holders of the warrants.

Foreign entities that are holders of warrants are not subject to the personal assets tax.

Local entities

Argentine entities, generally entities organized or incorporated under Argentine law, are not subject to the personal assets tax.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

Gross Profit Tax

The gross profit tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares, ADSs, common shares rights, ADS rights, warrants and/or the collection of dividends at an average rate of 3%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares, ADSs, common share rights, ADS rights and warrants and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross profit tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property or the lease of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving common share rights, ADS rights, common shares, ADSs and warrants, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Tax on Credits and Debits in Bank Accounts

This tax is levied upon debits and credits in bank accounts and upon other transactions which, due to their special nature and characteristics, are similar or could be used in substitution for a checking account, such as payments on behalf of or in the name of third parties, procedures for the collection of securities or documents, drafts and transfers of funds made by any means, when these transactions are performed by local banks.

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits and to credits in checking accounts originating from bank loans.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 12% tax rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperatives capital.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the common shares, ADSs and warrants in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

The City of Buenos Aires imposes a special contribution to the Lawyers’ Social Security System (“CASSABA Contribution”), in addition to the court tax of 3.0%. The CASSABA Contribution will be equal to 3.0% of the amount of the court tax imposed as a result of the claim.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of common shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in common shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

EXPENSES OF THE OFFERING

Assuming that the proceeds of this offering will be approximately US$306.2 million, we estimate that our expenses in connection with this rights offering and the preemptive rights offering in Argentina will be as follows:

Expenses	Amount (in US$)		Percentage of net proceeds of this offering (%)
Securities and Exchange Commission registration fee	US$	19,015	0.01
NASDAQ listing fee		—	—
National Association of Securities Dealers, Inc. filing fee		—	—
Printing, engraving and publication expenses		200,000	0.07
Legal fees and expenses		965,000	0.32%
Accountant fees and expenses		250,000	0.08
Dealers’ fees		7,229,250	2.36%
Miscellaneous costs		173,500	0.06

Total	US$	8,836,765	2.89%

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NASDAQ listing fee, the NASD filing fee and the Comisión Nacional de Valores and Buenos Aires Stock Exchange fees.

The depositary has agreed to pay some of these expenses on our behalf, subject to certain conditions.

LEGAL MATTERS

The validity of the rights, common shares and other matters governed by Argentine law will be passed upon for us by the law firm Zang, Bergel & Viñes, Buenos Aires, Argentina. Certain legal matters in connection with U.S. law will be passed upon for us by Simpson Thacher & Bartlett LLP.

The dealer manager has been represented with respect to New York and U.S. law by White & Case LLP, and with respect to Argentine law by Bruchou, Fernandez Madero & Lombardi.

Saúl Zang and Salvador D. Bergel are partners of the law firm of Zang, Bergel & Viñes. Juan C. Quintana Terán is a consultant of the law firm of Zang, Bergel & Viñes. Saúl Zang serves as first vice- chairman of our board of directors. Salvador D. Bergel and Juan C. Quintana Terán serve as an alternative members of our board of directors.

EXPERTS

The consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera Y Agropecuaria, as of June 30, 2006 and 2007 and for each of the three years in the period ended June 30, 2007 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima as of June 30, 2006 and 2007 and for each of the three years in the period ended June 30, 2007 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Banco Hipotecario as of June 30, 2006 and 2007 and for each of the three years in the period ended June 30, 2007 incorporated in this prospectus from our annual report on Form 20-F for the year ended June 30, 2007, have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FORWARD–LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in the forward-looking statements. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. However, you should carefully review the risk factors set forth in other reports and documents that we may file from time to time with the Securities and Exchange Commission.

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfer;

•	unexpected developments in pending litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this prospectus to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form F-3 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. Reference in this prospectus to any of our contract or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and under such act, we file reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the following SEC locations:

Public Reference Room

450 Fifth Street

Room 1024

N.W., Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 10234, N.W., Washington, D.C. 20549, at prescribed rates. You may also request a copy of those filings, at no cost, by writing to Maria Cecilia Poch at our office at Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina or calling +54 (11) 4323-7449. Our website is www.cresud.com.ar.

ANNEX A — CERTAIN INFORMATION RELATING TO BOLIVIA, BRAZIL, PARAGUAY AND URUGUAY

Bolivia

Bolivia is situated in the center of South America and has a population of approximately 9 million inhabitants. According to International Monetary Fund estimates for the year 2006, Bolivia’s GDP was approximately US$10.8 billion and its GDP per capita was approximately US$1,125.

In the year 2006, its economic conditions were stable primarily as a result of a favorable external environment. According to data compiled by the International Monetary Fund, Bolivia’s GDP grew for the years 2003, 2004, 2005 and 2006 at 2.9%, 3.9%, 4.1% and 4.5%, respectively.

The agriculture sector and its impact on the economy. Bolivia’s agricultural and livestock sector plays a leading role in its national economy and is the second most important component of GDP having an annual average estimated growth rate of approximately 3.2% for the period 1980 to 2005 according to the Instituto Nacional de Estadística (INE). In 2006, agriculture and livestock experienced growth of approximately 4.2% according to INE.

Land market. The trend shown in land distribution in recent years has been, on one hand, extreme parceling at the rural level in the Altiplano and valley regions, resulting from difficult access and demographical pressures and on the other hand increasing intensive livestock farming in the lowlands, as well as an expansionary process consisting in the occupation of land allotted to crops with higher relative advantages in the markets in the lowlands, particularly in Santa Cruz. The latter process has contributed to concentrations of ownership in that area.

In Bolivia, land usage must comply with the so-called Social Economic Function (FES, in Spanish) which consists in the sustainable use of the soil for the performance of production activities such as agriculture and livestock, forestry, preservation and protection of biodiversity, ecotourism and research. This applies both to areas currently being utilized (surfaces that are currently being farmed and exploited) and areas that are currently in the resting stage (surface areas covered by rotation cycles that have already been used and are now waiting to be tilled in subsequent periods).

The productive areas of the country are clearly distinct because of the rainfall in the various regions, with the areas that present the lowest rainfalls or higher risk being applied to livestock whereas the regions with more abundant rainfalls being used for agriculture. There are multiple factors that have an impact on productivity, both in agriculture and in livestock and that exert influence on the value of the land, such as erosion (which affects approximately 25% of the national territory), low fertility, climatic phenomena, the small size of farms in some areas, highly concentrated land ownership and the resulting inadequate access to the land. The highest prices are in the Santa Cruz area, Bolivia’s most developed agricultural region. Lands that are more remote and have no infrastructure have lower values.

Crops. The Economic Plan of the Bolivian Government of 1952 provided for the diversification of Bolivian production, which as of that time had been focused primarily on mining activities, and encouraged the construction of roads as well as internal and external migrations. Thus, the agricultural frontier expanded to include mainly sugar cane, rice and corn as well as traditional products of small farmers located in what is currently known as the integrated region, to the North of the city of Santa Cruz and introducing soybean in the department.

Additionally, the influence of the Lowland Development Project (Lowlands Project) funded by the World Bank in the mid-1980s and implemented in the period 1990 to 1996 was a determining factor in the expansion of the crop because it allocated resources to create a new agricultural region located to the east of Río Grande, in the eastern lowlands of the Santa Cruz department, an area called “Expansion Zone” where extensive agricultural and livestock activities started to be carried out, primarily soybeans. In the period 1990 to 2000, Bolivia’s agricultural surface area grew significantly and experienced the highest rate of growth in the Eastern Lowlands.

Bolivia’s main crops are soybean, sunflower, corn and sorghum. The following table shows data on the behavior of outputs and yields for the latest five seasons in the Santa Cruz area which produces substantially all of Bolivia’s crops.

Crop	Season
	2001-2002	2002-2003	2003-2004	2004-2005(1)	2005-2006(1)
Soybean
Hectares	639,200	715,100	862,600	930,500	928,000
Tons	1,201,500	1,704,147	1,573,180	1,622,300	1,676,360
Yield (tn/ha)	1.88	2.38	1.82	1.74	1.81

Sunflower
Hectares	133,500	83,000	89,000	99,350	162,000
Tons	78,000	92,000	72,980	120,214	187,920
Yield (tn/ha)	0.58	1.11	0.82	1,21	1.16

Corn
Hectares	126,500	111,500	128,000	152,000	158,500
Tons	412,980	400,220	351,400	588,500	687,385
Yield (tn/ha)	3.26	3.59	2.75	3.87	4.34

Sorghum
Hectares	52,500	67,500	60,000	91,000	104,000
Tons	105,845	162,540	173,050	276,580	351,500
Yield (tn/ha)	2.02	2.41	2.88	3.04	3.38

Source: ANAPO – Technical Department – Prepared by CAO-SIPREM

(1)	Preliminary figures

Livestock. Livestock is also a significant sector in Bolivia. According to INE, the industry currently represents approximately 6% of the country’s GDP. Livestock production systems are highly correlated to the physiographic, climatic, social and cultural conditions and to the population’s purchasing power. As a result, the production systems, located in four macro-regions are highly variable and each has specific characteristics. The most prevalent are the pastoral farming systems.

The Potential of the Agricultural and Livestock industries in Bolivia. We see an investment opportunity in Bolivia for several reasons. Firstly, we believe that Bolivia enjoys preferential access to certain markets. For example, the EU’s Generalised System of Preferences (GSP), the Andean Trade Preference and Drug Enforcement Act (ATPDEA) of the US, and agreements with Japan and with certain other countries afford Bolivia preferential tariff treatment in these markets.

Additionally, we believe that land values are competitive when compared to those in the neighboring countries with similar productive features and they offer attractive appreciation potential with the introduction of technology. In terms of productivity, given the climatic conditions, there is the possibility of double crops, which in our opinion is a comparative advantage.

We are currently interested in possibly entering Bolivia’s agricultural and livestock market to take advantage of the potential shown by certain areas that are still being developed and the potential of other areas that, although more developed and subject to the introduction of technology, we believe would permit an increase in productivity. We intend to focus primarily on evaluating agricultural production taking advantage of double crops and the potential for development shown by crops such as soybean both in the nucleus areas and in those being developed. We also intend to evaluate opportunities to carry out livestock activities. Nevertheless, we may invest in other activities that we consider consistent with our business.

Brazil

The largest country in South America, Brazil stretches over almost half of its surface area and ranks fifth amongst the largest countries in the world. This republic shares frontiers with all the South American countries except only for Chile and Ecuador.

Brazil is one of the members of the so-called BRIC group, together with Russia, India and China. It has been forecasted that China and India may become the largest suppliers of manufactured goods and services whereas Brazil and Russia may become the largest producers of raw materials.

In terms of GDP and according to the estimates prepared by the International Monetary Fund for the year 2006, Brazil ranks tenth at the global level and first at the Latin American level, with US$1,068 billion. In turn, the Brazilian economy closed the year 2006 with an expansion rate of 3.7%. As regards GDP per capita, it stands at US$ 5,717, which marks a 9.4% increase compared to 2005.

In May 2007, Fitch Ratings upgraded Brazil’s sovereign rating from BB to BB+ as a result of an improvement in the country’s external balance supported by the macroeconomic policies and the rise in savings. Whilst the accumulation of international reserves in part reflects potentially volatile revenues attracted by the high interest rates offered, it is underpinned by continuous trade and direct foreign investments. Additionally, it provides security against the possibility of less favorable economic and financial contexts, though at a cost as there are significant differences in the interest rates for assets denominated in Reais and those denominated in US Dollars.

The agriculture and livestock sector and its impact on the economy. According to the Ministério da Agricultura, Pecuária e Abastecimento (MAPA), Brazil’s agribusiness, taken as a whole, (i.e., considering the whole chain of supply of agricultural and livestock products) represented in 2006 approximately 27% of GDP and was a source of jobs for approximately 18 million workers. Additionally, in the period 1996 – 2006, the Brazilian agribusiness exports grew substantially, evidencing the success of the diversification strategy applied to markets and products as the main growth driver in Brazil’s agribusiness sector which ships more than 50% of its exports to emerging countries.

Furthermore, we believe that the long-standing barrier represented by infrastructure limitations may be improved over time upon completion of the major works outlined by the Plan for the Acceleration of Growth (PAC). The PAC currently contemplates investments of approximately US$234,400 million for the period 2007-2010 and is designed to stimulate the meager growth posted by the country.

The following chart shows the estimated share of Brazil’s agribusiness in its overall GDP.

Land market. Land prices are not the same throughout the country, with the differences being due to the degree of development of the land based on the level of investments made in the land and the number of years during which the land has been applied to production. Additionally, soil in Brazil has fertility issues which requires fertilizers and liming and this impacts the value of land, particularly when compared to the value of land in other countries with similar production characteristics.

We believe that prices per hectare in the South and South East regions are the highest, whereas prices in the North and North East regions are the lowest. This is due to the characteristics inherent in each region, such as the degree of urbanization, closeness to consumer markets, available infrastructure, level of economic development and availability of land. Given that, as mentioned above, the value of land is highly influenced by the level of infrastructure in the area in which the land is located, it is our understanding that land prices in the areas that are farther away from the centers of consumption and export ports are likely to show an upward trend as the projects for improvement in the infrastructure systems as announced are consummated.

Crops. Brazil is the largest producer of coffee and sugar in the world, with approximately 32% and 19% of the world’s output as reported by USDA for the season 2005/06. According to USDA, Brazil is also the second largest world producer of soybean in the world, with approximately 25% of the world’s output, after the US. In addition, we believe that Brazil has the potential to become a leading world producer of soybean, cattle beef, poultry meat and tobacco.

In the 1970s, the excess capacity available in the sugar industry propelled the creation of the National Alcohol Program in Brazil. Brazilian sugar cane is being applied to the extraction of ethanol, as a ton of sugar has an energy potential equal to 1.2 oil barrels. At present, Brazil’s is the largest biofuel market in the world, as it produces ethanol based on sugar cane. The second largest ethanol market in the world is the USA where the largest part of ethanol production is based on corn. The size of both markets (Brazilian and American) is almost the same, however, whereas in the US ethanol represents only 3% of the gasoline-ethanol market, in Brazil it represents approximately 40%.

Presently the sales of “flex fuel” automobiles, which use gasoline and ethanol indistinctly, are growing fast. In fact, most of the new cars being sold in Brazil are flex fuel. Given that alcohol is a renewable fuel and less polluting, it is an interesting product to reduce the emissions that contribute to the greenhouse effect.

The following tables show relevant information on the main agricultural and livestock products produced in Brazil:

	Planted area (1,000 ha)		Production (1,000 tons)
	05/06	06/07 h/Apr-07	05/06	06/07 h/Apr-07
Soybean	22,229	20,686	53,414	57,960
Corn	12,964	13,606	42,515	51,051
Beans	4,224	4,276	3,471	3,588
Rice	2,996	2,977	11,579	11,203
Wheat	2,362	1,758	4,873	2,234
Cotton	856	1,065	1,686	2,240
Sorghum	732	693	1,543	1,540
Others	963	914	1,694	1,287

Total	47,326	45,976	120,775	131,103

Source: USDA

	Exports (%)				Production (%)
Product	2004	2005	2006	Ranking	Product	2004	2005	2006	Ranking
Crops					Crops
Sugar	32.5	37.7	34.7	1º	Sugar	18.5	20.0	18.7	1º
Coffee	27.4	30.6	28.1	1º	Coffee	30.5	36.1	32.0	1º
Orange Juice	83.7	80.4	81.9	2º	Orange Juice	54.6	57.5	59.7	1º
Soybean	35.5	31.2	40.2	2º	Soybean	27.3	24.5	25.2	2º
Soy flour	32.7	30.6	25.2	2º	Soy flour	17.4	16.3	15.1	4º
Soybean Oil	31.5	26.2	22.0	2º	Soybean Oil	18.7	17.4	15.7	4º
Cotton	2.9	4.5	4.4	5º	Cotton	6.7	4.9	5.9	4º
Corn	7.3	1.9	3.0	5º	Corn	6.3	4.9	4.1	5º
Rice	0.1	0.9	0.9	17º	Rice	2.2	2.3	1.9	9º

Source: USDA

Livestock. The production and exports of cattle, pork and poultry have significantly risen in recent years. According to the Confederação da Agricultura e Pecuária do Brasil (CNA), in 2006 the country’s beef production amounted to approximately 8.9 million tons, with approximately 44 million of head being slaughtered. According to USDA, at present Brazil currently leads the ranking of the world’s beef exporters.

The potential of the Agricultural and Livestock industries in Brazil. We believe that Brazil is one of the most competitive countries in terms of crop production, forestry products, sugar and cattle. In our opinion, this is a reflection of the availability of major surfaces of land at attractive prices when compared to other countries, and of weather conditions favorable for agriculture and livestock activities. Besides, there is an Infrastructure Plan currently underway, with a track record of attainment of the plan goals which we believe is likely to improve logistics to the ports.

As regards production, we believe that the introduction of new technologies is likely to result in an improvement in Brazil’s competitiveness in the medium term. Also, Brazil is currently a leading country in the production of biofuel and it is important to consider Brazil to be a country fit for meeting the world’s biofuel needs as it has the know-how and natural resources required.

We believe Brazil is a country with substantial growth potential. We currently intend to evaluate further investments focusing primarily on activities involving soybeans, corn, cotton and sugar cane, and perhaps forestry activities. We also intend to continue seeking to acquire land with appreciation potential. Nevertheless, we may invest in other activities that we consider consistent with our business.

Paraguay

The Republic of Paraguay is situated at the heart of the South American continent. As of July 2006, its population was estimated at approximately 6.5 million inhabitants. To the south it borders with Argentina, to the east, with Brazil and to the north with Bolivia.

According to IMF estimates, for 2006, Paraguay’s GDP was approximately US$8.8 billion and its GDP per capita was approximately US$ 1,483. Production activities in Paraguay in the year 2006, measured by GDP at constant prices, exceeded by 4% the activities for 2005. According to data compiled by the International Monetary Fund, Paraguay’s economy grew at the rate of 3.8% in 2003; 4.1% in 2004; 2.9% in 2005 and 4.0% in 2006.

The agriculture and livestock sector and its impact on the economy. According to Ministerio de Agricultura y Ganadería (MAG), Paraguay’s agricultural, livestock and forestry sectors have a 25.7% share in the country’s total GDP (2005), broken down by sectors as follows: Agriculture 17.2%; Livestock 6.5%; Forestry activities 1.9%; Hunting and fishing 0.1%. In addition, it generates approximately 90% of exports, with 57.6% of said volumes made up by the main agricultural and livestock commodities (33.5% is soybean). Jobs in the agricultural and livestock sector represent approximately 35% of total employment.

Land market. The value of land in Paraguay shows major variations throughout the territory basically due to climatic factors, such as temperature and rainfall, as well as to the development status of the land determined by the technologies used in production and the number of years under cultivation with good techniques. There are areas affected by acidity problems that have to be corrected through the use of fertilizers and liming, which circumstance has an impact on the value of the land.

Crops. We believe that Paraguay is a country with a potential for agricultural production that exceeds current outputs. We believe it has potential to produce up to 5.5 million tons of soybean, 1 million tons of corn, 150,000 tons of sunflower, 100,000 tons of canola and from 800,000 to 1 million tons of wheat and in each case a substantial portion of such production could be exported.

According to the Paraguayan Chamber of Exporters of Grains and Oilseed (CAPECO), based on data compiled by the USDA, during the 2004-2005 season Paraguay was the sixth largest producer of soybeans in terms of global production with an output of 3.80 million tons, equivalent to approximately 2% of the world output of soybean. Also in that season, it was the fourth exporter of soybean, with approximately 2.10 million tons.

The following chart shows the behavior throughout the last 5 seasons of the areas assigned to production, the output in tons and the yields of the main crops:

Crop	Season
	2001-2002	2002-2003	2003-2004	2004-2005	2005-2006
Soybean
Hectares	1,282,855	1,474,148	1,550,000	1,936,600	2,000,000
Tons	3,554,128	4,204,866	3,167,193	3,911,415	4,040,828
Yield (kg/ha)	2,770	2,852	2,043	2,020	2,020

Wheat
Hectares	245,410	310,931	325,000	365,000	395,000
Tons	359,236	362,824	715,000	630,000	634,000
Yield (kg/ha)	1,464	1,167	2,200	1,726	1,605

Corn
Hectares	369,960	442,600	440,000	400,000	410,000
Tons	867,270	881,848	1,120,000	830,000	1,100,000
Yield (kg/ha)	2,344	1,992	2,545	2,075	2,683
Source: Ministerio de Agricultura y Ganadería; Oficina Consultativa y de Investigación Técnica (OCIT)/P,T & Asoc

Soybean is traded on the basis of the Chicago Stock Exchange; for corn, the benchmark market is Paranagua (Brazil), for wheat, it is Santa Catarina (Brazil), and for sunflower, the market is Rosario (Argentina).

Livestock. Paraguay’s main cattle activities focus on the production of cattle beef, traditionally engaged in by the small and medium sized farmers and requiring large areas of grazing pastures.

It is also worth noting that the World Organisation for Animal Health considers now Paraguay to be free of foot and mouth disease after having eradicated the outbreaks that occurred in October 2002 and in July 2003. According to the Ministerio de Agricultura y Ganadería estimations Paraguayan exports increased approximately 164%, 70% and 60% during the years 2004, 2005 and 2006, respectively because of this.

The potential of the Agricultural and Livestock industries in Paraguay. We believe that agricultural and ecological conditions in Paraguay are favorable to livestock activities, and there is also the possibility of acquiring extensive parcels of land suitable for agricultural and/or livestock projects at attractive prices compared to certain other countries with similar production levels. Paraguay affords the possibility of dual crops, which we consider an interesting comparative advantage.

We are currently considering investing in the Paraguayan agricultural and livestock market mainly because of the appreciation potential of its land. We are interested in carrying out agricultural and livestock activities in some of the areas currently in production, such as the nucleus area as well as in the developing areas which afford the possibility of transforming livestock land into agricultural land. Nevertheless, we may invest in other activities that we consider consistent with our business strategy.

Uruguay

Uruguay is one of the countries located in the temperate areas of Southeastern South America with a population of approximately 3.2 million inhabitants. According to IMF estimates, in 2006, Uruguay’s GDP was approximately US$19.2 billion, and its GDP per capita was approximately US$6,007.

According to data compiled by Uruguay’s National Statistics Institute, Uruguay’s GDP grew at the rate of 2.2%, 11.8%, 6.6% and 7.0% in 2003, 2004, 2005 and 2006, respectively. In July 2006, Fitch Ratings upgraded Uruguay’s long-term rating from B+ to BB (-) which reflected reduced need for financing and an improvement in the dynamics of the country’s sovereign debt caused by economic growth and conservative fiscal policies.

The agriculture and livestock sector and its impact on the economy. Agriculture has been a principal source of growth for Uruguay. The agricultural and industrial agriculture sectors represent approximately 23% of the Uruguayan GDP, and more than half of the agricultural output is exported. The devaluation of the Uruguayan Peso in 2002 contributed to an increase in the country’s competitiveness in the world markets.

The Uruguayan Government currently encourages foreign investment through a legal framework with the following salient features: absence of restrictions upon incoming and/or outgoing capitals, freedom in the monetary market (deals may be closed in any currency), equal treatment to national and foreign investors and freedom of access to the capital markets. Exchange rates are determined on the basis of supply and demand, ultimately following the trends in institutional markets.

Land market. Over the past three decades, real estate prices in current US Dollars in Uruguay have shown an upwards trend though subject to major variations in certain periods.

We believe that the prices of land in Uruguay have generally matched those prevailing in countries with similar characteristics as a result of several factors, amongst which the increase in the price of commodities is to be emphasized but including also the major technological breakthroughs applied to production which led to a dramatic productivity increase and improved land usage. The main reasons for this structural change have been the increase in direct foreign investment, an abundant supply of capitals and the good momentum in general shown by the world economy. Furthermore, a change has been perceived in the equation underlying the formation of land prices: the incidence of agricultural and forest production has now risen to the detriment of cattle beef production basically because outputs have grown more in the agricultural and forestry sectors than in cattle beef. The factors determining the value of land are location and adequacy for the agricultural and livestock operations intended.

Crops. Uruguayan agriculture is fit for both winter crops (such as wheat and barley) and summer crops (such as soybean, corn, sunflower, rice and sugar cane).

Wheat is one of the crops that best adapts to Uruguayan weather. It is mostly applied to domestic use and it is processed by the local milling industry based in the areas close to the city of Montevideo.

Soybean, in turn, has been the crop with the highest growth rate, both as regards planted surface area and as regards output levels as soybean’s great adaptability has allowed this crop to penetrate different regions. Starting in 2001 soybean crops widespread and as of the date of this report, this process has not stopped and it is today the summer crop with the most extensive planted area and soybean outputs are second only to rice.

It is to be noted that the gap between the yields obtained from the first planting season and those obtained from the second planting season is relatively low and therefore, double crops (winter + summer) delivers better yields when compared to those obtained from the first planting season.

The following chart contains information about the main crops:

Crop	Season
	2002-2003	2003-2004	2004-2005	2005-2006
Soybean
Thousand hectares	78.9	247.1	278.0	309.1
Thousand tons	183.0	377.0	478.0	631.9
Yield (kg/ha)	2,318	1,526	1,720	2,044

Rice
Thousand hectares	153.4	186.5	184.0	177.3
Thousand tons	906.0	1,262.6	1,214.5	1,292.0
Yield (kg/ha)	5,905	6,771	6,600	7,290

Wheat
Thousand hectares	137.1	117.7	179.3	153.5
Thousand tons	205.8	326.0	532.6	454.1
Yield (kg/ha)	1,501	2,769	2,970	2,958

Barley
Thousand hectares	102.8	117.7	136.6	78.1
Thousand tons	176.9	323.7	406.5	242.3
Yield (kg/ha)	1,721	2,750	2,976	3,103

Sunflower
Thousand hectares	176.0	110.6	118.0	58.8
Thousand tons	234.0	177.0	150.5	80.6
Yield (kg/ha)	1,329	1,600	1,276	1,371

Corn
Thousand hectares	38.9	44.9	60.6	49.0
Thousand tons	178.5	223.0	251.0	205.0
Yield (kg/ha)	4,585	4,966	4,141	4,184

Source: Ministerio de Ganadería, Agricultura y Pesca – DIEA estadísticas agropecuarias and Oficina de Programación y Política Agropecuaria

Livestock. Cattle is a major sector in Uruguay’s agricultural and livestock industries. Approximately 90% of the country’s surface area (14.5 million hectares) is used for livestock purposes, and cattle-related activities are believed to represent more than half of the gross product of Uruguay’s agricultural and livestock sector.

For purposes of analyzing the cattle sector, the country may be subdivided into two major regions: on one hand, there is a cattle area that spans approximately 12 million hectares of natural grazing prairies, and on the other hand there is another area, spanning approximately 3.4 million hectares much of which is dedicated to both agricultural and livestock activities.

It is also worth noting that Uruguay gained the status of a country free of foot and mouth disease according to the OIE, the World Organisation for Animal Health after having eradicated the outbreak that occurred in early 2001. Having gained such status, Uruguay may now export to a number of countries to which it was previously unable to export According to the Instituto Nacional de Carnes, the main destinations during the 2006/7 season were the NAFTA countries which acquired 64.5% of Uruguay’s exports and then the EU which acquired approximately 12.6% of the country’s exports.

Milk. Starting in the mid-1970s, in the context of an economic policy geared to promote exports, the milk industry experienced a series of changes. As a measure of the size of these changes, the annual output of milk saw a twofold increase from 723 million liters in 1975 to 1,440 million in 2006, and we are optimistic that the outlook for milk output for 2007 is positive.

The increase in the output of milk has entailed increased availability of raw materials in the domestic market for the agribusiness which not only contributed to the enhancement of the domestic market but also gave a boost to exports, whose values climbed from US$ 2.7 million in 1975 to US$ 265 million as estimated for 2006. It is to be noted that according to the Dirección General de Servicios Ganaderos, Uruguay exports approximately 60% of its milk output and ranks first in terms of annual milk production per inhabitant in the Americas, with more than 400 liters per year.

In turn, the price of milk for producers shows an upward trend in the face of the expectations of high prices in the international markets and the interest shown by the industry in encouraging primary production given a scenario of firm external demand.

The potential of the Agricultural and Livestock industries in Uruguay. Although the value of land in the areas that are traditionally agricultural is generally comparable to the market prices prevailing in other countries with similar characteristics, we believe that opportunities to capture value in the less developed areas through the introduction of technological breakthroughs can still be found.

Another advantage that we perceive in Uruguay is that its export market is still being consolidated, and the marketing alternatives are improving because certain international players are investing in the country which we believe may ultimately enhance product prices and profitability in the future.

We are interested in possible future activities in Uruguay mainly in the milk sector seeking to reach higher productivity levels and further cost reductions through the introduction of new technologies. Nevertheless, we may invest in other activities that we consider consistent with our business strategy.

I NDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

IRSA Inversiones y Representaciones Sociedad Anónima

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Andrés Suarez

Buenos Aires, Argentina

August 31, 2007

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2007		2006
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 18.g))	Ps.	46,930,644	Ps.	25,997,361
Investments (Notes 4.b), 7, 18.c) and 18.g))		39,841,438		6,223,788
Trade accounts receivable, net (Notes 4.c), 7 and 18.g))		37,930,596		11,084,617
Other receivables (Notes 4.d), 7 and 18.g))		39,611,870		22,744,963
Inventories (Note 4.e))		52,460,289		28,932,135

		216,774,837		94,982,864

Non-Current Assets
Other receivables (Notes 4.d) 7 and 18.g))		43,236,560		36,005,292
Inventories (Note 4.e))		68,345,438		62,712,423
Investments (Notes 4.b), 7 and 18.g))		541,328,760		505,423,985
Property and equipment, net (Note 18.a))		245,919,561		224,775,512
Intangible assets, net (Note 18.b))		23,581,646		23,581,646

Subtotal		922,411,965		852,498,858

Negative goodwill, net		(67,306,386)		(76,825,838)

Total Assets	Ps.	1,071,880,416	Ps.	870,655,884

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 18.g))	Ps.	30,935,851	Ps.	26,438,528
Short-term debt (Notes 4.g), 7 and 18.g))		122,749,734		66,421,573
Salaries and social security payable (Notes 4.h) and 7)		4,219,120		2,293,130
Taxes payable (Notes 4.i) and 7)		6,699,044		3,313,836
Other liabilities (Notes 4.j) and 7)		3,087,957		3,442,024

		167,691,706		101,909,091

Non-Current Liabilities
Trade accounts payable (Notes 4.f), 7 and 18.g))		246,231		835,292
Long-term debt (Notes 4.g), 7 and 18.g))		24,744,000		98,096,955
Taxes payable (Notes 4.i) and 7)		51,312,237		42,770,882
Other liabilities (Note 4.j) and 7)		347,549		434,309
Provision for lawsuits and contingencies (Notes 7 and 18.d))		1,747,606		183,893

		78,397,623		142,321,331

Total Liabilities		246,089,329		244,230,422

Minority interest		836,872		559,871

SHAREHOLDERS’ EQUITY		824,954,215		625,865,591

Total Liabilities and Shareholders’ Equity	Ps.	1,071,880,416	Ps.	870,655,884

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Production income (see Note 18. f))
Crops	Ps.	72,426,012	Ps.	37,005,907	Ps.	44,052,970
Beef cattle		19,462,410		20,452,655		19,993,923
Milk		10,911,397		7,892,462		3,463,144

Total production		102,799,819		65,351,024		67,510,037

Cost of production	Ps.		Ps.		Ps.
Crops		(52,401,684)		(35,799,706)		(34,463,844)
Beef cattle		(15,050,438)		(18,780,372)		(17,012,337)
Milk		(8,476,391)		(5,845,360)		(2,094,975)

Total cost of production (Note 18.f))		(75,928,513)		(60,425,438)		(53,571,156)

Gross income from production		26,871,306		4,925,586		13,938,881

Sales
Crops	Ps.	53,401,376	Ps.	61,659,566	Ps.	30,893,216
Beef cattle		31,966,582		33,713,479		36,826,885
Milk		9,730,929		7,892,462		3,463,144
Feed lot		3,102,229		2,721,377		2,129,838
Others		12,116,372		6,353,777		4,859,931

Total sales		110,317,488		112,340,661		78,173,014

Cost of sales	Ps.		Ps.		Ps.
Crops		(50,434,966)		(53,286,035)		(30,460,110)
Beef cattle		(30,272,710)		(32,993,523)		(35,810,780)
Milk		(9,730,929)		(7,892,462)		(3,463,144)
Feed lot		(2,823,865)		(2,318,102)		(1,855,278)
Others		(5,870,058)		(2,093,332)		(1,546,204)

Total cost of sales (Note 18.e))		(99,132,528)		(98,583,454)		(73,135,516)

Gross income from sales		11,184,960		13,757,207		5,037,498

Gross profit		38,056,266		18,682,793		18,976,379

Selling expenses (Note 18.h))		(9,971,891)		(10,151,452)		(6,599,566)
Administrative expenses (Note 18.h))		(16,628,088)		(11,560,307)		(7,271,279)
Net gain on the sale of farms		22,255,710		9,897,186		19,987,989
Unrealized gain on inventories – Beef cattle		5,102,943		2,847,711		11,620,779
Unrealized gain on inventories – Crops		(805,910)		1,391,209		(456,710)

Operating income		38,009,030		11,107,140		36,257,592

Financial results, net: (Note 4.k))
Financial results generated by assets		2,882,976		33,859,684		72,275,349
Financial results generated by liabilities		(13,340,970)		(21,485,726)		(8,523,963)

Total financial results, net		(10,457,994)		12,373,958		63,751,386

Gain on equity investees		40,198,825		22,140,997		28,087,632

Other expense, net:
Gain on the sale of fixed assets		7,542		116,650		45,398
Donations		—		(1,600,000)		(1,900,000)
Shareholders personal assets tax and others		(4,258,342)		(1,884,244)		(3,210,784)

Total other expense, net		(4,250,800)		(3,367,594)		(5,065,386)

Management fee		(5,484,697)		(3,836,470)		(8,533,213)

Income before income tax and minority interest		58,014,364		38,418,031		114,498,011

Income tax expense (Note 12)		(8,375,095)		(5,431,831)		(37,787,594)
Minority interest		(277,000)		(102,924)		88,501

Net income for the year	Ps.	49,362,269	Ps.	32,883,276	Ps.	76,798,918

Earnings per share (Notes 3.t) and 13):
Basic net income per common share	Ps.	0.20	Ps.	0.19	Ps.	0.49
Diluted net income per common share		0.16		0.13		0.25

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 5)		Treasuy stock		Inflation adjustment of common stock and treasury stock		Paid-in- capital		Total		Legal reserve		Reserve for new developments		Retained earnings		Translation differences		Total
Balances as of June 30, 2004	Ps.	150,532,819	Ps.	240,000	Ps.	166,218,124	Ps.	106,323,100	Ps.	423,314,043	Ps.	6,087,440	Ps.	—	Ps.	35,766,713	Ps.	—	Ps.	465,168,196
Exercise of stock options		240,000		(240,000)		—		—		—		—		—		240,000		—		240,000
Conversion of notes into common stock		5,918,871		—		—		2,938,140		8,857,011		—		—		—		—		8,857,011
Exercise of warrants		6,092,889		—		—		4,826,490		10,919,379		—		—		—		—		10,919,379
Appropriation of profits resolved by Shareholders´ Meeting held on October 22, 2004
- Legal reserve		—		—		—		—		—		1,605,151		—		(1,605,151)		—		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		—		(3,000,000)		—		(3,000,000)
Changes of interest in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		—		(35,912,534)		(35,912,534)		—		—		—		—		(35,912,534)
Net income for the year		—		—		—		—		—		—		—		76,798,918		—		76,798,918

Balances as of June 30, 2005	Ps.	162,784,579	Ps.	—	Ps.	166,218,124	Ps.	78,175,196	Ps.	407,177,899	Ps.	7,692,591	Ps.	—	Ps.	108,200,480	Ps.	—	Ps.	523,070,970
Conversion of notes into common stock		29,151,389		—		—		15,957,556		45,108,945		—		—		—		—		45,108,945
Exercise of warrants		28,668,581		—		—		24,918,614		53,587,195		—		—		—		—		53,587,195
Appropriation of profits resolved by Shareholders´ Meeting held on November 29, 2005
- Legal reserve		—		—		—		—		—		3,839,946		—		(3,839,946)		—		—
- Cash dividends (Ps. 0.06 per share)		—		—		—		—		—		—		—		(10,000,000)		—		(10,000,000)
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		—		(12,134,376)		(12,134,376)		—		—		—		—		(12,134,376)
Translation differences																		(6,650,419)		(6,650,419)
Net income for the year		—		—		—		—		—		—		—		32,883,276				32,883,276

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	—	Ps.	166,218,124	Ps.	106,916,990	Ps.	493,739,663	Ps.	11,532,537	Ps.	—	Ps.	127,243,810	Ps.	(6,650,419)	Ps.	625,865,591
Conversion of notes into common stock		44,352,015		—		—		25,307,891		69,659,906		—		—		—		—		69,659,906
Exercise of warrants		44,619,656		—		—		39,555,902		84,175,558		—		—		—		—		84,175,558
Appropriation of profits resolved by Shareholders´ Meeting held on October 31, 2006
- Legal reserve		—		—		—		—		—		1,644,164		—		(1,644,164)		—		—
- Cash dividends (Ps. 0.02 per share)		—		—		—		—		—		—		—		(5,500,000)		—		(5,500,000)
- Reserve for new developments		—		—		—		—		—		—		120,099,646		(120,099,646)		—		—
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions (Note 5)		—		—		—		(6,857,758)		(6,857,758)		—		—		—		—		(6,857,758)
Translation differences																		8,248,649		8,248,649
Net income for the year		—		—		—		—		—		—		—		49,362,269		—		49,362,269

Balances as of June 30, 2007	Ps.	309,576,220	Ps.	—	Ps.	166,218,124	Ps.	164,923,025	Ps.	640,717,369	Ps.	13,176,701	Ps.	120,099,646	Ps.	49,362,269	Ps.	1,598,230	Ps.	824,954,215

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Cash flows from operating activities:
Net income for the year	Ps.	49,362,269	Ps.	32,883,276	Ps.	76,798,918
Adjustments to reconcile net income to net cash flows operating activities:
Income tax expense		8,375,095		5,431,831		37,787,594
Depreciation		4,459,067		5,112,088		4,169,139
Minority interest		277,000		102,924		(88,501)
Gain on equity investees		(40,198,825)		(22,140,997)		(28,087,632)
Unrealized gain on inventories		(4,371,596)		(4,238,920)		(11,622,122)
Net gain on the sale of farms		(22,255,710)		(9,897,186)		(19,987,989)
Gain on the sale of fixed assets		(7,542)		(116,650)		(45,398)
Accrued for management fees		2,817,997		3,073,950		8,239,263
Accrued expenses and allowance for doubtful accounts		9,053,039		10,940,250		14,743,900
Financial results		(2,363,592)		(6,663,008)		(9,594,906)
Gain from sale of non-current investments		—		(14,872,000)		(68,754,172)
Changes in operating assets and liabilities:
Decrease in current investments		6,162,768		7,262,688		4,101,258
Increase in trade accounts receivable		(28,541,205)		(1,339,921)		(4,452,087)
Increase in other receivables		(24,206,407)		(27,029,018)		(2,805,944)
(Increase) decrease in inventory		(28,274,045)		11,331,834		(8,820,992)
(Decrease) increase in trade accounts payable		(2,873,413)		(4,833,940)		2,537,610
Increase (decrease) in salaries and social security payable and taxes payable		5,581,373		(18,293,933)		(6,445,800)
Increase in interest payable		12,699,048		10,292,047		11,010,444
Dividends collected		1,352,941		1,108,923		1,653,096
Increase in non-current investments		(89,987)		—		—
(Decrease) increase in other liabilities		(3,099,069)		415,721		(10,436,614)

Net cash used in operating activities		(56,140,794)		(21,470,041)		(10,100,935)

Cash flows from investing activities:
Net proceeds from the sale of farms and other property and equipment		25,335,741		5,634,000		28,456,272
Collection of receivables from the sale of farms		3,850,808		5,736,964		1,127,138
Acquisition of farms and other property and equipment		(29,326,622)		(55,770,620)		(25,959,614)
Decrease in convertible notes		—		—		93,528,147
Payment for subsidiary acquired, net of cash acquired		—		(1,857,985)		—
Increase in interest in related companies		(726,804)		(64,608,293)		(34,417,910)

Net cash (used in) provided by investing activities		(866,877)		(110,865,934)		62,734,033

Cash flows from financing activities:
Contributions received by subsidiaries from minority shareholders		—		180,000		900,000
Exercise of warrants		84,175,558		53,587,195		10,919,379
Cash dividends paid		(5,500,000)		(10,000,000)		(3,000,000)
Proceeds from the exercise of stock options and subscription of treasury shares		—		—		240,000
Proceeds from short-term and long-term debt		84,508,257		83,957,134		44,356,365
Payments of short-term debt		(45,139,498)		(18,959,790)		(51,724,287)
Payment of seller financing		(2,230,560)		(16,514,000)		—

Net cash provided by financing activities		115,813,757		92,250,539		1,691,457

Net increase (decrease) in cash and cash equivalents		58,806,086		(40,085,436)		54,324,555
Cash and cash equivalents as of the beginning of the year		27,377,050		67,462,486		13,137,931

Cash and cash equivalents as of year-end	Ps.	86,183,136	Ps.	27,377,050	Ps.	67,462,486

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005—(continued)

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	9,200,569	Ps.	10,336,890	Ps.	4,679,210
Income tax	Ps.	1,738,045	Ps.	33,317,971	Ps.	980,679
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	1,460,459	Ps.	779,347	Ps.	1,108,210
Conversion of notes into common shares	Ps.	69,659,906	Ps.	45,108,945	Ps.	8,857,011
Seller financing for acquisition of farms	Ps.	3,714,000	Ps.	7,160,617	Ps.	—
Application of down payments received for the sale of farms	Ps.	—	Ps.	(2,055,200)	Ps.	—
Increase in interest in IRSA by a decrease in non-current investments (conversion of IRSA convertible notes)	Ps.	—	Ps.	66,338,239	Ps.	—
Acquisition of subsidiary company through a decrease in non-current investments	Ps.	—	Ps.	21,723,661	Ps.	—
Increase in receivables from the sale of farms	Ps.	3,646,002	Ps.	8,572,080	Ps.	8,004,677
Acquisition of subsidiary company:
Fair value of concession rights	Ps.	—	Ps.	23,581,646	Ps.	—
Fair value of other non-cash assets acquired	Ps.	—	Ps.	5,922,781	Ps.	—
Fair value of non-cash liabilities assumed	Ps.	—	Ps.	(317,165)	Ps.	—
Net assets acquired	Ps.	—	Ps.	29,187,262	Ps.	—
Total purchase price	Ps.	—	Ps.	29,187,262	Ps.	—
Surrender of IRSA’s convertible notes	Ps.	—	Ps.	27,329,277	Ps.	—
Purchase price paid in cash	Ps.	—	Ps.	1,857,985	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Description of business

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company’s business operations are comprised of crop production, cattle raising and fattening, milk production, cattle feeding, certain forestry activities and brokerage activities. However, from time to time it sells properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

2.	Preparation of financial statements

a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and U.S. GAAP as they relate to the Company are set forth in Note 17 to these consolidated financial statements.

As discussed in Note 2.d), in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of this CNV regulation represented a departure from Argentine GAAP. However, such departure has not had a material effect on the accompanying consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as further discussed below, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations.

Effective July 1, 2006, we adopted Technical Resolution No. 22 “Agricultural Activities” (RT No. 22). RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce, which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production, and procreation that cause qualitative or quantitative changes in a biological asset. Harvest is the detachment of produce from a biological asset or the cessation of a biological asset’s life processes. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a significant impact in our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we disclose certain components of our costs as separate line items in the income statement. There was no change in our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22 gains or losses arising from initial recognition of biological assets and agricultural produce as well as changes in fair value of biological assets were included as a deduction of costs of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income” in our income statement.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to costs of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” in our income statement due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 3 a) for our revenue recognition policies. As a result of the adoption of RT No. 22, our costs of sales only show certain direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, Exhibits Cost of Sales and Cost of production included in Note 18 e) and f) to our income statement present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the current period. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

Adoption by CNV of CPCECABA standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for the fiscal year ended June 30, 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. The new standars provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary. However, the standard allows a one-time accommodation to continue treating these differences as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. In addition, deferred income taxes should be accounted on an undiscounted basis.

Also, under the new standards, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

b)	Basis of consolidation

The accompanying consolidated financial statements include the accounts of Cresud and its subsidiaries over which Cresud has effective control. Investments in joint ventures in which the Company exercises joint control are accounted for under the proportionate consolidation method (see Note 2 c) for details). Investments in companies in which Cresud exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company´s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2007	2006	2005
Inversiones Ganaderas S.A.	99.99%	99.99%	99.99%
Futuros y Opciones.Com S.A.	70.00%	70.00%	70.00%
Agropecuaria Cervera S.A.	99.99%	99.99%	—

(i)	Percentage of equity interest owned has been rounded.

c)	Proportionate consolidation

Cactus Argentina S.A. (“Cactus”) is a joint venture operation between the Company and Cactus Feeders Inc. As further discussed in Note 2 g), effective January 1, 2007, the Company’s interest in the joint venture decreased from 50.0% to 24.0%. The Company followed Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”) in accounting for joint venture operations. RT No. 21 requires proportionate consolidation where effective joint control is exercised. Accordingly, these financial statements reflect the Company’s pro-rata equity interest in the joint venture on a line-by-line basis through December 31, 2006. As from January 1, 2007, the investment in Cactus has been accounted for under the equity method of accounting.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

d)	Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the consolidated financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical consolidated financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March 2003 through September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

e)	Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation.

f)	Acquisitions

Year ended June 30, 2007

In January 2007, the Company´s subsidiary, Cactus acquired 100% of Exportaciones Agroindustriales Argentinas S.A. (EAASA) for an aggregate purchase price of Ps. 16.8 million. EAASA is engaged in cattle slaughtering and meat processing activities.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Also, in January 2007, the Company acquired an additional 0.1% in BrasilAgro. BrasilAgro acquired, in separate transactions, 4 operating properties. These properties were acquired for an aggregate purchase price of approximately R$ 94.0 million (Approximately US$ 46.3 million). The properties acquired were:

•	“Sao Pedro” farm, 2,443 hectares and R$ 9.9 (US$ 4.7 million)

•	“Cremaq” farm, 32,375 hectares and R$ 42.2 (US$ 19.7 million)

•	“Engenho” farm, 2,022 hectares and R$ 10.0 (US$ 4.7 million)

•	“Jatobá” farm, 31,603 hectares and R$ 31.8 (US$ 17.2 million)

In April 2007, BrasilAgro, together with an unrelated party, Brenco Ltda entered into a purchase agreement for the acquisition of “Araucaria” farm, a 15,543 hectares property located in Mineiros, State of Goias, Brazil. BrasilAgro’s aggregate investment in this property was approximately US$ 38.9 million. In May 2007, BrasilAgro entered into a purchase agreement for the acquisition of “Alto Tacuari” farm, a 5,266 hectares property located in Tacuari, Mato Grosso, Brazil, for an aggregate purchase price of US$ 17.0 million.

On May 15, 2007, the Company entered into a preliminary purchase agreement for the acquisition of “8 de Julio” farm, a 90,000 hectares property located in Puerto Deseado, Santa Cruz, Argentina, for an aggregate purchase price of US$ 2.4 million. The Company made an advance payment of US$ 1.2 million. As of the date of these financial statements this transaction is still pending.

Year ended June 30, 2006

In September 2005, the Company acquired a farm “San Pedro” covering 6,022 hectares in Concepción del Uruguay, Province of Entre Ríos, for US$ 16.0 million. The Company paid US$ 13.5 million in cash, and the remaining amount of US$ 2.5 million will be paid within the next 15 months. As of June 30, 2007, the Company mortgaged the property in an amount of US$ 1.5 million as collateral for the remaining balance.

In December 2005, the Company acquired all the outstanding common stock of Agropecuaria Cervera S.A. (“ACER”) , whose main asset was a 35-year concession right (renewable for an additional 29-year period) granted by the Provincial Government of Salta, Argentina, to exploit 162,000 hectares of undeveloped land and natural forests. The concession entitles ACER to conduct agricultural, cattle breeding and/or forestry activities during the concession period. The acquisition has been accounted for, as an asset acquisition. As a result, the Company allocated the purchase price of US$ 9.6 million to the individual net assets acquired— i.e., forests, concession rights and certain miscellaneous fixed assets, in each case based on their relative fair values. No goodwill was recorded.

The aggregate purchase price for the acquisition was US$ 9.6 million, of which US$ 1.1 million was paid in cash and US$ 8.5 million by surrendering IRSA’s Convertible Notes held by the Company (see note 4. b) (ii) for details).

In March 2006, the Company together with other unrelated parties founded BrasilAgro aimed at replicating the Company’s business in Brazil. The Company contributed cash for Ps. 63.1 million in exchange for shares and 104,902 warrants to purchase additional shares. The Company’s equity interest in BrasilAgro is 7.3%. BrasilAgro’s shares went public in the Brazilian Stock Exchange (Bovespa) in May 2006. Warrants vest in one-thirds as from May 2, 2007 to May 2, 2009 and are exercisable for a period of up to 15 years at an exercise price equivalent to the initial public offering price adjusted by the Brazilian IPCA inflation index. Should the Company exercise the warrants, the equity interest would be increased to 14.0%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Moreover, an additional 104,902 warrants were issued which can only be exercised, at the Company’s option, in the event of a tender offer. These warrants are exercisable through the year 2021 at an exercise price equivalent to the purchase price of the tender offer.

Year ended June 30, 2005

On March 9, 2005 the Company signed a preliminary purchase agreement to acquire 72 hectares located in the Province of Buenos Aires, Argentina, for a total consideration of Ps. 0.8 million. The transaction is subject to certain closing conditions.

On June 24, 2005 the Company acquired “El Invierno” farm covering 1,946 hectares located in the Province of La Pampa, Argentina, for a total purchase price of US$ 3.0 million.

g)	Dispositions

Year ended June 30, 2007

During August 2006, the Company sold 1,800 hectares of “El Recreo” farm, located in the Province of Catamarca, Argentina, for approximately US$ 0.1 million. The Company received a down payment of US$ 0.05 million, and the property has not been transferred yet. In January 2007, the Company sold an additional 50 hectares of this farm for approximately $ 0.7 million.

On January 10, 2007, the Company entered into a Stock Subscription and Shareholders Agreement with Tyson Foods Inc. (“Tyson”) pursuant to which the Company´s subsidiary, Cactus, issued 9,397,213 newly shares of Ps. 1 each to Tyson for an aggregate price of Ps. 16.7 million. As a result of this transaction, the Company decreased its ownership interest in Cactus to 24.0%. As discussed in Note 2. c), the Company accounted for its investment in Cactus under the proportionate consolidation method through December 31, 2006. As from January 1, 2007, the Company accounts for its investment in Cactus under the equity method of accounting.

Cactus issued the shares to Tyson at a price per share in excess of the Company´s average carrying amount per share. Consistently with other transactions, the Company recorded the change of interest as additional paid-in capital.

On June 5, 2007 the Company sold 14,516 hectares of “Los Pozos” farm, located in the Province of Salta, Argentina, for U$S 2.2 million, which was fully collected. Therefore, this sale yielded a US$ 2.0 million profit.

On June 6, 2007 the Company sold “Tapenagá” farm, covering 20,833 hectares, located in the Province of Formosa, Argentina, for U$S 7.3 million. The Company received U$S 3.7 million as down payment and the outstanding balance was financed. Therefore, the transaction yielded a US$ 5.0 million profit.

Year ended June 30, 2006

On July 25, 2005 the Company sold “El Gualicho” farm, covering 5,727 hectares, located in the Province of Córdoba, Argentina, for a total sales price of US$ 5.7 million, resulting in a gain of US$ 3.4 million. The company collected US$ 3.4 million and will collect the balance in five equal annual installments through July 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2005

On February 1, 2005, the Company sold “Ñacurutú” farm, covering 30,350 hectares, located in the Province of Santa Fe, Argentina, for a total sales price of US$ 5.6 million, resulting in a gain of Ps. 7.7 million.

On June 8, 2005 the Company sold “San Enrique” farm, covering 977 hectares, located in the Province of Santa Fe, Argentina, for a total sales price of US$ 5.0 million, resulting in a gain of Ps. 12.3 million.

h)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include but are not limited to those required in the accounting for the conversion of IRSA convertible notes, the allowance to doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies, donations and income taxes, assets recoverable value, and classification of current and non-current assets. Actual results could differ from those estimates.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements:

a)	Revenue recognition

The Company primarily derives its revenues from the sale of crops, milk and live beef cattle, cattle feed lot operation, and services and leasing of our farms to third parties and brokerage activities. As discussed in Note 2 a), effective July 1, 2006, the Company applied RT No. 22 which modified the presentation of the statement of income above gross profit. RT No. 22 prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activities. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company.

Revenue on the sales of crops, milk and beef cattle is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

The Company from time to time sell properties to profit from real estate appreciation opportunities. Farmland sales are recorded under the accrual method of accounting. Farmland sales are not recognized until (i) the sale is consummated, (ii) the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) the Company’s receivable is not subject to future subordination, and (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

b)	Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c)	Trade accounts receivable and payable

Trade accounts receivable and payable are stated at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided if they are significant. The Company provides for losses relating to trade accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

d)	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited or collected, respectively, net of transaction costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

e)	Investments

Current

Current investments include mutual funds, mortgage bonds, government bonds and time deposits. Mutual funds, mortgage bonds and government bonds are carried at market value as of year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at year-end. Current investments also include accrued interest on IRSA Convertible Notes.

Investments in affiliates

Investments in affiliates in which the Company has significant influence (generally representing an equity interest between 20% and 50%) have been accounted for under the equity method. However, the Company has a 7.4% interest in BrasilAgro—Companhia Brasileira de Propiedades Agricolas (“BrasilAgro”). Since the Company exercises significant influence over BrasilAgro, the Company accounted for this investment under the equity method of accounting. The Company considered it has significant influence due to its ability to affect the financial and operating decisions of BrasilAgro under the shareholders agreement. Management periodically evaluates the carrying value of its equity investments for impairment. The carrying value of equity investments is considered impaired when an other-than-temporary decrease in the value of the investments has occurred.

Investments in which the Company does not have significant influence have been accounted for under the cost plus dividend method.

The Company records gain or losses due to changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, in additional paid-in capital within shareholders’ equity.

The Company account for its investment in other affiliates under the cost method of accounting.

Investment in IRSA Convertible Notes

The Company’s investment in IRSA Convertible Notes is carried at amortized cost at year-end.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

f)	Negative goodwill, net

Negative goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (goodwill) and (b) the excess of the fair value of the net identifiable assets acquired over the consideration paid for the acquisition of additional ownership interest in IRSA (negative goodwill). Goodwill and negative goodwill are stated at cost (adjusted for inflation as described in Note 2.d)) less accumulated amortization. Goodwill is being amortized under the straight-line method over 5 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 20 years. As required by Argentine GAAP, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets as a net amount. Goodwill was fully amortized as of June 30, 2005.

g)	Inventories

The following is a description of each group of biological assets, categorized by stage of biological transformation:

Biological assets in the initial development of stage are those assets that have not attained the required level of biological development and/or transformation to be considered as “consumable” assets including unharvested crops and calves, breeding and cattle. These assets are valued at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realizable value as of year-end.

“Bearer” biological assets are those assets other than consumable biological assets that due to their stage of transformation and/or development are capable of producing specified output, for example livestock from which milk is produced. These assets are not agricultural produce, rather they are self-regenerating: i.e. cattle (including dairy and breeding cows). These assets are valued at replacement cost of a similar asset, acquired from third parties in the markets in which the Company regularly operates, which does do not exceed the net realizable value as of year-end.

“Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale: (including cattle, steersand, heifers, cattle round-up mores and sheep). These assets are valued at their net realizable value represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

Farming products: crops (including harvested crops): valued at net realizable value, represented by year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

Non-biological assets – raw materials (including seeds, agrochemicals, semen – cattle raising and diary, food and by-products, packs and bundles, poles, bags and blankets, silos raw materials). These assets are valued at reproduction or replacement cost as of year-end, which does not exceed the net realizable value.

All other inventories are valued at replacement cost.

Cattle holding results have been calculated as the price difference of the steer kilogram between the stock at the beginning of the year and of these financial statements.

The adjustment for valuation of crops at net realizable value has been calculated as the difference between the crops valued at net realizable value at the time of harvesting and the value of these crops valued at net realizable value at year-end.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

The carrying values of inventories do not exceed their estimated recoverable values at the date of these financial statements.

h)	Property and equipment

Property and equipment are stated at cost (adjusted for the inflation as described in Note 2.d)), less accumulated depreciation.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
Buildings and constructions	50
Alfalfa fields and meadow	Between 2 and 8
Vehicles	5
Machinery	10
Furniture and equipment	10
Others	Between 4 and 10

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

i)	Intangible assets

Concession rights

Relate to the concession rights acquired as part of the ACER acquisition. Concession rights acquired were valued at fair value. As of the date of these financial statements, the Company has not initiated substantial activities in the property. Accordingly, concession rights have not been amortized for GAAP purposes. Concession rights will be amortized as from the beginning of operations.

j)	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the accompanying consolidated statements of income.

k)	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35.0% for all years presented.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

The Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

l)	Minimum presumed income tax (MPIT)

The Company is subject to the MPIT. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

m)	Provisions for contingencies

The Company has certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings arising in the ordinary course of business. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

n)	Compensation plan for executive management

During fiscal year 2007, the Company has developed a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15% of their annual bonus.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

The Company´s contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as a Investment Fund approved by the National Securities Commission (CNV). Such funds (including the rents derived thereof) are freely redeemable upon request of the participants.

Funds arising out of contributions made by the Company under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may by, will have access to 100% of the benefits of the Plan (that is, the Company’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 the Company’s contributions amounted to Ps. 0.14 million.

o)	Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

p)	Foreign currency translation

The financial statements of the Company’s foreign operations are translated in accordance with Technical Resolution No. 18, “Specific Considerations for the Preparation of Financial Statements” (“RT No. 18”). RT No. 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s operations in Brazil have been classified as foreign entities since they are

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

financially, economically and organizationally autonomous. Accordingly, and pursuant to RT No. 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and weighted average exchange rates during the period for the results of operations. Adjustments resulting from these translations are accumulated and reported as a separate component in the shareholders equity section.

q)	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

r)	Derivative financial instruments

The Company uses a variety of commodity-based derivative instruments, to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts designed to reduce exposure to changes in market prices. Realized gains and losses associated with these contracts are recorded in cost of products sold at fair market value.

The Company also engages in trading of certain financial instruments. These instruments consist mainly of future contracts to purchase US dollars and metals. Gains and losses associated with these instruments are recorded within “Financial results, net” in the accompanying consolidated financial statements.

Deposits and premiums paid are recorded as other receivables in the consolidated balance sheets. For details in the Company’s derivative financial instruments activity, see Note 6.

s)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses for the years ended June 30, 2007, 2006 and 2005 were Ps. 0.07 million, Ps. 0.08 million and Ps. 0.07 million, respectively.

t)	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding stock options, warrants and convertible debt in calculating diluted EPS.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and income statement accounts:

a)	Cash and banks

	As of June 30,
	2007		2006
Cash in banks	Ps.	46,501,946	Ps.	25,572,846
Collections to be deposited		349,476		276,276
Cash on hand		79,222		148,239

	Ps.	46,930,644	Ps.	25,997,361

b)	Investments

	As of June 30,
	2007		2006
Current
Mutual funds	Ps.	38,313,217	Ps.	1,199,391
Government bonds and notes		121,529		3,123,140
Mortgage bonds		1,027,284		1,334,180
Interest on IRSA Convertible Notes		379,408		386,779
Time deposits		—		180,298

	Ps.	39,841,438	Ps.	6,223,788

	As of June 30,
	2007		2006
Non-Current
Equity investments (i)	Ps.	503,860,500	Ps.	468,371,269
IRSA Convertible Notes (ii)		37,116,000		37,031,999
Others		352,260		20,717

	Ps.	541,328,760	Ps.	505,423,985

(i)	As of June 30, 2007, the Company has a 35.7%, 25.01%, 7.40% and 24.0% equity interests in Agro-Uranga S.A., IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), BrasilAgro and Cactus Argentina S.A. amounting to Ps. 18.1 million, Ps. 411.9 million, Ps. 68.1 million and Ps. 5.8 million, respectively. During the year ended June 30, 2007 the Company has not converted any of the Convertible Notes (see Note 4.b (ii)). Additionally, during the year ended June 30, 2006, the Company acquired additional shares of IRSA through the conversion of US$ 21.1 million of “IRSA Convertible Notes” into 38,455,065 common shares for Ps. 66.3 million (as described in Note 4 b) (ii)). The Company applied the purchase method in accounting for this acquisition of additional ownership, resulting in the recognition of negative goodwill of Ps. 46.4 million net of amortization. Negative goodwill associated with the Company’s investment in IRSA amounted to Ps. 67.3 million (including Ps. 4.9 million of amortization) as of June 30, 2007. As a result of the dilutive effect of warrants and conversion rights exercised by other shareholders during fiscal year 2007, the Company recorded a loss effect associated with the decrease in the carrying value of the investment in IRSA (including associated negative goodwill) amounting to Ps. 8.5 million as paid-in capital within shareholders’ equity.
(ii)

In November 2002, IRSA issued US$ 100.0 million of 8% Convertible Notes due 2007 with non-detachable warrants to acquired additional shares of common stock (the “IRSA Convertible Notes”). In accordance with the terms and conditions of the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for a conversion price of US$ 0.54505, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.65406 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In November and December 2002, the Company

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

purchased US$ 49.7 million of IRSA Convertible Notes. In addition, during fiscal years 2004 and 2005, the Company purchased from third parties US$ 250.5 million and US$ 350.0 million of IRSA Convertible Notes, respectively. During fiscal year 2004 the Company exercised its conversion rights of US$ 5.0 million of IRSA Convertible Notes. During fiscal year 2005, the Company sold 8,754,271 IRSA Convertible Notes (par value US$ 1) for a total consideration of US$ 32.5 million (Ps. 93.5 million), resulting in a gain of Ps. 68.8 million. As mentioned in Note 2.f), during fiscal year 2006, the Company surrendered 3,580,886 of IRSA Convertible Notes (par value US$ 1) as part of consideration resulting in a gain of Ps. 14.9 million (see Note 2.f)). This gain has been included within “Financial results, net” in the accompanying consolidated statement of income. Additionally, during fiscal year 2006 the Company exercised its conversion rights of US$ 21.1 million of IRSA Convertible Notes. As of June 30, 2007, the Company has US$ 12.0 million of IRSA’s Convertible Notes and 32,958,011 of warrants related to IRSA’s Convertible Notes. Finally, as of June 30, 2007 the Company does not exercised any Convertible Notes.

c)	Trade accounts receivable, net

	As of June 30,
	2007		2006
Trade accounts receivable	Ps.	37,232,245	Ps.	11,446,932
Related parties (Note 8)		1,070,710		12,515
Less:
Allowance for doubtful accounts (Note 18.d))		(372,359)		(374,830)

	Ps.	37,930,596	Ps.	11,084,617

d)	Other receivables

	As of June 30,
	2007		2006
Current
Receivables from the sale of farms (i)	Ps.	6,995,220		Ps.3,497,490
Prepaid leases		6,434,233		8,836,242
Guarantee deposits		877,790		880,824
Prepaid expenses, excluding leases		193,568		338,368
VAT receivable, net		7,083,007		3,545,790
Margin deposits receivable from brokers		2,898,730		568,960
Premiums collected / paid in connection with derivative instruments		(971,105)		(2,013)
Related parties (Note 8)		5,142,161		876,712
Income tax advances and MPIT credit (ii)		10,276,688		3,880,156
Other tax credits		249,905		—
Others		431,673		322,434

	Ps.	39,611,870	Ps.	22,744,963

Non-Current
VAT credit and prepaid income tax	Ps.	21,603,289	Ps.	24,351,881
Prepaid leases		179		13,924
Receivables from the sale of farms (i)		13,097,871		8,265,284
Related parties (Note 8)		223,558		743,410
MPIT (ii)		7,750,517		2,422,271
Deferred income tax (Note 12)		538,473		93,791
Others		22,673		114,731

	Ps.	43,236,560	Ps.	36,005,292

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

(i)	As of June 30, 2007, represents the (a) current and non-current portion of the receivable from the sale of “Tapenagá” farm totaling U$S 1.2 million and U$S 2.4 million, respectively; (b) current and non-current portion of the receivable from the sale of “El Gualicho” farm totaling US$ 0.8 million and US$ 1.7 million, respectively and (c) the current and non-current portion of the receivable from the sale of “Ñacurutu” farm totaling US$ 0.3 million and US$ 0.1 million, respectively. As of June 30, 2006, represents the (a) current and non-current portion of the receivable from the sale of “El Gualicho” farm totaling US$ 0.8 million and US$ 2.3 million, respectively and (b) the current and non-current portion of the receivable from the sale of “Ñacurutu” farm totaling US$ 0.3 million and US$ 0.4 million, respectively. The receivable from “El Gualicho” farm accrues interest at 360-day LIBOR plus 3.84% and the property sold is mortgaged in favor of the Company as collateral for the receivable.

The receivable from “Ñacurutu” farm also accrues interest at 360-day LIBOR plus 6% and the property sold is also mortgaged in favor of the Company as collateral for the receivable. The receivable from “Tapenagá” farm also accrues interest at 360-day LIBOR plus 8% and the property sold is also mortgaged in favor of the Company as collateral for the receivable.
(ii)	The Company recorded the MPIT as a tax receivable since in the opinion of its management it is more likely than not that the Company will utilize such credits against future income tax charges.

e)	Inventories

	As of June 30,
	2007		2006
Current
Crops	Ps.	30,866,271	Ps.	10,550,495
Livestock		11,130,777		10,957,079
Materials and others		5,538,713		4,642,675
Unharvested crops		2,673,752		1,662,592
Advances to suppliers		—		348,647
Seeds and fodder		2,250,776		770,647

	Ps.	52,460,289	Ps.	28,932,135

Non-Current
Livestock	Ps.	68,345,438	Ps.	62,712,423

	Ps.	68,345,438	Ps.	62,712,423

f)	Trade accounts payable

	As of June 30,
	2007		2006
Current
Suppliers	Ps.	14,255,092	Ps.	18,213,921
Accruals		12,641,959		5,357,266
Related parties (Note 8)		4,038,800		2,867,341

	Ps.	30,935,851	Ps.	26,438,528

Non-Current
Accruals for other expenses	Ps.	246,231	Ps.	835,292

	Ps.	246,231	Ps.	835,292

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

g)	Short-term and long-term debt

	As of June 30,
	2007		2006
Short-term debt:
Loans (i)	Ps.	114,005,729	Ps.	65,605,326
Accrued interest on Convertible Notes (ii)		88,608		816,247
Convertible Notes expenses		(12,742)		—
Convertible Notes (ii)		8,668,139		—

	Ps.	122,749,734	Ps.	66,421,573

	As of June 30,
	2007		2006
Long-term debt:
Loans (iii)	Ps.	24,744,000	Ps.	20,367,600
Convertible Notes (ii)	Ps.	—	Ps.	78,151,284
Deferred financing costs		—		(421,929)

	Ps.	24,744,000	Ps.	98,096,955

(i)	At June 30, 2007 the balance relates to several short-term loans granted by domestic financial institutions such as Citibank, Banco Ciudad de Buenos Aires, Banco Itau, Banco Patagonia, Banco Santander Río de la Plata S.A. and Banco Supervielle for aggregate amounts of Ps. 30.0 million, Ps. 10.0 million, Ps. 44.9 million, Ps. 6.0 million, Ps. 17.4 million, and 4.5 million, respectively. These loans accrue interest at fixed interest rates of 9.25%, 9.45%, from 5.60% to 9.40%, 9.50%, from 5.75% to 9.60% and 6.0%, respectively. At June 30, 2006 the balance relates to several short-term loans granted by domestic financial institutions such as Banco Ciudad de Buenos Aires, BankBoston NA and Banco Río de la Plata S.A. for aggregate amounts of Ps. 10.0 million, Ps. 41.7 million and US$ 4.5 million, respectively. These loans accrue interest at fixed interest rates of 9.00%, from 9.50% to 11.35% and from 4.65% to 4.90%, respectively.
(ii)	See Note 10 for details.
(iii)	At June 30, 2007 and 2006 the balance relates to a loan granted by Credit Suisse for U$S 8.0 million which was used to finance the Company’s investment in BrasilAgro. This loan accrues interest at a variable rate per annum equal to the LIBOR plus 375 basic points and matures in November 2008. As of June 30, 2007, an amount of 1,834,860 ADRs of IRSA are restricted as collateral for the financing. The collateral is based on a fixed ratio of debt coverage, accordingly, such amounts may be released and/or increased depending on the market value of the shares underlying the ADRs and subsequent payments. Additionally, the Company can only appropriate and pay, direct or indirectly either cash nor in kind dividends up to the amount of U$S 5.0 million in accordance with Credit Suisse agreement.

h)	Salaries and social security payable

	As of June 30,
	2007		2006
Provision for vacation and bonuses	Ps.	3,775,108	Ps.	1,905,899
Social security payable		121,341		305,688
Salaries payable		277		64,237
Others		322,394		17,306

	Ps.	4,219,120	Ps.	2,293,130

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

i)	Taxes payable

	As of June 30,
	2007		2006
Current
Income tax payable, net	Ps.	—	Ps.	126,641
Gross sales tax payable		193,103		35,322
Income tax withholdings		518,641		274,592
Property tax payable		230,361		232,192
MPIT payable, net		5,503,470		2,377,347
Gross sales tax withholdings		937		2,215
VAT withholdings		20,270		247,925
Others		232,262		17,602

	Ps.	6,699,044	Ps.	3,313,836

Non-Current
Deferred income tax (Note 12)		51,312,237		42,770,882

	Ps.	51,312,237	Ps.	42,770,882

j)	Other liabilities

	As of June 30,
	2007		2006
Current
Management fee payable (Note 8)	Ps.	2,817,997	Ps.	3,073,950
Related parties (Note 8)		215,796		181,268
Others		54,164		186,806

	Ps.	3,087,957	Ps.	3,442,024

Non-Current
Others		347,549		434,309

	Ps.	347,549	Ps.	434,309

k)	Financial results, net

	As of June 30,
	2007		2006		2005
Generated by assets:
Exchange (loss) gain	Ps	.(1,151,529)	Ps.	11,510,779	Ps.	(6,165,232)
Interest income		1,833,687		490,288		551,398
Allowance for doubtful accounts		—		(43,616)		(12,809)
Tax on bank account operations		(1,901,855)		(2,177,198)		(1,592,008)
Gain from sale of IRSA Convertible Notes		—		14,872,000		68,754,172
Interest income on IRSA Convertible Notes		2,959,795		7,123,844		9,965,370
Others		1,142,878		2,083,587		774,458

	Ps.	2,882,976	Ps.	33,859,684	Ps.	72,275,349

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Generated by liabilities:
Interest expense on Convertible Notes	Ps.	(2,718,240)	Ps.	(8,330,855)		(9,609,672)
CER index on liabilities		1,551		(22,776)		(7,875)
Interest loss		(9,832,569)		(1,978,392)		—
Exchange gain (loss)		204,448		(9,302,801)		3,137,609
Others		(996,160)		(1,850,902)		(2,044,025)

	Ps.	(13,340,970)	Ps.	(21,485,726)	Ps.	(8,523,963)

5.	Shareholders’ equity

a)	Common stock

As of June 30, 2007, the Company had 309,576,220 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued		Par value		Paid-in-capital
Balances as of June 30, 2004	Ps.	150,532,819	Ps.	150,532,819	Ps.	106,323,100
Exercise of stock options		240,000		240,000		—
Exercise of warrants		6,092,889		6,092,889		4,826,490
Conversion of Convertible Notes into common shares		5,918,871		5,918,871		2,938,140
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders						(35,912,534)

Balances as of June 30, 2005	Ps.	162,784,579	Ps.	162,784,579	Ps.	78,175,196

Exercise of warrants	Ps.	28,668,581	Ps.	28,668,581	Ps.	24,918,614
Conversion of Convertible Notes into common shares		29,151,389		29,151,389		15,957,556
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(12,134,376)

Balances as of June 30, 2006	Ps.	220,604,549	Ps.	220,604,549	Ps.	106,916,990

Exercise of warrants	Ps.	44,619,656	Ps.	44,619,656	Ps.	39,555,902
Conversion of Convertible Notes into common shares		44,352,015		44,352,015		25,307,891
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions between equity investees and subsidiaries and other shareholders		—		—		(6,857,758)

Balances as of June 30, 2007	Ps.	309,576,220	Ps.	309,576,220	Ps.	164,923,025

b)	Treasury stock

The Company repurchases outstanding shares of common stock when it believes that its stock is undervalued in the marketplace. The Company recorded the acquisitions of treasury shares as a reduction in retained earnings. As discussed in Note 9, the shareholders approved a stock option plan relating to the outstanding treasury stock. As of June 30, 2006, all of the treasury shares have been purchased by the stock option plan beneficiaries. Accordingly, there is no treasury stock outstanding as of June 30, 2007.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

c)	Inflation adjustment of common stock

As discussed in Note 2.d), the Company’s financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Argentine peso in the historical financial statements until February 28, 2003. Accordingly, the inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

d)	Paid-in capital

As described in Note 3.e), the Company records changes of interests in equity investees and/or subsidiaries, resulting from capital nature transactions between the equity investees and/or subsidiaries and other shareholders, to paid-in capital within shareholders’ equity. During fiscal year 2005, the Company’s interest in IRSA decreased by 3.6% as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, resulting in a loss of Ps. 36.5 million recorded as paid-in capital. In addition, during fiscal year 2005, the minority shareholders of Futuros y Opciones.Com S.A. (“FYO”) made contributions in excess of their ownership interests, resulting in a gain effect of Ps. 0.6 million to the Company, which has also been recorded as paid-in capital. Additionally, during the year ended June 30, 2006 as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, the Company recorded a loss effect of Ps. 12.1 million, recorded as paid in capital. Finally, during the year ended June 30, 2007 as a result of the dilutive effect of warrants and conversion rights exercised by other shareholders, the Company recorded a loss effect of Ps. 8.5 million, recorded as paid in capital; and the inclusion of a new shareholder in Cactus Argentina S.A. made contributions in excess of their ownership interest, resulting in a gain effect of Ps. 1.7 million to the Company which has also been recorded as paid-in capital.

e)	Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses. The Company can only appropriate and pay, direct or indirectly, either cash nor in kind dividends up to the amount of U$S 5.0 million, in accordance with Credit Suisse agreement.

f)	Reserve for new developments

Pursuant to a resolution of the Inspeccion General de Justicia, the accumulated retained earnings balance of the period before computation of the net income/loss of the period and after computation of equity transactions (i.e. payment of dividends) must be allocated to a special reserve labeled as “Reserve for new developments”. This allocation has no impact on the total shareholders equity of the Company.

6.	Derivative financial instruments

The Company uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts and put and call option contracts. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.r), derivative financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

As of June 30, 2007 and 2006, the Company had open commodity crop future contracts amounting to US$ 12.1 million and US$ (4.5) million, respectively. At June 30, 2007 and 2006, these contracts covered a notional amount of 62,245 and 33,500 tons, respectively, of various crops, including soybean, wheat and corn. Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. At June 30, 2007 and 2006, the Company opened call and put options that strike at weighted average prices per ton of US$ 208.6 and US$ 158.6 covering notional amounts of 202,514 and 125,615 tons of various crops, including soybean, wheat and corn, respectively. The open options at June 30, 2007 mature at various dates through May 2008. The Company recognized a loss from commodity-crop-based contract activity of Ps. (3.1) million, Ps. (0.3) million and Ps. (4.2) million for the years ended June 30, 2007, 2006 and 2005, respectively. The Company recognizes gains and losses associated with these contracts as part of cost of sales.

The Company engages in trading for certain financial instruments. During fiscal year 2007, the Company had future contracts outstanding to purchase US$ 4.0 million and to sell US$ 10.5 million at an average price of Ps. 3.15 per US$ maturing through May 2007. As of June 30, 2007 the Company had not future contracts outstanding. As of June 30, 2006 the Company had future contracts outstanding to purchase US$ 8.1 million at an average price of Ps. 3.13 per US$ maturing through December 2006. The Company recognized a gain of Ps. 0.8 million and a gain of Ps. 0.1 million during the year ended June 30, 2007 and June 30, 2006 respectively, in connection with these contracts.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Company’s futures and options contracts consist of a number of major institutions with high credit ratings. The Company does not believe that there is a significant risk of nonperformance by these counterparties because the Company continually monitors the credit rating of such counterparties, and limits the financial exposure and the amounts of agreements entered into with any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company’s exposure to credit risk. The amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the obligations of the Company to the counterparties.

7.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2007 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Total
Assets
Investments	Ps.	—	Ps.	379,408	Ps.	—	Ps.	—	Ps.	—	Ps.	76,930,290	Ps.	77,309,698
Trade accounts receivables, net		37,930,596		—		—		—		—		—		37,930,596
Other receivables		17,675,316		3,822,775		1,422,981		4,703,416		13,097,871		42,126,071		82,848,430

	Ps.	55,605,912	Ps.	4,202,183	Ps.	1,422,981	Ps.	4,703,416	Ps.	13,097,871	Ps.	119,056,361	Ps.	198,088,724

Liabilities
Trade accounts payable	Ps.	30,935,851	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	246,231	Ps.	31,182,082
Short-term and long-term debt		15,298,547		10,618,597		—		—		24,744,000		96,832,590		147,493,734
Salaries and social security payable		3,502,650		716,470		—		—		—		—		4,219,120
Taxes payable		6,590,222		108,822		—		—		—		51,312,237		58,011,281
Other liabilities		2,913,138		13,541		13,541		13,541		—		481,745		3,435,506
Provisions		—		—		—		—		—		1,747,606		1,747,606

	Ps.	59,240,408	Ps.	11,457,430	Ps.	13,541	Ps.	13,541	Ps.	24,744,000	Ps.	150,620,409	Ps.	246,089,329

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	—	Ps.	37,116,000	Ps.	39,462,030	Ps.	—	Ps.	379,408	Ps.	352,260	Ps.	77,309,698
Trade accounts receivable, net		—		—		—		—		37,930,596		—		37,930,596
Other receivables		10,897,263		13,097,871		—		—		28,714,607		30,138,689		82,848,430

	Ps.	10,897,263	Ps.	50,213,871	Ps.	39,462,030	Ps.	—	Ps.	67,024,611	Ps.	30,490,949	Ps.	198,088,724

Liabilities
Trade accounts payable	Ps.	4,484,003	Ps.	—	Ps.	—	Ps.	—	Ps.	26,451,848	Ps.	246,231	Ps.	31,182,082
Short-term and long-term debt		122,661,126		24,744,000		—		—		88,608		—		147,493,734
Salaries and social security payable		—		—		—		—		4,219,120		—		4,219,120
Taxes payable		—		—		—		—		6,699,044		51,312,237		58,011,281
Other liabilities		—		—		—		—		3,087,957		347,549		3,435,506
Provisions		—		—		—		—		—		1,747,606		1,747,606

	Ps.	127,145,129	Ps.	24,744,000	Ps.	—	Ps.	—	Ps.	40,546,577	Ps.	53,653,623	Ps.	246,089,329

8.	Balances and transactions with related parties

The balances with related parties as of June 30, 2007 and 2006 is as follows:

Related Parties	Trade accounts receivable, net Current				Other receivables								Trade accounts payable Current				Other liabilities
					Current				Non-Current								Current
	2007		2006		2007		2006		2007		2006		2007		2006		2007		2006
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	178,341	Ps.	584,704	Ps.	1,075,643	Ps.	35,620	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		—		106,903		—		41,117		150,353		124,752		34,127		—		—
Cactus Argentina S.A.		1,069,777		12,515		4,266,771		191,651		4,100		8,353		669,346		481,353		—		—
Agro-Uranga S.A.		—		—		511,221		39,993		—		—		—		—		—		—
BrasilAgro – Companhia Brasileira de Propiedaes Agrícolas		—		—		30,537		559,088		—		—		—		—		—		—
Advances to employees		—		—		225,994		85,980		—		—		—		—		—		—
Directors		—		—		735		—		—		—		—		—		81,600		46,800
Alto City.Com S.A.		933		—		—		—		—		—		—		298		—		—
Inversora Bolivar S.A.		—		—		—		—		—		—		40,508		42,092		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		328,551		73,851		—		—
Fundación IRSA		—		—		—		—		—		—		1,800,000		2,200,000		—		—
Consultores Asset Management S.A.		—		—		—		—		—		—		—		—		2,817,997		3,073,950
Cactus Feeders Inc.		—		—		—		—		—		—		—		—		—		272
FYO minority shareholders		—		—		—		—		—		—		—		—		134,196		134,196

Total	Ps.	1,070,710	Ps.	12,515	Ps.	5,142,161	Ps.	876,712	Ps.	223,558	Ps.	743,410	Ps.	4,038,800	Ps.	2,867,341	Ps.	3,033,793	Ps.	3,255,218

The transactions with related parties as of June 30, 2007, 2006 and 2005 is as follows:

	Fees for shared services and expenses						Income for shared services and expenses						Fees
Related Parties	2007		2006		2005		2007		2006		2005		2007		2006		2005
Alto Palermo S.A.	Ps.	(3,276,365)	Ps.	(1,782,707)	Ps.	(519,555)	Ps.	1,096,466	Ps.	497,716	Ps.	294,905	Ps.	—	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		(863,329)		(407,388)		(352,070)		318,063		182,948		94,847		—		—		—
Tarjeta Shopping S.A.		—		—		—		32,009		3,104		9,024				—		—
Alto City.Com S.A.		—		—		—		5,713		—		—		—		—		—
Inversora Bolivar S.A.		—		—		—		—		—		—		—		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		—		—		—
Fundación IRSA		—		—		—		—		—		—		—		—		—
Consultores Asset Management S.A.		—		—		—		46,281		—		—		(5,484,697)		(3,836,470)		(8,523,213)

Total	Ps.	(4,139,694)	Ps.	(2,190,095)	Ps.	(871,625)	Ps.	1,498,532	Ps.	683,768	Ps.	398,776	Ps.	(5,484,697)	Ps.	(3,836,470)	Ps.	(8,523,213)

	Rent Expenses						Donations						Legal services
Related Parties	2007		2006		2005		2007		2006		2005		2007		2006		2005
Alto Palermo S.A.	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
IRSA Inversiones y Representaciones S.A.		—		—		—		—		—		—		—		—		—
Tarjeta Shopping S.A.		—		—		—		—		—		—		—		—		—
Alto City.Com S.A.		—		—		—		—		—		—		—		—		—
Inversora Bolivar S.A.		(229,455)		(115,198)		(105,358)		—		—		—		—		—		—
Estudio Zang, Bergel & Viñes		—		—		—		—		—		—		(353,614)		(248,668)		(163,925)
Fundación IRSA		—		—		—		—		(1,600,000)		(1,900,000)		—		—		—
Consultores Asset Management S.A.		—		—		—		—		—		—		—		—		—

Total	Ps.	(229,455)	Ps.	(115,198)	Ps.	(105,358)	Ps.	—	Ps.	(1,600,000)	Ps.	(1,900,000)	Ps.	(353,614)	Ps.	(248,668)	Ps.	(163,925)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAM”) CAM provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAM, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAM an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 5.5 million and Ps. 3.8 million for the years ended June 30, 2007 and 2006, respectively.

During the years ended June 30, 2006, 2005 and 2004 the Company invested in shares and Convertible Notes of IRSA. IRSA is a real estate company engaged directly or indirectly through subsidiaries and joint ventures in real estate activities in Argentina. Certain shareholders and/or directors of the Company are also shareholders and/or directors of IRSA.

In order to achieve a more efficient allocation of corporate resources, during the years ended June 30, 2007, 2006 and 2005, IRSA and its subsidiaries provided the Company corporate services in the areas of institutional relations, finance and human resources, amounting to Ps. 3.3 million Ps. 0.9 million and Ps. 0.5 million, respectively. In the same way, the Company provided corporate services to IRSA and its subsidiaries for Ps. 0.7 million and Ps. 0.3 million during the fiscal years ended June 30, 2007 and 2006, respectively.

Since November 2001, the Company leased office space under a cancelable operating lease from IRSA and its subsidiaries. Rent expense was recognized ratably over the lease term. Rent expense for the years ended June 30, 2007, 2006 and 2005 amounted to Ps. 0.2 million, Ps. 0.12 million and Ps. 0.12 million, respectively.

From time to time, the Company donates money to Fundación IRSA, a charitable, not-for-profit organization, the director of which is Eduardo S. Elsztain, a significant shareholder and the Chairman of the Board of Directors of the Company, and Mr. Elsztain´s wife serves as the President of Fundación IRSA. The Company made no donations to Fundación IRSA during fiscal year ended June 30, 2007, however during the years ended June 30, 2006 and 2005 donations amounted to Ps. 1.6 million and Ps. 1.2 million, respectively. In addition, at June 30, 2007 the Company has recognized a liability for the unconditional promise to give cash to Fundación IRSA for Ps. 1.8 million which is included within “trade accounts payable”.

During the years ended June 30, 2007, 2006 and 2005, the law firm Zang, Bergel & Viñes provided the Company legal services amounting Ps. 0.3 million, Ps. 0.2 million and Ps. 0.2 million, respectively. Certain directors of the Company are partners of the law firm.

During October and November 2002, Inversiones Financieras del Sur S.A. (“IFISA”) subscribed US$ 22.6 million of the Company’s Convertible Notes. IFISA is a Uruguayan holding company, which holds approximately 32.8% of the Company’s common stock at June 30, 2007, and for which a shareholder and director of the Company may be deemed beneficial owner by virtue of his voting power.

In the case all bondholders exercise their conversion right, IFISA would own 31.6% of the common stock of the Company.

At June 30, 2007 and 2006 certain directors and other shareholders were also holders of Convertible Notes, totaling US$ 0.04 million and US$ 15.2 million, respectively.

9.	Stock option plan

As discussed in Note 5.b), an amount of 4,612,290 shares of treasury stock had been reserved under a stock option plan (the “Plan”) approved by the shareholders in November 2001. Pursuant to the terms of the Plan, two thirds of the shares underlying the options were to be allocated to certain executive members of the Company´s management as initial beneficiaries of the Plan and the remaining one third was to be allocated to certain other executive officers. In February 2002, the Board of Directors approved a stock option agreement

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

(the “February 2002 Plan”) pursuant to which the Company granted stock options to purchase 3,073,437 shares at an exercise price of Ps. 1 plus accrued interest at a rate of 180-days LIBO. Options vested immediately. Options were exercisable at any time through January 2005. In addition, dividends distributed on the underlying shares, if any, were to be accumulated and paid to the beneficiaries upon exercise. Options were to be paid in cash and no financing and/or other form of settlement was provided by the Company. In December 2002, the Board of Directors approved a second stock option agreement (the “December 2002 Plan”) pursuant to which the Company granted to certain executive officers other than the initial beneficiaries stock options to purchase 1,538,853 shares with the exact terms and conditions as the options granted in the February 2002 Plan. For the years ended June 30, 2005, stock options were exercised for total consideration of Ps. 0.2 million. All stock options were exercised as of June 30, 2005.

10.	Issuance of Convertible Notes

In October 2002, the Company issued US$ 50.0 million of 8% Convertible Notes due 2007 (the “Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”). The issuance of convertible note was approved by the shareholders on March 8, 2002 and by the CNV and the Buenos Aires Stock Exchange on October 1, 2002. The Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares at an original conversion price of US$ 0.5078, which can only be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.6093 per share. The exercise price of the Warrants is also adjusted as a result of anti-dilution provisions. No proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the Convertible Notes were partially used to purchase IRSA Convertible Notes (See Note 4.b) (ii)).

During fiscal years 2007, 2006 and 2005, holders of approximately US$ 22.5 million, US$ 14.8 million and US$ 3.0 million, of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 44,352,015; 29,151,389 and 5,918,871 shares of common stock, respectively. As a result, at June 30, 2007 the outstanding balance of the Convertible Notes amounts to US$ 2.8 million. In addition, during fiscal years 2007, 2006 and 2005, the Company issued 44,619,656; 28,668,581 and 6,092,889 shares of common stock as a result of the exercise of 22,657,876; 14,557,910 and 3,093,975 warrants for total consideration of Ps. 84.2 million, Ps. 53.6 million and Ps. 10.9 million, respectively. At June 30, 2007 there were 3,106,252 outstanding warrants.

11.	Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

The Company is primarily engaged in agricultural operations, which are subject to risk, including market prices, weather conditions and environmental concerns. However, from time to time sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gain on the sale of properties is presented in a separate line within operating income in the consolidated statement of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

For the years ended June 30, 2007, 2006 and 2005, the Company’s principal operations were located in Argentina, the country of domicile. As discussed in Note 2.f), in March 2006, the Company formed BrasilAgro to replicate the Company’s business in Brazil. As of June 30, 2007, BrasilAgro has acquired its first 4 properties and it has entered into agreements for the acquisition of two additional properties in the first fiscal period of 2007. During this fiscal year the Company has started the operations in the domestic market in Brazil. The result of this equity investee is included in the Non Operating Segment.

The Company conducts business in five business segments, organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products:

•	The Crops segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybeans and sunflowers.

•	The Beef Cattle segment consists of the raising and fattening of beef cattle from the Company’s own cattle stock and the purchase and fattening of beef cattle for sale to meat processors.

•	The Milk segment consists of the production of milk for sale to dairy companies.

•	The Feed lot segment includes the cattle feeding operation.

•	Others segment consists of services and leasing of our farms to third parties, and brokerage activities.

The Non-Operating segment includes gains or losses from equity investees and depreciation for corporate assets. Accordingly, segment information for the years ended June 30, 2006 and 2005, includes the pro-rata equity interest in Cactus on a line-by-line basis. As from January 1, 2007, the Company accounts for its investment in Cactus under the equity method of accounting. Accordindly, the segment information for the year ended June 30, 2007 includes the gain on this equity investee under the Non-Operating segment.

The Company evaluates the performance of its business segments based on gross profit less selling expenses plus unrealized gains or losses on inventories. In the column titled “Total”, total segment gain (the addition of the five operating business segments) do not include the gain or loss on equity investees which is included in the Non-Operating Segment but it is not added for performance evaluation purposes. Accounting policies of the five reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated. See Note 17.II.d), for a discussion of significant customers.

Financial information for each segment follows:

Year ended June 30, 2007:

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating		Total
Production income	Ps.	72,426,012	Ps.	19,462,410	Ps.	10,911,397	Ps.	—	Ps.	—	Ps.	—	Ps.	102,799,819
Cost of production		(52,401,684)		(15,050,438)		(8,476,391)		—		—		—		(75,928,513)
Sales.		53,401,376		31,966,582		9,730,929		3,102,229		12,116,372		—		110,317,488
Cost of sales		(50,434,966)		(30,272,710)		(9,730,929)		(2,823,865)		(5,870,058)		—		(99,132,528)
Unrealized (loss) / gain on inventories		(805,910)		4,195,377		845,483		62,083		—		—		4,297,033
Selling expenses		(7,779,324)		(1,155,190)		(78,466)		—		(958,911)		—		(9,971,891)
Gain on equity investees		—		—		—		—		—		40,198,825		—
Segment gain		14,405,504		9,146,031		3,202,023		340,447		5,287,403		—		32,381,408
Depreciation		(2,032,714)		(1,198,203)		(431,035)		—		(164,730)		(506,440)		(4,333,122)
Assets (i)	Ps.	207,607,195	Ps.	165,295,847	Ps.	28,954,741	Ps.	11,166,028	Ps.	1,736,875	Ps.	657,119,730	Ps.	1,071,880,416

(i)	Includes Ps. 436,554,114 related to the equity interests in IRSA, BrasilAgro, Cactus and Agro Uranga. Remaining assets primarily comprise cash and banks, current investments, trade accounts receivable, other receivables and intangible assets.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2006:

	Crops		Beef Cattle		Milk		Feed lot		Others (i)		Non Operating		Total
Production income	Ps.	37,005,907	Ps.	20,452,655	Ps.	7,892,462	Ps.	—	Ps.	—	Ps.	—	Ps.	65,351,024
Cost of production		(35,799,706)		(18,780,372)		(5,845,360)		—		—		—		(60,425,438)
Sales.		61,659,566		33,713,479		7,892,462		2,721,377		6,353,777		—		112,340,661
Cost of sales		(53,286,035)		(32,993,523)		(7,892,462)		(2,318,102)		(2,093,332)		—		(98,583,454)
Unrealized gain / (loss) on inventories		1,391,209		2,979,122		(144,941)		13,530		—		—		4,238,920
Selling expenses		(8,657,797)		(1,026,535)		(51,782)		(53,852)		(361,486)		—		(10,151,452)
Gain on equity investees		—		—		—		—		—		22,140,997		—
Segment gain		2,313,144		4,344,826		1,850,379		362,953		3,898,959		—		12,770,261
Depreciation		(2,071,636)		(1,385,720)		(540,989)		(304,637)		(78,714)		(730,392)		(5,112,088)
Assets (i)	Ps.	133,840,099	Ps.	147,615,752	Ps.	20,382,880	Ps.	3,641,461	Ps.	3,903,962	Ps.	561,271,730	Ps.	870,655,884

(i)	Includes Ps. 391,545,431 related to the equity interests in IRSA, BrasilAgro and Agro Uranga. Remaining assets primarily comprise cash and banks, current investments, trade accounts receivable, other receivables and intangible assets.

Year ended June 30, 2005:

	Crops		Beef Cattle		Milk		Feed lot		Others		Non Operating		Total
Production income	Ps.	44,052,970	Ps.	19,993,923	Ps.	3,463,144	Ps.	—	Ps.	—	Ps.	—	Ps.	67,510,037
Cost of production		(34,463,844)		(17,012,337)		(2,094,975)		—		—		—		(53,571,156)
Sales.		30,893,216		36,826,885		3,463,144		2,129,838		4,859,931		—		78,173,014
Cost of sales		(30,460,110)		(35,810,780)		(3,463,144)		(1,855,278)		(1,546,204)		—		(73,135,516)
Unrealized (loss) / gain on inventories		(456,710)		10,160,759		1,460,020		—		—		—		11,164,069
Selling expenses		(4,789,970)		(1,542,432)		(33,263)		(3,925)		(229,976)		—		(6,599,566)
Gain on equity investees		—		—		—		—		—		28,087,632		—
Segment gain		4,775,552		12,616,018		2,794,926		270,635		3,083,751		—		23,540,882
Depreciation		(1,874,960)		(1,223,081)		(375,340)		(296,316)		(84,364)		(315,078)		(4,169,139)
Assets (i)	Ps.	133,819,848	Ps.	140,555,289	Ps.	18,289,060	Ps.	4,198,895	Ps.	1,798,025	Ps.	444,751,076	Ps.	743,412,193

(i)	Includes Ps. 258,960,447 related to the equity interests in IRSA and Agro Uranga. Remaining assets primarily comprise cash and banks, current investments, trade accounts receivable and other receivables.

12.	Income tax

As described in Note 3.k) the Company accounts for income tax using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2007, 2006 and 2005 consists of the following:

	2007		2006		2005
Current income tax expense	Ps.	537,680	Ps.	2,025,251	Ps.	24,690,107
Deferred income tax expense		7,837,415		3,406,580		13,097,487

Income tax expense	Ps.	8,375,095	Ps.	5,431,831	Ps.	37,787,594

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Income tax expense for the years ended June 30, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2007		2006		2005
Income tax expense at statutory tax rate on pretax income	Ps.	20,305,028	Ps.	13,446,311	Ps.	40,074,304
Donations		5,428		415,208		260,224
Inflation adjustment		1,455,265		1,477,786		2,042,579
Gain on equity investees		(14,069,588)		(7,749,349)		(9,830,671)
Loss on the sale of shares		—		—		2,398,665
Others		678,962		(2,158,125)		2,842,493

Income tax expense	Ps.	8,375,095	Ps.	5,431,831	Ps.	37,787,594

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below:

	2007		2006
Other	Ps.	538,473	Ps.	93,791

Net deferred tax assets	Ps.	538,473	Ps.	93,791

Other receivables	Ps.	(335,936)		Ps. 190,988
Property and equipment		(36,037,650)		(27,100,029)
Inventories		(18,602,711)		(17,130,619)
Tax loss carryforwards		3,395,688		1,893,068
Unrealized/realized holding gain on non-current investments		(2,768)		(2,201)
Provisions and others		271,140		(622,089)

Net deferred tax liability	Ps.	(51,312,237)	Ps.	(42,770,882)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2007 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 9.7 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	49,362,269	Ps.	32,883,276	Ps.	76,798,918
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		2,718,240		8,276,255		9,609,672
Foreign currency exchange (loss) gain on Convertible Notes		158,117		7,412,011		(2,882,637)
Income tax effects		(938,914)		(5,121,040)		(2,195,872)
Management fee		(193,744)		(1,056,723)		(453,116)

Net income available to common shareholders plus assumed conversions	Ps.	51,105,968	Ps.	42,393,779	Ps.	80,876,965

Denominator:
Weighted-average number of shares outstanding		247,149,373		170,681,455		155,343,629
Plus: incremental shares of assumed conversions:
Stock options		—		—		115,856
Warrants		35,501,861		78,126,966		83,352,331
Convertible Notes		38,563,158		72,405,971		82,402,576

Adjusted weighted-average number of shares	Ps.	321,214,392	Ps.	321,214,392	Ps.	321,214,392

Basic and diluted EPS:
Basic net income per common share	Ps.	0.20	Ps.	0.19	Ps.	0.49
Diluted net income per common share		0.16		0.13		0.25

14.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2007		2006		2005
Cash and banks	Ps.	46,930,644	Ps.	25,997,361	Ps.	14,468,151
Current investments		39,841,438		6,223,788		59,978,002
Effect of Cactus desconsolidation		939,275		—		—
Total cash and banks and current investments as per balance sheet		87,711,357		32,221,149		74,446,153
Less: Items not considered cash and cash equivalents
- Government bonds and notes		(121,529)		(3,123,140)		(4,198,685)
- Mortgage bonds		(1,027,284)		(1,334,180)		(1,706,662)
- Interest of IRSA Convertible Notes		(379,408)		(386,779)		(1,078,320)

Cash and cash equivalents as shown in the statement of cash flows	Ps.	86,183,136	Ps.	27,377,050	Ps.	67,462,486

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

15.	“Exagrind S.A. – “San Rafael” farm against Tali Sumaj and other damages and losses”

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in “San Rafael” farm, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2.9 million at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

16.	Subsequent events

The Company has not recorded any significant subsequent events that should be disclosed there financial statements.

17.	Differences between Argentine GAAP and U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.d) and 3.k), in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV regulations represents a departure from Argentina GAAP. However, such departures have not had a material effect on the accompanying consolidated financial statements.

I.	Differences in measurement methods

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

	Year ended June 30,
Reconciliation of net income:	2007		2006		2005
Net income under Argentine GAAP	Ps.	49,362,269	Ps.	32,883,276	Ps.	76,798,918
U.S. GAAP adjustments:
Effect of U.S. GAAP adjustments on IRSA investment (Note 17.I.a))		177,792		(596,626)		18,990,428
Valuation of inventories (Note 17.I.b))		315,291		(91,202)		(5,844,660)
Deferred income tax (Note 17.I.c))		7,042,021		5,100,278		6,716,470
Elimination of gain on acquisition of minority interest (Note 17.I.e))		32,369		32,369		32,369
Available-for-sale securities (Note 17.I.f))		(192,693)		227,349		(306,190)
Effect of U.S. GAAP adjustments on equity investees, excluding IRSA (Note 17.I.g))		68,645		87,760		74,046
Accounting for stock options (Note 17.I.h))		—		—		(181,516)
Accounting for convertible notes (Note 17.I.i))		(7,584,803)		(10,753,817)		(8,485,907)
Effect of U.S. GAAP adjustments on management fee (Note 17.I.j))		114,421		599,389		(1,099,504)

Net income under U.S. GAAP	Ps.	49,335,312	Ps.	27,488,776	Ps.	86,694,454

Earnings per share under U.S. GAAP (Note 17.II.f)):
Basic net income per common share	Ps.	0.20	Ps.	0.16	Ps.	0.56
Diluted net income per common share	Ps.	0.18	Ps.	0.15	Ps.	0.34

	As of June 30,
Reconciliation of shareholders’ equity:	2007		2006
Total shareholders’ equity under Argentine GAAP (*)	Ps.	824,954,215	Ps.	625,865,591
U.S. GAAP adjustments:
Cumulative effect of initial application of SAB 108 on IRSA investment (Note 17.I.a))		(1,002,835)		—
Effect of U.S. GAAP adjustments on IRSA investment (Note 17.I.a))		(44,479,327)		(58,210,322)
Valuation of inventories (Note 17.I.b))		(36,048,263)		(36,363,554)
Deferred income tax (Note 17.I.c))		(9,274,658)		(16,249,236)
Elimination of gain on acquisition of minority interest (Note 17.I.e))		(1,105,792)		(1,138,161)
Effect of U.S. GAAP adjustments on equity investees, excluding IRSA (Note 17.I.g))		(316,473)		(385,118)
Effect of changes in the classification of securities		169,983,032		70,714,662
Accounting for convertible notes (Note 17.I.i))		253,410		7,838,213
Effect of U.S. GAAP adjustments on management fee (Note 17.I.j))		22,109,119		21,994,698

Shareholders’ equity under U.S. GAAP	Ps.	925,072,428	Ps.	614,066,773

(*)	Last year, the Ps. 6,650,419 effect of currency translation for Brasilagro was classified in a mezzanine caption between total liabilities and shareholders’ equity in the Company’s balance sheet for Argentine GAAP purposes. This item represented a reconciling item to the U.S. GAAP shareholders’ equity because, for U.S. GAAP purposes, currency translation differences are classified as a component of shareholders’ equity. As of June 30, 2007, the Company classified the foreign currency translation differences as part of shareholders’ equity, and reclassified the balance sheet as of June 30, 2006 to include the Ps. 6,650,419 effect of currency translation for Brasilagro also in shareholders’ equity for Argentine GAAP purposes. Therefore, this item does not represent a GAAP difference anymore, and the reconciling item to shareholders’ equity as of June 30, 2006 was eliminated.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

	Year ended June 30,
Description of changes in shareholders’ equity under U.S. GAAP:	2007		2006
Shareholders’ equity at the beginning of the year	Ps.	614,066,773	Ps.	425,859,920
Cumulative effect of initial application of SAB 108 on IRSA investment (Note 17.I.a))		(1,002,835)		—
Distribution of cash dividends		(5,500,000)		(10,000,000)
Exercise of warrants – par value		44,619,656		28,668,581
Conversion of notes into common shares – par value		44,352,015		29,151,389
Additional paid-in-capital-common shares		64,747,083		40,658,337
Additional paid-in-capital-warrants		116,710		217,833
Changes of interests in equity investees and subsidiaries resulting from capital nature transactions		(4,249,740)		3,830,119
Foreign currency translation		8,248,649		(6,650,419)
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		99,268,370		70,714,662
Change in other comprehensive income of equity investees		10,945,185		4,275,352
Change in unrealized holding gain on available-for-sale securities		125,250		(147,777)
Net income under U.S. GAAP		49,335,312		27,488,776

Shareholders’ equity as of the end of the year	Ps.	925,072,428	Ps.	614,066,773

Description of reconciling items:

a)	Effect of U.S. GAAP adjustments on IRSA investment

Under both Argentine and U.S. GAAP the Company’s investment in IRSA is accounted for under the equity method of accounting. However, certain significant differences exist between Argentine GAAP and U.S. GAAP amounts of shareholder’s equity and net income reported by IRSA in its consolidated financial statements. As a result, the carrying value of the Company’s investment in IRSA under U.S. GAAP differs from the carrying value reported under Argentine GAAP. The principal differences between Argentine GAAP and U.S. GAAP as they relate to IRSA are related to, among others: (a) the impact of U.S. GAAP adjustments on IRSA’s equity investees, (principally IRSA’s investment in Banco Hipotecario S.A.) (b) the reversal of previously recognized impairment losses, (c) the reversal of gains from valuation of inventories at fair market value, (d) the accounting for real estate barter transactions, (e) the reversal of a gain recognized on troubled debt restructuring, (f) the accounting for Convertible Notes, (g) securitization accounting, (h) deferred income taxes, (i) minority interest, (j) revenue recognition issues related to scheduled rent increases and brokerage commissions and (k) the impact of initial application of SAB 108.

This U.S. GAAP adjustment also includes the effects of the different accounting treatment given under Argentine GAAP and U.S. GAAP to the change in the method of accounting for this investment as discussed below. Effective March 31, 2002, under Argentine GAAP, the Company changed the accounting method for its investment in IRSA from market value to the equity method of accounting. As a result, for the year ended June 30, 2002 the Company recognized a negative goodwill of Ps. 15.5 million, representing the excess of the fair value of net assets acquired over the market value of the shares at that date. Negative goodwill is being amortized under the straight-line method over a period of 20 years. Under U.S. GAAP, the financial statements of prior periods were retroactively adjusted as required by APB Opinion N° 18 , “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As a result, the Company recorded each acquisition of shares made by allocating the amount paid to the assets acquired and liabilities assumed at the acquisition date. As the fair value of the assets acquired and liabilities assumed exceeded the cost of the acquisitions, the Company reduced the amounts that otherwise would have been assigned to the acquired long-lived assets on a pro-rata basis by Ps. 68.4 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

This U.S. GAAP adjustment also includes the effect of the different treatment of subsequent acquisitions of IRSA’s shares between Argentine GAAP and U.S. GAAP.

During the years ended June 30, 2005 and 2006, the Company acquired additional shares of IRSA, resulting in an increase of negative goodwill of Ps. 84.8 million under Argentine GAAP. Under U.S. GAAP, these acquisitions were recorded as a step acquisition of a subsidiary. The acquisitions resulted in a greater value assigned to the long-lived assets of Ps. 12.6 million. The difference primarily relates to the effect of U.S. GAAP adjustments in estimating the fair value of the net assets acquired at the acquisition date.

Accumulated amortization of negative goodwill at June 30, 2007 under Argentine GAAP totaled Ps. 15.7 million. Under U.S. GAAP, accumulated depreciation related to the lesser value of long-lived assets acquired totaled Ps. 19.3 million at June 30, 2007.

In addition, during fiscal year 2007 as a result of the dilutive effect of warrants and convertion rights exercised by other shareholders, under Argentine GAAP the Company recorded the loss effect of the change in interest in IRSA amounting to Ps. 8.5 million as paid-in capital within shareholders’ equity. This accounting treatment is consistent with SAB Topic 5H and as such, no difference exists between Argentine GAAP and U.S. GAAP in accounting for this transaction. However, under U.S. GAAP the change in interest in IRSA resulted in a loss effect of Ps. 5.9 million (comprised of Ps. 2.7 million of equity value, net of Ps. 8.6 million of lesser long-lived asset value) as a result of the differences between Argentine GAAP and U.S. GAAP in the carrying value of the investment as discussed above.

In this fiscal year 2007 as a result of the application of SAB 108 the Company recorded a loss effect on IRSA Investment amounting to Ps. 1.0 million as cumulative effect of initial application Staff Accounting Bulletin No 108 (“SAB 108”).

The related U.S. GAAP adjustments affecting shareholders’ equity at June 30, 2007 and 2006 are as follows:

	2007		2006
Equity value under Argentine GAAP	Ps.	411,903,577	Ps.	396,839,492
Negative goodwill under Argentine GAAP		(67,306,386)		(76,825,836)

Investment in IRSA under Argentine GAAP	Ps.	344,597,191	Ps.	320,013,656
Less: Equity value under U.S. GAAP (1)	Ps.	299,115,029	Ps.	261,803,334

U.S. GAAP adjustment	Ps.	45,482,162	Ps.	58,210,322

(1)	Differs from the amounts computed by applying the Company’s ownership interest to shareholders’ equity reported by IRSA under U.S. GAAP primarily as a result of the lesser amounts of long-lived assets recorded at the acquisition dates amounting to Ps. 40.6 million and Ps. 46.9 million at June 30, 2007 and 2006, respectively.

The related U.S. GAAP adjustments affecting net income for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
Reversal of results recognized under Argentine GAAP	Ps.	(33,099,401)	Ps.	(23,372,059)	Ps.	(13,072,716)
Recognition of results under U.S. GAAP		33,277,193		22,775,433		32,063,144

U.S. GAAP adjustment	Ps.	177,792	Ps.	(596,626)	Ps.	18,990,428

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

b) Valuation of inventories

Under Argentine GAAP, livestock held for sale is recorded at market value, net of expenses. Livestock for dairy, breeding and/or developing is recorded at replacement cost as determined by agricultural appraisers.

Under U.S. GAAP, the Company record dairy, breeding and developing livestock at the lower of cost or market, with costs removed from inventory on a first-in/ first-out basis. All direct and indirect costs of developing livestock, such as the purchase price, labor costs, feed, vaccines and veterinary fees are accumulated until the livestock reaches maturity and is either sold or transferred to a productive function. Dairy, breeding herd is depreciated using the straight-line method over the estimated useful life of five years.

c) Deferred income tax

As discussed in Note 3.k), the Company records income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of U.S. GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under U.S. GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of reconciling items, as appropriate.

d) Accounting for futures and options contracts

As discussed in Note 6, the Company utilizes a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop futures contracts and put and call option contracts. Contract positions are designated to ensure that the Company will receive a defined minimum price for certain quantities of its production. The Company also engages in trading for certain financial instruments.

As discussed in Note 3.r), under Argentine GAAP, the Company’s derivative financial instruments are carried at fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

Under U.S. GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under U.S. GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133. While management believes each of the commodity-based instruments manage various market risks, these instruments are not designated and accounted for as hedges under SFAS 133 as a result of the extensive record keeping requirements of the provision. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings.

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and U.S. GAAP.

e) Elimination of gain on acquisition of minority interest

Under Argentine GAAP, the Company recorded, during fiscal year 1999, a gain on the acquisition of the minority interest of Agro Riego (subsequently merged with and into the Company). Under U.S. GAAP, such excess was recorded as a reduction in the values of the underlying non-current assets of Agro Riego and is being amortized over the estimated useful lives of such assets.

f) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds, mortgage bonds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. The IRSA’s Convertible Note were reclassified from held-to-maturity to available-for-sale. SFAS No. 115 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

g) Effect of U.S. GAAP adjustments on equity investees, excluding IRSA

The Company has assessed the impact of U.S. GAAP adjustments for its equity investee Agro-Uranga S.A. and Cactus Argentina S.A. as a consequence of this assessment, the Company has recognized a net gain of Ps. 68,645 (Ps. 56,505 from Agro-Uranga S.A. and Ps. 12,140 from Cactus Argentina S.A.), Ps. 87,760 and Ps. 74,046 for the years ended June 30, 2007, 2006 and 2005, respectively. The principal U.S. GAAP adjustment affecting Agro-Uranga S.A. is related to valuation of inventories.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

h) Accounting for stock options

As discussed in Note 5.b), an amount of 4,612,290 shares of treasury stock had been reserved under a stock option plan (the “Plan”) approved by the shareholders in November 2001. Pursuant to the terms of the Plan, two thirds of the shares underlying the options were to be allocated to certain executive members of the Company´s management as initial beneficiaries of the Plan and the remaining one third was to be allocated to certain other executive officers. In February 2002, the Board of Directors approved a stock option plans (the “February 2002 Plan”) pursuant to which the Company granted stock options to purchase 3,073,437 shares at an exercise price of Ps. 1 plus accrued interest at a rate of 180-days LIBO. Options vested immediately. Options were exercisable at any time through January 2005. In addition, dividends distributed on the underlying shares, if any, were to be accumulated and paid to the beneficiaries upon exercise. Options were to be paid in cash and no financing and/or other form of settlement was provided by the Company. In December 2002, the Board of Directors approved a second stock option plans (the “December 2002 Plan”) pursuant to which the Company granted to certain executive officers other than the initial beneficiaries stock options to purchase 1,538,853 shares with the exact terms and conditions as the options granted in the February 2002 Plan. For the years ended June 30, 2005, stock options were exercised for total consideration of Ps. 0.2 million. All stock options were exercised as of June 30, 2005.

Under Argentine GAAP, the Company has not recognized any compensation expense related to the February 2002 and December 2002 plans. The Company recorded the transfer of treasury shares to common stock at their par value and recognized an increase in retained earnings for the proceeds received from the exercise of the options.

The Company adopted Statement of Financial Accounting Standard (“SFAS”) 123(R), “Share-Based Payment,” effective July 1, 2005. Since all options were vested at July 1, 2005, the adoption of SFAS 123R had no impact on the Company’s financial position or results of operations.

Prior to adopting SFAS 123(R), the Company accounted for share-based compensation using the intrinsic-value method under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) as permitted by SFAS 123, “Accounting for Stock-based Compensation.” Under the intrinsic-value method, compensation expense was measured as the market value of the underlying common stock on the date of grant less the exercise price the employee was required to pay. The measurement date was deemed to be the first date at which both (i) the number of shares the employee is entitled to receive and (ii) the exercise price, if any, were known. As the exercise price increased for a fixed amount (i.e. interest) and dividends distributed on such shares, if any, were accumulated and paid in cash to the beneficiaries, the final exercise price was not known until the date of exercise. Therefore, the February 2002 and December 2002 Plans were considered to be variable plans and the final measurement dates were the dates of the respective exercise of the options.

FASB Interpretation No.28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” states that compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. If stock appreciation rights or other variable plans are granted for past services, compensation should be accrued as a charge to expense of the period in which the rights or awards are granted. When it is not clear that the award is for current or future services and/or in situations where the shares or rights vest immediately, it should be presumed that the rights represent compensation for the current period or for prior periods. Accordingly, any compensation expense measured as of the grant date should be expensed in the period such rights are granted. Compensation accrued during the service period shall be adjusted in subsequent periods up to the final measurement date for changes in the quoted market value of the shares but shall not be adjusted below zero.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

As the options vested immediately at the grant date, the Company charged to expense the total amount of compensation in the periods the rights were granted. Compensation expense recognized during fiscal years not presented, 2004 and 2005 (including subsequent adjustments up to the final measurement date) amounted to Ps. 0.6 million and Ps. 0.2 million, respectively. Quoted market prices of the Company’s shares traded in the Buenos Aires Stock Exchange were used in measuring compensation. All stock options were exercised as of June 30, 2005.

Following is a summary of the stock option activity during fiscal year 2005:

	Shares	Weighted- average exercise price
Outstanding as of June 30, 2004	240,000	Ps.	1.05
Granted	—		—
Exercised	(240,000)		1.06
Terminated / forfeited	—		—

Outstanding as of June 30, 2005	—	Ps.	—

Had compensation cost for the awards under the Plan been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2004
Basic net income:
As reported	Ps.	3,287,302
Pro forma		3,835,722
Basic net income per share:
As reported	Ps.	0.02
Pro forma		0.03
Diluted net income:
As reported	Ps.	3,287,302
Pro forma		3,835,722
Diluted net income per share:
As reported	Ps.	0.02
Pro forma		0.03

The fair value of each option granted was estimated on the date of grant using the minimum value model with the following weighted average assumptions used: no dividend yield; volatility of 40.0% and 58.7% for the years 2002 and 2003, respectively, and risk free interest rates of 1.11% for the year 2002 and 2.06% for the years 2003, 2004 and 2005, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

i) Accounting for Convertible Notes

As discussed in Note 10, in October 2002, the Company issued US$ 50.0 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants associated with the Convertible Notes. Under U.S. GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under U.S. GAAP the Company allocated Ps. 49.4 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 32.3 million net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Net discount amortization recognized during the years ended June 30, 2005, 2006 and 2007 totaled Ps. 7.9 million, Ps. 11.6 million and Ps. 7.6 million, respectively. These amounts include Ps. 2.5 million, Ps. 12.4 million and Ps. 19.5 million of accelerated amortization recognized as a result of warrant conversions made during those years, respectively. As the Company’s Convertible Notes are denominated in U.S. Dollars, the U.S. GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under U.S. GAAP totaled Ps. 0.6 million, Ps. (0.9) million and Ps. (0.07) million during the years ended June 30, 2005, 2006 and 2007, respectively.

During the years ended June 30, 2005, 2006 and 2007 certain holders of the Company’s Convertible Notes exercised their conversion rights and, as a result, the Company issued 5,918,871, 29,151,389 and 44,352,015 shares of common stock, respectively. Upon conversion, the Company issued 46.9 million of warrants, of which 22.7 million had been exercised at June 30, 2007. As a result of the conversions and exercises of warrants, under U.S. GAAP the Company has reclassified a net amount of Ps. 0.5 million from additional paid-in capital to additional paid-in capital of warrants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

j) Effect of U.S. GAAP adjustments on management fee

As discussed in Note 8, the Company entered into a Management Agreement with CAM, pursuant to which CAM provides agricultural advisory services and certain other administration services to the Company.

The Company pays CAM an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to U.S. GAAP includes the effects of the U.S. GAAP adjustments on management fee.

II.	Additional disclosure requirements

a) Statement of income classification differences

Should a U.S. GAAP income statement be presented, certain items shown in some line items of the income statement under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under U.S. GAAP. The numbers included below are not U.S. GAAP numbers.

(i) Proportionate consolidation of Cactus

As discussed in Note 2 c), the Company accounted for its investment in Cactus under the proportionate consolidation method under Argentine GAAP. Effective January 1, 2007, the Company’s interest in Cactus decreased to 24.0%.

Accordingly, the Company deconsolidated Cactus and prospectively applied the equity method of accounting for this investment. Under U.S. GAAP, since the Company did not exercise control over the subsidiary, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 17.II.m).

(ii) Adoption of RT No. 22 “Agricultural Activities”

Effective July 1, 2007, under Argentine GAAP, the Company applied RT No. 22 “Agricultural Activities” which established specific measurement and disclosure standards for the Company’s business. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company. Rather it expanded the Company’s disclosures and changed the format of the Company’s income statement above gross profit. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. Prior to the adoption of RT No. 22, the production income was presented as a reduction in the cost of sales of the Company. Under U.S. GAAP, the production income relating to their transformation and/or development directly affects the cost of these assets and is not shown separately. However, there would be no change in total gross profit.

(iii) Unrealized gains or losses on inventories

Under Argentine GAAP, unrealized gains or losses on inventories are segregated and shown in a separate line within operating income. Under U.S. GAAP, these amounts would be included as part of cost of sales.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

As a result of these differences in classification, gross profit under U.S. GAAP would have been Ps. 41.0 million, Ps. 22.0 million and Ps. 29.4 million for the years ended June 30, 2007, 2006 and 2005, respectively.

(iv) Operating income

Under Argentine GAAP, the Company reflected gains on the sale of farms as a separate line within operating income; under U.S. GAAP, such gains would be included as other income. Additionally under Argentine GAAP, the Company reflected management fees as non-operating expenses; under U.S. GAAP, management fees would be included as operating expenses.

Should gains or losses on the sale of farms and management fees be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps. 9.2 million, (2.5) million and Ps. 0.5 million for the years ended June 30, 2007, 2006 and 2005, respectively.

b) Balance Sheet classification differences

Inventories

Under Argentine GAAP, the Company has classified the livestock for dairy production and other purposes not related to its sale as non-current inventory. Under U.S. GAAP, this amount would be recorded as property and equipment on the consolidated balance sheet.

Proportional consolidation

In addition, until June 30, 2006 under Argentine GAAP the Company consolidated on a pro-rata basis the accounts of Cactus. Under U.S. GAAP consolidation was not appropriate since the Company did not exercise control over the subsidiary.

c) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under U.S. GAAP Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk” (“SFAS No. 105”), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments”, (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. Statement of Financial Accounting Standards No. 119, “Disclosure about Derivative Financial Instruments and fair value of Financial Instruments” (“SFAS 119”), requires reporting entities to disclose certain information for derivative financial instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 17.II.d), for details of concentration of credit risk.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2007 and 2006 are as follows:

•

The fair value of certain financial assets carried at cost, including cash, accounts receivable, deposits and other short-term receivables is considered to approximate their respective carrying values due to their short-term nature.

•	The fair value of trade accounts payable and other short-term liabilities is considered to approximate their carrying values due to their short-term nature.

•

The fair value of IRSA’s Convertible Notes was Ps. 207.5 million and Ps. 108.1 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion considering that the market will be able to absorb such volume.

•

The Company carries available for-sale-securities, consisting of investments in mutual funds, mortgage bonds, and government bonds at fair value. The fair value of these instruments was determined using quoted market prices.

•

Derivative financial instruments are reported at their fair values on the consolidated balance sheets. The fair values are based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period, if any.

•	The fair value of short-term debt is considered to approximate its carrying value due to its short-term nature.

•	The fair value of the long-term note receivables is considered to approximate its carrying value due to its variable interest rate.

•

The fair value of the Company’s Convertible Notes was Ps. 62.4 million and Ps. 321.9 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion considering that the market will be able to absorb such volume.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

d) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic and foreign financial institutions and investments of high credit rating. The Company’s policy is designed to limit exposure to any one institution. As of June 30, 2007 and 2006, approximately Ps. 46.5 million and Ps. 25.6 million included in the cash balances were held with 31 and 34 institutions, respectively.

The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists at June 30, 2007 and 2006 due to the diversity of its customer base. However, as of June 30, 2007, only one customer, Cargill, accounts for more than 30.1% of total consolidated sales of the Company.

Mastellone S.A. (“Mastellone”) is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to approximately Ps. 9.7 million, Ps. 7.9 million and Ps. 3.5 million for the years ended June 30, 2007, 2006 and 2005, respectively, representing 8.9%, 7.0% and 4.4% of total consolidated net sales. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers.

e) Statement of cash flows

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under U.S. GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, at those dates. Note 14 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

As described in Note 3.b), under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under U.S. GAAP. However, as discussed in Note 2.c), under Argentine GAAP, the Company consolidated the accounts of Cactus on a pro rata basis through January 1, 2007. Under U.S. GAAP, proportionate consolidation was not appropriate since the Company did not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under U.S. GAAP using Argentine GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under U.S. GAAP using Argentine GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Cactus.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Under Argentine GAAP, cash flows from purchasing and selling of current investments were reported as operating activities whereas these transactions would be classified as cash flows from investing activities for U.S. GAAP purposes.

The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

	Year ended June 30,
	2007		2006		2005
Net cash (used in) provided by operating activities	Ps.	(62,359,968)	Ps.	(3,839,611)	Ps.	54,735,816
Net cash provided by (used in) investing activities		5,295,891		(133,000,622)		(1,918,881)
Net cash provided by financing activities		115,813,757		92,250,539		1,691,457
Effects of exchange rate changes		56,406		4,504,258		(183,837)

Net increase (decrease) in cash and cash equivalents	Ps.	58,806,086	Ps.	(40,085,436)	Ps.	54,324,555

f)	Earnings per share

As described in Note 3.t), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

Under U.S. GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding stock options and warrants, using the treasury-stock method. Under U.S. GAAP, the Company applied the treasury-stock method. Using the treasury-stock method, the weighted-average number of potential common stock during the years ended June 30, 2005, 2006 and 2007 would have been 127,796,997, 112,154,819 and 61,103,685 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2005, 2006 and 2007, using the treasury-stock method, would have been Ps. 0.29, Ps. 0.15 and Ps. 0.10 respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

The following tables set forth the computation of basic and diluted net income per common share under U.S. GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	49,335,312	Ps.	27,488,776	Ps.	86,694,454
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		10,310,294		19,923,566		17,541,990
Foreign currency exchange gain		150,866		6,518,517		(2,329,048)
Income tax effects		(3,414,783)		(8,631,354)		(4,965,883)
Management fee		(704,638)		(1,781,073)		(1,024,706)

Net income available to common shareholders plus assumed conversions	Ps.	55,677,051	Ps.	43,518,432	Ps.	95,916,807

	Year ended June 30,
	2007		2006		2005
Denominator:
Weighted-average number of shares outstanding	Ps.	247,149,373	Ps.	170,681,455	Ps.	155,343,629
Plus: incremental shares of assumed conversions:
Stock options (i)				—		84,255
Warrants (i)		25,517,548		39,748,848		45,310,167
Convertible Notes		35,586,137		72,405,971		82,402,576

Adjusted weighted-average number of shares	Ps.	308,253,058	Ps.	282,836,274	Ps.	283,140,627

Basic and diluted EPS:
Basic net income per common share	Ps.	0.20	Ps.	0.16	Ps.	0.56
Diluted net income per common share		0.18		0.15		0.34

(i)	Potential common shares related to the stock options and warrants have been calculated using the treasury-stock method as required by U.S. GAAP.

g)	Risks and uncertainties

Fresh produce is vulnerable to adverse weather conditions including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Fresh produce is also vulnerable to crop and beef cattle diseases and pests. These factors may result in lower sales volume and increased costs, but may also restrict supplies and lead to an increase in prices for fresh produce.

The Company’s earnings are sensitive to fluctuations in the volatile market prices for its products. Sales prices for crops are based on the market prices quoted in the Argentine grain exchanges, which largely reflect world commodity prices. Beef cattle prices are based on the major Argentine auction markets for cattle and are primarily determined by domestic supply and demand. Milk prices are also determined on the basis of domestic supply and demand.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

As with any agribusiness enterprise, the Company’s business operations are predominantly seasonal in nature. The harvest and sale of crop (corn, soybean and sunflower) generally occurs from February to June. The harvest of wheat generally occurs from December to January. Other segments of the Company’s business, such as its cattle and milk sales, and its forestry activities, tend to be more successive than seasonal in nature.

The Company’s investment in IRSA is subject to risks common to investments in commercial and residential properties in general, many of which are not within IRSA’s control. Any one or more of these risks might materially and adversely affect IRSA’s business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. In addition, other factors may affect the performance and value of a property adversely, including local economic conditions where the properties are located, macroeconomic conditions in Argentina and the rest of the world, competition from other real estate developers, IRSA’s ability to find tenants, tenant default or rescission of leases, changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. IRSA may also be unable to respond effectively to adverse market conditions or may be forced to sell one or more of its properties at a loss because the real estate market could be relatively illiquid. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, generally are not reduced in circumstances resulting in a reduction in income from the investment. It is possible that these or other factors or events will impede IRSA’s ability to respond to adverse changes in the performance of its investments, causing a material decline in IRSA’s financial condition or results of operations. Given the relative size of the investment in IRSA, any such declines could have a material adverse effect on the Company’s financial condition and results of operations.

h)	Lease commitments

The Company has obligations under cancelable operating leases, primarily for farmland as well as its office facilities. Generally, land leases have initial terms of one or two year. Certain agricultural land leases provide for contingent increases in minimum rentals based on production targets. Lease payments under a portion of the Company’s operating leases are based on crop-sharing agreements. Under crop-sharing agreements, leases are paid in kind based upon an agreed-upon percentage of the crops harvested. Land leases expense forms part of the total cost of production of the Company. Substantially all of the leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets.

Total rent expense, including rents related to land leases, was Ps. 13.6 million, Ps 9.7 million and Ps. 10.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

i)	Equity investments

The investments in Agro-Uranga S.A., IRSA, BrasilAgro and Cactus Argentina S.A. are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the income of these affiliates was Ps. 40.2 million and Ps. 22.1 million for the years ended June 30, 2007 and 2006, respectively, and its investment in these companies totaled Ps. 436.6 million at June 30, 2007 and Ps. 396.0 million at June 30, 2006. The Company’s share of undistributed earnings of Agro-Uranga S.A. totaled Ps. 9.1 million at June 30, 2007 and Ps. 3.5 million at June 30, 2006. The Company’s share of undistributed earnings of IRSA S.A. totaled Ps. 107.1 million at June 30, 2007 and Ps. 96.6 million at June 30, 2006, IRSA S.A., BrasilAgro and Cactus Argentina S.A. had no undistributed earnings. Summarized financial information of these affiliates is as follows:

Agro-Uranga S.A.	2007		2006
Current assets	Ps.	21,923,941	Ps.	13,763,266
Non-current assets		6,894,749		6,090,072

Total assets	Ps.	28,818,690	Ps.	19,853,338

Current liabilities	Ps.	9,161,276	Ps.	3,755,743
Non-current liabilities		353,781		776,780

Total liabilities	Ps.	9,515,057	Ps.	4,532,523

Shareholders’ equity	Ps.	19,303,634	Ps.	15,320,815

Production	Ps.	13,495,153	Ps.	6,570,147
Sales	Ps.	31,825,539	Ps.	21,535,812
Gross profit	Ps.	19,980,834	Ps.	11,701,073
Net income	Ps.	9,089,282	Ps.	3,469,748

IRSA	2007		2006
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	1,175,790	Ps.	481,788
Non-current assets		2,969,109		2,258,333

Total assets	Ps.	4,144,899	Ps.	2,740,121

Current Liabilities	Ps.	652,082	Ps.	419,228
Non-Current Liabilities		1,395,693		385,138

Total liabilities	Ps.	2,047,775	Ps.	804,366

Minority interest	Ps.	450,410		449,989

Shareholders’ equity	Ps.	1,646,714	Ps.	1,485,766

Revenues	Ps.	738,756	Ps.	577,680
Gross profit	Ps.	427,109	Ps.	333,849
Net income	Ps.	107,097	Ps.	96,573

BrasilAgro	2007		2006
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	817,088	Ps.	752,948
Non-current assets		263,274		38

Total assets	Ps.	1,080,362	Ps.	752,986

Current Liabilities	Ps.	128,350	Ps.	2,239
Non current Liabilities	Ps.	31,779		—

Total liabilities	Ps.	160,129	Ps.	2,239

Shareholders’ equity	Ps.	920,233	Ps.	750,747
Net income (loss)	Ps.	39,055	Ps.	(33,657)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Cactus Argentina S.A.	2007		2006
	Ps.	(000)	Ps.	(000)

Current assets	Ps.	29,029	Ps.	7,298
Non-current assets		40,463		4,773

Total assets	Ps.	69,492	Ps.	12,071

Current Liabilities	Ps.	41,909	Ps.	2,960
Non current Liabilities		3,150		247

Total liabilities	Ps.	45,059	Ps.	3,207

Minority interest	Ps.	161	Ps.	—

Shareholders’ equity	Ps.	24,272	Ps.	8,864

Revenues	Ps.	63,813	Ps.	17,797
Gross profit	Ps.	3,890	Ps.	1,729
Net (loss) income	Ps.	(1,285)	Ps.	189

j)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds as well as its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2007 and 2006 were as follows:

	2007						2006
Instrument	Cost		Unrealized gain		Market value		Cost		Unrealized gain		Market value
IRSA Convertible notes	Ps.	37,495,408	Ps.	169,983,032	Ps.	207,478,440	Ps.	37,418,778	Ps.	70,714,662	Ps.	108,133,440
Mutual Funds (1)		38,103,287		209,930		38,313,217		1,189,663		9,728		1,199,391
Mortgage bonds		980,026		47,258		1,027,284		1,294,808		39,372		1,334,180
Government bonds		96,140		25,389		121,529		3,082,357		40,783		3,123,140

Total	Ps.	76,674,861	Ps.	170,265,609	Ps.	246,940,470	Ps.	42,985,606	Ps.	70,804,545	Ps.	113,790,151

(1)	Through June 30, 2006 includes Mutual Funds at cost of 0.41 million and a market value of 0.41 million form 50% of currents investment of Cactus.

k)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

	Year ended June 30,
	2007		2006		2005
Net income under U.S. GAAP	Ps.	49,335,312	Ps.	27,488,776	Ps.	86,694,454
Other comprehensive gain (loss):
Changes in other comprehensive income items of equity investees		10,945,185		4,275,352		2,472,592
Foreign currency translation in the investee of BrasilAgro		8,248,649		(6,650,419)		—
Reclassification of IRSA’s Convertible Notes from Held-to-Maturity to Available-for-Sales		99,268,370		70,714,662		—
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax of Ps. (67,443), Ps. 79,572 and (107,167) for fiscal years 2007, 2006 and 2005, respectively)		125,250		(147,777)		199,023

Comprehensive income	Ps.	167,922,766	Ps.	95,680,594	Ps.	89,366,069

	As of June 30,
	2007		2006		2005
Accumulated other comprehensive income	Ps.	195,713,866	Ps.	77,126,412	Ps.	8,934,594

l)	Recently issued accounting standards

In July, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for the Company June 30, 2007 financial statements. The adoption of this standard did not have an impact on the Company’s financial position or results of its operations.

On February 15, 2007, the FASB issued Statement 159, “The Fair Value Option (FVO) for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. Entities that elect the FVO will report unrealized gains and losses in earnings. The FVO may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety, and is irrevocable, unless a new election date occurs. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

m)	Pro-rata consolidation of Cactus

As discussed in Note 2 c), the Company accounted for its investment in Cactus under the proportionate consolidation method under Argentine GAAP.

Effective January 1, 2007, the Company´s interest in Cactus decreased to 24.0%.

Accordingly, the Company deconsolidated Cactus and prospectively applied the equity method of accounting for this investment. Under U.S. GAAP, since the Company did not exercise control over the subsidiary, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 17.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

Presented below is the consolidated condensed information of the Company at June 30, 2006 considering Cactus as an equity investees (see Note 2.c)):

	2006
	As reported		Elimination of Cactus accounts		Inclusion of Cactus as an equity investee		As adjusted
Current assets	Ps.	94,982,864	Ps.	(2,963,663)	Ps.	—	Ps.	92,019,201
Non-current assets		775,673,020		(2,378,030)		4,431,650		777,726,640

Total assets		870,655,884		(5,341,693)		4,431,650		869,745,841

Current liabilities		101,909,091		(794,493)		—		101,114,598
Non-current liabilities		142,321,331		(115,550)		—		142,205,781

Total liabilities		244,230,422		(910,043)		—		243,320,379
Current Translation Adjustments		(6,650,419)						(6,650,419)
Minority interest		559,871		—		—		559,871

Shareholders’ equity	Ps.	632,516,010	Ps.	(4,431,650)	Ps.	4,431,650	Ps.	632,516,010

18.	Other financial statement information

The accompanying tables present additional statement disclosures required under Argentine GAAP. This information is not a required part of the financial statements under U.S. GAAP; however, these tables include information necessary to comply with the valuation and qualifying accounts schedule requirements of the Securities and Exchange Commission.

a.	Property and equipment

b.	Intangible assets

c.	Investments

d.	Allowances and provisions

e.	Cost of sales

f.	Cost of production

g.	Foreign currency assets and liabilities

h.	Other expenses

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

a)	Property and equipment

											Depreciation
														Current year
Principal Account	Value at the beginning of year			Additions and/ or transfers		Deductions		Value at the end of year			Rate %	Accumulated at the beginning of year		Decrease for the year		Amount			Accumulated at the end of year		Net carrying value as of June 30, 2007		Net carrying value as of June 30, 2006
Farms	Ps.	155,053,376		Ps.	16,331,751	Ps.	5,679,787	Ps.	165,705,340		—	Ps.	—	Ps.	—	Ps.	—		Ps.	—	Ps.	165,705,340	Ps.	155,053,376
Wire fences		4,780,673			2,743,196		483,950		7,039,919		3		1,236,208		119,205		165,466			1,282,469		5,757,450		3,544,465
Watering troughs		3,930,660			1,222,260		168,672		4,984,248		5		1,175,796		31,642		180,287			1,324,441		3,659,807		2,754,864
Alfalfa fields and meadows		3,297,931			412,819		—		3,710,750		12-25-50		1,506,332		—		476,443			1,982,775		1,727,975		1,791,599
Buildings and constructions		29,779,631			1,266,614		232,617		30,813,628		2		2,486,149		54,443		597,168			3,028,874		27,784,754		27,293,482
Machinery		10,594,431			709,243		16,591		11,287,083		10		7,025,548		16,591		743,941			7,752,898		3,534,185		3,568,883
Vehicles		2,309,795			342,446		220,118		2,432,123		20		1,194,039		165,292		351,526			1,380,273		1,051,850		1,115,756
Tools		197,916			12,505		—		210,421		10		152,253		—		9,989			162,242		48,179		45,663
Furniture and equipment		1,213,670			41,073		14,628		1,240,115		10		829,699		9,647		93,776			913,828		326,287		383,971
Corrals and leading lanes		868,155			146,938		70,673		944,420		3		158,319		11,704		28,681			175,296		769,124		709,836
Roads		2,200,904			280,560		295,640		2,185,824		10		894,000		249,322		171,995			816,673		1,369,151		1,306,904
Facilities		12,615,362			1,193,525		63,239		13,745,648		10-20-33		5,823,780		44,900		986,899			6,765,779		6,979,869		6,791,582
Computer equipment		1,453,980			1,101,326		4,198		2,551,108		20		1,007,257		12,152		449,276			1,444,381		1,106,727		446,723
Silo plants		1,096,519			180,897		—		1,277,416		5		406,464		—		57,910			464,374		813,042		690,055
Feed Lot		—			—		—		—		—		—		—		—			—		—		2,287,845
Constructions in progress		8,841,634			16,155,978		16,251,602		8,746,010		—		—		—		—			—		8,746,010		8,841,633
Advances to suppliers		204,572			91,195		—		295,767		—		—		—		—			—		295,767		204,572
Forest Products- Posts		70,383			62,311		23,537		109,157		—		—		—		—			—		109,157		70,384
Forest Products raw materials (3)		4,320,000			—		—		4,320,000		—		—		—		—			—		4,320,000		4,320,000
Improvements in third parties buildings		3,553,919			8,280,733		—		11,834,652		—		—		—		19,765			19,765		11,814,887		3,553,919

Total as of June 30, 2007	Ps.	246,383,511	(1)	Ps.	50,575,370	Ps.	23,525,252	Ps.	273,433,629			Ps.	23,895,844	Ps.	714,898	Ps.	4,333,122	(2)	Ps.	27,514,068	Ps.	245,919,561

Total as of June 30, 2006	Ps.	188,561,525		Ps.	84,736,740	Ps.	22,993,849	Ps.	250,304,41	6(1)		Ps.	22,063,929	Ps.	1,647,113	Ps.	5,112,088		Ps.	25,528,904			Ps.	224,775,512

(1)	The difference is generated by the effect of Cactus consolidation reversion up to December 31, 2006 (see Note 2.c)).
(2)	The difference between current depreciation and the amount shown in Note 18. h) (Ps. 0.1 million) is generated by the effect of Cactus consolidation reversion up to December 31, 2006. (see Note 2.c))
(3)	See Note 3.h

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

b)	Intangible assets

Principal Account	Value at the beginning of year		Additions and/ or transfers		Value at the end of year		Amortization							Net carrying value as of June 30, 2007		Net Carrying value as of June 30, 2006
							Rate %	Accumulated at the beginning of year		Amount		Accumulated at the end of year
Concession rights	Ps.	23,581,646		—	Ps.	23,581,646	—	Ps.	—	Ps.	—	Ps.	—	Ps.	23,581,646	Ps.	23,581,646
Development costs		1,410,368		—		1,410,368	33.33		1,410,368		—		1,410,368		—		—
Organization expenses		448,818		—		448,818	—		448,818		—		448,818		—		—
Patents and trademarks		18,938		—		18,938	—		18,938		—		18,938		—		—

Total as of June 30, 2007	Ps.	25,459,770	Ps.	—	Ps.	25,459,770		Ps.	1,878,124	Ps.	—	Ps.	1,878,124	Ps.	23,581,646

Total as of June 30, 2006	Ps.	1,878,124	Ps.	23,581,646	Ps.	25,459,770		Ps.	1,878,124	Ps.	—	Ps.	1,878,124			Ps.	23,581,646

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

c)	Investments

Type and characteristics of the securities	Carrying value as of June 30, 2007		Carrying value as of June 30, 2006
Current investments

Mutual funds
Bank of New York Hamilton Fund in dollars	Ps.	37,946,618	Ps.	54,906
Banco Río Special Fund in pesos		366,599		898,081
BankBoston 1784 Fund		—		246,404

	Ps.	38,313,217	Ps.	1,199,391

Notes and Convertible Notes
Interest Convertible Notes – IRSA		379,408		386,779
Global 2010 Bonds		121,529		93,140
Nobacs		—		3,030,000
Mortgage Bonds		1,027,284		1,334,180

	Ps.	1,528,221	Ps.	4,844,099

Time deposits	Ps.	—	Ps.	180,298

Total current investments	Ps.	39,841,438	Ps.	6,223,788

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

d)   Allowances and provisions

Items	Opening Balances			Increases for the year		Decreases for the year		Applications		Closing Balances
2007
Deducted from assets Allowance for doubtful accounts	Ps.	374,830			—		—		(2,471)		372,359

Total deducted from assets	Ps.	374,830			—		—		(2,471)		372,359

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	69,343			1,702,390		(24,127)		—		1,747,606

Total included in non-current liabilities	Ps.	69,343	(1)		1,702,390		(24,127)		—		1,747,606

2006
Deducted from assets Allowance for doubtful accounts	Ps.	386,344		Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Total deducted from assets	Ps.	386,344		Ps.	68,616	Ps.	(25,000)	Ps.	(55,130)	Ps.	374,830

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	104,198		Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

Total included in non-current liabilities	Ps.	104,198		Ps.	79,695	Ps.	—	Ps.	—	Ps.	183,893

2005
Deducted from assets Allowance for doubtful accounts	Ps.	412,067		Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	386,344

Total deducted from assets	Ps.	412,067		Ps.	18,633	Ps.	(5,824)	Ps.	(38,532)	Ps.	386,344

Included in non-current liabilities Provision for lawsuits and contingencies	Ps.	38,327		Ps.	65,871	Ps.	—	Ps.	—	Ps.	104,198

Total included in non-current liabilities	Ps.	38,327		Ps.	65,871	Ps.	—	Ps.	—	Ps.	104,198

(1)	The difference is generated by the effect of Cactus consolidation reversion up to December 31, 2007 (see Note 2.c)).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

e)   Cost of sales

	For the year ended June 30,
	2007		2006		2005
Inventories at the beginning of the year	Ps.	75,645,207	Ps.	87,391,271	Ps.	68,869,857
Unrealized gain on inventories — Beef cattle		4,257,460		2,992,652		10,160,759
Unrealized gain on inventories — Crops		(2,010,254)		1,391,209		(456,710)
Production income (1)		100,848,458		65,425,191		67,601,686
Transfer of inventory to property and equipment		(122,253)		(229,139)		(120,160)
Loss (gain) from operations in the commodity markets		3,120,744		337,116		4,187,524
Transfer of inventory to cost of sales		(964,412)		(1,594,806)		(455,353)
Transfer of unharvested crops to expenses		(4,941,124)		(5,870,788)		(5,112,403)
Recovery of inventories		—		395,903		345,908
Purchases		21,294,791		21,490,531		13,529,596
Operating expenses (Note 18.h)		4,792,724		2,499,521		1,976,084
Inventories at the end of the year		(102,788,813)		(75,645,207)		(87,391,272)

Cost of Sales	Ps.	99,132,528	Ps.	98,583,454	Ps.	73,135,516

(1)	Includes income from change in value of cattle Ps. 19.5 million as of June 2007, Ps. 20.5 million as of June 30, 2006 and Ps. 20.0 million as of June 30, 2005.
(1)	Includes income from change in value of grains Ps. 71.7 million as of June 30, 2007, Ps. 37.0 million as of June 30, 2006 and Ps. 44.1 million as of June 30, 2005.
(1)	Includes income from change in value of milk Ps. 9.7 million as of June 30, 2007, Ps. 7.9 million as of June 30, 2006 and Ps. 3.5 million as of June 30, 2005.
(1)	Includes income from change in value of others Ps. 0.1 million as of June 30, 2006 and Ps. 0.1 million as of June 30, 2005.

f)   Cost of production

	For the year ended June 30,
	2007		2006		2005
Inventories at the beginning of the year	Ps.	15,650,704	Ps.	11,678,847	Ps.	9,871,724
Unrealized gain on inventories — Beef cattle		845,483		(144,941)		1,460,020
Transfer of inventory to property and equipment		(1,338,206)		(550,208)		(988,050)
Transfer of inventory to cost of production		964,412		551,891		253,460
Transfer of unharvested crops to expenses		(23,591,040)		(14,834,459)		(12,232,408)
Recovery of inventories		—		(395,903)		(345,908)
Purchases		27,309,496		18,965,547		14,074,118
Operating expenses (Note 18.h)		76,128,591		60,805,368		53,157,044
Inventories at the end of the year		(20,040,927)		(15,650,704)		(11,678,844)

Cost of production	Ps.	75,928,513	Ps.	60,425,438	Ps.	53,571,156

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

g)   Foreign currency assets and liabilities

	June 30, 2007					June 30, 2006
Item	Type and amount of foreign currency		Current exchange rate $	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	12,837,960	3.053	Ps.	39,194,292	US$	7,835,857	Ps.	23,868,019
Cash and banks in Brazilian Reais	R$	2,584	1.410		3,643	R$	1,524		1,964
Investments
Mutual funds	US$	12,429,289	3.053		37,946,618	US$	18,026		54,906
Interest of IRSA Convertible Notes	US$	122,667	3.093		379,408	US$	125,333		386,779
Deposits in foreign banks	US$	—			—	US$	59,192		180,298
Trade accounts receivable	US$	208,981	3.053		638,020	US$	14,768		44,982
Other receivables Collateralized	US$	2,291,261	3.053		6,995,220	US$	1,148,224		3,497,490
Guarantee deposits, premiums collected (paid) and margin deposits receivable from brokers.	US$	918,904	3.053		2,805,415	US$	475,302		1,447,771
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA S.A.	US$	34,563	3.093		106,903	US$	—		—
Cactus Argentina S.A.	US$	1,326	3.093		4,100	US$	4,140		12,775
Others	US$	20,000	3.093		61,860	US$	20,698		63,875
Non-Current Assets
Other receivables
Collateralized	US$	4,290,164	3.053		13,097,871	US$	2,713,488		8,265,284
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Alto Palermo S.A.	US$	57,660	3.093		178,341	US$	189,470		584,704
IRSA S.A.	US$	13,294	3.093		41,117	US$	48,721		150,353
Others	US$	7,330	3.093		22,673	US$	27,067		83,529
Investments
IRSA Convertible Notes	US$	12,000,000	3.093		37,116,000	US$	12,000,000		37,031,999

U$S	U$S	45,233,399			138,587,838	US$	24,680,286		75,672,764

R$	R$	2,584			3,643	R$	1,524		1,964

Total Assets				Ps.	138,591,481			Ps.	75,674,728

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	4,278,537	3.093	Ps.	13,233,514	US$	3,521,509	Ps.	10,867,379
Accruals	US$	206,984	3.093		640,202	US$	862,487		2,661,634
Short term debt
Local Banks	US$	5,552,260	3.093		17,173,139		4,399,210		13,575,961
Accrued interest Convertible Notes	US$	62,324	3.093		192,768		264,500		816,247
Convertible Notes	US$	2,768,826	3.093		8,563,979		—		—
Non-Current Liabilities
Trade accounts payables
Accruals	US$	79,609	3.093		246,231		270,671		835,292
Long term debt
Loans	US$	8,000,000	3.093		24,744,000		6,600,000		20,367,600
Convertible Notes	US$	—			—	US$	25,324,460		78,151,284

Total Liabilities	US$	20,948,540		Ps.	64,793,833	US$	41,242,837	Ps.	127,275,397

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In Argentine Pesos, except as otherwise indicated)

h) Other expenses

	Expenses						Total		Total		Total
Items	Operating		Selling		Administrative		for the year ended June 30, 2007		for the year ended June 30, 2006		for the year ended June 30, 2005
Directors’ fees	Ps.	—	Ps.	—	Ps.	402,554	Ps.	402,554	Ps.	248,124	Ps.	116,591
Fees and payments for services		913,110		—		6,721,234		7,634,344		4,427,745		1,724,405
Salaries and wages and social security contributions		9,290,266		238,688		6,423,041		15,951,995		11,182,190		8,564,100
Taxes, rates and contributions		830,325		22,926		743,463		1,596,714		876,834		1,212,585
Gross sales tax		—		1,169,682		—		1,169,682		686,731		92,142
Office and administrative expenses		343,526		—		1,373,530		1,717,056		1,136,922		776,848
Bank commissions and expenses		63,307		3,514		8,686		75,507		33,725		35,715
Depreciation (4)		3,971,893		—		487,174		4,459,067		5,112,088		4,169,139
Vehicle and traveling expenses		751,198		44,551		156,600		952,349		1,002,336		749,540
Spare parts and repairs		3,374,411		—		22,783		3,397,194		1,922,383		1,487,293
Insurance		301,012		—		53,042		354,054		288,360		276,137
Employees’ maintenance		473,442		176		193,210		666,828		493,395		507,776
Livestock expenses (1)		8,831,080		728,410		—		9,559,490		13,364,810		13,316,510
Dairy farm expenses (2)		5,104,139		37,402		—		5,141,541		4,178,375		1,507,746
Agricultural expenses (3)		45,444,315		7,632,498		—		53,076,813		38,357,299		33,056,177
Feed lot expenses		451,093		—		—		451,093		581,329		485,352
Silo expenses		62,004		—		—		62,004		87,691		161,550
Coal expenses		—		—		—		—		202		—
Agropecuaria Cervera expenses		—		—		—		—		66,178		—
Advertising expenses		9,750		61,349		—		71,099		75,524		72,834
Other		706,444		32,695		42,771		781,910		894,407		691,533

Total for the year ended June 30, 2007	Ps.	80,921,315	Ps.	9,971,891	Ps.	16,628,088	Ps.	107,521,294

Total for the year ended June 30, 2006	Ps.	63,304,889	Ps.	10,151,452	Ps.	11,560,307			Ps.	85,016,648

Total for the year ended June 30, 2005	Ps.	55,133,128	Ps.	6,599,566	Ps.	7,271,279					Ps.	69,003,973

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.
(4)	The difference between this amount and current depreciation shown in Note 18. a) (Ps. 0,1 million) is generated by the effect of Cactus consolidation reversion up to December 31, 2006 (see Note 2.c)).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the six-month periods

ended December 31, 2007 and 2006

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Schedules

Balance Sheet

Statement of Income

Statement of Changes in Shareholders’ Equity

Statement of Cash Flows

Notes to the Financial Statements

Schedules

Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations

Business Highlights

Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 73 started on July 1, 2007

Financial Statements for the six-month period ended December 31, 2007

In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	December 05, 2007

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	320,774,772	320,774,772	320,774,772

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of December 31, 2007 and 2006 and June 30, 2007

	December 31, 2007 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	6,192,201	46,930,644	15,722,360
Investments (Note 4.b.)	1,038,815	39,841,438	7,124,631
Trade accounts receivable (Note 4.c.)	17,737,856	37,930,596	12,226,807
Other receivables (Note 4.d.)	40,360,738	39,611,870	14,675,747
Inventories (Note 4.e.)	92,485,202	52,460,289	49,476,568
Other assets (Note 4.f.)	19,802,484	—	—

Total current assets	177,617,296	216,774,837	99,226,113

Non-current assets
Other receivables (Note 4.d.)	38,589,842	43,236,560	41,210,720
Inventories (Note 4.e.)	71,183,737	68,345,438	66,616,712
Investments on controlled and related companies (Note 4.b.)	758,830,981	503,860,500	483,917,853
Other investments (Note 4.b.)	352,260	37,468,260	36,764,716
Fixed assets, net (Schedule A)	255,890,648	245,919,561	236,440,473
Intangible assets, net (Schedule B)	23,581,646	23,581,646	23,581,646

Subtotal Non-Current Assets	1,148,429,114	922,411,965	888,532,120

Goodwill (Note 4.b.)	(134,678,152)	(67,306,386)	(72,145,013)

Total Non-Current Assets	1,013,750,962	855,105,579	816,387,107

Total Assets	1,191,368,258	1,071,880,416	915,613,220
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.g.)	41,017,073	30,935,851	38,330,776
Loans (Note 4.h.)	217,809,995	122,749,734	139,817,661
Salaries and social security payable (Note 4.i.)	2,731,756	4,219,120	1,912,932
Taxes payable (Note 4.j.)	5,186,496	6,699,044	3,628,241
Advances from customs (Note 4.k.)	11,969,669	—	—
Other debts (Note 4.l.)	1,696,797	3,087,957	3,991,740

Total Debts	280,411,786	167,691,706	187,681,350

Total current liabilities	280,411,786	167,691,706	187,681,350

Non-current liabilities
Trade accounts payable (Note 4.g.)	—	246,231	536,279
Loans (Note 4.h.)	—	24,744,000	24,496,000
Taxes payable (Note 4.j.)	56,945,343	51,312,237	40,516,058
Other debts (Note 4.l.)	320,468	347,549	434,309
Provisions (Schedule E)	1,773,328	1,747,606	522,348

Total Non-current liabilities	59,039,139	78,397,623	66,504,994

Total Liabilities	339,450,925	246,089,329	254,186,344

Minority interest	934,075	836,872	576,428

SHAREHOLDERS’ EQUITY	850,983,258	824,954,215	660,850,448

Total Liabilities and Shareholders’ Equity	1,191,368,258	1,071,880,416	915,613,220

The accompanying notes and schedules are an integral part of the consolidated financial statements

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	December 31, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
Production income:
Crops	12,840,230	6,586,411
Beef cattle	13,528,391	11,125,808
Milk	9,339,925	5,478,723

Total production income	35,708,546	23,190,942

Cost of production (Schedule F.2):
Crops	(10,454,611)	(8,007,741)
Beef cattle	(9,746,041)	(8,258,522)
Milk	(6,252,352)	(3,537,970)

Total cost of production	(26,453,004)	(19,804,233)

Production profit	9,255,542	3,386,709

Sales:
Crops	35,118,126	13,239,915
Beef cattle	14,697,505	15,400,961
Milk	8,958,759	4,603,474
Feed Lot	—	3,102,229
Others	9,349,281	5,072,774

Total Sales	68,123,671	41,419,353

Cost of sales (Schedule F.1):
Crops	(32,477,083)	(13,761,324)
Beef cattle	(13,518,741)	(14,732,739)
Milk	(8,958,759)	(4,603,474)
Feed Lot	—	(2,784,316)
Others	(4,868,595)	(1,519,840)

Total cost of sales	(59,823,178)	(37,401,693)

Sales profit	8,300,493	4,017,660

Gross profit	17,556,035	7,404,369

Selling expenses (Schedule H)	(5,069,107)	(2,639,664)
Administrative expenses (Schedule H)	(9,000,360)	(8,550,529)
Gain from sale of farm	3,233,104	—
Gain from valuation of others assets at net realization value	17,424,454	—
Holding gain – Beef cattle (Schedules F.1 and F.2)	2,657,122	1,469,238
Holding gain – Crops, raw materials and MAT	(4,389,461)	1,935,168

Operating gain (loss)	22,411,787	(381,418)

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	2,800,354	(336,975)
Interest income	1,816,470	598,966
Doubtful Accounts (Schedule E)	(22,053)	—
Tax on banking debits and credits	(1,915,104)	(780,573)
Holding gain and result of transactions on securities investment	555,070	3,991
Interest on bonds	(387,392)	1,474,472
Others	2,743	638,201

Total	2,850,088	1,598,082

Generated by liabilities:
Financial expenses:
Interest on Convertible bonds	(88,383)	(2,885,819)
Interest on loans	(9,213,182)	(4,093,793)
Others	(417,651)	(210,967)
Exchange differences and discounts	(406,662)	1,249,211

Total	(10,125,878)	(5,941,368)

Other income and expenses, net
Gains from other fixed assets sales	425	28,506
Others	137,769	(361,130)
Shareholders’ personal assets tax and miscellaneous	(2,551,775)	(872,962)

	(2,413,581)	(1,205,586)

Gain from controlled and related companies	9,005,199	22,953,379
Management fee	(1,582,959)	(2,108,111)

Net before income tax and minority interest	20,144,656	14,914,978

Income tax expense	(5,631,806)	2,140,134
Minority interest	(40,194)	(16,557)

Net income for the period	14,472,656	17,038,555

The accompanying notes and schedules are an integral part of the consolidated financial statements

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

	December 31, 2007 (Notes 1, 2 and 3) Pesos	December 31, 2006 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents

Cash and cash equivalents at the beginning of the year	85,243,861	27,377,050
Cash and cash equivalents at the end of the year	6,316,740	21,346,768

Net decrease in cash and cash equivalents	(78,927,121)	(6,030,282)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	14,472,656	17,038,555
Accrued interest during the period	9,295,706	6,554,447
Income tax	5,631,806	(2,140,134)

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(9,005,199)	(22,953,379)
Minority interest	97,204	16,557
Increase in allowances, provisions and accruals	5,638,622	5,276,826
Amortization and depreciation	2,384,843	2,155,559
Holding gain – Inventory	1,732,339	(3,404,406)
Financial results	(474,796)	(1,479,332)
Gain from sale of fixed assets	(3,233,104)	(28,506)
Gain from valuation of others assets at net realization value	(17,424,454)	—

Changes in operating assets and liabilities
Decrease in current investments	216,268	4,681,248
Decrease (increase) in trade accounts receivable	20,132,221	(1,142,190)
(Increase) decrease in other receivables	(12,348,583)	585,422
Increase in inventories	(45,386,491)	(21,044,316)
Increase (decrease) in social security payables, taxes payable and advances from customs	8,971,057	(180,483)
Increase in trade accounts payable	5,865,569	8,811,227
Dividends collected	1,551,436	811,784
Increase in other debts	691,499	623,911

Cash flows applied to operating activities	(11,191,401)	(5,817,210)

Investment activities
Increase in interest related companies	(142,997,995)	—
Acquisition and upgrading of fixed assets	(14,051,592)	(13,844,652)
Collection of receivables from sale of fixed assets	17,300,470	3,290,752
Sale of fixed assets	3,030,776	52,638

Cash flows applied to investment activities	(136,718,341)	(10,501,262)

Financing activities
Exercise of Warrant	11,161,503	8,358,757
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	93,862,626	53,427,182
Decrease in financial loans	(24,098,809)	(43,767,189)
Decrease in other liabilities	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	68,982,621	10,288,190

Net decrease in cash and cash equivalents	(78,927,121)	(6,030,282)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	790,940	—
Increase in other receivables by sale of fixed assets	310,900	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	15,989,348
Complementary information
Interest paid	4,991,924	3,816,145
Income tax expense paid	1,304,073	1,737,516

Alejandro G. Elsztain

Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of December 31, 2007 and 2006 and the Statements of Income and the Statements of Cash Flows for the six-month periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

Since December 31, 2006, Cresud S.A. has stopped the application of the proportional consolidation method with Cactus Argentina S.A. (Cactus), due to the reduction of the interest in Cactus from 50% to 24% (see Note 12.c of the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of December 31, 2007 and 2006 have been used in order to determine the investment at its equity value and line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2007 and December 31, 2006.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	68.10	68.10
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

When adding Agropecuaria Cervera S.A. (ACER), the total price paid was allocated to identified individual assets; they include ARS 23.6 million as concession rights that are booked as intangible assets (See Exhibit B) to these stand-alone financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of December 31, 2007 and 2006, and as of June 30, 2007, the principal items of the financial statements are as follow:

a.	Cash and banks

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Cash	49,634	75,085	46,381
Foreign currency (Schedule G)	5,415	4,137	78,923
Local currency checking account	3,669,314	7,258,440	6,971,694
Foreign currency checking account (Schedule G)	2,213,207	39,189,438	8,148,765
Local currency saving account	47,108	49,708	69,409
Foreign currency saving account (Schedule G)	46,304	4,360	33,223
Checks to be deposited	161,219	349,476	373,965

	6,192,201	46,930,644	15,722,360

b.	Investments and Goodwill

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Investment
Investment (Schedules C and G)	1,038,815	39,841,438	7,124,631

	1,038,815	39,841,438	7,124,631

Investment from related companies
Investment from related companies (Note 12 and schedule C)	758,830,981	503,860,500	483,917,853

	758,830,981	503,860,500	483,917,853

Other investments
Other investments (Schedules C and G)	352,260	37,468,260	36,764,716

	352,260	37,468,260	36,764,716

Goodwill
Goodwill (Schedule C)	(134,678,152)	(67,306,386)	(72,145,013)

	(134,678,152)	(67,306,386)	(72,145,013)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accounts receivable in local currency	13,932,617	36,594,225	11,611,940
Less:
Allowance for doubtful accounts (Schedule E)	(394,412)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	3,639,803	638,020	832,495
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	558,915	1,069,777	154,731
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	933	933	—

	17,737,856	37,930,596	12,226,807

d.	Other receivables

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Prepaid leases	27,073	6,434,233	119,930
Income tax prepayments and tax credit (net of accrual for income tax)	9,201,167	10,276,688	2,870,617
Guarantee deposits and premiums (Schedule G)	1,634,329	2,805,415	3,189,269
Secured by mortgage (Schedule G)	7,291,321	6,995,220	2,950,028
Prepaid expenses	179,095	193,568	185,946
Gross sales tax credit	27,439	14,086	27,259
Other tax credit	235,286	249,905	199,968
Tax prepayments	14,471,919	7,083,007	2,376,036
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,215,234	4,266,771	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	106,159
Agro-Uranga S.A.	1,214,366	511,221	1,052,378
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	—	30,537	593,313
Credits to employees	207,353	225,994	82,029
Directors	991	735	—
Others (Schedule G)	2,655,165	417,587	922,815

	40,360,738	39,611,870	14,675,747

Non-current
Prepaid leases	277,455	179	118,495
Income tax prepayments and others	13,515,091	19,966,998	28,192,027
Secured by mortgage (Schedule G)	11,119,860	13,097,871	6,043,975
Tax on minimum presumed income	10,281,813	7,750,517	4,147,358
Valued Added Tax credit	2,718,030	1,636,291	1,759,608
Deferred tax	677,593	538,473	401,553
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	4,100	5,363
Alto Palermo S.A. (Schedule G)	—	178,341	382,099
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	41,117	89,827
Others (Schedule G)	—	22,673	70,415

	38,589,842	43,236,560	41,210,720

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Beef cattle	13,457,557	11,130,777	10,232,818
Crops	18,389,501	30,866,271	4,554,722
Unharvested crops	42,281,037	2,673,752	24,464,198
Seeds and fodder	1,573,868	2,250,776	1,335,434
Materials and others	16,411,438	5,538,713	8,817,415
Advances to suppliers	371,801	—	71,981

	92,485,202	52,460,289	49,476,568

Non-Current
Beef cattle	71,183,737	68,345,438	66,616,712

	71,183,737	68,345,438	66,616,712

f.	Others assets

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Properties for sale – (real states)	19,802,484	—	—

	19,802,484	—	—

g.	Trade accounts payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Suppliers in local currency	2,927,959	1,021,578	7,465,185
Suppliers in foreign currency (Schedule G) (1)	10,759,943	13,233,514	14,052,974
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	89,177	40,508	27,405
Comercializadora los Altos S.A.( ex Alto City.Com S.A.)	—	—	298
Alto Palermo S.A.	1,371,677	1,075,643	1,295,803
IRSA Inversiones y Representaciones S.A.	160,730	124,752	139,772
Cactus Argentina S.A.	132,490	669,346	—
Estudio Zang, Bergel & Viñes	535,347	328,551	148,269
Fundación IRSA	1,190,000	1,800,000	2,200,000
Cactus Feeders Inc.	—	—	141
CYRSA S.A.	38,062	—	—
Accrual for other expenses (Schedule G)	23,811,688	11,478,248	11,470,532
Accrual for harvest expenses	—	1,163,711	1,530,397

	41,017,073	30,935,851	38,330,776

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	536,279

	—	246,231	536,279

(1)	As of December 31, 2007 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h.	Loans

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Local financial loans (Note 15 and schedule G)	192,261,964	114,005,729	77,855,308
Foreign financial loans (Notes 15, 16 and schedule G)	25,548,031	—	—
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	252,058
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	376,020
Directors	—	3,148	1,052
Convertible Notes 2007 expenses	—	(12,742)	(212,135)
Convertible Notes 2007 (Schedule G)	—	8,563,979	24,657,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	36,784,590
Directors	—	104,160	102,883

	217,809,995	122,749,734	139,817,661

Non-Current
Foreign financial loans (Notes 15, 16 and schedule G)	—	24,744,000	24,496,000

	—	24,744,000	24,496,000

i.	Salaries and social security payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	2,188,133	3,775,108	1,250,001
Social security taxes payable	491,409	88,647	504,742
Salaries payable	29,088	277	82,462
Health care payable	21,203	32,694	44,821
Others	1,923	322,394	30,906

	2,731,756	4,219,120	1,912,932

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

j.	Taxes payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for income tax	—	—	16,978
Tax on minimum presumed income	2,656,058	5,503,470	2,086,303
Value added tax	61,848	219,776	71,765
Property tax payable	—	230,361	203,254
Taxes withheld Income tax	305,272	518,641	210,009
Gross sales tax payable	167,124	193,103	113,290
Taxes withheld-Gross sales tax payable	—	937	1,984
Taxes withheld-Value added tax payable	—	20,270	26,566
Others	1,996,194	12,486	898,092

	5,186,496	6,699,044	3,628,241

Non-current
Deferred income tax	56,945,343	51,312,237	40,516,058

	56,945,343	51,312,237	40,516,058

k.	Advanced from customs

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

l.	Other debts

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advances from customs	—	—	405,800
Management fees accrual	1,408,837	2,817,997	3,067,145
Other income to be accrued	54,164	—	257,600
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	99,600	81,600	22,122
Cactus Feeders Inc. (Schedule G)	—	—	30,891
Others (Schedule G)	—	54,164	73,986

	1,696,797	3,087,957	3,991,740

Non-current
Other income to be accrued	320,468	347,549	433,309
Guarantee deposit	—	—	1,000

	320,468	347,549	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006 financial period	—	—	—	—	—	12,226,807	—	—	8,625,434
4th quarter 2007/2006 financial period	—	—	375,605	—	—	—	—	—	618,270
1st quarter 2008/2007 financial period	—	—	—	—	37,930,596	—	—	17,675,316	2,844,079
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,822,775	383,660
3rd quarter 2008/2007 financial period	—	—	—	17,737,856	—	—	21,575,165	1,422,981	430,291
4th quarter 2008/2007 financial period	—	—	—	—	—	—	7,706,875	4,703,416	5,712
1st quarter 2009/2008 financial period	—	—	—	—	—	—	4,154,043	2,178,303	2,156,185
2nd quarter 2009/2008 financial period	—		—	—		—	1,713,923	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	1,038,815	39,462,030	6,749,026	—	—	—	5,210,732	11,987,382	2,204,304
With no stated non-current term	352,260	37,468,260	36,764,716	—	—	—	27,469,982	30,138,689	35,155,320

Total	1,391,075	77,309,698	43,889,347	17,737,856	37,930,596	12,226,807	78,950,580	82,848,430	55,886,467

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	37,116,000	36,743,999	—	—	—	17,743,155	23,995,134	8,829,786
At variable interest rate	1,038,815	39,462,030	6,749,026	—	—	—	3,010,055	—	10,277,738
Non-interest bearing	352,260	731,668	396,322	17,737,856	37,930,596	12,226,807	58,197,370	58,853,296	36,778,943

Total	1,391,075	77,309,698	43,889,347	17,737,856	37,930,596	12,226,807	78,950,580	82,848,430	55,886,467

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5	(Continued):

a) Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006	—	—	38,605,240	—	—	13,708,670	—	—	1,255,371	—	—	3,559,136
4th quarter 2007/2006	—	—	—	—	—	629,130	—	—	—	—	—	41,113
1st quarter 2008/2007	—	30,935,851	—	—	15,298,547	4,312,710	—	3,502,650	657,561	—	6,590,222	—
2nd quarter 2008/2007	—	—	—	—	10,618,597	61,333,223	—	716,470	—	—	108,822	27,992
3rd quarter 2008/2007	40,819,426	—	—	10,417,725	—	—	1,829,408	—	—	3,093,647	—	—
4th quarter 2008/2007	—	—	—	23,414,350	—	—	—	—	—	1,986,618	—	—
1st quarter 2009/2008	—	—	—	3,883,851	—	—	757,488	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,192,000	24,744,000	24,496,000	144,860	—	—	106,231	—	—
Overdue	—	—	—	—	—		—	—	—	—	—	—
With no stated current term	197,647	—	210,404	154,902,069	96,832,590	59,833,928	—	—	—	—	—	—
With no stated non-current term	—	246,231	51,411	—	—	—	—	—	—	56,945,343	51,312,237	40,516,058

Total	41,017,073	31,182,082	38,867,055	217,809,995	147,493,734	164,313,661	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Based on their estimated payment term	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3rd quarter 2007/2006	—	—	—		—	3,655,190	—	—	—
4th quarter 2007/2006	—	—	—		—	116,487	—	—	—
1st quarter 2008/2007	—	—	—		2,913,138	85,867	—	—	—
2nd quarter 2008/2007	—	—	—		13,541	—	—	—	—
3rd quarter 2008/2007	—	—	—	1,521,978	13,541	—	—	—	—
4th quarter 2008/2007	11,969,669	—	—	13,541	13,541	—	—	—	—
1st quarter 2009/2008	—	—	—	13,541	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	13,541	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	134,196	134,196	134,196	—	—	—
With no stated non-current term	—	—	—	320,468	347,549	434,309	1,773,328	1,747,606	522,348

Total	11,969,669	—	—	2,017,265	3,435,506	4,426,049	1,773,328	1,747,606	522,348

b) Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	4,892,518	4,484,003	4,439,062	216,701,195	147,405,126	163,684,531	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	36,124,555	26,698,079	34,427,993	1,108,800	88,608	629,130	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Total	41,017,073	31,182,082	38,867,055	217,809,995	147,493,734	164,313,661	2,731,756	4,219,120	1,912,932	62,131,839	58,011,281	44,144,299

Interest in rate that they accrue	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	13,541	—	—	—	—
Non-interest bearing	11,969,669	—	—	2,017,265	3,421,965	4,426,049	1,773,328	1,747,606	522,348

Total	11,969,669	—	—	2,017,265	3,435,506	4,426,049	1,773,328	1,747,606	522,348

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible notes into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 13 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	December 31, 2007	December 31, 2006
Average appraised stock in circulation	313,743,488	221,502,597
Average appraised diluted ordinary stock	313,743,488	321,214,392

	December 31, 2007	December 31, 2006
Earnings for the calculation of basic earnings per share	14,472,656	17,038,555
Exchange differences	—	(639,754)
Financing expenses	—	2,885,819
Income tax	—	(733,172)
Management fees	—	(151,289)
Earnings for the calculation of diluted earnings per share	14,472,656	18,400,159

BASIC Earnings per share	December 31, 2007	December 31, 2006
Earnings	14,472,656	17,038,555
Number of shares	313,743,488	221,502,597
Earnings per share	0.05	0.08

DILUTED Earnings per share	December 31, 2007	December 31, 2006
Earnings	14,472,656	18,400,159
Number of shares	313,743,488	321,214,392
Earnings per share	0.05	0.06

Due to the maturity of corporate Bonds convertible into shares of common stock of the Company which fell on November 14, 2007, there are no other instruments issued by the Company that may grant any right to be converted into shares of common stock. Therefore, as of such date, there are no differences between the basic and diluted earnings per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of December 31, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	35,118,126	14,697,505	8,958,759	—	9,349,281	—	68,123,671
Assets	255,787,771	164,794,265	33,927,435	11,402,815	2,046,797	(1) 723,409,175	1,191,368,258
Liabilities	25,196,201	2,585,634	670,610	132,490	290,543	310,575,447	339,450,925
Fixed asset additions (transfers)	3,235,321	10,273,154	648,200	—	514,410	171,447	14,842,532
Depreciation of fixed assets	1,307,326	627,013	76,999	—	79,359	294,146	2,384,843
Income from related parties	1,423,648	9,617	182,732	110,041	—	7,279,161	9,005,199

(1)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

As of December 31, 2006:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	13,239,915	15,400,961	4,603,474	3,102,229	5,072,774	—	41,419,353
Assets	176,865,618	136,485,232	51,347,274	4,409,482	2,534,963	(2) 543,970,651	915,613,220
Liabilities	16,819,420	2,726,141	102,309	2,757,853	2,101,849	229,678,772	254,186,344
Fixed asset additions	434,697	152,046	136,817	30,499	7,237,561	5,852,932	13,844,552
Depreciation of fixed assets	1,067,464	588,319	347,270	19,870	6,638	125,998	2,155,559
Income from related parties	384,697	2,848	54,109	—	—	22,511,725	22,953,379

(2)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	ACQUISITIONS AND SALES OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 1,019,217 was collected. The balances of USD 100,000 should be collected by August 21, 2008, plus interest at LIBOT plus 6%. This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at USD 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On December 27, 2007, the agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda” was signed. This property has been valued at net realization value as the conditions established by RT 17 apply, hence recognizing income for about USD 5.2 million.

NOTE 10:	RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

On May 2, 2006, a loan agreement for USD 8 million was executed with Crédit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding USD 5 million in any calendar year.

NOTE 11:	PRINCIPAL DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP FOR TRANSACTIONS OCCURRED IN THE SIX-MONTHS PERIOD ENDED DECEMBER 31, 2007

•	Reversal of the result from valuation of inventories at net realizable value

As discussed in footnote d) of Note 9 the Company signed an agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda”. The pending transfer deed of this agreement has not been consummated at period-end. However, as the Company received payments in advance that fixed the sales price and the terms and conditions of the contract assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued this inventory at net realizable value. As a result, the Company recognized a gain of Ps. 17.4 million during the six-month period ended December 31, 2007. Under US GAAP, because inventories are valued at acquisition cost and the sale has not been consummated, the gain recognized under Argentine GAAP should be reversed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of December 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/year Pesos	Current period/ year Pesos	Accumulated at the end of the period/year Pesos
Real estate	165,705,340	646,510	2,008,242	164,343,608	—	—	—	—	—	164,343,608	165,705,340	155,053,376
Wire fences	7,039,919	—	339,656	6,700,263	3	1,282,469	54,212	113,438	1,341,695	5,358,568	5,757,450	3,464,600
Watering troughs	4,984,248	—	193,019	4,791,229	5	1,324,441	68,417	114,178	1,370,202	3,421,027	3,659,807	2,667,108
Alfalfa fields and meadows	3,710,750	228,551	—	3,939,301	12-25-50	1,982,775	—	278,975	2,261,750	1,677,551	1,727,975	1,557,677
Buildings and constructions	30,813,628	171,874	54,632	30,930,870	2	3,028,874	8,446	321,228	3,341,656	27,589,214	27,784,754	27,121,637
Machinery	11,287,083	612,413	—	11,899,496	10	7,752,898	—	386,487	8,139,385	3,760,111	3,534,185	3,703,291
Vehicles	2,432,123	179,316	—	2,611,439	20	1,380,273	—	181,000	1,561,273	1,050,166	1,051,850	998,604
Tools	210,421	1,200	—	211,621	10	162,242	—	5,340	167,582	44,039	48,179	49,630
Furniture and equipment	1,240,115	82,510	—	1,322,625	10	913,828	—	46,178	960,006	362,619	326,287	352,289
Corral and leading lanes	944,420	14,865	23,867	935,418	3	175,296	3,396	15,045	186,945	748,473	769,124	734,613
Roads	2,185,824	—	—	2,185,824	10	816,673	—	89,327	906,000	1,279,824	1,369,151	1,222,720
Facilities	13,745,648	83,477	1,322	13,827,803	10-20-33	6,765,779	264	535,235	7,300,750	6,527,053	6,979,869	6,377,318
Computer equipment	2,551,108	113,175	3,495	2,660,788	20	1,444,381	2,896	261,166	1,702,651	958,137	1,106,727	692,006
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	37,246	501,620	775,796	813,042	661,854
Feed Lot	—	—	—	—	—	—	—	—	—	—	—	2,179,478
Constructions in progress	8,746,010	7,164,453	228,551	15,681,912	—	—	—	—	—	15,681,912	8,746,010	15,886,725
Advances to suppliers	295,767	1,016,353	295,767	1,016,353	—	—	—	—	—	1,016,353	295,767	421,565
Forest Products- Posts	109,157	19,725	—	128,882	—	—	—	—	—	128,882	109,157	85,206
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	4,320,000
Improvements in third parties buildings	11,834,652	5,032,428	—	16,867,080	—	19,765	—	—	19,765	16,847,315	11,814,887	8,890,776

Total as of December 31, 2007	273,433,629	15,366,850	3,148,551	285,651,928		27,514,068	137,631	2,384,843	29,761,280	255,890,648

Total as of June 30, 2007	246,383,511	50,575,370	23,525,252	273,433,629		23,895,844	714,898	4,333,122	27,514,068		245,919,561

Total as of December 31, 2006	250,304,416	13,881,934	161,055	264,025,295		25,528,904	99,641	2,155,559	27,584,822			236,440,473

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

				Amortization				Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net Carrying value as of December 31, 2006 Pesos
	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Accumulated at the beginning of the year Pesos	Current period		Accumulated at the end of the year/period Pesos
Principal Account					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total as of December 31, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of December 31, 2006	25,459,770	—	25,459,770	1,878,124		—	1,878,124			23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
Type and characteristics of the securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	9,476	29,462	37,946,618	3,433,034	3.109000
Banco Río Special Fund in pesos		95,077	366,599	1,533,676
BankBoston 1784 Fund		—	—	477,562

		124,539	38,313,217	5,444,272

Bonds and Convertible Notes
Interest on IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	379,408	375,605
Global 2010 Bonds	110,000	117,987	120,899	106,208	1.072605
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	845,996	795,659	1,027,284	1,017,780	0.940500

		914,276	1,528,221	1,500,223

Deposits in foreign banks in dollars		—	—	180,136

		—	—	180,136

Total current investments		1,038,815	39,841,438	7,124,631

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C (Cont.)

						INFORMATION ON THE ISSUER
Type and characteristics of the securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	4,523,719	17,404,071
Shares	893,069	6,217,215	6,895,791	4,090,502
Higher property value		11,179,150	11,179,150	11,179,150

		17,396,365	18,074,941	15,269,652

CACTUS ARGENTINA S.A.
Shares	6,589,335	8,187,581	5,825,380	—	Unlisted	Development and Administration of Agriculture and beef products	27,455,563	458,503	34,114,920

		8,187,581	5,825,380	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	200,340,840	649,165,067	411,903,577	408,619,576	4.70000	Real Estate	578,676,461	5,782,983	1,875,087,223

		649,165,067	411,903,577	408,619,576

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	48,205	84,081,968	68,056,602	60,028,625	(1) 10.00	Agriculture and Real Estate	875,381,000	2,046,000	1,021,689,000

		84,081,968	68,056,602	60,028,625

	Subtotal	758,830,981	503,860,500	483,917,853

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	36,743,999
Coprolán		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—
Mercado a Termino de Buenos Aires		89,987	89,987	—

	Subtotal	352,260	37,468,260	36,764,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(134,678,152)	(67,306,386)	(72,145,013)

	Subtotal	(134,678,152)	(67,306,386)	(72,145,013)

Total non-current investments		624,505,089	474,022,374	448,537,556

(1)	In Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the six-month periods beginning on July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	41,286	(19,233)	—	394,412	372,359	372,359

Included in liabilities
Non-current law contingencies for pending lawsuits	1,747,606	(1) 25,722	—	—	1,773,328	1,747,606	522,348

Total as of December 31, 2007	2,119,965	67,008	(19,233)	—	2,167,740

Total as of June 30, 2007	444,173	1,702,390	(24,127)	(2,471)		2,119,965

Total as of December 31, 2006	558,723	362,582	(24,127)	(2,471)			894,707

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Feed Lot		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	68,306,890	64,236,404	—	—	—		—		68,306,890		64,236,404
Crops	30,866,271	10,550,495	—	—	—	—	—		—		30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—		—		360,162		478,313
Materials and others	—	—	—	—	—	—	1,231,477	273,377	—	150,085	1,231,477		423,462

	31,226,433	11,028,808	68,306,890	64,236,404	—	—	1,231,477	273,377	—	150,085		100,764,800		75,688,674
Holding gain - Beef cattle	—	—	2,762,655	1,417,078	—	—	—	—	—	62,083		2,762,655		1,479,161
Holding gain - Crops	6,526,811	1,744,377	—	—	—	—	(18,917)	15,992	—	—		6,507,894		1,760,369
Production	12,329,914	6,586,411	13,528,391	11,125,808	8,958,759	4,603,474	—	—	—	—		34,817,064		22,315,693
Transfer of inventories to expenses	—	—	—	—	—	—	—	(74,039)	—	(964,412)		—		(1,038,451)
Transfer to fixed assets and inventories	—	—	—	—	—	—	(393,822)	—	—	—		(393,822)		—
Transfer of unharvested crops to expenses	(2,533,678)	(1,977,604)	(64,219)	(33,701)	—	—	(694,567)	(508,616)	—	—		(3,292,464)		(2,519,921)
Purchases	3,809,270	1,111,511	1,738,223	4,687,017	—	—	3,869,000	1,317,201	—	3,048,994		9,416,493		10,164,723
Operating expenses (Schedule H)	—	—	—	—	—	—	2,547,105	1,283,374	—	577,038		2,547,105		1,860,412
Less:
Inventories at the end of the period
Beef cattle	—	—	(72,178,586)	(66,699,867)	—	—	—	—	—	—	(72,178,586)		(66,699,867)
Crops	(18,389,501)	(4,554,722)	—	—	—	—	—	—	—	—	(18,389,501)		(4,554,722)
Seeds and fodder	(492,166)	(177,457)	—	—	—	—	—	—	—	—	(492,166)		(177,457)
Materials and others	—	—	(574,613)	—	—	—	(1,671,681)	(787,449)	—	(89,472)	(2,246,294)	(93,306,547)	(876,921)	(72,308,967)

Cost of Sales	32,477,083	13,761,324	13,518,741	14,732,739	8,958,759	4,603,474	4,868,595	1,519,840	—	2,784,316		59,823,178		37,401,693

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops	2,673,752	1,662,592	—	—	—	—	2,673,752		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,680,316	4,142,815	521,927	—	160,940	119,865	4,363,183		4,262,680

	6,354,068	5,805,407	1,858,446	168,766	11,828,413	9,633,064		20,040,927		15,607,237
Holding gain (loss)	—	—	—	—	(105,533)	(9,923)		(105,533)		(9,923)
Holding gain - Crops	1,799,664	1,060,860	(16,056)	574,843	—	—		1,783,608		1,635,703
Transfer of inventories to expenses	—	—	—	964,412	—	—		—		964,412
Production	—	—	510,316	—	381,166	875,249		891,482		875,249
Transfer to fixed assets and inventories	(165,039)	—	(232,079)	—	—	—		(397,118)		—
Transfer of unharvested crops to expenses	(17,617,430)	(11,286,408)	(1,890,321)	(410,422)	(2,628,573)	(580,245)		(22,136,324)		(12,277,075)
Purchases	65,034,444	34,350,951	1,109,220	609,183	3,904,983	1,773,495		70,048,647		36,733,629
Operating expenses (Schedule H)	10,667,275	9,664,095	9,779,445	7,820,569	5,871,186	2,502,669		26,317,906		19,987,333
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(12,462,708)	(10,149,663)	(12,462,708)		(10,149,663)
Unharvested crops	(42,281,037)	(24,464,198)	—	—	—	—	(42,281,037)		(24,464,198)
Seeds and fodder	—	—	(676,699)	(895,926)	(405,003)	(262,051)	(1,081,702)		(1,157,977)
Materials and others	(13,337,334)	(7,122,966)	(696,231)	(572,903)	(131,579)	(244,625)	(14,165,144)	(69,990,591)	(7,940,494)	(43,712,332)

Cost of Production	10,454,611	8,007,741	9,746,041	8,258,522	6,252,352	3,537,970		26,453,004		19,804,233

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	726,914	3.109	2,259,977	US$	12,837,960	39,194,292	US$	2,733,526	8,260,717
Cash and banks in brazilian reais	Rs	2,946	1.680	4,949	Rs	2,584	3,643	Rs	139	194
Investments:
Mutual funds	US$	9,476	3.109	29,462	US$	12,429,289	37,946,618	US$	1,136,014	3,433,034
Interest of IRSA Convertible Notes 2007	US$	—		—	US$	122,667	379,408	US$	124,290	375,605
Deposits in foreign banks	US$	—		—	US$	—	—	US$	59,608	180,136
Trade accounts receivable:
Trade accounts receivable	US$	1,170,731	3.109	3,639,803	US$	208,981	638,020	US$	275,478	832,495
Other receivables:
Secured by mortgages	US$	2,345,230	3.109	7,291,321	US$	2,291,261	6,995,220	US$	976,184	2,950,028
Guarantee deposits	US$	525,677	3.109	1,634,329	US$	918,904	2,805,415	US$	1,055,350	3,189,269
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	34,670	106,159
Others	US$	409,231	3.109	1,272,300	US$	20,000	61,860	US$	20,000	61,240
Non current assets
Other receivables
Secured by mortgages	US$	3,576,668	3.109	11,119,860	US$	4,290,164	13,097,871	US$	1,999,992	6,043,975
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	—		—	US$	57,660	178,341	US$	124,787	382,099
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	29,336	89,827
Cactus	US$	—		—	US$	1,326	4,100	US$	1,751	5,363
Others	US$	—		—	US$	7,330	22,673	US$	17,514	53,628
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	36,743,999

Total US$	US$	8,763,927		27,247,052	US$	45,233,399	138,587,838	US$	20,588,500	62,707,574

Total Rs	Rs	2,946		4,949	Rs	2,584	3,643	Rs	139	194

Total Assets				27,252,001			138,591,481			62,707,768

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G (Cont.)

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	3,416,940	3.149	10,759,943	US$	4,278,537	13,233,514	US$	4,589,476	14,052,974
Accrual for other expenses	US$	191,062	3.149	601,655	US$	206,984	640,202	US$	382,124	1,170,064
Loans:
Local banks	US$	11,864,050	3.149	37,359,895	US$	5,552,260	17,173,139	US$	4,447,031	13,708,670
Foreign banks	US$	8,113,062	3.149	25,548,031	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	205,464	629,130
ON Convertibles 2007	US$	—		—	US$	2,768,826	8,563,979	US$	8,052,869	24,657,885
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	—		—	US$	—	—	US$	12,013,256	36,784,590
Directors	US$	—		—	US$	33,676	104,160	US$	33,600	102,883
Advanced from customs:
Advanced from customs	US$	3,850,006	3,109	11,969,669	US$	—	—	US$	—	—
Other debt:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Feeders	US$	—		—	US$	—	—	US$	10,000	30,620
Others	US$	—		—	US$	—	—	US$	6,568	20,112
Non current liabilities
Trade accounts payable:
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	175,140	536,279
Loans:
Foreign banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,496,000

Total Liabilities	US$	27,435,120		86,239,193	US$	20,948,540	64,793,833	US$	37,945,528	116,189,207

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006.

(Notes 1, 2, and 3)

Schedule H

Items	Total as of December 31, 2007 Pesos	Operating Expenses						Expenses		Total as of December 31, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Feed Lot Pesos	Selling Pesos	Administrative Pesos

Directors’ fees	500,027	—	—	—	—	—	—	—	500,027	127,972
Fees and payments for services	3,176,575	489,268	54,412	229,234	100,682	104,940	—	—	2,687,307	1,901,763
Salaries and wages	7,855,206	4,302,122	346,686	1,521,675	670,612	1,763,149	—	59,424	3,493,660	7,713,412
Social security taxes	1,181,361	439,995	67,403	229,892	142,700	—	—	—	741,366	1,226,151
Taxes, rates and contributions	312,907	183,703	63,746	39,471	55,954	24,532	—	—	129,204	546,029
Gross sales taxes	944,174	—	—	—	—	—	—	944,174	—	425,695
Office and administrative expenses	920,397	180,824	—	—	—	180,824	—	2,055	737,518	1,268,986
Bank commissions and expenses	23,390	23,056	1,278	5,216	408	16,154	—	—	334	58,043
Depreciation of fixed assets	2,384,843	2,093,667	1,146,855	612,583	254,870	79,359	—	—	291,176	2,155,559
Vehicle and traveling expenses	599,666	351,290	69,016	197,413	27,107	57,754	—	55,035	193,341	285,249
Spare parts and repairs	1,102,253	1,101,841	304,649	536,849	260,343	—	—	—	412	1,113,046
Insurance	115,371	89,109	22,191	55,453	7,893	3,572	—	—	26,262	300,222
Benefits to Employees	395,709	246,461	32,735	125,682	37,262	50,782	—	140	149,108	391,928
Livestock expenses (1)	6,396,933	5,896,984	—	5,896,984	—	—	—	499,949	—	5,523,527
Dairy farm expenses (2)	4,244,372	4,214,985	—	—	4,124,985	—	—	29,387	—	1,757,710
Agricultural expenses (3)	12,105,887	8,663,935	8,455,499	—	—	208,436	—	3,441,952	—	7,356,406
Feed lot expenses	—	—	—	—	—	—	—	—	—	451,093
Silo expenses	4,531	4,531	4,531	—	—	—	—	—	—	30,496
ACER expenses	—	—	—	—	—	—	—	—	—	(6,845)
FyO expenses	37,582	7,200	—	—	—	7,200	—	30,382	—	40,042
General expenses	616,265	571,409	97,346	328,311	95,349	50,403	—	6,609	38,247	371,454
Lease of machinery and equipment	1,085	1,015	333	682	—	—	—	—	70	—
Safety and hygiene expenses	3,616	3,616	595	—	3,021	—	—	—	—	—
Advertising expenses	12,328	—	—	—	—	—	—	—	12,328	—

Total as of December 31, 2007	42,934,478	28,865,011	10,667,275	9,779,445	5,871,186	2,547,105	—	5,069,107	9,000,360

Total as of December 31, 2006		21,847,745	9,664,095	7,820,569	2,502,669	1,283,374	577,038	2,639,664	8,550,529	33,037,938

(1)	Includes cattle food and additives, lodging, animal health and others,
(2)	Includes cattle food and additives, animal health and others,
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of December 31, 2007 and 2006 and June 30, 2007

	December 31, 2007 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	1,735,456	45,450,296	12,397,381
Investments (Note 8.b.)	943,738	39,474,839	4,933,257
Trade accounts receivable (Note 8.c.)	18,046,205	35,690,201	9,602,039
Other receivables (Note 8.d.)	45,872,734	53,565,714	13,754,016
Inventories (Note 8.e.)	89,165,985	51,461,237	47,282,830
Others assets ( Note 8.f.)	19,802,484	—	—

Total Current Assets	175,566,602	225,642,287	87,969,523

Non-Current Assets
Other receivables (Note 8.d.)	57,188,032	40,648,744	49,351,842
Inventories (Note 8.e.)	67,955,004	65,131,553	64,068,073
Investments on controlled and related companies (Note 8.b.)	771,259,529	519,790,677	504,582,334
Other investments (Note 8.b.)	262,273	37,378,273	36,764,716
Fixed assets, net (Schedule A)	226,713,465	222,106,944	214,277,136
Intangible assets, net (Schedule B)	21,910,761	21,910,761	21,910,761

Subtotal Non-Current Assets	1,145,289,064	906,966,952	890,954,862

Goodwill (Note 8.b.)	(136,310,051)	(67,306,386)	(72,145,013)

Total Non-Current Assets	1,008,979,013	839,660,566	818,809,849

Total Assets	1,184,545,615	1,065,302,853	906,779,372

	December 31, 2007 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.g.)	38,632,870	28,709,843	33,284,420
Loans (Note 8.h.)	217,809,995	122,749,734	139,817,661
Salaries and social security payable (Note 8.i.)	2,339,397	3,841,212	1,566,138
Taxes payable (Note 8.j.)	4,721,406	6,198,244	3,262,541
Advanced from customs( Note 8.k.)	11,969,669	—	—
Other debts (Note 8.l.)	1,508,437	2,899,597	3,089,267

Total Debts	276,981,774	164,398,630	181,020,027

Total Current Liabilities	276,981,774	164,398,630	181,020,027

Non-Current Liabilities
Trade accounts payable (Note 8.g.)	—	246,231	536,279
Loans (Note 8.h.)	—	24,744,000	24,496,000
Taxes payable (Note 8.j.)	56,518,636	50,914,561	39,831,402
Provisions (Schedule E)	61,947	45,216	45,216

Total Non-Current Liabilities	56,580,583	75,950,008	64,908,897

Total liabilities	333,562,357	240,348,638	245,928,924

SHAREHOLDERS’ EQUITY	850,983,258	824,954,215	660,850,448

Total Liabilities and Shareholders’ Equity	1,184,545,615	1,065,302,853	906,779,372

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31,

2007 and 2006

	December 31, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
Production income:
Crops	11,994,278	6,586,411
Beef cattle	13,126,964	10,063,537
Milk	9,339,925	5,478,723

Total production income	34,461,167	22,128,671

Cost of production (Schedule F.2)
Crops	(10,159,030)	(8,031,975)
Beef cattle	(9,367,558)	(7,022,762)
Milk	(6,252,352)	(3,537,970)

Total cost of sale	(25,778,940)	(18,592,707)

Production profit	8,682,227	3,535,964

Sales
Crops	34,855,423	13,239,915
Beef cattle	14,739,899	11,765,581
Milk	8,958,759	4,603,474
Other	3,175,276	3,023,209

Total Sales	61,729,357	32,632,179

Cost of sales (Schedule F.1)
Crops	(32,155,594)	(13,761,324)
Beef cattle	(13,626,567)	(11,155,428)
Milk	(8,958,759)	(4,603,474)
Other	(48,224)	(10,108)

Total cost of sale	(54,789,144)	(29,530,334)

Sales profit	6,940,213	3,101,845

Gross profit	15,622,440	6,637,809

Selling expenses (Schedule H)	(4,597,024)	(2,292,717)
Administrative expenses (Schedule H)	(8,777,938)	(8,184,539)
Gain from sale of farms	3,233,104	—
Gain from valuation of others assets at net realization value	17,424,454	—
Holding gain—Beef cattle (Schedules F.1 and F.2)	2,431,762	1,386,719
Holding gain – Crops, raw materials and MAT	(4,406,931)	1,958,726

Operating income (loss)	20,929,867	(494,002)

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	2,779,620	(332,257)
Interest income	2,837,992	949,024
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes	(387,392)	1,474,472
Doubtful accounts (Schedule E)	(22,053)	—
Tax on banking debits and credits	(1,507,666)	(490,660)
Holding gain and transactions on security stock	555,070	244,209

Total	4,255,571	1,844,788

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes	(88,383)	(2,885,819)
Interest on loans	(9,207,323)	(3,668,628)
Others	(404,253)	(203,290)
Exchange differences and discounts	(333,933)	1,251,577

Total	(10,033,892)	(5,506,160)

Other income and expenses, net:
Gains from other fixed assets sales	—	30,144
Shareholders’ Personal asset tax and miscellaneous	(2,551,775)	(872,962)
Others	165,681	—

	(2,386,094)	(842,818)

Gain from controlled and related companies	8,894,238	22,319,693
Management fee (Note 5)	(1,582,959)	(2,108,111)

Net income before income tax	20,076,731	15,213,390

Income tax expense (Note 6)	(5,604,075)	1,825,165

Net income for the period	14,472,656	17,038,555

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholdres’ Equity

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of December 31, 2007 Pesos	Total as of December 31, 2006 Pesos
Items	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos
Balances at the beginning of the exercise	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	625,865,591
Conversion of Notes in common stock (Note 13)	5,343,374	—	3,175,417	8,518,791	—	—	—	—	8,518,791	15,989,348
Exercise of Warrants (Note 13)	5,855,178	—	5,306,325	11,161,503	—	—	—	—	11,161,503	8,358,757
Shareholders meeting held on 10.10.2007
Legal Reserve					2,468,113		(2,468,113)		—
Cash dividends							(8,250,000)		(8,250,000)	(5,500,000)
New projects Reserve						38,644,156	(38,644,156)		—
Related companies Law 19,550 Section 33:
IRSA (Note 14)	—	—	(7,201,969)	(7,201,969)	—	—	—	—	(7,201,969)	(3,606,649)
Transitory conversion differences	—	—	—	—	—	—	—	7,328,062	7,328,062	2,704,846
Net income for the period	—	—	—	—	—	—	14,472,656	—	14,472,656	17,038,555

Balances as of December 31, 2007	320,774,772	166,218,124	166,202,798	653,195,694	15,644,814	158,743,802	14,472,656	8,926,292	850,983,258

Balances as of December 31, 2006	235,372,425	166,218,124	112,890,570	514,481,119	13,176,701	120,099,646	17,038,555	(3,945,573)		660,850,448

(1)	See notes 2.p, 12.c and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

	December 31, 2007 (Notes 1 and 2) Pesos	December 31, 2006 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	83,396,914	24,655,469
Cash and cash equivalents at the end of the period	1,764,918	15,830,415

Net decrease in cash and cash equivalents	(81,631,996)	(8,825,054)

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	14,472,656	17,038,555
Accrued interest during the year	9,295,706	6,554,447
Income tax	5,604,075	(1,825,165)

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(8,894,238)	(22,319,693)
Increase in allowances, provisions and accruals	5,547,059	4,865,990
Depreciation	2,236,011	1,902,805
Holding gain – Inventory	1,975,169	(3,345,445)
Financial results	(474,795)	(1,479,332)
Gain from sale of fixed assets	(3,233,104)	(30,144)
Gain from valuation of others assets at net realization value	(17,424,454)	—

Changes in operating assets and liabilities
Decrease in current investments	216,268	4,681,248
Decrease (increase) in trade accounts receivable	17,666,049	(1,152,294)
Increase in other receivables	(12,750,309)	(9,776,734)
Increase in inventories	(43,041,800)	(9,884,546)
Increase (decrease) in social security payable & taxes payable and advances to customs	8,991,016	(685,822)
Increase in trade accounts payable	5,707,374	6,276,277
Dividends collected	1,551,436	811,784
Increase in other debts	718,580	372,012

Cash flows applied to operating activities	(11,837,301)	(7,996,057)

Investment activities
Increase in interest in related companies	(137,975,428)	—
Increase in related companies loans	(12,342,432)	(6,330,000)
Acquisition and upgrading of fixed assets	(8,789,045)	(8,108,802)
Collections of receivables from sale of fixed assets	17,300,470	3,290,752
Sale of fixed assets	3,029,119	30,863

Cash flows applied to investment activities	(138,777,316)	(11,117,187)

Financing activities
Exercise of Warrants	11,161,503	8,358,757
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	93,862,626	53,427,182
Decrease in financial loans	(24,098,809)	(43,767,189)
Decrease in others liabilities	(3,692,699)	(2,230,560)

Cash flows provided by financing activities	68,982,621	10,288,190

Net decrease in cash and cash equivalents	(81,631,996)	(8,825,054)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	538,432	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Increase in other receivables by sale of fixed assets	310,900	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	15,989,348
Complementary information
Interest paid	4,986,541	3,816,145
Income tax paid	1,197,201	1,718,759

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the six-month periods ended December 31, 2007 and 2006 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire fiscal years.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

issued on April 8, 2003 by the C.N.V., the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the C.P.C.E.C.A.B.A., by which the restatement of financial statements was discontinued as from October 1, 2003. As of December 31, 2007, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2007 and December 31, 2006.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for conversion of Convertible Notes into shares of stock, allowance for doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized in the statement of income of the period or fiscal year under Holding gain – Crops, raw materials and MAT.

In the comparative information, purchases and sales of dollars operations are included under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Others assets

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income are valued at net realization value. Income from such valuation is disclosed in the account “Income from valuation of other assets at net realization value” in the Statement of Income.

l.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of December 31, 2007 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A. (Note 12.a)	90.00
Futuros y Opciones.Com S.A.	68.10
Cactus Argentina S.A. (Note 12.c)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A.	34.44
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	8.25
Exportaciones Agroindustriales Argentinas S.A. (Note 12.d.)	0.36

The Company presents as complementary information the consolidated financial statements as of December 31, 2007 and 2006 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the year ended June 30, 2007 the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (see Note 12.c). Consequently, for the results as of December 31, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c) as well as the investment arising from subsequent acquisitions and from the conversion of negotiable bonds into shares or share warrants of IRSA at cost value.

The (negative) goodwill related to the recent acquisition of the additional interest in IRSA Inversiones y Representaciones S.A. generated by the conversions of corporate bonds into shares and exercising warrants, mentioned in note 14, has been valued at cost, which was calculated as a difference between the value paid for such investment and the book valued of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21. Apartament 1.3.1.

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain (loss) from controlled and related companies in the statement of income.

m.	Other investments

•	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

n.	Fixed assets

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

o.	Intangible assets

The amortizations of the right of concession of Agropecuaria Cervera S.A. will be calculated according to the duration of the project (see Note 12.a), which is 35-year term with an option of 29 additional years. The project´s right of concession will be amortized as from its starting.

p.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

q.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

r.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

s.	Results for the period

The charges for consumption of assets were determined based on the values of such assets.

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle production cost calculated to reflect production income is reflected in Schedule F.2.

Grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Cattle holding gain is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized as a line on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The rest of income for the year is disclosed at an incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

v.	Revenue recognition

The Company books its operating income as stated in Note 2.s. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2004	150,532,819	150,532,819	150,532,819
Incentive Plan (Note 12)—Fiscal Year 2005	240,000	240,000	240,000
Conversion of notes in common stock (Note 13)—Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note 13)—Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of notes in common stock (Note 13)—Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13)—Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13)—Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13)—Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13)—Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13)—Fiscal Year 2008	5,855,178	5,855,178	5,855,178

Common and treasury stock as of December 31, 2007	320,774,772	320,774,772	320,774,772

As of December 31, 2007, the capital authorized to be publicly offered is formed of 320,774,772 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Soybean	2,720	—	—	—	(76,904)
US$					20,359 (a)
Sell
Corn	18,300	398,263	—	—	(1,015,306)
Soybean	22,700	705,743	—	—	(3,378,488)
Wheat	6,300	137,107	—	—	98,804
US$	—	—	—	—	83,820 (b)
Options
Purchase Call
Corn	15,875	—	510,265	914,386	404,121
Soybean	8,160	—	548,739	546,876	(1,863)
Sell Call
Corn	15,875	—	(280,587)	(795,473)	(514,886)
Soybean	10,160	76,683	(549,982)	(627,912)	(77,930)
Purchase Put
Sunflower	500	—	6,218	155	(6,063)
Corn	15,875	—	553,402	58,388	(495,014)
Soybean	9,520	—	87,246	24,470	(62,776)
Sell Put
Corn	15,875	—	(157,782)	(31,963)	125,819
Soybean	11,520	62	(204,728)	(25,091)	179,637

Total	153,380	1,317,858	512,791	63,836	(4,716,670)

(a)	Corresponds to a future of call of 7,455,152 Dollars composed of: (I) US$ 5,002,307 with Santander Río Bank due on 01/21/2007; (II) US$ 2,452,846 with MBA Bank due on 01/07/2008. The gains generated as of December 31, 2007 are shown within financial results of the income statement.
(b)	Corresponds to a future of sell of 7,455,152 Dollars composed of US$ 5,002,307 and US$ 2,452,846 with Santander Río Bank due on 01/07/2008 and 01/21/2008 respectively. The gains generated as of December 31, 2007 are shown within financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

As of December 31, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	3,810	—	—	—	61,571
Wheat	4,080	—	—	—	(40,774)
US$	—	—	—	—	629,818	(a)
Sell
Corn	27,110	484,427	—	—	(2,009,051)
Soybean	27,860	800,830	—	—	(1,585,463)
Wheat	4,080	—	—	—	(92,874)
US$	—	—	—	—	(49,760	) (b)
Options
Purchase Call
Corn	29,718	—	853,639	828,862	(24,777)
Soybean	13,600	—	593,823	1,019,351	425,529
Wheat	19,040	—	510,718	294,668	(216,050)
Sell Call
Corn	24,160	26,530	(298,271)	(254,599)	43,672
Soybean	41,800	30,220	(1,282,688)	(1,901,290)	(618,602)
Wheat	19,040	—	(521,295)	(294,668)	226,627
Purchase Put
Wheat	9,520	—	68,751	70,033	1,282
Sell Put
Corn	39,370	—	(339,220)	(204,541)	134,679
Soybean	2,700	5,089	(22,363)	(8,008)	14,355
Wheat	17,680	—	(224,761)	(132,327)	92,434

Total	283,568	1,347,096	(661,667)	(582,519)	(3,007,384)

(a)	Corresponds to a future of sell of 8,513,683 dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Bank Río de la Plata due on 06/01/2007 and 06/05/2007 respectively. The gains generated as of December 31, 2006 are shown within financial results of the income statement.
(b)	Corresponds to a future of purchase of 4,260,000 dollars composed of: US$ 1,960,000 and US$ 2,300,000 with Bank Río de la Plata due on 02/12/07 and 01/22/07 respectively. The losses generated as of December 31, 2006 are shown within financial results of the income statement.

Crops: As of December 31, 2007 and 2006 the Company recognized results of Ps. 12,728,340 (loss) and Ps. 1,421,354 (loss), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed as part of the statement in the line “Holding gain—Crops and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2007 and 2006 include a charge in the Statement of Income of Ps. 1,582,959 and Ps. 2,108,111, and an accrual of Ps. 1,408,837 and Ps. 3,067,145 respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of December 31, 2007:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain (Loss) recognized	4,823,833	(321,538)	4,502,295
Closing balance	7,507,713	51,417	7,559,130

•	Deferred liabilities as of December 31, 2007:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)
Gain (Loss) recognized	(7,506,468)	(1,960,347)	(639,555)	(10,106,370)
Closing balance	(43,437,791)	(19,698,845)	(941,130)	(64,077,766)

As of December 31, 2007, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 56,518,636.

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,439,174. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	199,405
2 years	175,979
3 years	104,988
over 3 years	1,090,807
no term	12,867,995
Total	14,439,174

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2007	December 31, 2006
Net income before income tax	20,076,731	15,213,390
Tax rate	35%	35%

Net income at tax rates:	7,026,856	5,324,687
Permanent differences at tax rate:
Restatement into constant currency	549,753	125,179
Donations	2,286	1,494
Results from controlled and related companies	(3,112,983)	(7,811,893)
Personal asset tax	893,121	305,537
Miscellaneous permanent differences	245,042	229,831

Income tax	5,604,075	(1,825,165)

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 6,694,545 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	824,753	2008
2005	162,854	2010
2007	633,942	2012
2008	5,072,996	2013

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of December 31, 2006:

	Cumulative tax loss carryforwards		Others	TOTAL
Initial balance	1,893,068		145,435	2,038,503
Gain (Loss) recognized	2,926,936	(1)	(108,140)	2,818,796
Closing balance	4,820,004		37,295	4,857,299

(1) The tax losses carryforward is conformed by Ps. 2,939,135 for the current year and an adjustment of the previous year for differences between provision and tax return for (Ps. 12,199).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred liabilities as of December 31, 2006:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial balance	(27,120,281)	(16,237,592)	—	(554,754)	(43,912,627)
Gain (Loss) recognized	36,857	(1,069,118)	(51)	256,238	(776,074)
Closing balance	(27,083,424)	(17,306,710)	(51)	(298,516)	(44,688,701)

As of December 31, 2006, net liabilities of period-end per the information included in the preceding tables amount to Ps. 39,831,402.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of December 31, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties:

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	—	379,408	375,605
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	37,116,000	36,743,999
Current other receivables	—	106,903	106,159
Non-Current other receivables	—	41,117	89,827
Current Trade accounts payable	160,730	124,752	139,772
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	163,751	—	153,202
Current other receivables	6,393,969	—	1,359,299
Current trade accounts payable	—	40,820	—
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	4,141,272	18,640,536	427,667
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Trade accounts receivable	—	—	65,288
Current Other receivables	3,215,234	4,266,771	—
Non-Current other receivables	—	4,100	10,726
Current Trade accounts payable	132,490	669,346	—
Agro-Uranga S.A.(3)
Current Other receivables	1,214,366	511,221	1,052,378
Fundación IRSA (4)
Current Trade accounts payable	1,190,000	1,800,000	2,200,000
CYRSA S.A.(4)
Current Trade accounts payable	38,062	—	—
Inversora Bolívar (4)
Current Trade accounts payable	89,177	40,508	27,405
Alto Palermo S.A.(4)
Non-Current other receivables	—	178,341	382,099
Current Trade accounts payable	1,367,340	1,075,643	1,295,803
Alto City.Com S.A.(4)
Current Trade accounts receivable	933	933	—
Current Trade accounts payable	—	—	298
BrasilAgro-Companhía Brasileira de Propiedades Agricolas(4)
Current other receivables	—	30,537	593,313
Agropecuaria Cervera S.A.(4)
Current Trade accounts receivable	223,747	—	57,201
Current other receivables	—	14,603,614	—
Non-Current other receivables	22,605,494	—	9,179,635
Current trade accounts payable	—	170,645	—
Consultores Asset Management S.A.(4)
Management Fees	1,408,837	2,817,997	3,067,145
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	158,495	191,252	56,854
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	514,955	324,389	143,675

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of December 31, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties (Continued):

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Directors (4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G) Directors	—	3,148	1,052
Convertible Notes 2007 (Schedule G) Directors	—	104,160	102,883
Other current debts	99,600	81,600	22,122

Shareholders (2)
Current Loans
Convertible Notes 2007 Interest payable (Schedule G) Shareholders	—	—	376,020
Non-Current Loans
Convertible Notes 2007 (Schedule G) Shareholders	—	—	36,784,590

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of December 31, 2007 and 2006:

Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Agro-Uranga S.A.	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	(174)
Alto Palermo S.A.	2008	(631,719)	—	—	—	—	—	—	—
	2007	(1,975,338)	—	—	—	—	—	—	—
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2008	—	—	—	—	—	—	—	—
	2007	5,987	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2008	—	—	—	(1,582,959)	—	—	—	—
	2007	—	—	—	(2,108,111)	—	—	—	—
Cactus Argentina S.A.	2008	—	—	—	—	(1,564,788)	257,303	86,080	4,597
	2007	—	—	—	—	(1,653,320)	929	82,400	6,511
Directors	2008	—	—	(915,928)	—	—	—	—	—
	2007	—	—	(1,203,843)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2008	—	—	—	(531,756)	—	—	—	—
	2007	—	—	—	(255,590)	—	—	—	—
Fundación IRSA	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2008	—	—	—	—	—	—	—	122,886
	2007	—	—	—	—	—	—	82,201	(24,234)
Inversiones Ganaderas S.A.	2008	—	—	—	—	—	69,197	—	854,958
	2007	—	—	—	—	—	34,015	6,634	(404,596)
Agropecuaria Cervera S.A.	2008	—	—	—	—	—	1,001,880	—	(279,389)
	2007	—	—	—	—	—	348,173	—	6,845
Inversora Bolívar S.A.	2008	—	—	—	—	—	—	—	(110,006)
	2007	—	—	—	—	—	—	—	(121,236)
IRSA Inversiones y Representaciones S.A.	2008	(274,835)	—	—	—	—	(387,392)	—	—
	2007	(207,345)	—	—	—	—	1,474,472	—	—
Credits to employees	2008	—	—	—	—	—	6,302	—	—
	2007	—	—	—	—	—	3,682	—	—
Management fees	2008	—	—	(1.314,434)	—	—	—	—	—
	2007	—	—	(822,753)	—	—	—	—	—

Total 2008		(906,554)	—	(2,230,362)	(2,114,715)	(1,564,788)	947,290	86,080	593,046

Total 2007		(2,176,696)	—	(2,026,596)	(2,363,701)	(1,653,320)	1,861,271	171,235	(536,884)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Cash	32,112	55,863	32,215
Foreign currency (Schedule G)	5,415	4,137	77,910
Local currency checking account	609,839	5,832,486	3,882,817
Foreign currency checking account (Schedule G)	928,091	39,177,167	8,120,503
Local currency saving account	47,108	49,708	69,409
Foreign currency saving account (Schedule G)	46,304	4,360	33,223
Checks to be deposited	66,587	326,575	181,304

	1,735,456	45,450,296	12,397,381

b.	Investments and Goodwill

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Investment
Investment (Schedule C and G)	943,738	39,474,839	4,933,257

	943,738	39,474,839	4,933,257

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	771,259,529	519,790,677	504,582,334

	771,259,529	519,790,677	504,582,334

Other investments
Other investments (Schedules C and G)	262,273	37,378,273	36,764,716

	262,273	37,378,273	36,764,716

Goodwill
Goodwill (Schedule C)	(136,310,051)	(67,306,386)	(72,145,013)

	(136,310,051)	(67,306,386)	(72,145,013)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accounts receivable in local currency	10,660,046	16,889,320	8,460,043
Less:
Allowance for doubtful accounts (Schedule E)	(394,412)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	3,250,868	531,771	810,997
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	163,751	—	153,202
Futuros y Opciones.Com S.A.	4,141,272	18,640,536	427,667
Cactus Argentina S.A.	—	—	65,288
Agropecuaria Cervera S.A.	223,747	—	57,201
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	933	933	—

	18,046,205	35,690,201	9,602,039

d.	Other receivables

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Prepaid leases	27,073	6,434,233	119,930
Income tax credit and advances (net of accrual for income tax)	8,932,961	10,093,179	2,869,018
Guarantee deposits and premiums (Schedule G)	1,634,329	2,805,415	3,189,269
Secured by mortgage (Schedule G)	7,291,321	6,995,220	2,950,028
Prepaid expenses	178,375	190,428	132,468
Tax prepayments (net of accruals)	14,228,678	6,956,648	1,909,934
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,215,234	4,266,771	—
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	—	14,603,614	—
Inversiones Ganaderas S.A.	6,393,969	—	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	106,159
Agro-Uranga S.A.	1,214,366	511,221	1,052,378
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	—	30,537	593,313
Credits to employees	158,495	191,252	56,854
Others (Schedule G)	2,574,330	356,690	751,062

	45,872,734	53,565,714	13,754,016

Non-current
Secured by mortgage (Schedule G)	11,119,860	13,097,871	6,043,975
Income tax prepayments, VAT and others	13,515,091	19,966,998	28,192,027
Tax on minimum presumed income	9,670,132	7,337,465	3,922,131
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	1,359,299
Cactus Argentina S.A. (Schedule G)	—	4,100	10,726
Agropecuaria Cervera S.A	22,605,494	—	9,179,635
Alto Palermo S.A. (Schedule G)	—	178,341	382,099
IRSA Inversiones y representaciones S.A (Schedule G)	—	41,117	89,827
Prepaid leases	277,455	179	118,495
Others (Schedule G)	—	22,673	53,628

	57,188,032	40,648,744	49,351,842

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Beef cattle	12,946,888	11,072,429	8,295,875
Crops	18,363,443	30,866,271	4,554,722
Unharvested crops	41,582,709	2,342,025	24,464,198
Seeds and fodder	1,540,487	2,250,776	1,335,434
Materials and others	14,721,938	4,929,736	8,560,620
Advances to suppliers	10,520	—	71,981

	89,165,985	51,461,237	47,282,830

Non-Current
Beef cattle	67,955,004	65,131,553	64,068,073

	67,955,004	65,131,553	64,068,073

f.	Others assets

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Properties for sale – (real states)	19,802,484	—	—

	19,802,484	—	—

g.	Trade accounts payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos

Current
Suppliers in local currency	2,056,148	154,255	3,597,389
Suppliers in foreign currency (Schedule G Note 11) (1)	9,998,126	12,742,867	13,969,927
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	89,177	40,508	27,405
Alto Palermo S.A.	1,367,340	1,075,643	1,295,803
Inversiones Ganaderas S.A.	—	40,820	—
Comercializadora de los Altos S.A. ( ex Alto City.Com S.A.)	—	—	298
IRSA Inversiones y Representaciones S.A.	160,730	124,752	139,772
Cactus Argentina S.A.	132,490	669,346	—
Estudio Zang, Bergel & Viñes	514,955	324,389	143,675
Fundación IRSA	1,190,000	1,800,000	2,200,000
CYRSA S.A.	38,062	—	—
Agropecuaria Cervera S.A.	—	170,645	—
Accrual for other expenses (Schedule G)	23,085,842	10,402,907	10,379,754
Accrual for cereal expenses	—	1,163,711	1,530,397

	38,632,870	28,709,843	33,284,420

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	536,279

	—	246,231	536,279

(1)	Includes as of December 31, 2007 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

h.	Loans

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Local financial loans (Note 15 and Schedule G)	192,261,964	114,005,729	77,855,308
Foreign financial loans ( Notes 15 and 16 and Schedule G)	25,548,031	—	—
Convertible Notes 2007 (Schedule G)	—	8,563,979	24,657,885
Convertible Notes 2007 - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	36,784,590
Directors	—	104,160	102,883
Convertible Notes 2007 expenses	—	(12,742)	(212,135)
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	252,058
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	376,020
Directors	—	3,148	1,052

	217,809,995	122,749,734	139,817,661

Non-Current
Foreign Financial Loans (Notes 15 and 16 and Schedule G)	—	24,744,000	24,496,000

	—	24,744,000	24,496,000

i.	Salaries and social security payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	1,843,247	3,490,543	1,018,479
Social security taxes payable	474,530	—	420,860
Salaries payable	—	—	81,205
Health care payable	21,203	32,694	36,592
Others	417	317,975	9,002

	2,339,397	3,841,212	1,566,138

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

j.	Taxes payable

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Tax on minimum presumed income (Note 2.u.)	2,462,689	5,394,648	1,979,314
Property tax payable	—	226,947	199,840
Taxes withheld for income tax	154,174	415,606	83,480
Gross sale tax payable	117,252	140,100	98,116
Taxes withheld-value added tax	—	20,270	11,266
Others	1,987,291	673	890,525

	4,721,406	6,198,244	3,262,541

Non-Current
Deferred tax	56,518,636	50,914,561	39,831,402

	56,518,636	50,914,561	39,831,402

k.	Advanced from customs

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

l.	Other debts

	December 31, 2007 Pesos	June 30, 2007 Pesos	December 31, 2006 Pesos
Current
Management fees agreement accrual (Note 5)	1,408,837	2,817,997	3,067,145
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	99,600	81,600	22,122

	1,508,437	2,899,597	3,089,267

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
3th quarter 2007/2006 financial period	—	—	—	—	—	9,602,039	—	—	8,352,112
4th quarter 2007/2006 financial period	—	—	375,605	—	—	—	—	—	335,847
1st quarter 2008/2007 financial period	—	—	—	—	35,690,201	—	—	17,580,104	2,777,972
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,692,125	335,848
3th quarter 2008/2007 financial period	—	—	—	18,046,205	—	—	21,442,876	1,421,935	424,579
4th quarter 2008/2007 financial period	—	—	—	—	—	—	7,706,453	4,703,416	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	4,153,803	2,178,303	2,156,185
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	1,536,862	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,778,473	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,781,457	1,749,369	1,731,606
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	943,738	39,095,431	4,557,652	—	—	—	11,032,740	26,168,134	1,952,237
With no stated non-current term	262,273	37,378,273	36,764,716	—	—	—	46,068,172	27,550,873	43,307,866

Total	1,206,011	76,853,112	41,697,973	18,046,205	35,690,201	9,602,039	103,060,766	94,214,458	63,105,858

Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	37,116,000	36,743,999	—	—	—	17,711,889	23,995,134	8,829,786
At variable interest rate	943,738	39,095,431	4,557,652	—	—	—	29,987,263	13,652,208	10,301,341
Non-interest bearing	262,273	641,681	396,322	18,046,205	35,690,201	9,602,039	55,361,614	56,567,116	43,974,731

Total	1,206,011	76,853,112	41,697,973	18,046,205	35,690,201	9,602,039	103,060,766	94,214,458	63,105,858

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	33,284,420	—	—	13,708,670	—	—	1,002,881	—	—	3,262,541
4th quarter 2007/2006	—	—	—	—	—	629,130	—	—	—	—	—	—
1st quarter 2008/2007	—	28,709,843	—	—	15,298,547	4,312,710	—	3,124,742	563,257	—	6,198,244	—
2nd quarter 2008/2007	—	—	—	—	10,618,597	61,333,223	—	716,470	—	—	—	—
3rd quarter 2008/2007	38,632,870	—	—	10,417,725	—	—	1,626,820	—	—	2,734,788	—	—
4th quarter 2008/2007	—	—	—	23,414,350	—	—	—	—	—	1,986,618	—	—
1st quarter 2009/2008	—	—	—	3,883,851	—	—	712,577	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,192,000	24,744,000	24,496,000	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	154,902,069	96,832,590	59,833,928	—	—	—	—	—	—
With no stated non-current term	—	246,231	536,279	—	—	—	—	—	—	56,518,636	50,914,561	39,831,402

Total	38,632,870	28,956,074	33,820,699	217,809,995	147,493,734	164,313,661	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

Based on their estimated payment term	Advanced from customs			Other debts			Provisions
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	3,089,267	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	—	—	—	2,899,597	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	1,508,437	—	—	—	—	—
4th quarter 2008/2007	11,969,669	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	61,947	45,216	45,216

Total	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable
	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	4,892,518	4,484,003	4,439,062	216,701,195	147,405,126	163,684,531	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	33,740,352	24,472,071	29,381,637	1,108,800	88,608	629,130	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

Total	38,632,870	28,956,074	33,820,699	217,809,995	147,493,734	164,313,661	2,339,397	3,841,212	1,566,138	61,240,042	57,112,805	43,093,943

	Advanced from customs			Other debts			Provisions
Interest in rate that they accrue	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006	December 31, 2007	June 30, 2007	December 31, 2006
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Total	11,969,669	—	—	1,508,437	2,899,597	3,089,267	61,947	45,216	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 1,019,217 was collected. The balances of USD 100,000 should be collected by August 21, 2008, plus interest at LIBOT plus 6%. This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at USD 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On December 27, 2007, the agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda” was signed. This property has been valued at net realization value as the conditions established by RT 17 apply, hence recognizing income for about USD 5,2 million.

NOTE 12:	INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each.

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud has transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

The total amount paid was allocated to the individual identifiable assets. These include Ps. 21.9 millon as right of concession which have been recorded in intangible assets (Schedule B) to these financial statements.

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant influence that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town, owners of 12.8% of the shareholding and votes of BrasilAgro. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is 1,000 Reais adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2007, the Company has not registered any value for the holding of such options.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

During this period, Cresud acquired 5,000 shares for ARS 8,645,403. Such purchase generated a change in the interest in BrasilAgro of 7.50% at 8.25%.

Likewise, as of December 31, 2007, BrasilAgro has acquired its first nine properties.

c) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on December 31, 2007 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

d) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

As of December 31, 2007, the Company holding’s in EEASA had decreased to a 0.36 percent.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the year beginning June 30, 2003 and ended November 14, 2007, 49,910,874 corporate bonds were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of ARS 152,102,667. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for ARS 182,912,273.

On November 14, 2007, convertible notes fell due, out of which 89,126 convertible notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for USD 937,798.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for ARS 83,623,172.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of ARS 1 each.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of ARS 1 each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.q).

On November 14, 2007, convertible corporate bonds of IRSA Inversiones y Representaciones Sociedad Anónima matured.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	FINANCIAL LOANS

In line with the outstanding investment opportunities that the company took advantage of during the last year, such as our participation in BrasilAgro, and the acquisition of land and the development of investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of December 31, 2007 our debt, without considering our convertible negotiable obligations, amounts to Ps. 217.8 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 25.2 million (Note 12.b) and Ps. 37.7 million to finance our crop production, the remaining balance, Ps. 154.9 million, are concentrated in the short-term.

Our aim for next years will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or originated in capital increases.

The chart that follows discloses our Company debt as of December 31, 2007:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	154.9	Up to 180 days
Crop production financing	Pesos	37.7	Up to 230 days
Medium-term	Pesos	25.2	Up to 330 days

NOTE 16:	RESTRICTED ASSETS

As of December 31, 2007, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

The “San Pedro” establishment was included in fixed assets as of December 31, 2007. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

On May 2, 2006, a loan agreement for US$ 8 million was executed with Credit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount exceeding US$ 5 million in any calendar year.

NOTE 17:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17: (Continued)

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V.

Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of December 31, 2007 the Company had made contributions to the Program that amount Ps. 261,356

NOTE 18:	SUBSEQUENT EVENTS

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the sixnth periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year/period Pesos	Depreciation					Net carrying Value as of December 31, 2007 Pesos	Net carrying Value as of June 30, 2007 Pesos	Net carrying Value as of December 31, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year/period Pesos	Current year/Period Pesos	Accumulated at the end of the year/period Pesos
Real estate	161,689,175	646,510	2,008,242	160,327,443	—	—	—	—	—	160,327,443	161,689,175	151,024,186
Wire fences	5,946,395	—	339,656	5,606,739	3	748,542	54,212	90,204	784,534	4,822,205	5,197,853	2,881,769
Watering troughs	4,406,916	—	193,019	4,213,897	5	1,125,310	68,417	104,009	1,160,902	3,052,995	3,281,606	2,278,737
Alfalfa fields and meadows	3,227,641	228,551	—	3,456,192	12-25-50	1,533,523	—	271,717	1,805,240	1,650,952	1,694,118	1,516,562
Buildings and constructions	30,612,362	171,874	54,632	30,729,604	2	3,123,956	8,446	316,650	3,432,160	27,297,444	27,488,406	26,665,990
Machinery	11,098,971	536,942	—	11,635,913	10	7,628,609	—	376,918	8,005,527	3,630,386	3,470,362	3,631,273
Vehicles	2,283,471	179,316	—	2,462,787	20	1,307,439	—	171,298	1,478,737	984,050	976,032	938,342
Tools	208,811	1,200	—	210,011	10	160,632	—	5,340	165,972	44,039	48,179	49,630
Furniture and equipment	1,143,068	63,244	—	1,206,312	10	869,760	—	40,535	910,295	296,017	273,308	314,044
Corral and leading lanes	896,488	14,865	23,867	887,486	3	145,473	3,396	13,340	155,417	732,069	751,015	714,799
Roads	2,058,589	—	—	2,058,589	10	720,499	—	85,182	805,681	1,252,908	1,338,090	1,187,514
Facilities	13,617,658	18,736	—	13,636,394	10-20-33	6,696,165	—	528,704	7,224,869	6,411,525	6,921,493	6,315,389
Computer equipment	1,967,450	58,705	—	2,026,155	20	1,133,754	—	194,868	1,328,622	697,533	833,696	481,544
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	37,246	501,620	775,796	813,042	661,854
Constructions in progress	7,034,802	6,915,499	228,551	13,721,750	—	—	—	—	—	13,721,750	7,034,802	15,193,938
Advances to suppliers	295,767	1,016,353	295,767	1,016,353	—	—	—	—	—	1,016,353	295,767	421,565

Total as of December 31, 2007	247,764,980	9,851,795	3,143,734	254,473,041		25,658,036	134,471	2,236,011	27,759,576	226,713,465

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036		222,106,944

Total as of December 31, 2006	230,293,886	8,146,084	137,642	238,302,328		22,222,028	99,641	1,902,805	24,025,192			214,277,136

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

				Depreciation
					Of the year
Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Accumulated at the beginning of the year Pesos	Rate %	Current year Pesos	Accumulated at the end of the year/period Pesos	Net carrying value as of December 31, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of December 31, 2006 Pesos
Concessions rights	21,910,761	—	21,910,761	—		—	—	21,910,761	21,910,761	21,910,761
Total as of December 31, 2007	21,910,761	—	21,910,761	—		—	—	21,910,761
Total as of June 30, 2007	21,910,761	—	21,910,761	—		—	—		21,910,761
Total as of December 31, 2006	21,910,761	—	21,910,761	—		—	—			21,910,761

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1, and 2)

Schedule C

Securities	Amount	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	9,476	29,462	37,946,618	3,433,034	3.109000

		29,462	37,946,618	3,433,034

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties, Interest on Convertible Notes 2007—IRSA (US$):
IRSA Inversiones y Representaciones S.A.		—	379,408	375,605
Bonos Global 2010	110,000	117,987	120,899	106,208	1.072605
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	845,996	795,659	1,027,284	1,017,780	0.940500

		914,276	1,528,221	1,500,223

Total current investments		943,738	39,474,839	4,933,257

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	4,523,719	17,404,071
Shares	893,069	6,217,215	6,895,791	4,090,502
Higher value of property		11,179,150	11,179,150	11,179,150

		17,396,365	18,074,941	15,269,652

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(76,342)	9,712,133
Shares	11,668,569	9,712,112	9,788,454	10,201,818

		9,712,112	9,788,454	10,201,818

CACTUS ARGENTINA S.A.					Unlisted	Exploitation and administration of Agriculture and beef cattle	27,455,563	458,503	34,114,920
Shares	6,589,335	8,187,581	5,825,380	4,516,329

		8,187,581	5,825,380	4,516,329

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets and services of economics and finances	960,937	138,568	2,928,068
Shares	654,398	1,994,014	1,952,651	1,344,946

		1,994,014	1,952,651	1,344,946

AGROPECUARIA CERVERA S.A.					Unlisted	Agricultural and forestal	1,334,748	(147,770)	4,506,756
Shares	1,201,273	4,056,079	4,189,072	4,601,388

		4,056,079	4,189,072	4,601,388

IRSA Inversiones y Representaciones S.A.					4.70	Real Estate	578,676,461	5,782,983	1,875,087,223
Shares (Note 15)	199,312,030	645,831,410	411,903,577	408,619,576

		645,831,410	411,903,577	408,619,576

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas						Agricultural and Real Estate	875,381,000	2,046,000	1,021,689,000
Shares	48,205	84,081,968	68,056,602	60,028,625	(1) 10.00

		84,081,968	68,056,602	60,028,625

	Subtotal	771,259,529	519,790,677	504,582,334

Other Investments
Convertible Notes 2007—IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	36,743,999
Coprolan		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—	Unlisted

	Subtotal	262,273	37,378,273	36,764,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(136,310,051)	(67,306,386)	(72,145,013)

	Subtotal	(136,310,051)	(67,306,386)	(72,145,013)

Total non-current investments		635,211,751	489,862,564	469,202,037

(1)	In Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of December 31, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of December 31, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	41,286	(19,233)	—	394,412	372,359	372,359
Included in liabilities
For pending lawsuits	45,216	(1) 16,731	—	—	61,947	45,216	45,216

Total as of December 31, 2007	417,575	58,017	(19,233)	—	456,359	—	—

Total as of June 30, 2007	444,173	—	(24,127)	(2,471)	—	417,575	—

Total as of December 31, 2006	444,173	—	(24,127)	(2,471)	—	—	417,575

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	65,090,604	59,445,800	—	—	—	—	65,090,604		59,445,800
Crops	30,866,271	10,550,495	—	—	—	—	—	—	30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	693,296	127,024	693,296		127,024

	31,226,433	11,028,808	65,090,604	59,445,800	—	—	693,296	127,024		97,010,333		70,601,632
Holding gain – Beef cattle	—	—	2,537,295	1,396,642	—	—	—	—		2,537,295		1,396,642
Holding gain – Crops and raw materials	6,528,102	1,744,377	—	—	—	—	—	—		6,528,102		1,744,377
Production	11,483,962	6,586,411	13,126,964	10,063,537	8,958,759	4,603,474	—	—		33,569,685		21,253,422
Transfer of inventories to fixed assets	—	—	—	—	—	—	(393,118)	—		(393,118)		—
Transfer of inventories to expenses	(2,533,678)	(1,977,604)	(64,219)	(33,701)	—	—	(694,567)	(508,616)		(3,292,464)		(2,519,921)
Purchases	4,306,384	1,111,511	1,949,720	2,497,435	—	—	1,224,060	1,009,558		7,480,164		4,618,504
Operating expenses (Schedule H)	—	—	—	—	—	—	208,436	2,268		208,436		2,268
Less:
Inventories at the end of the period
Beef cattle	—	—	(68,439,184)	(62,214,285))	—	—	—	—	(68,439,184)		(62,214,285)
Crops	(18,363,443)	(4,554,722)	—	—	—	—		—	(18,363,443)		(4,554,722)
Seeds and fodder	(492,166)	(177,457)	—	—	—	—	—	—	(492,166)		(177,457)
Materials and others	—	—	(574,613)	—	—	—	(989,883)	(620,126)	(1,564,496)	(88,859,289)	(620,126)	(67,566,590)

Cost of Sales	32,155,594	13,761,324	13,626,567	11,155,428	8,958,759	4,603,474	48,224	10,108		54,789,144		29,530,334

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos	December 31, 2006 Pesos	December 31, 2007 Pesos		December 31, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops and other unharvested	2,342,025	1,662,592	—	—	—	—	2,342,025		1,662,592

Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334

Materials and others	3,609,519	4,142,815	465,981	—	160,940	119,865	4,236,440		4,262,680

	5,951,544	5,805,407	1,802,500	168,766	11,828,413	9,633,064		19,582,457		15,607,237
Holding gain - Beef cattle	—	—	—	—	(105,533)	(9,923)		(105,533)		(9,923)
Holding gain - Crops and raw materials	1,793,307	1,060,860	—	574,843	—	—		1,793,307		1,635,703

Production	—	—	510,316	—	381,166	875,249		891,482		875,249

Transfer of inventories to fixed assets	(145,314)	—	—	—	—	—		(145,314)		—
Transfer of unharvested crops to expenses	(17,623,485)	(11,286,408)	(1,793,975)	(410,422)	(2,628,573)	(580,245)		(22,046,033)		(12,277,075)

Purchases	64,013,927	34,375,185	777,983	609,183	3,904,983	1,773,495		68,696,893		36,757,863

Operating expenses (Schedule H)	10,117,788	9,664,095	9,373,887	7,549,221	5,871,186	2,502,669		25,362,861		19,715,985

Less:

Inventories at the end of the period

Beef cattle	—	—	—	—	(12,462,708)	(10,149,663)	(12,462,708)		(10,149,663)

Unharvested crops	(41,582,709)	(24,464,198)	—	—	—	—	(41,582,709)		(24,464,198)

Seeds and fodder	—	—	(643,318)	(895,926)	(405,003)	(262,051)	(1,048,321)		(1,157,977)

Materials and others	(12,366,028)	(7,122,966)	(659,835)	(572,903)	(131,579)	(244,625)	(13,157,442)	(68,251,180)	(7,940,494)	(43,712,332)

Cost of Production	10,159,030	8,031,975	9,367,558	7,022,762	6,252,352	3,537,970		25,778,940		18,592,707

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule G

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	313,561	3.109	974,861	US$	12,833,941	39,182,021	US$	2,723,855	8,231,490
Cash and banks in Brazilian Reais	Rs	2,946	1.680	4,949	Rs	2,584	3,643	Rs	109	146
Investments:
Mutual funds	US$	9,476	3.109	29,462	US$	12,429,289	37,946,618	US$	1,136,014	3,433,034
Interest from IRSA Convertible Notes 2007		—		—	US$	122,667	379,408		122,667	375,605
Trade accounts receivable:
Trade accounts receivable	US$	1,045,631	3.109	3,250,868	US$	174,180	531,771	US$	268,364	810,997
Other receivables:
Secured by mortgages	US$	2,345,230	3.109	7,291,321	US$	2,291,261	6,995,220	US$	976,184	2,950,028
Guarantee deposits	US$	525,677	3.109	1,634,329	US$	918,904	2,805,415	US$	1,055,350	3,189,269
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	34,670	106,159
Others	US$	409,231	3.109	1,272,300	US$	20,000	61,860	US$	20,000	61,240
Non-Current Assets
Other receivables
Secured by mortgages	US$	3,576,668	3.109	11,119,860	US$	4,290,164	13,097,871	US$	1,999,992	6,043,975
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	—		—	US$	57,660	178,341	US$	124,787	382,099
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	29,336	89,827
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100	US$	3,549	10,726
Others	US$	—		—	US$	7,330	22,673	US$	17,514	53,628
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	36,743,999

US$	US$	8,225,474		25,573,001	US$	45,194,579	138,469,318	US$	20,512,282	62,482,076

Rs	Rs	2,946		4,949	Rs	2,584	3,643	Rs	109	146

Total Assets				25,577,950			138,472,961			62,482,222

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule G (Cont)

	December 31, 2007				June 30, 2007			December 31, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	3,175,016	3.149	9,998,126	US$	4,119,905	12,742,867	US$	4,562,354	13,969,927
Accrual for other expenses	US$	191,062	3.149	601,655	US$	206,984	640,202	US$	382,124	1,170,064
Loans:
Local banks	US$	11,864,050	3.149	37,359,895	US$	5,552,260	17,173,139	US$	4,477,031	13,708,670
Foreign Banks	US$	8,113,062	3.149	25,548,031	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	205,464	629,130
Convertible Notes 2007	US$	—		—	US$	2,768,826	8,563,979	US$	8,052,869	24,657,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—		—	US$	—	—	US$	12,013,256	36,784,590
Directors	US$	—		—	US$	33,676	104,160	US$	33,600	102,883
Advanced from customs
Advanced from customs	US$	3,850,006	3.109	11,969,669	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	175,140	536,279
Loans:
Foreign Banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,496,000

Total Liabilities	US$	27,193,196		85,477,376	US$	20,789,908	64,303,186	US$	37,901,838	116,055,428

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods beginning as from July 1, 2007 and 2006 and ended on December 31, 2007 and 2006

(Notes 1 and 2)

Schedule H

Items	Total as of December 31, 2007 Pesos	Operating Expenses					Expenses		Total as of December 31, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	500,027	—	—	—	—	—	—	500,027	127,972
Fees and payments for services	2,962,161	364,974	53,907	210,385	100,682	—	—	2,597,187	1,689,581
Salaries and wages	5,821,350	2,404,567	334,983	1,398,972	670,612	—	—	3,416,783	6,536,659
Social security taxes	1,150,790	418,241	65,579	209,962	142,700	—	—	732,549	1,178,722
Taxes, rates and contributions	259,845	153,001	63,688	33,359	55,954	—	—	106,844	510,989
Gross sales taxes	719,562	—	—	—	—	—	719,562	—	332,933
Office and administrative expenses	731,627	—	—	—	—	—	—	731,627	1,110,660
Bank commissions and expenses	5,480	5,480	1,278	3,794	408	—	—	—	9,136
Depreciation of fixed assets	2,236,011	1,945,021	1,133,779	556,372	254,870	—	—	290,990	1,902,805
Vehicle and traveling expenses	467,186	277,409	66,611	183,691	27,107	—	—	189,777	206,229
Spare parts and repairs	1,058,516	1,058,104	296,800	500,961	260,343	—	—	412	1,071,636
Insurance	106,402	85,420	22,074	55,453	7,893	—	—	20,982	261,630
Benefits to Employees	338,067	189,129	32,212	119,655	37,262	—	—	148,938	361,437
Livestock expenses (1)	6,246,218	5,787,838	—	5,787,838	—	—	458,380	—	5,469,297
Dairy farm expenses (2)	4,244,372	4,214,985	—	—	4,214,985	—	29,387	—	1,757,710
Agricultural expenses (3)	11,543,424	8,153,729	7,945,293	—	—	208,436	3,389,695	—	7,349,935
Silo expenses	4,531	4,531	4,531	—	—	—	—	—	30,496
General expenses	533,661	504,237	96,125	312,763	95,349	—	—	29,424	287,682
Lease of machinery and equipment	1,085	1,015	333	682	—	—	—	70	—
Safety and hygiene expenses	3,616	3,616	595	—	3,021	—	—	—	—
Advertising expenses	12,328	—	—	—	—	—	—	12,328	—

Total as of December 31, 2007	38,946,259	25,571,297	10,117,788	9,373,887	5,871,186	208,436	4,597,024	8,777,938	—

Total as of December 31, 2006		19,718,253	9,664,095	7,549,221	2,502,669	2,268	2,292,717	8,184,539	30,195,509

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date as of December 31, 2007

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	ACER
		Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos
Current	185,568	1,214,366	23,603	3,215,234	6,393,969	—
Non-current	23,462,678	—	—	—	—	22,605,494

b.	Trade Accounts Receivable and other receivables to fall due as of December 31, 2007

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos
		FYO	IGSA	COMERCIA- LIZADORA DE LOS ALTOS S.A.	ACER
		Trade Accounts Receivable
		Pesos	Pesos	Pesos	Pesos
03/31/08	13,516,502	4,141,272	163,751	933	233,747	21,442,876
06/30/08	—	—	—	—	—	7,706,453
09/30/08	—	—	—	—	—	4,153,803
12/31/08	—	—	—	—	—	1,536,862
06/30/09	—	—	—	—	—	3,778,473
09/30/09	—	—	—	—	—	1,781,457
06/30/10	—	—	—	—	—	3,778,473
09/30/10	—	—	—	—	—	1,781,457

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of December 31, 2007.

b.	Debts without a due date as of December 31, 2007.

	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	154,902,069	—	—
Non-current	—	56,518,636	61,947

c.	Debts to fall due as of December 31, 2007.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from clients Pesos	Other Debts Pesos
		IBSA	Cactus	CYRSA	APSA	IRSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
03/31/08	36,845,071	89,177	132,490	38,062	1,367,340	160,730	10,417,725	1,626,820	2,734,788	—	1,508,437
06/30/08	—	—	—	—	—	—	23,414,350	—	—	11,969,669	—
09/30/08	—	—	—	—	—	—	3,883,851	712,577	1,986,618	—	—
12/31/08	—	—	—	—	—	—	25,192,000	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	COMERCIALIZADORA DE LOS ALTOS S.A	ACER		ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	10,265,634	4,141,272	163,751	933	223,747	48,290,290	22,605,494	1,214,366	6,393,969	23,603	3,215,234
In Dollars	3,250,868	—	—	—	—	21,317,810	—	—	—	—	—

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	COMERCIALIZADORA DE LOS ALTOS S.A	ACER		IGSA	FYO	ACER	AGRO URANGA	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	17,964,524	6,325,000	—	20,652,208	—	2,757,420
Outstanding balances not accruing interests	13,516,502	163,751	4,141,272	933	223,747	51,643,576	68,969	23,603	1,953,286	1,214,366	457,814

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable	Law No. 19,550 Section 33					Loans	Salaries and Social Security Payable	Taxes Payable	Advanced from clients	Other Debt	Provisions
		IRSA	Cactus	CYRSA	APSA	IBSA
		Trade Accounts Payable
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	26,245,290	160,730	132,490	38,062	1,367,340	89,177	154,902,069	2,339,397	61,240,042	—	1,508,437	61,947
In Dollars	10,599,781	—	—	—	—	—	62,907,926	—	—	11,969,669	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from clients Pesos	Other Debt Pesos	Provisions Pesos
		IRSA	Cactus	CYRSA	APSA	IBSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,892,518	—	—	—	—	—	216,701,195	—	—	—	—	—
Outstanding debts not accruing interests	31,952,553	160,730	132,490	38,062	1,367,340	89,177	1,108,800	2,339,397	61,240,042	11,969,669	1,508,437	61,947

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2007 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2007 there were advance payments to directors for Ps. 378,699, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	76,151,224	32,697,176

Vehicles	Theft, fire and civil and third parties liability	2,321,686	984,050

16.	CONTINGENCIES

As of December 31, 2007 there are no contingent situations that have not been accounted for and/or disclose in the financial statement.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 18 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

SUMMARY as of December 31, 2007

Buenos Aires, February 11, 2008 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first six months of fiscal 2008 ended December 31, 2007.

Results for the first six months of fiscal 2008 showed net income for Ps. 14.5 million compared to a Ps. 17.0 million profit posted the same period of the previous fiscal year.

Consolidated sales for the period amounted to Ps. 68.1 million, 64.5% higher than those posted for the same period of the previous fiscal year.

Gross profit during the first six months of fiscal year 2008 amounted to Ps. 17.6 million as compared to the Ps.7.4 million gross profit posted in the same period of the previous year.

Operating revenues for the six months ended on December 31, 2007 showed a Ps. 22.4 million profit, compared to the Ps. 0.4 million loss posted in the same period of the previous fiscal year. This difference is mainly due to the fact that in the second quarter of fiscal 2008 the Company recorded income as a result of the sale of 4,974 hectares in the “Los Pozos” farm and that the valuation of other assets was adjusted to their net realization value as from the execution of the preliminary sales agreement upon conveyance of possession of 2,471 hectares at the “La Esmeralda” farm.

Results from related companies showed income for Ps. 9.0 million, 60.8% lower than in the same period of fiscal 2007, mainly as a consequence of our interest as of December 31, 2007 in IRSA Inversiones y Representaciones S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Summary of operations

Crops

Crops sales for the six months totaled Ps. 35.1 million, compared to sales for Ps. 13.2 million in the same period of the previous fiscal year. The volume of crops sold was 65,853 tons at an average price per ton of Ps. 541.3 compared to the 31,256 tons sold and the average price of Ps. 423.5 for the same period of the previous fiscal year. The increase in tons sold is mainly due to the higher levels of crop inventories at the beginning of the first period of fiscal 2008 and the 52.8% increase in production, which rose from 19,744 tons for the first six months of fiscal 2007 to 30,176 tons for the same period in fiscal 2008. In turn, income from production reached a total of Ps. 12.8 million, 95% higher than the income from production obtained in fiscal 2007 for the same six months.

The stock of crops as of the end of the six months totaled 39,090 tons, 16,802 of which were wheat and 12,080 were corn. The remaining tons were soybean, barley and sorghum.

As of December 31, 2007, 80.4% of the surface area planted with wheat was harvested. The other crops show very good conditions.

Gross results in the segment for the period ended December 31, 2007 were a Ps. 5.0 million profit, compared to a Ps. 1.9 million loss for the same period of the previous fiscal year.

For the current season we have allocated 62,783 hectares to agriculture, 31,174 of which are leased from third parties and 5,148 are operated under concessions. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 10,268.

In our operations in Argentina, the weather had an adverse effect on the next harvest. Both the frosts fallen in mid-November in the center south region of the Province of Buenos Aires and in La Pampa, as well as the drought caused by the meteorological phenomenon known as “La Niña” sustained in January 2008 in the center region of Argentina affected the agricultural season. Although there was an increase in the planted surface area for this season when compared to the previous season, there is a likelihood that the volumes harvested for the 2007/2008 season will not exceed the unprecedented volumes harvested in the 2006/2007 season. This notwithstanding, Cresud’s prospects for fiscal 2008 are promising thanks to the diversification of land and crops, the technological breakthroughs adopted in the farms to increase yields plus the rise in the prices of crops. The combination of all these factors shall contribute to maintaining profitability in the business.

In November 2007, the Argentine National Government increased the withholdings imposed on exports of soybeans and its by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). However, this increase was offset by the major increase in the prices of crops, which allowed us to maintain high levels of profitability. Prospects are still firm in an environment where international markets continue to exert pressure on the demand side which in turn increases the prices of crops.

In early 2008, the Secretariat of Agriculture of Argentina decided to re-open the registries of exports of corn and wheat which had been closed for more than a year in the case of corn and for two months in the case of wheat. The registries will be opened on a controlled, stepwise manner. This decision will lead to an improvement in the prices collected by farmers, allow the grains markets to regain their normal conditions of operation and endow them with increased competitiveness.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Beef Cattle

As of December 31, 2007, the Company’s cattle stock was 89,593 head with a total of 130,395 hectares allocated to beef cattle activities.

Beef cattle sales were at levels similar to those in the previous fiscal year, from Ps. 15.4 million as of December 31, 2006 to Ps. 14.7 million as of December 31, 2007. In the first six months of the fiscal year under analysis sales were closed for 5,956 tons, whereas during the first-half of fiscal 2007 sales in tons had amounted to 6,696.

The gross result from the beef cattle segment was Ps. 5.0 million, compared to the Ps. 3.5 million profit posted in the first six months of the previous fiscal year, which points to a 40% improvement.

Beef cattle output was 4,689 tons, which entailed a 9.8% drop compared to the previous fiscal year. The drop in output volumes was mainly due to the de-consolidation of Cactus Argentina S.A. resulting from the reduction in our interest from 50% to 24%, compared to the proportional consolidation of such company during the first six months of fiscal 2007.

At the international level, beef cattle prices strengthened during 2007 as a result of the slow recovery in demand. The European Union has recently closed its borders to Brazilian beef cattle due to health-related concerns, which measure contributed even more to the rise in prices. The restriction in supply on top of the continued increase in demand is expected to strengthen the international prices of beef cattle in the short term.

Milk

Milk production increased by 22.0% in the six months, from 8.9 million liters as of December 31, 2006 to 10.8 million as of December 31, 2007. This increase was mainly due to the startup of production in the new dairy facility located in our “La Juanita” farm, which increased its milking capacity to 1,800 cows, and the higher efficiency rate of the daily average milk production per head.

Sales for the six months totaled Ps. 9.0 million, 94.6% in excess of the sales posted in fiscal 2007 for the same six months. The increase in sales is due both to the rise in production and to the rise in the average price of the liter of milk.

During the first six months of fiscal 2007 we had 6,615 cattle head in 2,376 hectares allocated to milk production, whereas in the current period the number of head rose to 7,537 over 3,723 hectares. On average, there are 3,116 milking cows per day, 16.9% higher than for the same period of the previous year.

Gross income went from a Ps. 1.9 million profit in the first six months of fiscal 2007, to a Ps. 3.1 million profit in the same six months of fiscal 2008.

At present, the Company’s dairy facilities are located in the “La Juanita” farm and in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Purchase and Sale of farms

In December 2007 we signed the preliminary sales agreement for the remaining undivided 25% interest over the 72 hectares of the “La Adela” farm in the Province of Buenos Aires. The price of the transaction was agreed at US$ 0.1 million, which were paid at the time of execution. As a result of that acquisition, the “La Adela” farms totals 1,054 hectares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

In November 2007, we signed the sales deed for 4,974 hectares in the “Los Pozos” farm in the Province of Salta. The price of the transaction was agreed at US$ 1.1 million, i.e. US$ 225 per hectare. As of December 30, 2007 the amount of US$ 1.0 million was collected and the balance, equal to US$ 0.1 million must be collected in August 2008 plus a basis interest rate equivalent to the Libor rate +6%. This sale yielded an approximate result of US$ 1.0 million. It must be highlighted that the Company had the parcel sold valued in its books at US$ 7.0 per hectare.

In December 2007, we signed a preliminary sales contract with transfer of possession over 2,471 hectares in the “La Esmeralda” farm in the Province of Santa Fe. This parcel has been measured at its net realization value, and income for approximately US$ 5.2 million has been recognized. The Company had booked this parcel at a value of US$ 309 per hectare, whereas the price of the transaction was agreed at US$ 2,549 per hectare.

Development of marginal lands

We consider the potential offered by the sector to lie on the development of marginal areas, as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in core areas.

During the second quarter of fiscal 2008, we continued with the development of our “Los Pozos” farm located in the Province of Salta, which is expected to reach a total net surface area of 63,000 hectares of prairies sown by the end of fiscal year 2008. Progress was also made in the development of Agropecuaria Cervera S.A., which will add 6,000 hectares for agricultural production by the end of fiscal year 2008.

As of December 31, 2007 Cresud had own land reserves amounting to 314,405 hectares that were purchased at very attractive prices, and 151,648 hectares in lands under concession. The own land reserves include 90,000 hectares of the “8 de Julio” farm, in the Province of Santa Cruz, which will be allocated to wool production during this fiscal year. We are convinced that with the development of these areas and the aid of technological breakthroughs, the value of land will show an upward trend that will result in significant revenues for the company.

Investments in other companies

BrasilAgro

BrasilAgro, a Brazilian company listed in the Bovespa since May 2006, was founded with the purpose of replicating Cresud’s business in Brazil. The Company is engaged mainly in four business lines while keeping its focus on Real Estate for farming purposes: sugar cane, grains and cotton, forestry, and cattle beef.

BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. As of December 31, 2007 Cresud held 8.3% of BrasilAgro’s outstanding common stock capital.

As of December 31, 2007, BrasilAgro owned 8 properties, totaling 139,939 hectares and acquired at highly attractive prices compared to the average values prevailing in the respective regions, all of which have great appreciation potential, namely: “Sao Pedro” of 2,443 hectares in Chapado do Sul (MS); “Cremaq” of 32,375 hectares in Baixa Grande do Ribeiro (PI); “Engenho” of 2,022 hectares in Maracajú (MS); “Jatobá” of 28,442 hectares in Jaborandi (BA); “Araucária” of 11,657 hectares in Mineiros (GO), “Alto Taquari” of 5,266 hectares in Alto Taquari (MT); “Chaparral” of 37,799 hectares in Correntina (BA) and “Nova Buriti” of 19,935 hectares in Januária (MG). To date, BrasilAgro has applied Reais 261.5 million, including amounts committed and paid under land purchase transactions, compared to the aggregate of Reais 552.0 received as a result of the initial public offering of shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

BrasilAgro will maintain its focus on the agricultural real estate business and will look for new business opportunities that allow it to consolidate a significant property portfolio, as well as the development of its four business lines: sugar cane, grains and cotton, forestry, and cattle beef.

Cactus Argentina S.A.

Cactus Argentina S.A., our feedlot and slaughtering facility operator in which we hold a 24.0% interest, continued consolidating its growth and playing a major role in our Company’s cattle beef production.

During these six months, Cactus Argentina S.A. recorded a gross profit of Ps. 2.9 million. In addition, its net income for the quarter was Ps. 0.5 million.

Cactus Argentina S.A. is the only Argentine company with vertical integration in the cattle beef industry. The feedlot cattle beef production is processed in the company’s packing plant for the Argentine and export markets. Feedlot cattle beef production with a corn-based diet has been growing at a very dynamic pace. The company has gained a reputation in the market due to the uniform final product that results from feedlot animals, which allows it to offer high-quality products along with higher sales prices.

During the second quarter of fiscal 2008, the General Extraordinary Unanimous Shareholders’ Meeting of Cactus Argentina S.A. approved a capital increase of US$ 3,0 million, that was fully subscribed for and paid in by the shareholders in November 2007. Therefore, there have been no changes in the company’s capital structure.

During the second quarter of fiscal 2008, the administrative authorities of Villa Mercedes, San Luis, where the feedlot is located, ordered the removal of the feedlot from its current premises. As a result of the judicial actions implemented by Cactus, the above judicial measure providing for the closure of the feedlot was lifted.

FyO

Futuros Y Opciones.com S.A. (FyO), the Internet portal in which we hold a 68.1% interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO has a database of 40,000 users, and of more than 5,000 agricultural farmers who are authorized to close deals. Its strategy is focused on commercial services to farmers by leveraging on Cresud’s experience and operational capacity in the business, with FyO being the nexus with the customer.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

During the period ended on December 31, 2007 Futuros y Opciones.com S.A.’s income amounted to Ps. 5.9 million, 196.1% higher than the income recorded in the same period of the previous year. The net result for the period was income for Ps. 0.14 million, compared to Ps. 0.06 million income for the same period of fiscal 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Principal indicators for the six-month period ended December 31, 2007 and 2006:

		6 months ended on December 31, 2007	6 months ended on December 31, 2006%
	Sales (volume)
	Wheat	7,612	15,199	(49.9%)
	Corn	28,444	4,133	588.1%
	Sunflower	3,558	479	643.4%
	Soybean	22,620	11,445	97.6%
	Other	3,619	—	100,0%

	Total Crops (tons)	65,853	31,256	110.7%

	Beef (tons)	5,956	6,696	(11.0)%
	Milk (Thousands of liters)	10,855	8,896	22.0%
	Production
	Wheat	18,880	16,903	11.7%
	Corn	9,117	2,618	248.2%
	Soybean	12	—	100.0%
	Other	2,167	223	871.7%

	Total Crops (tons)	30,176	19,744	52.8%

	Beef (tons)	4,689	5,200	(9.8%)
	Milk (Thousands of liters)	10,855	8,896	22.0%

	Operated surface area (in hectares)
Crops	Owned farms	26,461	22,708	16.5%
	Leased farms	31,174	25,307	23.2%
	Farms under concession	5,148	4,500	14.4%
Beef cattle	Owned farms	97,901	104,933	(6.7%)
	Leased farms	32,494	14,428	125.2%
Milk	Owned farms	3,723	2,376	56.7%

	Land reserves (in hectares)
	Owned farms	314,405	250,722	25.4%

	Farms under concession	151,648	157,484	(3.7%)

	Surface area under irrigation
	Owned farms	3,748	3,701	1.3%
	Leased farms	976	1,002	(2.6%)

	Storage capacity (tons)
	Owned plants	10,000	10,000	0.0%
	Leased plants	8,000	8,000	0.0%

	Beef Cattle Stock
	Breeding (head)	74,903	74,648	0.3%
	Fattening (head)	14,690	13,747	6.9%
	Milking Cows (head)	7,537	6,615	13.9%

	Total Beef Cattle Stock (head)	97,130	95,010	2.2%

	Daily average milking cows (head)	3,116	2,665	16.9%

Notes:

- Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares), nor Cactus due to the de-consolidation (24%)

- The farms under concession correspond to the surface area in proportion to our 99.99% interest in Agropecuaria Cervera S.A.

- The surface area under operation in our owned farms for the Crops segment includes 2,471 hectares in the “La Esmeralda” farm for which a preliminary contract sales was executed on December 27, 2007.

- Land reserves in owned farms in the first six months of fiscal 2008 include 90,000 hectares at the 8 de Julio farm (Santa Cruz) to be allocated to wool production.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Results from IRSA Inversiones y Representaciones S.A.

The net income of IRSA Inversiones y Representaciones (NYSE: IRS – BASE: IRSA) for the six months ended on December 31, 2007 totaled Ps. 5.8 million compared to income for Ps. 66.1 million as recorded for the same period of fiscal 2007. It must be noted that in the first quarter of the current fiscal year, losses were booked for Ps. 30.0 million, which means that this quarter IRSA was able to generate income sufficient to offset losses in cumulative terms. In addition, this reduction in income for the period compared to the previous fiscal year is not due to factors inherent in the operations of the various business segments but to results outside such operations, such as an increase in financial expenses and losses sustained by other companies. The result recorded is mainly due to the following:

Operating income increased by 35.5%, from Ps. 104.7 million as of December 31, 2006, to Ps. 141.9 million, as of December 31, 2007. This increase was mainly driven by the improved performance in income, which grew by 45.9% totaling Ps. 496.6 million compared to Ps. 340.3 million booked in the first six months of fiscal 2007. The share of each segment in the net sales was as follows: sales and development, Ps. 63.0 million, offices and other lease properties Ps. 44.8 million, shopping centers Ps. 172.6 million, hotels Ps. 76.0 million, credit cards Ps. 139.9 million and financial operations and others Ps. 0.3 million.

Results from related companies showed a loss of Ps. 9.1 million compared to a profit of Ps. 15 million in the same period of fiscal year 2007. This is due mainly to IRSA’s interest in Banco Hipotecario, which had sustained extraordinary losses in the first quarter of fiscal 2008, which were partially offset with income during the second quarter of fiscal 2008.

As regards financial results, they amounted to a loss of Ps. 54.9 million compared to a Ps. 12.3 million profit for the same six months of fiscal year 2007. On one hand, this is explained by the fact that financial transactions sustained losses due mainly to the decrease in the fair value of our shares in mutual funds. On the other hand, the Notes (Negotiable Obligations) issued by IRSA and APSA in fiscal year 2007 accrued interest as reflected in an increase in financing expenses.

IRSA is Argentina’s leading real estate company, with a totally diversified portfolio of properties. IRSA operates in the following business segments:

•	Office rental and other properties with more than 250,143 sqm. of premium offices for lease.

•

Operation of Shopping Centers through its 62.5% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and it owns or holds a majority shareholding in 10 shopping centers with 260,991 sqm gross leaseable area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Besides, IRSA owns residential properties for sale and land reserves for current and future developments appraised at Ps. 460.9 million.

Additionally, IRSA holds 11.76% of Banco Hipotecario’s capital stock. BHSA is the leading Argentine mortgage bank, with a net worth amounting to Ps. 2,601.4 million. This amount has been calculated in accordance with Professional Accounting Standards.

IRSA’s Total Consolidated Assets amount to Ps. 4,155 million and its net worth amounts to Ps. 1,875 million.

During the second quarter of fiscal year 2008 Cresud exercised its residual holding of IRSA’s warrants which amounted to 12,458,011 for US$ 15 million, for which it obtained 22,858,735 shares. As a result of the exercise of warrants, share purchases and additional ADRs, our interest in IRSA as of December 31, 2007, was 34.6% of its total outstanding shares.

Other Relevant Highlights

Conversion of Notes and exercise of Warrants

The Convertible Notes issued under the laws of the State of New York on November 14, 2002, which accrued an 8% interest rate (payable on a half-yearly basis), convertible at a price of US$ 0.5078 per share of par value Pesos 1 (1.9693 shares per Convertible Note) matured on November 14, 2007. Additionally, the Convertible Notes contained a Warrant that entitled the holder to acquire for each Convertible Note 1.9693 shares of par value Pesos 1 at a price of US$ 0.6093 each.

During the period for the exercise and conversion, the holders of warrants and convertible notes exercised a total of 49,867,018 warrants and converted a total of 49,910,874 Convertible Notes as a result of which the Company’s currently outstanding shares amount to 320,774,772.

As of November 14, 2007, the date of maturity of the Convertible Notes, 89,126 Convertible Notes were still pending conversion and were settled by the Company. There are still 132,982 warrants that were not converted.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Dividend Distribution

On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved the distribution of cash dividends for Ps. 8.25 million or Ps. 0.026 per registered share of par value $ 1.0. The payment of dividends took place as from October 23, 2007.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share each year since 1996. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share(1)
	(en million de Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026

(1)	Corresponds to per share payments. To calculate the dividends paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Financial Debt

As a result of the excellent investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro, the acquisition of farms and the increasing amount of our investments in NW Argentina during the current fiscal year, we have incurred indebtedness at levels higher than those incurred in previous fiscal years, totaling as of December 31, 2007 indebtedness in the amount of Ps. 215.2 million.

Such indebtedness is composed of a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 25.2 million and Ps. 36.6 million for the purpose of financing our crop production, while the balance, i.e. Ps. 153.4 million is concentrated in the short term.

For the coming fiscal years, we intend to match these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary business, the sale of assets or the proceeds of our capital stock increase.

The exchange rate considered for US$-denominated loans was US$ 1 = Ps. 3.1490, corresponding to the selling exchange rate published by Banco de la Nación Argentina prevailing as of December 31, 2007.

Type of indebtedness	Currency	Amount (Million)	Term
Short-term	Ps.	153.4	Up to 180 days
Crop production financing	Ps.	36.6	From 175 to 365 days
Long Term	Ps.	25.2	Less than 1 year

Issuance of Shares

On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved a capital stock increase through the issuance of up to 180 million new shares of common stock. In turn, the Shareholders’ Meeting approved the issuance of warrants to subscribe shares in the Company’s common stock which may be exercised by those who subscribed the capital stock increase free of charge. The warrants entitle subscribing shareholders to one share every three subscribed shares.

We are planning to implement this procedure in the very near future, subject to us identifying the best market situation to move forward with it in line with the recommendation by our financial advisors. The dramatic increase in the prices of commodities supports our marginal land revaluation strategy, also evidenced by its major positive impact on Cresud’s portfolio and therefore, on the appreciation potential of Cresud’s shares.

An amount ranging from US$ 100 to US$ 200 million of the proceeds shall be applied to financing our main business’s growth through new investments in agricultural activities in Latin America and marginally in other countries to the extent such investments are consistent with our business strategy. In turn, we are planning to finance additional investments in IRSA through purchases in the market of outstanding shares and/or the exercise of preemptive and accretion rights issued in relation to future capital increases in IRSA. We are also planning to apply approximately US$ 40 million to meeting working capital needs and to other general corporate purposes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the coming quarter

International and Argentine economic conditions continue to lead the agricultural sector and our Company towards a position favorable to taking advantage of opportunities that may arise in the market.

Prospects for the coming quarter are highly promising; crops are at historical highs and there is consensus in the market regarding the fact that these prices will remain high for a long period, as they are driven by sound growth in demand and are therefore not likely to change significantly in the short and medium term. Consequently, we expect an increase in our profitability.

As regards the cattle beef business, our strategy for the next quarter is to continue to increase output and to focus on vertical integration by slaughtering our own cattle and exporting on behalf of third parties.

As regards the milk business, we shall continue to expand this business in order to take advantage of the excellent opportunities currently offered by the market. Besides, we are analyzing the possibility of growing in the milk production chain with by-products.

As regards land, in the future, we will continue to keep a watch out for opportunities that may arise in the land purchase and sale market. The development of marginal land will also intensify.

Prospects in the agribusiness are highly appealing. In our understanding, companies such as Cresud, with a lengthy track record and vast expertise in the sector, will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

Alejandro G. Elsztain
Vice President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Current Assets	177,617,296	99,226,113	80,446,179	89,091,991	69,522,344
Non-current Assets	1,013,750,962	816,387,107	672,427,556	609,533,419	525,729,702

Total Assets	1,191,368,258	915,613,220	752,873,735	698,625,410	595,252,046

Current Liabilities	280,411,786	187,681,350	52,277,762	66,430,672	12,520,393
Non-current Liabilities	59,039,139	66,504,994	157,085,143	152,099,365	151,890,701

Total Liabilities	339,450,925	254,186,344	209,362,905	218,530,037	164,411,094

Minority Interest	934,075	576,428	200,444	5,366	104,178

Shareholders’ Equity	850,983,258	660,850,448	543,310,386	480,090,007	430,736,774

	1,191,368,258	915,613,220	752,873,735	698,625,410	595,252,046

Comparative Income Structure

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Operating income (loss)	22,411,787	(381,418)	14,670,866	7,058,416	5,486,663
Financial and holding gain (loss)	(7,275,790)	(4,343,286)	16,876,779	(2,194,831)	602,205
Other income and expenses and income on equity	6,591,618	21,747,793	6,625,773	10,781,030	2,359,620
Management fees	(1,582,959)	(2,108,111)	(2,653,994)	(1,059,305)	(529,129)

Operating net income (loss)	20,144,656	14,914,978	35,519,424	14,585,310	7,919,359
Income Tax	(5,631,806)	2,140,134	(11,709,985)	(5,111,658)	(3,259,735)
Minority Interest	(40,194)	(16,557)	76,503	60,085	102,532

Net Income (loss)	14,472,656	17,038,555	23,885,942	9,533,737	4,762,156

Production volume

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	3,246,421	4,688,648	3,446,722	5,200,447	2,036,531	4,532,104	4,261,029	5,987,932	3,027,981	5,111,038
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	209,913	301,760	171,257	197,442	143,047	170,677	205,947	224,380	115,712	140,050

*	One quintals equals one hundred kilograms

Alejandro G. Elsztain
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Sales volume

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011

*	One quintals equals one hundred kilograms

Local Market

	Three-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003
Beef Cattle (in Kgs.)	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506
Butyraceous (in Kgs.)	207,581	389,621	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196
Crops (in quintals) *	282,850	658,534	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of December 31, 2007 Pesos	As of December 31, 2006 Pesos	As of December 31, 2005 Pesos	As of December 31, 2004 Pesos	As of December 31, 2003 Pesos
Liquidity	0.633	0.529	1.539	1.341	5.553
Solvency	2.507	2.600	2.595	2.197	2.620
Non-current assets to assets	0.851	0.892	0.893	0.872	0.883
Return on Equity	0.017	0.026	0.045	0.020	0.012

Alejandro G. Elsztain
Vicepresident

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Andrés Suarez

Buenos Aires, Argentina

August 31, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 29.e.)	Ps.	218,356	Ps.	103,018
Investments (Notes 4.b. and 29.e.)		638,351		130,420
Mortgages and leases receivable, net (Notes 4.c. and 29.e.)		169,623		114,911
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		114,085		52,159
Inventories (Note 4.e.)		35,375		81,280

Total current assets		1,175,790		481,788

Non-Current Assets
Mortgages and leases receivable, net (Notes 4.c. and 29.e.)		42,442		33,044
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		81,202		97,882
Inventories (Note 4.e.)		220,828		80,830
Investments (Notes 4.b. and 29.e.)		673,273		647,981
Fixed assets, net (Note 29.a.)		2,027,311		1,413,212
Intangible assets, net (Note 29.b.)		2,822		3,599

Subtotal		3,047,878		2,276,548

Negative goodwill, net		(78,769)		(18,215)

Total non-current assets		2,969,109		2,258,333

Total Assets	Ps.	4,144,899	Ps.	2,740,121

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)	Ps.	195,870	Ps.	127,369
Mortgages payable (Notes 4.l. and 29.e.)		17,538		18,407
Customer advances (Notes 4.g. and 29.e.)		88,810		64,847
Short-term debt (Notes 4.i. and 29.e.)		196,655		123,733
Salaries and social security payable (Note 4.h.)		26,841		14,823
Taxes payable (Notes 4.j. and 29.e.)		64,712		33,928
Other liabilities (Notes 4.k. and 29.e.)		61,656		36,121

Total current liabilities		652,082		419,228

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)		40,942		1,196
Mortgages payable (Notes 4.l. and 29.e.)		4,557		14,722
Customer advances (Note 4.g.)		63,908		41,482
Long-term debt (Notes 4.i. and 29.e.)		1,217,866		280,560
Taxes payable (Note 4.j.)		29,556		14,926
Other liabilities (Notes 4.k. and 29.e.)		38,864		32,252

Total non-current liabilities		1,395,693		385,138

Total Liabilities		2,047,775		804,366

Minority interest		450,410		449,989

SHAREHOLDERS’ EQUITY		1,646,714		1,485,766

Total Liabilities and Shareholders’ Equity	Ps.	4,144,899	Ps.	2,740,121

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
Revenues	Ps.	738,756	Ps.	577,680	Ps.	369,889
Costs (Note 29.d)		(311,647)		(243,831)		(168,074)

Gross profit		427,109		333,849		201,815

Gain from recognition of inventories at net realizable value		20,737		9,063		17,317
Selling expenses		(113,709)		(60,105)		(36,826)
Administrative expenses		(141,427)		(96,882)		(70,670)

Subtotal		(234,399)		(147,924)		(90,179)

Net income from retained interest in securitized receivables (Note 16)		3,254		2,625		423
Gain from operations and holdings of real estate assets, net (Note 7)		2,568		12,616		27,938

Operating income		198,532		201,166		139,997

Amortization of goodwill		(1,472)		(1,080)		(1,663)
Gain on equity investees		40,026		41,657		67,207
Financial results, net (Note 8)		4,099		(40,926)		(11,848)
Other expenses, net (Note 9)		(14,100)		(18,263)		(14,089)

Income before taxes and minority interest		227,085		182,554		179,604

Income tax and MPIT		(87,539)		(58,791)		(53,207)
Minority interest		(32,449)		(27,190)		(23,152)

Net income	Ps.	107,097	Ps.	96,573	Ps.	103,245

Earnings per share (Note 18):
Basic net income per share	Ps.	0.24	Ps.	0.25	Ps.	0.37

Diluted net income per share	Ps.	0.20	Ps.	0.23	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders´ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Reserve for new developments (note 5.c)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2004	Ps.	248,803	Ps.	274,387	Ps	. 595,505	Ps.	1,118,695	Ps.	19,447	Ps.	—	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		31,001		83,450		—		—		—		83,450
Exercise of warrants		56,015		—		49,665		105,680		—		—		—		105,680
Net income for the year		—		—		—		—		—		—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	—	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held 11/29/05		—		—		(75,043)		(75,043)		—		—		75,043		—
Net income for the year		—		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	96,573	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held 10/31/06		—		—		—		—		4,829		91,744		(96,573)		—
Net income for the year		—		—		—		—		—		—		107,097		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	91,744	Ps.	107,097	Ps.	1,646,714

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	107,097	Ps.	96,573	Ps.	103,245
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		87,539		58,791		53,207
Depreciation and amortization		98,299		81,313		74,961
Minority interest		32,449		27,190		23,152
Accruals for director’s fees		14,464		13,778		13,700
Allowances and provisions		38,612		23,916		14,538
Gain on equity investees		(40,026)		(41,657)		(67,207)
Gain from operations and holdings of real estate assets, net		(2,568)		(12,616)		(27,938)
Financial results		(39,716)		24,252		(27,605)
Gain from recognition of inventories at net realizable value		(20,737)		(9,063)		(17,317)
Goodwill impairment		635		—		—
Gain from sale of inventories		—		(44,020)		(15,501)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(29,833)		10,279		(4,532)
Increase in non-current investments		(35,587)		(26,433)		—
Increase in mortgages and leases receivables		(79,732)		(80,339)		(49,189)
(Increase) decrease in other receivables		(79,555)		8,128		8,763
Decrease (increase) in inventories		28,967		25,070		(7,418)
(Increase) decrease in intangible assets		(762)		112		(2,323)
Increase in trade accounts payable		65,148		55,980		21,048
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(12,759)		(28,378)		11,975
Increase (decrease) in other liabilities		9,622		(2,157)		(17,667)
Increase in accrued interest		21,542		13,966		5,598

Net cash provided by operating activities		163,099		194,685		93,490

CASH FLOWS FROM INVESTING ACTIVITIES:
Credit default swap agreement		—		—		(11,733)
Payment for acquisition of subsidiary net of cash acquired		(56,093)		(4,231)		(4,163)
Acquisition of undeveloped parcels of land		(9,297)		(62,082)		(681)
Acquisition of fixed assets		(410,080)		(54,119)		(79,316)
Increase in non-current investments		—		(2,302)		(13,772)
Decrease in minority interest		(40,420)		(7,251)		(17,017)
Guarantee deposit		9,111		(8,610)		—
Sale of IRSA Telecommunications N.V.		—		1,719		—
Loans granted to third parties		(3,995)		—		—
Increase in goodwill		—		684		—
Loans granted to related parties		—		(375)		—

Net cash used in investing activities		(510,774)		(136,567)		(126,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		—		1,190		15,840
Proceeds from short-term and long-term debt		1,199,675		45,066		117,241
Payment of short-term and long-term debt		(292,158)		(82,474)		(167,255)
Collateral deposit		—		—		(5,822)
Exercise of warrants		25,958		43,642		105,680
Payment of cash dividends by subsidiaries to minority shareholders		(23,175)		(12,715)		(10,300)
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		(5,150)		—
Decrease in mortgages payable		(18,042)		(25,561)		—
Settlement of debt with related companies		—		(765)		(2,516)

Net cash provided (used in) by financing activities		892,258		(36,767)		52,868

Net increase in cash and cash equivalents		544,583		21,351		19,676
Cash and cash equivalents as of the beginning of the year		163,940		142,589		122,913

Cash and cash equivalents as of the end of the year	Ps.	708,523	Ps.	163,940	Ps.	142,589

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	43,968	Ps.	51,342	Ps.	47,768
Income tax		17,603		11,440		1,452

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	27,893	Ps.	93,322	Ps.	83,450
Increase in inventory through a decrease in undeveloped parcels of land		—		33,006		25,979
Liquidation of interest in credit card receivables		8,873		10,364		3,348
Increase in fixed assets through a decrease in undeveloped parcels of land		66,958		1,626		13,371
Increase in inventory through a decrease in fixed assets		—		1,422		6,084
Increase in fixed assets through an increase in other receivables and prepaid expenses		12,161		348		—
Increase in fixed assets through a decrease in inventory		1,521		293		123
Increase in other receivables through a decrease in fixed assets		—		71		—
Increase in other receivables through a decrease in intangible assets		—		12		—
Increase in fixed assets through a decrease in other investments		—		8		—
Increase in intangible assets through a decrease in fixed assets		—		6		2,126
Increase in fixed assets through an increase in mortgages payable		—		—		49,749
Increase in credit card receivables		—		—		7,501
Increase in fixed assets through a decrease in other receivables		—		—		103
Increase in fixed assets through a decrease in non-current investments		—		—		596
Increase in fixed assets through a decrease in trade accounts payable		—		—		926
Increase in costs of issuance of debt through an increase in trade accounts payables		1,691		—		—
Increase in short-term and long-term debt through a decrease in other liabilities		2,614		—		—
Decrease in inventory through a decrease in mortgages payables		3,632		—		—
Seller financing for acquisition of Palermo Invest S.A.		27,522		—		—
Increase in fixed assets through an increase in mortgages payable		8,649		—		—
Acquisitions of subsidiary companies:
Cash and cash equivalents		29,417		—		1,238
Fair market value of inventories		66,057		—		—
Fair market value of fixed assets acquired		158,549		—		85,675
Fair market value of other assets acquired (1)		5,661		4,320		11,902
Fair market value of liabilities assumed		(47,491)		(89)		(67,516)

Net assets acquired		212,193		4,231		31,299
Minority interest		(36,029)		—		(16,310)
Goodwill		(10,036)		—		—

Purchase price		166,128		4,231		14,989
Seller financing		(80,618)		—		(9,587)

Purchase price paid		85,510		4,231		5,402
Less: cash and cash equivalents acquired		(29,417)		—		(1,238)

Net cash paid for the acquisition		56,093		4,231		4,164

Acquisitions of minority interest:
Fair market value of inventories acquired		2,111
Fair market value of fixed assets acquired		42,599
Fair market value of other assets acquired		24,615
Fair market value of liabilities assumed		(1,098)

Net assets acquired		68,227
Minority interest		47,689
Goodwill		(48,004)

Purchase price		67,912
Seller financing		(27,492)

Purchase price paid		40,420

(1)	In 2006, includes fair market value of undeveloped parcels of lands for 4,222.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) credit card operations and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and U.S. GAAP as they relate to the Company are set forth in Note 28 to these consolidated financial statements.

Additionally as discussed in Note 3.m. in order to comply with the regulations of the CNV, the Company recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the years ended June 30, 2006 and 2005. As further discussed in Note 2.d., in December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for fiscal years beginning as from January 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of this CNV regulation represented a departure from Argentine GAAP. However, such departure did not have a material effect on the consolidated financial statements.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investments in joint ventures and/or jointly controlled operations in which the company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

A description of the subsidiaries over which the Company has effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2007	2006	2005
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”) (v)	100.00%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	—	83.33%	83.33%
Pereiraola S.A. (“Pereiraola”) (ii)	100.00%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	—	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (Patagonian Investment) (iii) and (vi)	100.00%	—	—
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iv)	—	—	100.00%
Alto Palermo S.A. (“Alto Palermo” or “APSA”)	62.48%	61.54%	60.69%
Llao Llao Resorts S.A. (“Llao Llao Resorts” or “LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii) and (Note 27)	100.00%	—	—
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”)	50.00%	43.18%	—
CYRSA S.A. (“CYRSA”) (vii)	100.00%	—	—
Solares de Santa María S.A. (“Solares de Santa María”) (iii)	90.00%	—	—
Inversora Bolívar S.A.(“Inversora Bolívar”)	100.00%	66.67%	—

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Equity interest in Abril, Pereiraola and Baldovinos were held 50% directly by the Company and 50% indirectly through its subsidiary Palermo Invest. In fiscal year 2007, Baldovinos was merged with and into Inversora Bolívar, subsidiary consolidated with Palermo Invest. See Note 2.f. for details.
(iii)	See Note 2.f. for details.
(iv)	Merged with and into the Company effective December 1, 2005.
(v)	Equity interest in Palermo Invest was held 98% directly by the Company and 2% indirectly through its wholly owned subsidiary Patagonian Investment.
(vi)	Formed on July 21, 2006.
(vii)	Formed on April 13, 2007 to develop specific projects.

Proportionate consolidation

The Company exercises joint control over Metroshop (through APSA) and Canteras Natal Crespo. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

c.	Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March to September 2003, such a departure did not have a material effect on the consolidated financial statements.

d.	Adoption by the CNV of CPCECABA accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively adopting, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards were effective for the Company for the year ended June 30, 2007.

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets, (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. As of June 30, 2007, the estimated effect of treating the differences as temporary would have been an increase in total liabilities of Ps. 176.0 million against (i) a decrease in retained earnings of Ps. 188.4 million and (ii) an additional gain of Ps. 12.4 million for the year ended June 30, 2007.

e.	Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation.

f.	Significant acquisitions, dispositions and development of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Year ended June 30, 2007

Acquisition of plots of land in Bariloche

In December 2006, the Company’s subsidiary, LLR acquired from an unrelated party a 129,533 square meters plot of land located in Colonia Nahuel Huapi, Bariloche in the Province of Rio Negro, Argentina, for an aggregate purchase price of US$ 7 million. The transaction was financed US$ 4.2 million in cash and US$ 2.8 million through the assumption of a first-degree mortgage on the property. The mortgage, bearing interest at a fixed rate of 7% per annum, will be payable in 36 monthly installments of US$ 86 each, beginning on January 14, 2007.

Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33,33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18 million. Palermo Invest is a corporation whose main activity is the purchase and holding of equity securities of entities which principal businesses are real estate and investment in equity securities and other form of investment. The transaction was financed US$ 9.0 million in cash and US$ 9.0 million through a note payable in three annual installments of US$ 3.0 million each, beginning on October 4, 2007. The note will accrue interest at a fixed rate of 9% per annum.

Purchase of additional 50% of E-Commerce Latina S.A. shares

On January 2007, the Company’s subsidiary APSA acquired the remaining 50% in E-commerce Latina S.A., through which the Company offered its products via internet on the altocity.com website. Effective March 1st, 2007, the website was deactivated. However, E-commerce Latina S.A. started new business activities. E-commerce Latina S.A. restructured its business activities away from internet-based operations. Activity was not significant as of June 30, 2007.

Bid for the acquisition of Patio Olmos

In November 2006, the Company’s subsidiary APSA submitted a bid for the acquisition of a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for Ps. 32.5 million. The Company made a down payment of Ps. 9.7 million under the terms of the bidding process. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building comprising commercial space, parking lots and movie theatres. The property is subject to a 40-year concession contract granted to an unrelated party for the commercial use of the building. Pursuant to the concession granted in 1990 from the Provincial Government of Cordoba, the licensee should pay the owner of the building a monthly concession fee actually amounting to Ps. 10.1 increasing in Ps. 2.5 every 47 months. The closing of the purchase is subject to several regulatory approvals. On January 15, 2007, the Company was served notice of certain objections from the Argentine Antitrust Authority seeking to enjoin the Company from completing the bid. In addition, in January 2007, the National Commission for the Defense of Competition notified the Company of two claims filed against it. One claim was filed by an individual and the other by the actual licensee of the concession. As of the date of these financial statements, these claims are still pending resolution.

Acquisition of Rummaala

On January 16, 2007, the Company acquired the total shares of the company named Rummaala, the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) US$ 3,752 in cash and (iii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Panamerican Mall Project

In June 2006, the Company acquired from an unrelated party, Phillips Argentina S.A., a 28,741 square meters plot of land (the “Phillips land”) located in Saavedra, a neighborhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. The Company developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, the Company entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”) to partner in the project. The Company incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. The Company contributed cash and the Phillips land to PAMSA amounting to Ps. 158.3 million. PAMSA acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, the Company and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

Córdoba Shopping

On December 27, 2006, the Company acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina owned by Empalme S.A.I.C.F.A.I.G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot. The interest was acquired for US$ 13.3 million. The Company paid US$ 7.3 million in cash and financed the remaining portion of the purchase price in three equal installments of US$ 2 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. Governmental approval was obtained in December 2006.

Incorporation of Solares de Santa Maria – Sale of Santa Maria del Plata and sale of shares

In May 2007, the Company formed Solares de Santa Maria (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa Maria del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold in commission a 10% interest in Solares to Israel Sutton Dabbah.

Transfer of the administration of Abril

On May 24, 2006, the Company, together with its subsidiaries, Inversora Bolívar and Baldovinos revised the May 4, 2005 proposal submitted to the Residents Committee of Abril Club de Campo (the “Club”) pursuant to which the Company would transfer the Club’s management and shares of Abril to the residents (the “Letter of Offer”). Under the Letter of Offer, the Company and its subsidiary Inversora Bolívar, will:

1.	Contribute cash to Abril for Ps. 650 and repave the Club’s roads and streets;

2.	Transfer to Abril of two plots of land;

3.	Pay severance to one dismissed employee of Abril;

4.	Grant Abril a free and perpetual right of way and covenant not to build on certain premises;

5.	Settle unpaid municipal taxes claimed by the Municipality where the Club is located if higher than amounts recognized as of September 30, 2005.

In June 2007, after compliance of the letter of Office, the Company transferred the Class A and Class B shares of Abril to a trust. The trustee, as instructed by the residents of the Club, elected three directors of the Board of Directors of Abril.

Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company´s interest in Canteras Natal Crespo is 50% as of the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party a 33,324 square meter office building known as “Bouchard Building” for an aggregate purchase price of US$ 84,100. The transaction was fully paid in cash as of the date of these financial statements. The Argentine Antitrust Authority issued a resolution requiring the Company to inform the transaction as one of concentrating interests. The Company rejected this requirement and the case is still pending resolution.

Purchase option of Edificio República

On December 22, 2006, the Company entered into a Put and Call Option Agreement (the “Agreement”) with Banco Comafi S.A., as trustee of the Fideicomiso República (“República Trust”), for the acquisition of an office building known as Tucuman 1 - República Building, located in Buenos Aires. The exercise of the call and put option is subject to certain conditions for closing and is exercisable within 60 days as from the fulfillment of those conditions. Upon transfer of title, the Company has to pay 50% of the purchase price of US$ 74,000, while the remaining 50% has to be paid semi-annually in 5 installments accruing interest at a fixed rate of 8% per annum. The balance will be secured by a mortgage on the property.

Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10,000 on a 8,900 square meter office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4,000. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building for US$ 8,800 (using US$ 4,000 of the deposit guarantee plus available cash of US$ 4,800).

Year ended June 30, 2006

Investment in IRSA Telecomunicaciones N.V. (ITNV)

On August, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco. On that date, ITNV cancelled the total amount of the transaction.

Acquisition of Canteras Natal Crespo

During the fiscal year ended June 30, 2006, the Company acquired from Ecipsa Holding S.A. (ECIPSA), a 43.18% equity interest in Canteras Natal Crespo. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,541.

Canteras Natal Crespo is a company located in the Province of Cordoba, Argentina, which primary operations are the development of own or third-party plots, countries, sale or rent of plots of land, real estate and house-building.

General Paz plot of land

On June 29, 2006 the Company’s subsidiary, APSA acquired from Philips Argentina S.A. a plot of land located in the northern area of Buenos Aires, covering 28,741 square meters of surface area. The purchase price was US$ 17.9 million, which was fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4.3 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 60.69% to 61.54%.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The first three installments have been collected at the date of these financial statements.

Year ended June 30, 2005

Purchase of additional shares and convertible notes of APSA

On November 30, 2004, the Company purchased from GSEM/AP, a Goldman Sachs subsidiary, 3,061,450 units of APSA Convertible Notes with a nominal value of US$ 1 per note and 4,458,080 shares of APSA, for a total consideration of US$ 15.3 million. At the same time, in accordance with the shareholders agreement entered into with Parque Arauco S.A., the Company sold to Parque Arauco S.A. 1,004,866 units of APSA Convertible Notes and 1,463,284 shares at the same price paid to Goldman Sachs, totaling US$ 5.1 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 53.81% to 60.69%.

Mendoza Plaza Shopping

On September 29, 2004, the Company’s subsidiary, APSA, entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2005 and 2006. Through this acquisition, APSA became the holder of record of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the credit facilities to APSA in exchange for US$ 8.5 million (Ps. 24.8 million).

(ii) Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement was converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 APSA transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(iii) APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. As of the date of issuance of these financial statements, such option has not been excercised.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Alto Rosario Shopping

On November 9, 2004, the Company’s subsidiary, APSA opened a new developed shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe, Argentina.

g. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions and allowances for contingencies, impairment of long-lived assets, debt restructuring, deferred income asset and asset tax credit. Future actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a. Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, credit card operations, the development and sale of properties, hotel operations and other non-core activities. See Note 6 for details on the Company’s business segments.

•	Development and sale of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires company’s management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

•	Leases and services from office and other buildings

Leases with tenants are accounted for as operating leases. Tenants are charged a monthly rent. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease.

For the years ended June 30, 2007, 2006 and 2005, the majority of the tenants were charged with the Percentage Rent.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

The Company also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

•	Lease agent operations

The Company’s subsidiaries FIBESA S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), wholly owned APSA´s subsidiary act as leasing agents for the retail space available in certain of the Company’s shopping centers. FIBESA’s and Comercializadora Los Altos S.A. revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Credit card operations

The Company, through its indirect subsidiary through APSA, Tarshop S.A. (“Tarshop”), derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) interest income generated by financing by financing and lending activitities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b. Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c. Investments

(i)	Current

Current investments primarily include mutual funds, time deposits and mortgage and government bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds and mortgage and government bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs of Tarshop (See Note 16) and the retained interest in transferred mortgage receivables (See Note 15).

(ii)	Non-current

a) Equity investments

The Company has an 11.76% investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method due to the significant influence of the Company on the decisions of BHSA and to the intention of holding the investment permanently. In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA. The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of the investment in the Company adjustments necessary to adequate the financial statements to Argentine GAAP have been considered.

The Company’s purchase of Empalme, Palermo Invest and certain other businesses have been accounted for following the guidance in Technical Resolution No. 18, “Specific Considerations for the Preparation of Financial Statements” as explained in Note 2.f. The purchase price was allocated based on the fair value of each component. However, since the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquires Accordingly, pursuant to Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero and the remaining unallocated amount is amortized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

b) Retained interests in securitization programs

Non-current investments also include the retained interests in transferred receivables pursuant to the securitization programs of APSA´s subsidiary, Tarshop (see Note 16).

Also include the Company’s retained interests in securitized mortgage receivables pursuant to the securitization programs entered into by the Company (see Note 15).

c) Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when the Company determines that the properties are to be marketed for sale, when construction commences or the land is leased.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During year ended June 30, 2002 and due to Argentina’s crisis, the Company had recognized significant impairment losses in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). In addition, during the years ended June 30, 2003 and 2007, the Company also recognized additional impairment losses totaling Ps. 9,628 and Ps. 20, respectively, in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project and Torres Jardín IV ). As a result of an increase in their respective fair market values, during the years ended June 30, 2004, 2005, 2006 and 2007, the Company partially reversed these impairment losses, recognizing gains of Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto Air Space, Neuquén, Torres de Caballito, Pilar, Torres Jardín IV and Constitución 1111), Ps. 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), Ps. 6,421 (primarily Caballito Project, Coto air space and Merlo), and Ps. 20 (primarily Conil and Padilla 902) respectively. The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d. Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2006, the Company capitalized interest costs amounting to Ps. 222, in connection with the development of “San Martin de Tours” project.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and realization of the gain, are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the buildings called “Torres Caballito”, “Benavidez” and “Dique III” have been valued at acquisition or construction cost, as applicable.

During the years ended June 30, 2002 and due to Argentina’s crisis, the Company had recognized significant impairment losses and during the years ended June 30, 2003 and 2006 the Company also recognized additional impairment losses totaling Ps. 844 and Ps. 206, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito, Padilla 902 and Torres de Abasto). As a result of an increase in their fair market values, during the years ended June 30, 2004, 2005, 2006 and 2007 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768), Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13), Ps. 11 (primarily in connection with Minetti D and Torres Jardín), and Ps. 101 (only Torres de Abasto). The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the year ended June 30, 2007 and 2005 APSA capitalized financial costs amounting to Ps. 7.1 million and Ps. 2.1 million, in connection with the construction of the Panamerican Mall and Shopping Alto Rosario.

During the year ended June 30, 2002 and due to Argentina’s crisis the Company had recognized significant impairment losses in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). In addition, during the years ended June 30, 2003 and 2005, the Company also recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005, 2006 and 2007 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880, Ps. 24,301, Ps. 6,390 and 2,467 (primarily Neuquén, Suipacha 654, Av. de Mayo 589, Reconquista 823, Constitución 1111, Torre Constitución 1159, and Sarmiento 517), respectively. The impairment losses and gains associated with the reversal of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

During the year ended June 30, 2007, independent appraisals reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the Company changed the useful lives of these properties and recognized an additional depreciation of Ps. 8.6 million related to these assets.

f. Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Preoperating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

g. Negative goodwill, net

Goodwill represents the excess of cost over the fair value of net identifiable assets. Goodwill is being amortized under the straight-line method over a period not to exceed 10 years.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the accompanying consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

h. Other receivables and liabilities

Certain other receivables and liabilities (value added tax, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate that reflect the time-value of money and the estimate specific transactions risks at the time of incorporation to assets and liabilities, respectively. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

i. Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and feasibility of selling financial receivables after the year-end, those receivables are valued at their net realizable value.

j. Mortgages and leases receivable and trade accounts payable

Mortgages and leases receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

k. Related party balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

l. Income tax

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all the years presented.

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

As discussed in note 2.d the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP required (for the Company’s fiscal years ended June 30, 2006 and 2005) the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represented a departure from generally accepted accounting principles until the Company’s fiscal year ended June 30, 2006. However, such a departure did not have a significant effect on the 2006 and 2005 consolidated financial statements. As from July 1, 2006, there is no such difference between CNV regulations and Argentine GAAP, as discussed in Note 2.d.

m. Minimum Presumed Income Tax

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of that the Company will utilize

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

n. Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

o. Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bouchard 710 and LLR (see Notes 13 for details). For the year ended June 30, 2006 also included the debt assumed in the purchase of a plot of land where the Company constructed “San Martin de Tours” project.

p. Provisions for allowances and contingencies

The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

q. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers.

Advertising and promotion expenses were approximately Ps. 31.7 million, Ps. 19.5 million and Ps. 12.2 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

r. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute. The Company does not sponsor any employee stock ownership plans.

s. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, which means that it is presented on the balance sheet as a direct reduction from the book value of the fixed assets to arrive at the fixed asset’s carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings.

t. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

u. Derivative financial instruments

As part of its risk management, the Company may use financial instruments. The Company also engages in trading of certain financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. The Company applies Technical Resolution No. 20 (“RT No. 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT No. 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. For details on the Company’s derivative instruments activity, see Note 14.

v. Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their face value, adding or deducting the corresponding financial results.

w. Earnings per share

The Company is required to disclose earnings per share information for all years presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the years by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the year by the weighted-average number of common shares and potential common shares outstanding during the year.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

x.	Deferred debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Deferred financing costs are classified within short-term or long-term debts, as appropriate. Amortization of deferred financing costs is included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2007		2006
Bank accounts	Ps.	213,478	Ps.	97,194
Cash on hand		4,067		4,760
Checks to be deposited		811		1,064

	Ps.	218,356	Ps.	103,018

b.	Investments:

	As of June 30,
	2007		2006
Current
Mutual funds (iv)	Ps.	600,919	Ps.	108,732
Retained interests in securitized receivables (i)		22,104		10,319
Time deposits		5,024		6,431
Mortgage bonds issued by BHSA (Note 11)		2,073		2,704
Government bonds		6,620		1,287
TDFs		—		324
Retained interest in securitized mortgage receivables (ii)		106		184
Other investments		1,505		439

	Ps.	638,351	Ps.	130,420

Non-Current
Equity investments:
BHSA	Ps.	301,672	Ps.	260,300
BACSA		5,181		4,782
E-Commerce Latina S.A. (Note 2.f.)		—		129
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		55,683		37,814
TDFs		—		752
Retained interest in securitized mortgage receivables (ii)		687		2,126
Undeveloped parcels of land (iii):
Santa María del Plata		135,785		114,397
Puerto Retiro (Note 13)		54,861		46,518
Caballito (v)		36,681		36,622
Pereiraola		21,717		21,875
Torres Rosario		16,111		16,079
Air space Supermercado Coto – Agüero 616		13,143		13,143
Caballito plot of land		9,223		9,223
Canteras Natal Crespo		5,559		4,427
Pilar		3,408		3,408
Torre Jardín IV		3,010		3,030
Share’s purchase advances		1,108		—
Padilla 902		94		92
General Paz plot of land (vi)		—		59,837
Dique IV		—		6,704
Others		9,310		5,319
Others		40		1,404

	Ps.	673,273	Ps.	647,981

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(i)	As part of its credit card securitization programs, Tarshop transfers credit card receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 16 for details).
(ii)	Represents retained interests in the Company’s securitization program described in Note 15.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.c.
(iv)	As of June 30, 2007 includes: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos - Class A - Standard Bank fund, Ps. 503 corresponding to Gainvest fund not considered as cash for the purpose of the statement of cash flows, and as of June 30, 2006: Ps. 3.174 corresponding to NCH Development Partner fund, Ps. 49,976 corresponding to common investment fund “Dolphin Fund PLC” and Ps. 1,091 corresponding to Gainvest funds not considered as cash for the purpose of the statement of cash flows.
(v)	Encumbered in relation with a tax claim from the Federal Administration of Public Revenues (“AFIP”)
(vi)	Transferred to fixed assets

c.	Mortgages and leases receivable, net:

	As of June 30,
	2007		2006
Current
Credit card receivables	Ps.	86,333	Ps.	58,316
Leases and services receivables		51,079		24,119
Checks to be deposited		31,626		26,155
Debtors under legal proceedings (i)		24,905		25,202
Pass-through expenses receivables (ii)		15,342		10,014
Hotel receivables		7,910		5,595
Receivables from the sale of properties (iv)		6,735		8,313
Related parties (Note 11)		910		295
Mortgage receivables (iii)		859		945
Less:
Allowance for doubtful accounts (Note 29.c.)		(56,076)		(44,043)

	Ps.	169,623	Ps.	114,911

Non-Current
Credit card receivables	Ps.	43,509	Ps.	21,076
Mortgage receivables (iii)		888		1,088
Receivables from the sale of properties		—		12,213
Less:
Allowance for doubtful accounts (Note 29.c.)		(1,955)		(1,333)

	Ps.	42,442	Ps.	33,044

(i)	Comprised of Ps. 1.3 million and Ps. 2.0 million related to mortgage receivables and Ps. 23.6 million and Ps. 23.3 million related to leases receivables, as of June 30, 2007 and 2006, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses passed through to tenants of shopping centers.
(iii)	Mortgage receivables consist of fixed-rate mortgage receivables from several borrowers. At June 30, 2007, the amount due from the largest individual borrower was Ps. 478 at a contractual interest rate of 10%.
(iv)	Mainly relates to one pending installment of US$ 1.9 million accruing interest at a rate of 7.5% per annum from the sale of Alcorta Plaza land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2007		2006
Current
Related parties (Note 11)	Ps.	38,904	Ps.	6,542
Prepaid expenses and services		20,028		7,322
Value Added Tax (“VAT”)		17,640		5,344
MPIT		16,595		7,321
Loans Granted		4,290		—
Miscellaneous debtors		3,303		8,164
Receivable from trust guarantee fund (v) and (Note 16)		2,926		1,100
Gross revenue tax prepayment		1,242		790
Guarantee deposits (i)		1,208		10,252
Income tax prepayment		978		1,638
Guarantee of defaulted credits (Note 23)		785		280
Tax on personal assets to be recovered		287		836
Future contracts receivable		129		—
Down payments for acquisitions (ii)		—		2,064
Debtors under legal proceedings		—		470
Others		5,770		36

	Ps.	114,085	Ps.	52,159

Non-Current
Deferred income tax (Note 17)	Ps.	25,402	Ps.	47,936
MPIT		21,250		26,000
Receivable from trust guarantee fund (v) and (Note 16)		18,976		5,586
VAT		10,637		1,186
Guarantee of defaulted credits (Note 23)		3,096		3,655
Mortgage receivable (iv)		2,208		2,208
Allowance for doubtful mortgage receivable (iv) and (Note 29 c.)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,153		883
Guarantee deposits		606		434
Related parties (Note 11)		84		51
Credit default swap agreements (iii)		—		12,234
Others		781		669
Less:
Present value – other receivables		(783)		(752)

	Ps.	81,202	Ps.	97,882

(i)	As of June 30, 2006 the balance relates to a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between APSA, Argentimo S.A. and a developer, Constructora San José S.A., pursuant to which the Company acquired a parcel of land to build a commercial center and a dwelling and/or office buildings. The guarantee deposit was released on December 26, 2006 (See Note 2.f.). At June 30, 2007 the balance is mainly comprised of restricted cash of Ps. 0.3 million related to deposits required as collateral for certain labor lawsuits of the Company and Ps. 0.9 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).
(ii)	Represents advances paid for the acquisition of Rummaala (see Note 2.f.).
(iii)	As of June 30, 2006, represents a guarantee deposit payment of US$ 4 million under a credit default swap agreement (the “Agreement”). (See Note 2.f. for details).
(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.
(v)	The accounts receivable financial trusts as credit protection for investors include the contingency funds of financial trust that as of June 30, 2007 amounted to Ps. 11.9 million. They are restricted availability credits until settlement in accordance with the respective prospectuses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

e.	Inventories:

	As of June 30,
	2007		2006
Current
Plot 1 c) Dique III (ii)	Ps.	13,068	Ps.	15,587
Torres de Rosario (vii)		6,338		7,325
San Martín de Tours		3,929		14,211
Abril / Baldovinos		2,646		5,670
Benavidez (iv)		2,722		2,329
Dock 13 Puerto Madero		1,595		1,605
“Edificios Cruceros” (iii)		487		3,629
Plot 1 d) Dique III (i)		—		25,549
Down payment (v)		—		1,773
Other inventories		4,590		3,602

	Ps.	35,375	Ps.	81,280

Non-Current

Rummaala plot of land (Vicente Lopez) (v)	Ps.	115,623	Ps.	—
Plot 1 e) Dique III (ii)		41,808		41,808
Plot 1 c) Dique III (ii)		26,799		7,274
Caballito (vi)		22,663		22,663
Benavidez (iv)		7,273		6,213
Abril / Baldovinos		6,662		2,872

	Ps.	220,828	Ps.	80,830

(i)	On May 18, 2005, the Company entered into a preliminary agreement with an unrelated party, DYPSA Desarrollos y Proyectos S.A. (“DYPSA”) pursuant to which the Company would sell to DYPSA an undeveloped plot of land of Dique III (identified as plot 1d) for a total purchase price of US$ 8,500. The Company received US$ 2,150 as down payment and the remaining balance of US$ 6,350 was to be received at the time of signing the deed and effective transfer of property which was originally scheduled for November 2005. The inventory was valued at net realizable value (Ps. 23.9 million) as of June 30, 2005 and a gain of Ps. 15 million recognized accordingly. After several postponements, in January 2006 DYPSA paid an additional US$ 1,000 out of the remaining balance. The transfer of property and signing of deed and property documents was executed with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. on July 17, 2006, at which time the Company received the outstanding balance of US$ 5,350.
(ii)	On September 7, 2004, the Company entered into a barter and option agreement with DYPSA pursuant to which the Company (i) exchanged an undeveloped parcel of land of Dique III (identified as plot 1c) of its property for the future delivery of housing units, parking lots and storage spaces representing an aggregate 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within a maximum period of 36 months and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within a maximum term of 548 days as from the signing date of the deed on plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. As a result, the Company signed the deed of conveyance of plot 1c and the option for plot 1e in November 2004. The parties valued the transactions at a price of US$ 8,030 and US$ 10,800 for plots 1c and 1e, respectively. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in favor of the Company for the total value of the respective transaction. In May 2006, DYPSA accepted the option to acquire plot 1e on an exchange basis and both parties increased the value of the transaction to US$ 13,530. As consideration for plot 1e, DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within a maximum period of 36 months. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in favor of the Company for the original value of the respective transaction. On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).
(iii)	During the year ended June 30, 2004, the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million.
(iv)

On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). On December 26, 2006 the Company reimbursed US$ 250 of the guarantee deposit to DEESA.
(v)	See Note 2.f.
(vi)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered the yet-to-be constructed building with a first-degree mortgage in favor of the Company in the amount of US$ 7,450 and two insurance policies aggregating US$ 2,500.
(vii)	Valued at net realizable value.

f.	Trade accounts payable:

	As of June 30,
	2007		2006
Current
Suppliers (i)	Ps.	159,152	Ps.	96,407
Accruals		34,094		26,300
Related parties (Note 11)		1,149		2,904
Foreign suppliers		1,010		1,024
Other		465		734

	Ps.	195,870	Ps.	127,369

Non-Current
Debt for the purchase of plot of land (see Note 4 e.(v))	Ps.	40,806	Ps.	—
Suppliers		95		—
Related parties (Note 11)		41		150
Foreign suppliers		—		1,010
Accruals		—		36

	Ps.	40,942	Ps.	1,196

(i)	Includes accounts payable to merchants for credit card operations.

g.	Customer advances:

	As of June 30,
	2007		2006
Current
Admission rights	Ps.	30,563	Ps.	23,659
Lease advances (i)		28,839		12,302
Customers advances		26,898		26,520
Down payment received for the sale of Rosario plot of land (ii)		2,510		2,366

	Ps.	88,810	Ps.	64,847

Non-Current
Admission rights (Note 3.a.)	Ps.	35,531	Ps.	29,803
Lease advances (i)		28,377		11,679

	Ps.	63,908	Ps.	41,482

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007 respectively, and Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2007 the six-month LIBOR was 5.39%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents. As mentioned in Note 26, as of June 30, 2007 includes Ps. 16.3 million related to advances received from NAI International II, Inc. for the acquisition of a movie theater complex and a portion of parking facilities in the Cordoba Shopping.
(ii)	As of both June 30, 2007 and 2006 represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario (Torres de Rosario), on which the Company plans to build a residential building. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005.

h.	Salaries and social security payable:

	As of June 30,
	2007		2006
Provision for vacation and bonuses	Ps.	20,257	Ps.	10,632
Salaries and social security payable		6,385		3,852
Other		199		339

	Ps.	26,841	Ps.	14,823

i.	Short-term and long-term debt:

	As of June 30,
	2007		2006
Short-term debt
IRSA Non-Convertible and Convertible Notes (i)	Ps.	75,076	Ps.	882
Deferred debt issuance costs (i)		(910)		—
APSA Non-Convertible and Convertible Notes (ii)		8,539		2,161
Deferred debt issuance costs (ii)		(1,016)		—
Collateralized Notes (iii)		23,785		18,067
Uncollateralized Loan Agreement (iii)		26,763		11,116
Seller financings (v)		22,357		12,934
HASA collateralized loan (Note 23)		1,228		783
Bank overdrafts including accrued interests		40,833		52,208
APSA Syndicated Loan (iv)		—		25,582

	Ps.	196,655	Ps.	123,733

Long-term debt
IRSA Non-Convertible and Convertible Notes (i)	Ps.	463,950	Ps.	86,120
Deferred debt issuance costs (i)		(7,580)		—
APSA Non-Convertible and Convertible Notes (ii)		573,090		47,812
Deferred debt issuance costs (ii)		(4,823)		—
Seller financing (v)		76,841		—
Collateralized Notes (iii)		57,191		79,265
Uncollateralized Loan Agreement (iii)		35,164		48,749
HASA collateralized loan (Note 23)		17,900		18,516
Uncollateralized loans (vi)		6,133		98

	Ps.	1,217,866	Ps.	280,560

(i)	See Note 10 for details of the issuance of IRSA Notes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(ii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of Non-Convertible Notes (the APSA Non-Convertible Notes) under the Global Program for up to US$ 200 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012. Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I of APSA Non-Convertible Notes pay interest in cash semi-annually in arrears on May 11 and November 11 of each year, beginning on November 11, 2007. Series II of APSA Non-Convertible Notes pay interest in cash semi-annually in arrears on June 11 and December 11 of each year, beginning on December 11, 2007. Principal on the Series I APSA Non-Convertible Notes is fully paid at maturity while principal on the Series II APSA Non-Convertible Notes is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009.
On August 20, 2002, the Company’s subsidiary, APSA, issued an aggregate amount of US$ 50 million of uncollateralized Convertible Notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10% payable semi-annually, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified as non-current in these consolidated financial statements. The outstanding balance of the APSA Convertible Notes as of June 30, 2007 amounts to US$ 47.2 million, of which US$ 31.7 million is held by the Company. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.
(iii)	In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. The restructuring comprised a cash settlement –of US$ 13.6 million and new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes.
The Company issued US$ 37.4 million Collateralized Notes which are due on November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, having commenced in February 2003. Under Argentine GAAP, the new debt instrument was discounted using an 8% interest rate. The terms of the Collateralized Notes require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments. In addition, the Company has mortgaged certain real estate properties (See Note 13 for details). The outstanding balance of the Collateralized Notes amounts to US$ 21.7 million (equivalent to US$ 26.1 million discounted at an interest rate of 8%). The Uncollateralized Loan Agreement due November 20, 2009 payable in 20 quarterly equal installments having commencing in February 2005. The Uncollateralized Loan Agreement accrues interest at differentiated rates as follows: US$ 35 million of principal amount accrues interest at 3-month LIBOR plus 200 basis points while the remaining US$ 16 million of principal amount accrues interest at a fixed rate that is progressively increased. Interest is payable quarterly having commenced in February 2003. The Uncollateralized Loan Agreement contains similar restrictions and

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

covenants as the Collateralized Notes. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled ten installments amounting to US$ 6.9 million. As of June 30, 2007, the outstanding balance of the Uncollateralized Loan Agreement amounts to US$ 13.4 million (equivalent to US$ 16.1 million discounted at the interest rate of 8%).
(iv)	On April 5, 2005 Banco Rio de la Plata S.A. and Bank Boston N.A. granted the Company a syndicated loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning on October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and accrues interest at a variable rate (Encuesta) plus 3% during the second year payable quarterly as from July 2005. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the Notes at their maturity for Ps. 48.4 million originally issued for an amount Ps. 85 million. On April 9, 2007 the total amount of the debt was cancelled.
(v)	The balance as of June 30, 2007 mainly includes: (a) Ps. 18.6 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 3 installments of US$ 2.0 million each, due on December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, the first installment was paid; (b) US$ 9.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest (See note 2.f.) and (c) US$ 16.9 million related to the purchase of parcels of land in Vicente Lopez (See note 4.e.(v)).
(vi)	Mainly includes the banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to Tarshop S.A. for Ps. 5.0 million, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 11.7 million were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

j.	Taxes payable:

	As of June 30,
	2007		2006
Current
Income tax provision, net	Ps.	38,743	Ps.	15,347
VAT payable		9,912		5,676
Gross revenue tax		4,226		3,217
Income tax withholdings		5,520		1,045
Provision for tax on shareholders’ personal assets		3,163		3,150
MPIT		1,661		4,061
VAT withholdings		178		555
Other		1,309		877

	Ps.	64,712	Ps.	33,928

Non-Current
Deferred income tax (Note 17)	Ps.	27,300	Ps.	12,045
Gross revenue tax		2,256		2,881

	Ps.	29,556	Ps.	14,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

k.	Other liabilities:

	As of June 30,
	2007		2006
Current
Related parties (Note 11)	Ps.	25,682	Ps.	3,906
Accrual for directors fees, net of advances paid (Note 11) (iii)		13,089		13,478
Provision for contingencies (Note 29.c.) (i)		7,595		8,755
Provision for donations committed (Note 11)		4,363		2,500
Guarantee deposits		4,029		3,658
Contributed leasehold improvements (ii)		526		526
Others		6,372		3,298

	Ps.	61,656	Ps.	36,121

Non-Current
Provision for contingencies (Note 29.c.) (i)	Ps.	12,732	Ps.	10,942
Related parties (Note 11)		11,070		7,801
Contributed leasehold improvements (ii)		10,421		10,947
Guarantee deposits		2,859		2,475
Other		1,918		112
Less:
Present value – other liabilities		(136)		(25)

	Ps.	38,864	Ps.	32,252

(i)	This reserve relates to labor, tax and other miscellaneous matters. This balance also includes reserves the claims related to Shopping Neuquén further discussed in Note 20 and the Llao Llao litigation further discussed in Note 21. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Leasehold improvements are amortized to income over the term of the leases. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2007 and 2006.
(iii)	Net of advances for Ps. 1,375 and Ps. 325 for the years ended June 30, 2007 and 2006.

l.	Mortgage payables

	As of June 30,
	2007		2006
Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.	14,755	Ps.	14,809
Mortgage payable San Martín de Tours (Note 13)		—		3,598
Mortgage payable Llao Llao (Note 13)		2,783		—

	Ps.	17,538	Ps.	18,407

Non-Current
Mortgage payable Llao Llao (Note 13)	Ps.	4,557	Ps.	—
Mortgage payable Bouchard 710 (Note 13) (i)		—		14,722

	Ps.	4,557	Ps.	14,722

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(i)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, monthly and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2007 the company has cancelled twenty three principal installments for an amount of US$ 8,854, being the balance of principal US$ 4,771.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2007, the Company had 464,969,156 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2005, 2006 and 2007:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2004	Ps.	248,802,993	Ps.	248,803	Ps.	595,505	Board of Directors Meeting	September 30, December 30, 2004; March 31, June 30, 2005	February 13, 2006

Conversion of debt into common shares (Note 10.a)		52,448,952		52,449		31,001
Exercise of warrants (Note 10.a)		56,014,503		56,015		49,665

Balances as of June 30, 2005	Ps.	357,266,448	Ps.	357,267	Ps.	676,171

Conversion of debt into common shares (Note 10.a)		55,961,675		55,961		37,360	Board of Directors Meeting	January 17, February 3, February 20, March 30, April 17, September 29, 2006	February 13, December 5, November 29, 2006 February 2, 2007
Exercise of warrants (Note 10.a)		22,220,387		22,220		21,423
Appropriation of accumulated deficit approved by shareholders meeting held 11/29/05						(75,043)

Balances as of June 30, 2006	Ps.	435,448,510	Ps.	435,448	Ps.	659,911

Conversion of debt into common shares (Note 10.a)		16,640,658		16,641		11,252	Board of Directors Meeting	September, 29, 2006, January 11, April 11, June 29 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration.
Exercise of warrants (Note 10.a)		12,879,988		12,880		13,078

Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

b.	Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to CNV Rules, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital (including inflation adjustment). This legal reserve may be used only to absorb losses.

By virtue of the Company’s Uncollateralized Loan Agreement for US$ 51 million and Collateralized Notes to become mature in November 2009, there are certain restrictions as regards payment of dividend and distributions or re-purchase of debt or shares (“Restricted Payments”). Restricted Payment will be done if the conditions that follow are complied with: (i) that at the time of becoming effective and as a consequence of same it did not happen nor it happen an assumption of non-compliance, and (ii) that during the previous calculation period it does not happen a violation of the financial commitments assumed by virtue of the above-mentioned contracts.

d.	Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the period. Accordingly, a special reserve labeled as “Reserve for New Developments” is created. The accumulated retained earnings balance is transferred to this equity account. This reclassification has no impact on the total shareholders equity of the Company.

6.	Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Credit Card Operations, Hotel Operations and Financial Operations and Others.

A general description of each segment follows:

•	Development and Sale of Properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and Other Non-Shopping Center Rental Properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping Centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit Card Operations

This segment includes the operating result from operations with credit cards, which include commissions, financing income, charges to users by life and incapacity insurance and accounts´ summaries, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

•	Hotel Operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on in equity investees of the Company relating to the banking activity.

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 3.

As of and for the year ended June 30, 2007:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	75,751	Ps.	55,683	Ps.	270,266	Ps.	212,965	Ps.	122,681	Ps.	1,410	Ps.	738,756
Costs		(57,823)		(16,699)		(91,112)		(76,251)		(68,960)		(802)		(311,647)

Gross profit		17,928		38,984		179,154		136,714		53,721		608		427,109
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(61,966)		(12,175)		—		(113,709)
Administrative expenses		(19,624)		(16,827)		(32,717)		(45,366)		(26,893)		—		(141,427)
Net income from retained interest in securitized receivables		—		—		—		3,254		—		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		19,626		124,832		32,636		14,653		608		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		—		(412)		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		825		(5,268)		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		3,034		160		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		14,414		86,640		36,495		9,133		81,519		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(15,455)		(3,102)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(8,719)		(1,400)		—		(32,449)

Net (loss) income		(12,906)		12,101		23,842		12,321		4,631		67,108		107,097
Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		—		57,115		—		480,971
Depreciation and amortization (b)		39		16,256		67,046		1,297		12,358		—		96,996
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853
Operating assets		508,742		675,321		1,336,166		139,657		202,113		—		2,861,999
Non-operating assets		30,516		24,662		39,073		18,771		6,318		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	158,428	Ps.	208,431	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		165,713		23,304		—		503,178
Non-operating liabilities		278,615		247,763		734,370		44,722		153,117		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	210,435	Ps.	176,421	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

As of and for the year ended June 30, 2006:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	215,003	Ps.	122,969	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(77,382)		(43,933)		(57,971)		(1,358)		(243,831)

Gross profit		49,766		21,578		137,621		79,036		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(15,700)		(30,900)		(10,688)		—		(60,105)
Administrative expenses		(12,807)		(11,315)		(25,837)		(25,925)		(20,998)		—		(96,882)
Net income from retained interest in securitized receivables		—		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		—		446		—		12,616

Operating income		44,277		11,862		105,583		24,836		14,552		56		201,166
Amortization of goodwill		—		—		(856)		(224)		—		—		(1,080)
(Loss) Gain on equity investees		—		—		(1,599)		—		146		43,110		41,657
Financial results, net		(5,383)		(4,579)		(23,273)		106		(1,935)		(5,862)		(40,926)
Other expenses, net		—		—		(9,636)		(125)		(415)		(8,087)		(18,263)

Income before taxes and minority interest		38,894		7,283		70,219		24,593		12,348		29,217		182,554
Income tax and MPIT		(2,053)		(2,451)		(40,220)		(8,238)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(14,582)		(7,374)		(4,157)		—		(27,190)

Net income		36,841		3,755		15,417		8,981		4,339		27,240		96,573
Acquisitions of fixed assets and intangible assets		619		320		29,524		3,586		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		62,337		815		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		—		265,082		265,211
Operating assets		386,740		359,725		1,139,767		74,148		145,796		—		2,106,176
Non-operating assets		49,624		46,158		18,536		10,655		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,158,303	Ps.	84,803	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		129,653		97,969		21,281		—		316,774
Non-operating liabilities		81,414		72,126		243,303		13,272		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	372,956	Ps.	111,241	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and non-shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	165,529	Ps.	64,558	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(17,542)		(7,746)		(69,781)		(23,102)		(48,924)		(979)		(168,074)

Gross profit (loss)		14,769		11,685		95,748		41,456		38,196		(39)		201,815
Gain from valuation of inventories at net realizable value		17,317		—		—		—		—		—		17,317
Selling expenses		(1,961)		(922)		(10,655)		(13,496)		(9,792)		—		(36,826)
Administrative expenses		(10,080)		(9,771)		(16,548)		(14,837)		(19,434)		—		(70,670)
Net income from retained interest in securitized receivables		—		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		—		2,096		—		27,938

Operating income (loss)		20,566		13,220		81,638		13,546		11,066		(39)		139,997
Amortization of goodwill		—		—		(1,421)		(242)		—		—		(1,663)
(Loss) Gain on equity investees		—		—		(1,989)		—		12,197		56,999		67,207
Financial results, net		(5,633)		(4,127)		(17,380)		96		(4,189)		19,385		(11,848)
Other (expenses) income, net		—		—		(8,371)		56		223		(5,997)		(14,089)

Income before taxes and minority interest		14,933		9,093		52,477		13,456		19,297		70,348		179,604
Income tax and MPIT		(13,089)		(1,784)		(28,751)		(4,864)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(16,317)		(899)		(3,824)		—		(23,152)

Net income		1,844		5,197		7,409		7,693		14,294		66,808		103,245
Acquisitions of fixed assets and intangible assets		—		20,370		48,458		2,463		8,025		—		79,316
Depreciation and amortization (b)		252		6,672		57,885		458		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		—		219,432		220,240
Operating assets		343,803		364,420		1,093,242		31,538		133,035		—		1,966,038
Non-operating assets		55,442		58,766		3,586		7,092		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,096,828	Ps.	38,630	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

Operating liabilities		11,040		68,129		99,139		48,776		20,313		—		247,397
Non-operating liabilities		96,332		72,266		296,788		11,365		44,735		57,475		578,961

Total liabilities	Ps.	107,372	Ps.	140,395	Ps.	395,927	Ps.	60,141	Ps.	65,048	Ps.	57,475	Ps.	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2007		2006		2005
Gain from operation and holdings of real estate assets, net	Ps.	2,568	Ps.	12,616	Ps.	27,938

	Ps.	2,568	Ps.	12,616	Ps.	27,938

8.	Financial results, net:

	Year ended June 30,
	2007		2006		2005
Generated by assets:
Net unrealized gain on investments and others	Ps.	53,441	Ps.	10,782	Ps.	17,752
Interest income		22,197		12,312		4,870
Gain on derivative instruments (Note 14)		665		2,942		6,533
Interest on discounting assets		(31)		456		173
Foreign exchange (loss) gain		(4,893)		21,546		(3,519)

	Ps.	71,379	Ps.	48,038	Ps.	25,809

Generated by liabilities:
Interest expense and others (Note 29.f.)	Ps.	(66,642)	Ps.	(49,710)	Ps.	(47,232)
Foreign exchange (loss) gain		(749)		(39,274)		7,504
Interest on discounting liabilities		111		20		(134)
Discounts		—		—		2,205

		(67,280)		(88,964)		(37,657)

Financial results, net	Ps.	4,099	Ps	(40,926)	Ps.	(11,848)

9.	Other expenses, net:

	Year ended June 30,
	2007		2006		2005
Other income:
Recovery of allowance for doubtful accounts, net	Ps.	3,127	Ps.	8	Ps.	78
Easement income (i)		—		2,428		—
Other		1,892		822		615

	Ps.	5,019	Ps.	3,258	Ps.	693

Other expenses:
Provision for contingencies	Ps.	(3,031)	Ps.	(373)	Ps.	(2,312)
Tax on shareholders’ personal assets		(7,110)		(5,848)		(6,977)
Donations		(7,390)		(2,921)		(4,203)
Recovery (loss) on fire damages (net of insurance recoveries)		1,773		(5,788)		—
Unreimbursed expenses		(298)		(1,743)		—
Unrecoverable VAT		(2,252)		(2,743)		(839)
Other		(811)		(2,105)		(451)

		(19,119)		(21,521)		(14,782)

Other expenses, net	Ps.	(14,100)	Ps.	(18,263)	Ps.	(14,089)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping S.A. had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping S.A. acquired from Riocruz S.C.S. the retail space where the C&A store was located, and consequently, the easement agreement was terminated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

10.	Issuance of IRSA Notes

a)	Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% Convertible Notes due 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85.0 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005, 2006 and 2007, certain holders of IRSA Convertible Notes (aggregating US$ 81.1 million) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares, 55,961,675 shares and 16,640,658 shares of common stock, respectively. During the years ended June 30, 2004, 2005, 2006 and 2007, the Company also issued 104,171,679 shares of common stock in exchange for US$ 68.1 million in cash as a result of the exercise of warrants. As of June 30, 2007, the outstanding balance of the IRSA Convertible Notes amounted to US$ 18.9 million.

b)	Issuance of Non-Convertible Note

In February 2007, the Company issued US$ 150.0 million of Non-Convertible Notes (the Non-Convertible Notes) due February 2017 under the Global Program for up to US$ 200 million authorized by the CNV in December 2006. The Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction/caption	Income (loss) included in the statement of income for the year ended June 30,					Balance receivable (payable) as of June 30,
			2007		2006		2005	2007		2006
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company (sold in 2006)	Rental Income	Ps.	—	Ps.	—	Ps. 168	Ps.	—	Ps.	—
		Sales and Developments		—		—	30		—		—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A., an equity investee of the Company	Other receivables and prepaid expenses (current)		—		—	—		—		596
		Other liabilities (current)		—		—	—		—		(471)
		Rental income		—		—	19		—		—
		Sales and developments		—		2	30		—		—
		Trade accounts payable (current)		—		—	—		—		(1)
Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the Company	Sales and development		—		—	38		—		—
Hoteles Sheraton de Argentina S.A.C.	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—	—		(452)		(77)
		Other liabilities (non current)		—		—	—		(232)		—
BHSA	Equity investee of the Company (i)	Other receivables and prepaid expenses (current)		—		—	—		113		—
		Investments (current)		—		—	—		2,073		2,704
		Results from holding and operations		12		49	—		—		—
		Short term debts		—		—	—		—		(2)
		Long term debts		—		—	—		—		(22)
		Other liabilities (current)		—		—	—		(56)		—
BACSA	Equity investee of the Company and subsidiary of BHSA (i)	Mortgages and leases receivables, net (current)		—		—	—		56		23
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)		—		—	—		430		133
		Other receivables and prepaid expenses (current)		—		—	—		1,895		878
		Trade accounts payable (current)		—		—	—		(232)		(1,550)
		Trade accounts payable (non-current)		—		—	—		(41)		(150)
		Other liabilities (current)		—		—	—		(919)		—
		Short and long-term debts-IRSA Convertible Notes		—		—	—		(37,495)		(37,411)
		Accrued interest		(2,960)		(7,124)	9,965		—		—
		Sales and developments		2,146		607	405		—		—
		Cost of services		(390)		—	(53)		—		—
Dolphin Fund Management S.A.	Related party (iii)	Accrued interest		1,400		—	—		—
		Results from holding and operations		46,817		(32)	16,269		—		—
Dalor	Related company of a minority shareholder of Tarshop	Other Liabilities (current)		—		—	—		—		(100)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Company	Relation	Description of Transaction/caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007		2006
E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	25
		Investments (non-current)		—		—		—		—		129
Estudio Zang (legal advisory)	Shareholders of law firm are directors of the Company	Cost of legal services		(3,286)		(1,612)		(1,083)		—		—
		Trade accounts payable (current)		—		—		—		(303)		(179)
Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		—		(244)		—		—		—
		Other liabilities (current)		—		—		—		(18,221)		(118)
		Other liabilities (non-current)		—		—		—		(10,826)		(6,875)
		Other receivables and prepaid expenses (current)		—		—		—		26,652		—
Fundación IRSA	(iv)	Donations		(2,543)		(2,597)		(4,053)		—		—
		Sales and developments		—		14		—		—		—
		Mortgages and leases receivables, net (current)		—		—		—		14		14
		Other receivables and prepaid expenses (current)		—		—		—		4		—
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)		—		—		—		(535)		(318)
		Sales and developments		—		2,629		2,110		—		—
Cactus S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		5		—
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		1		—
Managers, Directors and other staff of the Company	(ii)	Mortgages and lease receivables (Director’s Guarantee deposits)		—		—		—		101		—
		Other receivables and prepaid expenses (current) (personnel loans)		—		—		—		1,266		803
		Other receivables and prepaid expenses (non-current) (personnel loans)		—		—		—		84		51
		Trade accounts payable (current)		—		—		—		(78)		—
		Other liabilities (current)		—		—		—		(931)		—
		Expenses to be recovered		(520)		8		6		—		—
		Interest and exchange differences		(5)		(7)		—		—		—
Mendoza Plaza Shopping S.A.		Accrued interest		—		—		(80)		—		—
Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping S.A., a subsidiary of the Company	Other liabilities (current)		—		—		—		(959)		(989)
		Other receivables and prepaid expenses (current)		—		—		—		268		164
		Other liabilities (non-current)		—		—		—		—		(926)
		Accrued interest		(80)		(305)		79		—		—
		Other liabilities - Dividends				—		—		—		—
Starwood	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(447)		(113)
		Mortgages and leases receivables, net (current)		—		—		—		—		34
Leon Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—		—		(771)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Company	Relation	Description of Transaction/caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007		2006
Consultores Assets Management S.A.	(v)	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	193	Ps.	75
		Other receivables and prepaid expenses (current)		—		—		—		48		13
		Trade accounts payable (current)		—		—		—		—		(1)
Metronec S.A.	Metroshop S.A. shareholder	Other liabilities (current)		—		—		—		(729)		(1,242)
		Trade accounts payable (current)		—		—		—		—		(855)
Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—		8,320		4,057
		Trade accounts payable (current)		—		—		—		—		—
		Other liabilities (current)		—		—		—		(2,226)		—
Museo de los Niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		57		6
		Montages and leases receivables (current)		—		—		—		21		—
Parque Arauco S.A.	Shareholder of APSA	Accrued interest		(4,887)		(7,787)		(4,035)		—		—
		Short term debt (current)		—		—		—		(2,124)		(2,158)
		Long term debt (non-current)		—		—		—		(47,856)		(47,748)
Directors	Related party	Other liabilities, accrual for directors fees		—		—		—		—		—
		Administrative expenses		(14,727)		(14,859)		(11,168)		—		—
		Other liabilities (current) (Director’s fees)		—		—		—		(13,089)		(13,478)
		Short term debt (current)		—		—		—		(1)		(1)
		Long term debt (non-current)		—		—		—		(41)		(41)
		Mortgages and leases receivables, net (current)		—		—		—		72		8
		Other liabilities (current)		—		—		—		(519)		—
		Other liabilities (non-current)		—		—		—		(12)		—
ECIPSA Holding S.A.		Mortgages and leases receivables, net (current)		—		—		—		23		8
		Other liabilities (current)		—		—		—		(223)		(25)
		Other receivables (current)		—		—		—		275		—
		Trade accounts Payable (current)		—		—		—		(1)		—

(i)	The Company is a shareholder of BHSA and Banco de Crédito y Securitización S.A.
(ii)	The Company provided loans and advances to employees, the balances of which amounted to Ps. 1,386 and Ps. 854 as of June 30, 2007 and 2006, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) own 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2007	2006	2005	2007	2006	2005
BACSA	Equity investee of the Company and subsidiary of BHSA	Expenses recovery	48	—	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Shared services	734	257	222	173	116	86
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Expenses recovery	130	150	89	145	66	9
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Director’s fees	—	—	41	—	—	—
Fundación IRSA	(i)	Director’s fees	14	14	—	—	—	—
Consultores Assets Management S.A.	(ii)	Expenses recovery	50	34	—	—	—	—
Personnel	Employees	Interests	9	8	6	—	—	—

(i)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) own 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2007 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	461,062	Ps.	5,962	Ps.	3,721	Ps.	8,702	Ps.	55,683	Ps.	—	Ps.	158,904	Ps.	617,590	Ps.	1,311,624
Mortgages and leases receivable, net		70,613		16,750		16,920		14,306		42,442		50,894		140		—		212,065
Other receivables and prepaid expenses		40,149		55,093		6,425		7,063		52,893		2,622		2,733		28,309		195,287

	Ps.	571,824	Ps.	77,805	Ps.	27,066	Ps.	30,071	Ps.	151,018	Ps.	53,516	Ps.	161,777	Ps.	645,899	Ps.	1,718,976

Liabilities
Trade accounts payable	Ps.	178,531	Ps.	11,793	Ps.	1,743	Ps.	2,357	Ps.	135	Ps.	1,323	Ps.	123	Ps.	40,807	Ps.	236,812
Customer advances		29,385		17,671		16,252		18,367		63,908		4,945		2,190		—		152,718
Salaries and social security payable		23,443		16		3,301		—		—		—		81		—		26,841
Mortgage payables		4,588		4,685		4,782		3,483		4,557		—		—		—		22,095
Short and long term debt		75,436		92,479		10,973		17,676		1,217,866		—		91		—		1,414,521
Taxes payable		22,092		38,911		746		2,963		2,256		—		—		27,300		94,268
Other liabilities		17,612		12,566		19,506		5,044		25,716		567		6,361		13,148		100,520

	Ps.	351,087	Ps.	178,121	Ps.	57,303	Ps.	49,890	Ps.	1,314,438	Ps.	6,835	Ps.	8,846	Ps.	81,255	Ps.	2,047,775

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	461,923	Ps.	—	Ps.	128,515	Ps.	56,370	Ps.	47,913	Ps.	616,903	Ps.	1,311,624
Mortgages and leases receivable, net		2,054		372		4,365		414		163,204		41,656		212,065
Other receivables and prepaid expenses		39,433		21,955		16,829		—		57,823		59,247		195,287

	Ps.	503,410	Ps.	22,327	Ps.	149,709	Ps.	56,784	Ps.	268,940	Ps.	717,806	Ps.	1,718,976

Liabilities
Trade accounts payable	Ps.	—	Ps.	115	Ps.	1,323	Ps.	—	Ps.	194,547	Ps.	40,827	Ps.	236,812
Customer advances		—		—		1,220		3,686		87,590		60,222		152,718
Salaries and social security payable		—		—		—		—		26,841		—		26,841
Mortgage payables		17,538		4,557		—		—		—		—		22,095
Short and long term debt		146,999		1,119,540		31,936		51,210		17,720		47,116		1,414,521
Taxes payable		—		—		46		192		64,666		29,364		94,268
Other liabilities		16,414		1,483		—		15,311		45,242		22,070		100,520

	Ps.	180,951	Ps.	1,125,695	Ps.	34,525	Ps.	70,399	Ps.	436,606	Ps.	199,599	Ps.	2,047,775

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. The management and legal advisors of the Company believe that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.9 million at June 30, 2007.

During fiscal year 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 310 in cash plus US$ 750 to be paid through the transfer of title of 25% of future apartments to be built on the land. The Company mortgaged the land in favor of the seller as collateral. The property was transferred in March 2007.

The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable matures is in May 26, 2008. At June 30, 2007, the mortgage payable amounted to US$ 13,625.

The Company mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2007 mortgaged properties had a net book value of Ps. 81.0 million.

The Company gave a mortgage on the plot of land acquired in Bariloche. The mortgage matures is in December 14, 2009. The mortgage payable amounted to US$ 2,800 (see Note 2.f.).

The Company mortgaged the Sheraton Libertador Hotel property as guarantee for the payment of a loan obtained by Hoteles Argentinos, a subsidiary of the Company. The property had a net book value of Ps. 33.0 at June 30, 2007. For details of the debt, see Note 23.

At June 30, 2007, the Company had restricted cash amounting to Ps. 1.2 million of which Ps. 0.3 million are related to certain labor lawsuits of the Company and Ps. 0.9 are related to the Llao Llao litigation. Restricted cash is classified within other current receivables and prepaid expenses.

As security for the purchase of Rummaala’s shares, the Company has pledged total shares acquired.

As security for the purchase of the plot of land adjacent to Rummaala’s property, the Company has set up a first mortgage on a Company’s real estate in the amount of US$ 13,253 (see Note 2.f.).

Alto Palermo Group - Restricted assets

a)	Short and long-term debt include Shopping Neuquén S.A.’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

b)	Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 5.0 million, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) Sucursal Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 11.7 million.

c)	Fixed assets include the cinema building located in the Córdoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI Internacional II Inc. (See Note 2.f.)

d)	In the caption name “receivable for trust guarantee fund” as credit protection for investors are included the contingency funds of the financial trusts that as of June 30, 2007 amount to Ps. 11.9 million. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

e)	As of June 30, 2007, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

III.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

f)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of June 30, 2007 (recorded in non-current investments - Undeveloped parcels of land).

g)	As of June 30, 2007 the amount of Ps. 32.6 million is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

14.	Derivative financial instruments

Option and future contracts to purchase metals

From time to time the Company engages in derivative instrument activity for trading purposes. As of June 30, 2007 the Company has 30 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 0.7. As guarantee for such contracts, the Company has deposits in the amount of US$ 81 (equivalent to Ps. 247). As of June 30, 2006, there were no outstanding future contracts or guarantees or deposits related to derivative financial instruments. As of June 30, 2005, the Company had approximately 35 future contracts to purchase silver at an average price of US$ 0.007075 per ounce with maturities through September 2005. As collateral for these contracts, the Company maintained deposits amounting to Ps. 358 as of June 30, 2005. The fair market value of these contracts amounted to Ps. (89) as of June 30, 2005. The deposit net of their fair market value was shown within other receivables and prepaid expenses in the accompanying balance sheet. During the years ended June 30, 2007, 2006 and 2005, the Company recognized gains of Ps. 665, Ps. 2,942 and 1,311 related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgage receivables to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgage receivables sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2007 the Company’s retained interest in Class D equity security amounted to Ps. 793. Class A, B and C debt certificates had been fully amortized at the end of the year.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of net income in credit card trust. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

At June 30, 2007 the Company has twenty securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 751.7 million of its customer credit card receivable balances to Trusts in exchange for Ps. 642.0 million in cash proceeds, Ps. 43.3 million variable rate interest TDFs, and Ps. 66.4 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 60.5 million 12.00% fixed-rate interest TDFs, Ps. 253.40 million 12.50% fixed-rate interest TDFs and Ps. 282.4 million 13.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts has established cash reserves for losses amounting to Ps. 11.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income tax and MPIT

The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2007, 2006 and 2005 consists of the following:

	2007		2006		2005
Current income and MPIT expense	Ps.	49,751	Ps.	51,858	Ps.	45,792
Deferred income tax expense		37,788		6,933		7,415

Income and MPIT expense	Ps.	87,539	Ps.	58,791	Ps.	53,207

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	—	Ps.	583	Ps.	583
Investments		(10,011)		(14,853)		(24,864)
Accounts receivable		5,747		3,894		9,641
Other receivables and prepaid expenses		(8,733)		68,296		59,563
Inventory		(7,002)		(19,847)		(26,849)
Fixed assets		(14,559)		(15,290)		(29,849)
Intangible assets		(630)		428		(202)
Short-term and long-term debt		(71)		(4,944)		(5,015)
Liabilities		10,613		(1,139)		9,474
Tax loss carryforwards (i)		90,808		(81,843)		8,965
Valuation allowance		(30,271)		26,926		(3,345)

Net deferred income tax asset (liability)	Ps.	35,891	Ps.	(37,789)	Ps.	(1,898)

(i)	Includes the effect of deferred taxes of the acquisition of Empalme and the PAMSA transaction, which do not impact earnings of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Income tax expense for the years ended June 30, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2007		2006		2005
Pretax income	Ps.	227,085	Ps.	182,554	Ps.	179,604
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		79,480		63,894		62,861
Non-deductible expenses		5,888		4,416		(1,930)
Gain on equity investees		(14,009)		(14,580)		(23,522)
Change in valuation allowance		(32,019)		(14,453)		3,005
Inflation adjustment		35,449		17,566		14,365
Others, net		12,750		1,948		(1,572)

Income and MPIT expense	Ps.	87,539	Ps.	58,791	Ps.	53,207

As of June 30, 2007, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 14.9 million, which expire at various dates beginning 2007 and ending 2011.

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	107,097	Ps.	96,573	Ps.	103,245
Plus: income impact of assumed conversions:
Interest expense on convertible debt		6,174		11,832		17,856
Foreign currency exchange loss (gain) on convertible debt		38		10,836		(5,250)

Net income available to common shareholders plus assumed conversions	Ps.	113,309	Ps.	119,241	Ps.	115,851

Denominator:
Weighted-average number of shares outstanding	Ps.	444,904	Ps.	379,506	Ps.	280,282
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		113,690		143,130		221,098

Adjusted weighted-average number of shares	Ps.	558,594	Ps.	522,636	Ps.	501,380

Basic and diluted EPS:
Basic EPS	Ps.	0.24	Ps.	0.25	Ps.	0.37
Diluted EPS	Ps.	0.20	Ps.	0.23	Ps.	0.23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2007	2006	2005
Cash and banks	218,356	103,018	98,244
Current investments	638,351	130,420	113,690

Total cash and banks and current investments as per balance sheet	856,707	233,438	211,934
Less: Items not considered cash and cash equivalents

- Mutual funds	115,776	54,241	49,638
- Retained interest in transferred credit card receivable	106	184	10,488
- Government bonds	6,620	1,287	4,563
- Retained interest in transferred mortgage receivables	22,104	10,319	558
- Mortgage bonds issued by BHSA	2,073	2,704	3,523
- Other investments	1,505	763	575

Cash and cash equivalents as shown in the consolidated statement of cash flows	708,523	163,940	142,589

20.	Shopping Neuquén S.A.

APSA´s subsidiary, Shopping Neuquén S.A.´s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket, a hotel and residential buildings. In June 2001, Shopping Neuquén requested the Neuquén Municipality the extension of original deadlines for the completion of the project and the authorization to sell to third parties certain parcels of the acquired plot. The Municipal Government of Neuquén had originally rejected the request and had declared that the purchase of the plot was void. Accordingly, in January 2003, Shopping Neuquén requested an injunction measure and submitted all pertinent documents sustaining the reasons underlying the delay of the project. Shopping Neuquén also requested permission to submit a new schedule considering the economic situation of the country after the 2002 crisis. Since this new request had also been rejected by the Municipal Government, Shopping Neuquén filed an action before the Supreme Court of Neuquén seeking to declare all municipal decrees and resolutions against the Company null and void. In December 2004, Shopping Neuquén was served notice by the Supreme Court of Neuquén of the rejection of APSA´s subsidiary action against the Municipal Government. Accordingly, Shopping Neuquén filed a petition seeking the case be brought before the National Supreme Court. This petition has not been resolved yet.

In December 2006, Shopping Neuquén signed an agreement of understanding (the “Agreement”) with the Municipality of Neuquén and the Provincial Government pursuant to which the rescheduling of the project’s deadline as well as the sale of parcels to third parties was authorized and accepted. The Municipal Government of Neuquén enacted the ordinance on January 12, 2007. The Agreement provides for the submission of a new urban project and updated environmental studies within 120 days as from the date of the Agreement. The new project and studies were submitted by Shopping Neuquén on March 28, 2007. The Agreement establishes that Shopping Neuquén should submit all construction plans within a 150-day period after approval of the project plan by the Municipal Government. On May 10, 2007, the Municipal Government requested further explanations and delivered comments and recommendations on the project’s plan. On July 17, 2007, Shopping Neuquén S.A. answered the Municipal Government´s request and is currently waiting for the Municipal Government´s decision over the feasibility of the project. When the construction plans are approved and registered with the Municipal Government, construction has to begin within a 90-day as from the registration date. The first stage of the project should comprise the construction of 21,000 square meter of the shopping center plus 10,000 square meter of the hypermarket, both to be completed within 22 months as from the commencement of construction. Should the Company default on the Agreement’s obligations, the Agreement is declared null and void regardless of any potential actions brought against the Company by the Municipal and Provincial Governments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

21.	Llao Llao Resorts

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2,870 in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3,799 including interest, penalties and attorney’s fees. In March 2004, LLH paid NPA $9,156 in cash and Argentine EDBs. In June 2004, NPA rejected the payment alleging that the amount deposited by LLH represented a partial payment and demanded that LLH made a 30-day renewable time deposit of that amount until the total debt was satisfied. The Court requested LLH to make the time deposit until the case is sentenced. Based on the Company’s legal counsel, the Company reserved Ps. 4,561 (based on the difference between the amount paid and the claimed amount). All but one of the plaintiff’s six attorneys filed a motion demanding their fees to paid in US dollars and not in Argentine pesos. The Court sustained the claim and restricted Company’s funds for an amount of Ps. 861. The Company contested vigorously and believes the demand is unjustified and onerous. However, based on the Company’s legal counsel, the Company reserved an additional Ps. 1,021 to cover for potential losses on the case for two out of the six attorneys. The Company settled the claim with other three out of the six attorneys and agreed to pay each of them US$ 68 in installments until February 2008. The sixth attorney, who had not appealed the pesification of her fees, filed a motion claiming payment for US$ 95. The Company believes this claim is unjustified based on the sentence dictating the pesification of the fees. The case is still pending resolution. Based on the opinion of the Company’s legal counsel, the Company reserved Ps. 155.

22.	Investment in Banco Hipotecario S.A.

To help prevent widespread insolvencies, the Argentine government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine government issued two types of bonds to banks. BHSA filed a presentation to seek compensation in the amounts of US$ 360,811 in BODEN 2012 compensation bonds and US$ 832,827 in BODEN 2012 coverage bonds. In September 2002 and October 2005, the BCRA credited US$ 344,050 and US$ 16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$ 1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification. In September 2005, the subscription process for BODEN 2012 coverage bonds commenced. As of June 30, 2007, the subscription amounts to US$ 773,531.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 (through Dossier 27.551/07) to purchase US$ 59,294 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of Ps. 83,012 and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

As of June 30, 2007, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 3,234,211. On the other hand, liabilities from BCRA amount to Ps. 180,590, representing advances to subscribe BODEN 2012 bonds. The net exposure to the public sector (without considering liquid assets in BCRA accounts) amounts to Ps. 3,053,621 and Ps. 3,712,157 as of June 30, 2007 and 2006, respectively. BHSA intends to use a portion of the assets receivable with the public sector towards the subscription of BODEN 2012 coverage bonds.

Effective January 1, 2006, Communiqué “A” 3911 establishes that the exposure to the public sector cannot be higher than 40% of the total assets measured as of the last day of the previous month. On July 9, 2006, Communiqué

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

“A” 4546 established that such limit be reduced to 35% effective July 1, 2007. BHSA´s exposure to the public sector principally arises from the government’s compensation for the asymmetric pesification. BHSA´s exposure was 31% and 41% as of June 30, 2007 and 2006, respectively.

23.	Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest was payable at a fixed rate of 12.07% per annum for the period March 15, 2006 through September 15, 2006. As from September 15, 2006, interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points.

24.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work has been finished. The final indemnification amount obtained for this item amounts to Ps. 6.8 million. As of the issuance date of the financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 0.3 million has been collected as early payment.

25.	Compensation plan for executive management

During fiscal year 2007, the Company’s subsidiary APSA has developed a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by APSA.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is up to 2.5% of their monthly salary and up to 15% of their annual bonus.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

APSA´s contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as an Investment Fund approved by the National Securities Commission (CNV). Such funds (including the rents derived thereof) are freely redeemable upon request of the participants.

Funds arising out of contributions made by APSA under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may by, will have access to 100% of the benefits of the Plan (that is, APSA’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of APSA’s contribution only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 APSA’s contributions amounted to Ps. 0.9 million.

26.	Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.f., the Company acquired Empalme in December 2006. Prior to the Company’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loans balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

27.	Subsequent events

Call option exercised

During August 2007, the Company exercised a call option for the acquisition of the 75% of the capital stock and votes of a company primarily dedicated to the development of a cultural and recreational property in the Palermo neighborhood in the City of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Said option is subject to the accomplishment of certain basic conditions as the approvement of the project by the respective authorities and the acquisition transaction by the Argentine Antitrust Authority, among others, which are pending as of the date of issuance of these financial statements.

The call option price was set in the amount of US$ 0.6 million, which was fully offset as of the date of issuance of these financial statements. Should the conditions above-mentioned timely and properly complied with, the Company will make a total investment of US$ 24.4 million to be performed not before than year 2008.

Acquisition of BankBoston Tower

On August 27, 2007, the Company acquired from an unrelated party the 50% of 31,635 square meter of leasable area office building known as “BankBoston Tower” for an aggregate purchase price of US$ 54.000. The transaction was fully paid in cash. The Company is in the process of determining the purchase price allocation.

Agreement with Cyrela Brazil Realty S.A.

On August 14, 2007, the Company signed an agreement with Cyrela Brazil Realty S.A. Emprendimentos y Participacoes (“CYRELA”) under which CYRSA S.A., which will operate under the IRSA- CYRELA brandname, will develop residential projects in Argentina.

Both the Company and CYRELA are publicly traded companies and market leaders in each of their home countries. The companies and their shareholders have built a close and lengthy commercial relationship given past developments they have jointly been involved in such as Brazil Realty S.A. and BrasilAgro, both of them in Brazil. In this new partnership they both bring together their track records and expertise to position CYRSA S.A. as a solid, reliable player in the real estate market.

CYRSA S.A. will develop real estate projects targeted to diverse market segments, comprising high construction quality and a new concept of central infrastructure and amenities that will allow its customers to enjoy a new lifestyle, based on safety, comfort and service. At this stage, CYRSA S.A. will start up its operations with an initial investment of US$ 60 million contributed by both partners on an equal basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and U.S. GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Regulation S-X of the SEC.

As discussed in Notes 2.c, in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of the CNV regulations represented a departure from Argentine GAAP. However, such departure had not had a material effect on the accompanying consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as further discussed in Note 2.e. below, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for fiscal years beginning January 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations.

I.	Differences in measurement methods

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Reconciliation of net income:

	Year ended June 30,
	2007		2006		2005
Net income under Argentine GAAP	Ps.	107,097	Ps.	96,573	Ps.	103,245
U.S. GAAP adjustments:
Impact of U.S. GAAP adjustments on equity investees (Note 28.I.(a))		4,229		23,753		71,796
Accounting for marketable securities (Note 28.I.(b))		(49,105)		(6,262)		(15,372)
Depreciation of fixed assets (Note 28.I.(c))		541		(1,210)		417
Pre-operating and organization expenses (Note 28.I.(d))		694		1,120		(3,362)
Depreciation and amortization expense (Notes 28.I.(e) and (g))		6,477		2,715		3,290
Securitization accounting (Note 28.I.(f))		2,101		(6,739)		4,168
Present-value accounting (Note 28.I.(h))		(87)		(333)		(345)
Reversal of previously recognized impairment losses (Note 28.I.(i))		1,905		(7,431)		(23,939)
Accounting for convertible notes (Note 28.I.(j))		(2,047)		(6,758)		(8,521)
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))		3,756		3,081		4,436
Accounting for real estate barter transactions (Note 28.I.(l))		—		(44,172)		(14,985)
Reversal of the result from valuation of inventories at net realizable value (Note 28.I.(m))		631		(3,705)		(18,087)
Reversal of capitalized exchange difference (Note 28.I.(w))		(432)		—		—
Revenue recognition—real estate (Note 28.I.(x.1))		(1,522)		—		—

Carry forward	Ps.	74,238	Ps.	50,632	Ps.	102,741

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Reconciliation of net income:

	Year ended June 30,
	2007		2006		2005
Brought forward	Ps.	74,238	Ps.	50,632	Ps.	102,741
Amortization of fees related to APSA Senior Notes (Note 28.I.(o))		—		—		402
Software developed or obtained for internal use (Note 28.I.(p))		5		(101)		(49)
Accounting for increasing rate debt (Note 28.I.(q))		203		(9)		(194)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(t))		(161)		(18)		—
Deferred revenues—insurance & fees (Note 28.I.(v) and (y))		(5,330)		(8,219)		—
Revenue recognition—deferred commissions (Note 28.I.(x.3))		(2,132)		—		—
Revenue recognition—scheduled rent increases (Note 28.I.(x.2))		4,554		—		—
Deferred income tax (Note 28.I.(r))		48,486		40,068		18,460
Minority interest (Note 28.I.(s))		(16,641)		7,593		8,038

Net income under U.S. GAAP		Ps.103,222	Ps.	89,946	Ps.	129,398

Earnings per share under U.S. GAAP (Note 28.II.(i):
Basic net income per common share	Ps.	0.23	Ps.	0.24	Ps.	0.46
Diluted net income per common share	Ps.	0.20	Ps.	0.23	Ps.	0.31

Reconciliation of shareholders' equity:

	As of June 30,
	2007	2006
Total shareholders' equity under Argentine GAAP	Ps.1,646,714	Ps.	1,485,766
U.S. GAAP adjustments:
Impact of U.S. GAAP adjustments on equity investees (Note 28.I.(a))	(31,712)		(52,227)
Depreciation of fixed assets (Note 28.I.(c))	(9,691)		(10,232)
Pre-operating and organization expenses (Note 28.I.(d))	(3,309)		(4,003)
Mortgage payable with no stated interest rate (Note 28.I.(e))	(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 28.I.(g.1))	48,197		48,197
Depreciation and amortization expense (Note 28.I.(e) and (g))	17,331		10,854
Securitization accounting (Note 28.I.(f))	3,361		672
Present-value accounting (Note 28.I.(h))	640		727
Reversal of previously recognized impairment losses (Note 28.I.(i))	(117,235)		(119,140)
Accounting for convertible notes (Note 28.I.(j))	466		2,513
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))	(6,908)		(10,664)
Accounting for real estate barter transactions (Note 28.I.(l))	(59,838)		(59,838)
Reversal of the result from valuation of inventories at net realizable value (Note 28.I.(m))	(21,161)		(21,792)
Appraisal revaluation of fixed assets (Note 28.I.(n))	(3,953)		(3,953)
Reversal of capitalized exchange difference (Note 28.I.(w))	(432)		—
Revenue recognition—real estate (Note 28.I.(x.1))	(1,522)		—
Software obtained for internal use (Note 28.I.(p))	(174)		(179)
Accounting for increasing rate debt (Note 28.I.(q))	—		(203)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(t))	930		1,091
Deferred revenues—insurance & fees (Note 28.I.(v) and (y))	(13,549)		(8,219)

Carry foward	Ps.1,446,126	Ps.	1,257,341

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Brought forward	Ps.	1,446,126	Ps.	1,257,341
Cumulative effect of initial application of SAB 108 (Note 28.I.(y))		(3,755)		—
Revenue recognition—Deferred commissions (Note 28.I.(x.3))		(2,132)		—
Revenue recognition—Scheduled rent increases (Note 28.I.(x.2))		4,554		—
Deferred income tax (Note 28.I.(r))		(162,487)		(193,581)
Minority interest (Note 28.I.(s))		76,433		94,604

Shareholders' equity under U.S. GAAP	Ps.	1,358,739	Ps.	1,158,364

Description of changes in shareholders' equity under U.S. GAAP:

	For the year ended June 30,
	2007		2006
Shareholders' equity under U.S. GAAP at the beginning of the year	Ps.	1,158,364	Ps.	921,716
Cumulative effect of the initial application of SAB No. 108 (Note 28.I.(y))		(3,755)
Issuance of common stock upon conversion of debt and exercise of warrants		29,521		78,181
Additional paid-in-capital common stock		22,951		47,580
Additional paid-in-capital warrants		1,379		12,312
Unrealized gain on available-for-sale securities		30,945		4,042
Unrealized loss on retained interest in securitization programs		(174)		1,043
Unrealized gain on available-for-sale securities on equity investees		16,286		3,544
Net income under U.S. GAAP		103,222		89,946

Shareholders' equity under U.S. GAAP at the end of the year	Ps.	1,358,739	Ps.	1,158,364

(a)	Impact of U.S. GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of U.S. GAAP adjustments on the Argentine GAAP financial statements of its equity investees. For the year ended June 30, 2007, the equity investees of the Company are BHSA, BACSA and Puerto Retiro. The fiscal year 2006 and 2005 also includes E-commerce Latina. Accordingly, the Company recognized a net gain of Ps. 4.2 million, Ps. 23.8 million and Ps. 71.8 million for the years ended June 30, 2007, 2006 and 2005, respectively.

(b)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, government and mortgage bonds are carried at market value, with unrealized gains and losses included in the statement of income.

Under U.S. GAAP, the Company has classified these investments as available-for-sale and carried them at market value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company's investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

During the years ended June 30, 2007, 2006 and 2005, proceeds from the sale of available-for-sale securities were Ps. 1,307.7 million, Ps. 316.3 million and Ps. 284.6 million, respectively. Gross realized gain was Ps. 8.8 million, Ps. 6.7 million and Ps. 0.3 million for the years ended June 30, 2007, 2006 and 2005, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

The Company’s available-for-sale investments consist of the following:

	Cost		Fair Value		Gross unrealized Gain (loss)
June 30, 2005
Mutual funds	Ps.	40,896	Ps.	41,058	Ps.	162
Dolphin Fund		27,883		46,886		19,003
Mortgage bonds		3,418		3,523		105
Government bonds		4,310		4,563		253

	Ps.	76,507	Ps.	96,030	Ps.	19,523

June 30, 2006
Mutual funds	Ps.	54,601	Ps.	58,267	Ps.	3,666
Dolphin Fund		27,882		49,976		22,094
Mortgage bonds		2,712		2,704		(8)
Government bonds		1,254		1,287		33

	Ps.	86,449	Ps.	112,234	Ps.	25,785

June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772
Dolphin Fund		27,882		96,687		68,805
Mortgage bonds		2,069		2,073		4
Government bonds		6,311		6,620		309

	Ps.	532,702	Ps.	607,592	Ps.	74,890

(c)	Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For U.S. GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the U.S. GAAP adjustment reflected higher depreciation charges for U.S. GAAP purposes. As a result of this adjustment, the net book value of these assets for U.S. GAAP purposes differs from the book value for Argentine GAAP purposes. As discussed in Note 3.e, in the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and U.S. GAAP . However, due to the different cost base of fixed assets for Argentine GAAP and U.S. GAAP purposes, a U.S. GAAP reconciling item for depreciation still exists.

(d)	Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under U.S. GAAP, these expenses are charged to expense as incurred.

(e)	Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under U.S. GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2.0 million. This adjustment gives rise to differences in depreciation expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(f)	Securitization accounting

As discussed in Notes 15 and 16, the Company directly or through subsidiaries enters into two-year revolving-period securitization programs, through which the Company and Tarshop, a majority-owned subsidiary of the Company transferres a portion of its mortgage receivables and credit card receivables to the trusts in exchange for cash and retained interests in the trusts (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “receivables from trust guarantee funds” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (”SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively for transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was de minimus. In determining the estimated fair value, the Company considered the fees received as compensation for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

The retained interests in mortgage and credit card receivables are treated as debt securities classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities” and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under U.S. GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

—The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under U.S. GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under U.S. GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The U.S. GAAP adjustments affecting shareholders’ equity at June 30, 2007 and 2006 are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006
Equity value as reported under Argentine GAAP	Ps.	74,145	Ps.	49,539
Less: retained interests related to securitization programs that did not qualify as a sale under U.S. GAAP		(14,379)		(20,010)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under U.S. GAAP	Ps.	59,766	Ps.	29,529
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under U.S. GAAP		63,127		30,201

U.S. GAAP adjustment	Ps.	3,361	Ps.	672

—The U.S. GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
Reversal of results recognized under Argentine GAAP(1)	Ps.	3,394	Ps.	1,150	Ps.	2,654
Recognition of results under U.S. GAAP(2)		(1,294)		(7,889)		1,514

U.S. GAAP adjustment	Ps.	2,100	Ps.	(6,739)	Ps.	4,168

(1)	Includes the reversal of results reported in “Net income from retained interest in securitized receivables” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under U.S. GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

The following summarizes the changes in the balance of the Company's retained interest under U.S. GAAP for the years ended June 30, 2007, 2006 and 2005:

	Cost		Estimated unrealized (loss) gain (i)		Fair value
Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Retained interest in portfolios sold		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201
Retained interest in portfolios sold		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized gain		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(i) Unrealized gains for the years ended June 30, 2004, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2007 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(980)	Ps.	(1,898)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The Company's managed credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor's share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables securitizations on the consolidated balance sheet.

(g)	Purchase accounting

(g.1)	Differences in basis relating to purchase accounting

The reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2001. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and U.S. GAAP.

In addition, as discussed in Note 3.c.(ii) a), under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for the acquisition of Empalme S.A.I.C.F.A. y G., the remaining 33% interest in Palermo Invest, and the acquisition of two buildings, Bouchard and Dock del Plata. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. The sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under U.S. GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between U.S. GAAP and Argentine GAAP in the purchase price allocation process. However, under U.S. GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under U.S. GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no USGAAP adjustment to equity for this item. The U.S. GAAP adjustment to net income as described in note 28.I.(g.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under U.S. GAAP, (iii) amortization charges for intangible assets recognized under U.S. GAAP and (iv) amortization of below-market leases.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Also, in 2006 APSA acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill is amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under U.S. GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under U.S. GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under U.S. GAAP (after pro rata reduction), there is no effect in the U.S. GAAP reconciliation.

(g.2)	Purchase accounting—Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and U.S. GAAP. Therefore, the differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and U.S. GAAP of Ps. 48.2 million gave rise to differences in amortization expense until June 30, 2002. Annual amortization expense recorded in this connection totaled Ps. 5.4 million. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. Consequently, amortization expense recorded under Argentine GAAP was reversed under U.S. GAAP in the amount of Ps. 5.4 million for all of the years presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and U.S. GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under U.S. GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 1.1 million, Ps. (2.7) million and Ps. (2.1) million during fiscal years 2007, 2006 and 2005, respectively.

(h)	Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under U.S. GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i)	Reversal of previously recognized impairment losses

As a result of increases in the fair market value of property, equipment and inventories, undeveloped parcels of land and as required by Argentine GAAP, during 2005, 2006 and 2007 the Company partially reversed impairment losses recognized in 2002 and 2003. Amounts reversed in 2007, 2006 and 2005 amounted to Ps. 2.6 million, Ps. 13 million and Ps. 28.0 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under U.S. GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense and sales of properties reversed under U.S. GAAP for the years ended June 30, 2007, 2006 and 2005 amounted to Ps. 4.4 million, Ps. 5.6 million and Ps. 4.1 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

(j)	Accounting for Convertible Notes

As discussed in Note 10, in November 2002, the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Under U.S. GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense.

As a result of applying EITF 00-27, under U.S. GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2007, 2006 and 2005 totaled Ps. 2,039, Ps. 7,338 and Ps. 8,183, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the U.S. GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) gains reversed under U.S. GAAP totaled Ps. 8, Ps. (580) and Ps. 338 during the years ended June 30, 2007, 2006 and 2005, respectively.

During the years ended June 30, 2007, 2006, 2005 and 2004 certain holders of IRSA Convertible Notes for a total amount of US$ 81.1 million, exercised its conversion rights and, as a result, the Company issued 16,640,658, 55,961,675, 52,448,952, and 23,734,388 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2007, 2006, 2005, 2004 and 2003 the Company issued US$ 9.1 million, US$ 30.5 million, US$ 28.6 million, US$ 12.9 million and US$ 0 of warrants, of which US$ 7 million, US$ 12.1 million and US$ 30.5 million were exercised during fiscal year ended June 30, 2007, 2006 and 2005, respectively. As a result of the conversions and exercises of warrants, under U.S. GAAP the Company has reclassified in 2007 and 2006 a net amount of Ps. 1,379 and Ps. 12,312, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

(k)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.i.(iii) in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

For U.S. GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under U.S. GAAP. As a result, the carrying amount of the new debt instruments under U.S. GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under U.S. GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 3.8 million, Ps. 4.0 million and Ps. 4.0 million for the years ended June 30, 2007, 2006 and 2005, respectively. As the Company’s new debt instruments are denominated in US Dollars, the U.S. GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange (losses) gains recorded under U.S. GAAP totaled Ps. (0.9) million and Ps. 0.4 million during the years ended June 30, 2006 and 2005, respectively.

As discussed in Note 4.i.(iii) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under U.S. GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under U.S. GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(l)	Accounting for real estate barter transactions

During the years ended June 30, 2007, 2006 and 2005 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 44,172, and Ps. 14,985 for the years ended June 30, 2006 and 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the years ended on and after June 30, 2006.

As discussed in Note 4.e.(ii), in May 2006, DYPSA accepted the option to acquire plot 1.e. of Dique III on an exchange basis. The Company and DYPSA established the price of the transaction in US$ 13,530. As consideration for plot 1.e., DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on the plot within a maximum period of 36 months. The Company applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since there was no down payment involved, the Company would apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction. Under the deposit method, the seller does not recognize any profit, does not record notes receivables, continues to report in its financial statements the property and related liabilities even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Accordingly, under U.S. GAAP, the Company reversed in fiscal year ended June 30, 2006 the gain recognized on the transaction and continued to report the property on its balance sheet.

As discussed in Note 4.e.(vi), in May 2006, the Company entered into a barter agreement with Koad pursuant to which the Company exchanged an undeveloped parcel of land for the future delivery of housing units to be constructed by Koad. Both parties valued the transaction in US$ 7,500. As consideration, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of units within a maximum period of 1,188 days. The Company also applied the provisions of SFAS 153 and determined that the transaction has commercial substance,

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

and therefore the transaction should be measured at fair value. However, since the cumulative payments received by the Company are less than 10% of the sales price, the Company would also apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction, as discussed in the preceding paragraph above. Accordingly, under U.S. GAAP, the Company reversed in fiscal year ended June 30, 2006 the gain recognized on the transaction and continued to report the property on its balance sheet.

Prior to the adoption of SFAS No. 153, under U.S. GAAP, the Company applied the provisions APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 stated that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and nonmonetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

Under U.S. GAAP the barter transactions entered into by the Company prior to July 1, 2005 were accounted for as follows:

The Company recorded the exchange of “Cruceros” in 2004 at its fair market value since the Company incurred a loss of Ps. 763 in the exchange. As a result no difference existed in accounting for this transaction between Argentine and U.S. GAAP.

In connection with the exchange of “Benavidez” in 2004, as monetary consideration represented less than 25% of the fair value of the exchange, the Company recognized a pro-rata gain amounting to Ps. 226. As a result, the U.S. GAAP adjustment represents the partial reversal of the gain recognized under Argentine GAAP amounting to Ps. 907.

The Company recorded the exchange of plot 1c) of Dique III in 2005 at the book value of the land given up, thus not recording any gain on the exchange. As a result, the U.S. GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP amounting to Ps. 14,985.

(m)	Reversal of the result from valuation of inventories at net realizable value

During fiscal year 2007, 2006 and 2005 the Company signed promissory sales contracts to sell units of Cruceros, Renoir, San Martin de Tours, Villa Hermosa and plot 1d) of Dique III. The pending transfer deeds of those agreements have not been consummated at each year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at net realizable value. As a result, the Company recognized a gain of Ps. 17,663, Ps. 3,498 and Ps. 18,087 during the years ended June 30, 2007, 2006 and 2005, respectively. Under U.S. GAAP, inventories are valued at acquisition cost. As such, the U.S. GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP in 2007, 2006 and 2005 and the recognition of the gain under U.S. GAAP from deeds executed for the units in 2007 and 2006 of Ps. 18,294 and Ps. 1,534 respectively. In addition in 2006 the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of Ps. 1,741, which under U.S. GAAP was reversed and recognized in 2007 together with the sale of the property.

(n)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under U.S. GAAP, this parcel of land was recorded at original cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

(o)	Amortization of fees related to APSA Senior Notes

For the year ended June 30, 2005 under Argentine GAAP, fees and expenses relating to APSA Senior Notes were amortized on a straight-line method over the term of the agreement. Under U.S. GAAP, such costs were amortized over the same period using the effective interest method of amortization. The Senior notes were paid in January and April 2005.

(p)	Software developed or obtained for internal use

During the year ended June 30, 2006, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.1 million, which would be expensed under U.S. GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The U.S. GAAP adjustment for the year 2006 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges for 2007 and 2006 and previously capitalized costs under Argentine GAAP and expenses under U.S. GAAP.

(q)	Accounting for increasing rate debt

The syndicated loan discussed in Note 4.i.(iv), accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under U.S. GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower's periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt.

(r)	Deferred income tax

The Company accounts for income taxes using the liability method under both Argentine GAAP and U.S. GAAP. Argentine GAAP is similar to the guidance in SFAS No. 109 “Accounting for Income Taxes”. However, as discussed in Note 2.e, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under U.S. GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the U.S. GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(s)	Minority interest

This adjustment represents the effect on minority interest of the reconciling items, as appropriate.

(t)	Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under U.S. GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under U.S. GAAP the Company took account of the guidance provided in EITF 98-5. This regulation, EITF 98-5, requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.i.(ii), the terms of the convertible debt instrument were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements.

Under U.S. GAAP, in November 2006, the EITF reached a final consensus in EITF Issue 06-6 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. EITF 06-6 reconsidered the original consensus in Issue 05-7 “Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues” that the change in fair value of an embedded conversion option should be included in the cash flow analysis under EITF Issue 96-19, “Debtor's Accounting for a Modification or Exchange of Debt Instruments,” in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument. This Issue also amended the guidance in EITF Issue 96-19.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in EITF Issue 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer's Exercise of a Call Option.”

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task Force affirmed as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively.

(u)	Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.com. As of the date of these financial statements, the options were not individually allocated. As such, there was no grant date established.

In December 2004, the FASB issued SFAS No. 123R (Share-Based Payment). SFAS No. 123R revises SFAS No. 123 and requires entities to recognize compensation expense for all share-based payment transactions in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123R requires a company to record compensation expense for all awards granted after the date of adoption of SFAS No. 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The Company will apply the provisions of SFAS 123R as from the grant date of the options which will be allocated to management on an individual basis.

(v)	Deferred revenues—insurance & fees

Under Argentine GAAP, APSA, through its subsidiary Tarshop, accounts for revenues from life and disability insurance and origination fees on an up-front basis.

Under U.S. GAAP, said revenues from life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective financial receivable.

(w)	Reversal of capitalized exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007. The capitalization related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under U.S. GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The U.S. GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition of PAMSA for an amount of Ps. 0.4 million.

(x)	Revenue recognition

(x.1) Real estate

The Company signed preliminary agreements to sell units of San Martín de Tours and has delivered possession rights to the purchasers. Under Argentine GAAP revenue is recognized with the delivery of the property, therefore the Company recognized Ps. 1,564 million gain on the sale.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

Under U.S. GAAP in accordance with SFAS No. 66 “Sales of Real Estate” profit on real estate shall not be recognized by the full accrual method until a sale is consummated. A sale shall not be considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged, and (d) all conditions precedent to closing have been performed. Usually, those four conditions are met at the time of closing or after closing, not when an agreement to sell is signed or at a preclosing.

Since the Company has not signed a final deed including the legal transfer of the property, consummation is not fulfilled. Therefore, the deposit method shall be used until a sale is consummated. Under the deposit method the seller does not recognize any profit, does not record notes receivable, continues to report in its financial statements the property and the related existing debt even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Cash received from the buyer, including the initial investment and subsequent collections of principal and interest, is reported as a deposit on the contract. Consequently, under U.S. GAAP, the Company reversed the gain for an amount of Ps. 1,522 million, which includes the reversal of exchange difference of Ps. 42.

(x.2)	Scheduled rent increases

As discussed in Note 3.a., pursuant to rent escalation clauses in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under Argentine GAAP, rental revenue pursuant to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under U.S. GAAP, effective July 1, 2006, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

(x.3)	Deferred commissions

As discussed in Note 3.a., under Argentine GAAP, brokerage commissions earned are recognized at the time a transaction is successfully completed. Under U.S. GAAP, brokerage commissions are deferred and amortized to income over the term of the respective leases.

(y)	Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and U.S. GAAP purposes.

In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it requires quantification of errors under both the iron curtain and the roll-over methods.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Under U.S. GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The misstatements that have been corrected are described below.

As discussed in Note 3.a, the Company primarily derives its revenues from leases and services. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under U.S. GAAP, prior to the application of SAB No. 108, rental revenue was recognized when the escalated rental payment was due rather than recognizing the effects of scheduled rent increases on a straight-line basis over the lease term in accordance with SFAS No. 13 and FTB 85-3. This accounting treatment results in an understatement of rental revenue at a given month-end. However, due to occupancy rates and sales volumes in all of the Company’s properties, the majority of the tenants were charged the percentage rent for all of the periods presented. In those cases, percentage rents charged were higher than amounts derived from straight-line recognition of scheduled rent increases. Hence, the understatement of rental revenue only affects those property rentals where the Base Rent is higher than the Percentage Rent. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing the balance of accounts receivable against retained earnings in the amount of Ps. 5.4 million. The correction also required adjustment for deferred income taxes and minority interest.

Additionally, as discussed in Note 3.a, the Company derives revenues from brokerage commissions paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Under U.S. GAAP prior to the application of SAB 108, brokerage commissions were recognized at the time that the transaction was successfully concluded, rather than defer and amortize them over the term of the lease. A transaction is considered successfully concluded when both parties have signed the related lease contract. This accounting treatment resulted in an overstatement of rental revenue. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing deferred revenues against retained earnings in the amount of Ps. 12.4 million. The correction also required adjustment for deferred income taxes and minority interest.

In addition, as further explained in Note 3.a., APSA, through its subsidiary Tarshop, derives revenues from life and disability insurance and origination fees. Under U.S. GAAP, prior to the application of SAB 108, revenues from life and disability insurance and origination fees related to securitized receivables which did not qualify as a sale under U.S. GAAP, were recognized up-front, rather than deferred and recognized in income over the term of the financial receivable. This accounting treatment resulted in an overstatement of revenues. The Company´s management previously quantified this error under the roll-over method and concluded that it was immaterial. In its initial application of SAB No. 108, the Company corrected the error by increasing deferred revenues against retained earnings in the amount of Ps. 3.7 million. The correction also required adjustment for deferred income taxes and minority interest. Effective July 1, 2006, the Company defers said revenues from life and disability insurance and origination fees over the term of the respective securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(Amounts in thousands, except share data and as otherwise indicated)

These correcting entries and the balance sheet line items that were affected and the respective amounts before tax effects are summarized in the following table:

Adjustment	Adjustment recorded as of June 30, 2006
Revenue recognition—deferred commissions	Ps.	(12,436)
Revenue recognition—scheduled rent increases		3,253
Revenue recognition—deferred insurance & fees		(1,480)
Minority interest		3,308
Deferred income tax		3,600

Cumulative effect of initial application of SAB No. 108	Ps.	(3,755)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under U.S. GAAP, balance sheets of real companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2007 amounting to Ps. 1.9 million and the net deferred tax assets as of June 30, 2006 amounting to Ps. 35.9 million, as follows: Ps. 25.4 million and Ps. 47.9 million as of June 30, 2007 and 2006, respectively, as non-current other receivables and prepaid expenses; and Ps. 27.3 million and Ps. 12.0 million as of June 30, 2007 and 2006, respectively, as non-current taxes payable. Under U.S. GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2007 and 2006, Ps. 13.7 million and Ps. 7.7 million, respectively, would have been classified as current assets, and Ps. 21.5 million and Ps. 49.1 million, respectively, would have been classified as non-current assets. As June 30, 2007 and 2006 Ps. 6.4 million and Ps. 4.1 million, respectively, would have been classified as current liabilities and Ps. 30.7 million and Ps. 16.8 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under U.S. GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges as of Ps. 14,329.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for U.S. GAAP purposes.

(b)	Statement of income classification differences

Should a U.S. GAAP income statement be presented, certain items shown in some line items of the income statement under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under U.S. GAAP. The numbers included below are not U.S. GAAP numbers.

Revenues

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the consolidated financial statements. However, Note 29.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Under U.S. GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 134.4 million, Ps. 107.3 million and Ps. 79.8 million for the years ended June 30, 2007, 2006 and 2005, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 873.1 million, Ps. 685 million and Ps. 449.7 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Operating income

Under U.S. GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under U.S. GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 201.3 million, Ps. 194.7 million, and Ps. 140.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

(c)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion and capitalized costs of issuance of debt—See Note 28.II.(a)), as of June 30, 2007, are as follows:

2009	Ps.	115,718
2010		90,588
2011		43,588
Thereafter 2012		980,375

	Ps.	1,230,269

(1)	Not including deferred debt issuance costs in the amount of Ps. 12,403.

(d)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

—Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2007, 2006 and 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2007, 2006 and 2005 were contingent rentals of Ps. 51.9 million, Ps. 40.9 million, and Ps. 29.4 million, respectively.

(e)	Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under U.S. GAAP:

—Acquisition of IRSA Units by Cresud: During November and December 2002, Cresud purchased 49.7 million Convertible Notes issued by us and during July and November 2003, Cresud purchased an additional 0.25 million Convertible Notes.

In May 2004 Cresud decided to exercise their option to convert 5.0 million aggregate principal amount of our Convertible Notes. As a result of this conversion, Cresud has received 9.2 million of our common shares.

In July 2004, Cresud purchased 0.35 million of Convertible Notes issued by us for US$ 0.5 million.

On September 30, 2004, Cresud exercised 5.0 million of our Warrants for 9.2 ordinary shares at a total cost of US$ 6 million.

In February 2006 and April 2006, Cresud purchased 5.0 million and 16.0 million of Convertible Notes issued by us for 9.2 million and 29.3 million ordinary shares.

In April 2006, Cresud converted 16.0 million of Convertible Notes issued by us for 29.3 million ordinary shares.

As of June 30, 2007 Cresud owned 25% of our common shares

—Donations: For the years ended June 30, 2007, 2006, and 2005, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 2.5 million, Ps. 4.3 million and Ps. 4.1 million, respectively. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

—Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives.

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2014. This lease has a term of 120 months and rent of Ps. 8.5 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 2.8 each.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

The Company has entered into lease agreements for offices located in Costero, a building located in Puerto Madero with Altocity.com and Red Alternativa S.A. The agreement with Altocity.com expired in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 it is still in effect. The leases are for monthly rents of Ps. 8.3 plus CER.

•

Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open—ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net gains of Ps. 46.8 million, Ps. 2.5 million and Ps. 16.3 million, for the years ended June 30, 2007, 2006 and 2005 respectively.

•

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, and its subsidiary APSA and Cresud (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategies and commercial independence, while increasing operating efficiency.

In the ordinary course of business, the Company shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in 2004. The Company pays a fee, primarily through the provision of services to the other parties.

•	Options to purchase shares of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company): see Note 28.I.(u). for details.

In January 2000, E-Commerce Latina S.A., granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.com. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact. The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.com and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by E-Commerce Latina S.A., plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina S.A. at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’s sole asset will be its 15% interest in Altocity.com.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

•

Legal services: During the years ended June 30, 2007, 2006 and 2005, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 3.3 million, Ps. 1.9 million and Ps. 1.1 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under U.S. GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 28.II. (g) for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2007 and 2006 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets approximate fair value.

Marketable securities

The fair value of marketable securities is based on quoted market prices for those or similar investments. Marketable securities are carried at fair value on the consolidated balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Mortgages and leases receivable, net

The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2007 and 2006, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 92.7 million and Ps. 30.2 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item)

As of June 30, 2007 and 2006, except for the Convertible Notes issued by IRSA and APSA and IRSA Notes, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 794.3 million and Ps. 375.6 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 325.3 million and Ps. 252.1 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

The fair value of IRSA Notes (see Note 10) was Ps. 142.8 million at June 30, 2007 and was determined based on quoted market prices of the notes.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of future contracts outstanding at June 30, 2007 was Ps. (0.13) million. Future contracts are reported at their fair market value on the consolidated balance sheet. There were no future contracts in 2006.

Seller financings

The fair value of the seller financings is estimated based on discounted cash flows using rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

(g)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments. The Company places its cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are primarily derived from real estate revenues from customers and credit card receivables. The Company is not dependent on any single customer.

Accounts receivable derived from real estate revenues, are related to mortgages to individuals in connection with its sales of residential properties. These properties are located principally in Buenos Aires, Argentina. The Company is subject to credit risk in the event of non-performance by the counterparties to the mortgages; however, in the opinion of management, the values of the properties that collateralize the mortgages are presently adequate to protect the Company from material losses resulting from such non-performance. The company has not experienced any significant losses resulting from non-performance of any counterpart to the mortgage contracts.

Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

As of June 30, 2007 the Company has sold credit card receivables of Ps. 751.7 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 77.8 million (equity value) and Ps. 21.9 million escrow reserves for losses.

(h)	Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In September 2006, the FASB EITF issued EITF 06-07 “Issuers Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133” which states that an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if the embedded conversion option no longer meets the bifurcation criteria in Statement 133 by reclassifying the carrying value of the liability for the conversion option to shareholders’ equity. Any debt discount recorded at the issuance of the convertible debt should continue to be amortized. The guidance in this Issue should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in Statement 133 in the interim or annual periods beginning after December 15, 2006 irrespective of whether the debt instrument was entered into prior or subsequent to the effective date of this Issue.

In September 2006, the FASB EITF issued EITF 06-8 “Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66 for Sales of Condominiums” which states that an entity should evaluate the adequacy of the buyer's initial and continuing investment pursuant to paragraph 12 of FASB Statement No. 66, “Accounting for Sales of Real Estate”, to recognize profit under the percentage-of-completion method. An entity can meet the continuing investment criterion in paragraph 12 of Statement 66 by requiring the buyer to either (a) make additional payments during the construction term at least equal to the level annual payment to fund principal and interest on a customary mortgage for the remaining purchase price of the property or (b) increase the minimum initial investment by an equivalent aggregate amount. The remaining purchase price should be determined based on the sales price of the property. If a transaction initially failed this test and changed circumstances later occur, the entity should evaluate the adequacy of the buyer's investment from the reassessment date on a prospective basis. If an entity is unable to meet the initial or continuing investment tests in paragraphs 8–12 of Statement 66, then an entity should use the deposit method to recognize profit as described in paragraphs 65–67 of Statement 66. FASB ratified the consensus on November 29, 2006. The guidance in this Issue is effective for the first annual reporting period beginning after March 15, 2007 and is effective for the Company for fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

On February 15, 2007, the FASB issued Statement 159, “The Fair Value Option (FVO) for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115”, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. Entities that elect the FVO will report unrealized gains and losses in earnings. The FVO may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety, and is irrevocable, unless a new election date occurs. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

(i)	Earnings per share

As described in Note 3.x., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

Under U.S. GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method. Under U.S. GAAP, the Company applied the treasury-stock method as required by U.S. GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 95,918 shares, 139,100 shares and 195,207 shares, for the years ended June 30, 2007, 2006 and 2005, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 using the treasury-stock method, would have been Ps. 0.20, Ps. 0.23 and Ps. 0.24, respectively.

The following tables set forth the computation of basic and diluted net income per common share under U.S. GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	103,222	Ps.	89,946	Ps.	129,398
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		8,213		19,170		26,039
Foreign currency exchange gain on convertible debt		46		10,257		(4,912)
Income tax effects		(716)		(2,366)		(2,982)

Net income available to common shareholders plus assumed conversions	Ps.	110,765	Ps.	117,007	Ps.	147,543

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Denominator:
Weighted-average number of shares outstanding	Ps.	444,904	Ps.	379,506	Ps.	280,282
Plus: incremental shares of assumed conversions:
Warrants (i)		49,317		46,985		50,346
Convertible Notes		46,601		92,115		144,861

Adjusted weighted-average number of shares	Ps.	540,822	Ps.	518,606	Ps.	475,489

Earnings per share under U.S. GAAP:
Basic net income per common share	Ps.	0.23	Ps.	0.24	Ps.	0.46
Diluted net income per common share	Ps.	0.20	Ps.	0.23	Ps.	0.31

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by U.S. GAAP.

(j)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations. A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

Risks associated with office and other buildings leases: The Company’s lease revenues from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (vii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company’s ability to attract and retain desirable tenants.

Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; (vii) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions. (viii) sales prices for residential units may be insufficient to cover development cost.

Risks associated with the hotel industry. The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (i) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company’s shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease. The exercise of such rescission rights could materially and adversely affect the Company.

Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, changes in general Argentine economic conditions, including, but not limited to, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies could have an adverse effect on the Company.

(k)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income of these affiliates was Ps. 40.0 million in 2007, Ps. 41.7 million in 2006 and Ps. 67.2 million in 2005, and its investment in these companies totaled Ps. 306.9 million, and Ps. 265.2 million at June 30, 2007 and 2006, respectively.

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2007			2006
Current assets	Ps.		(i)	Ps.		(i)
Non-current assets			(i)			(i)

Total assets		10,167,649			8,941,732

Current liabilities			(i)			(i)
Non-current liabilities			(i)			(i)

Total liabilities		7,423,415			6,556,693

Minority interest		32,938			31,634
Shareholders’ equity	Ps.	2,711,296		Ps.	2,353,405

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	For the year ended June 30,
	2007		2006		2005
Revenues	Ps.	882,220	Ps.	733,803	Ps.	681,482
Gross profit		507,554		321,619		292,600
Net income	Ps.	357,891	Ps.	309,078	Ps.	151,022

(i)	Balance sheets of banking entities are unclassified.

(l)	Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under U.S. GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

(m)	Statements of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows”, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

Therefore, for U.S. GAAP purposes, certain mutual funds are not considered to be cash equivalents. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared following SFAS 95 provisions.

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2007		2006		2005
Cash and cash equivalents under U.S. GAAP as of the beginning of the year	Ps.	163,940	Ps.	142,589	Ps.	122,913
Cash and cash equivalents under U.S. GAAP as of year-end		270,416		163,940		142,589

Net increase in cash and cash equivalents under U.S. GAAP	Ps.	106,476	Ps.	21,351	Ps.	19,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95. Due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds would be reported as cash flows from investing activities following SFAS 95 provisions.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by U.S. GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S. GAAP:

	For the year ended June 30,
	2007		2006		2005
Net cash provided by operating activities	Ps.	111,936	Ps.	192,589	Ps.	105,655
Net cash used in investing activities		(470,318)		(128,687)		(141,746)
Net cash provided by (used in) financing activities		900,907		(36,767)		52,868
Effect of exchange rate changes on cash and cash equivalents		2,058		(5,784)		2,899

Net increase in cash and cash equivalents	Ps.	544,583	Ps.	21,351	Ps.	19,676

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A. and Canteras Natal Crespo S.A. on a pro rata basis. Under U.S. GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under U.S. GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under U.S. GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A. and Canteras Natal Crespo S.A.

(n)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2007, 2006 and 2005.

	Year ended June 30,
	2007		2006		2005
Net income under U.S. GAAP	Ps.	103,222	Ps.	89,946	Ps.	129,398
Other comprehensive income:
Unrealized gain on available-for-sale-securities (i)		30,945		4,042		9,978
Unrealized gain (loss) on retained interest in transferred mortgage and credit card receivables		(174)		1,043		(821)
Unrealized gain on available-for-sale-securities of equity investees		16,286		3,544		6,291

Comprehensive income	Ps.	150,279	Ps.	98,575	Ps.	144,846

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2007, 2006 and 2005 were as follows:

	2007		2006		2005
Unrealized gain on available-for-sale securities (i)	Ps.	47,611	Ps.	16,666	Ps.	12,624
Unrealized gain on retained interest in transferred mortgage and credit card receivables		1,830		2,004		961
Unrealized gain on available-for-sale-securities on equity investees		46,302		30,016		26,472

Accumulated other comprehensive income	Ps.	95,743	Ps.	48,686	Ps.	40,057

(i)	Net of minority interest and income taxes of Ps. 973 and Ps. 17,187, respectively, for 2007, Ps. 29 and Ps. 2,192, respectively, for 2006; and Ps. 13 and Ps. 5,830, respectively, for 2005.

(o)	Pro-rata consolidation of Canteras Natal Crespo S.A. and Metroshop S.A.

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under U.S. GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2007 and 2006 considering Natal Crespo S.A. and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2007
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	1,175,790	Ps.	2,185	Ps.	—	Ps.	1,177,975
Non-current assets		2,969,109		(6,950)		3,133		2,965,292

Total assets		4,144,899		(4,765)		3,133		4,143,267

Current liabilities		652,082		(1,632)		—		650,450
Non-current liabilities		1,395,693		—		—		1,395,693

Total liabilities		2,047,775		(1,632)		—		2,046,143

Minority interest		450,410		—		—		450,410
Shareholders’ equity		1,646,714		—		—		1,646,714

Revenues		738,756		(5,620)		—		733,136
Gross profit		427,109		(3,606)		—		423,503
Net income	Ps.	107,097	Ps.	—	Ps.	—	Ps.	107,097

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	As of and for the year ended June 30, 2006
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	481,788	Ps.	1,163	Ps.	—	Ps.	482,951
Non-current assets		2,258,333		(1,694)		224		2,256,863

Total assets		2,740,121		(531)		224		2,739,814

Current liabilities		419,228		(385)		—		418,843
Non-current liabilities		385,138		—		78		385,216

Total liabilities		804,366		(385)		78		804,059

Minority interest		449,989		—		—		449,989
Shareholders’ equity		1,485,766		—		—		1,485,766

Revenues		577,680		(1,773)		—		575,907
Gross profit		333,849		(1,016)		—		332,833
Net income	Ps.	96,573	Ps.	—	Ps.	—	Ps.	96,573

(p)	Business combinations

1)	Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

	Palermo Invest S.A.	Bouchard 551	Dock del Plata	Empalme S.A.I.C.F.A. y G.
Working capital	7.7			(17.7)
Fixed assets	40.3	254.2	30.9	57.6
In place leases	1.2	12.6	1.8	7.3
Below market leases	(1.6)	(19.6)	(5.1)	(2.4)
Deferred income tax	7.3	(2.7)	(0.7)	(4.0)

Net assets acquired	55.0	244.5	26.9	40.8

2)	Acquisition of Palermo Invest S.A., Empalme S.A.I.C.F.A. y G., Bouchard and Dock del Plata (unaudited)

The following schedule presents 2007 and 2006 supplemental unaudited pro forma information as if the transactions of Palermo Invest, Empalme, Dock del Plata and Bouchard had occurred on July 1, 2005. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

The following table summarizes the pro forma income statement information of the Company for the fiscal years ended 2007 and 2006:

	Year ended June 30,
	2007		2006
Revenues	Ps.	751,389	Ps.	600,907
Net income		109,653		102,622
Earning per share under Argentine GAAP		0.25		0.27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

(q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company's investments in real estate as of June 30, 2007 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	130	—	57	187	661	101	560	June 1996	November 1997	23
Alto Palermo Plaza	1	—	—	—	—	1	—	1	December 1996-March 1997 and September 1997	November 1997	50
Av. de Mayo 595	679	6,659	(57)	—	6,602	7,281	2,147	5134	July 1992	March 1992	19
Av. Madero 942	1,302	1,975	—	—	1,975	3,277	809	2,468	N/A	July 1994- August 1994	10
Bouchard 551	4,798	—	—	239,750	239,750	244,548	2,649	241,899		March, 2007	30
Bouchard 710	725	71,735	—	—	71,735	72,460	4,070	68,390		May, 2005	28
Constitución 1111	583	754	(249)	—	505	1,088	311	777	September 1994- March 1995	June 1994- January 1994	18
Constitución 1159	7,966	796	(6,712)	—	(5,916)	2,050	—	2,050			50
Costeros Dique IV	2,726	20,611	—	—	20,611	23,337	2,462	20,875	N/A	June 2001	28
Dique II Edificio A y B “Edificios Cruceros”	5,948	15,236	—	—	15,236	21,184	2,713	18,471	September 1998	March 1997	28
Dock del Plata	26	—	—	26,918	26,918	26,944	750	26,194	N/A	November, 2006	23
Hotel Intercontinental	8,672	39,299	—	8,367	47,666	56,338	4,941	51,397	December 1994	November 1994	24
Hotel Libertador	3,027	60,612	—	4,472	65,084	68,111	35,150	32,961	October 1973- November 1990- December 1997	March 1998	16
Hotel Llao Llao	3,073	41,764	—	44,398	86,162	89,235	8,702	80,533			15
Intercontinental Plaza	8,669	57,726	—	31,565	89,291	97,960	2,968	94,992	June 1996	November 1997	23
Laminar Plaza	6,595	26,918	—	—	26,918	33,513	4,326	29,187	N/A	March 1999	27
Libertador 498	11,729	39,421	—	—	39,421	51,150	10,089	41,061	N/A	December 1995	22
Libertador 602	698	2,787	—	—	2,787	3,485	654	2,831	N/A	May 1996	22
Store Cruceros	59	234	—	—	234	293	8	285			30
Madero 1020	2,188	—	—	—	—	2,188	494	1,694	N/A	December 1995	10
Maipú 1300	10,294	42,338	—	—	42,338	52,632	10,285	42,347	N/A	September 1995	23
Reconquista 823	4,942	19,772	—	42	19,814	24,756	5,663	19,093	June 1995	November 1993	22
Rivadavia 2768	—	334	—	—	334	334	39	295	N/A		10
Santa María del Plata	10,513	—	—	1,981	1,981	12,494	—	12,494	N/A		50
Sarmiento 517	48	438	(350)	—	88	136	38	98	March 1995	December 1994-August 1994-July 1994	19
Suipacha 652	2,533	14,477	—	—	14,477	17,010	4,718	12,292	April-June 1994	November 1991	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Description	Land	Buildings and improvement	Impairment	Improvements	Total buildings and improvements		Total	Accumulated depreciation	Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Torre Renoir	306	—	—	1,214		1,214	1,520	5		1,515	April, 2007	April, 2007	50
Obras en Curso Dique IV	—	—	—	9,684		9,684	9,684	—		9,684	Under Construction
Shopping Abasto	9,750	250,410	—	745		251,155	260,905	73,469		187,436	November 1998	N/A	31
Shopping Alto Palermo	8,694	398,127	—	456		398,583	407,277	231,760		175,517	October 1990	November 1997- March 1998	26
Shopping Alto Avellaneda	18,089	147,848	—	12,053		159,901	177,990	88,326		89,664	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta	8,066	97,905	—	6,177		104,082	112,148	47,716		64,432	June 1992	June 1997	22
Alto Noa	358	42,861	—	89		42,950	43,308	16,268		27,040	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design	—	48,986	—	34		49,020	49,020	32,938		16,082	November 1993- December 1993	November 1997	23
Patio Bullrich	8,420	151,846	—	485		152,331	160,751	57,614		103,137	September 1988	October 1998	20
Alto Rosario	25,686	61,914	—	2,353		64,267	89,953	5,808		84,145	November 2004	N/A	29
Mendoza Plaza Shopping	10,821	101,704	—	3,859		105,563	116,384	27,380		89,004	June 1994	December 2004	22
Neuquén Project	3,315	8,851	—	136		8,987	12,302	—		12,302	Under construction	September 1999	N/A
Panamerican Mall	123,568	—	—	44,038		44,038	167,606	—		167,606	Under construction	November, 2006	N/A
Córdoba Shopping - Villa Cabrera -	5,009	—	—	88,388		88,388	93,397	17,889		75,508	March, 1990	December, 2006	34
Other	—	8,018	(245)	3,035		10,808	10,808	3,821		6,987	N/A	N/A	N/A

Total	Ps. 320,350	Ps. 1,782,486	Ps. (7,613)	Ps. 530,296	Ps.	2,305,169	Ps. 2,625,519	Ps. 707,081	Ps.	1,918,438

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	Year ended June 30,
	2007	2006	2005
Balance, beginning of the year	Ps. 1,976,105	Ps. 1,945,452	Ps. 1,700,568
Additions during the year:
Acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I)	—	—	95,268
Acquisitions and improvements	566,309	18,138	113,281
Recovery of impairment	2,466	5,800	24,301
Transfers from undeveloped parcels of land	66,958	12,165	13,371
Transfers from non-current investments	—	—	9,138
Transfers from real estate inventory	1,521	293	123
Transfers from other receivables	12,160	—	103

	2,625,519	1,981,848	1,956,153

Deductions during the year:
Transfers to real estate inventory	—	(1,776)	(8,575)
Transfers to intangible assets	—	—	(2,126)
Transfers to undeveloped parcels of land	—	(2,690)	—
Sales	—	(1,277)	—

	—	(5,743)	(10,701)

Balance, end of the year	Ps. 2,625,519	Ps. 1,976,105	Ps. 1,945,452

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

(r)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None	Ps.	128	Ps.	73	None
Customer B	14%	May 2014	Monthly	None		77		129	None
Customer C	12%	April 2015	Monthly	None		73		57	None
Customer D	14%	June 2014	Monthly	None		70		149	None
Customer E	14%	July 2009	Monthly	None		60		141	None
Customer F	12%	November 2007	Monthly	None		125		227	None
Customer G	9%	November 2008	Monthly	None		472		163	None
Customer H	10%	October 2008	Monthly	None		1,006		478	None
Customer I	14%	February 2014	Monthly	None		50		76	None
Mortgage receivables Ps. 30,000- Ps. 49,999	14-17%	September 2007- September 2009- January 2011	Monthly	None		96		74	None
Mortgage receivables Ps. 50,000- Ps.69,999	14-16%	May 2009-July 2014	Monthly	None		280		152	None
Mortgage receivables Ps. 70,000-Ps.89,999	14-16%	June 2009-December 2014	Monthly	None		311		30	None

					Ps.	2,748	Ps.	1,749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2007		2006		2005
Balance, beginning of year	Ps.	2,033	Ps.	1,373	Ps.	1,435
Deductions during the year:
New mortgage loans		163		1,005		—
Collections of principal		(447)		(345)		(62)

Balance, end of year	Ps.	1,749	Ps.	2,033	Ps.	1,373

29.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

a.	Fixed assets

	Original value					Depreciation									Net carrying value as of June 30,
								Current year
Principal account	Value as of beginning of year	Additions and transfers	Deductions and transfers		Value as of end of year	Accumulated as of beginning of year		Increases / (decreases) and transfers	Amount (i)		Accumulated as of end of year		Impairment		2007	2006	2005
Facilities	Ps. 89,249	Ps.6,282	Ps.	(29)	Ps. 95,502	Ps.	62,430	Ps. 1,261	Ps.	5,144	Ps.	68,835	Ps.	—	Ps. 26,667	Ps. 26,819	Ps. 28,043
Furniture and fixtures	51,878	6,372		(43)	58,207		43,491	651		3,468		47,610		—	10,597	8,387	8,089
Machinery and equipment	5,767	215		—	5,982		5,316	—		318		5,634		—	348	451	359
Computer equipment	41,362	13,477		(60)	54,779		32,790	4,859		5,213		42,862		—	11,917	8,572	5,690
Vehicles	910	175		(35)	1,050		596	23		132		751		—	299	314	419
Leasehold improvements	17,613	1,658		(1,126)	18,145		12,889	651		1,297		14,837		—	3,308	4,724	2,677
Advances to suppliers	2,628	45,508		(7,904)	40,232		14	—		—		14		—	40,218	2,614	905

Properties:
Alsina 934	—	—		—	—		—	—		—		—		—	—	—	1,429
Alto Palermo Park	604	57		—	661		85	—		16		101		—	560	519	500

Av. de Mayo 595	7,339	—		(1)	7,338		1,914	—		233		2,147		57	5,134	4,630	4,574
Av. Madero 942	3,277	—		—	3,277		626	—		183		809		—	2,468	2,651	2,401
Bouchard 551	—	244,548		—	244,548		—	—		2,649		2,649		—	241,899	—	—
Bouchard 710	72,460	—		—	72,460		1,674	—		2,396		4,070		—	68,390	70,786	72,222
Constitución 1111	1,338	—		(1)	1,337		269	—		42		311		249	777	760	545
Constitución 1159	8,762	—		—	8,762		—	—		—		—		6,712	2,050	2,000	1,324
Costeros Dique IV	23,337	—		—	23,337		1,874	—		588		2,462		—	20,875	21,463	21,849
Dique II Edificio A y B “Edificios Cruceros”	21,184	—		—	21,184		2,164	—		549		2,713		—	18,471	19,020	19,358
Dock del Plata	—	26,944		—	26,944		—	—		750		750		—	26,194	—	—
Hotel Intercontinental	47,971	8,367		—	56,338		3,199	—		1,742		4,941		—	51,397	44,772	45,269
Hotel Libertador	63,640	4,472		(1)	68,111		32,899	—		2,251		35,150		—	32,961	30,741	32,051
Hotel Llao Llao	44,834	44,825		(424)	89,235		6,622	—		2,080		8,702		—	80,533	38,212	27,652
Intercontinental Plaza	66,397	31,565		(2)	97,960		120	—		2,848		2,968		—	94,992	66,277	67,741
Laminar Plaza	33,513	—		—	33,513		3,481	—		845		4,326		—	29,187	30,032	30,577
Libertador 498	51,152	—		(2)	51,150		8,662	—		1,427		10,089		—	41,061	42,490	43,307
Libertador 602	3,486	—		(1)	3,485		557	—		97		654		—	2,831	2,929	2,985
Av. Madero 1020	2,188	—		—	2,188		370	—		124		494		—	1,694	1,818	1,665
Maipu 1300	52,632	—		—	52,632		8,906	—		1,379		10,285		—	42,347	43,726	44,581
Reconquista 823	24,714	42		—	24,756		5,009	—		654		5,663		—	19,093	19,560	19,355
Rivadavia 2768	334	—		—	334		13	—		26		39		—	295	321	164
Santa María del Plata	10,513	1,981		—	12,494		—	—		—		—		—	12,494	10,513	12,109
Sarmiento 517	482	3		—	485		20	(4)		21		37		350	98	86	84
Store Cruceros	293	—		—	293		—	—		8		8		—	285	293	—
Suipacha 652	17,010	—		—	17,010		4,265	—		453		4,718		—	12,292	11,808	11,749

Work-in-progress
Dique IV	—	9,684		—	9,684		—	—		—		—		—	9,684	—	—

Shopping Centers:
Shopping Abasto	260,162	772		(29)	260,905		65,270	—		8,199		73,469		—	187,436	194,892	202,776
Shopping Alto Palermo	406,823	457		(3)	407,277		213,310	(1)		18,451		231,760		—	175,517	193,513	210,822
Shopping Alto Avellaneda	165,937	12,053		—	177,990		79,648	—		8,678		88,326		—	89,664	86,289	98,750
Shopping Paseo Alcorta	105,971	6,177		—	112,148		43,711	—		4,005		47,716		—	64,432	62,260	65,816
Shopping Alto Noa	43,218	93		(3)	43,308		14,202	(4)		2,070		16,268		—	27,040	29,016	30,883
Shopping Buenos Aires Design	48,986	79		(45)	49,020		30,469	—		2,469		32,938		—	16,082	18,517	20,935
Shopping Patio Bullrich	160,265	510		(24)	160,751		50,856	—		6,758		57,614		—	103,137	109,409	115,602

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Principal account	Original value								Depreciation											Net carrying value as of June 30,
											Current year
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases/ (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment			2007		2006		2005
Shopping Alto Rosario	Ps.	88,823	Ps.	5,185	Ps.	(4,055)	Ps.	89,953	Ps.	3,307	Ps.	—	Ps.	2,501	Ps.	5,808		—		Ps.	84,145	Ps.	85,516	Ps.	79,117
Shopping Córdoba		—		93,397		—		93,397		—		15,708		2,181		17,889		—			75,508		—		—
Mendoza Plaza Shopping		112,525		4,410		(551)		116,384		23,924		—		3,456		27,380		—			89,004		88,601		83,706
Neuquén Project		12,166		136		—		12,302		—		—		—		—		—			12,302		10,012		9,987
Panamerican Mall		—		167,606		—		167,606		—		—		—		—		—			167,606		—		—
Other		25,492		7,358		(304)		32,546		7,348		(304)		1,235		8,279		245			24,022		17,899		17,484

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408	Ps.	(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	7,613	(ii)	Ps.	2,027,311

Total as of June 30, 2006	Ps.	2,164,209	Ps.	54,919	Ps.	(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	11,723	(ii)			Ps.	1,413,212		—

Total as of June 30, 2005	Ps.	1,899,720	Ps.	358,806	Ps.	(94,317)	Ps.	2,164,209	Ps.	593,989	Ps.	30,192	Ps.	76,053	Ps.	700,234	Ps.	18,424	(ii)					Ps.	1,445,551

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 29 f.), except for Ps. (250), Ps. 6 and Ps. 441 for the years ended 2007, 2006 and 2005, respectively allocated in “Costs” and Ps. 316, Ps. 301 and Ps. 238 for the years ended June 30, 2007, 2006 and 2005, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 112, Ps. 388 and Ps. 1,935 for the years ended June 30, 2007, 2006 and 2005 and recovery of impairment of Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

b.	Intangible assets, net:

	Original value						Amortization											Net carrying value as of June 30,
	Value as of beginning of year		Additions/ (deductions)		Value as of end of year		Current year
Principal account							Accumulated as of beginning of year		Increases/ (decreases)		Amount (i)		Accumulated as of end of year		Impairment			2007		2006		2005
Preoperating and organization expenses	Ps.	23,319	Ps.	(5,306)	Ps.	18,013	Ps.	19,896	Ps.	(6,070)	Ps.	1,487	Ps.	15,313	Ps.	—		Ps.	2,700	Ps.	3,423	Ps.	4,749
Trademarks		599		—		599		423		—		54		477		—			122		176		226
Expenses related to securitization of receivables		6,660		(6,660)		—		6,660		(6,660)		—		—		—			—		—		—

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790	Ps.	—		Ps.	2,822

Total as of June 30, 2006	Ps.	30,545	Ps.	33 (ii)	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.	—	(v)			Ps.	3,599

Total as of June 30, 2005	Ps.	21,220	Ps.	9,325 (iii)	Ps.	30,545	Ps.	18,498	Ps.	5,751 (iv)	Ps.	966	Ps.	25,215	Ps.	355	(vi)					Ps.	4,975

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 29.f.); except for Ps. 1 and Ps. 8 for the years ended 2007 and 2006, respectively, allocated in “Costs” and Ps. 5 for the year ended 2005 allocated in “Net income from retained interest in securitized receivables”.
(ii)	Includes:
Ps. (12) reclassified to Other receivables.
(iii)	Includes:
Ps. 2,126 reclassified from fixed assets.
Ps. (18) reclassified to inventory.
Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping.
(iv)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping.
(v)	Net of the amortization of the past year of Ps. 152. (See Note 29.f.) and recovery of impairment of Ps. 203.
(vi)	Net of the amortization of the past year of Ps. 123. (See Note 29.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

c.	Allowances and provisions

	Balances as of beginning of year		Additions			Deductions			Carrying value of June 30,
Item									2007		2006		2005
Deducted from current assets:
Allowance for doubtful accounts		44,043		36,014	(i)		(23,981	)(ii)		56,076		44,043		38,255

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014		Ps.	(23,981)		Ps.	56,076

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306		Ps.	(7,518)				Ps.	44,043

Total as of June 30, 2005	Ps.	35,299	Ps.	6,657		Ps.	(3,701)						Ps.	38,255

Deducted from non-current assets:
Allowance for doubtful accounts		1,333		622	(i)		—			1,955		1,333		969
Allowance for doubtful mortgage receivable		2,208		—			—			2,208		2,208		2,208
Allowance for impairment of fixed assets		11,723		—			(4,110	)(iii)		7,613		11,723		18,424
Allowance for impairment of inventories		2,229		79			(1,167)			1,141		2,229		2,056
Allowance for impairment of undeveloped plots of land		1,758		17			(335)			1,440		1,758		9,592
Allowance for impairment of intangible assets		—		—			—			—		—		355

Total as of June 30, 2007	Ps.	19,251	Ps.	718		Ps.	(5,612)		Ps.	14,357

Total as of June 30, 2006	Ps.	33,604	Ps.	765		Ps.	(15,118)				Ps.	19,251

Total as of June 30, 2005	Ps.	61,836	Ps.	19,228		Ps.	(47,460)						Ps.	33,604

Included in current liabilities:
Provision for contingencies		8,755		603			(1,763)			7,595		8,755		9,776

Total as of June 30, 2007	Ps.	8,755	Ps.	603		Ps.	(1,763)		Ps.	7,595

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047		Ps.	(2,068)				Ps.	8,755

Total as of June 30, 2005	Ps.	6,439	Ps.	3,965		Ps.	(628)						Ps.	9,776

Included in non-current liabilities:
Provision for contingencies		10,942		5,166	(iv)		(3,376	)(v)		12,732		10,942		11,027

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166		Ps.	(3,376)		Ps.	12,732

Total as of June 30, 2006	Ps.	11,027	Ps.	821		Ps.	(906)				Ps.	10,942

Total as of June 30, 2005	Ps.	6,549	Ps.	6,880		Ps.	(2,402)						Ps.	11,027

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 29.f.), except for Ps. 1,041 and Ps. 5,136 related to the allowance of the cancelled trusts in the period and Ps. 22 allocated in fees and payments for services.
(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 3,998 disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. 112.
(iv)	Includes Ps. 3,370 shown in “Other expenses, net” (Note 9), Ps. 323 shown in Note 29.f. and Ps. 1,457 related to the incorporation of E-Commerce Latina S.A. and Empalme S.A.I.C.F.A.y G.
(v)	Includes utilization of the year of Ps. 3,023 and recovery of provision of Ps. 353.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

d.	Cost of sales, leases and services

	Year ended June 30,
	2007	2006	2005
I. Cost of sales
Stock as of beginning of year	Ps. 159,774	Ps. 98,522	Ps. 28,398
Plus:
Expenses (Note 29.f.)	2,728	2,384	2,255
Transfers to fixed assets	(3,399)	(293)	(123)
Transfers from investments	—	—	240
Transfers from fixed assets	10,513	1,422	4,715
Transfers to other receivables and prepaid expenses	(1,773)	(1,516)	—
Transfers from undeveloped parcels of land	4,465	33,006	25,979
Capitalized interest	—	222	418
Decrease in mortgage loans	(3,632)	—	—
Exchange gain	133	—	—
Transfer from intangible assets	2,217	—	—
Merger	978	—	—
Adjustment to purchase price of inventory	124,538	70,740	33,721
Stock as of end of year	(253,246)	(159,774)	(98,522)

Subtotal	43,296	44,713	(2,919)

Plus:
Gain from valuation of inventories at fair market value	15,750	9,727	18,087
Results from holding of real estate assets	165	13	297
Impairment of the year	(1,599)	—	2,027

Cost of properties sold	57,612	54,453	17,492

II. Cost of leases
Expenses (Note 29.f.)	107,063	85,120	76,964

Cost of properties leased	107,063	85,120	76,964

III. Cost of fees for services
Expenses (Note 29.f.)	1,505	2,354	1,591

Cost of fees for services	1,505	2,354	1,591

IV. Cost of hotel activities
Stock as of beginning of year	2,336	1,289	1,313
Purchases of the year	621	1,047	(24)
Expenses (Note 29.f.)	69,216	57,971	48,925
Stock as of end of year	(2,957)	(2,336)	(1,289)

Cost of hotel activities	69,216	57,971	48,925

V. Cost of credit card operations
Expenses (Note 29.f.)	76,251	43,933	23,102

Cost of credit card operations	76,251	43,933	23,102

TOTAL COSTS	Ps. 311,647	Ps. 243,831	Ps. 168,074

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

e.	Foreign currency assets and liabilities

					Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		2007		2006
Assets
Current assets
Cash and banks:
Cash	U$S	231,022	3.053		Ps.	706	Ps.	2,460
Cash	Euros	6,551	4.130			27		7
Cash	Reales	945	1.410			1		2
Cash	Libras	381	6.120			2		2
Bank accounts	U$S	17,675,126	3.053			53,962		49,919
Bank accounts	Euros	423,560	4.130			1,749		1,638
Saving Accounts	Yens	1,174,070	24.760			29,070		28,666
Checks to be deposited	U$S	140,021	3.053			427		414
Investments:
Government bonds	U$S	7,944	3.053			25		27
Bono Banco Ciudad	Euros	30,466	4.130			126		439
Mutual funds	U$S	138,710,122	3.053			423,483		89,180
Other investments	U$S	—		(ii)		—		42
Mortgages and leases receivable, net	U$S	4,018,396	3.053			12,268		7,193
Related parties	U$S	18,410	3.093			57		76
Mortgages and leases receivable	Euros	—	4.130			—		6
Other receivables and prepaid expenses:
Related parties	U$S	8,745,137	3.093			27,049		—
Prepaid expenses	U$S	46,203	3.053			141		106
Credit Default swap	U$S	257,135	3.053			785		279
Guarantee deposits	U$S	1,760	3.053			5		9,184
Other	U$S	168,435	3.053			515		33

Total current assets						550,398		189,673

Non-current assets
Investments:
Bono Banco Ciudad	Euros	—	4.130			—		117
Other	U$S	363,000	3.053			1,108		—
Mortgages and leases receivable	U$S	148,917	3.053			454		12,663
Mortgages and leases receivable	Euros	3,000	4.130			12		12
Guarantee receivable	U$S	1,013,931	3.053			3,096		15,889
Prepaid expenses	U$S	—	3.093			—		150
Other receivables and prepaid expenses:
Other	U$S	44,949	3.053			137		—

Total non-current assets						4,807		28,831

Total assets as of June 30, 2007					Ps.	555,205

Total assets as of June 30, 2006							Ps.	218,504

(i)	Official exchange rate prevailing as of June 29, 2007.
(ii)	Valuated at fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2007		2006
Liabilities
Current liabilities
Trade accounts payable	U$S	698,672	3.093	Ps.	2,161	Ps.	2,139
Trade accounts payable	Euros	4,251	4.184		18		—
Customer advances	U$S	7,262,064	3.093		22,461		11,602
Customer advances	Euros	600,000	4.184		2,510		2,366
Mortgages payables	U$S	5,670,427	3.093		17,538		14,809
Taxes payable	U$S	393,817	3.093		1,218		180
Short-term debt	U$S	44,356,305	3.093		137,194		48,221
Other liabilities
Guarantee deposits	U$S	751,265	3.093		2,324		1,025
Provision for discount	U$S	233,686	3.093		723		—
Collections on behalf of third parties	U$S	—	3.093		—		13
Related parties	U$S	765,845	3.093		2,368		1,516
Other	U$S	322,952	3.093		998		—

Total current liabilities					189,513		81,871

Non-current liabilities
Trade accounts payable	U$S	43,425	3.093		135		1,160
Mortgages payables	U$S	1,473,220	3.093		4,557		14,722
Long-term debt	U$S	332,584,124	3.093		1,028,683		280,766
Other liabilities
Related parties	U$S	—	3.093		—		518
Guarantee deposits	U$S	899,192	3.093		2,781		2,403

Total non-current liabilities					1,036,156		299,569

Total liabilities as of June 30, 2007				Ps.	1,225,669

Total liabilities as of June 30, 2006						Ps.	381,440

(i)	Official exchange rate prevailing as of June 29, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements—(continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

f.	Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees and services		Cost of hotel activities		Cost of credit card operations		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2007	Total as of June 30, 2006	Total as of June 30, 2005
Director's fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	16,395	Ps.	—	Ps.	—	Ps.16,395	Ps.20,351	Ps. 11,168
Fees and payments for services		—		—		—		3,075		8,335		5,053		63		(5,116)		30,519		401		—	42,330	25,440	18,893
Salaries and bonuses		—		—		—		24,391		24,870		40,092		5,104		(45,196)		53,403		7,213		—	109,877	68,511	48,025
Social security contributions		—		—		—		5,670		—		—		—		—		1,596		571		—	7,837	8,396	6,227
Depreciation and amortization		82,417		20		—		9,274		1,302		299		17		(316)		5,250		36		—	98,299	82,082	75,118
Maintenance of building		24,041		2,708		—		10,122		469		26,868		86		(26,954)		1,157		12		—	38,509	27,955	24,628
Mail and telephone		—		—		—		3,001		—		2,140		—		(2,140)		496		114		—	3,611	3,028	3,903
Advertising		—		—		—		—		—		107		29,157		(29,264)		—		31,720		—	31,720	19,465	12,241
Lease expense		—		—		—		—		1,362		894		46		(940)		836		3		—	2,201	2,597	1,618
Commissions and property sales charges		—		—		—		715		21,916		—		—		—		1,601		3,567		—	27,799	15,470	11,075
Freight and transportation		—		—		—		227		1,136		1,543		95		(1,638)		2,092		499		—	3,954	2,746	2,233
Taxes, rates and contributions		281		—		—		—		14,192		14,732		1,583		(16,315)		12,901		2		—	27,376	17,124	9,509
Subscriptions and publications		—		—		—		—		—		142		—		(142)		166		—		—	166	199	204
Interest and index—adjustment		—		—		—		—		—		22		—		(22)		—		—		66,622	66,622	49,125	45,237
Bank charges		—		—		—		—		—		27		—		(27)		5,000		6		—	5,006	1,700	1,610
Safe deposits box		—		—		—		—		—		—		—		—		510		—		20	530	515	378
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		26,110		—	26,110	11,033	2,952
Travel expenses		—		—		—		443		—		17		—		(17)		1,060		—		—	1,503	398	313
Food and beverages		—		—		—		8,882		—		—		—		—		—		—		—	8,882	5,892	5,234
Personnel		—		—		—		—		1,385		45		—		(45)		2,007		404		—	3,796	1,093	753
Training expenses		—		—		—		—		—		—		—		—		—		—		—	—	304	131
Contingencies (i)		—		—		—		—		—		—		—		—		—		—		—	—	965	666
Insurances		—		—		—		174		1,252		703		17		(720)		2,246		—		—	3,672	2,246	1,631
Surveillance		—		—		—		—		—		1,171		—		(1,171)		783		—		—	783	446	340
Training courses		—		—		—		—		—		1		—		(1)		327		—		—	327	22	112
(Recovery) Change for contingencies for lawsuits		324		—		—		—		—		—		—		—		—		—		—	324	—	—
Gross sales tax		—		—		—		—		—		5		—		(5)		—		40,027		—	40,027	20,021	13,232
Expenses recovery		—		—		—		—		—		(97,732)		(36,650)		134,382		—		—		—	—	—	—
Unrecovered expenses		—		—		—		—				423		—		(423)		—		—		—	—	—	—
Other		—		—		1,505		3,242		32		3,448		482		(3,930)		3,082		3,024		—	10,885	11,335	10,134

Total as of June 30, 2007		107,063		2,728		1,505		69,216		76,251		—		—		—		141,427		113,709		66,642	578,541

Total as of June 30, 2006		85,120		2,384		2,354		57,971		43,933		—		—		—		96,882		60,105		49,710		398,459

Total as of June 30, 2005		76,964		2,255		1,591		48,925		23,102		—		—		—		70,670		36,826		47,232			307,565

(i)	Includes Ps. 323 related to a recovery of Provision for contingencies.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2007 and 2006 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2007 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

As described in Notes 6 and 37 to the consolidated financial statements, respectively, accounting rules prescribed by the BCRA differ in certain significant respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general (“Argentine GAAP”) and accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F (“U.S. GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and U.S. GAAP is presented in Note 37 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.

Diego Sisto
Partner

Buenos Aires, Argentina

August 31, 2007

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six-month periods

beginning on July 1, 2007 and 2006

and ended December 31, 2007 and 2006

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	148,570	218,356
Investments (Note 9)	426,530	638,351
Mortgages and leases receivable, net (Note 6)	241,287	172,733
Other receivables and prepaid expenses (Note 7)	112,661	110,975
Inventories (Note 8)	53,852	35,375

Total Current Assets	982,900	1,175,790

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 6)	12,049	42,442
Other receivables and prepaid expenses (Note 7)	101,877	81,202
Inventories (Note 8)	102,352	220,828
Investments (Note 9)	692,542	673,273
Fixed assets, net (Note 10)	2,340,503	2,027,311
Intangible assets, net	1,904	2,822

Subtotal Non-Current Assets	3,251,227	3,047,878
Negative Goodwill, net	(78,153)	(78,769)

Total Non-Current Assets	3,173,074	2,969,109

Total Assets	4,155,974	4,144,899

	December 31, 2007	June 30, 2007
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	234,680	195,870
Mortgages payable (Note 11)	9,907	17,538
Customer advances (Note 12)	89,474	88,810
Short-term debt (Note 13)	77,712	196,655
Salaries and social security payable	20,483	26,841
Taxes payable	61,323	64,712
Other liabilities (Note 14)	64,640	61,656

Total Current Liabilities	558,219	652,082

NON-CURRENT LIABILITIES
Trade accounts payable	20,415	40,942
Mortgages payable (Note 11)	3,146	4,557
Customer advances (Note 12)	73,321	63,908
Long-term debt (Note 13)	1,096,097	1,217,866
Taxes payable	32,225	29,556
Other liabilities (Note 14)	38,792	38,864

Total Non-Current Liabilities	1,263,996	1,395,693

Total Liabilities	1,822,215	2,047,775

Minority interest	458,672	450,410
SHAREHOLDERS’ EQUITY	1,875,087	1,646,714

Total Liabilities and Shareholders’ Equity	4,155,974	4,144,899

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
Revenues	496,616	340,331
Costs	(209,659)	(142,749)

Gross profit	286,957	197,582

Gain from recognition of inventories at net realizable value	1,382	6,965
Selling expenses	(61,382)	(43,034)
Administrative expenses	(85,376)	(62,333)

Subtotal	(145,376)	(98,402)

Net income from retained interest in securitized receivables	320	5,514

Operating income (Note 4)	141,901	104,694

Amortization of goodwill	616	(498)

Financial results generated by assets:
Interest income	22,635	4,555
Interest on discount by assets	(2,982)	(72)
(Loss) Gain on financial operations	(15,758)	28,423
Exchange differences	13,127	(1,752)

Subtotal	17,022	31,154

Financial results generated by liabilities:
Interest on discount by liabilities	(763)	6
Exchange differences	(18,985)	1,482
Financial expenses	(52,127)	(20,337)

Subtotal	(71,875)	(18,849)

Financial results, net	(54,853)	12,305

(Loss) Gain on equity investees	(9,066)	15,034
Other expenses, net (Note 15)	(4,500)	(6,327)

Income before taxes and minority interest	74,098	125,208

Income tax and Minimum Presumed Income Tax (MPIT)	(46,451)	(37,878)
Minority interest	(21,863)	(21,210)

Net income for the period	5,784	66,120

Earnings per share
Basic net income per share (Note 24)	0.011	0.151
Diluted net income per share(Note 24)	0.011	0.121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	708,523	163,940
Cash and cash equivalents as of end of period	442,782	192,355

Net (decrease) increase in cash and cash equivalents	(265,741)	28,415

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	5,784	66,120
Plus income tax and MPIT accrued for the period	46,451	37,878
Adjustments to reconcile net income to cash flows from operating activities:
• Equity Gain (loss) from related parties	9,066	(15,034)
• Amortization of Goodwill	(616)	—
• Minority interest	21,863	21,210
• Allowances and provision	27,853	16,662
• Amortization and depreciation	61,237	41,996
• Financial results	43,360	(27,755)
• Capitalized financial costs	(8,232)	—
• Fixed assets withdrawals	476	—
• Gain from recognition of inventories at net realizable value	(1,382)	(6,965)
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	16,793	(166)
• Decrease (Increase) in non-current investments	8,552	(17,873)
• Increase in mortgages and lease receivables	(59,903)	(63,526)
• Increase in other receivables	(28,800)	(25,899)
• (Increase) Decrease in inventories	(1,774)	27,243
• Increase in intangible assets	(38)	—
• Decrease in taxes payable, social security payable and customer advances	(50,146)	(23,971)
• Increase in trade accounts payable	35,968	60,917
• (Decrease) Increase in accrued interest	(6,228)	618
• (Decrease) Increase in other liabilities	(5,368)	2,160

Net cash provided by operating activities	114,916	93,615

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash for companies acquired net of cash acquired	—	17,112
• Framework agreement guarantee deposit	—	9,111
• Decrease in minority interest	—	(32,139)
• Acquisitions and improvements of fixed assets	(362,410)	(247,152)
• Variation of undeveloped parcels of land	(120)	56,629
• Security deposit for the construction and purchase of parking lots	—	(4,902)
• Advances for purchase of shares	(758)	—
• Loans granted	—	(6,939)
• Increase in receivables with related parties	—	(285)
• Increase in non-current investments	—	(607)
• Cash collected from the insurance of Alto Avellaneda’s Shopping Center damages	3,760	—

Net cash used in investing activities	(359,528)	(209,172)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from in short-term debt and long-term debt	—	197,533
• Payment of short term debt and long term debt	(171,543)	(45,432)
• (Decrease) Increase of mortgages payable	(9,827)	228
• Capital contribution by minority owners in related parties	20,718	—
• Issuance of common stock	163,415	14,818
• Dividends payments to minority shareholders of related subsidiaries	(23,892)	(23,175)

Net cash (used in) provided by financing activities	(21,129)	143,972

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(265,741)	28,415

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2007	December 31, 2006
Supplemental cash flow information
• Interest paid	71,198	28,350
• Income tax paid	43,248	6,995
Non-cash activities:
• Decrease in loans through an increase in accounts payable	682	—
• Decrease of inventories through an increase in receivables	41,808	—
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in long-term investments through an increase of loans	—	27,522
• Increase in long-term investments through a decrease in other receivables	3,995	—
• Increase in fixed assets through a increase in other receivables	—	12,161
• Transfer of inventories to undeveloped parcels of land	705	—
• Increase in fixed assets through an increase in fixed assets	2,635	—
• Issuance of Trust Exchangeable Certificates	49,999	—
• Conversion of Negotiable Obligations into common shares	—	9,873

	December 31, 2007	December 31, 2006
Acquisitions of subsidiaries
• Accounts receivables and rent	—	1,040
• Fixed assets	—	51,684
• Accounts payable	—	(512)
• Other receivables	—	3,177
• Customer advances	—	(17,242)
• Salaries and social security payable	—	(171)
• Undeveloped parcels of land	—	—
• Taxes payable	—	(463)
• Other liabilities	—	(8,276)

Net value of the acquired non-cash assets	—	29,237

• Acquired cash	—	187,689

Net value of acquired assets	—	216,926

• Higher value of undeveloped parcels of land acquired	—	—

• Minority interest	—	(36,578)

• Goodwill	—	18,750

Purchase value of acquired subsidiaries	—	199,098

• Acquired cash	—	(187,689)

• Amounts financed by sellers	—	(28,521)

	—	(17,112)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

In thousand of pesos

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at December 31, 2007 and June 30, 2007 and the unaudited statements of income and cash flows for the six-month periods ended December 31, 2007 and 2006 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	December 31, 2007	June 30, 2007	December 31, 2007	June 30, 2007
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A. (Note 41)	100.00	—	100.00	—
E-Commerce Latina S.A. (Note 41)	100.00	—	100.00	—
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (Note 40)	90.00	90.00	90.00	90.00
Financel Communications S.A. (Note 41)	80.00	—	80.00	—
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	62.48	62.48	62.48	62.48
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the consolidated financial statements, applying the proportional consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	December 31, 2007	June 30, 2007	December 31, 2007	June 30, 2007
Rummaala S.A (Note 41)	50.00	100.00	50.00	100.00
CYRSA S.A. (2)	50.00	100.00	50.00	100.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with ECIPSA.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões, see Note 41.

b.	Comparative Information

Certain amounts in the unaudited financial statements at December 31, 2006 were reclassified for disclosure on a comparative basis with those for the period ended December 31, 2007.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 2:	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

In addition to the description in the unaudited basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.) revenues are derived primarily from collected commissions from spaces lease agreements calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations

Revenues derived from credit card transactions include commissions, financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	(Continued)

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period/year as applicable.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceeds 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also includes goodwill from the subsidiary APSA, originated from the purchase of shares of Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years. The goodwill resulting from the purchase of the shareholding in Empalme S.A.I.C.F.A. y G. is amortized in 16 years.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and / or sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and disability insurance and statements of accounts, among others.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2007

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and others	Total
Revenues	63,011	44,823	172,567	75,974	139,901	340	496,616
Costs	(47,417)	(15,014)	(48,485)	(41,420)	(57,070)	(253)	(209,659)
Gross profit	15,594	29,809	124,082	34,554	82,831	87	286,957
Gain from valuation of inventories at net realizable value	1,382	—	—	—	—	—	1,382
Selling expenses	(1,869)	(1,630)	(12,512)	(7,272)	(38,099)	—	(61,382)
Administrative expenses	(10,943)	(10,698)	(16,757)	(15,749)	(31,229)	—	(85,376)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	320	—	320
Operating income	4,164	17,481	94,813	11,533	13,823	87	141,901

Depreciation and amortization (b)	160	14,849	36,086	6,524	941	—	58,560
Addition of fixed assets and intangible assets	451	196,791	136,313	27,229	1,664	—	362,448
Non-current investments in other companies	—	—	—	—	—	297,606	297,606

Operating assets	431,226	864,644	1,469,291	224,593	152,698	—	3,142,452
Non-Operating assets	25,152	34,342	57,987	15,519	9,318	871,204	1,013,522
Total assets	456,378	898,986	1,527,278	240,112	162,016	871,204	4,155,974
Operating liabilities	14,169	62,461	198,080	33,204	202,131	—	510,045

Non-Operating liabilities	222,280	189,990	607,133	175,725	48,681	68,361	1,312,170
Total liabilities	236,449	252,451	805,213	208,929	250,812	68,361	1,822,215

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2006

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Financial Operations and Others	Total
Revenues	30,753	22,989	133,224	62,651	89,296	1,418	340,331
Costs	(30,826)	(4,686)	(39,057)	(33,683)	(33,743)	(754)	(142,749)
Gross profit	(73)	18,303	94,167	28,968	55,553	664	197,582
Gain from valuation of inventories at net realizable value	6,965	—	—	—	—	—	6,965
Selling expenses	(2,379)	(1,343)	(10,242)	(6,188)	(22,882)	—	(43,034)
Administrative expenses	(7,402)	(6,536)	(15,193)	(12,792)	(20,410)	—	(62,333)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	5,514	—	5,514
Operating income	(2,889)	10,424	68,732	9,988	17,775	664	104,694

Depreciation and amortization (b)	—	4,134	31,613	5,189	554	—	41,490
Addition of fixed assets and intangible assets (c)	483	61,454	149,943	35,272	—	—	247,152
Non-current investments in other companies (c)	—	—	—	—	—	281,437	281,437

Operating assets (c)	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-Operating assets (c)	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets (c)	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities (c)	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities (c)	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities (c)	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information at June 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Cash in local currency	8,650	3,331
Cash in foreign currency	834	736
Banks in local currency	38,077	128,697
Banks in foreign currency	99,577	84,781
Checks to be deposited	1,432	811

	148,570	218,356

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Debtors from leases and credit card	176,267	15,217	155,865	43,509
Checks to be deposited	47,724	—	31,626	—
Debtors from sale of real estate	35,256	746	7,670	888
Debtors from leases under legal proceedings	25,548	—	23,603	—
Debtors from hotel activities	9,883	—	7,909	—
Debtors under legal proceedings and past due debts	1,588	—	1,302	—
Related companies	1,095	—	910	—
Interest to be accrued	(116)	(78)	(76)	—
Less:
Allowance for leases and doubtful accounts	(55,747)	(3,836)	(55,875)	(1,955)
Allowance for doubtful accounts	(211)	—	(201)	—

	241,287	12,049	172,733	42,442

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non-Current	Current	Non-Current
Related parties	51,251	269	38,904	84
Value added tax (“VAT”) receivable	17,801	17,513	17,640	10,637
Prepaid expenses and services	16,492	204	16,873	233
Trust programs account receivables (Note 17)	4,618	15,744	2,926	18,976
Expenses to be recovered	3,026	—	3,098	—
Gross sales tax	2,933	1,320	1,242	1,153
MPIT credits	2,702	19,979	16,595	21,037
Income tax advances and withholdings	1,134	—	978	—
Pre-paid insurance	637	—	45	—
Guarantee of defaulted credits (2)	494	3,458	785	3,096
Loans granted (3)	405	—	4,290	—
Guarantee deposits (1)	326	566	58	509
Judicial liens	212	—	1,150	—
Administration and reserve fund	204	—	205	—
Tax on personal assets to be recovered	80	—	287	—
Stock transactions to be liquidated	—	—	129	—
Deferred income tax	—	46,299	—	25,402
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(3,763)	—	(473)
Other	10,346	288	5,770	548

	112,661	101,877	110,975	81,202

(1)	Includes restricted cash (see Note 16).
(2)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(3)	See Note 4 (1) to the unaudited basic financial statements.

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Credit from barter of Dique III 1 c) (2)	41,168	—	13,068	26,800
San Martín de Tours	3,199	—	3,929	—
Credit from barter of Benavidez (Note 26)	1,817	8,178	2,722	7,273
Dock 13	1,595	—	1,595	—
Abril / Baldovinos	1,249	7,251	2,646	6,661
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Torres de Abasto	368	—	622	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Libertador 1703 y 1755 (Note 39)	—	60,470	—	115,623
Credit from Barter of Caballito (1)	—	22,663	—	22,663
Torres de Rosario	—	3,420	6,338	—
Credit from barter of Dique III 1 e) (2)	—	—	—	41,808
Other inventories	3,389	370	3,368	—

	53,852	102,352	35,375	220,828

(1)	See Note 18 to the unaudited basic financial statements.
(2)	See Note 17 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Current
Mutual funds (2)	261,896	600,919
Time deposits and money markets	117,179	5,024
Tarshop Trust (1)	38,767	22,104
Boden (1)	4,775	428
Mortgage bonds (1)	1,659	2,073
IRSA I Trust Exchangeable Certificate (1)	—	106
Banco Ciudad de Bs. As. Bond (1)	—	126
NOBACS bonds (1)	—	6,159
Other investments (1)	2,254	1,412

	426,530	638,351

Non-current
Banco Hipotecario S.A.	292,312	301,672
Tarshop Trust	78,180	55,683
Banco de Crédito y Securitización S.A.	5,294	5,181
Advance for the adquisition of a Company (Note 42) (3)	5,860	1,108
IRSA I Trust Exchangeable Certificate	515	687
Other investments	40	40

	382,201	364,371

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 16)	54,801	54,861
Caballito	36,683	36,681
Pereiraola	21,717	21,717
Torres de Rosario plot of land	16,868	16,111
Air space Coto	13,143	13,143
Caballito plots of land	9,223	9,223
Canteras Natal Crespo	5,555	5,559
Pilar	3,408	3,408
Torres Jardín IV	3,010	3,010
Padilla 902	94	94
Other undeveloped parcels of land	10,054	9,310

	310,341	308,902

	692,542	673,273

(1)	Not considered cash equivalent for purposes of presenting the unaudited statements of cash flows.
(2)	As of December 31, 2007 includes: Ps. 3,111 corresponding to NCH Development Partner fund, Ps. 80,525 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 1,227 corresponding to common investment fund “Banco Itau Buen Ayres” not considered as cash for the purpose of the unaudited statement of cash flows, and as of June 30, 2007: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos - Class A - Standard Bank fund and Ps. 503 corresponding to Gainvest, fund not considered as cash for the purpose of the statement of cash flows.
(3)	Se Note 4 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Hotels
Llao-Llao	84,946	66,992
Intercontinental	60,524	61,404
Libertador	44,581	40,950
Bariloche plots of land (Note 33)	21,900	21,900

	211,951	191,246

Office buildings
Bouchard 551	237,925	241,899
Della Paolera 265	171,518	—
Intercontinental Plaza	92,294	94,992
Bouchard 710	67,192	68,390
Maipú 1300	41,658	42,347
Libertador 498	40,347	41,061
Laminar Plaza	28,764	29,187
Dock del Plata	25,631	26,194
Costeros Dique IV	20,581	20,875
Reconquista 823	18,773	19,093
Edificios Costeros (Dique II)	18,197	18,471
Suipacha 652	12,066	12,292
Avda. de Mayo 595	5,019	5,134
Libertador 602	2,782	2,831
Avda. Madero 942	2,376	2,468
Madero 1020	1,632	1,694
Rivadavia 2768	282	295
Sarmiento 517	98	98

	787,135	627,321

Commercial real estate
Constitución 1111	763	777

	763	777

Other fixed assets
Work in progress Dique IV	21,346	9,684
Santa María del Plata	12,494	12,494
Museo Renault	10,604	—
Thames	3,899	3,899
Abril	2,992	3,094
Constitución 1159	2,050	2,050
Alto Palermo Park	552	560
Store Cruceros	281	285
Other	3,117	3,278

	57,335	35,344

Shopping Center
Panamerican Mall	229,570	167,606
Abasto	184,091	187,436
Alto Palermo	178,515	175,517
Patio Bullrich	102,694	103,137
Alto Avellaneda	97,458	89,664
Mendoza Plaza Shopping	87,710	89,004
Alto Rosario	83,127	84,145
Córdoba Shopping – Villa Cabrera	73,892	75,508
Paseo Alcorta	69,889	64,432
Alto Noa	26,082	27,040
Buenos Aires Design	14,850	16,082
Neuquén Project	12,303	12,302
Financial advance for fixed assets purchase	46,057	36,882
Other properties	41,122	8,902
Other fixed assets	35,959	34,966

Subtotal Shopping Center	1,283,319	1,172,623

Total	2,340,503	2,027,311

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Mortgage payable Bouchard 710 (1)	6,973	—	14,755	—
Mortgage payable Bariloche plots of land (Note 33)	2,934	3,146	2,783	4,557

	9,907	3,146	17,538	4,557

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Advanced payments from customers	38,814	—	38,412	—
Admission rights	32,333	39,744	30,563	37,356
Leases and service advances (1) (Note 34)	18,327	33,577	17,325	26,552
Advance for the sale of Rosario plot of land (2)	—	—	2,510	—

	89,474	73,321	88,810	63,908

(1)	The balance of rents and services advance payments include Ps. 900 and Ps. 3,600 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto and Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of December 31, 2007 the semiannual Libo rate was 4.59%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	As of June 30, 2007 it corresponds to a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. As of December 31, 2007 because of contractual breaches of contract of Villa Hermosa S.A., APSA decided to rescind de operation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 13:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Bank loans (2)	29,924	19,533	66,715	51,158
Debt related to purchase of subsidiaries (5)	22,140	35,495	22,357	76,841
Negotiable obligations 2017 – accrued interest (6)	16,728	—	15,993	—
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	377,880	—	371,160
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	4,050	—	4,060	—
Bank loans – Accrued interest (2)	3,770	—	2,109	8,039
APSA 2014 Convertible Notes – Accrued interest (1)	2,205	—	2,126	—
Negotiable obligations – APSA Ps. 154 M. – accrued interest (7)	894	—	2,353	—
Negotiable obligations 2017 – principal amount (6)	—	472,350	—	463,950
Expenses for issuance of debt – Negotiable Obligation 2017 (6)	(874)	(7,142)	(874)	(7,580)
Negotiable obligations – APSA Ps. 154 M. – principal amount (7)	—	154,020	—	154,020
Expenses for issuance of debt – APSA US$ 120 M. (7)	(467)	(3,972)	(417)	(3,755)
Expenses for issuance of debt – Negotiable obligations – APSA Ps. 154 M. (7)	(658)	(844)	(599)	(1,068)
Negotiable obligations 2009 – principal amount (4)	—	—	23,123	44,082
Negotiable obligations 2009 – accrued interest (4)	—	—	662	13,109
Expenses for issuance of debt – IRSA Convertible Notes 100 M (3)	—	—	(36)	—
IRSA Convertible Notes 100 M. (3)	—	—	58,472	—
IRSA Convertible Notes – 100 M Interest (3)	—	—	611	—
APSA 2014 Convertible Notes (1)	—	48,777	—	47,910

	77,712	1,096,097	196,655

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at December 31, 2007 includes mainly the following loans:
(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(b)	Several loans of APSA´s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú and Ciudad de Buenos Aires banks.
(3)	Corresponded to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the unaudited basic financial statements. At the end of the period the balance was cancelled.
(4)	Corresponded to the issue of Negotiable Obligations secured with certain Company assets which matured in November 2009, as detailed in Note 7 (2) to the unaudited basic financial statements. The Company cancelled eleven installments of amortization for a total of US$ 13.1 million. On October 29, 2007 the Company fully cancelled the balance of these negotiable obligations by paying US$ 24.3 of principal.
(5)	The balance as of December 31, 2007 mainly includes: (a) Ps. 12,602 corresponding to the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. As of December 31, 2007, the first and second installments were paid (See Note 20); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 32); and (c) US$ 16.9 million related to the purchase of plots of land in Vicente Lopez (See Note 39).
(6)	See Notes 7 (4) and 21 to the unaudited basic financial statements.
(7)	See Note 37.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non-current	Current	Non-current
Related parties	35,213	11,246	25,682	11,070
Directors’ fees provision	8,615	—	14,464	—
Provisions for contingencies (1)	8,047	13,008	7,595	12,732
Administration and reserve fund	4,158	—	2,805	—
Guarantee deposits	3,487	4,254	4,029	2,859
Donations payable	2,393	—	4,363	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 28)	472	10,212	526	10,421
Directors’ fees advances	(653)	—	(1,375)	—
Present value – other liabilities	—	(135)	—	(136)
Trust accounts payable	—	—	191	—
Directors’ guarantee deposits	—	—	—	8
Other	2,908	207	3,376	1,910

	64,640	38,792	61,656	38,864

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2007	December 31, 2006
Other income:
Allowance recovery	4,280	627
Others	359	626

Subtotal other income	4,639	1,253

Other expenses:
Tax on personal assets	(4,503)	(3,724)
Donations	(1,944)	(1,241)
Lawsuits contingencies	(803)	(1,235)
Unrecoverable VAT receivable	(941)	(1,158)
Other	(948)	(222)

Subtotal other expenses	(9,139)	(7,580)

Total Other expenses, net	(4,500)	(6,327)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

In March 2005, Credit Suisse First Boston International (“CSI”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue a LIBOR interest rate 6 months plus 7.0% and will be cancelled as follows:

Maturity date
- 03-15-2008	US$	213
- 09-15-2008	US$	225
- 03-15-2009	US$	239
- 09-15-2009	US$	253
- 03-15-2010	US$	5,070

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

In addition, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

Alto Palermo Group - Restricted assets

a)	Short and long-term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 4,040, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) branch Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 10,059.

b)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 34).

c)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of December 31, 2007 amount to Ps. 16,220. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

d)	As of December 31, 2007, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 56, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”.

II.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

III.	Ps. 51, In relation to the case “Lopez Armando Francisco against Alto Palermo S.A.”.

e)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36,700 as of December 31, 2007 (recorded in Other non-current investments – Undeveloped parcels of land).

f)	As of December 31, 2007 the amount of Ps. 33,500 is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 16:	(Continued)

g)	As of June 30, 2007, in the current financial loans line it was included a debt of Shopping Neuquén S.A. for Ps. 106 guaranteed by a mortgage on the plot of land acquired for Ps. 3,314. As of December 31, 2007 such mortgage is fully cancelled, being still to be subscribed the mortgage cancellation deed.

h)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

i)	A pledge was granted to the new Banco Industrial de Azul S.A. for the share certificate of the Financial Trusts Shopping Card Series XXIX, XXXIV and XXXVI in the amount of Ps. 10,000.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

Tarshop has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at December 31, 2007, Tarshop S.A. transferred to financial trusts the total amount of Ps. 1,040,000 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 886,900, T.D.F. Series “B” for Ps. 63,500, C.P. Series “C” for Ps. 89,400, and C.P. Series “D” for Ps. 200.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 17,500.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On June 15, 2007, the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 16 to unaudited basic financial statements.

Due to the fact that sales were carried out with and among subsidiaries fully held by the Company, they neither affect the holding nor have they any impact on the consolidated financial statements, as the amounts resulting from such operations have been eliminated.

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

In December 2001, the Company, and certain indirect subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

At December 31, 2007, the value of Class D Participation Certificates amounted to Ps. 514. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 20:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 20:	(Continued)

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment subsequent to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of December 31, 2007 APSA and SAPSA have paid US$ 8,000 and the amount representing the adjustment subsequent to period-end. Two (2) installments of US$ 2,000 are still outstanding, to become due June and December, 2008 respectively. These installments accrue 6% nominal annual interest. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the resulting installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 21:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current period Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of December 31, 2007, Ritelco S.A. does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of December 31, 2007, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized profit for such operations amounting to US$ 455 (equivalent to Ps. 1,412).

As of December 31, 2007, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized and a non realized profit for such operations amounting to US$ 6 (equivalent to Ps. 17) and US$ 391 (equivalent to Ps. 1,217), respectively.

NOTE 22:	ALTO PALERMO—ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity has not had an impact on these unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On December 31, 2007, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2,770, with the consequent issuance of common stock of nominal value Ps.0.1 per share. The outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47,230 million, of which US$ 31,738 correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 23:	ALTO PALERMO - OPTIONS GRANTED IN RELATED PARTIES

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of US$ 3,000 under the terms specifically established in the contract.

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 24:	(Continued)

In thousands:

	December 31, 2007	December 31, 2006
Weighted - average outstanding shares	520,198	437,472
Conversion of Negotiable Obligations	—	129,521
Weighted - average diluted common shares	520,198	566,993

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2007	December 31, 2006
Net income for calculation of basic earnings per share	5,784	66,120
Exchange difference	—	(668)
Interest	—	3,308

Net income for calculation of diluted earnings per share	5,784	68,760

Net basic earnings per share	0.011	0.151
Net diluted earnings per share	0.011	0.121

NOTE 25:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. (LLR) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to U.S. dollars 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3,799, plus interest accrued through payment, punitive interest and lawyers´ fees.

On March 2, 2004, such Company made a payment in cash of Ps. 7,191 and a transfer of Argentine external debt securities class FRB—FRB L+13/16 2005 for a total of Ps. 1,964. The total amount settled on that date was Ps. 9,155.

In line with the matters reported by the lawyers in respect of this lawsuit, the company management recorded a reserve for an amount Ps. 4,774 as of December 31, 2007, which was determined according to the difference between the amount claimed and the amount deposited.

In addition, as of December 31, 2007, LLR appropriated a reserve of Ps. 157 for payment of fees to the lawyers of the other party.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 26:	SALE OF BENAVIDEZ PLOT OF LAND

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 980 in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3,000.

As guarantee of the operation, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been accorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining 50% upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 27:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,300.

APSA has insurance coverages against all risks and third party liability to cover this type of disaster. During the current period a part of the liquidation process related with the first of the insurance policy mentioned previously has partially finalized. The final indemnification amount obtained and collected for this item amounts to Ps. 8,400. As of the date of issuance of these unaudited financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 300 has been collected as early payment.

NOTE 28:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets, recognizing the related gain over 15 year, term of contract. At the end of this period, the amount of Ps. 156 was pending of accrual.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 28:	(Continued)

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,369 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

NOTE 29:	TRANSFER THE MANAGEMENT OF ABRIL

On May 24, 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”). This proposal replaced the one dated May 4, 2005.

The proposal included monetary and non-monetary renderies, to be done by the Company and Inversora Bolívar, among which the following can be outlined:

1.	The making in equal parts of a contribution to Abril S.A. the amount of Ps. 650. The repairment of all the roadways of Abril Club de Campo.

2.	The transfer to Abril S.A. of two plots of land of the Abril establishment.

3.	The incorporation of Inversora Bolívar as merged company of Baldovinos S.A. in favor of Abril of a free perpetual easement and that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

4.	The responsibility for all severance payment (including salary) of a former employee of the Club.

5.	The payment of any dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

In compliance with the terms of the Offer Letter, the amount for indemnities, salaries and other issues of an employee who retired from the Club was paid.

On June 13, 2007, the Company and Inversora Bolívar S.A. entered into a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property on the shares Class A and B of Abril S.A., and it started the process of transference of the Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril.

NOTE 30:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a commercial center, a hyper-market and other compatible purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 30:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007.

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works. At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact research. Consequently, as from such date the Company has a 150 days term to submit the architectural project.

NOTE 31:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 31:	(Continued)

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of December 31, 2007 the subscription in BODEN 2012 amounts to US$ 773,533.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,836,940. On the other hand, liabilities to the Argentine Central Banks recorded as of December 31, 2007 amount to Ps. 188,647, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,648,293 and Ps. 3,104,566 as of December 31, 2007 and 2006, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 31:	(Continued)

As of December 31, 2007 and 2006 the assistance to the Public Sector arises 27% and 36%, respectively from total assets.

NOTE 32:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid in three equal and consecutive instalments of US$ 3,000 due on October 4, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly. In October, 2007 the Company paid the first installment.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), in an amount of US$ 1,080 to become due on November 2, 2007, after several postponements. As of December 31, 2007 the Company has fully collected the unpaid balance.

NOTE 33:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

In December 2006, the Company purchased several plots of land covering a surface area of 129 thousand square meters, located in San Carlos de Bariloche, Province of Río Negro. The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 34:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8,200 for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 34:	(Continued)

to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances for a total amount of Ps. 16,916.

NOTE 35:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 35:	(Continued)

The building is under a concession contract, effective for 40 years term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.5 every 47 months. To the date of these financial statements, the concession is undergoing month 190, the effective monthly canon being Ps. 12.6 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,500 payable as follows: 30%, that is the amount of Ps. 9,700, at the time of awarding the bid and the remaining amount of Ps 22,700 at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,700 was cancelled. APSA has recorded this transaction as an addition in Fixed Assets.

On January 24, 2008 we received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

NOTE 36:	NEW COMMERCIAL DEVELOPMENT

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	(Continued)

APSA made capital contributions in PAMSA for Ps. 158,300 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,900. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37,800 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these unaudited financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,600 and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61,500. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9,400 which have been partially integrated as of the date of issuance of these unaudited financial statements.

During the quarter ended December 31, 2007, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 40,200 and Ps. 9,000, respectively.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by the Company.

NOTE 37:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170,000. Series I corresponds to the issuance of US$ 120,000 becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2007 the first interest installment has been cancelled for US$ 4,730. Principal of this Series will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,000 (equivalent to US$ 50,000). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2007 the first principal amount and interest installment has been cancelled for US$ 9,900.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 38:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the year ended June 30, 2007, the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiaries APSA and Inversora Bolivar S.A. with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of December, 2007, security charges of the Company amount to Ps. 2,637.

NOTE 39:	ACQUISITION OF PLOT OF LAND IN VICENTE LOPEZ AND CREATION OF CYRSA

In January 2007, the Company acquired the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(Continued)

within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA Sociedad Anónima, to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company provided 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition-of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA provided Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões an agreement by which through CYRSA S.A. operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

NOTE 40:	INCORPORATION OF SOLARES DE SANTA MARIA S.A. - SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

On May 7, 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

With the contributions made by the shareholders, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex - Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

On June 26, 2007, the Company and PISA subscribe a purchase-sale contract of shares, by which each company sold 5% of the shareholding to Israel Sutton Dabbah, in commission, equivalent to 31,491,932 shares of SOLARES.

Subsequent to such operation and as of closing of the current period, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares, and Israel Sutton Dabbah, in commission, the remaining 10%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 41:	CREATION AND PURCHASE OF COMPANIES SHARES

FINANCEL COMMUNICATIONS S.A.

On August 29, 2007, the Company incorporated a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and payments in the country through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI clients through their cellphones, in a very quick and secure manner, are able to extend their options and make payments in the purchase process.

To the date of these unaudited financial statements, Financel has not yet started the operation referred to above.

QUALITY INVEST S.A.

On August 31, 2007, the Company constituted Quality Invest S.A. which capital stock has been 95% subscribed by IRSA and 5% by Palermo Invest S.A.

The purpose of the Company is to contribute, associate or invest capitals in individuals or companies to be applied to any class and kind of operations, as well as to the purchase, sale of securities, shares, debentures and any other type of bearer securities and bonds in any of the established or to be established systems or modalities, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

E-COMMERCE LATINA S.A.

On November 6, 2007, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) sold to the Company and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

On the same date, both APSA and SAPSA acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos for Ps. 3,264 and Ps. 408 million, respectively.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with the Company and with Patagonian Investment S.A., respectively, originated on the shares sale of E-Commerce Latina S.A. The maximum term for cancellation of the receivables is one year and they accrue a Libor interest rate of 1 year + 2%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 42:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 600 and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24,400.

This option has been accounted for in Non-Current Investments.

NOTE 43:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, APSA subscribed with Condominios Los Altos an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios Los Altos agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1,115. The credit in kind arising from this transaction is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. will pay to the Company US$ 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of the Company on Plot G in the amount of US$ 1,100; (ii) established a security insurance of which the Company will be assigner of the insured amount of US$ 1,600; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800.

Finally, the Company granted to Condominios an option to acquire an exchange on Plot 2h, close to the transferred plot.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 44:	ACQUISITION OF THE CENTRO COMERCIAL GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20,700 of which US$ 8,100 were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12,600 will accrue 5% annual interest plus VAT, such amount to be cancelled in seven annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1,300, of which US$ 50 were paid on January 2, 2008. This transaction will be recorded subsequent to December 31, 2007.

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the six-month periods

beginning on July 1, 2007 and 2006 and

ended December 31, 2007 and 2006

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of December 31, 2007

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 65 beginning July 1st, 2007

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	March 2, 2006

Registration number with the Superintendence of Corporations:	3,315

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos (Note 1)

	December 31, 2007	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	24,785	165,650
Investments (Exhibits C, D and G)	56,408	25,708
Mortgages and leases receivable, net (Note 3 and Exhibit G)	57,751	13,840
Other receivables and prepaid expenses (Note 4 and Exhibit G)	86,913	102,299
Inventories (Note 5)	47,477	20,470

Total Current Assets	273,334	327,967

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 3 and Exhibit G)	314	1,328
Other receivables and prepaid expenses (Note 4 and Exhibit G)	110,506	104,032
Inventories (Note 5)	24,585	93,038
Investments (Exhibits C, D and G)	1,350,902	1,407,678
Fixed assets, net (Exhibit A)	732,668	548,192

Total Non-Current Assets	2,218,975	2,154,268

Total Assets	2,492,309	2,482,235

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	10,319	7,495
Mortgages payable (Note 6 and Exhibit G)	6,973	14,755
Customer advances (Exhibit G)	24,333	21,755
Short-term debt (Note 7 and Exhibit G)	28,505	116,692
Salaries and social security payable	1,656	3,195
Taxes payable (Exhibit G)	10,909	16,940
Other liabilities (Note 8 and Exhibit G)	24,758	9,753

Total Current Liabilities	107,453	190,585

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	12	115
Customer advances	1,910	—
Long-term debt (Note 7 and Exhibit G)	474,655	626,960
Taxes payable	542	580
Other liabilities (Note 8 and Exhibit G)	32,650	17,281

Total Non-Current Liabilities	509,769	644,936

Total Liabilities	617,222	835,521

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,875,087	1,646,714

Total Liabilities and Shareholders’ Equity	2,492,309	2,482,235

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
Revenues	98,089	49,638
Costs (Exhibit F)	(54,844)	(32,863)

Gross profit	43,245	16,775

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	1,197	6,787
Selling expenses (Exhibit H)	(2,184)	(2,718)
Administrative expenses (Exhibit H)	(17,899)	(11,561)

Subtotal	(18,886)	(7,492)

Operating income	24,359	9,283

Financial results generated by assets:
Interest income	12,806	6,460
Exchange gain (loss)	5,599	(899)
Interest on discount by assets	290	(30)
Gain on financial operations	77	5,321

Subtotal	18,772	10,852

Financial results generated by liabilities:
Exchange (loss) gain	(13,141)	2,020
Interest on discount by liabilities	(763)	5
Financial expenses (Exhibit H)	(28,286)	(14,819)

Subtotal	(42,190)	(12,794)

Financial results, net	(23,418)	(1,942)

Gain on equity investees (Note 10.c.)	11,340	65,799
Other expenses, net (Note 9)	(6,826)	(4,849)

Net income before tax	5,455	68,291
Income tax and MPIT (Note 1.5. m, n and 14)	329	(2,171)

Net income for the period	5,784	66,120

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
Caption	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects	Retained earnings	Total as of December 31, 2007	Total as of December 31, 2006
Balances as of beginning of year	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714	1,485,766
Capital increase	113,707	—	108,882	222,589	—	—	—	222,589	24,691
Profit distribution in accordance to Ordinary Shareholders Meeting held on October 10, 2007	—	—	—	—	5,355	101,742	(107,097)	—	—
Net income for the period	—	—	—	—	—	—	5,784	5,784	66,120

Balances as of December 31, 2007	578,676	274,387	793,123	1,646,186	29,631	193,486	5,784	1,875,087	—

Balances as of December 31, 2006	448,742	274,387	671,308	1,394,437	24,276	91,744	66,120	—	1,576,577

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	172,205	36,572
Cash and cash equivalents as of the end of period	73,244	16,420

Net Decrease in cash and cash equivalents	(98,961)	(20,152)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	5,784	66,120
Plus income tax accrued for the period	(329)	2,171
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	(11,340)	(65,799)
• Gain from valuation of inventories at net realizable value	(1,197)	(6,787)
• Allowances and reserves	8,232	2,455
• Amortization and depreciation	12,328	3,262
• Sundry provisions	—	1,630
• Financial results	3,380	(10,252)
Changes in operating assets and operating liabilities:
• Decrease in current investments	16,502	6,132
• Decrease in other receivables	3,949	2,244
• Decrease in inventory	835	27,671
• Decrease in taxes payable, social security payable and customer advances	(9,297)	(8,027)
•(Decrease) Increase in accrued interest	(1,422)	1,264
• Increase in trade accounts payable	2,718	140
• Increase in mortgages and leases receivable	(1,097)	(1,457)
• Increase (Decrease) in other liabilities	(1,225)	(4,146)

Net cash provided by operating activities	27,821	16,621

CASH FLOWS FROM INVESTING ACTIVITIES:
• Purchase of shares Canteras Natal Crespo S.A.	—	(1,854)
• Purchase of shares of Alto Palermo S.A.	—	(867)
• Incorporation of Patagonian Investments S.A.	—	(27,522)
• Increase interest in subsidiary companies	(1,612)	(295)
• Loans granted to related parties	(1,722)	(5,308)
• Loans granted	—	(6,939)
• Purchase and improvements of fixed assets	(196,330)	(61,584)
• Purchase of shares of Patagonian Investment S.A.	—	(4)
• Dividends collection	34,768	28,881

Net cash used in investing activities	(164,896)	(75,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in debt	—	43,380
• Increase in debt with related parties	28,458	9,286
• Settlement of debt	(145,193)	(15,628)
• Cancellation of Ritelco S.A. joint	—	(4,791)
• Settlement in mortgages payable	(8,567)	(8,346)
• Issuance of common stock	163,416	14,818

Net cash provided by financing activities	38,114	38,719

NET DECREASE IN CASH AND CASH EQUIVALENTS	(98,961)	(20,152)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang
Vice-president acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos (Note 1)

	December 31, 2007	December 31, 2006
Supplemental cash flow information
• Interest paid	26,072	10,297
• Income tax paid	10,246	—

Non-cash activities:
• Decrease in long-term investment through a decrease of loans	52,098	—
• Increase in receivables through a cancellation of barter of Dique III	41,807	—
• Increase in long-term investment through a decrease in other receivables	8,026	—
• Increase in other long-term investment through a decrease in other receivables	3,995	—
• Increase in long-term investments through an increase in debt	3,146	—
• Increase in long-term investments through an increase in other liabilities	335	11
• Conversion of IRSA Negotiable Obligations into common shares	—	9,873
• Decrease in long-term investments through an increase in short and long–term debt	—	27,522
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in fixed assets through an increase in other receivables	—	12,161

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of December 31, 2007 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 174.1 million, which should be recorded in the income statement accounts of previous years for Ps. 193 million (loss) and in the income statement accounts of the period for Ps. 18.9 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.1.	(Continued)

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.8	9.8	9.7	144.8	174.1

1.2.	Use of estimates

The preparation of financial statements requires Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2007 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Certain amounts in the unaudited financial statements as of December 31, 2006 were reclassified for disclosure on comparative bases with those for the six-month period ended December 31, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and MPIT have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does not exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. As of June 30, 2006 the Company maintained allowances for impairment of certain inventories for those which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2007 there were no items charged to assets.

During the six-month period ended December 31, 2007 interest costs were capitalized.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the unaudited Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights on the construction of certain units. The units relating to the buildings called “Terreno Caballito” and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivables and they have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period/year.

•	Investments in subsidiaries and related companies:

Investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at December 31, 2007 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

The unaudited Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the unaudited financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

Corporations purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets like: leasing contracts acquired in higher or lesser conditions to market conditions, costs included in entering into current lease contracts (the last being the market cost that the Company avoids paying for acquiring leasing contracts in operation) and intangible value of relations with customers. The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

Under the terms of Technical Resolution No. 21, taking into account that the market value of the tangible and intangible assets and liabilities identified exceed the price paid, the intangible assets acquired were not recognized as they would give rise to an increase of the negative goodwill at the time of purchase.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes accrued interest costs associated with long-term construction projects. During the period ended December 31, 2007, interest costs for Ps. 65 were capitalized in the building known as “DIQUE IV”.

During the current period the Company acquired the building known as “Museo Renault” which was valued at its acquisition cost. At the date of these financial statements, the Company is in the process of analysis of current value of this asset as to identify possible greater values or negative goodwill as specified in RT 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Vehicles	5
Machinery, equipment and computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

n.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period/year will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At December 31, 2007, the Company has estimated the MPIT, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

o.	(Continued)

For impairment of assets: the Company regularly assesses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, the Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended December 31, 2007 and during the fiscal year ended June 30, 2007 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

p.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in the unaudited Income Statement are shown in the currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 227 and Ps. 558 for the periods ended December 31, 2007 and 2006, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or a privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 15 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 1:	(Continued)

1.5.	(Continued)

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated,

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property,

•	the Company’s receivable is not subject to future subordination,

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2007	June 30, 2007
Cash in local currency	32	41
Cash in foreign currency (Exhibit G)	36	23
Banks in local currency	151	108,082
Banks in foreign currency (Exhibit G)	23,923	57,425
Checks to be deposited	643	79

	24,785	165,650

NOTE 3:	MORTGAGES AND LEASES RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgages and leases receivable	49,662	314	7,792	399
Related parties (Note 10.a.)	7,257	—	5,324	929
Debtors under legal proceedings and past due debts	1,275	—	1,055	—
Less:
Allowance for doubtful accounts (Exhibit E)	(443)	—	(331)	—

	57,751	314	13,840	1,328

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	68,508	66,641	74,591	64,755
Value added tax	13,205	—	8,212	9,975
Prepaid expenses	1,797	—	1,232	—
Guarantee of defaulted credits (2)	494	3,458	785	3,096
Loans granted (1)	405	—	4,290	—
Deferred income tax (Note 14)	—	28,038	—	8,951
MPIT (Note 1.5.n.)	—	12,065	11,664	17,241
Trust accounts receivable	—	361	—	361
Present value	—	(175)	—	(465)
Expenses to be re-bill for expenses	—	—	446	—
Other	2,504	118	1,079	118

	86,913	110,506	102,299	104,032

(1)	The amount contained a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of the shareholding of Baicom. As of December 31, 2007 the Company exercised the option referred to above establishing February 20, 2008 as execution date. The amount of the option is included in long-term investments.
(2)	See Note 16 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of “Dique III 1c) (1) (Note 17)	41,168	—	13,068	26,800
San Martin de Tours	3,199	—	3,929	—
Dock 13	1,595	—	1,595	—
Abril	339	1,922	712	1,767
Edificios Cruceros	487	—	487	—
Torres Jardín	466	—	472	—
Other inventories	109	—	79	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Credit from barter of Caballito plots of land (1)	—	22,663	—	22,663
Credit from barter transaction of “Dique III 1e) (1) (Note 17)	—	—	—	41,808

	47,477	24,585	20,470	93,038

(1)	Secured by first degree mortgage in favor of the Company.

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgage payable - Bouchard 710 (Note 12) (1)	6,973	—	14,755	—

	6,973	—	14,755	—

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, monthly and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of December 31, 2007 the Company has cancelled 29 principal installments for an amount of US$ 11,411, being the balance of principal US$ 2,214.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- Current
Negotiable Obligations -2017 (4)	15,854	465,208	7,539	463,950
Debt related to purchase of subsidiaries (5)	12,651	9,447	11,685	70,655
Negotiable Obligations – 2009 principal amount (2)	—	—	23,785	57,191
Bank loans – 2009 (1)	—	—	14,636	35,164
Unsecured Convertible Negotiable Obligations - 2007 (3)	—	—	59,047	—

	28,505	474,655	116,692	626,960

(1)	Corresponded to an unsecured loan for a total amount of US$ 51 million, which fell due in November, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. In July, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In March, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company had settled eleven installments amounting to US$ 8.1 million. On October 29, 2007 the Company fully cancelled the balance of this loan by paying US$ 14.9 million of principal.
(2)	Corresponded to Negotiable Obligations secured by certain of the Company’s assets for US$ 37.4 million, which matured in November, 2009 with partial periodic amortization. The Company had settled eleven installments amounting to US$ 13.1 million. On October 29, 2007, the Company fully cancelled the balance of these negotiable bonds by paying US$ 24.3 of principal.
(3)	According to Note 13, these amount related to Convertible Negotiable Obligations (CNO) issued for a total amount of US$ 100 million. As of the end of the period the balance was fully cancelled. Part of Convertible Negotiable Obligations were held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 21, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% annual, net of issuance expenses in the amount of Ps. 8.5 million. Principal will be fully paid at maturity.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Notes 32, 41 and 43 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2007		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	15,720	28,704	1,485	15,303
Condominium expenses	3,281	—	1,954	—
Directors’ fees provision (Note 10.a.) (1)	3,222	—	2,919	—
Administration and reserve funds	448	—	448	—
Provision for lawsuits (Exhibit E)	77	—	6	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Guarantee deposits	1,372	3,875	2,255	2,014
Present value	—	(135)	—	(136)
Other	638	198	686	92

	24,758	32,650	9,753	17,281

(1)	As of December 31, and June 30, 2007, it is disclosed net of advances to Directors for Ps. 247 and Ps. 420, respectively.

NOTE 9:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2007	December 31, 2006
Other income:
Other	157	364

	157	364

Other expenses:
Tax on personal assets	(4,229)	(2,789)
Donations	(1,759)	(1,240)
Unrecoverable VAT	(791)	(1,114)
Other	(133)	(61)
Lawsuits	(71)	(9)

	(6,983)	(5,213)

Total other income and expenses, net	(6,826)	(4,849)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of December 31, 2007 and June 30, 2007, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2007	June 30, 2007
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivable	1,935	1,283
Other current receivables	62	41
Current investments	4,518	4,357
Non-current investments	99,944	98,166
Current accounts payable	2,574	2,846
Other current liabilities	33	26

Comercializadora Los Altos S.A. (1)
Current mortgages and leases receivable	64	66
Current accounts payable	5	5

Banco Hipotecario S.A. (3)
Other current receivables	—	11
Current investments	318	411

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivable	18	56

Consultores Assets Management S.A. (4)
Current mortgages and leases receivable	219	193
Other current receivables	—	44

Consorcio Libertador (4)
Current mortgages and leases receivable	102	82
Other current receivables	64	12
Current accounts payable	11	50

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivable	564	389
Other current receivables	16	12
Current accounts payable	419	232
Non-Current accounts payable	—	41
Short-term debt -Convertible Negotiable Obligations	—	37,241

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivable	51	40
Other current receivables	448	549
Other non-current receivables	458	—
Current accounts payable	—	1

ECIPSA Holding S.A. (4)
Current mortgages and leases receivable	8	3
Current accounts payable	22	—

Fibesa S.A. (1)
Other current receivables	4	4
Current accounts payable	—	1

Fundación IRSA (4)
Current mortgages and leases receivable	28	14
Other current receivables	1	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

a)	(Continued)

	December 31, 2007	June 30, 2007
Hoteles Argentinos S.A. (1)
Current mortgages and leases receivable	2,140	1,817
Non-current mortgages and leases receivables	—	929
Other current liabilities	632	620

Inversora Bolívar S.A. (1)
Current mortgages and leases receivable	1,703	987
Other current receivables	5,761	20,777
Other non-current receivables	61,206	61,206
Current accounts payable	919	446
Other current liabilities	5	—

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivable	235	261
Other current receivables	25,263	17,460
Other non-current receivables	4,941	3,486
Other non-current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	7	6
Other current receivables	1	—

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	—	112
Managers, Directors and other Staff of the Company – Non-current	—	63
Other current receivables	145	—
Other non-current receivables	36	—
Current accounts payable	21	28

Ritelco S.A. (1)
Other current receivables	—	1,827
Other current liabilities	14,715	801
Other non-current liabilities	28,699	15,303
Short-term debt	—	1,801

Tarshop S.A. (1)
Current mortgages and leases receivable	62	—

Estudio Zang, Bergel & Viñes (4)
Other current receivables	—	13
Current accounts payable	—	95

Directors (4)
Other current receivables	48	40
Other current liabilities	3,222	2,919
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Current mortgages and leases receivable	—	68
Other current receivables	—	3,473

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

a)	(Continued)

	December 31, 2007	June 30, 2007
Emprendimiento Recoleta S.A. (1)
Current accounts payable	1	1

E-commerce Latina S.A. (1)
Short-term debt	3,204	—

Shopping Alto Palermo S.A. (1)
Current accounts payable	7	2

Rummaala S.A. (1)
Current mortgages and leases receivable	16	15
Other current receivables	1,203	2,544

Museo de los niños (4)
Current mortgages and leases receivable	21	21

CYRSA S.A. (1)
Current mortgages and leases receivable	67	29
Other current receivables	1,425	836
Current accounts payable	517	—
Other current liabilities	—	38

Quality S.A. (1)
Other current liabilities	95	—

Sutton (4)
Other current receivables	28,293	13,329

Palermo Invest S.A. (1)
Other current receivables	5,044	13,507

Pereiraola S.A. (1)
Current mortgages and leases receivable	1	—

Puerto Retiro S.A. (3)
Current mortgages and leases receivable	2	—
Other current receivables	39	—

Solares de Santa María (1)
Current mortgages and leases receivable	21	—
Other current receivables	691	—

Financel Communications S.A.(1)
Other current liabilities	240	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the six month periods ended December 31, 2007 and 2006 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related companies
Palermo Invest S.A.	2007	—	—	—	—	—	307	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Inversora Bolivar S.A.	2007	924	—	—	—	(162)	4,270	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Abril S.A.	2007	—	—	—	—	—	—	—	—	—
	2006	8	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2007	—	—	—	(15)	—	5,027	—	—	—
	2006	—	—	—	—	—	4,932	—	—	—
Banco Hipotecario S.A. (3)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	21	—	—	—	—	—	—
Canteras Natal Crespo S.A. (5)	2007	48	—	—	—	—	39	—	—	—
	2006	48	—	—	—	—	8	—	—	—
Cresud S.A.C.I.F. y A. (2)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	(480)
Dolphin Fund PLC (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	3,053	—	—	—	—	—	—
Fundación IRSA (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	(42)	—
Hoteles Argentinos S.A. (1)	2007	—	—	—	—	—	109	—	—	—
	2006	—	—	—	—	—	97	—	—	—
Inversora Bolívar S.A. (1)	2007	—	—	—	—	—	—	—	—	—
	2006	221	—	—	(88)	(135)	—	—	—	(84)
Llao Llao Resorts S.A. (1)	2007	—	66	—	—	—	1,403	—	—	—
	2006	—	32	—	—	—	501	—	—	—
E-Commerce S.A. (1)	2007	—	—	—	—	—	—	—	—	(59)
	2006	—	—	—	—	—	—	—	—	—
Rummaala S.A. (1)	2007	—	—	—	—	—	81	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Ritelco S.A. (1)	2007	—	—	—	—	—	66	—	—	(754)
	2006	—	—	—	—	—	—	—	—	(403)
Patagonian Investment S.A. (1)	2007	—	—	—	—	—	116	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Tarshop S.A. (1)	2007	35	701	—	—	—	—	—	—	—
	2006	—	96	—	—	—	—	—	—	—
Advances to employees (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	4	—	—	—
Estudio Zang, Bergel & Viñes (4)	2007	—	—	—	—	—	—	(1,121)	—	—
	2006	—	—	—	—	—	—	(333)	—	—
Directors (4)	2007	—	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	(1,630)	—	—
CYRSA (5)	2007	—	177	—	—	—	6	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Nuevas Fronteras S.A. (1)	2007	—	—	—	—	(2)	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Solares Santa Maria (1)	2007	1	(5)	—	—	—	7	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Sutton (2)	2007	—	—	—	—	—	565	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (4)	2007	63	5	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—

Total 2007		1,071	944	—	(15)	(164)	11,996	(1,121)	—	(813)

Total 2006		277	128	3,074	(88)	(135)	5,542	(1,963)	(42)	(967)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control

Other related party transactions. See Notes 18 and 42 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 10:	(Continued)

b.	The composition of equity (loss) gain from related companies is as follows:

	December 31, 2007	December 31, 2006
Gain on equity investments	11,180	64,073
Amortization of goodwill and lower/higher values	160	1,726

	11,340	65,799

NOTE 11:	COMMON STOCK

a.	Common stock

As of December 31, 2007, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	Pending
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	Pending
	578,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 11:	(Continued)

a.	(Continued)

(1)	Conversion of negotiable obligations and exercised of warrants. See Note 13.

(2)	Exercise of options mentioned in Note 13.

b.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008. (See Note 6)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On November 21, 2002, the Company issued Negotiable Obligations Convertible into Common Shares for a nominal value of US$ 100,000, falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears and which, at the time of their conversion, provide the right to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options matured on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 13:	(Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription.

As of November 14, 2007, the Negotiable Obligations have been fully paid and warrants have been exercised as indicated as follows:

	Outstanding Convertible Negotiable Obligations (N.V. US$)	Common stock (outstanding shares)	Funds received for exercised warrants, in dollars
As of the date of issue of the Convertible Negotiable Obligations	100,000,000	211,999,273	—
Post conversion (NOV - 14 - 2007)	—	578,676,460	119,894,454

As of June 30, 2007, the Company had Negotiable Obligations for US$ 18,904,946 and warrants outstanding for US$ 43,226,409.

During the six-month period ended on December 31, 2007, Negotiable Obligations amounting to 18,847,289 were converted (generating an increase in common stock of 34,582,162) and US$ 58 were paid in Negotiable Obligations. Consequently, all the Negotiable Obligations issued were fully cancelled.

During the six-month period ended December 31, 2007, the amount of 43,123,215 warrants were exercised. Therefore, there was an increase in common stock of 79,125,142 and incoming funds for US$ 51,756.

As a consequence of the cancellation of the Convertible Negotiable Obligations debt, the Company’s common stock has been set in Ps. 578,676,460 representing 578,676,460 common non-endorsable shares, nominal value Ps. 1 each and one vote each.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	583	(626)	(43)
Investments	(20,188)	870	(19,318)
Mortgages and leases receivable	(229)	36	(193)
Other receivables and prepaid expenses	58,439	(95)	58,344
Inventories	(24,730)	17,997	(6,733)
Fixed assets, net	(2,901)	730	(2,171)
Allowances and reserves	2	25	27
Short and long-term debt	(2,971)	165	(2,806)
Salaries and social security payable	—	15	15
Other liabilities	946	(30)	916

Total non-current	8,951	19,087	28,038

Total net deferred assets	8,951	19,087	28,038

Net assets at the end of the period derived from the information included in the above table amount to Ps. 28,038.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods December 31, 2007 and 2006, respectively:

Items	December 31, 2007	December 31, 2006
Net income for the period (before income tax)	5,454	68,291
Current income tax rate	35%	35%
Net income for the period at the tax rate	1,909	23,902
Permanent differences at the tax rate:
- Restatement into constant currency	(7,466)	1,434
- Donations	126	205
- Gain (loss) on equity in investees	3,525	(23,030)
- Net income from retained interest in securitized receivables	(111)	(158)
- Amortization intangible assets	390	—
- Tax on personal assets	—	976
- Allowance/reversals on deferred assets	—	(3,329)
- Tax statement difference	(182)	—
- Others	1,480	—

- Income tax charge for the period	(329)	—

- MPIT charge for the period	—	2,171

Total income tax and MPIT charged for the period	(329)	2,171

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day. Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) being the amount of the transaction Ps. 81,607.

Inversora Bolivar S.A. should cancel the transaction in four-year term with an annual interest rate of 11%.

As of December 31, 2007 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

NOTE 17:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter and option contract whereby the Company (i) delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the building to be constructed by DYPSA and (ii) granted DYPSA an option to acquire plot 1e) of Dique III mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. The value of the transaction was US$ 8,030 and US$ 10,800, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 17:	(Continued)

As a guaranty for the first transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e). As consideration, DYPSA would forward in a maximum 36 months’ term housing units, trunk storage units and garages jointly representing 31.50% of the own square meters surface built of the second building.

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. signed the preliminary sales contract for the plot of parcel 1d), of Dique III. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

On November 2, 2007, both the Company and DYPSA have jointly decided to replace the non-monetary valuable consideration referred to above of the 1e) plot with the payment of US$ 18,250 payable as follows: US$ 4,562 together with the signing of the agreement, US$ 438 fifteen days after and on February, 2008 US$ 12,000. Simultaneously, on such date and during the same act, the Company will provide the pertinent deed so as to definitively “formalize” the agreement, and will cancel the first degree mortgage in favor of the Company that guaranteed the units to be delivered and the remaining US$ 1,250 will be paid on March 2, 2008. Consequently, the credit in favor of the Company is included in mortgages and leases receivable. The gain recorded as a result of the settlement of the transaction amounted to US$ 4,720.

Included in the same agreement, the parties decided to postpone the date of handing over the units engaged in the exchange of the 1c) parcel for March 1, 2008.

NOTE 18:	CABALLITO PLOT OF LAND– BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 18:	(Continued)

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500 at the time the units are transferred.

As of December 31, 2007 the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTE 19:	PURCHASE OPTION OF REPUBLICA BUILDING

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, an irrevocable purchase and sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions. At the moment of the title deed, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed annual interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building.

NOTE 20:	ACQUISITION OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of its presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission for the Defense of Competitiveness (CNDC) with regard to the need for reporting such transaction as economic concentration.

The CNDC resolution issued in connection with the referred inquiry was appealed at courts by the Company and at present the related decision is pending.

NOTE 21:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007, the Company issued Negotiable Obligations for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000 authorized by

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 21:	(Continued)

the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006. The issue was approved both by the Shareholders’ Meeting held on October 31, 2006 and by the Board of Directors’ Meeting of November 22, 2006. The Negotiable Bonds accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2 starting August 2, 2007. Principal will be fully paid at maturity.

These bonds include an obligation that limits our capacity to pay dividends, which cannot exceed the amounts that follow:

•	50% of our consolidated accumulated profit and loss, net; or

•	75% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 3.0 over 1; or

•	100% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 4.0 over 1; or

•

100% of the total net in cash (with certain exceptions) and the fair market price of the goods, with the exception of the cash received either by us or by our restricted subsidiaries for (a) any contribution to our capital or to the capital of our restricted subsidiaries or the issue and sale of the qualified shares of our company or of our restricted subsidiaries subsequent to the issue of our negotiable bonds to be matured in 2017, or (b) the issue and subsequent sale of the issue of our negotiable bonds to be matured in 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been changed in qualified shares of our company or exchanged for such shares.

For better information we recommend to see the issuance prospectus.

NOTE 22:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

On August 27, 2007, the Company signed the transfer deed for the 50% of the building known as “Tower BankBoston” located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide renowned architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building for US$ 54,000.

NOTE 23:	SUBSEQUENT EVENTS

Sale of an indivisible part of the Bouchard Plaza building

On January 9, 2008 the Company sold, assigned and transferred the indivisible 29.85% it owned of the Bouchard Plaza building located in Bouchard 551 of the Autonomous City of Buenos Aires, known as “Edificio La Nación”, covering 9,946 square meters of surface area, and 133 garages in the amount of US$ 34.4 million and granted the effective possession of such building to the firm TECHINT COMPAÑÍA TÉCNICA INTERNACIONAL SOCIEDAD ANÓNIMA COMERCIAL E INDUSTRIAL (TECHINT).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousand of pesos (Note 1)

NOTE 23:	(Continued)

Such transaction generated a gain of Ps. 20.4 million. With the sale of the indivisible 29.85% of the building, the agreements entered into on a timely basis with the companies NORTEL NETWORKS DE ARGENTINA S.A. and Techint were duly assigned.

On January 15, 2008, the Company and Techint filed a request for opinion with the National Commission for the Defense of the Competition in connection with the need to report such operation as one of economic concentration.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2007

and ended December 31, 2007

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at period end	Depreciation					Allowances for impairment (2)	Net carrying value as of December 31, 2007	Net carrying value as of June 30, 2007
					Accumulated at beginning of year	For the period / year			Accumulated at period end
						Increase, deductions and Transfers	Rate %	Amount (1)
Furniture and fixtures	1,675	21	(6)	1,690	1,611	—		26	1,637	—	53	64
Machinery, equipment and computer equipment	6,126	61	—	6,187	5,167	—		294	5,461	—	726	959
Leasehold improvements	6,737	101	—	6,838	6,260	—		135	6,395	—	443	477
Vehicles	130	—	—	130	78	—		13	91	—	39	52
Real Estate:						—
Av. de Mayo 595	7,339	—	—	7,339	2,148	—		117	2,265	(55)	5,019	5,134
Av. Madero 942	3,277	—	—	3,277	809	—		92	901	—	2,376	2,468
Bouchard 551	244,548	—	—	244,548	2,649	—		3,974	6,623	—	237,925	241,899
Bouchard 710	72,460	—	—	72,460	4,070	—		1,198	5,268	—	67,192	68,390
Constitución 1111	1,338	—	—	1,338	312	—		21	333	(242)	763	777
Constitución 1159	8,762	—	—	8,762	—	—		—	—	(6,712)	2,050	2,050
Costeros Dique IV	23,337	—	—	23,337	2,462	—		294	2,756	—	20,581	20,875
Dique 2 M10 (II) Building. A	21,184	—	—	21,184	2,713	—		274	2,987	—	18,197	18,471
Dock del Plata	26,944	—	—	26,944	750	—		563	1,313	—	25,631	26,194
Laminar Plaza	33,513	—	—	33,513	4,326	—		423	4,749	—	28,764	29,187
Libertador 498	51,152	—	—	51,152	10,091	—		714	10,805	—	40,347	41,061
Libertador 602	3,486	—	—	3,486	655	—		49	704	—	2,782	2,831
Stores Cruceros	293	—	—	293	8	—		4	12	—	281	285
Madero 1020	2,188	—	—	2,188	494	—		62	556	—	1,632	1,694
Maipú 1300	52,632	—	—	52,632	10,285	—		689	10,974	—	41,658	42,347
Museo Renault	—	10,614	—	10,614	—	—		10	10	—	10,604	—
Reconquista 823	24,756	8	—	24,764	5,663	—		328	5,991	—	18,773	19,093
Rivadavia 2768	334	—	—	334	39	—		13	52	—	282	295
Sarmiento 517	485	—	—	485	37	—		9	46	(341)	98	98
Suipacha 652	17,010	—	—	17,010	4,718	—		226	4,944	—	12,066	12,292
Torre Renoir I	1,520	—	—	1,520	5	—		12	17	—	1,503	1,515
Della Paolera 265	—	173,850	—	173,850	—	—		2,332	2,332	—	171,518	—
Works in progress Dique IV	9,684	11,662	—	21,346	—	—		—	—	—	21,346	9,684
Work in progress Intercontinental office repair	—	19	—	19	—	—		—	—	—	19	—

Total as of December 31, 2007	620,910	196,336	(6)	817,240	65,350	—	—	11,872	77,222	(7,350)	732,668	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103	—	13,301	65,350	(7,368)	—	548,192

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 18 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of December 31, 2007	Book value as of June 30, 2007	Issuer’s information (1)						(1) Interest in capital stock
							Main activity	Legal address	Last unaudited financial statement
									Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity
Current Investment
Boden (2)	US$	0.001	600	0.0033	2	2	—	—	—	—	—	—	—
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	338,400	0.00094	318	411	—	—	—	—	—	—	—

Total current investments as of December 31, 2007					320	—	—	—	—	—	—	—	—

Total current investments as of June 30, 2007					—	413

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

Exhibit C (Continued)

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at December 31, 2007	Book value at June 30, 2007	Issuer’s information (1)							Interest in Capital Stock (1)
							Main Activity	Legal Address	Last unaudited financial statement
									Date	Capital stock (par value)		Income (loss) for the period	Shareholders’ equity
Non-current investments
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,501,168		1,323	1,357	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	12.31.07	3,002		(108)	2,725	50.00%
	Irrevoc. Contrib.				40	20
	Higher Inv. Value				7,553	7,553
Palermo Invest S.A. (1) (6)	Common 1 vote	0.001	76,685,772		206,334	208,721	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.07	78,251		(2,436)	210,545	98.00%
	Higher Inv. Value				47,065	48,676
	Purchase expenses				485	489
	Goodwill				(43,280)	(44,452)
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		17,253	13,017	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.07	9,887		3,189	25,446	80.00%
	Irrevoc. Contrib.				1,572	3,531
	Higher Inv. Value				1,620	1,687
	Purchase expenses				40	41
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,862,666		509,409	513,825	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.07	78,206		48,691	816,877	62.48%
	Goodwill				(27,833)	(28,617)
	Higher Inv. value				6,000	6,177
Patagonian Investment S.A. (6)	Common 1 vote	0.001	229,000		13	62	Real estate investments	Florida 537 floor 18, Buenos Aires	12.31.07	250		(292)	3,560	91.60%
	Irrevoc. Contrib				3,440	35
	Purchase expenses				1	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506		14,672	14,139	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.07	28,495		1,065	29,344	50.00%
	Purchase expenses				180	187
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,294	5,181	Banking	Tte. Gral Perón 655, Buenos Aires	12.31.07	62,500	(4)	5,718 (4)	113,752	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970		211,630	224,658	Investments	Zabala 1422, Montevideo	12.31.07	66,970		(13,036)	239,207	100.00%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000		88,366	91,989	Banking	Reconquista 151 floor 1, Buenos Aires	12.31.07	1,500,000	(4)	80,770 (4)	2,642,224	5.00%
	Goodwill				(2,186)	(2,255)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760		(192)	32	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	12.31.07	300		(447)	156	50%
	Goodwill				4,842	4,842
	Purchase expenses				319	319

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies
Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007	Exhibit C (Continued)
In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at December 31, 2007	Book value at June 30, 2007	Insure’s information (1)						Interest in Capital Stock (1)
							Main Activity	Legal Address	Last unaudited financial statement
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Inversora Bolivar S. A.	Common 1 vote	0,001	717,460		4,068	4,105	Acquisition, building and buying and selling of real estate	Bolívar 108 floor 1 Buenos Aires	12.31.07	44,048	(3,632)	243,250	1.84%
	Irrevoc. Contrib.				92	—
	Higher Inv. Value				—	—
Quality Invest S.A. (8)	Common 1 vote	0.001	95,000		95	—	Real estate investments	Bolivar 108 floor 1 Buenos Aires	12.31.07	100,000	—	100,000	95.00%
E-Commerce Latina S.A.(9)	Common 1 vote	0.001	1,455,037		3,184	—	Direct or indirect interest in companies related to communication media	Florida 537 floor 18 Buenos Aries	12.31.07	1,616,708	(62,313)	3,537,823	90.00%
Rummaala S.A. (5)	Common 1 vote	0,001	4,314,719		4,152	33,795	Acquisition, building and buying and selling of real estate	Moreno 877 floor 21 Buenos Aires	12.31.07	43,147	(902)	41,522	10.00%
	Higher Inv. Value				—	39,728
CYRSA S.A. (5)	Common 1 vote	0,001	21,545,357		20,608	38	Real estate investments	Bolívar 108 floor 1 Buenos Aires	12.31.07	43,091	(1,848)	41,215	50.00%
	Purchase expenses				1	1
Solares de Santa María S.A. (7)	Common 1 vote	0,001	283,427,390		117,019	116,944	Real estate investments	Bolívar 108 floor 1 Buenos Aires	12.31.07	314,919	83	315,044	90.00%
Financel Communications S.A. (8)	Common 1 vote	0,001	240,000		240	—	Promotion and management electronic payments of goods and services	Bolívar 108 floor 1 Buenos Aires	12.31.07	300,000	—	300	80.00%

Total as of December 31, 2007					1,230,759	—

Total as of June 30, 2007					—	1,293,166

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA’s shares at December 31, 2007 is Ps. 12.25. Quotation price of APSA’s shares at June 30, 2007 is Ps. 14.5
(3)	Quotation price of Banco Hipotecario’s shares at December 31, 2007 is Ps. 2.25 (See Note 18 to the Unaudited Basic Financial Statements).

Quotation price of Banco Hipotecario’s shares at June 30, 2007 is Ps. 3.27

(4)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles.
(5)	See Note 39 to the Unaudited Consolidated Financial Statements.
(6)	See Note 32 to the Unaudited Consolidated Financial Statements.
(7)	Company incorporated in May, 2007 (See Note 40 to the Unaudited Consolidated Financial Statements).
(8)	Company incorporated in August, 2007 (See Note 41 to the Unaudited Consolidated Financial Statements).
(9)	Company incorporated in November, 2007 (See Note 41 to the Unaudited Consolidated Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit D

Items	Value as of December 31, 2007	Value as of June 30, 2007
Current Investments
Mutual funds (1)	51,570	20,725
Convertible Note APSA 2014 – Accrued interest (2)	4,518	4,357
Other investments (2)	—	125
IRSA I Financial Trust Exchangeable Certificates (2)	—	88

Total current investments as of December 31, 2007	56,088	—

Total current investments as of June 30, 2007	—	25,295

Non-current investments
Caballito plots of land	9,223	9,223
Pilar	3,408	3,408
Torres Jardín IV (4)	3,010	3,010
Padilla 902 (3)	94	94

Subtotal undeveloped parcels of lands	15,735	15,735
Convertible Note APSA 2014 (5)	99,944	98,166
Advances for purchase of shares	3,995	—
IRSA I Trust Exchangeable Certificates	429	571
Art works	40	40

Subtotal others investments	104,408	98,777

Total non-current investments as of December 31, 2007	120,143	—

Total non-current investments as of June 30, 2007	—	114,512

(1)	Includes as of December 31, 2007, Ps. 3,111 corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows, and as of June 30, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund, Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B—Banco Itau Fund, Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 266 (See comments in Note 1.5.i.).
(4)	Net of the allowance for impairment amounting to Ps. 20 (See comments in Note 1.5.i.).
(5)	See Note 22 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period beginning on July 1, 2007 and

ended December 31, 2007

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of December 31, 2007	Carrying value as of June 30, 2007
Deducted from assets:
Allowance for Impairment of fixed assets (2)	7,368	—	(18)	7,350	7,368
Allowance for doubtful accounts (1)	331	112	—	443	331
Allowance for Impairment of undeveloped parcels of land	286	—	—	286	286
From liabilities:
Provision for lawsuits	6	71	—	77	6

Total as of December 31, 2007	7,991	183	(18)	8,156	—

Total as of June 30, 2007	11,165	163	(3,337)	—	7,991

(1)	Increases are disclosed in Exhibit H.
(2)	Decreases correspond to allowance for impairment recovery for Ps. 18 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

Exhibit F

Items	December 31, 2007 Ps.	December 31, 2006 Ps.
I. Cost of sales
Stock as of beginning of year	113,508	134,805
Plus (less):
Purchases for the period	30	433
Expenses (Exhibit H)	380	364
Less:
Stock as of end of the period	(72,062)	(113,952)

Subtotal	41,856	21,650

Plus:
Cost of sale of Abril S.A.	—	75
Gain from valuation of inventories at net realizable value	1,197	6,821

Cost of sales	43,053	28,546

II. Cost of leases
Expenses (Exhibit H)	11,791	3,357

Cost of leases	11,791	3,357

III. Cost of services fees
Expenses (Exhibit H)	—	960

Cost of services fees	—	960

Total costs of sales, leases and services	54,844	32,863

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2007	Total as of June 30, 2007
Assets
Current Assets
Cash and banks
Cash	US$	5,568	0.003109	(1)	18	14
Cash	Euros	3,096	0.004572	(1)	14	6
Cash	Pounds	381	0.006192	(1)	2	2
Cash	Real	1,019	0.001680	(1)	2	1
Banks	US$	7,523,896	0.003109	(1)	23,392	27,876
Banks	Euros	116,204	0.004572	(1)	531	479
Banks	Yenes	—	—		—	29,070
Investments
Boden 2013	US$	506	0.003109	(1)	2	2
Mutual Funds	US$	6,709,452	0.003109	(1)	20,860	5,510
Accrued interest Convertible Note APSA 2014	US$	1,434,743	0.003149	(1)	4,518	4,357
Banco Ciudad de Bs. As. Bond	Euros	—	0.004572	(1)	—	123
Banco Ciudad de Bs. As. Bond—Accrued interest	Euros	—	0.004572	(1)	—	2
Mortgages and leases receivable net
Mortgages receivable	US$	14,146,503	0.003109	(1)	43,981	5,222
Related parties	US$	345,967	0.003149	(1)	1,089	1,967
Other receivables and prepaid expenses
Prepaid expenses	US$	2,609	0.003109	(1)	8	141
Related parties	US$	9,965,428	0.003149	(1)	31,381	32,121
Credit default SWAP	US$	158,986	0.003109	(1)	494	785
Other receivables and prepaid expenses	US$	3,000	0.003109	(1)	9	137

Total Current Assets					126,301	107,815

Non-Current Assets
Investments
Convertible Note APSA 2014	US$	31,738,262	0.003149	(1)	99,944	98,166
Mortgages and leases receivable:
Mortgages receivable	US$	97,657	0.003109	(1)	304	168
Mortgages receivable	Euros	2,250	0.004572	(1)	10	12
Related parties	US$	—	—		—	929
Other receivables
Related parties	US$	1,569,000	0.003149	(1)	4,941	3,486
Credit default SWAP	US$	1,112,380	0.003109	(1)	3,458	3,096

Total Non-current Assets					108,657	105,857

Total Assets as of December 31, 2007					234,958	—

Total Assets as of June 30, 2007					—	213,672

Liabilities
Current Liabilities
Trade accounts payable	US$	210,906	0.003149	(1)	664	1,119
Trade accounts payable	Euros	2,658	0.004632	(1)	12	18
Mortgages payable	US$	2,214,404	0.003149	(1)	6,973	14,755
Customer advances	US$	6,980,097	0.003149	(1)	21,980	21,644
Short–term debt	US$	8,312,500	0.003149	(1)	26,176	109,964
Taxes payable	US$	—	0.003149	(1)	—	1,218
Other liabilities
Related parties	US$	4,891,749	0.003149	(1)	15,404	1,485
Guarantee deposits	US$	391,717	0.003149	(1)	1,234	2,095
Others	US$	184,216	0.003149	(1)	580	380

Total Current Liabilities					73,023	152,678

Non-current Liabilities
Trade accounts payable	US$	—	0.003149	(1)	—	115
Long–term debt	US$	153,000,000	0.003149	(1)	481,797	574,863
Other liabilities
Related parties	US$	9,115,413	0.003149	(1)	28,704	15,303
Guarantee deposits	US$	1,117,279	0.003149	(1)	3,518	1,930

Total Non-current Liabilities					514,019	592,211

Total Liabilities as of December 31, 2007					587,042	—

Total Liabilities as of June 30, 2007					—	744,889

(1)	Official selling and buying exchange rate as of December 31, 2007 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2007 and 2006 and ended December 31, 2007 and 2006

In thousand of pesos

Exhibit H

Items	Total as of December 31, 2007	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recovered expenses	Expenses			Total as of December 31, 2006
							Administration	Selling	Financing
Interest and indexing adjustments	27,205	—	—	—	8	(8)	—	—	27,205	13,584
Depreciation and amortization	12,328	11,386	—	—	—	—	468	—	474	3,262
Salaries, bonus and social security charges	4,873	—	42	—	404	(404)	4,831	—	—	4,872
Fees and compensations for services	4,262	21	93	—	239	(239)	4,148	—	—	1,252
Directors fees	3,819	—	—	—	—	—	3,819	—	—	1,630
Bank charges	2,279	—	—	—	62	(62)	2,279	—	—	1,352
Gross sales tax	1,363	—	—	—	6	(6)	—	1,363	—	1,548
Maintenance of buildings	660	341	217	—	1,381	(1,381)	102	—	—	1,330
Commissions and expenses from property sold	481	—	—	—	—	—	—	481	—	585
Travel expenses	430	—	—	—	3	(3)	430	—	—	265
Rents	387	—	—	—	491	(491)	387	—	—	179
Safety box and stock broking charges	302	—	—	—	—	—	302	—	—	193
Advertising and promotion	228	—	—	—	—	—	—	228	—	568
Traveling, transportation and stationery	227	—	—	—	5	(5)	227	—	—	96
Subscriptions and dues	233	—	—	—	—	—	233	—	—	77
Utilities and postage	117	—	5	—	1,231	(1,231)	112	—	—	9
Doubtful accounts	112	—	—	—	—	—	—	112	—	17
Taxes	94	43	23	—	502	(502)	28	—	—	—
Other expenses of personnel administration	93	—	—	—	30	(30)	93	—	—	207
Insurance	90	—	—	—	77	(77)	90	—	—	702
Courses	51	—	—	—	—	—	51	—	—	96
Security	2	—	—	—	1,085	(1,085)	2	—	—	4
Recovered expenses	—	—	—	—	(5,794)	5,794	—	—	—	—
Others	904	—	—	—	270	(270)	297	—	607	1,951

Total as of December 31, 2007	60,540	11,791	380	—	—	—	17,899	2,184	28,286	—

Total as of December 31, 2006	—	3,357	364	960	—	—	11,561	2,718	14,819	33,779

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31, 2007 and June 30, 2007

In thousand of pesos

Exhibit I

	Without term	With maturity date												Interest
		Falling due	To due										Total	No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term			Fixed rate	Variable rate
December 31, 2007
Assets
Investments	52,319	—	4,518	—	—	—	—	—	—	99,944	104,462	104,462	156,781	52,319	104,462	—
Receivables	41,323	832	81,530	53,921	5,583	1,517	21,271	28,573	20,484	450	213,329	214,161	255,484	117,386	126,505	11,593
Liabilities
Short and long-term debt	—	—	16,510	(219)	(219)	12,433	8,572	(875)	(875)	467,833	503,160	503,160	503,160	8,770	491,244	3,146
Other liabilities	4,843	140	32,199	14,533	8,311	18,900	3,285	30,912	478	461	109,079	109,219	114,062	64,238	7,589	42,235
June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829
Liabilities
Short and long-term debt	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		12.31.2007	Current	03.31.2008	06.30.2008	09.30.2008	12.31.2008
Receivables	Mortgages and leases receivable	832	—	36,663	19,946	136	174	57,751
	Other receivables and prepaid expenses	—	1,281	44,867	33,975	5,447	1,343	86,913
	Total	832	1,281	81,530	53,921	5,583	1,517	144,664
Liabilities	Trade accounts payable	—	122	10,197	—	—	—	10,319
	Mortgages payable	—	—	4,154	2,819	—	—	6,973
	Customer advances	—	—	12,212	11,165	478	478	24,333
	Short and long-term debt	—	—	16,510	(219)	(219)	12,433	28,505
	Salaries and social security payable	—	—	1,030	—	626	—	1,656
	Taxes payable	—	—	3,758	18	7,114	19	10,909
	Other liabilities	140	4,743	848	531	93	18,403	24,758
	Total	140	4,865	48,709	14,314	8,092	31,333	107,453

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011
Receivables	Mortgages and lease receivable	—	16	26	16	17	17	18	18	19	20
	Other receivables and prepaid expenses	40,042	5,262	5,108	5,722	5,104	8,256	5,103	5,101	10,041	5,100
	Total	40,042	5,278	5,134	5,738	5,121	8,273	5,121	5,119	10,060	5,120
Liabilities	Trade accounts payables	—	12	—	—	—	—	—	—	—	—
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	478	478	477	477	—	—	—	—	—
	Short and long-term debts	—	(219)	(219)	(219)	9,229	(218)	(219)	(219)	(219)	(218)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	20	20	21	21	21	22	22	23	24
	Other liabilities	(22)	236	293	477	275	281	29,731	—	812	—
	Total	(22)	527	572	756	10,002	84	29,534	(197)	616	(194)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

3.	(Continued)

Concepts		To be due (Point 3.c)									Total
		06.30.2011	09.30.2011	12.31.2011	12.31.2012	12.31.2013	12.31.2014	12.31.2015	12.31.2016	12.31.2017
Receivables	Mortgages and lease receivable	21	21	21	84	—	—	—	—	—	314
	Other receivables and prepaid expenses	5,101	5,100	5,100	—	—	5	361	—	—	110,506
	Total	5,122	5,121	5,121	84	—	5	361	—	—	110,820
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	12
	Mortgages payable	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	—	1,910
	Short and long-term debts	(219)	(219)	(219)	(875)	(875)	(875)	(875)	(875)	472,208	474,655
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	24	25	25	106	116	52	—	—	—	542
	Other liabilities	—	—	380	94	—	—	93	—	—	32,650
	Total	(195)	(194)	186	(675)	(759)	(823)	(782)	(875)	472,208	509,769

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current				Total in foreign currency	Total
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Total in local currency
Receivables	Mortgages and leases receivable	12,681	45,070	57,751	—	314	314	12,681	45,384	58,065
	Other receivables and prepaid expenses	55,021	31,892	86,913	102,107	8,399	110,506	157,128	40,291	197,419
	Total	67,702	76,962	144,664	102,107	8,713	110,820	169,809	85,675	255,484
Liabilities	Trade accounts payable	9,643	676	10,319	12	—	12	9,655	676	10,331
	Mortgages payable	—	6,973	6,973	—	—	—	—	6,973	6,973
	Customer advances	2,353	21,980	24,333	1,910	—	1,910	4,263	21,980	26,243
	Short and long-term debt	2,329	26,176	28,505	(7,142)	481,797	474,655	(4,813)	507,973	503,160
	Salaries and social security payable	1,656	—	1,656	—	—	—	1,656	—	1,656
	Taxes payable	10,909	—	10,909	542	—	542	11,451	—	11,451
	Other liabilities	7,540	17,218	24,758	428	32,222	32,650	7,968	49,440	57,408
	Total	34,430	73,023	107,453	(4,250)	514,019	509,769	30,180	587,042	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgages and leases receivable	57,751	—	57,751	314	—	314	58,065	—	58,065
	Other receivables and prepaid expenses	86,913	—	86,913	110,506	—	110,506	197,419	—	197,419
	Total	144,664	—	144,664	110,820	—	110,820	255,484	—	255,484
Liabilities	Trade accounts payable	10,319	—	10,319	12	—	12	10,331	—	10,331
	Mortgages payable	6,973	—	6,973	—	—	—	6,973	—	6,973
	Customer advances	24,333	—	24,333	1,910	—	1,910	26,243	—	26,243
	Short and long-term debt	28,505	—	28,505	474,655	—	474,655	503,160	—	503,160
	Salaries and social security payable	1,656	—	1,656	—	—	—	1,656	—	1,656
	Taxes payable	10,909	—	10,909	542	—	542	11,451	—	11,451
	Other liabilities	24,758	—	24,758	32,650	—	32,650	57,408	—	57,408
	Total	107,453	—	107,453	509,769	—	509,769	617,222	—	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Total accruing interest			Not Accruing interest	Total
		Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables	Mortgage and lease receivables	3,361	—	54,390	57,751	304	—	10	314	3,665	—	3,665	54,400	58,065
	Other receivables	56,658	7,735	22,520	86,913	66,182	3,858	40,466	110,506	122,840	11,593	134,433	62,986	197,419
	Total	60,019	7,735	76,910	144,664	66,486	3,858	40,476	110,820	126,505	11,593	138,098	117,386	255,484
Liabilities	Trade accounts payable	—	—	10,319	10,319	—	—	12	12	—	—	—	10,331	10,331
	Mortgages payables	6,973	—	—	6,973	—	—	—	—	6,973	—	6,973	—	6,973
	Customer advances	—	—	24,333	24,333	—	—	1,910	1,910	—	—	—	26,243	26,243
	Short and long-term debt	9,447	3,146	15,912	28,505	481,797	—	(7,142)	474,655	491,244	3,146	494,390	8,770	503,160
	Salary and social security charges	—	—	1,656	1,656	—	—	—	—	—	—	—	1,656	1,656
	Taxes payable	74	—	10,835	10,909	542	—	—	542	616	—	616	10,835	11,451
	Other liabilities	—	13,893	10,865	24,758	—	28,342	4,308	32,650	—	42,235	42,235	15,173	57,408
	Total	16,494	17,039	73,920	107,453	482,339	28,342	(912)	509,769	498,833	45,381	544,214	73,008	617,222

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivable net

December 31, 2007
Related parties:
Hoteles Argentinos S.A.	2,140
Alto Palermo S.A.	1,935
Inversora Bolivar S.A.	1,703
Cresud S.A.C.I.F. y A.	564
Llao-Llao Resort S.A.	235
Consultores Assets Management S.A.	219
Consorcio Libertador	102
Cyrsa S.A.	67
Comercializadora Los Altos S.A.	64
Tarshop S.A.	62
Canteras Natal Crespo S.A.	51
Fundación IRSA	28
Museo de los Niños	21
Solares Santa María S.A.	21
Banco de crédito y Sercuritización S.A.	18
Rummaala S.A.	16
ECIPSA Holding S.A.	8
Puerto Retiro S.A.	2
Pereiraola S.A.	1

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Other current receivables and prepaid expenses

December 31, 2007
Related parties:
Sutton	28,293
Llao-Llao Resorts S.A.	25,263
Inversora Bolívar S.A.	5,761
Palermo Invest S.A.	5,044
Cyrsa S.A.	1,425
Rummaala S.A.	1,203
Solares de Santa María S.A.	691
Canteras Natal Crespo S.A.	448
Advances to Managers, Directors and Staff	145
Consorcio Libertador	64
Alto Palermo S.A.	62
Directors	48
Puerto Retiro S.A.	39
Cresud S.A.C.I.F. y A.	16
Fibesa S.A.	4
Fundación IRSA	1
Nuevas Fronteras S.A.	1

Other non-current receivables and prepaid expenses

December 31, 2007
Related parties:
Inversora Bolivar S.A.	61,206
Llao-Llao Resorts S.A.	4,941
Canteras Natal Crespo S.A.	458
Advances to Managers, Directors and Staff	36

Current investments

December 31, 2007
Related parties:
Alto Palermo S.A.	4,518
Banco Hipotecario S.A.	318

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Non-Current investments

December 31, 2007
Related parties:
Alto Palermo S.A.	99,944

Current trade accounts payable

December 31, 2007
Related parties:
Alto Palermo S.A.	2,574
Inversora Bolívar S.A.	919
Cyrsa S.A.	517
Cresud S.A.C.I.F. y A.	419
ECIPSA Holding S.A.	22
Advances to employees	21
Consorcio Libertador	11
Shopping Alto Palermo S.A.	7
Nuevas Fronteras S.A.	7
Comercializadora Los Altos S.A.	5
Emprendimientos Recoleta S.A.	1

Other current liabilities

December 31, 2007
Related parties:
Ritelco S.A.	14,715
Directors	3,222
Hoteles Argentinos S.A.	632
Financel Communications S.A.	240
Quality Invest S.A.	95
Alto Palermo S.A.	33
Inversora Bolívar S.A.	5

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

5.	(Continued)

Short-term debt

December 31, 2007
Related parties:
E-Commerce Latina S.A.	3,204

Other non-current liabilities

December 31, 2007
Related parties:
Ritelco S.A.	28,699
Llao Llao Resorts S.A.	5
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts		Accounting values	Risk covered
ABRIL	15,000		2,261	Third party liability with additional coverage and minor risks
AV MAYO 595	9,887	(1)	5,019	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000		5,019	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,722	(1)	2,376	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000		2,376	Third party liability with additional coverage and minor risks
BOUCHARD 710	84,720	(1)	67,192	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000		67,192	Third party liability with additional coverage and minor risks
BOUCHARD 551	141,149	(1)	237,925	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000		237,925	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	398	(1)	763	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000		763	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	15,000		2,050	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,970	(1)	20,581	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000		20,581	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	15,000		171,518	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (Il) Building A	27,222	(1)	18,197	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (Il) Building A	15,000		18,197	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	27,359	(1)	25,631	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000		25,631	Third party liability with additional coverage and minor risks
DOCK 13	63	(1)	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000		1,595	Third party liability with additional coverage and minor risks
DORREGO 1916	15,000		13	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,872	(1)	487	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	15,000		487	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	14,146	(1)	28,764	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	15,000		28,764	Third party liability with additional coverage and minor risks
LIBERTADOR 498	65,783	(1)	40,374	Third party liability with additional coverage and minor risks
LIBERTADOR 498	15,000		40,374	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,722	(1)	2,782	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000		2,782	Third party liability with additional coverage and minor risks
MADERO 1020	2,181	(1)	1,632	Third party liability with additional coverage and minor risks
MADERO 1020	15,000		1,632	Fire, explosion with additional coverage and debris removal
MAIPU 1300	45,426	(1)	41,656	Third party liability with additional coverage and minor risks
MAIPU 1300	15,000		41,656	Fire, explosion with additional coverage and debris removal
MINETTI D	115	(1)	58	Third party liability with additional coverage and minor risks
MINETTI D	15,000		58	Fire, explosion with additional coverage and debris removal
MUSEO RENAULT	15,000		10,604	Third party liability with additional coverage and minor risks
WORKS IN PROGRESS DIQUE IV	15,000		21,346	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,893	(1)	18,773	Third party liability with additional coverage and minor risks
RECONQUISTA 823	15,000		18,773	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	402	(1)	282	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	15,000		282	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	9,327	(1)	3,199	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000		3,199	Third party liability with additional coverage and minor risks
SARMIENTO 517	69	(1)	98	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000		98	Third party liability with additional coverage and minor risks
SUIPACHA 652	30,027	(1)	12,066	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000		12,066	Third party liability with additional coverage and minor risks
CABALLITO PLOT OF LAND	15,000		22,663	Third party liability with additional coverage and minor risks
TORRES JARDIN	861	(1)	466	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000		466	Third party liability with additional coverage and minor risks
TORRE RENOIR I	15,000	(1)	41,168	Third party liability with additional coverage and minor risks
VILLA CELINA	15,000		43	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of December 31, 2007, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2007

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 21 to the unaudited financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Buenos Aires, February 11, 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Current Assets	982,900	583,165	457,479	303,105	286,267
Non-Current Assets	3,173,074	2,516,141	2,165,252	2,042,997	1,860,753

Total	4,155,974	3,099,306	2,622,731	2,346,102	2,147,020

Current Liabilities	558,219	756,968	441,178	331,753	179,699
Non-Current Liabilities	1,263,996	350,768	440,294	543,767	642,796

Subtotal	1,822,215	1,107,736	881,472	875,520	822,495

Minority interest	458,672	414,993	439,903	430,009	452,475
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,875,087	1,576,577	1,301,356	1,040,573	872,050

Total	4,155,974	3,099,306	2,622,731	2,346,102	2,147,020

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Operating income	141,901	104,694	85,632	59,323	24,470
Amortization of goodwill	616	(498)	(553)	(981)	(1,485)
Financial results	(54,853)	12,305	(32,324)	(9,744)	33,970
(Loss) Gain in equity investments	(9,066)	15,034	28,539	49,502	(8,909)
Other income and expenses, net	(4,500)	(6,327)	(4,993)	(4,939)	195

Net gain before taxes	74,098	125,208	76,301	93,161	48,241
Income tax/ MPIT	(46,451)	(37,878)	(33,583)	(29,609)	(14,427)
Minority interest	(21,863)	(21,210)	(13,732)	(6,792)	(1,401)

Net gain	5,784	66,120	28,986	56,760	32,413

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Apartments & Loft Buildings
Alto Palermo Park	—	—	63	—	—
Edificios Cruceros	—	3,262	—	—	—
Palacio Alcorta	—	—	22,986	—	—
Proyecto Rosario	3,428	—	—	—	—
Minetti D	49	—	—	—	—
Torres de Abasto	295	—	—	11	—
Torres Jardín	16	—	—	—	—
Barrio Chico	855	—	—	—	—
Other	—	—	—	—	112
Residential Communities
Abril / Baldovinos (1) (2)	1,756	1,121	2,823	1,519	2,588
Villa Celina IV and V	—	—	—	—	23
Undeveloped parcel of lands
Canteras Natal Crespo	21	59	—	—	—
Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	56,591	26,206	—	23,624	—
Madero 1020	—	—	—	1,806	4,774
Other	—	105	1	—	312

	63,011	30,753	27,706	26,960	13,020

(1)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(2)	Includes the revenues for the sale of Dormies.

F-360

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003
Liquidity ratio
Current Assets	982,900	=1.76	583,165	=0.77	457,479	=1.04	303,105	=0.91	287,934	=1.60

Current Liabilities	558,219		756,968		441,178		331,753		179,699
Indebtedness ratio
Total liabilities	1,822,215	=0.97	1,107,736	=0.70	881,472	=0.68	875,520	=0.84	822,495	=0.94

Shareholders’ Equity	1,875,087		1,576,577		1,301,356		1,040,573		872,050
Solvency
Shareholders’ Equity	1,875,087	=1.03	1,576,577	=1.42	1,301,356	=1.48	1,040,573	=1.19	872,050	=1.06

Total liabilities	1,822,215		1,107,736		881,472		875,520		822,495
Immobilized Capital
Non-Current Assets	3,173,074	=0.76	2,516,141	=0.81	2,165,252	=0.83	2,042,997	=0.87	1,859,086	=0.87

Total Assets	4,155,974		3,099,306		2,622,731		2,346,102		2,147,020

6.	Brief comment on the outlook for the coming year.

See Attached.

SUMMARY as of December 31, 2007

During calendar year 2007 the Argentine economy continued to grow in terms of Gross Domestic Product (GDP) for the fifth consecutive year. According to November 2007 data, the year-on-year GDP growth was 8.5%.

Thanks to the rise in salaries and growth in economic activity levels, investment and private consumption have reached historical highs. While investment represented 22.5% of the GDP, private consumption showed an inter-annual 8.6% non-seasonal increase, accounting for approximately 65% of the GDP. As a result of this expansion, during calendar year 2007 unemployment decreased to 7.5%, the lowest figure recorded in the last 14 years. However, the inflationary pickup and limited supply of energy may cause a deceleration in activity levels in the future. To counteract the effects of these two issues, the authorities are analyzing the possibility of increasing energy supply through investments in generation and transmission assets. Despite the potential deceleration of economic activity levels mentioned, certain sectors of the economy keep posting record growth levels. The car manufacturing industry, for example, recorded a 141.7% increase in January 2008 compared to the same month of 2007, and exports rose 107.2% in the same period, according to Automobile Manufacturing Association data.

Public accounts continued to show a favorable evolution during calendar year 2007, mainly reflected by the rate of primary surplus. Primary budget surplus reached 3.2% of the GDP, driven by high tax revenue levels, balancing public spending. In connection with external accounts, Argentina posted a trade balance surplus of US$ 6.350 billion as of November 30 of calendar year 2007. Consequently, the Argentine Central Bank has strengthened its reserve position, achieving an inter-annual growth of 42.8% in reserves.

As concerns the industries in which we operate, construction continues to be one of the main drivers of the Argentine economy. For the first eleven months of calendar year 2007, the summary indicator of construction activities (ISAC in Spanish) prepared by the National Institute of Statistics and Census (INDEC) showed an 8.3% increase as compared to the same period of the previous year, according to non-seasonal data.

Housing demand in the residential real estate market has shown a sustained growth in recent years, underpinned by the income recovery in the population, the local investors’ trend to channel savings to the real estate segment and the inflow of foreign investors who are attracted by the City of Buenos Aires and its alluring real estate values compared to other capitals of the world. In this context, while the excessive supply of mortgage loans has shored up real estate prices in the major economies of the world, in our market real estate prices have lagged as compared to these economies because housing credits remain at levels lower than 2% of the GDP. Therefore, a crisis in low-quality mortgage loans that adversely affects housing values is not likely to occur.

On the contrary, looking ahead mortgage lending should increase to the extent permitted by market conditions, with a view to satisfying the population’s housing needs. In this regard, the federal administration is expected to promote future housing financing policies through the financial system and the pension funds aimed at reactivating the mortgage market.

In line with the high levels in private consumption, supermarket sales recorded a year-on-year increase of 29.7% measured at current prices. As concerns the performance of shopping center sales, the INDEC estimates that in calendar year 2007 they recorded a 28.0% increase compared to calendar year 2006, measured in current pesos. The inflow of tourists combined with a competitive exchange rate have added to the favorable performance of this segment.

Demand in the office segment is active while the supply of new offices is still low and soon absorbed, causing demand to remain unsatisfied. Vacancies are caused by the relocation of businesses, and their level is technically null in the higher categories. This mismatch between supply and demand has resulted in a continuous rise in rental prices, particularly in the top quality office segment.

The hotel segment, and five star hotels in particular, have been favored in the last five years by the increase in the number of tourists with high purchasing power. In an international scenario in which worldwide inflow of tourists reached record highs in 2007, according to the latest issue of the WTO World Tourism Barometer, Argentina ranked second among the American countries with the largest growth rate in tourist arrivals, with a 11% increase compared to 2006.

Comments on results for the semester ended December 31, 2007

In this macroeconomic context, we registered a significant improvement in our operating income which amounted to Ps.141.9 million as of December 31, 2007, compared to Ps.104.7 million as of December 31, 2006. This represents a 35.5% increase.

The Company’s revenues increased 45.9%, from Ps.340.3 million as of December 31, 2006 to Ps.496.6 million as of December 31, 2007. The participation of the different segments in net revenues was: sales and developments, Ps.63.0 million; offices and other rental properties Ps.44.8 million; shopping centers, Ps.172.6 million; hotels Ps.76.0 million; credit cards, Ps.139.9 million; and financial and other transactions, Ps.0.3 million.

Although we recorded an increase in revenues from our principal business segments, our net income for the six-month period ended December 31, 2007 was Ps.5.8 million compared to Ps.66.1 million in the same period of fiscal year 2007. It should be noted that in the first quarter of the current fiscal year we recorded losses of Ps.30.0 million, which implies that in this quarter we were capable of generating sufficient income to offset accumulated losses. In addition, the lower income in this period as compared to the same period of the previous fiscal year was not motivated by any factors inherent to the operations in the various business segments, but to results not related to operations, such as higher financial expenses and losses from related companies.

Financial results registered a Ps.54.9 million loss compared to a Ps.12.3 million gain in the same semester of fiscal year 2007. The difference is mainly explained by the issue of IRSA’s and APSA’s Notes in the first six months of fiscal year 2007 which generated interest that translated into higher financing expenses. On the other hand, there was a drop in the value of certain financial assets held as a result of market conditions.

Finally, the results from related companies showed a loss of Ps.9.1 million compared to a gain of Ps.15.0 million in the same semester of fiscal year 2007. Banco Hipotecario’s most recent quarterly financial statements reflect the reversal of losses and show healthy business indicators. Banco Hipotecario’s net income for the last quarter of the calendar year amounts to Ps.33 million, which partially offsets the extraordinary losses posted for the third quarter in the amount of 102.1 million attributable to valuation differences arising from portfolio holdings of certain financial assets at a lower fair value. In calendar year 2007, Banco Hipotecario recorded net cumulative income for Ps. 80.8 million. In the last quarter, loans to the private sector grew by 59% compared to the same quarter of the previous year. Furthermore, in 2007, BHSA opened 8 new branches and 35 sales offices, which totals 96 points of sale.

First semester of fiscal year 2008 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the six-month period ended December 31, 2007, income from rental properties totaled Ps.44.8 million, registering a 95.0% increase as compared to Ps.23.0 million registered in the same period of fiscal year 2007.

Our significant growth in this segment is mainly explained by the higher rental prices of our office buildings and our consolidated position in the class A and AAA building segment, whose occupancy levels have surpassed those prevailing before the 2001 crisis.

The sustained increase in demand for rental properties and the scarce supply of new spaces have given rise to a strong recovery in prices which have already reached and even surpassed the levels in place during the years prior to the 2001 crisis in dollar terms. According to CB Richard Ellis and Colliers International records, the rental prices of AAA class offices in the Catalinas and Plaza Roma areas ranges from US$/sqm 35 per month to US$/sqm 38 per month, compared to a range of US$/sqm 30 per month to US$/sqm 35 per month in the same semester of the previous year, whereas average rental prices of A class offices stands between US$/sqm 25 per month and US$/sqm 28 per month. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years. At present, our office portfolio stands at US$/sqm. 19 per month, which value will be gradually updated as our lease agreements are renewed.

Our portfolio represents 135,182 square meters of A and AAA leaseable area, a 58.5% increase in leaseable area compared to the figures recorded as of December 31, 2006, causing the Company’s market share in this segment to rise to more than 20%. Our offices continue to have full occupancy levels, reaching 98.6% during the second quarter of fiscal year 2008 compared to 98.1% in the second quarter of the previous fiscal year. This implies a vacancy rate of 1.4% in our offices, which is lower to the market average of 2.6% according to Colliers International records, showing the high quality of our properties and the Company’s strong positioning. Besides, these values are way below the ones recorded during the years prior to the 2001 crisis, which exceeded 6%.

The promising future in this business segment encourages us to continue studying the possibility of adding new spaces to our portfolio, either through construction or purchase of built properties with proven yield, in top-rated locations. Our future projects include the addition of 11,000 sqm. of leaseable area in Dique IV in Puerto Madero, currently under construction, which implies a total investment of approximately Ps. 45 million. Work progress is 18%, and completion is scheduled for December 31, 2008. In addition, since December 2006 we have a purchase option in respect of the building known as “Edificio República”, located in the intersection of Tucumán and Bouchard Streets, which has 21 floors of luxury office space. This property is one of the most important office buildings in the City of Buenos Aires, and was designed by the renowned architect César Pelli. We expect to exercise this purchase option in the next months.

After the closing of this quarter, Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial submitted an offer to purchase 29.9% of Edificio Bouchard Plaza, also known as “Edificio La Nación”, which represented a highly attractive opportunity for the Company in terms of realized appreciation of its portfolio assets. The transaction, representing an area of 9,946 square meters and 133 parking spaces, amounted to US$ 34.4 million and generated a Ps.20.5 million profit. It should be noted that the lease agreements executed with NORTEL NETWORKS DE ARGENTINA SA and Techint were assigned.

Below is information on our office space as of December 31, 2007.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of December 31 Ps./000 (4)			Book Value Ps./000 (5)
			Dec-07			2007	2006	2005
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,167	5,625	4,558	2,351	92,294
Dock Del Plata	11/15/06	7,921	100.00%	100%	538	3,663	684	—	25,631
Libertador 498	12/20/95	10,533	100.00%	100%	724	4,083	2,747	1,754	40,347
Maipú 1300	09/28/95	10,280	100.00%	100%	714	3,911	2,688	1,600	41,658
Laminar Plaza	03/25/99	6,521	94.98%	100%	454	2,668	2,301	1,163	28,764
Reconquista 823/41	11/12/93	5,016	100.00%	100%	192	1,100	158	—	18,773
Suipacha 652/64	11/22/91	11,453	100.00%	100%	287	1,170	860	596	12,066
Edificios Costeros	03/20/97	6,389	88.67%	100%	329	1,892	1,492	791	18,197
Costeros Dique IV	08/29/01	5,437	100.00%	100%	387	2,179	881	829	20,581
Bouchard 710	06/01/05	15,014	100.00%	100%	813	4,859	4,240	2,517	67,192
Bouchard 551	03/15/07	33,324	96.71%	100%	1,656	6,627	—	—	237,925
Madero 1020	12/21/95	215	100.00%	100%	8	49	47	29	1,632
Della Paolera 265	08/27/07	15,822	100.00%	100%	1,237	5,108	—	—	171,518
Works in progress in Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	—	—	21,346
Other Offices (7)	N/A	3,677	100.00%	N/A	111	677	634	511	10,557

Subtotal Offices		154,137	98.6%	N/A	8,617	43,611	21,290	12,141	808,481
Other Properties
Commercial Properties (8)	N/A	642	57.24%	N/A	19	88	116	126	4,036
Museo Renault	12/06/07	1,275	100.00%	100%	—	—	—	—	10,604
Thames (6)	11/01/97	33,191	100.00%	100%	51	304	304	304	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	100%	69	413	593	298	12,494
Other Properties (9)	N/A	2,072	100.00%	N/A	5	100	30	184	5,719

Subtotal Other Properties		97,280	98.4%	N/A	144	905	1,043	912	36,752
Related Fees (12)		N/A	N/A	N/A	N/A	307	656	341	N/A

TOTAL OFFICES AND OTHER (10)		251,417	98.53%	N/A	8,761	44,823	22,989	13,394	845,233

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 12/31/07 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Abril retail stores and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolívar S.A.), Constitución 1159 (through IRSA) and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.

II. Alto Palermo S.A (“APSA”): Shopping Centers and Credit Card

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company which operates our shopping center and credit card segments, in which we had a 62.5% interest as of December 31, 2007.

Net income for the six-month period was Ps.48.7 million, compared to Ps.40.2 million recorded in the same period of the previous year. In terms of percentages, this improvement stands for a 21.1% increase.

Total revenues as of December 31, 2007 amounted to Ps.316.2 million, i.e., 42.1% higher than the total revenues recorded in the same period of the previous year. This increase mainly results from the consumer spending momentum, which has fostered sales in our shopping center and credit card segments.

Gross profit for the period showed a major 39.6% increase, from Ps. 148.5 million in the second quarter of fiscal year 2007 to Ps. 207.3 million in the same period of fiscal year 2008.

The consolidated operating income for the period registered a gain of Ps.107.9 million as compared to Ps.84.9 million registered in the same period of the previous year, which stands for a 27.1% increase. EBITDA1 for the six-month period totaled Ps. 145.7 million representing a 23.9% increase as compared to the EBITDA for the same period of the previous year. The increase in operating results at lower rates than the increase in total revenues is the result of: (1) a higher incidence of the credit card segment in the business, which operates at lower margins; (2) the results of the subsidiary Tarshop during the second quarter of fiscal year 2008, as explained under “Credit Card Segment”.

As concerns the evolution of the shopping center segment, revenues have developed favorably, showing a 29.8% increase compared to the same period of the previous fiscal year. EBITDA for this segment has grown in line with this variation, and increased 28.7% compared to the first six months of fiscal year 2007.

During the six-month period ended December 31, 2007, our tenants’ sales have continued to grow, reaching Ps. 1,870.8 million, 31.3% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we were able to maintain an occupancy rate of 98.7%. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A.. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open in early 2009. As of December 31, 2007, Ps.83.1 million had been invested, and the degree of progress of the works was 17%.

Torres Rosario, City of Rosario. On October 11, 2007 we signed a swap agreement with Condominios del Alto S.A. pursuant to which the Company swapped a portion of plot 2-g, with a total area of 7,901.30 square meters, intended for the construction of housing units in exchange for 15 units to be built with a constructed surface area of 1,504.45 square meters and 15 parking spaces.

Acquisition of Soleil Factory, Province of Buenos Aires. On the days preceding the closing of this quarter, the Company executed a bill of sale for a partial bulk transfer with INCSA, for the purchase of one of the portions of the going concern which is composed of a Shopping Center in the property where the “Soleil Factory” shopping center is currently located, in the District of San Isidro, Province of Buenos Aires. The transaction is subject to several conditions precedent. The total price will be US$ 20.7 million. As of the date hereof, US$ 8.1 million had already been paid in advance. The remaining balance, amounting to US$ 12.6 million, will be paid within seven years from the date of execution of the deed of the definitive bulk transfer.

Below is information on our shopping centers as of December 31, 2007, in accordance with the Company’s consolidated financial statements.

[1]	EBITDA represents operating income plus depreciation and amortization charges.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (3)	Accumulated Rental Income as of December 31 Ps./000 (4)			Book Value (Ps. 000) (5)
					2007	2006	2005 (12)
Shopping Centers (6)
Alto Palermo	12/23/97	18,097	98.8%	100.0%	34,133	28,878	23,966	178,515
Abasto Shopping	07/17/94	39,581	99.7%	100.0%	35,131	27,707	21,677	184,091
Alto Avellaneda (11)	12/23/97	28,575	97.4%	100.0%	19,533	16,069	12,285	97,458
Paseo Alcorta	06/06/97	14,437	99.5%	100.0%	18,919	15,862	12,230	69,889
Patio Bullrich	10/01/98	10,978	97.6%	100.0%	14,584	12,707	10,474	102,694
Alto Noa Shopping	03/29/95	18,831	99.8%	100.0%	4,473	3,261	2,465	26,082
Buenos Aires Design	11/18/97	13,988	98.0%	53.7%	5,883	5,153	4,210	14,850
Alto Rosario Shopping	11/09/04	30,261	99.9%	100.0%	9,896	7,594	5,750	83,127
Mendoza Plaza Shopping	12/02/04	39,392	97.3%	85.4%	11,568	8,678	6,864	87,710
Fibesa and Others (7)	—	N/A	N/A	100.0%	13,031	7,315	29,340	—
Comercializadora Los Altos S.A.	—	N/A	N/A	100.0%	177	—	—	—
Income from Tarjeta Shopping	—	N/A	N/A	80.0%	139,901	89,296	55,197	—
Neuquén (8)	07/06/99	N/A	N/A	94.6%	—	—	—	12,303
Panamerican Mall S.A. (9)	12/01/06	36,173	N/A	80.0%	—	—	—	229,570
Córdoba Shopping Villa Cabrera	12/31/06	10,429	98.6%	100.0%	5,239	—	—	73,892

TOTAL (10)		260,742	98.7%	92.7%	312,468	222,520	184,458	1,160,181

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	APSA’s effective interest in each of its business units. IRSA has a 62.48% interest in APSA.
(4)	Total consolidated rents according to RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through Alto Palermo S.A.
(7)	Includes revenues from Fibesa S.A. and Others.
(8)	Land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes credit card income (Tarshop).
(11)	9.57% of the shopping center’s surface area is currently under construction.
(12)	Includes Ps.23 million from the sale of the Alcorta Plaza property, as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, in the “Sales and Developments” segment.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which we hold a 80% interest.

Our credit card business unit posted an income of Ps.4.1 million for the second quarter of fiscal year 2008, lower than the Ps.9.0 million income recorded in the same period of the previous year, as a result of higher financial and transaction costs.

Net revenues posted a significant increase of 56.7%, from Ps.89.3 million during the first semester of fiscal year 2007 to Ps.139.9 million during this semester. In addition, operating results reached Ps.11.7 million.

During the first semester EBITDA of the Credit Cards segment was Ps.13.9 million, a reduction from Ps.18.2 million in the same period of the previous year.

The credit portfolio including securitized coupons as of December 31, 2007 reached Ps.852.1 million, 52.7% higher than the Ps.558.0 million portfolio recorded as of December 31, 2006.

In the area of collections, short-term delinquency at December 31, 2007 was 5.9%.

III. Sales and Developments

In the six-month period ended December 31, 2007, the sales and developments segment recorded revenues of Ps.63.0 million, compared to Ps.30.8 million in the same period of the previous year. Below is a description of the Company’s major developments:

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May 2007, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important print media. As of December 31, 2007, the project had been completed and two units were pending sale.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start construction of these two exclusive residential buildings of 42 and 51 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. On September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose current degree of progress is 92.0%. As of December 31, 2007, 93.0% of our units had been sold, with two units pending sale.

In connection with Tower 2, as of December 31, 2007, the preliminary building tasks had started. During the second quarter of fiscal year 2008, on November 2, 2007, the Company and the developer decided to replace the swap agreement for Tower 2 for a payment of US$18.2 million, US$5.0 million of which were paid on that date and the balance will be received by the Company over the next six months. The income resulting from this transaction amounted to approximately US$4.7 million.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, the degree of progress is 15.0% and marketing is expected to be launched during this fiscal year.

Abril, Hudson, Province Buenos Aires. In Abril we have developed a 312-hectare private residential community for the construction of single family homes targeting the upper-middle income market. Abril is located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers and a shopping center. The neighborhoods have been completed, and during the second quarter of fiscal year 2008 the sale of the last plots available in stock was launched.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”. It will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding sales of the lots to be received pursuant to the swap agreement are highly positive. In connection with the degree of work progress, as of December 31, 2007, all services were already operational, including electricity, water, sewage, effluent treatment plant, public lighting, finished roads, accesses, buildings, sports sector, etc. The pending works include a road tunnel and the Bancalari-Benavidez expressway. Marketing actions started after the closing of this quarter and the preliminary sales agreement for the first plot sold was executed in mid January.

Canteras Natal Crespo, Province of Córdoba. The preliminary guidelines for the development of the project have already been laid down. With the engagement of the Chilean architecture firm URBE a Master Plan has been developed. Filing of the applications for preliminary approval is underway, and the Municipality of La Calera has already approved the feasibility of the location for the projected real estate development and the feasibility of its electric power requirements. The project will be characterized by its attractive and varied offer of residential plots and areas of low and medium density housing. Each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the Province of Córdoba.

Solares de Santa María, City of Buenos Aires, (formerly, Santa María del Plata). Solares de Santa María is a 70-hectare property facing the River Plate, located in the south border of Puerto Madero (at 10 minutes’ distance from the Government House) where we plan to start developing an urban project through our subsidiary Solares de Santa María S.A., in which we hold a 90% equity interest. The project has been designed with a residential profile and also features mixed uses, including offices, retail stores, hotels, sports and sailing clubs and service support areas such as a school, supermarket, parking areas, etc., and has been conceived as a new neighborhood in the City of Buenos Aires.

Since its purchase in 1997, we followed the application process for obtaining validation and approval of the project before the governmental authorities of the City of Buenos Aires. So as to optimize and achieve project start-up, while such consents and authorizations are obtained the Company has made contacts with investors with international experience in this kind of real estate development.

Recently, in November 2007, the Executive Branch of the Government of the City of Buenos Aires approved the project through Decree 1584/20072. The approval was made in compliance with the standards of the urban design previously approved by the Urban Planning Council of the Executive Branch, and was passed upon by all competent authorities. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site will be donated for public use and convenience (357,975 sqm) in which common recreational green and sailing areas, roads, pedestrian lanes, etc. will be constructed. However, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires.

This notwithstanding, the Decree has been challenged in court in its formal and procedural aspects, but the authorities have not rendered a decision in connection with this challenge yet. In this sense, we shall evaluate in due course the actions to adopt in order to protect our vested rights.

El Rancho, San Carlos de Bariloche. On December 14, 2006, we acquired through our hotel operator subsidiary Llao Llao Resorts S.A., a 129,533 sqm. plot located in the city of San Carlos de Bariloche, in the Province of Rio Negro. The total purchase price was US$ 7.0 million, US$ 4.2 million of which were paid in cash and the balance of US$ 2.8 million was financed through a mortgage payable in 36 equal, consecutive, monthly installments of US$ 0.086 million each. The plot is located on the shore of Gutierrez Lake, in the surroundings of the Llao Llao Hotel, in an unequalled natural frame, and has a 1,000 sqm. chalet designed by architect Ezequiel Bustillo. The Company is evaluating the possibility of developing a condo hotel on the site.

Organization of IRSA-CYRELA and Vicente Lopez residential project. IRSA-CYRELA (CYRSA), our developer of residential units for Argentina recently organized in partnership with the Brazilian developer CYRELA, continues to make progress in its first residential project to be developed in a plot of more than 22,000 square meters in the district of Vicente López. The project will involve a new concept of residential complexes focused on the use of common spaces, and will be one of the most significant developments in the Greater Buenos Aires area.

Below is a detail of the sales and properties being developed by IRSA as of December 31, 2007.

[2]

On December 21, 2007 we filed a note with the Argentine Securities Commission and the U.S. Securities and Exchange Commission with a detail of the degree of progress of the consent proceedings relating to Solares de Santa María.

Sales

SALES	Accumulated Sales as of (Ps. 000)
	12.31.2007	12.31.2006	12.31.2005	12.31.2004	12.31.2003
Residential Apartments
Torres Jardín	16	—	—	—	—
Torres de Abasto	295	—	—	11	—
Edificios Cruceros	—	3,262	—	—	—
Alcorta Plaza (1)	—	—	22,986	—	—
Proyecto Rosario	3,428	—	—	—	—
Minetti D	49	—	—	—	—
Torres Renoir II	41,808	—	—	—	—
Alto Palermo Park	—	—	63	—	—
Barrio Chico	855	—	—	—	—
Other	—	—	—	—	112
Residential Communities
Abril / Baldovinos (1) (2)	1,756	1,121	2,823	1,519	2,588
Villa Celina IV y V	—	—	—	—	23
Land Reserve
Canteras Natal Crespo	21	59	—	—	—

Other
Alsina 934	—	—	1,833	—	—
Dique II	—	—	—	—	5,211
Dique III	14,783	26,206	—	23,624	—
Madero 1020	—	—	—	1,806	4,774
Other	—	105	1	—	312

TOTAL	63,011	30,753	27,706	26,960	13,020

Notes:

(1)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. It includes the sale of shares of stock of Abril.
(2)	Includes income from the sale of dormies.

Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 (Ps. 000) (6)			Book Value Ps./000 (7)
									2007	2006	2005
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.8%	70,081	16	—	—	466
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.0%	109,561	295	—	—	368
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.4%	18,414	—	3,262	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	93.3%	10,267	855	—	—	3,199
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.9%	11,675	49	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.0%	47,920	—	—	63
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100.00%	15.00%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	92.00%	76.4%	—	—	—	—	—
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.0%	41,808	41,808	—	—	41,168
Arcos 2343	07/2002	144	90	1	100.00%	100.00%	100.00%	112		—	—	—
Yerbal 855		—	—	—	0.00%	0.00%	0.00%	—		—	—	—
Dorrego 1916		31,101	18,061	162	100.00%	100.00%	100.00%	36,110		—	—	13
Other Residential Apartments (10)		31,245	18,151	163	100.00%	100.00%	100.0%	36,222	—	—	—	13

Subtotal Residential Apartments		319,055	128,554	1,583				345,948	43,023	3,262	63	68,422
Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95.9%	220,151	1,756	1,121	2,823	8,500
Benavidez (15)	11/18/97	20,544	989,423	110	100.00%	97.00%	100.0%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100.0%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783				255,438	1,756	1,121	2,823	18,538
Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.0%	—	—	—	—	54,801
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.1%	22,815	—	—	—	36,683
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.0%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.0%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.93%	0.00%	0.0%	198	21	59	—	5,555
Terrenos Alcorta	07/07/98	—	1,925	—	67.67%	0.00%	100.0%	22,969	—	—	22,986
Terreno Rumaala	01/16/07	—	29,564	—	100.00%	0.00%	0.0%	—	—	—	—	60,470
Terreno Rosario		—	40,495	—	67.67%	0.00%	19.8%	3,428	3,428	—	—	20,288
Other Land Reserves (12)		—	14,328,096	—	90.09%	0.00%	1.8%	—	—	—	—	37,054

Subtotal Land Reserves			20,798,681	—				80,410	3,449	59	22,986	372,353
Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.0%	11,745	—	—	1,833	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.0%	16,471	—	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.0%	106,421	14,783	26,206	—	—
Other (13)		23,871	11,352	61	100.00%	80.00%	88.2%	30,310	—	105	1	1,595

Subtotal Other		66,420	30,632	73				164,947	14,783	26,311	1,834	1,595

TOTAL (14)		544,166	23,490,538	3,439				846,743	63,011	30,753	27,706	460,908

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation up to 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the Company’s total sales consolidated by the RT4 method adjusted for inflation up to 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at December 31, 2007, adjusted for inflation up to 02/28/03.
(8)	Through APSA.
(9)	Through IBSA.
(10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold).
(11)	Directly through IRSA and indirectly through IBSA. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Islaa Sirgadero, San Luis, Intercontinental Plaza II (through IBSA), Caballito and the Coto Project (through APSA).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment recorded a 21.3% increase, from Ps.62.7 million in the first semester of fiscal year 2007 to Ps.76.0 million in the same period of this fiscal year.

This rise was due to both the occupation and the average price rate increase. During the first six months of fiscal year 2008, the accumulated average occupancy rate in our hotels was 79.5%, compared to 74.5% in the same period of the previous year. Price rates were highly favored, as they recorded a 16.9% increase compared to the same period of the previous year. The average price per room rose from Ps.470 for the second quarter of fiscal year 2007 to Ps.549 for the second quarter of fiscal year 2008.

In view of the consolidation of the excellent performance of the hotel business in recent years, fueled by local and international tourism, before the closing of this quarter we concluded the expansion works for the construction of 43 new rooms in the Llao Llao hotel, following the traditional characteristics of this establishment. Therefore, the hotel now has 201 rooms. We have also continued improvement and refurbishment works at the Sheraton Libertador Hotel, with a degree of work progress of 50% and estimated completion date by the end of fiscal year 2009, and at the Intercontinental Hotel, with a degree of work progress of 70% and estimated completion date by mid fiscal year 2009.

The following chart shows information regarding our hotels for the six-month period ended December 31, 2007.

Hotels

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per room Ps. (2)	Sales as of December 31 (Ps. 000)			Book Value as 12/31/07 (Ps. 000)
						2007	2006	2005
Intercontinental (3)	11/01/97	76%	309	74.5%	472	28,385	22,147	19,695	60,524
Sheraton Libertador (4)	03/01/98	80%	200	90.3%	393	17,594	15,480	13,084	44,581
Llao Llao (5)	06/01/97	50%	201	76.6%	903	29,995	25,024	20,240	84,946
Terrenos Bariloche (5)	12/01/06	50%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	79.5%	549	75,974	62,651	53,019	211,951

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Repayment of Debt. On October 29, 2007 the Company repaid principal for US$ 24.3 million and made interest payments of US$ 0.3 million through the redemption of its Series Secured 3 Notes issued under the Indenture dated September 7, 2000, as amended by the Fourth Amendment to the Indenture, dated November 21, 2002. In addition, a Loan Agreement dated November 21, 2002 was fully repaid, for a total of US$ 15 million as principal and US$ 0.2 as interest.

Consolidated Financial Debt. As of December 31, 2007, IRSA’s total financial debt amounted to US$165.6 million and the Company’s total consolidated financial debt (including APSA but excluding Tarshop) amounted to US$354.1 million. The following table shows the composition of IRSA’s and APSA’s debt:

IRSA’s Debt (excluding APSA)	Outstanding Principal Amount (MM)		Interest Rate	Maturity
Edificio Bouchard mortgage	USD	1.78	8.50%	May-08
Purchase of shares in Palermo Invest S.A.	USD	6.00	9.00%	Oct-09
Llao Llao mortgage	USD	1.85	7.00%	Dec-09
Hoteles Argentinos secured loan	USD	6.00	Libor + 700 bps	Mar-10
IRSA’s Notes	USD	150.00	8.50%	Feb-17
Total Debt	USD	165.63

APSA’s Debt(1)	Outstanding Principal Amount (MM)		Interest Rate	Maturity
Seller Notes	USD	4.00	6.00%	Dec-08
Series I Notes	USD	120.00	7.88%	May-17
Series II Notes	USD	48.90	11.00%	Jun-12
Total Debt	USD	172.90
APSA’s Convertible Notes(2)	USD	15.52	10.00%	Jul-14

(1)	Excludes Tarjeta Shopping’s debt.
(2)	31,738,262 of APSA’s Convertible Notes are held by IRSA.

Series I and II Notes relate to the respective Series No. 1 and Series No. 2 Notes issued under the US$ 200 million Global Note Program authorized by the Argentine Securities Commission under Resolution No. 15,614 dated April 19, 2007.

Conversion of Convertible Notes, Exercise of Warrants and Repayment of Outstanding Convertible Notes. On November 14, 2007 the Convertible Notes issued on November 14, 2002 expired. The Convertible Notes were governed by the laws of the State of New York and accrued interest at a rate of 8% (payable semi-annually) and were convertible at a price of US$ 0.545 per share of US$1.00 par value (1.8349 shares per Convertible Note). In addition, the warrants attached to the Convertible Notes that entitled their holders to purchase 1.8349 shares of US$1.00 par value at a price of US$ 0.654 each, also expired.

As of December 31, 2007, there were no Convertible Notes or warrants outstanding, and the number of outstanding shares was 578,676,460.

IRSA Inversiones y Representaciones Sociedad Anónima

Credit Rating Upgrading. After the closing of the quarter, on February 1, 2008 Fitch Ratings announced the upgrading of the Company’s international credit rating from B to B+ and its national credit rating from A- to AA-.

Below are the main comments of its announcement:

“All ratings have a stable outlook.”

“The upgrading of IRSA’s ratings reflects an increase in the Company’s cash flow generation capacity and the financing obtained by IRSA and its subsidiary, APSA, in 2007, that improved IRSA’s debt profile and reduced its refinancing risk”.

“The credit ratings are backed by IRSA’s strong position in the Argentine real estate market,” where the Company obtained highly favorable cash flow results in its shopping center and office building segments and “its portfolio of properties strategically located in the City of Buenos Aires, that might increase the Company’s liquidity if sold or used for new developments.”

IRSA issues new shares. On October 10, 2007, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting approved a capital stock increase through the issuance of up to 280 million shares of common stock. In turn, the Shareholders’ Meeting approved the issuance of warrants to subscribe shares in the Company’s common stock free of charge, which may be exercised by those who subscribed the capital stock increase. These warrants entitle subscribing shareholders to one share every three subscribed shares. As of the date hereof, we have decided to postpone this procedure up and until we see an improvement in the prevailing market conditions.

APSA – Distribution of Dividends. On November 9, 2007, as resolved by the Shareholders’ Meeting, a cash dividend of Ps. 55.7 million was paid, which represents Ps. 0.07 per share.

VI. Brief comment on prospects for the next quarter

Economic activity in Argentina has continued to grow at high rates for the fifth consecutive year. The main drivers of this expansion process are consumption and investment, variables that have a highly positive impact on our business. Although the current international scenario shows signs of deceleration in economic growth, Argentina is well positioned to face this situation, given its sound fiscal support and sustained world demand for agricultural products, which are the main components of Argentine exports. For this reason, the outlook for fiscal year 2008 continues to be favorable.

The success obtained in the positioning and in the sales of our Shopping Centers encourages us to continue improving our vast variety of commercial proposals, suited to the needs of consumers and latest trends. In the near future we intend to continue to increase our portfolio of assets in this segment, through Panamerican Mall and Shopping Neuquén. Moreover, in line with our policy of continuously improving our portfolio, remodeling works are being performed to change the image of most of our shopping centers. Another key component of our business strategy is the presence of internationally and nationally reputed lessees; therefore, we will keep promoting their diversification and will foster the participation of top brands in our shopping centers, offering the best products in the market to our consumer public.

IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the office market, we believe that the level of prices per square meter will continue to rise on a sustained basis backed by the excessive demand and lack of vacancy. For this reason, we will continue to analyze the addition of new assets to our portfolio. Along these lines, we are building a 11,000 square meter building in Dique IV in Puerto Madero, and we hold a purchase option for the building known as “Edificio República”, one of the most modern and emblematic office buildings in the City of Buenos Aires, designed by the renowned architect César Pelli. Also noteworthy is the fact that the projected appreciation of the price per square meter has not been fully reflected in our financial statements, as the rates of the lease agreements for most of the properties in our asset portfolio have still not been reviewed. Consequently, we consider that the evolution of income from this business segment will be favorable over the next quarters of this fiscal year.

Finally, we must mention the huge growth potential of our Company which is materialized in its strategically located land reserves, such as the plots in Puerto Madero, Caballito, Neuquén, Rosario and Córdoba, among others. In the future we will continue developing these land reserves through our various lines of business. In this regard, as concerns the residential market, we will make further progress in the proceedings for urbanizing the Solares de Santa María site and the development of residential projects through the IRSA-CYRELA vehicle.

Dealer Prospectus Delivery Obligation

Until March 25, 2008, all dealers that effect transactions in these securities in the United States, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.